06013801

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Münchner Rückversicherungs - Gesellschaft

*CURRENT ADDRESS Aktiengesellschaft in München
Königinstrasse 107, 80802 München
Sitz der Gesellschaft: München
Amtsgericht München, HRB 42039

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 3 1 2006 E
THOMSON
FINANCIAL

FILE NO. 82- 34975 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: MAC
DAT : 5/26/05

ANNEX I

LIST OF MATERIAL INFORMATION
TO BE MADE PUBLIC, DISTRIBUTED OR FILED BY
MUNICH RE

[Please review and confirm, especially with regard to listing requirements with respect to the Munich Stock Exchange.]

I. ANNUAL ACCOUNTS AND REPORTS

1.1 Event/Matter: Annual Accounts (*Jahresabschluss*), Management's Report (*Lagebericht*) and List of Shareholdings (*Angaben zum Anteilsbesitz*)

- to be submitted by the management board (*Vorstand*) to the supervisory board (*Aufsichtsrat*) promptly upon completion (Commercial Code/*Handelsgesetzbuch* §§ 264 et seq., Stock Corporation Act/*Aktiengesetz* § 170; Articles of Association § 21 (2));
- to be submitted to the shareholders' meeting (*Hauptversammlung*) (together with the report of the supervisory board and the proposal of the management board concerning the distribution of profits) within the first eight months after the end of each fiscal year. Each shareholder shall upon request be provided with a copy of such documents (Stock Corporation Act § 175); and
- to be published in the Federal Gazette (*Bundesanzeiger*) (together with the auditors' report, the report of the supervisory board and, under certain circumstances, the proposal for the appropriation of results and the appropriation resolution giving details of the net income and net loss for the year), promptly following their presentation to the shareholders, but at the latest 12 months after the balance sheet date; immediately after such publication, the legal representatives must file such publication together with the respective documents with the commercial register (Commercial Code § 325 (2)). The same applies with respect to the consolidated accounts and the management's report thereon (Commercial Code § 325 (3)).

1.2 Event/Matter Annual Report (*Geschäftsbericht*)

- It is expected that the Annual Report will be published at the time of the annual shareholders' meeting (Company practice; not required by law).

1.3 Event/Matter Quarterly Reports (*Quartalsberichte*) / Interim Reprts (*Zwischenberichte*)

- Generally speaking, issuers have to publish interim reports (*Zwischenberichte*) at least once a year (Stock Exchange Act/*Börsengesetz* § 40). As long as shares of an issuer are listed in the Prime Standard segment of the FSE, such issuer is required to publish these reports as quarterly reports (*Quartalsberichte*). Quarterly reports are to be issued without delay after preparation, but in any event within two months after the end of the relevant reporting period or – in case of entities predominantly engaging in reinsurance business – within four months after the end of such relevant reporting period (Exchange Rules for the Frankfurt Stock Exchange/ *Börsenordnung für die Frankfurter Wertpapierbörse* § 63(8), (9); with regard to the parallel listing in Munich, only interim reports are required, Exchange Rules of the Munich Stock Exchange/ *Börsenordnung für die Börse München* § 60).

1.4 Event/Matter Corporate Action Timetable

- The issuer is required to prepare and continuously update a corporate action timetable including details concerning the most important events (annual shareholders' meeting, balance sheet press conference and meetings with analysts). The issuer must publish such timetable on its Internet website and submit it to the FSE's board of admissions, which is required to make it available to the public (Frankfurt Stock Exchange Ordinance § 64).

II. REGISTRATIONS WITH THE COMMERCIAL REGISTER, SHAREHOLDERS' MEETING; SUPERVISORY BOARD; GERMAN CORPORATE GOVERNANCE CODE

2.1 Event/Matter Registrations with the Commercial Register

- The company must file with the commercial register *inter alia* (i) any change of the company's name, (ii) the move of the registered office, (iii) any change regarding the members of the management board or the regulations with respect to the representation of the company, (iv) any increase or decrease of the registered share capital, the authorized capital, or the conditional capital, (v) the entering into a control and/or profit and loss transfer agreement as the dominated company and (vi) any merger, de-merger, or conversion of its legal form .

2.2 Event/Matter: Changes in the Composition of the Supervisory Board

- The management board must announce every change in the composition of the supervisory board in the electronic version of the Federal Gazette (*elektronischer Bundesanzeiger*) and file such announcement with the commercial register without delay (Stock Corporation Act § 106).

2.3 Event/Matter Calling of the Shareholders' Meeting (General Meeting)

- The calling (*Einberufung*) of the General Meeting, together with the time and place of the General Meeting, as well as the agenda (*Tagesordnung*) must be published in the electronic version of the Federal Gazette (*elektronischer Bundesanzeiger*) no later than one month prior to the last day of deposit which is the seventh calendar day prior to the General Meeting (Stock Corporation Act §§ 121 et seq., Articles of Association § 17 (1)).

2.4 Event/Matter: German Corporate Governance Code

- At least once per fiscal year, the management board and the supervisory board must declare whether the issuer is in compliance with the German Corporate Governance Code. The issuer must disclose any specific recommendations with which they have failed to comply (Stock Corporation Act § 161).

III. DISCLOSURE REQUIREMENTS PURSUANT TO THE STOCK EXCHANGE ACT (*BÖRSENGESETZ*); SECURITIES TRADING ACT (*WERTPAPIERHANDELSGESETZ*); AND STOCK EXCHANGE ADMISSION REGULATION (*BÖRSENZULASSUNGSVERORDNUNG*)

3.1 Event/Matter: Disclosure

- The issuer, if required by the exchange admission office (*Zulassungsstelle*) for the protection of the public or to ensure orderly exchange trading, is obligated to publish certain information in an appropriate form and within a reasonable time (Stock Exchange Act § 41 (2)).

3.2 Event/Matter: Publication of Notices

- The issuer of admitted shares is required to publish the convening of a shareholders' meeting and notices regarding the declaration and payment of dividends, the issue of new shares and the exercise of exchange and subscription rights (Stock Exchange Admission Regulation § 63 (1)). The relevant information must be published in a supra-regional newspaper designated for official stock exchange notices (Stock Exchange Admission Regulation § 70 (1)).

3.3 Event/Matter Publication of Additional Information

- The issuer of admitted securities is required to publish without delay any modification of the rights arising from such securities (Stock Exchange Admission Regulation § 66 (1)). The relevant information shall be published in a supra-regional newspaper designated for official stock exchange notices (Stock Exchange Admission Regulation § 70 (1)).

3.4 Event/Matter: Material Information (Ad-hoc Publicity)

- The issuer of admitted securities is required to publish without delay any insider information, *i.e.* any new circumstances directly affecting the issuer, which are not already publicly known and relate to the issuer or the securities, if such facts could have a significant influence on the market price of the admitted securities (Securities Trading Act/*Wertpapierhandelsgesetz* §§ 13 (1) and 15 (1)). The relevant publication must be effected via certain electronic information distribution systems and on the internet page of the issuer (Securities Trading Act § 15 (7) and Regulation regarding the specification of the notification and announcement obligations and the obligation to maintain a list of insiders according to the Securities Trading Act/*Verordnung zur Konkretisierung von Anzeige-, Mitteilungs- und Veröffentlichungspflichten sowie der Pflicht zur Führung von Insiderverzeichnissen nach dem Wertpapierhandelsgesetz* § 5).

3.5 Event/Matter: Directors' Dealings

- Any person having a managerial function at a listed issuer is obliged to report certain transactions to the issuer and to the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) ("BaFin") within five working days. Reportable transactions include the purchase or sale by such persons of shares of the issuer or other financial instruments (*Finanzinstrumente*) related to the shares of the issuer. Persons having a managerial function are members of the management and supervisory bodies as well as the personally liable partners of a listed issuer and of its parent company and any other person, which has regularly access to insider information and is authorized to make substantial economic decisions. The reporting obligation also extends to spouses, registered partners, children, and other relatives of such person, which live in the same household for at least one year at the time of the transaction. It does not apply, however, if the total value of a transaction, when aggregated with the value of all other relevant transactions of such person does not exceed € 5,000 until the end of the relevant calendar year. Information to be reported includes the description of the securities or rights acquired or sold, the securities identification code, the date of the transaction, the price, the number of securities or rights, and the total volume of the transaction. The issuer must publish any such report received without delay, by making it available on its website for a period of at least one month, and must send proof of such publication to the BaFin (Securities Trading Act § 15 and Regulation regarding the specification of the notification and announcement obligations and the obligation to maintain a list of insiders according to the Securities Trading Act/*Verordnung zur Konkretisierung von Anzeige-, Mitteilungs- und*

Veröffentlichungspflichten sowie der Pflicht zur Führung von Insiderverzeichnissen nach dem Wertpapierhandelsgesetz § 10 *et seq.*).

3.6 Event/Matter: Changes in Major Shareholdings

- There is a reporting obligation for every person reaching, exceeding or falling below 5%, 10%, 25%, 50% or 75% of the voting rights of a domestic corporation whose shares are admitted to trading on a regulated market in a member state of the European community or the European Economic Area. Such notice must be given without undue delay but in any event within seven calendar days by a shareholder to the issuer and the BaFin (Securities Trading Act § 21). The issuer must publish the fact of the reaching, exceeding or falling below of any of these thresholds without undue delay and no later than nine calendar days after receipt of such notice in one of the supra-regional newspapers designated for official stock exchange notices (Securities Trading Act § 25).
- There is also a reporting obligation for every enterprise reaching, exceeding or falling below 25% or 50% of the shares of a none-listed stock corporation having its registered office in Germany. Such notification must be given without undue delay to the stock corporation. The stock corporation has to announce the notification in the Federal Gazette (Stock Corporation Act §§ 20 et seq.).

IV. PRESS RELEASES AND LETTERS TO SHAREHOLDERS

- Press releases and letters to shareholders (*Aktionärsbriefe*) are not required under German law, but it is expected that the Company will publish them as a matter of company practice. Press releases will generally be published in newspapers with a circulation throughout Germany and on the Company's website, while letters to shareholders will be sent to those shareholders that are known to the issuer.

ANNEX II

MATERIAL INFORMATION
MADE PUBLIC, DISTRIBUTED OR FILED
BY MUNICH RE
SINCE JANUARY 1, 2005

ITEM #	DOCUMENT	TAB
1.1	Annual Accounts (for 2004) Munich Re Group see TAB 2, p. 144-198 of the Annual Report Munich Re Group 2004; List of Shareholdings as of December 31, 2004	1
	Annual Accounts (for 2005) Munich Re Group see TAB 2, p.. 138-211 of the Annual Report Munich Re Group 2005; List of Shareholdings as of December 31, 2005	1
1.2	Annual Report Munich Re Group (for 2004)	2
	Annual Report Munich Re Group (for 2005)	2
1.3	Annual Accounts Munich Re Company (for 2004) see TAB 4, p. 20-39 of the Annual Report Munich Re Company 2004	3
	Annual Accounts Munich Re Company (for 2005) see TAB 4, p. 38-61 of the Annual Report Munich Re Company 2005	3
1.4	Annual Report Munich Re Company (for 2004)	4
	Annual Report Munich Re Company (for 2005)	4
1.5	Interim Report (for the period ended March 31, 2005)	5
	Interim Report (for the period ended June 30, 2005)	6
	Interim Report (for the period ended September 30, 2005)	7
1.6	Corporate Action Timetable for the period 01/2005–04/2006	8
	Corporate Action Timetable for the period 05/2006–11/2007	8
2.1	see below Press Release dated July 22, 2005	9
	Articles of Association (actual date 2005/05), new Par. 4 in Article 4 effective from May 17, 2005	9
2.2	N/A	N/A
2.3	Invitation/Agenda, Annual General Meeting 2005	10
	Invitation/Agenda, Annual General Meeting 2006	10
2.4	Declaration of Compliance with Corporate Governance Code of November, 2005	11
3.1	N/A	N/A
3.2	Dividend Notice as of April 29, 2005	12
	Dividend Notice as of April 20, 2006	12
	Notice Annual General Meeting 2005	see 10
	Notice Annual General Meeting 2006	see 10

3.3 N/A .... N/A

3.4 Ad-hoc announcement of Jan. 21, 2005 13
Ad-hoc announcement of Feb. 15, 2005 13
Ad-hoc announcement of Jul. 19, 2005 13
Ad-hoc announcement of Sep. 28, 2005 13
Ad-hoc announcement of Dec. 29, 2005 13

3.5 N/A .... N/A

3.6 Announcement of Feb. 16, 2005 14
Announcement of Sep. 30, 2005 14
Announcement of Nov. 26, 2005 14
Announcement of Dec. 15, 2005 14

3.7 Annual Document 15

4.1.
Press Release of Jan. 11, 2005 16
Press Release of Jan. 21, 2005 16
Press Release of Feb. 15, 2005 16
Press Release of Feb. 24, 2005 16
Press Release of March 15, 2005 16
Press Release of April 28, 2005 16
Press Release of May 9, 2005 16
Press Release of June 27, 2005 16
Press Release of Jul. 19, 2005 16
Press Release of Jul. 22, 2005 16
Press Release of Aug. 4, 2005 16
Press Release of Sep. 11, 2005 16
Press Release of Sep. 28, 2005 16
Press Release of Oct. 5, 2005 16
Press Release of Oct. 10, 2005 16
Press Release of Nov. 7, 2005 16
Press Release of Nov. 21, 2005 16
Press Release of Dec. 29, 2005 16
Press Release of Feb. 15, 2006 16
Press Release of Feb. 23, 2006 16
Press Release of March 14, 2006 16
Press Release of April 19, 2006 16

Short Annual Report 2004 17
Short Annual Report 2005 17

(Short Annual Reports are sent to the shareholders together with the Invitation/Agenda to/of the Annual General Meetings see TAB 10)

Munich Reinsurance Company
Annual Report 2004

TAB 4

Münchener Rück
Munich Re Group



Munich Reinsurance Company

	2004 €m	2003 €m	2002 €m
Gross premiums written	**19,243**	21,748	21,857
Investments	**72,794**	70,893	57,955
Net underwriting provisions	**55,102**	52,099	46,091
Shareholders' equity	**11,866**	11,375	7,115
Profit for the year	**777**	511	2,606
Dividend	**457**	286	223
Dividend per share in €	**2.00**	1.25	1.25
Share price at 31 December in €	**90.45**	96.12	108.43*
Market capitalisation at 31 December	**20,766**	22,067	20,368

*Share price adjusted to take account of capital increase in November 2003.

Source: Datastream



Advancing innovation – This year's Munich Re Group Annual Report presents examples of initiatives and solutions developed by Munich Re staff in 2004. By deploying our skills in old and new fields with energy and ideas, we can grow profitably. The *examples may also be found on our website at* www.munichre.com

Munich Reinsurance Company
Report on the 125th year of business
1 January to 31 December 2004

01 Supervisory Board 2

02 Board of Management 8

03 Management report

Classes of business 11
Investments 13
Prospects 13
Risk report 14

04 Financial statements as at 31 December 2004

Balance sheet 20
Income statement 24
Notes to the financial statements 26
Auditor's report 39
Proposal for appropriation of profit 40

Note: The abbreviation T€ used in this report stands for thousand euros.

01 Report of the Supervisory Board



Dr. Hans-Jürgen Schinzler
Chairman of the Supervisory Board

Ladies and gentlemen,
The Supervisory Board closely monitored Munich Re's business development in the year under review, giving detailed attention to the Company's situation. We performed the duties incumbent on us by law and under the Articles of Association, advising the Board of Management and continually assuring ourselves of the fit and proper management of the Company. The Board of Management informed us promptly, comprehensively and regularly about all important business transactions. We were involved in all decisions of fundamental significance. The Chairman of the Supervisory Board kept in regular contact with the Chairman of the Board of Management in between the official meetings and obtained ongoing information on the business position.

Focal points of the meetings
Five meetings of the Supervisory Board took place in the business year 2004. The Supervisory Board allocated more time overall for the individual meetings – acting on a suggestion resulting from the efficiency audit of its activities – and was thus able to devote itself even more extensively to the Company's business situation. Special topics were also dealt with in depth, including the significance of long-term global trends and the related challenges for Munich Re. The meetings were attended by all the members in virtually every case.

The Board of Management reported in detail at the meetings about the quarterly financial statements and on the outlook for the 2004 results. On the basis of these reports, the Supervisory Board regularly discussed, in particular, the development of results in the Munich Re Group's individual business segments. In addition, we debated at length the business policy and planning for 2005 and 2006, as well as the measures for securing and expanding profitability in primary insurance and reinsurance. We had the new Chairman of the Board of Management give us a detailed picture of the Company's strategy. In addition, the Supervisory Board carefully examined the Company's risk situation and risk management, as well as the changes in supervisory requirements for reinsurance. The Board of Management kept us abreast of developments at the main subsidiaries, especially American Re, and the two major IT projects in the primary insurance and reinsurance groups. Other subjects of discussion were the personnel report of the Board of Management and a comparison with competitors of the Munich Re Group. The Supervisory Board also considered such topical issues as the effects of the German Investor Protection Enhancement Act and developments in connection with the investigations of New York State Attorney General Spitzer in the USA. The Board of Management briefed us about the restructuring measures at ERGO, the capital measure involving VICTORIA Leben and Munich Re's assumption of unified control in respect of ERGO.

Between the meetings, we were informed by the Board of Management in writing about various business transactions and events, including the successful renewals in reinsurance, Munich Re's approach with regard to HypoVereinsbank's capital increase, the new management structure for the ERGO Insurance Group, the consequences of the hurricanes in the Caribbean and the USA, the typhoons in Asia, and the earthquake off Sumatra.

Committees of the Supervisory Board

The four committees of the Supervisory Board are each composed of shareholder and employee representatives. Their membership changed in the period under review and is shown separately on page 7. Except for the Audit Committee, they are chaired by the Chairman of the Supervisory Board.

The Personnel Committee met three times in the year under review. It dealt in particular with the compensation of the members of the Board of Management, and with the latter's acceptance of seats on supervisory, advisory and similar boards.

The Standing Committee, which also met three times, devoted itself mainly to topics of corporate governance. Among other things, it discussed how the efficiency of the Supervisory Board's work could be further improved and submitted proposals for this to the full Supervisory Board.

The Audit Committee met five times. It concerned itself extensively with the annual financial statements for Company and Group and the quarterly financial statements; the external auditors reported on their work. The committee also deliberated issues of corporate governance in accounting and risk management, the Internal Auditing Division's annual report, and the financial conglomerates directive. Apart from this, it made preparations for the appointment of the external auditor, which has to be decided on by the Supervisory Board as a whole, obtained the auditor's declaration of independence, and acquired detailed information on the type and scope of services not related to auditing. It appointed the auditor and specified the focal points of the audit.

The Conference Committee as per Section 27 para. 3 of the German Co-Determination Act did not need to be convened.

Regular detailed information about the work of the committees was provided at the meetings of the full Supervisory Board.

Annual financial statements

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the following documents and gave them an unqualified auditor's opinion: Munich Reinsurance Company's financial statements and consolidated financial statements as at 31 December 2004, plus the management reports for the Company and the Group. The auditor's reports were promptly given to all the members of the Supervisory Board. The Audit Committee examined the company and consolidated financial statements, the management reports and the auditor's reports in advance and discussed them in detail with the auditor at the Audit Committee meeting on 13 March 2005 in order to prepare for the resolution by the full Supervisory Board. The Audit Committee presented the results of its discussion to the full Supervisory Board the following day.

The Supervisory Board closely considered the company financial statements, the consolidated financial statements, the management reports and the proposal of the Board of Management for the appropriation of the balance sheet profit. On the basis of the Audit Committee's prior examination and our own examination, we approved the company and consolidated financial statements. At our balance sheet meeting on 14 March 2005, we adopted the annual financial statements drawn up by the Board of Management. We agree to the Board of Management's proposal for the appropriation of the balance sheet profit, which provides for a dividend of €2.00 per share.

Corporate governance and declaration of compliance
Munich Re is committed to good corporate governance. The Supervisory Board therefore again examined the efficiency of its work in the year under review and decided on various changes to the rules of procedure for the Board of Management and Supervisory Board. On 9 December 2004, the Board of Management and the Supervisory Board published a declaration of compliance in accordance with Section 161 of the German Stock Companies Act and made it permanently accessible to shareholders on the Company's website.

Composition of the Supervisory Board
The term of office of the Supervisory Board expired at the end of the AGM on 26 May 2004. The AGM re-elected all the shareholders' representatives to the Supervisory Board.

Following the election for the employees' representatives, Klaus-Peter Biebrach, Peter Burgmayr, Gertraud Köppen, Dr. Klaus Schumann and Ludwig Wegmann ceased to be members. We wish to thank them all for their personal commitment and constructive work on the Supervisory Board. The new members elected were Holger Emmert, Dr. Rainer Janßen, Ingrid Müller, Dr. Jürgen Schimetschek and Kerstin Seefried; the other employees' representatives were re-elected.

At its constituent meeting following the AGM, the Supervisory Board elected Dr. Hans-Jürgen Schinzler as its new Chairman. Mr. Hartmann, who had been Chairman since December 1996, was no longer available for this office. We thank Mr. Hartmann very much for his dedicated and discerning work over many years and are glad that he will continue to serve Munich Re on this body.

The Supervisory Board wishes to thank the Board of Management and all staff for their hard work and commitment in the year under review, which played a decisive part in enabling the Munich Re Group in 2004 to record the best result in its history.

Munich, 14 March 2005

For the Supervisory Board

H. J. Schinzler

Dr. Hans-Jürgen Schinzler
Chairman

Supervisory Board

Chairman (until 26 May 2004)
Ulrich Hartmann
Chairman of the Supervisory Board of E.ON AG

Chairman (from 26 May 2004)
Dr. jur. Hans-Jürgen Schinzler (from 2 January 2004)
Former Chairman of the Board of Management of Munich Reinsurance Company

Deputy Chairman
Herbert Bach
Employee of Munich Reinsurance Company

Hans-Georg Appel
Employee of Munich Reinsurance Company

Klaus Peter Biebrach (until 26 May 2004)
Employee of Munich Reinsurance Company

Peter Burgmayr (until 26 May 2004)
Employee of Munich Reinsurance Company

Holger Emmert (from 26 May 2004)
Employee of Munich Reinsurance Company

Dr. rer. nat. Rainer Janßen (from 26 May 2004)
Employee of Munich Reinsurance Company

Prof. Dr. rer. nat. Henning Kagermann
Chairman of the Executive Board and Chief Executive Officer of SAP AG

Gertraud Köppen (until 26 May 2004)
Employee of Munich Reinsurance Company

Prof. Dr. rer. nat. Hubert Markl
Former President of the Max Planck Society

Wolfgang Mayrhuber
Chairman of the Board of Management of Deutsche Lufthansa AG

Prof. Karel Van Miert
Professor at the University of Nyenrode

Ingrid Müller (from 26 May 2004)
Employee of Munich Reinsurance Company

Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer
Chairman of the Board of Management of Siemens AG (until 27 January 2005)
Chairman of the Supervisory Board of Siemens AG (from 27 January 2005)

Dr. e. h. Dipl.-Ing. Bernd Pischetsrieder
Chairman of the Board of Management of Volkswagen AG

Dr. rer. nat. Jürgen Schimetschek (from 26 May 2004)
Employee of Munich Reinsurance Company

Dr. jur. Dr. h. c. Albrecht Schmidt
Chairman of the Supervisory Board of Bayerische Hypo- und Vereinsbank AG

Dr. rer. nat. Dipl.-Chemiker Klaus Schumann (until 26 May 2004)
Employee of Munich Reinsurance Company

Kerstin Seefried (from 26 May 2004)
Employee of Munich Reinsurance Company

Dr. phil. Ron Sommer
Former Chairman of the Board of Management of Deutsche Telekom AG

Wolfgang Stögbauer
Employee of Munich Reinsurance Company

Josef Süßl
Employee of Munich Reinsurance Company

Judy Võ
Employee of Munich Reinsurance Company

Ludwig Wegmann (until 26 May 2004)
Employee of Munich Reinsurance Company

Membership of the Supervisory Board committees

Personnel Committee
Ulrich Hartmann (Chairman) (until 26 May 2004)
Dr. Hans-Jürgen Schinzler (Chairman) (from 26 May 2004)
Herbert Bach
Dr. Bernd Pischetsrieder

Standing Committee
Ulrich Hartmann (Chairman) (until 26 May 2004)
Dr. Hans-Jürgen Schinzler (Chairman) (from 26 May 2004)
Herbert Bach
Dr. Bernd Pischetsrieder
Dr. Albrecht Schmidt
Josef Süßl

Audit Committee
Dr. Albrecht Schmidt (Chairman)
Hans-Georg Appel (from 26 May 2004)
Klaus Peter Biebrach (until 26 May 2004)
Ulrich Hartmann (until 26 May 2004)
Prof. Dr. Henning Kagermann
Dr. Hans-Jürgen Schinzler (from 26 May 2004)
Dr. Klaus Schumann (until 26 May 2004)
Wolfgang Stögbauer (from 26 May 2004)

Conference Committee
Ulrich Hartmann (Chairman) (until 26 May 2004)
Dr. Hans-Jürgen Schinzler (Chairman) (from 26 May 2004)
Herbert Bach
Dr. Bernd Pischetsrieder
Wolfgang Stögbauer (until 26 May 2004)
Judy Võ (from 26 May 2004)

02 Board of Management

Board of Management

Dr. jur. Nikolaus von Bomhard
(Chairman of the Board of Management)

*1956, lawyer, with Munich Re since 1985
Executive Offices
Press
Internal Auditing
Strategic Planning

Georg Daschner

*1949, chartered insurer, with Munich Re since 1965
Europe 2 and Latin America

Dr. jur. Heiner Hasford

*1947, lawyer, with Munich Re since 1978
Finance
General Services
Organisational Design and Development

Stefan Heyd

*1945, lawyer, with Munich Re since 1975
Corporate Underwriting/Global Clients

Dr. rer. nat. Torsten Jeworrek

*1961, mathematician, with Munich Re since 1990
Special and Financial Risks
Information Technology

Christian Kluge

*1941, chartered marine insurer, with Munich Re since 1964
Europe 1
Corporate Communications

John Phelan

*1947, underwriter, with Munich Re since 1973
North America

Dr. phil. Detlef Schneidawind

*1944, lawyer, graduate in business management, with Munich Re since 1973
Life and Health
Human Resources

Dr. jur. Jörg Schneider

*1958, business graduate, lawyer, with Munich Re since 1988
Accounting
Controlling
Integrated Risk Management
Taxes
Investor Relations

Karl Wittmann

*1945, chartered insurer, with Munich Re since 1961
Asia, Australasia, Africa

03 Management report

Classes of business

As a professional reinsurer, Munich Reinsurance Company operates worldwide in all classes of insurance. It is the parent company of the Munich Re Group, whose business encompasses reinsurance, primary insurance and asset management. There were no significant changes in the Company's international organisation in the business year 2004.

In 2004, Munich Reinsurance Company wrote gross premiums totalling €19.2bn (21.7bn), or 11.5% less than in 2003. Adjusted to eliminate the effects of changes in exchange rates, the decrease amounted to 9.0%. While growth in life reinsurance was sustained, premium income in non-life declined. The fall was particularly strong in liability and fire business and was mainly attributable to the reduction or termination of large-volume business. Foreign business accounted for 76% (77%) of premium, whereas domestic business was responsible for 24% (23%).

Our underwriting result before allocations to claims equalisation provisions showed a profit of €622m (1,131m). It was significantly influenced by an unprecedented series of severe natural catastrophes in the second half of the year. The combined ratio, which reflects the relation of claims and costs to net premiums earned, was 96.4% (93.8%). Excluding claims burdens from natural catastrophes, it improved to 91.2% (92.1%).

Whereas in the previous year claims equalisation provisions, which are posted in accordance with German commercial law, had been raised by €2,878m, allocations in the year under review came to €1,129m, given the again positive business performance. The largest portion of this was in fire reinsurance, with an amount of €739m. After allocations to claims equalisation provisions, our underwriting result showed a loss of €507m (1,747m).

The investment result totalled €2.9bn (3.6bn), of which €999m (981m) was incorporated in the underwriting result as interest on underwriting provisions, in compliance with accounting regulations.

The profit for the year totalled €777m (511m). After allocation of €319m (224m) to the revenue reserves and a profit carried forward of €1m (0m), a balance sheet profit of €459m (287m) remains for 2004. This profit is earmarked for the payment of an increased dividend of €2.00 per share.

We again recorded a significant increase in premium income in life reinsurance. This growth was mainly due to large treaties covering mortality and morbidity risks in Canada, the United Kingdom and the USA. We strengthened our leading position in these countries and on the German market. The result just failed to reach the previous year's good figure but stabilised at a high level. For 2005 we anticipate a further rise in premium and a higher profit again.

Health reinsurance was marked by a decrease in premium income that was largely attributable to the termination of a retrocession by our US subsidiary American Re as at 30 June 2004. This with lead to a further fall in premium in 2005. The result should nevertheless improve slightly.

Liability reinsurance experienced a pronounced decline in premium, which was essentially due to a reduction of our share in a large-volume treaty with a UK cedant. The result was again negative, owing partly to long-tail claims from prior years. The renewals at 1 January 2005 were for the most part characterised by unchanged price levels. Given the additional portfolio rehabilitation measures taken, we assume that there could be a further fall in premium but the result should improve appreciably.

Personal accident reinsurance also experienced a decline in premium, due in particular to the scheduled reduction of a block of business with a large premium volume. Exceptionally high claims costs for major losses were responsible for the negative result. For the current business year we expect premium volume to remain nearly unchanged, and personal accident reinsurance is likely to return to the profit zone.

Our premiums in motor reinsurance did not quite attain the previous year's level – a fact that clearly reflects our consistent portfolio remedial measures. In the year under review, we had to strengthen reserves for prior years, in particular for French motor liability business. The largest individual loss – a spectacular lorry accident on the Wiehltal bridge in Germany – once again demonstrated how important it is to stop granting unlimited liability. The overall result nevertheless reached the previous year's level. For 2005 we expect a slight decrease in premium income. If claims costs are average, risk-adequate prices should result in an overall profit.

Despite the high market premium level, it was not possible to achieve growth in marine reinsurance. This is attributable to the fact that we no longer renewed business which did not meet our high standards. On the whole, prices were risk-adequate, allowing us to again significantly improve the profitability and quality of our portfolio. High burdens from major losses caused the result to dip back slightly into the red. In the current year, we expect a moderate increase in premium, but the result should be positive again.

In aviation reinsurance, premium income rose marginally. We compensated for the currency-related decline in premium with new business, among other things by raising our participation in the business of the world's biggest aviation insurer. We thus further expanded our leading position in aviation and space business. The rise in the number of insured satellite launches caused premium income in space insurance to climb as well. As in the previous year, the underwriting result we posted for aviation was very satisfactory. The trend towards reductions in rates remains unbroken, although prices are still at a risk-commensurate level. For 2005 we anticipate a slight premium decrease. If claims incidence is average, the result is likely to be good again.

In fire business, the reduction in premium was particularly strong. We lowered our share in individual large reinsurance treaties as planned but also consistently withdrew from business that did not meet our return requirements. Gross premiums were also adversely influenced by changes in exchange rates, whereas the business itself again developed very pleasingly. The cyclones on the Atlantic and Pacific coasts as well as the tsunami triggered by the severe earthquake in the Indian Ocean had a significant impact on the result, but in relative terms these events did not affect us as much as they did some other providers. We had restricted our exposure through increased retentions for primary insurers, liability limits and more efficient accumulation control. Our result was again clearly positive, despite the high expenditure for natural catastrophes. In the ongoing renewals of reinsurance treaties, we are still continuing to negotiate according to the maxim of profitability before growth. We are willing to sacrifice premium volume if we cannot achieve a risk-adequate price level. On the other hand, we will take systematic advantage of business opportunities that meet our profitability requirements. For the current year we anticipate a somewhat lower premium volume. Provided there are no exceptional natural catastrophes or other major loss events, we expect the result to develop favourably.

In engineering reinsurance (machinery, EAR, CAR, EEI, etc.), premiums fell as a consequence of our selective underwriting policy. Business performance was characterised by a lower burden from large losses. The most remarkable single loss was the collapse of the roof of the terminal at Roissy-Charles de Gaulle airport in Paris in the second quarter of 2004. For 2005 we expect the result to reach the same high level, with premium income falling slightly.

Under the heading of "other classes of business", we subsume the remaining classes of property reinsurance (burglary, glass, hail, water damage, contingency, windstorm, livestock and householders' and homeowners' comprehensive reinsurance) as well as credit and fidelity guarantee reinsurance.

Together, these classes of business recorded slightly lower premium income than in the previous year. We succeeded in significantly improving the combined result and benefited in the property reinsurance classes from an extremely low incidence of major losses in the year under review. Credit reinsurance again showed a noticeable improvement, despite the rise in insolvencies. This is the consequence of our strictly profit-oriented underwriting in this class. For 2005 we anticipate a slightly higher premium volume and a result of around the same very good level as last year.

Investments

The book value of Munich Reinsurance Company's investments (excluding deposits retained on assumed reinsurance) rose by 2.6% to €46.7bn (45.5bn).

Real estate, at €1.04bn (1.05bn), shows almost no change compared with the previous year.

Investments in affiliated enterprises and participating interests fell by €0.6bn to €14.3bn (14.9bn). This decline is mainly attributable to writedowns on our HypoVereinsbank shares.

The other investments increased by 6.4% to €31.4bn (29.5bn), with bearer bonds and other fixed-interest securities climbing to €17.9bn (16.2bn). We were able to invest funds from regular cash flow.

The market value of our real estate, investments in affiliated enterprises and participating interests and other investments totalled €53.5bn at 31 December 2004, or 1.8% more than in the previous year.

Income from investments decreased to €4.0bn (8.1bn). In the previous year, intra-Group shareholding transactions had produced extraordinary income of €4.0bn, part of which was offset by the item "expenses from loss transfers" totalling €3.7bn.

Expenses for investments totalled €1.1bn (4.5bn). Adjusted to eliminate the effects of the intra-Group loss transfer in 2003 and the writedown of €0.6bn on our HypoVereinsbank shares in the business year 2004, these expenses showed a reduction. Without the writedown on the participation, the writedowns in the year under review would have decreased by €284m on the previous year. In addition, losses on the disposal of investments were €93m lower.

The overall investment result totalled €2.9bn (3.6bn).

Prospects

In the renewals at 1 January 2005, Munich Re offered its capacity at strictly risk-adequate prices and conditions. Although rates showed varying trends in the individual segments, they remained at an appropriate level overall. We will consistently pursue our result-oriented approach, being prepared to sacrifice premium volume if treaties are not attractive to us on the basis of their rates and conditions. Consequently, we expect premium income to be marginally lower.

The continually improving quality of the portfolio should have a positive effect on the underwriting result in the current business year. A major factor, however, will be what claims costs affect us as a result of natural catastrophes and other major losses during the risk period.

The macroeconomic environment of the capital markets in 2005 is likely to be characterised by an economic slowdown and comparatively high commodity prices. In view of this, the performance of the stock markets will probably be on the moderate side. Despite possible changes in key interest rates by the central banks, we anticipate that there will be only limited scope for higher long-term interest rates on the bond markets.

All in all, we expect the business year 2005 to be a successful one for the Company.

Risk report

Following a short description of the functions and organisation of risk monitoring and risk control – based on German Accounting Standard DRS 5-20 – we focus in this report on the main risks and important risk management measures. At the end of the report, we evaluate the risk position of the Company as a whole.

Functions and organisation of risk monitoring and control
Responsibility for holistically analysing, regulating and controlling the risks on the asset and liability sides is located centrally with the Company's Integrated Risk Management Division. Here, we have combined important instruments such as asset-liability management, active capital management and capital modelling.

In day-to-day business, on the other hand, responsibility for systematically handling individual risks in reinsurance lies with executives in their function as risk managers. They identify, analyse, monitor and manage the risks on an ongoing basis with support from the risk controllers.

In addition, regular risk assessments are performed. Besides a standardised risk survey among the risk managers, relevant risks and risk fields are looked at in more depth with the respective experts and are evaluated in workshops together with the reinsurance risk controllers responsible in order to assess the risk situation holistically.

Central Risk Controlling develops and maintains the systems, reports to management about the current risk situation – on an ad-hoc basis if required – and checks measures relating to risk policy, proposing new ones where necessary.

The Company complies with the German Law on Corporate Control and Transparency. The risk management system is regularly examined independently, both by internal auditing units of the individual subsidiaries and by the external auditor as part of the annual audit.


Risk monitoring
Risk reporting
Process-oriented protection and control
Risks on assets side
Risks on liabilities side
Strategic and operational risks
Measurement and assessment of risks
Risk control
Risk identification
Identification and aversion of hazards
Risk analysis

Main underwriting risks and important control measures
Often the risk of change coincides with the risk of random fluctuations, making it more difficult to identify and quantify the risk potential. For example, the exceptional hurricane season in 2004 coincides with a trend towards greater frequency of severe weather catastrophes due to global warming. Furthermore, we are witnessing an increasing regional concentration of insured values, especially in highly exposed regions. Only extensive know-how and well-maintained data resources can produce risk-adequate prices and conditions in these circumstances. Through selective underwriting, client-focused claims handling and state-of-the-art reserving methods, we endeavour to minimise risks resulting from the risk of change.

Our combined ratios, which are important to us along with other key indictors in monitoring the premium/claims risk in property-casualty reinsurance, have developed as follows over the last ten years:

Combined ratios	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Including natural catastrophes	96.4	93.8	108.3**	127.4*	115.7	120.6	101.9	98.8	97.8	99.9
Excluding natural catastrophes	91.2	92.1	104.8**	126.1*	111.7	107.2	98.9	97.9	97.7	99.0

*Thereof the World Trade Center: 15.9%.
**Thereof the World Trade Center: 3.5%.

In life reinsurance the biometric risk, the lapse risk and the interest guarantee risk are especially relevant. We calculate the biometric risk on the basis of "best estimates", which are derived from portfolio data and include appropriate assumptions regarding future development. We also consider market standards in calculating the biometric risk. Lapse risks can be reduced by means of suitable product and contract design. The residual lapse risk is estimated by means of product-specific portfolio analyses and taken into account in the pricing. We exclude the interest-guarantee risk in many cases by means of suitable treaty design. Furthermore, as a matter of principle, we use prudent assumptions regarding the probable interest rate when fixing the actuarial interest rate in the calculation of premiums and reserves.

Binding underwriting guidelines and limits and clear underwriting authorities within the Company precisely regulate who is authorised and accountable for concluding insurance and reinsurance contracts and at what conditions. We regularly check compliance with these guidelines. As a general rule, our treaties and the original business ceded to us contain clear liability limits, since unlimited covers in reinsurance are not calculable. Despite the implementation of our restrictive underwriting policy with regard to unlimited covers, such risks will continue to feature in our portfolio in the foreseeable future, as insurers cannot convert their original in-force policies immediately.

Another preventive risk controlling measure is the agreement of accumulation budgets in reinsurance. The loss scenarios underlying the accumulation budgets are regularly checked.

An excellent tool for risk prevention, and thus for risk controlling, is careful reserving to ensure that sufficient funds are available to cover future claims and losses which have been incurred but not yet reported or not reported enough. Hence we generally establish provisions for uncertain liabilities using actuarial methods. In addition, where required under national rules of insurance supervision and accounting, we post provisions for fluctuations in claims experience. Claims provisions for all classes of business and at all companies are regularly checked by means of internal reviews and audits to make sure they are sufficient.

A further important risk control measure in the field of underwriting is the cession of a portion of our risks to third parties via external retrocession. We have appropriate retrocession cover, the core component of which is an accumulation excess-of-loss cover that provides protection against losses from natural catastrophes and is placed on the international reinsurance market.

We only choose business partners for our externally placed retrocessions that have been accepted by our Security Committee, which examines the security of potential retrocessionaires on the basis of a range of criteria. The minimum requirement for participating in one of our retrocession treaties is a rating of A– from S&P or A. M. Best.

Risks from defaults on receivables from underwriting business

3.3% of our receivables on underwriting business at the balance sheet date were outstanding for more than 90 days. The average default rate of the last three years amounts to 0.4%.

Main investment risks and important control measures

In the investment sector, the Company is guided by the following principles: only investments are to be made from which an appropriate return can be expected and which offer a high degree of security, as reflected in high-quality ratings of the relevant issuers and counterparties, for example. Also important is sufficient liquidity at all times to cover obligations from underwriting business and a targeted diversification in terms of region and type of investment.

Asset-liability management forms the basis for our investment strategy. In other words, besides return and risk aspects, we consider requirements relating to underwriting, supervisory regulations, accounting, tax, liquidity and currencies.

Besides this, for individual products involving explicit financial risks, such as interest-rate or currency risks, asset-liability management is already carried out at micro level when the product is being designed. This is especially the case with long-tail business, owing to the high interest-rate risk.

Market-price risks in investments are measured and controlled using the value-at-risk approach, which is also employed in our strategic investment planning to model the optimum investment portfolio according to risk preference. Using stress tests, sensitivity analyses and duration analyses, we also simulate market fluctuations and devise strategies for countering them where necessary.

The following sensitivity analyses for market-price risks serve to estimate potential changes in the value of investments under hypothetically possible market scenarios. The basis for the review are the holdings of the Company at 31 December 2004.

The changes in share price assumed in these scenarios, ±10% and ±20% respectively, a corresponding shift in the interest rate curve of ±100 and ±200 basis points (BP) respectively, and a fluctuation in exchange rates of ±10%, would produce the following changes in market value:

Change in share prices	Change in market value of investments sensitive to share prices
Increase of 20%	+€4.329bn
Increase of 10%	+€2.164bn
Fall of 10%	–€2.164bn
Fall of 20%	–€4.329bn
Market values at 31.12.2004	€21.758bn

Change in interest rates	Change in market value of investments sensitive to interest rates
Increase of 200 BP	–€2.987bn
Increase of 100 BP	–€1.580bn
Fall of 100 BP	+€1.763bn
Fall of 200 BP	+€3.724bn
Market values at 31.12.2004	€29.017bn

Change in exchange rates	Change in market value of investments sensitive to exchange rates
Increase of 10%	+€1.987bn
Fall of 10%	–€1.987bn
Market values at 31.12.2004	€19.874bn

We only run currency risks to a very small extent, since we practise a policy of currency matching. This means that for the main currency liabilities in underwriting business, appropriate matching items are established on the assets side.

We use derivative financial instruments to hedge parts of the portfolio, to optimise earnings and to implement planned purchases and sales.

Credit risks in the investment portfolio are measured and limited using the credit-value-at-risk approach. The main elements for measuring the credit risk are the investment volume, the term of the investment, the quality of the collateralisation, and the default probability of the individual issuers in the portfolio.

Our counterparty limit system, with which we additionally restrict default risks in respect of individual issuers, considers the issuer's individual rating, its capitalisation as a basis for covering the liability, the quality of the collateralisation of the respective issue, the sector concerned, and our internally defined risk tolerance. Regular watch-lists with critical cases are prepared in order to monitor individual issuers. Thus, as in previous years, our investments were only affected to a very slight extent by defaults.

Detailed liquidity planning ensures that we are able to make the necessary payments at all times. This planning concept, which has been in place for many years, has proved its worth after large natural catastrophes and also in connection with the losses resulting from the attack on the World Trade Center.

Main operational risks

Operational risks are risks whose origins lie in processes, people, technology or external events and which could lead to unexpected losses.

Risks in the area of information technology and project risks

Munich Re's global business requires a networking of our business units and systems worldwide, both organisationally and technically. The consequence of this is a growing dependency on electronic communications technology, the complexity of which is continually increasing. The value of the processed information is also growing. Consequently, the organisational and technical measures needed to protect the confidentiality, availability and integrity of these data and systems are acquiring ever-greater importance. We are also exposed to IT risks such as breakdowns and outages, disruptions due to viruses, attacks by hackers and theft of data, including misuse by our own staff. The dependence on central IT systems requires that, in the event of failure or outage of computer centres, the most important systems and applications can be restored as quickly as possible.

The aim of our GLORIA project is to unify the entire Company's IT and process landscape for the administration of reinsurance contracts on the basis of an SAP standard product. The size and complexity of the undertaking naturally harbour corresponding project risks. Risk management and problem-handling are therefore central tasks of the project management. Now that we have successfully put the first major module into operation, the next step is the scheduled implementation of the basic system.

Risks in the human resources sector

The main human resources risks are: shortages of qualified personnel, insufficient adaptation, demotivation and loss of staff. We identify these risks by means of appropriate indicators and metrics. With targeted personnel marketing measures, potential assessment schemes and systematic succession planning, we counter the risk of shortages in qualified staff. Individual development planning and suitable training offers enable our staff to adapt to current market requirements. Modern management tools and adequate monetary and non-monetary incentives ensure high motivation. Our human resources tools as a whole serve to strengthen our staff's ties with the Company and consequently to safeguard our business knowledge.

Legal risks

Legal risks may arise on the one hand from court decisions and legislation (changes in legal parameters) and on the other from legal disputes and arbitration proceedings in which we as an international reinsurer are involved, especially in the area of claims settlement.

Last April, New York Attorney General Eliot Spitzer started an investigation into the use of Placement or Market Services Agreements in the insurance industry. Several other US state regulators subsequently commenced similar probes into this matter. Entities of the Munich Re organisation have received requests to provide information in connection with these investigations and are cooperating fully with the authorities. Entities of the Munich Re organisation, together with several other insurers and brokers, have been named defendants in several PSA-related class actions by US policyholders. Munich Re will defend itself vigorously.

Currently the US Securities and Exchange Commission (SEC) and New York Attorney General (NYAG) are making inquiries with respect to "certain loss mitigation insurance products". Munich Re has received requests from both to produce information and material, and is cooperating fully in this regard.

Other cases from which legal risks may develop:

- Legislative procedure for the Fairness in Asbestos Injury Resolution Act 2004 in the USA
- Ultimate claims burden in connection with the attack on the World Trade Center of 11 September 2001

Outlook

Within a system that permeates the whole Company, we are intensifying and systematising risk management and controlling. We are devoting particular attention to linking integrated risk management, risk controlling and capital planning even more closely.

By implementing systematic asset-liability management, we aim to holistically optimise our portfolio in terms of underwriting and investment and to make accumulations between underwriting risks and investment risks more transparent.

Summary of the risk position

We see ourselves on course for sustained profitability and evaluate the Company's risk situation as controlled and viable. We have identified a need for action in certain areas and have initiated the necessary measures. According to our assessment, based on an overall evaluation of the situation, there are no risks which could have a significant and lasting adverse effect on the assets, liabilities, financial position and results of our Company.

04 Financial statements

Balance sheet as at 31 December 2004

Assets	Notes	T€	T€	T€	T€	Prev. year T€
A. Intangible assets	(1)				**116,487**	156,604
B. Investments	(2, 3)					
I. Real estate				**1,036,821**		1,049,044
II. Investments in affiliated enterprises and participations						
1. Shares in affiliated enterprises			**11,929,167**			11,822,848
2. Loans to affiliated enterprises			**1,193,029**			1,252,192
3. Participations*			**1,085,811**			1,789,695
4. Loans to participations			**43,209**			72,328
				14,251,216		14,937,063
III. Other investments						
1. Shares, investment fund certificates and other non-fixed-interest securities			**12,927,179**			12,919,695
2. Bearer bonds and other fixed-interest securities			**17,937,158**			16,189,399
3. Mortgage loans			**10,045**			10,980
4. Other loans						
a) Registered bonds		**4,300**				4,030
b) Loans and promissory notes		**2,724**				5,304
c) Miscellaneous		**169**				177
			7,193			9,511
5. Deposits with banks			**379,199**			298,571
6. Miscellaneous investments			**105,037**			52,163
				31,365,811		29,480,319
IV. Deposits retained on assumed reinsurance business				**26,139,706**		25,426,262
					72,793,554	70,892,688
C. Receivables						
I. Accounts receivable on reinsurance business Thereof from – affiliated enterprises: T€741,547 (1,122,925) – participations: T€4,616 (5,968)				**2,159,221**		2,541,669
II. Other receivables Thereof from – affiliated enterprises: T€258,535 (180,447) – participations: T€826 (382)				**643,773**		655,433
					2,802,994	3,197,102

*Companies in which a participating interest is held.

Assets	Notes	**T€**	**T€**	**T€**	**T€**	Prev. year T€
D. Other assets						
I. Tangible assets and inventories				**54,244**		48,274
II. Cash at bank in current accounts, cheques and cash in hand				**138,213**		137,298
III. Own shares				**113**		150
IV. Miscellaneous				**605**		–
					193,175	185,722
E. Deferred taxes					**352,004**	379,407
F. Other deferred items						
I. Accrued interest and rent				**331,747**		309,039
II. Miscellaneous deferred items				**2,684**		2,132
					334,431	311,171
Total assets					**76,592,645**	**75,122,694**

Equity and liabilities	Notes	T€	T€	T€	Prev. year T€
A. Shareholders' equity	(4)				
I. Issued capital			**587,725**		587,725
II. Capital reserve			**6,832,037**		6,832,037
III. Revenue reserves			**3,987,254**		3,668,734
IV. Balance sheet profit			**459,160**		286,975
				11,866,176	11,375,471
B. Subordinated liabilities	(5)			**3,037,910**	3,391,747
C. Underwriting provisions	(6)				
I. Unearned premiums					
1. Gross amount		**4,251,243**			4,433,106
2. Less for retroceded business		**207,875**			211,734
			4,043,368		4,221,372
II. Provision for future policy benefits					
1. Gross amount		**21,192,143**			20,727,448
2. Less for retroceded business		**1,377,373**			1,962,358
			19,814,770		18,765,090
III. Provision for outstanding claims					
1. Gross amount		**23,764,386**			23,113,239
2. Less for retroceded business		**1,240,536**			1,525,290
			22,523,850		21,587,949
IV. Provision for premium refunds					
1. Gross amount		**11,252**			16,065
2. Less for retroceded business		**–**			1,535
			11,252		14,530
V. Claims equalisation provision and similar provisions			**7,959,827**		6,881,203
VI. Other underwriting provisions					
1. Gross amount		**765,353**			636,364
2. Less for retroceded business		**15,972**			7,412
			749,381		628,952
				55,102,448	52,099,096

Equity and liabilities	Notes	T€	T€	T€	Prev. year T€
D. Other accrued liabilities	(7)				
I. Provisions for employees' pensions and similar commitments			318,888		301,012
II. Provisions for tax			608,333		834,720
III. Miscellaneous			606,662		503,345
				1,533,883	1,639,077
E. Deposits retained on retroceded business				1,451,234	2,183,499
F. Other liabilities					
I. Accounts payable on reinsurance business Thereof to – affiliated enterprises: T€299,172 (188,146) – participations: T€1 (2,181)			1,937,296		1,592,527
II. Notes and debentures	(8)		1,239,426		1,218,905
III. Amounts owed to banks	(9)		127,176		650,198
IV. Miscellaneous liabilities Thereof towards – affiliated enterprises: T€141,741 (286,336) – participations: T€3 (–) Thereof from taxes: T€7,110 (3,693) Thereof for social security: T€4,089 (3,840)	(10)		295,012		968,551
				3,598,910	4,430,181
G. Deferred items				2,084	3,623
Total equity and liabilities				76,592,645	75,122,694

Income statement for the business year 2004

Items	Notes	T€	T€	T€	Prev. year T€
I. Technical account					
1. Earned premiums for own account					
a) Gross premiums written		**19,242,562**			21,747,736
b) Retroceded premiums		**1,112,748**			1,440,599
			18,129,814		20,307,137
c) Change in gross unearned premiums		**87,712**			−832,320
d) Change in retroceded share of unearned premiums		**−1,371**			−12,352
			86,341		−844,672
				18,216,155	19,462,465
2. Interest on underwriting provisions for own account	(12)			**880,373**	894,358
3. Other underwriting income for own account				**15,744**	3,567
4. Claims incurred for own account					
a) Claims paid					
aa) Gross amount		**12,197,217**			11,839,156
ab) Retroceded amount		**959,416**			1,127,980
			11,237,801		10,711,176
b) Change in provision for outstanding claims					
ba) Gross amount		**1,357,642**			2,166,311
bb) Retroceded amount		**−259,411**			−424,540
			1,617,053		2,590,851
				12,854,854	13,302,027
5. Change in other underwriting provisions for own account					
a) Net provision for future policy benefits			**−487,283**		−156,433
b) Other net underwriting provisions			**62,615**		44,843
				−424,668	−111,590
6. Expenses for premium refunds for own account				**2,727**	9,597
7. Operating expenses for own account	(13)				
a) Gross operating expenses			**5,463,899**		6,051,052
b) Less commission received on retroceded business			**287,391**		268,395
				5,176,508	5,782,657
8. Other underwriting expenses for own account				**31,133**	23,922
9. Subtotal				**622,382**	1,130,597
10. Change in claims equalisation provision and similar provisions				**−1,128,936**	−2,877,794
11. Underwriting result for own account	(11)			**−506,554**	−1,747,197

Items	Notes	**T€**	**T€**	**T€**	**T€**	Prev. year T€
II. Non-technical account						
1. Investment income	(14, 16)					
a) Dividends from participations						
Thereof from affiliated enterprises: T€63,586 (4,122,983)			**69,484**			4,155,103
b) Income from other investments						
Thereof from affiliated enterprises: T€461,253 (375,345)						
ba) Rents from real estate		**134,983**				159,004
bb) Income from other investments		**2,411,701**				1,971,097
			2,546,684			2,130,101
c) Income from write-ups			**289,194**			297,200
d) Realised gains on investments			**1,069,044**			1,326,748
e) Income from profit-transfer agreements			**-**			49,151
f) Income from reduction of special reserve			**-**			175,183
				3,974,406		8,133,486
2. Investment expenses	(13, 15, 16)					
a) Expenses for the management of investments, interest paid and other expenses for investments			**123,707**			141,940
b) Writedowns on investments			**844,299**			504,392
c) Realised losses on investments			**119,383**			212,532
d) Expenses from loss transfers			**954**			3,678,757
				1,088,343		4,537,621
				2,886,063		3,595,865
3. Interest income on underwriting provisions				**999,260**		981,302
					1,886,803	2,614,563
4. Other income					**298,637**	261,856
5. Other expenses					**804,195**	605,217
6. Operating result before tax					**874,691**	524,005
7. Taxes on income				**91,539**		7,601
8. Other taxes				**6,193**		5,570
					97,732	13,171
9. Profit for the year					**776,959**	510,834
10. Profit brought forward from previous year					**721**	420
11. Transfer to revenue reserves					**318,520**	224,279
12. Balance sheet profit					**459,160**	**286,975**

Notes to the financial statements

The financial statements have been prepared on the basis of German accounting regulations (German Commercial Code).

Accounting and valuation methods

Basic principle
The assets and liabilities shown in the company financial statements are included and valued uniformly according to conservative principles.

Intangible assets
Intangible assets are valued at the acquisition cost less admissible straight-line or, where applicable, extraordinary depreciations.

Investments
Our real estate is valued at the acquisition or construction cost less depreciations admissible under German tax law. The whole portfolio was revalued at the balance sheet date. The useful economic life of the items concerned ranges from 25 to 50 years.

Shareholdings in affiliated enterprises and other participations are generally valued at the acquisition cost; necessary writedowns are made.

Loans to affiliated enterprises and to companies in which participations are held, mortgage loans, registered bonds, and loans and promissory notes are generally included in the balance sheet at their nominal values. An exception are bearer papers and zero bonds issued to affiliated enterprises and participations, which are accounted for at amortised cost in the items "loans to affiliated enterprises" and "loans to participations"; in the case of inclusion at the nominal values, the relevant premiums and discounts are shown as deferred items and placed to account pro rata temporis.

Shares, investment fund certificates, bearer bonds, fixed-interest and non-fixed-interest securities, and other investments are valued at acquisition cost or at the market price at the balance sheet date, whichever is the lower. Investments with participating interests have been valued according to the strict lower of cost or market principle, despite the alternative valuation option provided for under Section 341 b of the Germany Commercial Code.

Lower valuations from previous years are maintained for our investments if the impairment in value is probably permanent. Where the market value at the balance sheet date was higher than the previous year's valuation, we have written back the value to the acquisition cost or the amortised cost.

Receivables
Deposits retained on assumed reinsurance business, amounts receivable on reinsurance business and other receivables are included at the nominal values less any necessary adjustments of value.

Other assets
Inventories are valued at acquisition cost. Office furniture and equipment is valued at acquisition cost less admissible depreciations. The purchase price of assets classifying as low-value goods is fully written off in the year of acquisition. Own shares are valued at acquisition cost or market value, whichever is the lower.

Deferred taxes
Deferred taxes result from temporary differences between financial statement valuations and valuations prescribed for determining taxable income.

Underwriting provisions
The underwriting provisions are calculated in accordance with the requirements of German commercial law. In all cases we have taken into account the necessity of ensuring that our obligations from reinsurance business can always be met.

Provisions for unearned premiums have been calculated in accordance with the principles of German commercial law, partly on the basis of information received from our ceding companies and partly using nominal percentages. Where unearned premiums are calculated using such percentages, these are based on many years of experience and the latest knowledge we have.

The provision for future policy benefits and the provision for outstanding claims have generally been set up in accordance with the amounts reported to us by our ceding companies; in all cases where these amounts do not appear adequate to us in the light of our experience and our assessment of the situation, we have increased them accordingly. Sufficient provisions, calculated using actuarial methods, have been posted for losses that have been incurred but not yet reported or not reported enough.

The item "claims equalisation provision and similar provisions" contains the amounts required in accordance with commercial law to mitigate fluctuations in claims experience in future years, plus the provisions for major risks and natural hazards.

The "other underwriting provisions" mainly comprise provisions for profit commission and the provision for anticipated losses. Provisions for anticipated losses are posted if, in a reinsurance portfolio, the future premiums plus the proportionate investment result will probably not be sufficient to cover the expected claims and costs.

Underwriting provisions apportionable to the business retroceded by us have been calculated in accordance with the terms of the retrocession agreements.

Other accrued liabilities

In calculating the provisions for employees' pensions, we have followed the IFRS approach, taking into account future increases in pensions and salaries and measuring these using an actuarial interest rate of 5.0%. Except for the semi-retirement provisions, which are measured using an actuarial interest rate of 3%, the other provisions are posted in accordance with the probable requirements.

Liabilities

The subordinated liabilities, deposits retained on retroceded business, accounts payable on reinsurance business, amounts owed to banks and other liabilities are stated at the amount repayable.

Foreign currency translation

All business transactions are generally booked in the respective original currencies. For the balance sheet, foreign currencies have been translated using the respective year-end exchange rates. In the income statement, moving average exchange rates are used.

Realised exchange gains and realised and unrealised exchange losses are included under "other income" and "other expenses" respectively; unrealised exchange gains are neutralised through the formation of an appropriate provision.

The following table shows the exchange rates of the most important currencies for our business (exchange rate for €1 in each case):

	Balance sheet		Income statement	
	31.12.2004	Prev. year	**31.12.2004**	Prev. year
Australian dollar	**1.73395**	1.67410	**1.68959**	1.73874
Canadian dollar	**1.62860**	1.62995	**1.61701**	1.58280
Pound sterling	**0.70795**	0.70460	**0.67878**	0.69222
Rand	**7.65770**	8.41950	**8.00423**	8.52223
Swiss franc	**1.54565**	1.56000	**1.54385**	1.52091
US dollar	**1.35925**	1.26135	**1.24402**	1.13231
Yen	**139.28200**	135.17900	**134.42000**	131.04000

Notes to the balance sheet – Assets

The intangible assets and investments developed as follows in the year under review:

Item	Carrying amount 31.12.2003 T€	Currency translation effects T€	Additions T€	Disposals T€	Appreciation T€	Depreciation T€	**Carrying amount 31.12.2004 T€**
(1) Intangible assets	156,604	–	7,503	-2	–	-47,618	**116,487**
(2) Investments							
Real estate	1,049,044	–	7,760	–	14,448	-34,431	**1,036,821**
Investments in affiliated enterprises and participations							
– Shares in affiliated enterprises	11,822,848	40	274,359	-69,989	–	-98,091	**11,929,167**
– Loans to affiliated enterprises	1,252,192	-71,466	69,626	-57,323	–	–	**1,193,029**
– Participations	1,789,695	-129	405	-81,331	2,688	-625,517	**1,085,811**
– Loans to participations	72,328	-2,982	–	-26,137	–	–	**43,209**
	14,937,063	-74,537	344,390	-234,780	2,688	-723,608	**14,251,216**
Other investments							
– Shares, investment fund certificates and other non-fixed-interest securities	12,919,695	-302,573	2,201,788	-2,023,631	179,674	-47,774	**12,927,179**
– Bearer bonds and other fixed-interest securities	16,189,399	-96,457	15,763,525	-13,913,728	26,044	-31,625	**17,937,158**
– Mortgage loans	10,980	–	1,214	-2,149	–	–	**10,045**
– Other loans							
– Registered bonds	4,030	3	267	–	–	–	**4,300**
– Loans and promissory notes	5,304	–	20	-2,600	–	–	**2,724**
– Miscellaneous	177	–	–	-8	–	–	**169**
– Deposits with banks	298,571	-4,261	130,576	-45,687	–	–	**379,199**
– Miscellaneous investments	52,163	–	–	-3,999	59,368	-2,495	**105,037**
	29,480,319	-403,288	18,097,390	-15,991,802	265,086	-81,894	**31,365,811**
Total investments (2)	**45,466,426**	**-477,825**	**18,449,540**	**-16,226,582**	**282,222**	**-839,933**	**46,653,848**

In the business year 2004 the appreciation and depreciation in investments have been shown at year-end exchange rates, whereas in the income statement they have been calculated using average exchange rates.

The intangible assets consist mainly of purchased insurance portfolios, renewal rights in respect of insurance portfolios, and software.

The carrying amount of self-occupied real estate totals T€253,644 (264,380).

Of the total depreciation on participations, T€623,924 comes from HypoVereinsbank AG.

The item "miscellaneous investments" is largely made up of swaptions (see derivatives).

Of our total investments (excluding deposits retained on assumed reinsurance business) with a carrying amount of T€46,653,848 (45,466,426), an amount of T€5,125,236 (4,362,458) is deposited with ceding companies or foreign governments or in the custody of trustees nominated by us. In addition, investments of €326m (324m) are subject to a restraint on disposal and have been transferred to the custody of a trustee solely to safeguard pension commitments.

Derivative financial instruments (derivatives) are financial instruments whose fair value is derived from one or more underlying assets.

Derivatives	Balance sheet item	Carrying amount T€	Fair value T€	Nominal value T€
Options				
Long stock options	Shares, investment fund certificates and other non-fixed-interest securities	–	56	497,701
Short stock options		–	-56	497,701
Currency forwards	Miscellaneous other accrued liabilities	-6,729	-6,729	376,997
Interest rate swaps	Miscellaneous other accrued liabilities	–	3,366	57,490

In addition, there are financial instruments with derivative components. Thus, in June 2000, Munich Re issued exchangeable bonds on Allianz shares. The conversion right had a fair value of T€452 at the balance sheet date. If investors do not exercise their conversion rights, the bonds will be redeemed on 9 June 2005.

Furthermore, to hedge an interest-rate risk assumed in underwriting business, we have purchased swaptions for compensation purposes, the carrying and fair value of which amounts to T€105,037. The current nominal volume totals T€1,570,700.

Derivative financial products continue to be used only for hedging purposes in respect of parts of the portfolio, for optimising earnings and for implementing planned purchases and sales. For this, strict rules apply as regards the limitation of risks in terms of volume and the choice of top-quality business partners. Adherence to these rules is continually monitored. In relation to the balance sheet total, the volume of open positions at the balance sheet date and all the transactions concluded in the period under review was negligible.

Derivatives are generally valued at the acquisition cost or their fair value at the balance sheet date, whichever is the lower. A pending liability is taken into account through the posting of a provision for anticipated losses. The only exceptions are swaptions, which are always accounted for at fair value.

To determine the fair values, market values at the balance sheet date are used. If there are no stock market prices available, these values are based on recognised valuation methods. In the case of options, we use the Black-Scholes option pricing model to determine fair values. The fair value of interest rate swaps is determined by discounting the cash flows.

Valuation reserves

	Fair value	Carrying amount	Valuation reserves
	T€	T€	T€
Real estate	2,691,480	1,036,821	1,654,659
Shares in affiliated enterprises	12,982,571	11,929,167	1,053,404
Loans to affiliated enterprises	1,197,169	1,193,029	4,140
Participations	1,283,519	1,085,811	197,708
Loans to participations	47,915	43,209	4,706
Other investments	35,263,312	31,365,811	3,897,501
Total	**53,465,966**	**46,653,848**	**6,812,118**

For the fair values of real estate, the capitalised earnings value is generally used; new buildings are valued at cost at the balance sheet date. In the case of shares in affiliated companies, participations, equities, investment fund certificates and other non-fixed interest securities, the market prices on the balance sheet date are used if the investments concerned are listed on the stock market. If no market prices are available, we calculate the capitalised earnings value. In the case of new acquisitions, we use the acquisition cost. The fair values of fixed-interest securities listed on the stock market are determined on the basis of the market prices at the balance sheet date. In the case of fixed-interest securities not listed on the stock market, interest rate curves are used to determine fair values.

The hidden negative valuation differences on financial instruments result from the following fair values and carrying amounts:

	Fair value	Carrying amount	Negative valuation differences
	T€	T€	T€
Shares in non-consolidated affiliated enterprises	172	239	–67
Associated enterprises (at cost)	9,656	11,155	–1,499

Owing to the lack of a definition of "financial instruments" in the German Commercial Code, the criteria of IAS 39 "Financial Instruments" have been used.

(3) List of shareholdings

The information to be disclosed in accordance with Section 285 item 11 of the German Commercial Code is filed with the commercial registry in Munich.

Notes to the balance sheet – Equity and liabilities

(4) Shareholders' equity
The total share capital €587,725,396.48 as at 31 December 2004 is divided into 229,580,233 registered shares, each fully paid up and entitled to one vote.

On 26 May 2004, the Annual General Meeting voted to replace Authorised Capital Increase 2002, which amounted to €89,662,858.24 following its partial utilisation, by a new amount of €280m (Authorised Capital Increase 2004).

The capital authorised for capital increases is thus as follows:

All figures in €m	31.12.2004
Authorised Capital Increase 2004 (until 25 May 2009)	280.0
Authorised Capital Increase 2001 (until 18 July 2006)	3.8
Total	**283.8**

The contingent capital is as follows:

All figures in €m	31.12.2004
To safeguard subscription rights from exercise of warrants (Contingent Capital Increase 2003 I)	35
To safeguard conversion rights or subscription rights from convertible bonds or bonds with warrants (Contingent Capital Increase 2003 II)	100
Total	**135**

€319m from the profit for the year 2004 has been allocated to the revenue reserves, which contain a reserve for own shares amounting to T€113m.

The balance sheet profit for the business year includes a profit of T€721 carried forward from the previous year.

By resolution of the Annual General Meeting on 11 June 2003, Munich Re was authorised to buy back shares amounting to a maximum of 10% of the share capital up to 11 December 2004. This authorisation was cancelled by the Annual General Meeting on 26 May 2004 and replaced by a new one, authorising the Board of Management to buy back shares amounting to a maximum of 10% of the share capital up to 25 November 2005.

On 31 December 2004, a total of 1,060,826 Munich Re shares with a calculated nominal value of €2,715,714.56 were held by Group companies. This represents 0.46% of the share capital.

10,000 shares were purchased at an average price of €78.64 for the employee share programme set up by Munich Reinsurance Company in 2004. After subscription by the employees in 2004 and taking into account the 1,559 shares left over from the 2002 employee share programme, a total of 1,436 shares remain. In addition, one subsidiary holds 803,269 shares to safeguard stock appreciation rights granted to the Board of Management and top Munich Re executives since 2000.

2,739 shares remained in the portfolio of ERGO Versicherungsgruppe AG from the ERGO Insurance Group's employee share programme in the business year 2002. In the business year 2004, companies of the ERGO Group acquired 1,651 shares at a price of €96.30 each and a further 60,712 shares at a price of €90.03 each to cover future commitments from the long-term incentive plans launched at 1 July in 2004 and 2003. Together with the remaining Munich Re shares acquired to safeguard the stock appreciation rights granted in 2002 and 2003, the ERGO Group has a total portfolio of 251,921 shares.

Europäische Reiseversicherung AG acquired a further 3,200 Munich Re shares at a price of €91.00 per share in the year under review to safeguard future obligations from the long-term incentive plan it set up on 1 July 2003. As at 31 December 2004, together with the shares acquired in 2003 to safeguard the long-term incentive plan, it had a total portfolio of 4,200 shares.

The acquisition costs of all Munich Re shares in the possession of Group companies at the end of the business year totalled €157,519,934.32.

(5) Subordinated liabilities
The income from the subordinated bonds of €3,000m and £300m issued and guaranteed by Munich Re Finance B. V. was transferred to Munich Re as subordinated loans of €2,969,840,000 and £297,276,000 in the business year 2003. The period to redemption of each bond is more than five years. To improve transparency, these legal transactions are being shown separately under the item "B. Subordinated liabilities" as from the business year 2004. In the previous year, they were shown under "F. IV. Other liabilities". The difference in the euro loan amount compared with the previous year is mainly due to the fact that our subsidiary ERGO assumed a partial amount of €351,841,471 from the euro loan by way of full discharge of the original debtor.

The items concerned have been adjusted in the "previous year" column for better comparability.

(6) Underwriting provisions

Broken down by class of business, the net underwriting funds and provisions are as follows (in €m):

	Unearned premiums	Provision for future policy benefits	Claims provision	Claims equalisation provision	Other provisions	**Total**	**Reserves as % of net premiums**
Life	1,147	18,307	1,007	3	524	**20,988**	**397**
Health	113	866	253	1	7	**1,240**	**113**
Personal accident	118	642	1,181	–	14	**1,955**	**268**
Liability	425	–	7,448	1,616	13	**9,502**	**483**
Motor	351	–	4,995	721	68	**6,135**	**259**
Marine	193	–	896	211	9	**1,309**	**196**
Aviation	253	–	704	777	–	**1,734**	**236**
Fire	657	–	3,565	3,039	107	**7,368**	**264**
Engineering	460	–	1,573	729	2	**2,764**	**264**
Other classes	326	–	902	863	16	**2,107**	**147**
Non-life combined	2,896	1,508	21,517	7,957	236	**34,114**	**266**
Total	**4,043**	**19,815**	**22,524**	**7,960**	**760**	**55,102**	**304**

The claims equalisation provision and similar provisions break down as follows:

	31.12.2004 T€	Prev. year T€
Claims equalisation provision	**6,359,078**	5,285,606
Provision for major risks	**249,087**	235,108
– For nuclear facilities	**65,365**	60,689
– For pharmaceutical products liability	**56,703**	55,117
– For terrorism risks	**127,019**	119,302
Provisions for natural hazards	**1,351,662**	1,360,489
Total	**7,959,827**	**6,881,203**

In the year under review, a provision of T€1,783 (0) was posted for anticipated losses.

(7) Other accrued liabilities

We have agreed to pay pensions to nearly all our staff and their surviving dependants. These commitments are to be met partly by the company itself and partly by the "Versorgungskasse der Angestellten der Münchener Rückversicherungs-Gesellschaft", the Munich Re staff pension fund.

There are pension provisions of T€51,731 (47,808) for former members of the Board of Management or their surviving dependants.

The miscellaneous other provisions include, in particular, provisions of T€323,006 for currency risks and T€86,999 for personnel expenses not yet due at the balance sheet date.

(8) Notes and debentures

In June 2000, Munich Reinsurance Company issued exchangeable bonds on Allianz shares. Creditors are entitled to convert each of their exchangeable bonds into Allianz shares with an equivalent value of €460.97 per share. The conversion price was reduced as a result of the capital increase carried out by Allianz AG in 2003. The annual coupon payment is 1% on the face value. If the bonds are not converted by investors beforehand, they will be redeemed on 9 June 2005 at 108.5629% of the face value; the creditors' annual gross yield will then amount to 2.625%.

(9) Amounts owed to banks

Liabilities with a remaining term of more than five years total T€0 (122,703).

(10) Miscellaneous liabilities

The sum of the liabilities secured by mortgages is T€0 (128).

Notes to the income statement

(11) Reinsurance underwriting result by class of business in €m

	Gross premiums written		Underwriting result		Change in claims equalisation provisions		Combined ratio in %	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Life	**5,680**	5,164	**164**	192	**-2**	-1	**-**	-
Health	**1,148**	1,341	**6**	43	**-1**	-	**99.4**	96.3
Personal accident	**758**	999	**-44**	-17	**-**	-	**105.8**	101.5
Liability	**1,985**	2,700	**-345**	-122	**349**	-920	**117.4**	104.7
Motor	**2,443**	2,693	**-154**	-142	**-6**	-137	**106.3**	105.8
Marine	**702**	823	**-10**	75	**-50**	-160	**102.2**	90.6
Aviation	**857**	843	**107**	130	**-205**	-125	**82.9**	77.7
Fire	**3,054**	4,072	**484**	706	**-739**	-1,053	**82.8**	81.2
Engineering	**1,104**	1,281	**129**	109	**-195**	-229	**87.6**	90.7
Other classes	**1,512**	1,832	**285**	157	**-280**	-253	**80.7**	90.4
Non-life combined	**13,563**	16,584	**458**	939	**-1,127**	-2,877	**96.4**	93.8
Total	**19,243**	**21,748**	**622**	**1,131**	**-1,129**	**-2,878**	**-**	-

(12) Interest on underwriting provisions

We have calculated the interest on underwriting provisions in accordance with Section 38 of the German Accounting Regulations for Insurance Companies and – where prescribed there – have transferred it from the non-technical to the technical account.

(13) Personnel expenses

The management expenses include the following personnel expenses:

	2004 T€	Prev. year T€
Wages and salaries	**247,537**	242,327
Social insurance contributions and voluntary assistance	**49,938**	49,803
Expenses for employees' pensions	**21,480**	21,676
Total	**318,955**	**313,806**

They also include expenses for a long-term incentive plan, which links compensation for the Board of Management and top executives of the Munich Re Group to the performance of Munich Re's share price.

(14) Investment income

The write-ups result from the reversal of no longer appropriate writedowns.

(15) Investment expenses

Of the writedowns on investments, T€790,480 (218,882) comprised exceptional depreciations as per Section 253 para. 2 sentence 3 of the German Commercial Code.

No special writedowns (T€165,050) were made for tax purposes as per Section 6 b of the German Income Tax Act.

(16) Tax influences on accounting

Writedowns for tax purposes and the reduction of the special reserve as per Sections 6 b and 52 para. 16 of the German Income Tax Act affected the Company's result for the year by T€0 (165,050) and T€0 (175,183) respectively. No allocations were made to the special reserve.

(17) Long-term incentive plans

As at 1 July in the years 1999 to 2004, Munich Re launched long-term incentive plans. These plans, each with a term of seven years, provide for the members of the Board of Management and senior management in Munich and for the top executives in Munich Re's international organisation to be granted a defined number of stock appreciation rights.

Each stock appreciation right entitles the holder to draw in cash the difference between the Munich Re share price at the time when the right is exercised and the initial share price.

As a result of the Company's capital increase in the business year 2003, the initial share prices for the stock appreciation rights issued and the number of stock appreciation rights already granted were adjusted in accordance with the conditions.

The stock appreciation rights may only be exercised after a two-year vesting period and then only if the share price is at least 20% higher than the initial price. In addition, Munich Re shares must have outperformed the DAX 30 (Plan 1999) or the EURO STOXX 50 (from Plan 2000) twice at the end of a three-month period during the term of the plan. The gross amount that may be obtained from the exercising of the stock appreciation rights is limited to an increase of 150% of the initial share price.

In the year under review a total of 423,923 (418,798) stock appreciation rights were granted, 133,803 (139,698) of these to members of the Board of Management. Munich Re shares have been acquired by one subsidiary to cover future obligations arising from long-term incentive plans. The personnel expenses and income incurred for the stock appreciation rights have been determined on the basis of the change in Munich Re's share price. At each balance sheet date, the intrinsic value is calculated and reserved as the difference between Munich Re's share price and the initial share price for the stock appreciation rights. The personnel expenses recognised therefore correspond to the change in the provision in the year under review, taking into account any rights exercised.

In 2004, provisions of €4.6m (5.7m) were posted for stock appreciation rights; no rights were exercised.

The fair value of the all stock appreciation rights at the balance sheet date amounted to €21.3m (10.7m) for the Company. This figure takes into account not only the intrinsic value but also the possibility of value growth up to the data of expiry of the rights and is determined with reference to the exercise conditions on the basis of recognised pricing models.

	Incentive Plan 1999	Incentive Plan 2000	Incentive Plan 2001	Incentive Plan 2002	Incentive Plan 2003	**Incentive Plan 2004**
Plan commencement	1.7.1999	1.7.2000	1.7.2001	1.7.2002	1.7.2003	**1.7.2004**
Old initial share price	€182.60	€319.34	€320.47	€260.37	€86.24	–
New initial share price after 2003 capital increase	€173.67	€303.72	€304.80	€247.64	€82.02	**€88.65**
Intrinsic value in 2004 for one right	–	–	–	–	€8.98	**€2.35**
Fair value in 2004 for one right	€0.41	€0.09	€0.36	€2.04	€25.82	**€25.15**
Number of rights on 31 December 1999	104,340	–	–	–	–	–
Additions	–	63,496	–	–	–	–
Number of rights on 31 December 2000	104,340	63,496	–	–	–	–
Additions	–	5,946	96,934	–	–	–
Exercised	31,935	–	–	–	–	–
Number of rights on 31 December 2001	72,405	69,442	96,934	–	–	–
Additions	–	–	270	119,338	–	–
Exercised	2,587	–	–	–	–	–
Forfeited	–	321	443	–	–	–
Number of rights on 31 December 2002	69,818	69,121	96,761	119,338	–	–
Additions	3,540	3,434	4,923	6,057	400,844	–
Exercised	–	–	–	–	–	–
Forfeited	1,596	1,928	2,298	3,179	–	–
Number of rights on 31 December 2003	71,762	70,627	99,386	122,216	400,844	–
Additions	–	–	–	–	–	**423,923**
Exercised	–	–	–	–	–	–
Forfeited	–	438	600	748	2,354	–
Number of rights on 31 December 2004	71,762	70,189	98,786	121,468	398,490	**423,923**
Exercisable at year-end	71,762	70,189	98,786	121,468	–	–

Other information

(18) Boards of the company, compensation and loans for Board members

The members of the Supervisory Board and the Board of Management are listed on pages 6 f. and 9 of this report.

The total compensation of the members of the Board of Management amounted to T€14,755 (12,430). This includes the compensation components that Mr. Phelan received for his work as a member of Munich Reinsurance Company's Board of Management, namely annual bonus and medium-term incentive plan, as well as his travel expenses from the USA to Munich. Taken into account for the first time in the disclosure are the provisions for the long-term incentive plan of the Board of Management. The previous year's figures have been adjusted for comparative purposes.

	2004 in T€	2003 in T€
Overall compensation	**14,755**	**12,430**
Fixed components	**5,365**	**6,398**
Basic remuneration	4,838	5,549
Remuneration in kind/fringe benefits	527	849
Statutory social benefits	20	16
Voluntary social benefits	35	449[1]
Company car	97	102
Healthcare	4	3
Security measures	–	1
Insurance	47	56
Special expenses	163[2]	58
Tax on remuneration in kind/fringe benefits	161	164
Variable components	**9,390**	**6,032**
Annual bonus 2002		
Reversal of provision	–	–574[3]
Annual bonus 2003		
Allocation to provision 2003	–	3,288
Expense	1,635[4]	–
Annual bonus 2004		
Allocation to provision 2004	4,860	–
Medium-term incentive plan		
Allocation to provision 2003	–	1,440
Allocation to provision 2004	3,262[5]	–
Long-term incentive plan		
Allocation to provision 2003	–	1,878
Allocation to provision 2004	–367	–
Additional personnel expenses for valuation of stock appreciation rights at fair value[6]	2,552	756

[1] Higher expenses for 2003 are due to anniversary payments.
[2] Higher expenses for 2004 are due to the invoicing of Mr. Phelan's travel expenses for 2003 and 2004.
[3] Bonus payment for 2002 lower than estimated and reserved bonus payment.
[4] Bonus payment for 2003 higher than estimated and reserved bonus payment.
[5] Higher provision due to good business results in 2004.
[6] Additional notional personnel expenses in year under review for all stock appreciation rights granted as from the long-term incentive plan 1999. This amount takes into account the possibility of growth in value up to the time the rights are forfeited or elapse. It is determined in consideration of the exercise conditions using recognised valuation models, but is not included in personel expenses.

Basic remuneration made up 33% of overall compensation in 2004, and remuneration in kind and fringe benefits 4%.

The variable compensation includes allocations to provisions for the annual bonus probable on the basis of current estimates and for the medium-term incentive plan. Whether these reserved amounts will actually be paid out to the Board members, and if so how high the sums will be, is not yet certain and will depend on the degree to which individual objectives are achieved and the exercise conditions of the long-term incentive plans. In accordance with the plan conditions, there were no payments made under the medium-term incentive plan in the business year.

The average level of provision for the pension entitlements of the members of the Board of Management amounts to 38% of the basic remuneration.

Payments to retired members of the Board of Management or their surviving dependants total T€4,258 (3,323).

Taking into account the proposal for the appropriation of the profit, the total emoluments of the members of the Supervisory Board amounted to T€1,799 (1,356). This sum includes emoluments of T€1,168 (694) dependent on the dividend paid to the shareholders.

The members of the Supervisory Board and Board of Management did not receive any advances or loans in the year under review; no contingent liabilities were entered into for their benefit.

(19) Other seats held by Board members[1]

Supervisory Board	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. jur. Hans-Jürgen Schinzler Chairman (from 26 May 2004)	Bayerische Hypo- und Vereinsbank AG Deutsche Telekom AG METRO AG	
Ulrich Hartmann Chairman (until 26 May 2004)	Deutsche Bank AG Deutsche Lufthansa AG E.ON AG (Chairman) Hochtief AG IKB Deutsche Industriebank AG (Chairman)	Henkel KGaA ARCELOR, Luxembourg
Prof. Dr. rer. nat. Henning Kagermann	DaimlerChrysler Services AG Deutsche Bank AG	
Prof. Dr. rer. nat. Hubert Markl	Bayerische Motoren Werke AG	Sanofi-Aventis S. A., Paris Royal Dutch Petroleum Company/Shell, The Hague
Wolfgang Mayrhuber	Bayerische Motoren Werke AG Eurowings Luftverkehrs AG Thomas Cook AG LSG Lufthansa Service Holding AG* Lufthansa Cargo AG* Lufthansa CityLine GmbH* (Chairman) Lufthansa Technik AG*	Heico Corporation, Miami
Prof. Karel Van Miert	RWE AG	Agfa-Gevaert NV, Mortsel Anglo American plc, London De Persgroep, Asse Royal Philips Electronics NV, Amsterdam Solvay S. A., Brussels Vivendi Universal S. A., Paris Wolters Kluwer NV, Amsterdam
Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer	Bayer AG Hochtief AG Volkswagen AG	Siemens AG Austria, Vienna* (Chairman)
Dr. e. h. Dipl.-Ing. Bernd Pischetsrieder	Dresdner Bank AG METRO AG Audi AG* (Chairman)	Tetra-Laval Group, Pully Scania AB, Södertälje* (Chairman) SEAT S. A., Barcelona*
Dr. jur. Dr. h. c. Albrecht Schmidt	Bayerische Hypo- und Vereinsbank AG (Chairman) Siemens AG	Thyssen'sche Handelsgesellschaft m. b. H.
Dr. phil. Ron Sommer	Celanese AG	Motorola Inc., Schaumburg

[1]Status: 31 December 2004.
*Own group company within the meaning of Section 18 of the German Stock Companies Act.

Board of Management	**Seats held on supervisory boards of other German companies**	**Membership of comparable bodies of German and foreign business enterprises**
Dr. jur. Nikolaus von Bomhard Chairman	ERGO Versicherungsgruppe AG* (Chairman)	–
Georg Daschner	–	*Münchener Rück Italia S. p. A., Milan* (Chairman)*
Dr. jur. Heiner Hasford	Commerzbank AG *D. A. S. Deutscher Automobil Schutz* Allgemeine Rechtsschutz-Versicherungs-AG* ERGO Versicherungsgruppe AG* Europäische Reiseversicherung AG (Chairman) MAN AG Nürnberger Beteiligungs-AG VICTORIA Lebensversicherung AG* VICTORIA Versicherung AG* WMF Württembergische Metallwarenfabrik AG	American Re Corporation, Wilmington, Delaware*
Stefan Heyd	EXTREMUS Versicherungs-AG Münchener und Magdeburger Agrarversicherung AG	–
Dr. rer. nat. Torsten Jeworrek	–	Munich American Capital Markets Inc., Delaware* (Chairman) New Reinsurance Company, Geneva* (Chairman)
Christian Kluge	Karlsruher Lebensversicherung AG Karlsruher Versicherung AG (Chairman) *Mercur Assistance AG Holding (Chairman)*	–
John Phelan	–	American Re Corporation, Wilmington, Delaware* (Chairman) American Re-Insurance Company, Princeton* (Chairman) Munich Reinsurance Company of Canada, Toronto*
Dr. phil. Detlef Schneidawind	DKV Deutsche Krankenversicherung AG* Hamburg-Mannheimer Sachversicherungs-AG* Hamburg-Mannheimer Versicherungs-AG* Karlsruher Lebensversicherung AG (Chairman) Mecklenburgische Kranken Versicherungs-AG Mecklenburgische Leben Versicherungs-AG	Munich American Reassurance Company, Atlanta*
Dr. jur. Jörg Schneider	MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH*	American Re Corporation, Wilmington, Delaware*
Karl Wittmann	–	Jordan Ins. Co. p.l.c., Amman Saudi National Insurance Company E.C., Jeddah

* Own group company within the meaning of Section 18 of the German Stock Companies Act.

(20) Number of staff

The number of staff employed by the Company in Munich and at its offices abroad in the business year 2004 averaged 3,265 (3,143).

(21) Contingent liabilities, other financial commitments

The Company has given a customary market guarantee and a guarantee required by supervisory law for the liabilities of one foreign subsidiary.

For two foreign subsidiaries, guarantees have been given in connection with a loan obligation of US$ 250m and a rent guarantee of US$ 1m.

In addition, in connection with a sale of shares, the Company has assumed a liability towards the purchaser totalling a maximum of £2m.

The transfer to ERGO of part of the income from the subordinated bonds issued by Finance B. V. results in a contingent liability of €386m for the Company.

Otherwise, there are no contingent liabilities of significance for the assessment of the company's financial position.

Other financial commitments totalling €62m result mainly from various agency agreements concluded by the Company.

(22) Declaration of compliance with the German Code of Corporate Governance as per Section 161 of the German Stock Companies Act

In December 2004, the Board of Management and the Supervisory Board of the Company published an updated declaration of compliance as per Section 161 of the German Stock Companies Act and made this declaration permanently available to shareholders on the internet.

Munich, 25 February 2005

The Board of Management



Auditor's report

The following is a translation of the auditor's opinion in respect of the original German financial statements and management report:

We have audited the annual financial statements, together with the bookkeeping system, and the management report of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München for the business year from 1 January 2004 to 31 December 2004. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law and supplementary provisions in the Articles of Association are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Section 317 of the German Commercial Code and the generally accepted standards for the audit of financial statements promulgated by the Institute of German Certified Accountants (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München in accordance with principles of proper accounting. Altogether, the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Munich, 4 March 2005

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Herbert Loy	Peter Ott
Wirtschaftsprüfer	Wirtschaftsprüfer
(Certified public accountant)	(Certified public accountant)

Proposal for appropriation of profit

The balance sheet profit at the disposal of the Annual General Meeting amounts to €459,160,466.00.

We propose that this balance sheet profit be appropriated as follows: distribution of a dividend of €2.00 on each share entitled to dividend, with the amount apportionable to own shares being carried forward to new account. Up to the Annual General Meeting the number of shares entitled to dividend may decrease or increase through the further acquisition or sale of own shares. In this case, a suitably modified proposal for the appropriation of the profit, with an unchanged dividend of €2.00 per share entitled to dividend, will be made to the Annual General Meeting.

Munich, 25 February 2005

The Board of Management



Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
http://www.munichre.com

Responsible for content
Corporate Communications

Editorial deadline: 25 February 2005

Picture credits
Hartmut Nägele, Düsseldorf, cover
Karsten de Riese, Bairawies, p. 3

Printed by
Druckerei Fritz Kriechbaumer
Wettersteinstrasse 12
82024 Taufkirchen/München, Germany

Münchener Rückversicherungs-Gesellschaft
Central Division: Corporate Communications
Königinstrasse 107
80802 München
Germany

Order number 302–04338

Munich Reinsurance Company Annual Report 2005

TAB 4

Münchener Rück
Munich Re Group



Munich Reinsurance Company

		2005	2004	2003
Gross premiums written	€m	**19,167**	19,243	21,748
Investments	€m	**78,326**	72,794	70,893
Net underwriting provisions	€m	**63,653**	55,102	52,099
Shareholders' equity	€m	**10,417**	11,866	11,375
Profit/loss for the year	€m	**–992**	777	511
Dividend	€m	**707**	457	286
Dividend per share	€	**3.10**	2.00	1.25
Share price at 31 December	€	**114.38**	90.45	96.12
Market capitalisation at 31 December	€m	**26,259**	20,766	22,067

Source: Datastream



Paving the way for opportunities: Five articles in this year's Munich Re Group Annual Report show what opportunities there are in risk and how Munich Re turns them into value – for every risk has two sides. You can read the articles at www.munichre.com.

Munich Reinsurance Company
Report on the 126th year of business
1 January to 31 December 2005

Report of the Supervisory Board 2

Management report
Munich Reinsurance Company 7
Parameters 13
Overview and key figures 16
Financial situation 22
Other success factors 25
Risk report 28
Prospects 36

Financial statements as at 31 December 2005
Balance sheet 38
Income statement 42
Notes to the financial statements 44
Auditor's report 61

Note: The abbreviation T€ used in this report stands for thousand euros.

Report of the Supervisory Board

Report of the Supervisory Bord



Dr. Hans-Jürgen Schinzler
Chairman of the Supervisory Board

Ladies and gentlemen,

In the year under review, the Supervisory Board again fulfilled all the tasks and duties incumbent upon it by law and under the Articles of Association. We worked closely with the Board of Management, advising it on the management of the Company and constantly monitoring its conduct of the business, whilst it consulted us directly and without delay on all decisions of fundamental importance. The Board of Management satisfied its reporting obligations towards the Supervisory Board by briefing us regularly and in detail on all important business transactions. We discussed these written and oral reports intensively and openly with members of the Board of Management at our meetings. In order to prepare for important topics that were to be dealt with at the meetings, the shareholder representatives and the employee representatives met the Chairman of the Board of Management separately beforehand. In addition, I remained in contact with the Chairman of the Board of Management throughout the year under review regarding Munich Re's main business developments. Inspection measures in accordance with Section 111 para. 2 sentence 1 of the German Stock Companies Act were not required in 2005.

Focal points of the meetings of the full Supervisory Board

The full Supervisory Board met four times, with virtually complete attendances. Taking part as guests at two meetings were representatives of the German Federal Financial Supervisory Authority (BaFin), which for some years now has been making use of the powers granted to it in Section 83 of the German Insurance Control Act to routinely attend the Supervisory Board meetings of insurance and reinsurance companies. The Board of Management reported in depth at the meetings about the quarterly financial statements and the outlook for the 2005 results. We regularly discussed in detail the development of results in the Munich Re Group and in the business fields of primary insurance and reinsurance, also making comparisons between the Munich Re Group and its competitors. The Board of Management reported to us on the business situation of the major subsidiaries on an ongoing basis, and we took a critical interest in the development of American Re in particular. We devoted special attention in the year under review to the strategic alignment of the Group, dealing with this topic thoroughly on several occasions, as well as with the planning for 2006 and 2007. The Board of Management kept us informed about the Company's risk situation and profitability. We were given a presentation of the various initiatives in integrated risk management, which we then discussed intensively on the full Supervisory Board.
At the suggestion of the Board of Management, we considered and approved changes in the Board of Management's rules of procedure. The newly established Board of Management committees for Group and reinsurance operations will provide for more efficient management of the Group as a whole, with its business fields of primary insurance and reinsurance. We reviewed and further enhanced the process of succession planning for the Board of Man-

agement and appointment of new members. Other focal points dealt with at the meetings were the Board of Management's personnel report and the restructuring of its remuneration. The Supervisory Board kept a close eye on the state of the investigations being conducted by New York State Attorney General Spitzer in the USA and other authorities regarding broker transactions and finite reinsurance contracts, and on their possible consequences for Munich Re. We also obtained regular information on the status of Gloria, Munich Re's major IT project.

The Board of Management informed us, also between the meetings, about various current business transactions, including the effects of HypoVereinsbank's special write-down, the proposed merger between HypoVereinsbank and UniCredit, the reserve strengthening at American Re, the effects of Hurricanes Katrina, Rita and Wilma, and the sale of the Karlsruher Lebensversicherung AG, as well as about the scope and the impact of the natural catastrophe figures for 2005.

Work of the committees

The four committees of the Supervisory Board (Standing Committee, Personnel Committee, Audit Committee and Conference Committee) are each composed of shareholder and employee representatives. The membership of the Supervisory Board committees is shown in the overview on page 55.

Apart from preparing the Supervisory Board meetings, the Standing Committee devoted itself at its three meetings mainly to topics of corporate governance, share transfers and UniCredit's offer to HypoVereinsbank shareholders.

The Personnel Committee met four times in the year under review. It concerned itself with the Board of Management's remuneration, especially with the reorganisation of the compensation structure, with contract adjustments, and with the seats accepted by members of the Board of Management on external supervisory, advisory and similar boards. Besides this, it prepared the forthcoming appointments to the Board of Management and agreed on personal objectives with the Board of Management members.

The Audit Committee held a total of five meetings in 2005. It closely discussed the annual financial statements for the Company and the Group in the presence of the external auditor and carefully examined the quarterly financial statements. The Audit Committee welcomed the fact that in the year under review the Board of Management set up a Disclosure Committee, which was already able to participate in the annual accounting operations for 2004. The Audit Committee made preparations for the appointment of the external auditor, which has to be decided on by the full Supervisory Board, obtained the auditor's declaration of independence, commissioned the auditor, fixed focal points for the audit work and acquired from the auditor an overview of the type and scope of its non-audit-related services performed for Munich Re. Also at an extraordinary meeting, the Audit Committee considered American Re-Insurance Company's loss reserves and the consequences of their substantial increase. Beyond this, it discussed the Group's risk situation and the development of embedded values in life reinsurance business and in life and health business in 2004. The Audit Committee also obtained information on the ongoing investigations in the USA and other countries regarding broker business and non-traditional reinsurance and received the Internal Auditing Division's annual report for 2004.

The Conference Committee as per Section 27 para. 3 of the German Co-Determination Act did not need to be convened.

Regular and extensive information about the work of the committees was given at the meetings of the full Supervisory Board.

Annual financial statements

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the following documents and gave them an unqualified auditor's opinion: Munich Reinsurance Company's financial statements and consolidated financial statements as at 31 December 2005, and the management reports for the Company and the Group. All members of the Supervisory Board received the auditor's reports promptly. The Audit Committee examined in advance the Company and Group financial statements and the management reports, and discussed them in detail with the auditor at the Audit Committee meeting on 12 March 2006, which also considered the auditor's reports, in order to prepare for the examination by the full Supervisory Board. The Audit Committee informed the full Supervisory Board at the balance sheet meeting on 13 March 2006 about its examinations and discussions with the auditor.

After the Audit Committee, the Supervisory Board also checked the Company financial statements, the Group financial statements, the Company management report, the Group management report and the proposal of the Board of Management for appropriation of the net retained profits. The Supervisory Board agrees with the outcome of the external audit and after its own concluding examination also has no objections to the Company and Group financial statements. Consequently, on the basis of the Audit Committee's prior examination and the result of its own examination, the Supervisory Board approved the Company and Group financial statements at the balance sheet meeting on 13 March 2006. We unconditionally support the Board of Management's proposal for the appropriation of the net retained profits.

Corporate governance and declaration of compliance
Munich Re's Supervisory Board is fully committed to good corporate governance. At the 2005 Annual General Meeting, it therefore proposed an amendment to the Articles of Association to restructure the Supervisory Board's remuneration: the fixed remuneration has been increased so that overall remuneration is now less dependent on Company performance; the introduction of a result-oriented instead of dividend-oriented variable remuneration component ensures that the calculation basis is not directly influenced by the Supervisory Board. In the Board of Management's absence, we once again examined the efficiency of the Supervisory Board's work and monitored the implementation of the measures proposed.
On 8 November 2005, the Board of Management and the Supervisory Board published a declaration of compliance in accordance with Section 161 of the German Stock Companies Act, which is posted on the Company's website.

Composition of the Board of Management
With effect from 1 October 2005, we appointed Dr. Thomas Blunck to the Board of Management. Dr. Blunk, who has been with Munich Re since 1999, was latterly Divisional Unit Head in the Special and Financial Risks Division, which he has now taken charge of on the Board of Management, along with the Information Technology Division.
Also with effect from 1 October 2005, the Supervisory Board appointed Dr. Wolfgang Strassl a member of the Board of Management and, as from 1 January 2006, Board member in charge of industrial relations. Dr. Strassl has been with Munich Re since 1988 and was most recently Divisional Unit Head in the Life and Health Division, for which he is now responsible on the Board of Management, in addition to the Human Resources Division.
As at 31 December 2005, Mr. Stefan Heyd and Dr. Detlef Schneidawind retired as members of the Board of Management. We thank both gentlemen for their many years of successful work and their great personal dedication in responsible positions.
On behalf of the Supervisory Board, I would like to take this opportunity to thank the members of the Board of Management and all the staff most sincerely for their untiring commitment which enabled Munich Re, in its anniversary year, to post a new record result for the Group.

Munich, 13 March 2006

For the Supervisory Board

H. J. Schinzler

Dr. Hans-Jürgen Schinzler
Chairman

Management report

Munich Reinsurance Company

Structure of Munich Reinsurance Company

As a professional reinsurer, Munich Reinsurance Company operates worldwide in all classes of insurance. It is the parent company of the Munich Re Group, whose business encompasses reinsurance, primary insurance and asset management. There were no significant changes in the Company's international organisation in the business year 2005.

In 2005, Munich Reinsurance Company implemented a uniform Group-wide planning and controlling process together with the ERGO Insurance Group, its main subsidiary in primary insurance, and developed a Group directive governing the distribution of responsibilities and competencies between Group management and ERGO for key decisions in such areas as strategy, investments, risk management and accounting. There is now "unified control" within the meaning of the German Stock Companies Act.

To maintain clearly defined strategic management of the equal-ranking business segments of primary insurance and reinsurance and to provide for a clear assignment of responsibility, the structure of Munich Re's Board of Management was altered with effect from 1 January 2006. Besides the Parent Board of Management, which will continue to represent Munich Reinsurance Company externally, the Board of Management has divided its responsibilities between two new Board committees: the Group Committee and the Reinsurance Committee.

This management report summarises the business operations of Munich Reinsurance Company.

Our reinsurance business is organised in seven operative divisions, six of which service our property-casualty business and special lines, and one of which deals with life and health reinsurance. Responsibility for the respective client accounts always lies in one pair of hands. The operative divisions are also responsible for our business units abroad, including our subsidiaries.

Europe 1

Munich, Athens, Moscow, Warsaw

Europe 2 and Latin America

London, Madrid, Milan, Paris

Bogotá, Buenos Aires, Caracas, Mexico City, Santiago de Chile, São Paulo

Subsidiaries/Branches:
Munich Ré France
Münchener Rück Italia
Münchener Rückversicherungs-Gesellschaft Sucursal España y Portugal
Munich Reinsurance Company UK General Branch

Special and Financial Risks

Geneva, London, Munich, New York

Subsidiaries/Branches:
New Reinsurance Company
Great Lakes Reinsurance (UK)
Munich American Capital Markets
Munich-American RiskPartners

Corporate Underwriting/Global Clients

London

Subsidiaries/Branches:
Munich Re Underwriting

Asia, Australasia and Africa

Beijing, Hong Kong, Kolkata, Kuala Lumpur, Mumbai, Seoul, Shanghai, Singapore, Taipei, Tokyo

Accra, Cape Town, Johannesburg, Nairobi, Réduit

Auckland, Brisbane, Melbourne, Perth, Sydney

Subsidiaries/Branches:
Munich Mauritius Reinsurance Company Ltd.
Munich Reinsurance Company of Africa
Munich Reinsurance Company Australian Branch
Munich Reinsurance Company New Zealand Branch
Munich Reinsurance Company China Branch
Munich Reinsurance Company Singapore Branch
Munich Reinsurance Company Hong Kong Branch
Munich Reinsurance Company Malaysia Branch
Munich Reinsurance Company Korea Branch

North America

Atlanta, Boston, Chicago, Columbus, Dallas, Hartford, Kansas City, Los Angeles, New York, Philadelphia, Princeton, San Francisco, Seattle, Montreal, Toronto, Vancouver

Subsidiaries/Branches:
Munich Reinsurance Company of Canada
American Re-Insurance Company
Temple Insurance Company

Life and Health

Atlanta, Brisbane, Chicago, London, Melbourne, Perth, Sydney, Toronto, Waltham

Subsidiaries/Branches:
Munich Reinsurance Company of Australasia
Munich American Reassurance Company
Munich Reinsurance Company Canada Branch (Life)
Munich Reinsurance Company UK Life Branch

The Life and Health Division underwrites our life and health reinsurance business worldwide and its structure reflects that of many of our clients, which conduct these two classes of business separately from property-casualty insurance, often through independent entities.
In Europe 1, we handle non-life business from our clients in Germany, Switzerland and Austria, Eastern Europe, Greece, and Turkey.
Europe 2 and Latin America services clients from northern, western and southern Europe, as well as from Latin America.
Asia, Australasia, Africa conducts property-casualty business with cedants in these three continents and the Pacific Islands.
The North America Division is responsible for our subsidiary American Re-Insurance Company and for Munich Reinsurance Company of Canada.
Corporate Underwriting/Global Clients (CUGC) handles our accounts with major international insurance groups (hence "Global Clients") and writes business worldwide in special classes such as agriculture and workers' compensation. Its most important markets are Germany, the UK and the USA. In addition to this, it performs the important functions combined in our Group Corporate Centre: its staff clarify fundamental, cross-divisional issues of underwriting policy, are responsible for quality assurance, integrate actuarial methods in our business processes, and set standards for claims management. Further information on guidelines for underwriting and rating can be found on page 12.
Special and Financial Risks (SFR) is responsible for the special classes of credit, aviation and space, enterprise risks and contingency risks, and for alternative markets business. Besides this, it develops and implements division-specific innovation projects and coordinates the overarching work of the innovation teams in the non-life divisions. Via Munich American Capital Markets (MACM), we structure and offer the transfer of insurance risks to the capital markets. In addition, SFR also attends to our own reinsurance (retrocession).
We have transferred Munich Reinsurance Company's investment business to our subsidiary MEAG MUNICH ERGO AssetManagement GmbH, which is one of the major asset managers in the European financial sector. Set up by Munich Re and ERGO in 1999, it combines the two groups' investment activities and the management of their real estate. Virtually the entire asset management of the Munich Re Group is concentrated in MEAG, which had a total of around €153bn under management at the end of 2005 for the Group's insurance and reinsurance companies, €58bn from Munich Reinsurance Company. MEAG is responsible for direct investment in securities and real estate, and for the assets held in segregated managed funds (special funds). Beyond this, it offers its expertise and know-how both to institutional investors and to private clients.

Important tools of corporate management

Munich Reinsurance Company's value-based management philosophy

Munich Re's objective is to analyse risk from every conceivable angle and to handle it successfully, thereby creating lasting value for its shareholders, clients and staff. Increasing corporate value is therefore the key factor in our business decisions. This means optimising capital deployment and risk management.
Munich Re's approach to value-based management offers a number of advantages:

- It enables us to assess business activities not only according to their earnings potential but also relative to the extent of the risks assumed, which is material for the question of added value. Only the risk-return relationship reveals how beneficial an activity is from the shareholder's point of view.
- With clearly defined performance indicators, we ensure the necessary comparability of value-adding measures and initiatives. Fields of business that add value can be more easily identified and the use of resources optimised accordingly.
- Responsibilities are clearly assigned and levers for adding value made transparent, enabling management and staff to contribute more effectively to increasing corporate value.
- Strategic and operative planning are closely linked. All initiatives are ultimately geared to the overriding financial objective of enhancing corporate value.
- The consistent use of value-based management tools helps Munich Re respond to the tougher competition in the global capital markets and the increasing demand by institutional investors for more transparency and comparability.

Our value-based management system takes into account the individual characteristics of the business segments

In non-life business, we employ the following simple formula for measuring value creation and for managing and monitoring our business activities:

Adjusted result	–	Cost of equity: Necessary operating equity X Target rate	=	Value added

The adjusted result serves as the basis for determining value added. It consists of the operating result, the investment result and the remaining non-technical result. In each case value-based adjustments are made, including the smoothing of expenditure for major losses and the recognition of claims expenses at present value.
We compare this adjusted result with the requisite cost of equity. The basis for determining the cost of equity is the necessary operating equity, which is basically derived from the risk-based capital according to our internal model. If a business unit holds equity capital in excess of the risk-based capital in order to comply with market, rating or supervisory requirements, a return needs to be earned on this capital as well.
Any investment of capital in a company must – from the investor's point of view – achieve at least the return of an alternative risk-commensurate investment (opportunity costs). However, in order to significantly increase its corporate value, Munich Re aims to earn a return on necessary operating equity (return target) that is markedly higher than the opportunity costs.
Consequently, value is only added if the adjusted result exceeds the cost of equity. Given the generally short-term nature of non-life business, this procedure focuses on measuring single-period performance. In assessing the profitability of our underwriting business, we mainly use indicators from the income statement.
The products of life reinsurance are characterised by their long-term nature and the distribution of results over the duration of the policies. To account for this multi-periodic characteristic, we use key performance indicators for this business that relate to the respective portfolio value – the embedded value. By setting a minimum return requirement, we aim through value-based management to ensure that here, too, an adequate return is earned on the capital employed and appropriate value is added.
Our steering of Munich Re's investments is strongly geared to the liabilities on our balance sheet. With the help of asset-liability management, we determine the "neutral position". This involves a synthetic investment portfolio which – taking into consideration significant additional parameters in the investment of the capital – best reflects the characteristics of our liabilities towards clients. Further information on asset-liability management is provided on page 22. The target return, i.e. the expected income from the neutral position, is compared with the return from the actual portfolio, bearing in mind the risk capital required for deviating from the neutral position. Finally, a comparison with the returns of relevant stock market indices provides important insights into the performance of our own investments.
In addition to these purely financial performance factors, non-financial performance measures like market share, speed of processes, staff-training level and client satisfaction play a major part. In the long term, a firm can only be successful if it operates sustainably and takes account of such future-oriented qualitative factors as well.
We closely link strategy and operative planning by defining our objectives in structured overviews or "scorecards", from which we derive initiatives, performance measures and responsibilities within a framework of four perspectives: "financial", "market and client", "process" and "employee".
We promote an entrepreneurial culture among staff through the clear allocation of responsibility and accountability, recognising how much the individual, unit or field of business contributes to increasing value. The integration of the financial and non-financial objectives into Board and senior-executive remuneration incentive systems supports the clear orientation towards value creation.
Value-based management is a holistic management system with which managers at all levels of the Group can steer their units in such a way that lasting value is created which also meets the expectations of external investors.
In order to give more emphasis in external communication to Munich Re's value orientation – as widely implemented through our internal management tools – we have geared our return target to risk-adjusted performance indicators, which are explained in more detail in the following section.

What we aim to achieve

A look back at 2005

For Munich Reinsurance Company, the past year was heavily influenced by the burdens from our US subsidiary. As a consequence of reserve adjustments at Amercian Re-Insurance Company for the underwriting years 1997 to mid-2002, a capital strengthening of €2.2bn was necessary there, which we had to write off at Munich Reinsurance Company in the year under review.

In addition, we assumed burdens of €1.1bn from taking over American-Re-Insurance Company's discounted reserves for workers' compensation business, which have to be shown undiscounted under German accounting rules.

Without these exceptional burdens, the result for the year would have been a satisfying €2,295m, despite the exceptionally high costs of €2,492m for natural catastrophe losses in 2005.

The investment result made a very positive contribution of €2,555m (2,886m), representing a return on investment (including deposits retained) of 3.4% (4.0%).

Adjusted to eliminate the burdens from our US subsidiary, the return on investment for the business year 2005 amounts to 6.3%.

This return on investment is calculated as the ratio between the investment result and the average carrying amount of the investment portfolio in the business year 2005.

A much-heeded performance indicator in non-life insurance is the combined ratio. This is the percentage of total expenses for claims incurred, expenses for premium refunds, change in the provision for future policy benefits, interest on underwriting provisions (net in each case) and operating expenses (net) to earned premiums (net). Put simply, a combined ratio of 100% means that premium income was exactly sufficient to cover claims and costs. Net expenses for claims and benefits mainly include paid claims and the change in claims reserves. Net operating expenses chiefly comprise commission plus personnel and non-personnel expenses for the acquisition and ongoing administration of insurance contracts. Not considered are the "other underwriting expenses" such as fire brigade tax, "other underwriting income" and "other net provisions". Also disregarded in the combined ratio are changes from the claims equalisation provisions.

The combined ratio in reinsurance includes the accident and health segment as well as property-casualty business. In 2005, the reinsurance combined ratio amounts to 117.0% (96.4%), a very high figure, largely due to the hurricane losses (19.7%) and the one-off effect from the assumption of the undiscounted reserves for workers' compensation business assumed from American Re-Insurance Company (8.7%).

When it comes to interpreting the combined ratio, the particular circumstances of the class of business in question have to be taken into account. Of substantial significance, for example, is the composition of the portfolio. The following factors (among others) are important:

- The more the claims burden fluctuates over time, the greater the risk is, and so the rates needed to cover the risk must be higher; loss ratios in good years, as well as average loss ratios, have to be all the lower to provide the reinsurer with an adequate return for assuming this risk – particularly true in the case of natural catastrophes, which may occur rarely, but are often very severe when they do.
- Another important distinguishing feature relates to the time-lag between premium being received and claims being paid. The longer these periods are, the longer the premiums received can be invested in the capital markets. High combined ratios in classes of business in which claims settlement takes a long time (e.g. casualty) therefore also generally entail higher returns from investments with which the loss reserves are covered. These returns are not reflected in the combined ratio.

Therefore, whilst we aim to keep our combined ratio as low as possible, it does not constitute our sole target. Rather, the prime factor we consider is economic value added, which cannot be properly reflected by the combined ratio. We pursue this target internally through our value-based management.

Further development of the return target for 2006

The return target we have used to date – the return on average IFRS equity (RoE) – is an important but insufficient indicator of an insurance company's added value. The reasons are:

- Some of the underlying parameters are influenced by accounting rules that do not adequately reflect economic realities. For example, a large portion of an insurance company's assets are classified as "investments available for sale" and measured at market value, whereas the liabilities in the balance sheet barely react to market fluctuations. This means that rising or falling capital

market prices usually have a direct impact on IFRS equity, thus indirectly increasing or decreasing an ROE result target in a way that makes little sense economically. In particular, interest-rate-induced increases in the prices of fixed-interest securities are not accompanied by any sustained additional earnings opportunities, since the prices of the securities systematically return to the face value on maturity.
- Furthermore, ROE does not reflect the risk assumed in a given business activity. All other things being equal, a high risk usually entails the expectation of a higher profit, which is bought at a cost of additional volatility. An ROE target that does not include any measure of risk might encourage management to focus too much on the earnings side and disregard the risk side. Hence the risk-return relationship, which is decisive for increasing corporate value, is not considered.

An insurance company – and especially a reinsurance company – whose exposure to risks is typically high, should consequently choose a target which takes into account the degree of risk assumed and minimises distortions from accounting. In accordance with this principle, risk – measured by risk-based capital – plays a central role in our internal value-based management.

Taking risk assumed into account in our return target
In summer 2005, for the first time, Munich Re officially presented its internal risk model in detail, including the Group-wide, risk-based capital position derived from the model, thus considerably enhancing transparency. Our risk-based capital was divulged for both the reinsurance and primary insurance segments, and according to the risk categories of underwriting, market and credit risk. The risk-based capital in question quantifies the risk of the individual units and enables us to make comparisons between non-life, life and investments and between reinsurance and primary insurance.
The next step – after publishing our risk-based capital – is to integrate the risk perspective into our external Group target. This move away from a return based on average IFRS equity to a risk-adjusted return target (return on risk-adjusted capital – RORAC) results in a closer convergence of our internal value-based management and the external communication of our targets.
The most important advantages of the risk-adjusted return target – particularly in comparison with our target to date – are the risk-based capital's independence from the above-mentioned IFRS effects on equity, and the disclosure of the annual result per unit of risk-based capital (important for measuring added value).
The calculation of the target is based on published figures that are regularly updated and are transparent to external audiences. With the additional information provided on the assumptions for important key indicators, shareholders will find it easier to assess the likelihood of the target being reached.
This will enable our investors to better judge Munich Re's business performance and economic value added in future.

What is behind RORAC?
RORAC is defined as follows:

$$\text{RORAC} = \frac{\text{Net income} - \text{Interest rate} \times (1 - \text{tax rate}) \times \text{Additional available equity}}{\text{Risk-based capital}}$$

The numerator in the formula comprises the published IFRS net income adjusted for post-tax income (interest rate x [1 – tax rate]) generated on capital not subject to risk within the given risk tolerance. The basis for the adjustment is the capital exceeding the necessary risk-based capital (additional available equity). This is calculated as follows: the starting point is the equity recognised in the IFRS financial statements, from which the "economic equity" is derived by means of various adjustments. These include the addition of the unrecognised valuation reserves and the unrecognised portion of the embedded values in life and health insurance, and the subtraction of goodwill and deferred tax assets. From this economic equity a margin is deducted for the settlement of existing obligations in following years. The difference between the amount then remaining and the required risk-based capital is the additional available equity, which is also necessary for rating and solvency purposes, as well as for profitable growth. The additional available equity in the system presented here earns a risk-free interest rate, as all the risk components of the investment and underwriting are covered with risk-based capital by the internal risk model, and thus assigned appropriate return requirements.

How high should the RORAC target be set?
For determining the concrete RORAC target figure, we start with our sustainable result expectation per unit of risk. In doing so, we use among other things capital market prices for comparable risks, bearing in mind that no precise

methodology exists. Thus, in setting our target, we consider it important to make the level ambitious but also realistic.
After weighing up many factors, we have decided to aim for a RORAC of 15% for the business year 2006.
On the basis of our current risk positioning and capitalisation, this corresponds to a consolidated profit of between €2.6bn and €2.8bn.

What assumptions is this target based on?
In both primary insurance and reinsurance, we are proceeding on the basis of statistically expectable claims experience. Provided there are no significant shifts in the composition of our business portfolio, we reckon with a combined ratio of less than 97% in property-casualty and health reinsurance, which includes an amount equivalent to around 5.0% of premiums as projected claims expenditure for natural catastrophes that cost over €5m per event. In property-casualty primary insurance, we expect a combined ratio of under 95%.
On the investment side, we anticipate a result equivalent to 4.5% of the average market values of Group investments.
Lastly, our target is based on a largely stable currency environment. Changes in tax treatment are only considered to the extent that they are already known today.

Embedded values as additional performance indicators
In life primary insurance and reinsurance and in health primary insurance, we will use key indicators based on European Embedded Value (EEV), parallel to the new RORAC perspective. Embedded value is a form of valuation for long-term portfolios whose performance cannot be reasonably measured on the basis of a single year. Specifically, embedded value is the present value of future net earnings from business in force plus the value of shareholders' equity, less the cost of holding capital. A key performance indicator in this case are EEV earnings. We aim to achieve EEV earnings of between 8.0% and 9.0% both in primary insurance and in reinsurance, in relation to the value of the overall business in force at the beginning of the year in each case. The life and health insurance business, managed and measured on an embedded-value basis, will also contribute to the IFRS consolidated profit and thus to reaching the RORAC target, even though IFRS consolidated results follow the narrower individual business-year perspective .

What do these Group targets mean for Munich Reinsurance Company's result under German Commercial Code accounting?
In underwriting, we are proceeding on the assumption that with the solid quality of our business, we can achieve a combined ratio of 97% or better. However, the development of our underwriting result under German Commercial Code accounting depends significantly on changes in claims equalisation provisions. In the case of another strong underwriting result, we take it that we will have to make markedly higher allocations again to claims equalisation provisions than in the business year 2005.
As far as the investment result is concerned, we expect a return of at least 4%, given moderate capital market development.
Overall, it should be possible for Munich Reinsurance Company to strengthen its revenue reserves again with its future profit for the year.

Binding standards for underwriting and rating

In reinsurance, CUGC is not only responsible for business with our global clients but also develops guidelines for the underwriting of our reinsurance business. Corporate Underwriting defines standards for the underwriting, pricing and claims management of the reinsurance group. In this way, we ensure that the quality of our business is constantly high throughout our reinsurance operations and that we respond swiftly to changes and new developments. Since Corporate Underwriting is closely linked to our operative business, needs-oriented products and services for our clients can be generated there as well.
For terrorism risks, we basically strive for exclusions or liability limits in our treaties. In particular, we do not provide coverage of terrorism in the case of risks and perils for which insurance protection can be obtained from a combined private-state solution or pools. In those cases where we offer cover against a separate premium, we do so subject to very restrictive underwriting criteria that ensure the liability accepted is transparent, strictly limited and thus controllable. For epidemics, we have exclusions or restrictive treaty conditions in place for particularly exposed regions. For major industrial risks, we have largely been able to maintain the conditions and liability limits we optimised in prior years. These measures consequently continue to make a sustained positive contribution to the risk profile of our portfolio.

Parameters

General parameters

Our business environment is marked to an increasing extent by growing complexity and the upward trend in natural catastrophes. But there has also been a disproportionate rise in man-made losses in relation to economic activity. The reasons are many and varied, ranging from technological progress and the advancing geopolitical interdependencies to climate change and trends in international liability. Besides this, concentrations of values are increasing strongly, while economic units and regions are becoming more dependent on each other, giving rise to new risk potentials and accumulation hazards. These phenomena pose demanding challenges for the insurance industry. It is therefore imperative to carry on refining risk models and to swiftly incorporate new findings.

Economic parameters

The general economic parameters for the insurance industry became slightly less favourable in 2005. Despite higher oil prices, the global economy continued to expand, albeit with somewhat lower growth rates than in 2004. Share prices rose appreciably in Europe and Japan, compared with only a moderate upward trend in the USA. Long-term yields on the bond markets fell in the first half of the year. But after a further interim low in autumn they recovered, with the interest rate level in the USA – in contrast to Germany – higher at the end of the year than at the beginning.

Owing to higher energy prices, inflation rates climbed significantly throughout the world. In this environment, some central banks increased their interest rates. The US Federal Reserve raised its reference interest rate in eight steps from 2.25% at the start of the year to 4.25%. At the end of the year, the European Central Bank followed suit and increased its reference interest rate by 0.25 percentage points to 2.25%. Of the major central banks, only the Bank of England reduced its key interest rates.

The USA and China remain the engines of the global economy, their momentum driven by private consumption and corporate investment.

Economic development in the eurozone was somewhat more subdued than in 2004, albeit with marked regional differences. Growth in Spain and Ireland, for instance, was above average, whereas in Italy it remained below the average level. Especially the first half-year was characterised by weak domestic demand, mainly due to persistently low consumption. The high oil price was a detrimental factor, aggravated by the depreciation of the euro, and the main growth stimulus came from exports. For 2005 as a whole, real growth stood at 1.3%. In other words, compared with the USA, momentum in the eurozone was again weak.

At 0.9%, real economic growth in Germany in 2005 was considerably down on the previous year, which had had an above-average number of working days. Adjusted to eliminate this factor, real growth in 2005 was in fact 1.1%, as high as in 2004. Exports were again the mainstay of economic development, with corporate investment also increasing in the second half of the year. But domestic consumption remained very disappointing, curbing the growth rate of the economy as a whole. The persistently high unemployment rate (11.1% at year-end) and uncertainties about future reforms had a negative impact on consumer confidence.

In the UK, economic momentum slowed significantly compared with the previous year. Not least owing to weak domestic demand, the growth rate achieved in real terms fell to only 1.8%.

Growth in the emerging markets generally flattened slightly in 2005, a development even oil-exporting countries like Russia, Venezuela and Mexico were not spared. With a real growth rate of 9.9%, however, expansion in China continued almost unabated. India's economy also grew strongly, whereas economic momentum in the other Asian emerging markets slackened in line with the global economy.

With only a small increase in domestic demand and weakening exports to the EU, growth in the countries of central and eastern Europe also decreased.

Growth rates in Latin America slowed as well. In Brazil and Mexico, this was partly owing to interest-rate increases by the Brazilian and Mexican central banks.

By contrast, the mood on the capital markets was more optimistic. Prices on the international stock markets showed a largely upward trend in 2005. The EURO STOXX 50, for instance, improved by 21.3% and the DAX by 27.1%. The Japanese stock market performed particularly well, achieving an increase of 40.2%. Price gains in the USA were somewhat more modest, even though prices rose in the last few months of the year. By the end of 2005, the S&P 500 was up 3.2%.

Starting from a level of 3.7% at the beginning of the year, yields on ten-year German government bonds initially fell owing to an expected weakening of economic growth, recording a low of 3.0% in September. However, budding concerns about inflation and a somewhat more optimistic estimate of the economy caused them to turn upwards again to 3.3% by the end of the year. Having stood at 4.2% at the start of 2005, yields on ten-year US government bonds reached their low (3.9%) in June and rose to 4.4% at year-end.

The US dollar gained considerable ground against the euro and the Japanese yen in 2005. The euro closed at US$/€ 1.18 – a year-on-year loss in value of around 13.2%. The closing exchange rate for the yen stood at ¥/US$ 118.03, representing depreciation against the dollar of around 13.2%.

Writing business at risk-adequate prices was again the central issue on the insurance markets in 2005. Prices generally remained at a risk-adequate level in the renewals in reinsurance at the beginning of the year, at 1 April and at 1 July 2005. Virtually all market players gave priority to selective and result-oriented underwriting.

Whilst some price erosion was initially observable in property insurance, the high losses in the third quarter again underlined the need for appropriate prices, terms and conditions.

Hurricane Katrina caused the highest insured loss in the history of insurance. Quite a few market players and also risk modelling firms had to change their assessments of the frequency and size of loss potentials. In the case of some companies, the losses amount to more than half their equity capital. The windstorms of the last few years have also shown that it is no longer capital but knowledge that is the decisive factor required in reinsurance. Major reinsurers with extensive internal resources for risk modelling and own risk capital allocation are clearly at an advantage here compared with smaller companies that, in many cases, only use vendor models. All in all, the re-evaluation of the risk and loss estimations has stabilised the pricing environment, especially in property insurance.

Reinsurers' capital base continues to be good. Presentable underwriting results improved capitalisation in the first half of the year, until the heavy losses in the third quarter subjected it to a substantial burden. Altogether, however, it appears that the effects on the capitalisation of the insurance industry have been limited. On the one hand, the industry's other earnings are good; on the other hand, capital increases by some of the reinsurers particularly affected and the formation of new companies, mainly in Bermuda, have provided additional capacity. With the announced acquisition of GE Insurance Solutions by Swiss Re, moreover, the global reinsurance market's number 2 and number 5 in terms of premium are combining forces.

Demographic changes and increasing demand for private provision had a positive impact on the development of life reinsurance. Especially the ageing of society worldwide and the resulting pressure on social security systems are causing the market for private life insurance to grow more strongly than the overall economy. Besides this, there is a global and long-term trend towards liberalising state-run healthcare systems, whose financial situation is tight in a number of countries. Health insurance was again able to benefit from this.

The still relatively robust global economy was helpful for most insurance markets.

According to initial estimates, growth in premium income in property-casualty insurance cooled noticeably in the USA, the main causes being a slight decline in economic growth and cyclical aspects. Nevertheless, until the hurricane losses occurred, the insurers' technical results and profitability developed positively. The improved resilience and mechanisms of global reinsurance helped the industry to successfully cope with the record hurricane losses.

In line with the weak economic development in Germany, the nominal increase in gross premiums written by the German insurance industry in 2005 fell to just over 2.0% (3.0%) according to preliminary estimates, thus lagging somewhat behind nominal growth in the economy as a whole. Premiums in private health insurance climbed markedly (projected 3.7%). Nevertheless, this increase was lower than in the previous year, particularly because of uncertainties about future healthcare reforms. Life insurance recorded premium growth estimated at 6%.

The German Retirement Income Act led to a boom in life insurance at the end of 2004 in anticipation of the change in the law. Premium income in property-casualty insurance fell marginally by around 0.5%, essentially owing to the already high market penetration and increasing price competition.

Initial estimates indicate that premium volume in life insurance grew by a strong 14% in France. Based on the figures for the first three quarters, health and accident insurance also recorded solid growth, whereas the increase in premium income in property-casualty business is likely to be only very moderate overall. As preliminary estimates suggest, the Spanish life insurance market grew by 8.2%, with non-life insurance expanding at a rate of 7.3%. Growth in health insurance was above average, at 9.4%. In Switzerland, non-life premium income expanded at an estimated 2.7%. The increase in single life insurance was significantly lower, at about 1.3%, whereas group life business (occupational retirement provision) showed an estimated decline of 8.4% compared with the previous year. Premium volume in Poland's life insurance market recorded very marked growth of 19.1% in the first three quarters, while the rise in non-life insurance was more modest at 4.1%.

The Japanese insurance industry profited from a further improvement in its domestic capital markets, which should be particularly beneficial to life insurers.

Premium again grew most strongly in the emerging markets, where above-average macroeconomic growth was recorded and the insurance sector was gradually expanded further, reflected in increasing market penetration. In China, for instance, premium volume in life business showed a rise of 14.5% and the increase in non-life amounted to 12.8%. Premium growth in the Indian market remained healthy as well, with non-life premium rising by 15.4% in the first three quarters of the fiscal year 2005/2006.

Legal parameters

The regulatory environment for German reinsurers is in a state of flux. Various European and global initiatives in the field of supervisory law have altered the parameters and will continue to provide for a restructuring of the regulatory landscape in future.

At the initiative of the EU Commission, work has been going on in Europe for some time under the rubric of "Solvency II" to restructure insurance supervisory law as a whole. One of the core ideas is to consider individual risk exposure as far as possible in future (risk-based approach). Internal company risk models will play an important part in this, provided they meet certain quality criteria. The EU Commission plans to submit a draft Solvency II directive by mid-2007.

The 2004 amendment to the German Insurance Control Act (VAG), which entered into force on 21 December 2004, changes the rules governing direct supervision of reinsurance companies. Its main component is the introduction of statutory solvency requirements. They stipulate that in future a specified minimum capitalisation will be obligatory for reinsurance companies as well. Munich Re already meets these statutory solvency requirements. We therefore do not need to avail ourselves of the transitional period granted by the law, which allows the requirements to be complied with gradually by 1 March 2007. Further information on solvency can be found on page 24.

As far as investments are concerned, it remains the case that reinsurers are merely subject to the general investment principles of security, profitability, liquidity, mix and spread.

Since December 2005, the new EU reinsurance directive has applied. This makes supervision more efficient by stipulating that the supervisory authority of the reinsurer's home country is responsible for all questions relating to financial supervision. For Munich Re's European branches, this will be the German Federal Financial Supervisory Authority (BaFin) and not, as previously, the supervisory authority in the country where the branch in question is located. The member states have to implement the EU reinsurance directive by the end of 2007 (or by the end of 2008 for certain rules).

Overview and key figures

In 2005, Munich Reinsurance Company recorded gross premiums totalling €19.2bn, €76m less than in 2004. Without the influence of exchange rates, which had the effect of raising premium income by €184m, premium would have declined by 1.3%.
While premium volume in life reinsurance went up by €67m, premium income in non-life decreased again by €143m, essentially due to our very selective underwriting policy geared consistently to profitability. Premium reduced especially in liability, motor and fire business, mainly due to the termination of large-volume business. Some 78% (76%) of our premium income came from business with non-German clients.
Our underwriting result before claims equalisation provisions showed a loss of €1,958m in 2005, whereas in the previous year we had recorded a profit of €622m. The result in the year under review was impacted by exceptional burdens. Firstly, we had to bear €1,097m in costs for assuming the discounted claims reserves for workers' compensation business of our US subsidiary American Re-Insurance Company, which had to be posted undiscounted under German accounting regulations. Secondly, we were hit by a series of unusually strong Atlantic hurricanes in the second half of the year. The loss expenditure for Hurricane Katrina was particularly high, accounting for a net burden of €1,541m before tax. The combined ratio, which reflects the relation of claims and costs to net premiums earned, was 117.0% (96.4%). Excluding claims burdens from natural catastrophes, it amounted to 97.3% (91.2%).
Claims equalisation provisions were reduced by €252m in the year under review, compared with an increase of €1,129m in the previous year. After withdrawals from the claims equalisation provisions, our underwriting result showed a loss of €1,706m (507m).

Major losses over €5m (net)

All figures in €m	**2005**	2004	2003	2002	2001
Major losses total	**3,092**	1,164	921	1,666	2,593
Thereof natural catastrophes	**2,492**	675	245	527	130

Our investment result totalled €2,555m (2,886m), of which €1,164m (999m) was incorporated in the underwriting result as interest on underwriting provisions in compliance with accounting regulations.
Realised capital gains had a positive impact on the investment result in the business year 2005. We cut back our investments in German financial stocks by selling shares in Allianz and Commerzbank and also through the HypoVereinsbank/UniCredit share exchange. We sold our stake in Karlsruher Lebensversicherung AG for strategic reasons, and also disposed of our indirectly held stake in MAN.
However, the capital gains we realised were not high enough for us to achieve an increase in our overall investment result compared with the previous year, the main reason being that we had to make write-downs totalling US$ 2.7bn (€2.2bn) in the business year for the reserve strengthening and subsequent capital increase at American Re-Insurance Company (see page 20).
Munich Reinsurance Company's return on investment (including deposits retained on assumed reinsurance) stood at 3.4% (4.0%) as at 31 December 2005.
The following table shows Munich Reinsurance Company's result over the last five business years:

All figures in €m	**2005**	2004	2003	2002	2001
Underwriting result	**–1,706**	–507	–1,747	–2,529	–2,520
Investment result without interest on underwriting provisions	**1,391**	1,887	2,614	5,754	3,111
Other result	**–278**	–505	–343	–253	–70
Taxes	**–399**	–98	–13	–366	–80
Profit/loss for the year	**–992**	777	511	2,606	441
Net retained profits	**712**	459	287	1,303	221

In the business year 2005, we posted a loss for the year of €992m. After a withdrawal of €1,702m from the revenue reserves, our net retained profits totalled €712m. This is earmarked for the payment of an increased dividend of €3.10 per share.
No events have occurred since the balance sheet date which require separate disclosure.

Classes of business

In life reinsurance, premium income slightly surpassed the previous year's level, even though a large life reinsurance treaty in Germany is being gradually reduced as planned. The bulk of premium derived from the maintenance of large-volume treaties covering mortality and morbidity risks in our core markets, i.e. Germany, the USA, the United Kingdom and Canada. In addition, the widespread and ongoing reduction of state benefits provided impulses for disability covers. The favourable development of the operating result reflects our rigorous profit-oriented strategy. For 2006, we expect premium income and result to remain stable, based on the continuing trend towards increased private provision and income protection and our strong position in key markets.
Health reinsurance showed a higher premium volume than in the previous year, which had been influenced by countervailing trends. Growth was due to a quota share agreement with our US subsidiary American Re-Insurance Company, which had been terminated as at 30 June 2004 but was renegotiated as at 1 January 2005. By contrast, our premium volume declined in the Netherlands, where we refrained, as planned, from renewing a multi-year treaty with a key account. A large-volume treaty in the UK also recorded a fall in premium income. We were not able to match the previous year's positive result. For 2006, we expect premium volume to fall owing to the lower intra-Group retrocessions of our subsidiary American Re-Insurance Company, but the result should improve.
In liability reinsurance, we recorded a distinct reduction in premium income, essentially because we terminated a large-volume treaty with a UK cedant. There was also a substantial shift in premium from liability reinsurance to accident reinsurance, as older treaties were reallocated to other classes of business. The result decreased again in comparison with the previous year, largely due to the premium shift. We are still in a phase of consolidation and stabilisation in this line of business and attach great importance in treaty design to transparent loss exposures, clearly defined scopes of cover and the avoidance of unlimited liability in motor third-party insurance. In the renewals at 1 January 2006, prices largely remained unchanged, but our selective underwriting policy is likely to lead to a further decrease in premium volume. Portfolio rehabilitation measures should bring about an improvement in the result.
Accident reinsurance showed strong premium growth, chiefly fuelled by the above shift in premium from liability. Our result in accident reinsurance was exceptionally negative. The main reason for this is the revaluation required by German commercial law in respect of the claims reserves for workers' compensation business taken over by the Company in 2005 from our subsidiary American Re-Insurance Company, where they had been discounted in accordance with US accounting rules.
German accounting law provides for claims reserves to be recognised at the future settlement value. This revaluation had a negative impact of €1,097m in the technical income statement. For the current business year, we expect premium income to be lower than last year, but the result should return to the profit zone.
Our premium income in motor reinsurance was appreciably lower than in the previous year, although we raised prices in some markets. In the final analysis, however, the price increases did not make up for the losses in premium attributable to the termination of large-volume quota share treaties. Nevertheless, the result improved considerably compared with the previous year and was even slightly positive. In the light of developments, we again strengthened the reserves for French motor third-party treaties written many years ago, albeit to a lesser extent than in 2004. For the current year, we anticipate that premium income will be marginally down, but we again aim to achieve a positive result.
In marine reinsurance, premium growth was significant, above all because of increases in prices for offshore energy insurance following the high hurricane losses. Since the losses from major natural catastrophes were very high, the result fell deep into the red. In 2006, premium volume is likely to reach the previous year's level. If the exceptional claims burdens do not repeat themselves, the result is likely to be back in the profit zone.
In aviation reinsurance, premium income declined, mainly due to the lower number of satellite launches insured and our withdrawal from individual aviation treaties with un-

attractive prices. As in the previous year, the underwriting result was again very satisfactory. The trend towards further reductions in rates remains unbroken, due to the relatively low market loss expenditure of the past two years compared with the long-term average. Nevertheless, prices are still at a risk-adequate level. For 2006, we anticipate a lower premium volume. If claims incidence is average, we are likely to achieve a positive result.
Fire reinsurance experienced a further decline in premium volume. In this segment, we terminated a large reinsurance treaty as scheduled and also consistently withdrew from treaties that did not meet our return requirements. Business experience was badly affected by the exceptional Atlantic cyclones. Hurricanes Katrina, Rita and Wilma resulted in unprecedentedly high natural catastrophe losses for the insurance industry. Particularly Hurricane Katrina hit us hard, although we were able to considerably reduce our claims burdens through retrocession. Nevertheless, our sound and profitable basic business did not compensate for these tremendous losses, so that the result of this class of business was clearly negative. In the latest renewals of reinsurance treaties, we adhered to our selective, profit-oriented underwriting strategy. We continue to be prepared to sacrifice premium volume if we cannot achieve risk-adequate conditions. For the current year, we therefore estimate that premium income will be lower than in the previous year. Provided there are no exceptional natural catastrophes or other major loss events, we expect a favourable result.
In engineering reinsurance (machinery, EAR, CAR, EEI, etc.), premium income showed a rise. Business performance was severely impacted by major loss events, above all the hurricane losses in the USA. Thanks to our good basic business, however, we achieved a very positive result. We assume that we will be able to maintain this high level in the current year, even though premium income is likely to decrease.
Under the heading of "other classes of business", we subsume the remaining classes of property reinsurance (burglary, glass, hail, water damage, contingency, windstorm, livestock and householders' and homeowners' comprehensive reinsurance) as well as credit and fidelity guarantee reinsurance.
Overall premium volume in these classes was somewhat higher. Although the combined result was below that of the previous year, it was still very satisfactory and benefited in the property reinsurance classes from an extremely low incidence of major losses in the year under review. Owing to a marginal decline in the number of insolvencies in our core markets, the result we recorded in credit reinsurance was positive, despite one significant major loss. In 2006, premium volume should be on a par with last year and the result should also attain a very good level.

	Gross premiums written		Underwriting result	
All figures in €m	**2005**	2004	**2005**	2004
Life	**5,747**	5,680	**203**	164
Health	**1,199**	1,148	**–22**	6
Accident	**861**	758	**–1,093**	–44
Liability	**1,782**	1,985	**–477**	–345
Motor	**2,297**	2,443	**–2**	–154
Marine	**833**	702	**–150**	–10
Aviation	**773**	857	**89**	107
Fire	**2,973**	3,054	**–863**	484
Engineering	**1,176**	1,104	**276**	129
Other	**1,526**	1,512	**81**	285
Non-life combined	**13,420**	13,563	**–2,161**	458
Total	**19,167**	**19,243**	**–1,958**	**622**

Claims equalisation provision and similar provisions

The claims equalisation provision and similar provisions, whose calculation and recognition are largely governed by law, can substantially influence the underwriting result shown.
These provisions are underwriting reserves that serve to mitigate fluctuations in claims experience of future years and are established primarily for individual classes of property-casualty business.
The item embraces the claims equalisation provision itself, the provision for natural hazards, and reserves for major risks in the form of provisions for nuclear facilities, pharmaceutical product liability and terrorism risks.
Given the high claims expenditure, withdrawals were made above all for fire reinsurance, totalling €661m net. This amount comprises a withdrawal of €1,070m from the provision for natural hazards for losses from Hurricane Katrina and, on the other hand, an allocation of €393m to the claims equalisation provision itself, mainly due to the positive claims experience in fire reinsurance apart from the natural catastrophe losses. In addition, €14m was allo-

cated in fire reinsurance to the provision for terrorism risks and €2m to the provision for nuclear facilities. In liability, motor and marine reinsurance, a total of €184m was withdrawn, owing to the negative results. By contrast, substantial allocations were made in the following cases, owing to good results: €233m for "other classes of business" (thereof €115m for credit reinsurance), €192m for the engineering classes of business, and €165m for aviation reinsurance. See table (9) in the notes to the financial statements on page 51.

Investments

The vast majority of Munich Re's assets are managed by MEAG MUNICH ERGO AssetManagement GmbH, a wholly owned subsidiary of Munich Reinsurance Company and ERGO. By concentrating our asset management within the Group in the business year 1999, we created the basis for optimising the Group's investment result.

Investment principles

We attach great importance to the security, liquidity and diversification of the investments we make. We reduce currency risks by matching our expected liabilities with assets in correlated currencies. In addition, we always keep sufficiently liquid funds available in order to meet our payment obligations at all times. We also take care that the maturities of our investments are geared to the patterns of our liabilities. Details on our asset-liability management are provided in our financial situation report on page 22, and the methods we use for limiting the various investment risks are described in detail in our risk report (page 28 ff.). Our investment strategy also takes account of sustainability criteria, our goal being to ensure that 85% of our equities and corporate bonds are included in recognised sustainability indices. We have already surpassed this target. In the case of government bonds, we have achieved a gratifying rate of around 99% compliance in terms of the indices in question.

Development and structure of investments

The carrying amount of Munich Reinsurance Company's investments (excluding deposits retained on assumed reinsurance) rose by 3.8% to €48.4bn (46.7bn) in the business year 2005.

Investment mix

All figures in €m	**31.12.2005**	31.12.2004	31.12.2003	31.12.2002	31.12.2001
Land, land rights and buildings, including buildings on third-party land	**1,005**	1,037	1,049	1,068	964
Investments in affiliated companies and participating interests	**12,054**	13,015	13,613	14,962	9,836
Loans to affiliated companies and participating interests	**211**	1,236	1,325	1,475	917
Shares, investment certificates and other non-fixed-interest securities	**15,385**	12,927	12,920	9,572	12,095
Bearer bonds and other fixed-interest securities	**19,266**	17,937	16,189	7,699	6,055
Other investments	**522**	502	370	465	309
Total	**48,443**	**46,654**	**45,466**	**35,241**	**30,176**

The following items involved significant changes compared with the previous year.

Investments in affiliated companies and participating interests

We accepted the exchange offer by UniCredito Italiano S.p.A. (five UniCredit shares for every HypoVereinsbank share) in the fourth quarter of 2005 and exchanged the 7.1% stake in HypoVereinsbank directly held by Munich Reinsurance Company into UniCredit shares. HypoVereinsbank was an associate of Munich Reinsurance Company. Since we do not exercise a significant influence on UniCredit, our stake in the latter is shown in the item "shares, investment certificates and other non-fixed-interest securities". As a result of the exchange transaction, Munich Reinsurance Company realised a capital gain of €337m; as at 31 December 2005, we had recognised the HypoVereinsbank shares at market value. After conclusion of the exchange, we sold UniCredit stock with a carrying amount of €341m, so that as at 31 December 2005 our stake in UniCredit was 2.3%

(Munich Re Group: 4.8%). Through its participation in the newly formed major European bank and the subsequent partial sale, Munich Reinsurance Company has further reduced its investment in the banking sector and has diversified internationally.
We sold Karlsruher Lebensversicherung AG in the business year 2005 for strategic reasons. Beyond this, we sold the stock we had held indirectly in MAN AG.
In the third quarter 2005, we strengthened the capital base of our 100% subsidiary Munich American Holding Corporation. Munich Reinsurance Company had to make a write-down of €895m for this capital injection. Munich American Holding Corporation, a 100% subsidiary of Munich Reinsurance Company, acts as Munich Re's US holding company. It owns 100% of the shares of American Re Corporation which, in turn, owns 100% of American Re-Insurance Company's shares.

Loans to affiliated companies and participating interests

The reduction of the carrying amounts is largely attributable to the capital strengthening at our US subsidiary. In connection with this measure, we wrote off a loan and a credit line that had been granted by Munich Reinsurance Company totalling €1.3bn.

Shares, investment certificates and other non-fixed-interest securities

We significantly increased the valuation reserves of our equities, owing to the good performance of the stock markets. The carrying amounts rose substantially, partly because we reinvested realised gains in shares and partly because the UniCredit stock we acquired as part of the exchange transaction was allocated to the above item. The carrying amount of our special funds was €1.1bn higher than in the previous year, largely due to exchange gains.
As part of our diversification and streamlining strategy, we continued to scale back our investments in German financial stocks in the business year 2005 (e.g. Allianz and Commerzbank shares).

Bearer bonds and other fixed-interest securities

The share of fixed-interest securities in our portfolio grew by 1.3% compared with the previous year, mainly because we invested the regular cash flow chiefly in fixed-interest securities.
In the year under review, we slightly increased the duration, i.e. average capital commitment, of our bond portfolios. As at the balance sheet date, the duration was 5.7 (5.2) years. Owing to falling interest rates over the course of the year, the valuation reserves of our fixed-interest securities developed positively.

Valuation reserves

The difference between the carrying amount and fair value of the investments recognised at amortised cost developed very favourably overall.

Valuation reserves

All figures in €m	31.12.2005	31.12.2004	31.12.2003	31.12.2002	31.12.2001
Real estate	**1,509**	1,655	1,808	1,559	1,600
Equity investments	**7,683**	4,565	4,929	7,235	35,146
Fixed-interest securities	**844**	583	283	315	176
Total	**10,036**	**6,803**	**7,020**	**9,109**	**36,922**

Altogether, there were no negative valuation reserves on investments as at 31 December 2005. Reference is made to page 47 for the determination of the fair values.

Result

Prices on the European stock markets surpassed their upward trend of 2004, the EURO STOXX 50 rising by 21.3% and the DAX by 27.1% in the course of the year. The Japanese Nikkei registered an even more pronounced increase of 40.2% in the same period. The German bond markets for ten-year government bonds closed with a yield of 3.31%, whilst the yield on US government bonds stood at 4.39% at the end of the year.

Investment result

All figures in €m	2005	2004	2003	2002	2001
Regular income	**2,873**	2,616	6,285	3,063	3,415
Write-ups/write-downs	**–1,948**	–555	–207	–4,761	–339
Net realised capital gains	**1,846**	950	1,114	8,730	1,115
Other income/expenditure	**–216**	–125	–3,596	–165	34
Total	**2,555**	**2,886**	**3,596**	**6,867**	**4,225**

Our income from investments developed very satisfactorily, climbing by €1.3bn to €5.3bn compared with the previous year. This change was essentially due to the increase of €843m in capital gains and the rise of €341m in income from deposits retained on assumed reinsurance.
Investment expenses climbed from €1.1bn to €2.7bn year on year, mainly because of write-downs for impairments in value. In connection with the reserve strengthening at American Re-Insurance Company for underwriting years 1997 to mid-2002, we increased the capital base of Munich American Holding Corporation by US$1,108m (€895m) from available resources, and subsequently made a write-down for this capital injection (see page 19f., Investments in affiliated companies and participating interests). In addition, we waived a credit line of €182m and a loan granted to Munich Re American Holding Company plus interest accrued up to 30 September 2005, totalling €1,113m (see page 20, Loans to affiliated companies and participating interests).
The previous year's figures contain €624m in write-downs for our HypoVereinsbank shares to their market value at 31 December 2004.
The investment result is €331m lower than in the previous year, as the increase in realised capital gains was insufficient to compensate for the special write-downs in the year under review.

Investment result by type of investment

All figures in €m	2005	2004	2003	2002	2001
Real estate	**48**	73	79	86	97
Investments in affiliated companies and associates	**–104**	–632	307	5,004	645
Loans to affiliated companies and participating interests	**–1,234**	87	63	68	17
Shares, investment certificates and other non-fixed-interest securities	**1,570**	1,504	1,691	251	2,093
Bearer bonds and other fixed-interest securities	**930**	845	542	434	296
Other investments	**1,345**	1,009	914	1,024	1,077
Total	**2,555**	**2,886**	**3,596**	**6,867**	**4,225**

Financial situation

Investments on the assets side of the balance sheet mainly serve to cover underwriting provisions (76.8% of the balance sheet total). Equity (12.6% of the balance sheet total) and subordinated loans classified as strategic debt (3.7% of the balance sheet total) are the most important funds.

As distinct from liabilities involving loans and securities issued, we cannot foresee with certainty how high our liabilities from reinsurance underwriting business will be and when they will occur. The payout pattern of the underwriting provisions varies from one line of business to another. In property insurance, for instance, a major portion of the reserves is generally paid out after one year, whereas in life insurance substantial amounts are still due decades after the contracts were concluded. The currency distribution of our provisions reflects the global orientation of our business. Besides the euro, our main currencies are the US dollar and pound sterling.

We ensure that our business is sufficiently capitalised at all times by monitoring the situation on an ongoing basis and taking suitable measures.

To optimise our capital position and reduce capital costs, we have not only employed internal forms of financing in previous years but have also used strategic debt, in the form of subordinated loans and exchangeable bonds. A detailed analysis of the structure of our outside capital is provided in the section "Strategic debt".

In the year under review, the Company reduced outside capital by €1.2bn, mainly through redeeming our bonds exchangeable into Allianz AG shares.

Since we are an international reinsurance group, some of our funds are subject to restraints on disposal. For example, the supervisory authorities in some countries require foreign reinsurers to establish premium and reserve deposits with the primary insurer. As at the balance sheet date, investments totalling €6.5bn were subject to restraints on disposal.

Asset-liability management

The structure of our underwriting provisions and other liabilities is the basis for the Munich Re's investment strategy. The main focus of this strategy is asset-liability management (ALM), which is geared to ensuring that economic factors influence the value of our investments and the value of the underwriting reserves and liabilities in the same way. This stabilises our position with regard to capital market fluctuations and helps ensure sufficient coverage of our business with own funds. In ALM, we reflect important features of the liabilities (such as maturity patterns, currency structures and inflation sensitivities) on the assets side of the balance sheet. If, for instance, there is a strong rise in inflation, our nominal outflows as a result of claims payments increase significantly. This applies in particular to lines of business with long payout patterns, e.g. liability, as multi-period inflation rates accumulate here. To an increasing extent we are endeavouring in our asset-liability management to structure our investment portfolio in such a way that inflows from investments increase in line with rising inflation rates.

To configure our asset-liability management as effectively as possible, we also use derivative financial instruments, which are described on page 47 of the notes to the financial statements.

Equity

In the year under review, our equity decreased by €1,449m or 12.2% to €10,417m.

This reduction was due to the following:

- In 2005, we recorded a loss for the year of €992m. This negative result is largely attributable to our US subsidiary American Re-Insurance Company, which in the year under review had to increase its reserves for the underwriting years 1997 to mid-2002 by US$ 1.4bn. In this connection, Munich Reinsurance Company strengthened Munich American Holding Company's capital base from available resources by US$ 1.1bn (€895m), which was passed on to American Re-Insurance Company to strengthen its equity capital. Munich Reinsurance Company had to make a write-down for this capital injection. In addition, a credit line of €182m and a loan granted to Munich Re American Holding Company were waived, along with the interest accrued up to 30 September 2005, totalling €1,113m.
- Furthermore, American Re-Insurance Company transferred to Munich Reinsurance Company the run-off of the claims reserves (now adjusted for legacy losses), with a volume of €5.5bn. These reserves largely involve asbestos-related claims and losses in workers' compensation insurance, which under US accounting rules were discounted. German accounting law, however, provides for claims reserves to be recognised at the future settlement value. This revaluation gives rise to a one-off

impact of €899m on Munich Reinsurance Company's result. To secure these underwriting obligations, we set up deposits of €4.7bn, with an agreed interest rate of 3.94% p.a. In addition, there was a further revaluation effect of €198m from a retrocession quota share treaty with American Re-Insurance Company, which also included workers' compensation business.

- This remediation in connection with American Re-Insurance Company totalling €3,287m enabled a line to be drawn under the issue of reserve strengthening for past losses. For Munich Reinsurance Company, too, the measures were geared to freeing the investment in our US subsidiary from legacy problems and making it value-producing.
- If the result for the year is adjusted to eliminate this exceptional burden, the outcome is a profit for the year of €2,295m – proof of the quality of Munich Re's business. This is also reflected in the record result of the Munich Re Group totalling €2.7bn. To enable Munich Re's shareholders to participate in this success, the dividend is to be raised from €2 per share for the previous year to €3.10 per share for the year under review. This means that the overall amount to be distributed will increase to €707m.
The dividend distribution and the negative annual result reduce the uncommitted revenue reserves, and consequently equity from €11,866m to €10,417m.
- Valuation reserves increased from €6.8bn to €10bn in the year under review. The upward trend on the stock markets resulted in growth of €3.1bn in the hidden reserves of our equity investments alone in the year under review. Further information on the valuation reserves can be found on page 20.

Equity and valuation reserves

All figures in €bn	**31.12.2005**	31.12.2004	31.12.2003	31.12.2002	31.12.2001
Equity	**10,417**	11,866	11,375	7,115	4,449
Valuation reserves	**10,036**	6,803	7,020	9,109	36,922

Strategic debt

We define as strategic debt all borrowing with the character of outside financing that does not have a direct link with our operative business. It supplements our equity and is essentially designed to reduce the cost of capital and ensure that we have sufficient liquidity at all times. The following table shows the status of such items as at 31 December 2005:

All figures in €m	**31.12.2005**	Prev. year
Subordinated loans from Munich Re Finance B.V., Amsterdam	**3,051**	3,038
Exchangeable bonds of Munich Reinsurance Company, Munich	-	1,239
Total	**3,051**	**4,277**

In 2003, the Munich Re Group strengthened its capitalisation with the subordinated bonds issued by Munich Re Finance B.V. They were placed in two tranches with nominal values of €3,000m and £300m each and will mature in 2023 (euro tranche) and 2028 (pound sterling tranche). The first possible redemption dates are 21 June 2013 (euro tranche) and 21 June 2018 (pound sterling tranche). A large portion of these subordinated bonds issued and guaranteed by Munich Re Finance B.V. was transferred to Munich Reinsurance Company as a subordinated loan.

We issued the exchangeable bond in order to manage the underlying shareholding. In the second quarter of the business year ended, we redeemed the Munich Reinsurance Company bond exchangeable into Allianz AG shares with the very strong cash flow from our operating activities.
The strategic debt was incurred to finance our operating activities in the long term. There are currently no plans to expand our financing with outside funds.
We show the interest expenses for strategic debt separately in the income statement under "other expenses".

Solvency

Solvency in the case of insurance companies is generally understood to be the ability of an insurer to always meet the obligations assumed under its contracts. In concrete terms, this means an insurance company must fulfil specific minimum capital requirements. The minimum equity required for the volume of business (required solvency margin) is compared with the eligible equity actually available (actual solvency margin) on the basis of the financial statements. In determining the eligible capital elements, the equity is adjusted; specifically, it is increased by portions of the subordinated liabilities and reduced by intangible assets, participations in banks, financial services institutions and financial services companies. Despite the loss for the year, Munich Reinsurance Company's capital easily meets the statutory minimum requirement of 100%.

Analysis of the cash flow

Munich Re's cash flow is strongly influenced by the special features of our underwriting business. We first collect the premiums for the risks assumed and do not make payments until later in the event of loss. The timing of payments, which depends on such factors as the type of business written and the loss event in question, can vary greatly. The cash flow statements of insurance companies are therefore of limited relevance.

Compared with the previous year, cash inflows from underwriting business decreased. This development is partly due to our strategy of gearing our business to sustained profitability. The cash flow in yen was affected by high claims payments for Typhoons Songda and Tokage, which occurred in 2004. For Hurricane Katrina, we expect a significant part of the claims payments to be made in the business year 2006, owing to the complex claims situation and the only gradually ascertainable extent of the flood losses – especially business interruption and damage to buildings.

The cash flows from investing activities are determined by the outflows for the acquisition of investments and inflows from investment sales and maturities. In 2005, we undertook some extensive restructurings, in particular further cutting back our investment in the financial services sector (reduction of our stakes in Allianz and UniCredit and sale of Karlsruher Lebensversicherung AG).

The cash outflows for financing activities mainly stem from the redemption of the bonds exchangeable into Allianz shares, the dividend payment for 2004, and interest payments for the subordinated bonds.

Overall, in the year under review cash – which includes cash with banks, cheques and cash in hand – showed an increase of €87m to €604m.

Other success factors

Instrumental in securing the Munich Re Group's sustained economic success are not only the high quality of our business operations but also a number of factors that cannot be measured by financial performance alone. These include:
- Open dialogue with our clients
- Our firm commitment to new, needs-oriented products and services
- Our corporate responsibility towards employees, society and the environment
- Efficient business processes for managing our Group and identifying or avoiding risks

Clients and client relationships

As a professional reinsurer, Munich Reinsurance Company works together with some 5,000 corporate clients from around 160 countries. These include captives as well as traditional insurers.
As reinsurers, we aspire to be the preferred partner in risk for our clients. Our operative business consequently provides companies wishing to cede insurance risks with the full range of underwriting products. Besides this, our clients can benefit from our strengths that go beyond actual risk protection: our financial strength, our knowledge, our solution-oriented approach, and the treatment of our clients as partners. We also share our know-how with our cedants.
In 2005, for instance, we again organised a large number of seminars on fundamental topics in all lines of insurance. We also stage numerous specialist events at our clients every year – forums, symposiums and seminars – dealing with current developments in the individual markets and ensuring a continual transfer of knowledge.
Our two scholarship programmes, which offer high-quality advanced training for our clients' prospective managers, have enabled us over the years to strengthen the partnerships we enjoy with our cedants.
Via our internet client portal, connect.munichre, we provide our cedants with round-the-clock assistance: useful knowledge, services, analysis and quotation tools from the property-casualty and the life and health segments. This both supports primary insurers in their daily business and presents a direct and secure interface to Munich Re. With its interactive facilities, connect.munichre supplements and optimises Munich Re's range of services and rounds off personal client relationships. The portal is already used by over 200 insurers worldwide.
Last but not least, our cedants worldwide benefit from our local presence. Branches and subsidiaries around the world ensure that our clients can always find us where and when they need us. We thus combine international know-how with in-depth knowledge of local conditions, to offer our clients individual solutions in every case and continue to be their preferred partner in risk.

Research and development

As outlined in the general parameters section, the reinsurance market is subject to a wide variety of influences. Munich Re concerns itself with these factors at an early stage so as to help shape them wherever possible and to adapt its products and services to the new circumstances or devise innovative solutions.
Our 23 centres of competence play a special role here: they are active in many different fields, and the significance of their work sometimes goes far beyond the immediate world of insurance. Not only do they create the basis for identifying new risks; they also help control them by making them insurable. Geo Risks Research, for example, supports our underwriting of natural hazard risks and is a much sought-after partner for our clients as well as for scientists and politicians. The Centre of Competence for Biosciences focuses on genetic engineering and explores the opportunities and risks of this key technology for the insurance industry. Other centres of competence deal with topics like the assumption of old loss portfolios ("customised portfolio solutions"), IT risks and jewellers' block – a line of insurance covering all the risks of jewellery business and diamond trade – and also workers' compensation.
Last but not least, Knowledge Management provides the methodological and institutional foundations for the constant updating and exchange of knowledge within the Munich Re Group. In over 50 operative topic networks, staff from 20 countries work with our most important natural resource for a successful future: our knowledge, of which ever greater demands are being made in a rapidly changing environment. Our experts expand our know-how, package it, and act as contacts for colleagues and clients alike.

In 2004, we set up six cross-divisional innovation teams in underwriting, i.e. interdisciplinary groups made up of highly qualified experts who work in close contact with the underwriting units to identify and tap new business opportunities. We combine resources in this way in order to come up with intelligent solutions, which we are convinced are the key to a profitable future. Collaborating with the staff responsible in the divisions, our innovation teams develop new products, services and distribution channels. Our cedants benefit from their solutions in many areas, be it in the individual design of policies, in claims management, or in analysing and optimising a client's portfolio structure. Thus, for example, solutions have been devised for motor own damage cover for a leasing fleet that redefine the interaction of brokers, primary insurers and reinsurers.

Staff

Our staff provide the basis for our success with their competence, motivation and commitment. They embody the qualities with which Munich Re turns risk into value. That is why we invest consistently in further developing their skills.

Facts and figures

In 2005, an average of 3,433 (3,265) staff were employed with the Company, representing an increase of 5.1%.

Initial and further training

Initial and further training rank among our strategic tasks, not least for reasons of risk management in the human resources sector. Our staff must be highly qualified and motivated to ensure the continued success of our operations. Their knowledge edge is critical to designing solutions for new market developments at an early stage and to meeting the growing requirements of our business. We ensure the necessary qualifications and skills through systematic personnel measures that take into account individual abilities and future requirements. Hence, we consistently offer a large number of internal seminars for personal and specialist training.
We are also firmly committed to giving young people sound professional training and good career perspectives: in 2005, an average of 40 (39) trainees were employed at the Company.

International promotion of talent

Since 1997, Munich Re Munich has been systematically identifying and preparing staff for future management tasks with its scheme for assessing and developing staff potential. We have now extended this system to the international reinsurance group. Highly talented and qualified staff are selected and groomed for management functions in Munich and for leading functions at business units abroad. As a result, we create career prospects for our staff internationally, throughout the reinsurance group. In 2005, candidates were nominated for the scheme from Asia, Australia, South Africa, North America, the United Kingdom and Germany.

Environment

Munich Re's business is inextricably linked with ecological aspects, even if as a service provider we place comparatively little burden on the environment ourselves. We are directly affected by environmental impacts, such as the growing number and intensity of weather-related natural catastrophes. A particular focus of our commitment is therefore climate protection: for many years Munich Re has been contributing its specialist knowledge to numerous organisations and associations concerned with global climate change, especially UNEP FI, the Finance Initiative of the United Nations Environment Programme, which promotes understanding of climate change in the financial sector.
In addition to this, in April 2005 Munich Re became a founder-member of the Munich Climate Insurance Initiative for insurance solutions intended to benefit people in developing countries. In the Climate Group, we work for the reduction of greenhouse gases from the 20 economies with the highest emission levels and the 500 largest firms.

Social commitment

Munich Re accepts its responsibility towards society and supports various social and cultural projects – for knowledge obligates. That is the conviction that led to our setting up the Munich Re Foundation, whose operations were publicly launched in April 2005, with a capital of €50m. Under the motto "From Knowledge to Action", the Munich Re Foundation has set itself the aim of helping people in

risk situations and improving their situation – especially in countries where the people are too poor to make use of financial services like insurance. The Foundation not only provides direct support but also devotes itself to promoting knowledge, heightening awareness and networking, which facilitates self-help. In its work, the Munich Re Foundation can build on the highly developed risk knowledge of its benefactor.

IT processes

IT security

Munich Re ensures the security of all its data, computers and networks through a system of complementary functions and processes.
The Chief Information Security Officer sees to it that there is an active exchange of information between the primary insurance and reinsurance groups on information security issues. In DISK (the Munich Re data protection and information security group), all the parties responsible meet regularly to discuss project results and risk evaluations, compare notes, utilise synergy effects and launch ideas for Group-wide projects.
Beyond this, IT security in primary insurance and reinsurance is organised in separate, but individually effective structures.
At the top of our security pyramid in the reinsurance group is the IS Office, which defines uniform global standards and guidelines applied by all the companies. It is also responsible for information-security crisis management and for quality assurance in the enforcement of the relevant directives. In addition, it instructs our Security Centre of Competence in Toronto, whose functions include testing the IT infrastructure of the reinsurance group and central IT applications for weaknesses and possible security risks. We attach great importance to the security training of all staff.
Regular external audits have confirmed that Munich Re's information security is at a high level. Nevertheless, given that we see security as a process rather than a state, we are constantly refining our strategies and standards. In doing so, we are concentrating especially on reducing those risks which are related to the "human factor" in the broadest sense.

Gloria

Our reinsurance platform Global Reinsurance Application (Gloria) will provide the reinsurance group with a consistent data basis and an integrated system for all business-relevant core processes. Building on various SAP modules, we are thereby harmonising the business processes in our reinsurance, not only enhancing the quality and efficiency of individual process steps – such as underwriting, claims and accounting – but also improving the analysis, management and administration of our reinsurance business as a whole. The harmonisation of all core business processes will also serve our global risk management, which will have extensive data available even more quickly.
The project is very complex, and the risks are considerably higher than they would be if we were implementing proven standard products. We have therefore incorporated additional test cycles, especially for the accounts closing process, and put back the roll-out originally planned for 2005 to 2006. This will begin with Munich Re Munich and its branches and will be extended to the subsidiaries in the following years, starting with American Re-Insurance Company.

Risk report

Recent years have shown that Munich Re's risk landscape can change quickly and without warning, owing to a wide range of events and influences. We are constantly refining the tools with which we monitor and manage risks, so that in our view they have now reached a high degree of sophistication. Whilst we are in a position to adequately assess risk situations, the growing complexity and dynamism of the environment in which we operate means that there are natural limits. There cannot – and never will be – absolute security when it comes to identifying risks at an early stage, measuring them sufficiently, or correctly estimating their real hazard potential. This was clearly shown last year by the unexpectedly high losses we incurred from Hurricane Katrina.

The risk report is based on German Accounting Standard DRS 5–20. In accordance with IFRS 4, Insurance Contracts, it is supplemented by "Disclosures on the uncertainties of future cash flows from insurance contracts".

Functions, organisation and important tools

We adopt a holistic risk management approach. The main objective of this is to analyse and control the interdependencies between risks on the asset and liability sides, and between strategic and operational risks.

By separating accountability and monitoring, we ensure the effective management of our risks. The functions and responsibilities of all participants – be they members of the Board of Management, executives, decentralised and central risk controllers and risk managers – are clearly defined.

The Board of Management is responsible for the cross-divisional planning, steering and controlling of the risk landscape as a whole. It has to be consulted regarding measures that may appreciably alter the composition of the risk capital and also where there are cross-divisional concentrations or loss scenarios, significant operational risks and operational measures or risks that may have a negative impact on Munich Re's reputation. The tasks that are the preserve of the Board of Management and its committees include the following:

- Defining an investment portfolio which synchronises as closely as possible with fluctuations in the value of underwriting provisions and liabilities and on the basis of which investment opportunities and risks can be specifically identified
- Determining Munich Re's risk capital
- Deciding on optimisations of the net underwriting portfolio
- Selecting suitable measures to reduce accumulations across the balance sheet where required
- Ensuring that supervisory requirements for risk management are met

In the Munich Re Group, Integrated Risk Management, headed by the Chief Risk Officer, is centrally responsible for preparing these Board decisions and for identifying, assessing, controlling, monitoring and communicating risks on the asset and liability sides. At the beginning of 2006, Central Risk Controlling and important functions (such as asset-liability management, the control of risk accumulations across the balance sheet and capital modelling) were integrated into this unit. We manage the business portfolio by assigning return expectations, derived from the size of the risks assumed, to individual business activities. Our internal risk model, which also includes our subsidiaries, plays a central role here. We use it to analyse how certain risk scenarios affect the results of the segments life and health, property-casualty and the investments of the reinsurance group. We determine our economic capital on the basis of the internal risk model data so that we are able to absorb two successive annual losses of a size only to be expected every 100 years. In the next step, the capital so determined is allocated proportionately to the individual divisional units on a proportional basis in line with the volatility of their business activities. In this way, we provide incentives to manage risks efficiently. Mismatched risks between assets and liabilities, for example, are significantly diminished by means of appropriate investment and hedging strategies, thus reducing the risk capital required while improving capital productivity.

The staff of Central Risk Controlling inform the Board of Management about the current risk situation and check measures relating to risk policy, proposing new ones where necessary. Central risk management/controlling sets standards and develops methods and tools as a basis for consistent risk management. The decentralised risk controllers in the units adapt these to the current situation when necessary.

In day-to-day business, our executives are responsible for systematically handling individual risks. They identify, analyse, monitor and manage the risks on an ongoing basis with support from the decentralised risk controllers.

The basis for handling risks is determined by management requirements and decisions on risk tolerance, which are defined by the risk strategy and risk policy, and geared to capitalisation as well as liquidity. Before we assume underwriting liabilities, for instance, we examine what claims burdens can be borne or are still tolerable in the event of catastrophes. We also use simulations of pre-defined catastrophe scenarios to ensure that extremely improbable events are also considered.
Munich Re complies both with the German Law on Corporate Control and Transparency (KonTraG) and with local regulations on risk management in the different countries in which it operates. Our risk early-warning system is regularly examined independently, both by Internal Auditing and by the external auditor as part of the annual audit.

Main underwriting risks

One of the risks relevant for insurance business is the risk of change, meaning how changes in risk parameters and unforeseen factors may result in unexpectedly large claims. Often the risk of change coincides with the risk of random fluctuations, making it more difficult to identify and quantify the risk potential. For instance, the exceptional hurricane seasons in 2004 and 2005, with greater storm frequencies and intensities, led to record losses in Florida and the Gulf of Mexico. With a market loss estimated at US$ 45bn, Hurricane Katrina caused the largest insured loss in insurance history. Such increased exposures, which are attributable to the natural climate cycle on the one hand and anthropogenic climate change on the other, look set to continue in the next few years. At the same time, we are witnessing an increasing regional concentration of insured values, especially in highly exposed flood-prone regions. Extensive know-how, well-maintained data resources and underwriting based on this information are imperative for determining risk-adequate prices and conditions in these circumstances. Prior to the hurricanes of the last two years, we had essentially observed the weather phenomena correctly, foreseeing the risks from windstorms, and had largely taken them into account in our models. What we underestimated, however, was the extent of the storm surges that could occur with the cyclones, as well as the price increases resulting from shortages of loss inspectors and adjusters, craftsmen and building materials after severe natural catastrophes. Particularly the latter effect was exacerbated by the subsequent Hurricanes Rita and Wilma, which inflated the costs for Katrina. Therefore, the losses from Hurricane Katrina were significantly higher than we would have expected on the basis of our models for a hurricane of comparable strength. From such experience, current geoscientific research, far-reaching proprietary loss analyses and models, and benchmarking of our models against external calculations, our Geo Risks Research Unit obtains the necessary findings used in underwriting.
The interaction of risks of change and risk concentrations may lead to considerable loss potential. This not only involves regional concentrations but can also occur within a class of business or across several classes (owing to events like natural catastrophes, pandemics or terrorist attacks).
In addition, scientific and technological innovations such as new products or production methods result in industry risk concentrations. New pharmaceutical products, for example, can give rise to very large losses in connection with pharmaceutical product liability and professional indemnity, and possibly also as a result of exposures from other lines of insurance, thus resulting in very large losses. This concentration effect is intensified by socio-political trends like increased litigiousness.
Large losses in industry may also impact our investment portfolio if the firms affected suffer a fall in the prices of their shares or bonds. We consistently control the relevant accumulation risks across the balance sheet as far as possible, so that the resulting residual risk remains within the risk tolerance limits defined by management. The close link between knowledge management and risk management at Munich Re is an advantage in this respect, as is the analysis of historic major losses. These provide valuable pointers for identifying the respective risk drivers and incorporating them as parameters to be monitored in future in a suitable early-warning system.
The potential effects of the risk of change influence both our premium calculations and our reserves. Through selective underwriting, close collaboration with clients in claims handling and various methods for calculating appropriate claims reserves, we endeavour to minimise balance sheet risks emanating from expenses that can often drastically increase many years after the losses occur.

The notes to the financial statements include details of the methods we use to calculate adequate claims reserves and an analysis of the factors influencing the underwriting provisions in property-casualty insurance, such as estimating claims expenditure. ↗

Our combined ratios, which in addition to other key indicators are important for us in monitoring the premium/claims risk in non-life reinsurance (see page 51), developed as follows over the last ten years:

Combined ratios (in %)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Including natural catastrophes	117.0***	96.4	93.8	108.3**	127.4*	115.7	120.6	101.9	98.8	97.8
Excluding natural catastrophes	97.3***	91.2	92.1	104.8**	126.1*	111.7	107.2	98.9	97.9	97.7

*Thereof World Trade Center: 15.9%.
**Thereof World Trade Center: 3.5%.
***Thereof effect from the assumption of American Re's discounted claims reserves: 8.7%.

In life reinsurance the biometric risk, the lapse risk and the interest guarantee risk are especially relevant. The calculation of underwriting provisions is based on "biometric" actuarial assumptions, i.e. on assumptions with regard to mortality and disablement, which also take account of future trends. We calculate the biometric risk mainly on the basis of tables relating to mortality and claims development, published by national actuarial associations. These tables are modified in accordance with the termination rates observed in the reinsured portfolios. Lapse risks can be reduced by means of suitable product and contract design. We estimate the residual lapse risk by means of product-specific portfolio analyses and take this into account in our pricing.

We exclude the interest-guarantee risk in many cases by means of suitable treaty design. Furthermore, as a matter of principle, we use prudent assumptions regarding the probable interest rate when fixing the actuarial interest rate in premium and reserve calculations.

Control measures for underwriting risks

The selective acceptance of risks in primary insurance and reinsurance business is at the core of Munich Re's business model. As a global reinsurer, we can systematically diversify our portfolio through the broadest possible mix and spread of individual risks, thus significantly reducing the volatility of total underwriting payments and substantially increasing the value added by all divisional units.

To ensure optimal diversification of our portfolio, we use a balanced range of measures, of which risk measurement is a central prerequisite for the controlled management of our portfolio.

Risk measurement is based on our internal risk model, with which we analyse diversification and concentration effects. The diversification approach has its limits, however, where systematic effects such as fluctuations in interest rates, exchange rates and inflation impact a majority of the treaties or even whole classes in equal measure, so that an overall balance within the portfolio cannot be achieved. To control such systemic risks, we use asset-liability management, which simultaneously monitors investments, underwriting provisions and other liabilities. Its aim is to synchronise fluctuations in the value of assets with those in the value of underwriting provisions and other liabilities, thus stabilising corporate value. The section "Financial situation" on page 22 deals with the topic of asset-liability management in greater detail.

Since the Company's overall risk profile can be broken down into its individual components, we can measure the effects of significant risks. This allows us to accept risks on the basis of conscious economic decisions. In accordance with the principles of value-based management, capital is only made available at conditions that promise an appropriate return. Thanks to the regular evaluation provided by the internal risk model, we are in a position to respond promptly to any errors identified, to changes in individual parameters or in our portfolio composition and to resultant alterations in our overall risk situation, by taking suitable action.

For events with low occurrence probabilities but potentially high severity, we devise scenarios with which we test the robustness of our portfolio on both the asset and liability sides. In addition to risk measurement, we use the following tools for controlling risks, including concentration effects.

Binding underwriting guidelines and limits and clear underwriting authorities precisely regulate who is authorised and accountable for concluding insurance and reinsurance contracts at Munich Re and at what conditions. We regularly check compliance with these guidelines and closely observe market developments, reacting where necessary with appropriate measures that are translated without delay into underwriting guidelines if required. As a general rule, our treaties and original business ceded to us contain clear liability limits (exception: unlimited motor liability cover, which still exists in certain markets).

Reinsurers assume very large liabilities for earthquake and windstorm losses, and to a lesser extent for hailstorm and flood risks, which often affect many clients at the same time. We monitor and control our liabilities by means of established accumulation assessment and control systems and a clearing process. This preventive risk-controlling measure, with which we limit concentrations, was introduced many years ago for the hazards earthquake and windstorm in the form of accumulation budgets for reinsurance. Although we regularly check the loss scenarios underlying the accumulation budgets, we are nevertheless not immune to misestimation. Thus the effects of Hurricane Katrina significantly exceeded our expectations with regard to a natural catastrophe of this type and intensity.

An excellent tool for risk prevention, and thus for risk controlling, is careful reserving to ensure that sufficient funds are available to cover future IBNR claims – losses which have been incurred but not yet reported or not reported enough, and have not yet been settled. Therefore, using recognised underwriting methods, we set up appropriate provisions for IBNR (incurred but not reported) losses and for known claims (case reserves). In addition, where required under rules of insurance supervision and accounting, we post provisions for fluctuations in claims experience. Further information on how claims reserves are posted is provided in the notes to the financial statements.

A further important risk control measure in the field of underwriting is the cession of a portion of our risks to third parties via external retrocession. The core component of our retrocession is an accumulation excess-of-loss cover placed on the international reinsurance market, which provides protection against losses from natural catastrophes. This enabled us, for instance, to reduce the burdens from Katrina by approximately €400m. In addition, Munich Re is the sponsor and potential beneficiary of a catastrophe bond for windstorms in Europe. This bond covers windstorm losses in the United Kingdom, the Netherlands, Belgium, France and Germany. Its term began in mid-November 2005 and will end on 31 March 2009. As a result, we have additional protection from the capital markets for almost four years of seasonal windstorm activities and, if the specifically defined criteria are met, will receive payments totalling €110m.

Risks from defaults on receivables from underwriting business

1.7% of all our receivables on underwriting business at the balance sheet date were outstanding for more than 90 days. The average default rate of the last three years amounts to 0.3%.

As at 31 December 2005, our accounts receivable on ceded business were split between the following rating categories, based on those of Standard & Poor's:

AAA	21.3%
AA	64.3%
A	3.8%
Without external rating	10.6%

Main investment risks and important control measures

In the investment sector, the Company is guided by the following principles: only investments are to be made from which an appropriate return can be expected and which offer a high degree of security, as reflected in high-quality ratings of the relevant issuers and counterparties, for example. Also important is sufficient liquidity at all times to cover obligations from underwriting business, as is a targeted diversification in terms of region and type of investment. In addition, Munich Re meets the regulatory solvency requirements stipulating a specified minimum capitalisation.

In line with our asset-liability management, we match the maturities of our bond investments with the calculable cash outflows. In other words, besides return and risk aspects, our investment strategy considers requirements relating to underwriting, supervisory regulations, accounting, tax, liquidity and currencies.

Besides this, for individual products involving explicit financial risks, such as interest-rate or currency risks, we carry out asset-liability management already at micro level when the product is being designed. This is especially the case with life business but also long-tail property-casualty business, owing to the long settlement periods involved.

Market-price risks in investments are measured and controlled using the value-at-risk approach, which is also employed in our strategic investment planning to model the optimum investment portfolio according to risk preference. Applying stress tests, sensitivity and duration analyses, we also simulate market fluctuations and devise strategies for counteracting them where necessary.
The following sensitivity analyses for market-price risks serve to estimate potential changes in the value of investments under hypothetically possible market scenarios. The basis for the review are the holdings of the Company at 31 December 2005.
The changes in share price assumed in these scenarios, ±10% and ±20% respectively, a corresponding shift in the interest rate curve of ±100 and ±200 basis points (BP) respectively, and a fluctuation in exchange rates of ±10%, would produce the following changes in market value:

Change in share prices	Change in market value of investments sensitive to share prices
Increase of 20%	+€5.137bn
Increase of 10%	+€2.562bn
Decrease of 10%	–€2.550bn
Decrease of 20%	–€5.088bn
Market values at 31.12.2005	€26.313bn

Change in interest rates	Change in market value of investments sensitive to interest rates
Increase of 200 BP	–€2.836bn
Increase of 100 BP	–€1.474bn
Decrease of 100 BP	+€1.587bn
Decrease of 200 BP	+€3.286bn
Market values at 31.12.2005	€29.368bn

Change in exchange rates	Change in market value of investments sensitive to exchange rates
Increase of 10%	+€2.491bn
Decrease of 10%	–€2.491bn
Market values at 31.12.2005	€20.531bn

We only run currency risks to a very small extent, since we practise a policy of currency matching. This means that for the main currency liabilities in underwriting business, matching items are established on the assets side.
We use derivative financial instruments to hedge parts of the portfolio against price fluctuations, to optimise earnings and to implement planned purchases and sales.

Credit risks in the investment portfolio are measured and limited using the credit-value-at-risk approach. The main elements for measuring the credit risk are the investment volume, the term of the investment, the quality of the collateralisation, and the default probability of the individual issuers in the portfolio.
Beyond this, our counterparty system restricts default risks in respect of individual issuers at Group level. It takes into account the issuer's individual rating, its capitalisation as a basis for covering the liability, the quality of the collateralisation and of the respective issue, the sector concerned, and our internally defined risk tolerance. Our investments were not affected by any significant defaults in 2005.
Detailed liquidity planning ensures that we are able to make the necessary payments at all times. This planning concept, which has been in place for many years, has proved its value after major loss events such as the recent severe hurricanes in Central and North America.

Main operational risks

By operational risk we mean the possibility of losses as a result of inadequate processes, technical failure, human error or external events. These include criminal acts committed by employees or third parties, insider trading, infringements of antitrust law, business interruptions, inaccurate processing of transactions, non-compliance with reporting obligations or disagreements with business partners.
We minimise such risks through systematic application of specific risk management measures. It is our declared corporate aim, which we consistently pursue, to sensitise employees to possible risks and to establish an appropriate risk culture. This includes the willingness to learn from mistakes and to recognise and grasp opportunities for change and improvement. To this end, we organise seminars and information events, support open communication in the field of risk management.
The Compliance Officer ensures that inside information is handled in conformity with the law and checks whether the other insider regulations are complied with. The Compliance Officer is also responsible for seeing that all price-sensitive information directly concerning the Company and legally requiring an ad-hoc announcement is published without delay. Finally, he makes sure that all the relevant supervisory regulations are adhered to.

Compliance with antitrust regulations is a basic principle of Munich Re's business policy. To prevent violations, staff are informed about antitrust regulations and are expected to comply with them.
We attach particular importance to precautionary measures that ensure continuity of our operations in an emergency or crisis. Business processes critical to value creation can be maintained or resumed as quickly as possible in such cases. Responsibility for establishing and monitoring this business continuity process has been entrusted to a separate unit, which is guided by internationally recognised business continuity management standards (e.g. PAS 56).

Risks in the area of information technology and project risks
Munich Re's global business requires a networking of our business units and systems worldwide, both organisationally and technically. The consequence of this is a growing dependency on electronic communications technology, the complexity of which is continually increasing. The significance of the processed information is also growing. As a result, we are also increasingly exposed to IT risks such as breakdowns and outages, disruptions due to viruses, attacks by hackers and theft of data.
These risks are identified and limited by decentralised security organisations that liaise closely.
Various major projects are currently being realised that will, among other things, develop integrated information architecture in the back-office area. Munich Re's project landscape will be made more transparent and the interfaces of individual projects enhanced by means of multi-project management designed to assess and control interdependencies better. In addition, the dependencies and priorities within the systems architecture are analysed and addressed by specially appointed committees.
The aim of our Gloria project is to unify our IT and process landscape on the basis of an SAP standard product. We plan to put the system into operation at Munich Reinsurance Company in 2006.

Risks in the human resources sector
Munich Re has binding rules setting out minimum standards of corporate integrity for conduct within the Company itself, our business transactions and other relationships with external parties. The clear separation of management and control functions limits the risk of internal and external regulations being breached.
Staff who have to deal with confidential information undertake to comply with the relevant regulations and to handle the information responsibly.
The main human resources risks are shortages of qualified personnel, insufficient adaptation, demotivation and loss of staff. We identify these risks by means of appropriate indicators and metrics. Targeted personnel marketing measures, staff potential assessment and development schemes, and systematic succession planning are designed to reduce the risk of shortages in qualified staff. Individual development planning and suitable training offers enable our staff to adapt to current market requirements. Modern management tools and monetary and non-monetary incentives ensure a high level of motivation. Our human resources tools as a whole serve to strengthen our staff's ties with the Company and consequently to safeguard our business intelligence.

Legal and supervisory risks
Legal risks may arise on the one hand from court decisions and legislation (changes in legal parameters) and on the other from legal disputes and arbitration proceedings in which we as an international reinsurer are involved, especially in the area of claims settlement.
We counter risks from changes in legislation and court decisions by constantly monitoring current developments and by actively participating in relevant bodies and associations in order to contribute our views.
The following are examples of currently relevant legal risks:
- In April of 2004, New York State Attorney General Eliot Spitzer started an investigation into the use of Placement or Market Service Agreements (PSA) in the insurance industry. Several other US state regulators subsequently commenced similar probes into this matter, as have other regulators. We have received requests to provide information in connection with these investigations and are cooperating fully with the authorities. Entities of the Munich Re organisation, together with several other insurers and brokers, have been named defendants in several PSA-related class actions by US policyholders. Munich Re denies any wrongdoing and will defend itself vigorously.
- In late 2004, the US Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYSAG) initiated inquiries of Munich Re with respect to "certain loss mitigation insurance products". Subsequently, a number of other authorities in the USA

and elsewhere made both formal and informal requests for similar information from Munich Re and various of its subsidiaries. We are fully cooperating in these inquiries.

The following are a few examples of how legal risks may develop:

- In the US states hit by Hurricane Katrina, there are various lawsuits pending which are aimed at circumventing the exclusion of flood damage routinely included in private buildings insurance policies.
- Legislative procedure for the Fairness in Asbestos Injury Resolution Act of 2005 in the USA.
- Ultimate claims burden in connection with the attack on the World Trade Center of 11 September 2001.

Main other risks

As reinsurers, we are dependent on economic and political parameters in the different markets in which we operate, as well as on macroeconomic and geopolitical risks. The development of the economy not only affects our insurance business but also influences the capital markets and hence our investment portfolio. An economic downturn can lead to payment defaults and downgradings of credit ratings among our debtors, which may require write-downs in our books.

When developing new markets, such as those in Asia and eastern Europe, Munich Re is largely dependent on the prevailing economic, political and regulatory conditions, the accessibility of market segments, and the local sales channels. But even in developed markets, social or political changes may result in a deterioration of legal, fiscal or economic conditions.

As a matter of general principle, our economists constantly study and monitor the economic and political situation of our main markets and inform the Board of Management without delay about relevant developments so that, if necessary, suitable risk minimisation measures can be taken.

Strategic risks arise if the strategy at overall Company level or business-segment level is not compatible with existing and future client requirements, market conditions or other parameters (e.g. economic or regulatory). In our strategic planning, we carefully analyse the strategic risks, which are evaluated in individual projects using scenarios and at an aggregate level on the basis of "wild cards". In addition, we systematically perform SWOT analyses (strengths, weaknesses, opportunities, threats) and, building on these, specify what action is to be taken.

One of the main risks for any company is being too conservative and failing to recognise new business opportunities. We counter this danger by, among other things, integrating innovation teams into our operative units in order to tap into new product and client segments at an early stage. This approach is also designed to ensure that we identify and work on topical market and client issues, as well as fields of knowledge that are of critical importance for the future.

Outlook

The external requirements for risk management will increase further as a result of the continued development and introduction of national and international initiatives such as IFRS, which is setting new standards for accounting, and Solvency II, which is fundamentally restructuring state insurance supervision. Rating agencies increasingly and explicitly take the quality and effectiveness of risk management into account in their ratings, a trend we welcome. Insurance associations and research institutions such as the Geneva Association, actively promote an exchange of views on best practices and their establishment.

In keeping with its leading market position, Munich Re provides input for these initiatives. The European Commission's Solvency II project continues to be actively partnered by interdisciplinary working groups, and we have ensured internal transfer of the relevant knowledge in our divisional units and central divisions. We constantly review changes in the parameters affecting our product portfolio as well as those of our clients and evaluate the resultant business opportunities. Besides this, we participate in working groups and projects of actuarial associations (Groupe Consultatif, DAV), industry associations (CEA, GDV) and research institutions (the Geneva Association, CRO Forum) at national and international level, thus playing a major role in shaping future parameters like those of Solvency II.

Summary of the risk position

Despite the high costs for the reserve increase at American Re-Insurance Company and the Atlantic hurricanes, we see ourselves on course to sustain the level of profitability we have achieved. We therefore assess Munich Re's risk situation as controlled and viable. The particularly heavy burdens from the reserve strengthening at American Re-Insurance Company and the natural catastrophes in 2005 contrast with the good performance of our basic business and the high realised capital gains from the reduction of our

portfolio of participating interests. We cannot expect comparably high investment earnings in future, but are convinced that we have taken adequate measures to control our risks from investments and reinsurance. Where we identify a need for further action, we will initiate the necessary steps.

With our risk management instruments, we will systematically control the risks in our reinsurance business and, against the background of last year's natural catastrophe losses, ensure that we firmly adhere to our policy of risk-adequate prices and conditions (e.g. exclusions), even if this means having to refrain from participating in some business.

By making the Chief Risk Officer, who is vested with cross-divisional responsibilities, a non-voting member of the Munich Re's central Risk Committee, we are consistently pursuing the integrated management of our risks, to which we attach high priority.

We see opportunities and risks as inextricably linked. Only through first-class identification, analysis and continual monitoring of our risks can we also recognise business opportunities and exploit these decisively for the benefit of our shareholders, clients and staff.

This principle and the above examples demonstrate how we concern ourselves with the whole of Munich Re's risk landscape and consider all facets of possible and necessary control measures.

According to our assessment, there are no risks which could have a significant, lasting adverse effect on the assets, liabilities, financial position and results of our Company.

Prospects

There is a growing tendency among some capital market players to sue companies in connection with statements they have published on future development, a trend that involves considerable loss potential for the companies concerned and for their other shareholders. This practice inevitably affects transparency, as many companies tend to be reluctant about the information they give on future business performance and disclose only what is required by law.

For this reason, we wish to emphasise the following: predictions about the forthcoming development of our Company are based primarily on planning figures, forecasts and expectations. Consequently, the following assessment of Munich Reinsurance Company's development merely reflects our incomplete assumptions and subjective views. It follows that we cannot accept any responsibility or liability in the event that they are not realised in part or in full.

For information on the risks emanating from our business, please consult pages 28ff.

In the renewals at 1 January 2006, our focus remained on adequate prices, terms and conditions. We will continue to pursue our strategy of profit before growth.

In property reinsurance and offshore energy business, prices for natural catastrophe covers rose significantly in the wake of the exceptional hurricane season in 2005. Especially for loss-affected treaties and in the coastal regions of the USA and the Caribbean, price increases were substantial.

In classes of business and markets not directly affected by exceptional catastrophe losses, prices, terms and conditions have largely remained stable. Here we expect greater competitive pressure, which will tend to result in higher retentions and changes to non-proportional forms of cover.

The reinsurance of natural hazards will continue to be a significant part of our business. With Atlantic cyclones becoming potentially more frequent and more extreme, we must be prepared for further exceptional burdens in future. However, we consider these risks insurable, provided prices and conditions remain commensurate with the risk.

In life reinsurance, the strong growth of the past few years is unlikely to be repeated. We expect premium rates to remain stable or rise slightly. At present, a host of opportunities for growth in various business models are opening up worldwide in the health segment.

Against this background, we expect our premium volume in 2006 to reach the same level as last year, unless there are exceptional movements in exchange rates.

Given an average incidence of major losses, especially as regards very large natural catastrophe losses, our underwriting result should be substantially better than last year's.

Macroeconomic parameters and the situation on the capital markets will be somewhat less bright in the coming year. The current investment environment is in a pronounced low-interest-rate phase, the end of which is still not in sight. Despite interest-rate increases by a number of central banks, there seems to be only limited scope in this environment for markedly higher long-term yields on the bond markets. We thus expect the interest income from bonds, which constitute a large part of our investment portfolio, to be lower than in past years. Consequently, the upward trend on the stock markets is likely to be only moderate.

The arguments indicating continued structural disinflation in the global economy – such as high productivity growth and increased competition due to the unbroken trend of globalisation – are still valid, so that inflation risks remain limited.

Uncertainties facing the insurance industry are macroeconomic and political risks, such as fiscal policy and a possible reform of the German health insurance system. The significance of political influences has steadily increased in recent years and is making business management calculations difficult. In addition, there are regulatory risks, because demands made of reporting and valuing types of business are changing.

Markets continue to be subject to the risk that surprisingly intense competition – whether from new or established providers – may have a negative impact on the insurance cycle. A clear focus on profitability before growth, and efficiency of management systems, remain crucial for success.

Despite the various uncertain factors, barring any extraordinary developments on the claims side or in the capital markets, there is every prospect of a successful business year 2006.

Financial statements

Balance sheet as at 31 December 2005

Assets	Notes	T€	T€	T€	T€	Prev. year T€
A. Intangible assets	(1)				**98,916**	116,487
B. Investments	(2, 3)					
I. Land, land rights and buildings, including buildings on third-party land				**1,004,552**		1,036,821
II. Investments in affiliated companies and participating interests						
1. Shares in affiliated companies			**11,934,454**			11,929,167
2. Loans to affiliated companies			**184,483**			1,193,029
3. Participating interests			**120,079**			1,085,811
4. Loans to participating interests			**26,158**			43,209
				12,265,174		14,251,216
III. Other investments						
1. Shares, investment fund certificates and other non-fixed-interest securities			**15,384,914**			12,927,179
2. Bearer bonds and other fixed-interest securities			**19,266,054**			17,937,158
3. Mortgage loans			**7,090**			10,045
4. Other loans						
a) Registered bonds		**5,420**				4,300
b) Loans and promissory notes		**142**				2,724
c) Miscellaneous		**190**				169
			5,752			7,193
5. Deposits with banks			**310,411**			379,199
6. Miscellaneous investments			**198,963**			105,037
				35,173,184		31,365,811
IV. Deposits retained on assumed reinsurance				**29,883,303**		26,139,706
					78,326,213	72,793,554
C. Receivables						
I. Accounts receivable on reinsurance business Thereof from – affiliated companies: T€659,958 (741,547) – participating interests: T€5,088 (4,616)				**2,793,610**		2,159,221
II. Other receivables Thereof from – affiliated companies: T€451,498 (258,535) – participating interests: T€77 (826)				**812,207**		643,773
					3,605,817	2,802,994

Assets	Notes	**T€**	**T€**	**T€**	**T€**	Prev. year T€
D. Other assets						
I. Tangible assets and inventories				**54,944**		54,244
II. Cash at bank in current accounts, cheques and cash in hand				**294,052**		138,213
III. Own shares				**11**		113
IV. Miscellaneous				**–**		605
					349,007	193,175
E. Deferred taxes					**156,037**	352,004
F. Other deferred items						
I. Accrued interest and rent				**314,837**		331,747
II. Miscellaneous deferred items				**18,351**		2,684
					333,188	334,431
Total assets					**82,869,178**	**76,592,645**

Equity and liabilities	Notes	T€	T€	T€	Prev. year T€
A. Equity	(4)				
I. Issued capital			**587,725**		587,725
II. Capital reserve			**6,832,037**		6,832,037
III. Revenue reserves			**2,285,548**		3,987,254
IV. Net retained profits			**711,699**		459,160
				10,417,009	11,866,176
B. Subordinated liabilities	(5)			**3,050,652**	3,037,910
C. Underwriting provisions	(6)				
I. Unearned premiums					
1. Gross amount		**4,631,778**			4,251,243
2. Less for retroceded business		**263,978**			207,875
			4,367,800		4,043,368
II. Provision for future policy benefits					
1. Gross amount		**19,635,549**			21,192,143
2. Less for retroceded business		**1,412,532**			1,377,373
			18,223,017		19,814,770
III. Provision for outstanding claims					
1. Gross amount		**34,340,573**			23,764,386
2. Less for retroceded business		**1,914,721**			1,240,536
			32,425,852		22,523,850
IV. Provision for premium refunds					
1. Gross amount		**8,685**			11,252
2. Less for retroceded business		**–**			–
			8,685		11,252
V. Claims equalisation provision and similar provisions			**7,782,804**		7,959,827
VI. Other underwriting provisions					
1. Gross amount		**864,275**			765,353
2. Less for retroceded business		**18,976**			15,972
			845,299		749,381
				63,653,457	55,102,448

Equity and liabilities	Notes	T€	T€	T€	Prev. year T€
D. Other accrued liabilities	(7)				
I. Provisions for employees' pensions and similar commitments			**344,533**		318,888
II. Provisions for tax			**804,386**		608,333
III. Other provisions			**787,581**		606,662
				1,936,500	1,533,883
E. Deposits retained on retroceded business				**1,611,409**	1,451,234
F. Other liabilities					
I. Accounts payable on reinsurance business Thereof to – affiliated companies: T€144,134 (299,172) – participating interests: T€651 (1)			**1,778,834**		1,937,296
II. Notes and debentures	(8)		**–**		1,239,426
III. Amounts owed to banks			**149,046**		127,176
IV. Miscellaneous liabilities Thereof towards – affiliated companies: T€133,956 (141,741) – participating interests: T€– (3) Thereof from taxes: T€9,489 (7,110) Thereof for social security: T€4,310 (4,089)			**271,144**		295,012
				2,199,024	3,598,910
G. Deferred items				**1,127**	2,084
Total equity and liabilities				**82,869,178**	76,592,645

Income statement for the business year 2005

Items	Notes	**T€**	**T€**	**T€**	Prev. year T€
I. Technical account					
1. Earned premiums for own account					
a) Gross premiums written		**19,167,183**			19,242,562
b) Retroceded premiums		**1,307,872**			1,112,748
			17,859,311		18,129,814
c) Change in gross unearned premiums		**–112,462**			87,712
d) Change in retroceded share of unearned premiums		**48,362**			–1,371
			–64,100		86,341
				17,795,211	18,216,155
2. Interest on underwriting provisions for own account	(10)			**1,091,081**	880,373
3. Other underwriting income for own account				**–6,469**	15,744
4. Claims incurred for own account					
a) Claims paid					
aa) Gross amount		**7,682,716**			12,197,217
ab) Retroceded amount		**477,495**			959,416
			7,205,221		11,237,801
b) Change in provision for outstanding claims					
ba) Gross amount		**8,644,965**			1,357,642
bb) Retroceded amount		**606,758**			–259,411
			8,038,207		1,617,053
				15,243,428	12,854,854
5. Change in other underwriting provisions for own account					
a) Net provision for future policy benefits			**–180,998**		–487,283
b) Other net underwriting provisions			**9,582**		62,615
				–171,416	–424,668
6. Expenses for premium refunds for own account				**7,818**	2,727
7. Operating expenses for own account	(11, 14)				
a) Gross operating expenses			**5,693,665**		5,463,899
b) Less commission received on retroceded business			**296,109**		287,391
				5,397,556	5,176,508
8. Other underwriting expenses for own account				**17,947**	31,133
9. Subtotal				**–1,958,342**	622,382
10. Change in claims equalisation provision and similar provisions				**251,875**	–1,128,936
11. Underwriting result for own account	(9)			**–1,706,467**	–506,554

Items	Notes	**T€**	**T€**	**T€**	**T€**	Prev. year T€
II. Non-technical account						
1. Investment income	(12)					
a) Dividends from participating interests Thereof from affiliated companies: T€154,873 (63,586)			**160,107**			69,484
b) Income from other investments Thereof from affiliated companies: T€703,062 (461,253)						
ba) Rents from land and buildings, including buildings on third-party land		**131,136**				134,983
bb) Income from other investments		**2,582,116**				2,411,701
			2,713,252			2,546,684
c) Income from write-ups			**494,769**			289,194
d) Realised gains on investments			**1,912,117**			1,069,044
e) Income from profit-transfer agreements			**181**			-
				5,280,426		3,974,406
2. Investment expenses	(11, 13, 14)					
a) Expenses for the management of investments, interest paid and other expenses for investments			**216,189**			123,707
b) Write-downs of investments			**2,443,216**			844,299
c) Realised losses on investments			**66,020**			119,383
d) Expenses from loss transfers			**2**			954
				2,725,427		1,088,343
				2,554,999		2,886,063
3. Interest income on underwriting provisions				**1,163,949**		999,260
					1,391,050	1,886,803
4. Other income					**447,321**	298,637
5. Other expenses	(14)				**725,186**	804,195
6. Operating result before tax					**–593,282**	874,691
7. Taxes on income				**393,041**		91,539
8. Other taxes				**5,806**		6,193
					398,847	97,732
9. Profit/loss for the year					**–992,129**	776,959
10. Profit brought forward from previous year					**2,122**	721
11. Withdrawal from/transfer to revenue reserves					**–1,701,706**	318,520
12. Net retained profits					**711,699**	**459,160**

Notes to the financial statements Recognition and measurement

Accounting basis

The financial statements and management report have been prepared in accordance with the German Commercial Code (HGB) and the German Stock Companies Act (AktG), the German Accounting Regulations for Insurance Companies (RechVersV) and the German Insurance Control Act (VAG), observing conservative accounting principles.

Intangible assets

Intangible assets are measured at the acquisition cost less admissible straight-line amortisation or, where applicable, write-downs for impairment.

Investments

Our real estate is valued at the acquisition or construction cost less depreciations admissible under German tax law. The whole portfolio was revalued at the balance sheet date. The useful economic life of the items concerned ranges from 25 to 50 years.

The carrying amount of shareholdings in affiliated companies and other participating interests is generally the acquisition cost, written down for impairments in value where applicable.

Loans to affiliated companies and to participating interests, mortgage loans, registered bonds, and loans and promissory notes are generally recognised in the balance sheet at their nominal values. An exception are bearer papers and zero bonds issued to affiliated companies and participating interests, which are accounted for at amortised cost. The relevant premiums and discounts are shown as deferred items and placed to account pro rata temporis.

Shares, investment fund certificates, bearer bonds, fixed-interest and non-fixed-interest securities, and other investments are valued at acquisition cost or at the market price at the balance sheet date, whichever is the lower. Investments with participating interests have been valued according to the strict lower of cost or market principle, despite the alternative valuation option provided for under Section 341b of the German Commercial Code.

Lower valuations from previous years are maintained for our investments if the impairment in value is probably permanent. Where the market value at the balance sheet date was higher than the previous year's valuation, we have written back the value to the acquisition cost or the amortised cost.

Receivables

Deposits retained on assumed reinsurance business, accounts receivable on reinsurance business and other receivables are recognised at the nominal values less any necessary adjustments of value.

Other assets

Inventories are recognised at acquisition cost. Office furniture and equipment is valued at acquisition cost less admissible depreciations. The purchase price of assets classifying as low-value goods is fully written off in the year of acquisition. Own shares are valued at acquisition cost or market value, whichever is the lower.

Deferred taxes

Deferred taxes result from temporary differences between financial statement valuations and valuations prescribed for determining taxable income.

Underwriting provisions

The underwriting provisions are calculated in accordance with the requirements of German commercial law. In all cases we have taken into account the necessity of ensuring that our obligations from reinsurance business can always be met.

Unearned premiums are accrued premiums already written for future risk periods. They have been calculated in accordance with the principles of German commercial law, partly on the basis of information received from our ceding companies and partly using nominal percentages. Where unearned premiums are calculated using such percentages, these are based on many years of experience and the latest knowledge we have.

The provision for future policy benefits is generally set up in accordance with the amounts reported to us by our ceding companies. Sufficient provisions, calculated using actuarial methods, have been posted for claims that have been incurred but not yet reported or not reported enough. The actuarial assumptions used for their calculation include, in particular, assumptions relating to mortality, disablement, morbidity, interest rate development, lapses and costs. These are estimated on a realistic basis at the time the insurance contracts are concluded and they include adequate provision for adverse deviation to take account of the risks of change, error and random fluctuations. The actuarial assumptions are adjusted if the original provisions for adverse deviation are no longer considered sufficient.

Provisions for outstanding claims are generally established in accordance with the amounts reported to us by our cedants. They are posted for payment obligations arising from reinsurance contracts where the size of the claim or the timing of the payment is still uncertain. Part of the provisions is for known claims for which individually calculated provisions are posted. Another part is for expenses for claims which are not yet known (e.g. because they have not been reported yet or have not yet manifested themselves). A third class of provisions covers claims which are basically known but whose extent has turned out to be greater than originally foreseen. All these provisions include expenses for internal and external loss adjustment expenses. The provision for outstanding claims is based on estimates: the actual payments may be higher or lower. The amounts posted are the realistically estimated future amounts to be paid; they are calculated on the basis of past experience and assumptions about future developments (e.g. social, economic or technological parameters) and using appropriate actuarial methods. Future payment obligations are not discounted but recognised at the future settlement value.

The item "claims equalisation provision and similar provisions" contains the amounts required in accordance with commercial law to mitigate fluctuations in claims experience in future years, plus the provisions for major risks and natural hazards.

The "other underwriting provisions" mainly comprise provisions for profit commission and the provision for anticipated losses. Provisions for anticipated losses are posted if, in a reinsurance portfolio, the future premiums plus the proportionate investment result will probably not be sufficient to cover the expected claims and costs.

Underwriting provisions apportionable to the business retroceded by us have been calculated in accordance with the terms of the retrocession agreements.

Other accrued liabilities

The amount recognised for the provision for employees' pensions is derived from the IAS approach using the corridor method. With this method, the provision is determined from the amount of the liability less unrecognised actuarial losses.

For calculating the amount of the liability, an actuarial interest rate of 4.0% (5.0%) is applied and future increases in entitlement and pensions are taken into account. The actuarial assumptions used are the Heubeck 2005 G tables. On this basis, the amount of the liability is €453m.

The actuarial losses recognised in the corridor amount to €108m (41m). Of the increase in the actuarial losses, €57m is due to the reduction in the actuarial interest rate and €10m to the changeover to the Heubeck 2005 G tables.

The reserve amount is €86m above the net present value of future pension payments computed using the entry age normal method in accordance with Section 6a of the German Income Tax Act, applying an actuarial interest rate of 6%.

Except for the semi-retirement provision, which is measured using an actuarial interest rate of 2.8% (3.0%), the other provisions are posted in accordance with the probable requirements.

Liabilities

Subordinated liabilities, deposits retained on retroceded business, accounts payable on reinsurance business, amounts owed to banks and other liabilities are stated at the amount repayable.

Foreign currency translation

All business transactions are generally booked in the respective original currencies. For the balance sheet, foreign currencies have been translated using the respective year-end exchange rates. In the income statement, moving average exchange rates are used.

Realised exchange gains and realised and unrealised exchange losses are recognised in "other income" and "other expenses" respectively; unrealised exchange gains are neutralised through the formation of an appropriate provision.

The following table shows the exchange rates of the most important currencies for our business (exchange rate for €1 in each case):

	Balance sheet		Income statement	
	31.12.2005	Prev. year	**31.12.2005**	Prev. year
Australian dollar	**1.60800**	1.73395	**1.63209**	1.68959
Canadian dollar	**1.37790**	1.62860	**1.50867**	1.61701
Pound sterling	**0.68710**	0.70795	**0.68391**	0.67878
Rand	**7.48125**	7.65770	**7.91096**	8.00423
Swiss franc	**1.55460**	1.54565	**1.54848**	1.54385
US dollar	**1.17955**	1.35925	**1.24458**	1.24402
Yen	**139.22200**	139.28200	**136.84200**	134.42000

Notes to the balance sheet – Assets

The intangible assets and investments developed as follows in the year under review:

	Carrying amount 31.12.2004 T€	Currency translation effects T€	Additions T€	Reclassifi-cations T€	Disposals T€	Write-ups T€	Write-downs T€	**Carrying amount 31.12.2005 T€**
(1) Intangible assets	116,487	–	18,157	–	–34	–	–35,694	**98,916**
(2) Investments								
Land, land rights and buildings, including buildings on third-party land	1,036,821	–	3,944	–	–1	1,759	–37,971	**1,004,552**
Investments in affiliated companies and participating interests								
– Shares in affiliated companies	11,929,167	17	1,235,964	–	–294,030	27,523	–964,187	**11,934,454**
– Loans to affiliated companies	1,193,029	145,385	197,429	–	–18,304	–	–1,333,056	**184,483**
– Participating interests	1,085,811	753	198,783	11,110	–1,181,177	6,482	–1,683	**120,079**
– Loans to participating interests	43,209	3,200	–	–	–20,251	–	–	**26,158**
	14,251,216	149,355	1,632,176	11,110	–1,513,762	34,005	–2,298,926	**12,265,174**
Other investments								
– Shares, investment fund certificates and other non-fixed-interest securities	12,927,179	629,402	3,770,937	–11,110	–2,197,413	335,816	–69,897	**15,384,914**
– Bearer bonds and other fixed-interest securities	17,937,158	719,406	24,345,997	–	–23,689,227	11,301	–58,581	**19,266,054**
– Mortgage loans	10,045	–	519	–	–3,474	–	–	**7,090**
– Other loans								
– Registered bonds	4,300	782	338	–	–	–	–	**5,420**
– Loans and promissory notes	2,724	–	40	–	–2,622	–	–	**142**
– Miscellaneous	169	31	–	–	–10	–	–	**190**
– Deposits with banks	379,199	29,593	7,427	–	–105,808	–	–	**310,411**
– Miscellaneous investments	105,037	–	745	–	–5,493	117,965	–19,291	**198,963**
	31,365,811	1,379,214	28,126,003	–11,110	–26,004,047	465,082	–147,769	**35,173,184**
Total investments (2)	**46,653,848**	**1,528,569**	**29,762,123**	**0**	**–27,517,810**	**500,846**	**–2,484,666**	**48,442,910**

In the business year 2005, the write-ups and write-downs of investments have been shown at year-end exchange rates, whereas in the income statement they have been measured using average exchange rates.
The intangible assets consist mainly of purchased insurance portfolios, renewal rights in respect of insurance portfolios, and software.
The carrying amount of owner-occupied land and buildings totals €220m (254m).
Of the total write-downs of investments in affiliated companies and participating interests, €182m is for a credit line granted to American Re Corporation and €1,113m for a loan granted to Munich American Holding Corporation, which were waived along with the accrued interest. Besides this, in connection with the reserve strengthening at American Re-Insurance Company, we increased the capital base of Munich American Holding Corporation from available resources. Our subsequent write-down of this capital injection amounted to €895m.
The item "miscellaneous investments" is largely made up of swaptions (see Derivatives).
Of our total investments (excluding deposits retained on assumed reinsurance) with a carrying amount of €48,443m (46,654m), an amount of €6,110m (5,125m) is deposited with ceding companies or foreign governments or in the custody of trustees nominated by us. In addition, investments of €337m (326m) are subject to a restraint on disposal, having been transferred to the custody of a trustee solely to safeguard pension commitments and the provision for comparable benefits.

Derivatives	Balance sheet item	Carrying amount T€	Fair value T€	Notional principal amount T€
Equity and index risks				
Long stock options	Shares, investment fund certificates and other non-fixed-interest securities	40,352	45,145	732,527
Total return swaps (hedge fund certificates)	Other deferred items	12,166	15,778	100,000
Interest-rate risks				
Interest-rate swaptions	Other investments	198,267	198,267	1,524,950
Interest-rate guarantee	Other provisions	–198,267	–198,267	–1,524,950
Interest-rate swaps	Other provisions	–	9,230	67,967
Currency risks				
Currency forwards	Other provisions	–1,880	–1,880	577,381
Other transactions				
Credit default swaps	Other investments	696	696	16,000

Derivative financial instruments (derivatives) are financial instruments whose fair value is derived from one or more underlying assets.

We generally use derivatives only for hedging parts of the portfolio, optimising earnings, and implementing planned purchases and sales. For this, strict rules apply as regards the limitation of risks and the choice of top-quality business partners. Adherence to these rules is continually monitored.

Besides this, to hedge an interest-rate risk (interest-rate guarantee) assumed in underwriting business, we have purchased interest-rate swaptions

In relation to the balance sheet total, the volume of open positions at the balance sheet date and all the transactions concluded in the period under review was negligible.

Derivatives are generally valued at the acquisition cost or their fair value at the balance sheet date, whichever is the lower. A pending liability is taken into account through the posting of a provision for anticipated losses.

The only exceptions are interest-rate swaptions, which are always accounted for at fair value.

All the derivatives are over-the-counter products. Recognised valuation methods are used to determine their fair values: the present-value method for interest-rate swaps, credit default swaps and currency forwards; the Black-Scholes model for equity options; and the Black model for interest-rate swaptions and interest-rate guarantees. Valuation on the basis of these methods includes parameters such as interest rate curves, volatility factors, default rates, and current market and transaction prices (interest rates, share prices and exchange rates) for the underlying financial instruments.

Total return swaps are part of the hedge fund certificates. They are calculated as the difference between the total market value of the funds and the respective capital component (zero bonds), in line with the accounting requirement to divide items into a capital component and a derivative component.

The fair value of investments recognised at acquisition cost (without deposits retained on assumed reinsurance), in accordance with Section 54 of the German Accounting Regulations for Insurance Companies, amounts to €57.7bn (52.7bn). The relevant carrying amount totals €47.7bn (45.9bn). This results in valuation reserves of €10.0bn (6.8bn) for the business year 2005.

For the fair values of real estate, the capitalised earnings value is generally used; new buildings are valued at cost at the balance sheet date. In the case of shares in affiliated companies, participating interests, equities, investment fund certificates and other non-fixed interest securities, the market prices on the balance sheet date are used if the investments concerned are listed on the stock market. If no market prices are available, we calculate the capitalised earnings value. In the case of new acquisitions, we use the acquisition cost.

The fair values of fixed-interest securities listed on the stock market are determined on the basis of the market prices at the balance sheet date. In the case of fixed-interest securities not listed on the stock market, interest-rate curves are used to determine fair values.

Altogether, there were no hidden negative valuation differences on financial instruments as at 31 December 2005.

(3) List of shareholdings

The information to be disclosed in accordance with Section 285 item 11 of the German Commercial Code is filed with the commercial registry in Munich.

Notes to the balance sheet – Equity and liabilities

(4) Equity

The total share capital of €587,725,396.48 as at 31 December 2005 is divided into 229,580,233 registered no-par-value shares, each fully paid up and entitled to one vote.

On 26 May 2004, the Annual General Meeting voted to replace Authorised Capital Increase 2002, which amounted to €89,662,858.24 following its partial utilisation, by a new amount of €280m (Authorised Capital Increase 2004).

The capital authorised for capital increases comprises the following items:

All figures in €m	31.12.2005
Authorised Capital Increase 2004 (until 25 May 2009)	280.0
Authorised Capital Increase 2001 (until 18 July 2006)	3.8
Total	**283.8**

The contingent capital is as follows:

All figures in €m	31.12.2005
To safeguard conversion rights or subscription rights from convertible bonds or bonds with warrants (Contingent Capital Increase 2005 I)	100
To safeguard subscription rights from exercise of warrants (Contingent Capital Increase 2003 I)	35
Total	**135**

The withdrawal from the revenue reserves amounts to €1,702m. The revenue reserves contain a reserve for own shares amounting to T€11.

Net retained profits include a profit of T€2,122 carried forward from the previous year.

By resolution of the Annual General Meeting on 26 May 2004, Munich Re was authorised to buy back shares amounting to a maximum of 10% of the share capital up to 25 November 2005. This authorisation was cancelled by the Annual General Meeting on 28 April 2005 and replaced by a new one, authorising the Board of Management to buy back shares amounting to a maximum of 10% of the share capital up to 27 October 2006.

On 31 December 2005, a total of 1,572,570 Munich Re shares with a calculated nominal value of €4,025,779.20 were held by Group companies. This represents 0.68% of the share capital.

13,564 shares were purchased at an average price of €87.81 for the employee share programme set up by Munich Reinsurance Company in 2005. After subscription by the employees in 2005 and taking into account the 1,436 shares remaining from the employee share programme in 2004, a total of 130 shares remain. In addition, one subsidiary holds 1,203,269 shares to safeguard stock appreciation rights granted to the Board of Management and top Munich Re executives since 2000. A total of 400,000 shares were acquired for this in 2005 at an average price of €85.02 each.

In the business year 2005, companies of the ERGO Insurance Group acquired 147,374 shares at an average price of €89.78 each to cover future commitments from the long-term incentive plans launched since 2003, and sold 64,361 shares at €115.18 each and 3,478 shares at €97.85. Together with the remaining Munich Re shares acquired in the years 2002–2004 to safeguard stock appreciation rights issued, the ERGO Group thus had a total portfolio of 300,235 shares at 31 December 2005.

Europäische Reiseversicherung AG also acquired a further 5,300 Munich Re shares at a price of €85.40 each and 7,372 shares at a price of €94.34 in the year under review to safeguard future obligations from its long-term incentive plan set up in 2003. As at 31 December 2005, together with the shares acquired in 2003 to safeguard the long-term incentive plan, it had a total portfolio of 16,872 shares.

MEAG MUNICH ERGO AssetManagement GmbH acquired 20,843 shares at an average price of €94.77 each in the business year 2005, also to safeguard obligations from its long-term incentive plan, and thus holds a total portfolio of 52,064 Munich Re shares.

The acquisition costs of all Munich Re shares in the possession of Group companies at the end of the business year totalled €201,144,896.75.

The Company has received the following notifications pursuant to Section 21 para. 1 of the German Securities Trading Act regarding voting-right percentages:

- UniCredito Italiano S.p.A., Genoa (Italy), notified us that on 9 December 2005 it held 4.8920% of the voting rights in Munich Reinsurance Company, stating that these were not held directly but were attributable to UniCredito Italiano S.p.A. in accordance with Section 22 para. 1 sentence 1 item 6 of the German Securities Trading Act.
- At the same time, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, notified us that on 9 December 2005 it held 4.8879% of the voting rights in Munich Reinsurance Company, 0.0094% of which were attributable to it in accordance with Section 22 para. 1 sentence 1 item 6 of the German Securities Trading Act.

- Allianz Aktiengesellschaft, Munich, notified us that AZ-Arges Vermögensverwaltungsgesellschaft mbH, Munich, held 7.06% of the voting rights in Munich Reinsurance Company on 26 September 2005, following an intra-group share transfer. In addition, Allianz Aktiengesellschaft informed us that its percentage of voting rights in Munich Reinsurance Company had not changed in a notifiable manner. ↗

(5) Subordinated liabilities

The income from the subordinated bonds of €3,000m and £300m issued and guaranteed by Munich Re Finance B.V. was transferred to Munich Re as subordinated loans of €2,970m and £297m in the business year 2003. The period to redemption of each bond is more than five years. To improve transparency, these legal transactions are shown separately under the item "B. Subordinated liabilities". In the business year 2004, our subsidiary ERGO assumed a partial amount of €352m from the euro loan by way of full discharge of the original debtor.

(6) Underwriting provisions

Broken down by class of business, the net underwriting funds and provisions are as follows (in €m):

	Unearned premiums	Provision for future policy benefits	Claims provision	Claims equalisation provision	Other provisions	**Total**	**Reserves as % of net premiums**
Life	1,391	16,609	1,314	5	581	**19,900**	**371**
Health	95	912	410	2	31	**1,450**	**127**
Accident	95	702	3,801	–	4	**4,602**	**557**
Liability	391	–	11,392	1,547	10	**13,340**	**770**
Motor	381	–	5,651	657	83	**6,772**	**308**
Marine	219	–	1,208	159	8	**1,594**	**201**
Aviation	283	–	923	954	–	**2,160**	**358**
Fire	664	–	5,027	2,437	116	**8,244**	**309**
Engineering	539	–	1,546	924	6	**3,015**	**275**
Other classes	310	–	1,154	1,098	14	**2,576**	**179**
Non-life combined	2,977	1,614	31,112	7,778	272	**43,753**	**350**
Total	**4,368**	**18,223**	**32,426**	**7,783**	**853**	**63,653**	**356**

The claims provisions shown comprise payments made in the year under review and expenses for increasing the provision.

Claims expenses for the year under review less the payments already made in the same year increase the provisions. The provisions for previous years are reduced by the payments made in the year under review for these years. As the provisions are determined using best estimates based on claims information and past claims experience, as well as estimates of future claims development, it is inevitable that the relevant estimate will regularly change as knowledge of claims cases grows in the year under review.

The claims equalisation provision and similar provisions break down as follows:

	31.12.2005 T€	Prev. year T€
Claims equalisation provision	**7,106,411**	6,359,078
Provision for major risks	**286,301**	249,087
– For nuclear facilities	**68,223**	65,365
– For pharmaceutical product liability	**60,936**	56,703
– For terrorism risks	**157,142**	127,019
Provisions for natural hazards	**390,092**	1,351,662
Total	**7,782,804**	**7,959,827**

The provision for anticipated losses totals T€0 (1,783) in the year under review.

(7) Other accrued liabilities

We have agreed to pay pensions to nearly all our staff and their surviving dependants. These commitments are to be met partly by the company itself and partly by the "Versorgungskasse der Angestellten der Münchener Rückversicherungs-Gesellschaft", the Munich Re staff pension fund.

There are pension provisions of T€51,980 (51,731) for former members of the Board of Management or their surviving dependants.

The other provisions include, in particular, provisions of T€394,343 for currency risks. They also include a provision of T€198,267 for an interest-rate guarantee granted under an individual contract.

The risk from the interest-rate guarantee is fully covered by interest-rate swaptions on the assets side (derivatives).

In addition, provisions of T€146,779 have been posted for personnel expenses not yet due at the balance sheet date.

(8) Notes and debentures

The Company's bonds exchangeable into Allianz AG shares were redeemed from available funds in June 2005.

Notes to the income statement

(9) Reinsurance underwriting result by class of business in €m

	Gross premiums written		Underwriting result		Change in claims equalisation provisions		Combined ratio in %	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Life	5,747	5,680	203	164	–2	–2	–	–
Health	1,199	1,148	–22	6	–1	–1	**101.9**	**99.4**
Accident	861	758	–1,093	–44	–	–	**227.4**	**105.8**
Liability	1,782	1,985	–477	–345	69	349	**126.5**	**117.4**
Motor	2,297	2,443	–2	–154	64	–6	**100.2**	**106.3**
Marine	833	702	–150	–10	51	–50	**119.4**	**102.2**
Aviation	773	857	89	107	–165	–205	**85.3**	**82.9**
Fire	2,973	3,054	–863	484	661	–739	**131.2**	**82.8**
Engineering	1,176	1,104	276	129	–192	–195	**73.8**	**87.6**
Other classes	1,526	1,512	81	285	–233	–280	**94.3**	**80.7**
Non-life combined	13,420	13,563	–2,161	458	254	–1,127	**117.0**	**96.4**
Total	**19,167**	**19,243**	**–1,958**	**622**	**252**	**–1,129**	**–**	**–**

(10) Interest on underwriting provisions

We have calculated the interest on underwriting provisions in accordance with Section 38 of the German Accounting Regulations for Insurance Companies and – where prescribed there – have transferred it from the non-technical to the technical account.

(11) Personnel expenses

The management expenses include the following personnel expenses:

	2005 T€	Prev. year T€
Wages and salaries	**309,353**	247,537
Social insurance contributions and voluntary assistance	**66,789**	49,938
Expenses for employees' pensions	**32,392**	21,480
Total	**408,534**	**318,955**

They also include expenses for a long-term incentive plan, which links compensation for the Board of Management and top executives of the Munich Re Group to the performance of Munich Re's share price.

(12) Investment income

The write-ups result from the reversal of no longer required write-downs.

(13) Investment expenses

Of the write-downs of investments, T€2,340,929 (790,480) comprised write-downs for impairment as per Section 253 para. 2 sentence 3 of the German Commercial Code.

(14) Long-term incentive plans

Since 1 July 1999, at yearly intervals, Munich Reinsurance Company has set up long-term incentive plans, each with a term of seven years. Entitled to participate in these share-price-related remuneration plans are members of the Board of Management, senior management in Munich, and top executives in Munich Re's international organisation. The participants receive a certain number of stock appreciation rights. The relevant initial share price for the stock appreciation rights is calculated from the average of closing prices for Munich Re shares in Frankfurt Xetra trading over the last three months prior to plan commencement. The initial price for the 2005 long-term incentive plan is €88.10 (88.65).

As a result of Munich Reinsurance Company's capital increase in the business year 2003, the initial share prices for the stock appreciation rights issued up to then and the number of stock appreciation rights already granted were adjusted in accordance with the conditions.

In previous years, the personnel expenses and income incurred for the stock appreciation rights were determined on the basis of the change in the intrinsic value (difference between current share price and initial share price for the stock appreciation rights). As from 1 January 2005, the calculation is made on the basis of the change in the fair value of the underlying options, as this takes into account not only the intrinsic value but also the possibility of growth in value up to the date of forfeiture or expiry of the rights.

At each balance sheet date, the fair value of the stock appreciation rights is measured and reserved on the basis of recognised valuation models, with due regard to the exercise conditions. The personnel expenses recognised in the income statement therefore correspond to the change in the provision in the year under review, taking into account any rights exercised.

In the year under review, a total of 487,544 (456,336) stock appreciation rights were granted, 138,833 (133,803) of these to Board of Management members. As from 2005, the overall total includes stock appreciation rights held by the reinsurance subsidiaries. Altogether, as a result of this, 134,783 stock appreciation rights were transferred to the Company. The previous year's figure has been adjusted accordingly. Munich Re shares have been acquired to cover future obligations arising from the long-term incentive plans.

In 2005, provisions of €46.8m (4.6m) had to be posted, with personnel expenses amounting to €44.9m (–1.1m). Of this, €16.6m is due to a one-off adjustment required by the change in accounting method in the business year 2005.

The weighted average share price for the stock appreciation rights exercised in 2005 was €106.69 for plan year 2003. The intrinsic value of the exercisable stock appreciation rights amounted to €8.7m at the balance sheet date.

Each stock appreciation right entitles the holder to draw in cash the difference between the Munich Re share price at the time when the right is exercised and the initial share price.

The stock appreciation rights may only be exercised after a two-year vesting period and then only if the share price is at least 20% higher than the initial price. In addition, Munich Re shares must have outperformed the DAX 30 (Plan 1999) or the EURO STOXX 50 (from Plan 2000 onwards) twice at the end of a three-month period during the term of the plan. The gross amount that may be obtained from the exercising of the stock appreciation rights is limited to an increase of 150% of the initial share price.

Stock appreciation rights not exercised on the last trading day of the plan term are exercised on the participant's behalf insofar as the prerequisites for this are met. If the prerequisites are not met, the stock appreciation rights are forfeited.

If another company acquires control of Munich Re or the Company's group of shareholders changes significantly due to a merger or comparable transaction or intended business combination ("change in control"), all plan participants may exercise their stock appreciation rights within 60 days after the change in control becomes effective, even if the prerequisites for exercising the rights are not yet met at that juncture.

Munich Re's incentive plans 1999–2005

	1999	2000	2001	2002	2003	2004	2005
Plan commencement	1.7.1999	1.7.2000	1.7.2001	1.7.2002	1.7.2003	1.7.2004	1.7.2005
Old initial share price	€182.60	€319.34	€320.47	€260.37	€86.24	–	–
New initial share price after 2003 capital increase	€173.67	€303.72	€304.80	€247.64	€82.02	€88.65	€88.10
Intrinsic value 2005 for one right	–	–	–	–	€33.53	€26.90	€27.45
Fair value 2005 for one right	€0.09	€0.05	€0.51	€2.91	€39.30	€37.31	€39.44
Number of rights on 31 December 1999	110,840	–	–	–	–	–	–
Additions	9,045	80,582	–	–	–	–	–
Number of rights on 31 December 2000	119,885	80,582	–	–	–	–	–
Additions	–	–	109,474	–	–	–	–
Exercised	34,240	–	–	–	–	–	–
Number of rights on 31 December 2001	85,645	80,582	109,474	–	–	–	–
Additions	–	–	270	132,466	–	–	–
Exercised	6,977	–	–	–	–	–	–
Forfeited	–	321	443	–	–	–	–
Number of rights on 31 December 2002	78,668	80,261	109,301	132,466	–	–	–
Additions	4,009	3,793	5,319	6,696	439,581	–	–
Exercised	–	–	–	–		–	–
Forfeited	3,696	6,199	7,192	3,962	–	–	–
Number of rights on 31 December 2003	78,981	77,855	107,428	135,200	439,581	–	–
Additions	–	–	–	–	–	456,336	–
Exercised	–	–	–	–	–	–	–
Forfeited	–	438	600	748	2,354	–	–
Number of rights on 31 December 2004	78,981	77,417	106,828	134,452	437,227	456,336	–
Additions	–	–	–	–	320	1,697	485,527
Exercised	–	–	–	–	117,748	–	–
Forfeited	–	23	542	680	121	2,005	–
Number of rights on 31 December 2005	78,981	77,394	106,286	133,772	259,678	456,028	485,527
Exercisable at year-end	78,981	77,394	106,286	133,772	259,678	–	–

(15) Boards of the Company
The Board of Management

Dr. jur. Nikolaus von Bomhard
(Chairman of the Board of Management)

*1956, lawyer, with Munich Re since 1985
Group Development (formerly Strategic Planning)
Press
Internal Auditing
Executive Offices, Group Top Executives

Dr. rer. pol. Thomas Blunck (from 1 October 2005)

*1965, graduate in business management, with Munich Re since 1999
Special and Financial Risks
(until 31 December 2005 together with Dr. Jeworrek)
Information Technology (until 31 December 2005 together with Dr. Jeworrek)

Georg Daschner

*1949, chartered insurer, with Munich Re since 1965
Europe 2 and Latin America

Dr. jur. Heiner Hasford

*1947, lawyer, with Munich Re since 1978
Group Investments, Corporate Finance, M&A
(from 1 January 2006 without Reinsurance Investments)
Legal and Regulatory Affairs, Compliance (since 1 January 2006)
General Services
Organisational Design and Development

Stefan Heyd (until 31 December 2005)

*1945, lawyer, with Munich Re since 1975
Corporate Underwriting/Global Clients
(from 1 October 2005 together with Dr. Jeworrek)

Dr. rer. nat. Torsten Jeworrek

*1961, mathematican, with Munich Re since 1990
Corporate Underwriting/Global Clients
(from 1 October 2005; until 31 December 2005 together with Mr. Heyd)
Reinsurance Investments (from 1 January 2006)
Accounting, Controlling and Central Reserving for Reinsurance
(from 1 January 2006)
Special and Financial Risks
(until 31 December 2005; from 1 October 2005 together with Dr. Blunck)
Information Technology (until 31 December 2005; from 1 October 2005 together with Dr. Blunck)

Christian Kluge

*1941, chartered marine insurer, with Munich Re since 1964
Europe 1
Corporate Communications

John Phelan

*1947, underwriter, with Munich Re since 1973
North America

Dr. phil. Detlef Schneidawind (until 31 December 2005)
(Board member in charge of industrial relations, within the meaning of Section 33 of the German Co-Determination Act)

*1944, lawyer, graduate in business management, with Munich Re since 1973
Life and Health (from 1 October 2005 together with Dr. Strassl)
Human Resources

Dr. jur. Jörg Schneider

*1958, business graduate, lawyer, with Munich Re since 1988
Group Accounting (from 1 January 2006 without Accounting for Reinsurance)
Group Controlling (from 1 January 2006 without Controlling for Reinsurance)
Integrated Risk Management
Taxes
Investor Relations

Dr. oec. publ. Wolfgang Strassl (from 1 October 2005)
(Board member in charge of industrial relations, within the meaning of Section 33 of the German Co-Determination Act) (from 1 January 2006)

*1956, graduate in economics, with Munich Re since 1988
Life and Health (until 31 December 2005 together with Dr. Schneidawind)
Human Resources (from 1 January 2006)

Karl Wittmann

*1945, chartered insurer, with Munich Re since 1961
Asia, Australasia, Africa

The Supervisory Board

Chairman
Dr. Hans-Jürgen Schinzler
Former Chairman of the Board of Management of Munich Reinsurance Company

Deputy Chairman
Herbert Bach
Employee of Munich Reinsurance Company

Hans-Georg Appel
Employee of Munich Reinsurance Company

Holger Emmert
Employee of Munich Reinsurance Company

Ulrich Hartmann
Chairman of the Supervisory Board of E.ON AG

Dr. rer. nat. Rainer Janßen
Employee of Munich Reinsurance Company

Prof. Dr. rer. nat. Henning Kagermann
Co-Chairman of the Executive Board and Chief Executive Officer of SAP AG

Prof. Dr. rer. nat. Drs. h.c. mult. Hubert Markl
Former President of the Max Planck Society
Emeritus Professor of Biology

Wolfgang Mayrhuber
Chairman of the Board of Management of Deutsche Lufthansa AG

Kerstin Michl
Employee of Munich Reinsurance Company

Prof. Karel Van Miert
Professor at the University of Nyenrode

Ingrid Müller
Employee of Munich Reinsurance Company

Prof. Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer
Chairman of the Supervisory Board of Siemens AG

Dr. e. h. Dipl.-Ing. Bernd Pischetsrieder
Chairman of the Board of Management of Volkswagen AG

Dr. rer. nat. Jürgen Schimetschek
Employee of Munich Reinsurance Company

Dr. jur. Dr. h. c. Albrecht Schmidt
Chairman of the Supervisory Board of Bayerische Hypo- und Vereinsbank AG (until 27 November 2005)

Dr. phil. Ron Sommer
Former Chairman of the Board of Management of Deutsche Telekom AG

Wolfgang Stögbauer
Employee of Munich Reinsurance Company

Josef Süßl
Employee of Munich Reinsurance Company

Judy Võ
Employee of Munich Reinsurance Company

Membership of the Supervisory Board committees

Personnel Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder

Standing Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder
Dr. Albrecht Schmidt
Josef Süßl

Audit Committee
Dr. Albrecht Schmidt (Chairman)
Hans-Georg Appel
Prof. Dr. Henning Kagermann
Dr. Hans-Jürgen Schinzler
Wolfgang Stögbauer

Conference Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder
Judy Võ

Other seats held by Board members

Board of Management[1]	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. jur. Nikolaus von Bomhard Chairman	ERGO Versicherungsgruppe AG* (Chairman)	–
Dr. rer. pol. Thomas Blunck (from 1 October 2005)	–	New Reinsurance Company, Geneva* (Chairman)
Georg Daschner	–	Münchener Rück Italia S. p. A., Milan* (Chairman)
Dr. jur. Heiner Hasford	Commerzbank AG D. A. S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG* ERGO Versicherungsgruppe AG* Europäische Reiseversicherung AG (Chairman) Nürnberger Beteiligungs-AG VICTORIA Lebensversicherung AG* VICTORIA Versicherung AG* WMF Württembergische Metallwarenfabrik AG	American Re Corporation, Wilmington, Delaware*
Stefan Heyd (until 31 December 2005)	EXTREMUS Versicherungs-AG Münchener und Magdeburger Agrarversicherung AG	–
Dr. rer. nat. Torsten Jeworrek	–	–
Christian Kluge	Karlsruher Versicherung AG (Chairman) Mercur Assistance AG Holding (Chairman)	–
John Phelan	–	American Re Corporation, Wilmington, Delaware* (Chairman) American Re-Insurance Company, Princeton* (Chairman) Munich Reinsurance Company of Canada, Toronto*
Dr. phil. Detlef Schneidawind (until 31 December 2005)	DKV Deutsche Krankenversicherung AG* Hamburg-Mannheimer Sachversicherungs-AG* Hamburg-Mannheimer Versicherungs-AG* Karlsruher Lebensversicherung AG (Chairman) Mecklenburgische Kranken Versicherungs-AG Mecklenburgische Leben Versicherungs-AG	Munich American Reassurance Company, Atlanta*
Dr. jur. Jörg Schneider	MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH*	American Re Corporation, Wilmington, Delaware*
Dr. oec. publ. Wolfgang Strassl (from 1 October 2005)	DKV Deutsche Krankenversicherung AG* Hamburg-Mannheimer Sachversicherungs-AG* Hamburg-Mannheimer Versicherungs-AG*	Munich American Reassurance Company, Atlanta*
Karl Wittmann	–	Jordan Ins. Co. p. l. c., Amman Saudi National Insurance Company E. C., Jeddah

[1] Status: 31 December 2005/1 January 2006 (in the case of members who have left the Board of Management, the information shows the status at the date of their departure).
*Own group company within the meaning of Section 18 of the German Stock Companies Act.

Supervisory Board[2]	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. jur. Hans-Jürgen Schinzler Chairman	Deutsche Telekom AG METRO AG	
Ulrich Hartmann	Deutsche Bank AG Deutsche Lufthansa AG E.ON AG (Chairman) Hochtief AG IKB Deutsche Industriebank AG (Chairman)	Henkel KGaA Arcelor S. A., Luxembourg
Prof. Dr. rer. nat. Henning Kagermann	DaimlerChrysler Services AG Deutsche Bank AG	
Prof. Dr. rer. nat. Drs. h. c. mult. Hubert Markl	Bayerische Motoren Werke AG	Sanofi-Aventis S. A., Paris Georg von Holtzbrinck GmbH
Wolfgang Mayrhuber	Bayerische Motoren Werke AG Eurowings Luftverkehrs AG Thomas Cook AG LSG Lufthansa Service Holding AG* Lufthansa Cargo AG* Lufthansa CityLine GmbH* (Chairman) Lufthansa Technik AG*	Heico Corporation, Miami Swiss International AG, Basle
Prof. Karel Van Miert	RWE AG	Agfa-Gevaert NV, Mortsel Anglo American plc, London De Persgroep, Asse Royal Philips Electronics NV, Amsterdam Solvay S. A., Brussels Vivendi Universal S. A., Paris
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer	Deutsche Bank AG Hochtief AG Siemens AG (Chairman) ThyssenKrupp AG Volkswagen AG	
Dr. e. h. Dipl.-Ing. Bernd Pischetsrieder	Dresdner Bank AG METRO AG Audi AG* (Chairman)	Tetra-Laval Group, Pully Scania AB, Södertälje* (Chairman) SEAT S. A., Barcelona*
Dr. jur. Dr. h. c. Albrecht Schmidt	Siemens AG	Thyssen'sche Handelsgesellschaft m. b. H.
Dr. phil. Ron Sommer	Celanese AG	Motorola Inc., Schaumburg Sistema, Moscow

[2] Status: 31 December 2005.
* Own group company within the meaning of Section 18 of the German Stock Companies Act.

(16) Remuneration and loans for Board members
In the year under review, after allocation to the appropriate periods, the remuneration of Munich Re's Board of Management showed an overall rise of T€6,324 or 39.6% from T€15,949 to €22,273. Of this, T€410 was attributable to an increase in the fixed components and T€3,803 to growth in the variable remuneration, mainly due to the good result for the year under review. In addition, with a comparable calculation approach for the long-term incentive plan, there was an increase of T€ 2,111 resulting largely from the appreciation in the share price.
Expenses for the total compensation of the members of the Company's Board of Management in the year under review amounted to T€29,804 (14,755), of which T€7,531 (1,786) is apportionable to previous years. This includes the remuneration components that Mr. Phelan received for his work as member of the Company's Board of Management, namely annual bonus and medium-term incentive plan, as well as his travel expenses from the USA to Munich. The accounting method for the long-term incentive plans was changed in 2005 from measurement at intrinsic value (difference between current share price and initial share price for the stock appreciation rights) to measurement at fair value. The latter takes into account not only the intrinsic value but also the possibility of growth in value up to the date of forfeiture or expiry of the rights and is determined on the basis of recognised valuation models, taking into account the exercise conditions. From now on, we will include the personal expenses for the stock appreciation rights granted in the year under review so that the stock appreciation rights granted are transparent and presented in relation to the correct periods. In addition, we show the

	2005		2004	
All figures in T€	For 2005	For prev. years	For 2004	For prev. years
Total remuneration[1]	22,273	7,531	12,969	1,786
Fixed components	5,775		5,365	
Basic remuneration	5,340		4,838	
Remuneration in kind/fringe benefits	435		527	
Statutory social benefits	22		20	
Voluntary social benefits	33		35	
Company car	100		97	
Healthcare	4		4	
Security measures	–		–	
Insurance	49		47	
Special remittances[2]	90		163	
Tax for remuneration in kind/fringe benefits	137		161	
Variable components	16,498	7,531	7,604	1,786
Annual bonus 2003				
Expenses[3]				1,635
Annual bonus 2004				
Allocation to provision			4,860	
Reduction of provision[4]		–71		
Annual bonus 2005				
Allocation to provision	7,682			
Medium-term incentive plan (2003–2005)[5]				
Allocation to provision	3,340		2,430	832
Long-term incentive plan[6]				
Personnel expenses for newly granted stock appreciation rights	5,476		314	
Personnel expenses for stock appreciation rights granted in previous years		7,602[7]		–681

[1] Presentation on an accruals basis as from 2005. The previous year's figures have been partially adjusted for comparative purposes.
[2] For example, gifts on special birthdays/anniversaries, travel expenses for Mr. Phelan (Princeton–Munich)
[3] Annual bonus payment for 2003 higher than estimated and reserved bonus payment.
[4] Annual bonus payment for 2004 lower than estimated and reserved bonus amount.
[5] The provisions for the medium-term incentive plan 2003–2005 total T€8,042 as at 31 December 2005.
[6] 2004 provisions shown on the basis of intrinsic value; as from 2005 personnel expenses shown on fair-value basis. Higher expenses in 2005 for previous years derive from one-off adjustment required.
[7] Thereof T€526 for the stock appreciation rights of retired members of the Board of Management, who were granted these rights during their period of active service on the Board.

personnel expenses incurred in the business year from the development of stock appreciation rights issued in previous years. The higher personnel expenses shown in 2005 for previous years derives primarily from the one-off adjustment required by the new accounting method. If the stock appreciation rights granted in 2004 had been measured using the new accounting method, the personnel expenses for these would have amounted to T€3,365. This figure compares with T€5,476 for 2005. The expenses incurred in 2005 for previous years would be reduced accordingly. Basic remuneration made up 24% of overall compensation for 2005, and remuneration in kind and fringe benefits amounted to 2%. The variable remuneration includes allocations to provisions for the annual bonus probable on the basis of current estimates, for the medium-term incentive plan and the long-term incentive plans. Whether these amounts will actually be paid out to the Board members, and if so how high the sums will be, is not yet certain and will depend on the degree to which individual objectives are achieved, and on the exercise conditions of the long-term incentive plans. In accordance with the plan conditions, no payments were made under the medium-term incentive plan in the business year.
Munich Re shares have been acquired to cover future obligations arising from the long-term incentive plans so as to neutralise the expenses resulting from a growth in value of the stock appreciation rights with an increase in the value of the share portfolio.
In 2005, the average level of provision for the pension entitlements of the members of Munich Re's Board of Management amounted to 40% (38%) of basic remuneration. Personnel expenses of T€1,618 (2,158) were incurred for the increase in the pension obligations for active members of the Board of Management. As at 31 December 2005, the pension provisions and provisions for comparable benefits for the active members of the Board of Management amounted to T€33,595 (30,409).
Payments to retired members of the Board of Management or their surviving dependants totalled T€4,271 (4,258). Personnel expenses of –T€18 (+1,324) were incurred for the increase in the pension provisions and provisions for comparable benefits of retired members of the Board of Management. As at 31 December 2005, the pension provisions and provisions for comparable benefits for former members of the Board of Management amounted to T€50,999 (51,731).
The remuneration of the Supervisory Board was restructured by resolution of the 2005 Annual General Meeting. With effect from the business year 2005, it provides for a fixed remuneration component of T€45 (instead of the previous T€25) and a variable result-related (instead of dividend-related) remuneration component. The remuneration of members of the Supervisory Board in the year under review totalled T€1,865 (1,799). This includes variable remuneration of T€677 (1,168).
The members of the Supervisory Board and Board of Management did not receive any cash advances or loans in the year under review; no contingent liabilities have been entered into on their behalf.

(17) Number of staff

The number of staff employed by the Company in Munich and at its offices abroad in the business year 2005 averaged 3,433 (3,265).

(18) Auditor's fees

The following fees have been recognised as an expense in the business year for the auditor of the financial statements pursuant to Section 319 para. 1 sentences and 1 and 2 of the German Commercial Code:

	2005 T€
Audits of financial statements	774
Other assurance and appraisal services	142
Tax consultancy services	446
Other services	2,378
Total	**3,740**

KPMG has supported Munich Re in connection with the Gloria project, primarily with assurance and appraisal services, e.g. in relation to the migration of data and the examination of control concepts. In addition, KPMG's services have included professional consultancy in the design of the requisite processes prior to Munich Re's own development of systems and their subsequent implementation. The expenses for this work are shown under "other services".

(19) Contingent liabilities, other financial commitments

The Company has given a customary market guarantee and a guarantee required by supervisory law for the liabilities of one foreign subsidiary.
For three foreign subsidiaries, guarantees have been given in connection with a loan obligation of US$ 250m and two rent guarantees of US$ 1m and £0.5m.
Besides this, in conjunction with a sale of shares, the Company has assumed a liability towards the purchaser totalling a maximum of £2m.
The transfer to ERGO of part of the income from the subordinated bonds issued by Munich Re Finance B.V. results in a contingent liability of €386m for the Company.
Otherwise, there are no contingent liabilities of significance for the assessment of the Company's financial position.
There are other financial commitments amounting to €607.8m. These result mainly from open forward exchange transactions (€576m) and various agency agreements concluded by the Company.

(20) Declaration of compliance with the German Corporate Governance Code as per Section 161 of the German Stock Companies Act

"Between the last declaration of compliance in December 2004 and 20 July 2005, Munich Re fulfilled the recommendations of the Government Commission's German Code of Corporate Governance in the version of 21 May 2003, with the exception stated below. Since 21 July 2005, Munich Re has fulfilled the recommendations of the Government Commission's German Code of Corporate Governance in ↗ the version of 2 June 2005 (published on 20 July 2005) and will continue to fulfil these recommendations, with the exception stated below:

- Item 4.2.4 sentence 2
  For the business year 2004, the remuneration of the members of Munich Re's Board of Management was shown in detail for the whole Board in the notes to the consolidated financial statements, broken down according to fixed compensation, performance-related components and components with long-term incentive effect, although not individualised as recommended by the German Code of Corporate Governance. For the business year 2005, too, the Board of Management's remuneration will be published in detail for the whole Board but not individualised."

(21) Proposal for appropriation of profit

The net retained profits at the disposal of the Annual General Meeting amount to €711,698,722.30.
We propose that this amount be appropriated as follows: distribution of a dividend of €3.10 on each share entitled to dividend, with the amount apportionable to own shares being carried forward to new account. Up to the Annual General Meeting the number of shares entitled to dividend may decrease or increase through the further acquisition or sale of own shares. In this case, a suitably modified proposal for the appropriation of the profit, with a dividend of €3.10 per share entitled to dividend, will be made to the Annual General Meeting.

Munich, 24 February 2006

The Board of Management

Auditor's report

The following is a translation of the auditor's opinion in respect of the original German financial statements and management report:

We have audited the financial statements prepared by the Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, comprising the balance sheet, the income statement, and the notes to the financial statements, together with the bookkeeping system and management report for the business year from 1 January 2005 to 31 December 2005. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law and supplementary provisions in the Articles of Association are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Section 317 of the German Commercial Code and German generally accepted standards for the audit of financial statements promulgated by the German Institute of Certified Accountants (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with the principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München in accordance with principles of proper accounting. The management report is consistent with the annual financial statements and as a whole provides a suitable view of the Company's position and suitably presents the opportunities and risks of future development

Munich, 3 March 2006

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Herbert Loy	Dr. Frederik Boetius
Wirtschaftsprüfer	Wirtschaftsprüfer
(Certified public accountant)	(Certified public accountant)

Königinstrasse 107
80802 München
Germany
http://www.munichre.com

Responsible for content
Accounting
Corporate Communications

Editorial deadline: 24 February 2006

Picture credits
Jörg Koopmann, Ulrike Myrzik + Manfred Jarisch, Munich, cover
Karsten de Riese, Bairawies, p. 3

Printed by
Druckerei Fritz Kriechbaumer
Wettersteinstrasse 12
82024 Taufkirchen/München
Germany

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany

Order number 302-04809

TAB 5

Munich Re Group Quarterly Report

Münchener Rück
Munich Re Group



Supervisory Board

Dr. Hans-Jürgen Schinzler (Chairman)

Board of Management

Dr. Nikolaus von Bomhard (Chairman)

Georg Daschner

Dr. Heiner Hasford

Stefan Heyd

Dr. Torsten Jeworrek

Christian Kluge

John Phelan

Dr. Detlef Schneidawind

Dr. Jörg Schneider

Karl Wittmann

125 years
Preferred partner in risk

Key figures for the Munich Re Group

		Q1 2005	Q1 2004	Change in %
Gross premiums written	€m	**10,160**	10,358	–1.9
Result before amortisation of goodwill	€m	**1,132**	962*	17.7
Consolidated result	€m	**688**	543*	26.7
Thereof attributable to minority interests	€m	**12**	9	33.3
Earnings per share	€	**2.96**	2.33	27.0

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

		31.3.2005	31.12.2004	Change in %
Investments	€m	**179,328**	178,132	0.7
Shareholders' equity	€m	**21,339**	20,737*	2.9
Net underwriting provisions	€m	**158,386**	154,327	2.6
Staff		**40,846**	40,962	–0.3
Share price	€	**92.94**	90.45	2.8

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Contents

To our shareholders 2

Key parameters 5

Business experience from 1 January to 31 March 2005
- Reinsurance 6
- Primary insurance 8
- Asset management 10

Prospects 12

Financial statements as at 31 March 2005 14

Important dates 32

To our shareholders



Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

Dear Shareholders,

Less than two weeks before publication of this quarterly report, my colleagues on the Board of Management and I reported to you on your Company at Munich Re's Annual General Meeting. We answered your questions and dealt with the points you raised. However, on 28 April I was unable to give you any information on the results for the first quarter of 2005, it being less than a month since the quarter had ended. We now have data of the requisite quality and accuracy for this.

As you know, we want to make the development of our business transparent for you as promptly as we can. In reporting now, in the first half of May, we have reached the limits of what is possible.

The advances made in prompt reporting are the result of a continual improvement in our consolidated accounting and require the appropriate infrastructures and systems. The related processes have been developed and operate in the background, more or less invisible for you. They nevertheless have a high priority for us. For along with controlling and actively managing risk as the underlying object of our business, I see the continual optimisation of administration systems – and especially methods and tools for business management – as one of the "cardinal virtues" that a successful insurer or reinsurer must possess. And accounting is at the very heart of this.

It is well known that quarterly figures, particularly for a reinsurer, are only of limited value, and this applies even more to the results of the first quarter of each business year. You have a legitimate claim to up-to-date information, but unfortunately it is not possible to give any really well-founded projections for the course of the whole business year after the first three months of the risk period. Renewed evidence of this was provided by our experience last year: it was not until well into the second half of the business year that an accumulation of severe natural catastrophes occurred, exceeding the statistical expectation for a single year.

Please bear this in mind when reading the figures in this quarterly report. They lie within the expected ambitious corridor for both primary insurance and reinsurance. The quarterly profit of €688m is extremely pleasing. The only slight aberration is that in reinsurance, unlike in the last three years, we have recorded higher claims costs for major losses in the first three months, including €70m from the European winter storm Erwin and €35m from the Madrid skyscraper fire. At 96.5% (96.3%), the combined ratio in property-casualty reinsurance is therefore slightly higher than in the comparable period last year, though still better than our target of 97% for the business year as a whole. It speaks for the quality of our basic business, which we improved further overall in the renewals of reinsurance treaties for 2005, that a higher incidence of major losses is only marginally apparent in the combined ratio. The most recent treaty renewals in Japan and Korea also went according to plan. I have thus no reason to doubt that we are on course for achieving our profitability objective, with a return on equity of 12% after taxes on income in the business year 2005.

Ladies and gentlemen, Munich Re's 125th anniversary is an ideal occasion to demonstrate once again that we do not just pay lip service to the idea of social responsibility, which is something to which we have always felt committed. Therefore, at a gala event on 7 April 2005, we publicly announced the creation of the Munich Re Foundation with a capital of €50m. After 125 years of successful operations around the globe, our aim with this foundation is to give something back to people throughout the world who are threatened by a wide spectrum of risks. In the course of Munich Re's history, we have built up a unique fund of knowledge and outstanding competence in all aspects of risk. We want to share this knowledge and utilise it even more widely for the benefit of society.

The foundation will support projects that contribute to the better management of global risks arising from developments such as population growth, urbanisation, water scarcity, and climate and environmental changes. This year, the foundation will be setting up a "Munich Re Foundation Chair on Social Vulnerability" at the UN University's Institute for Environment and Human Security in Bonn. This will concern itself with topics like risk perception and disaster prevention among people and societies of different cultures. The foundation intends to help examine overarching aspects of these and related issues from various perspectives in order to then work out sustainable solutions for risk management.

On the occasion of our anniversary, we are also presenting risk from another angle. The exhibition "CHANCE : RISIKO" can be viewed at the Haus der Kunst in Munich from 1 July to 1 November 2005. The exhibition shows risk as something that accompanies us throughout our lives. It aims to open people's eyes to the need to approach the risks we are exposed to every day with an open mind in order to reduce threats and grasp opportunities. I very much hope you have the chance to visit this exhibition.

You see, in our anniversary year, risk continues to be at the centre of everything, in keeping with our motto of turning risk into value. With this simple, clear business model, we aim to ensure that we meet your expectations of a sustained adequate return and growth in the capital you have invested in Munich Re.

Yours sincerely,



Key parameters

- **Robust but slightly decelerating economic growth worldwide**
- **Growth driven by USA and Asia**
- **Further interest-rate increases in the USA**

As expected, growth in the global economy has slowed slightly compared with last year. The eurozone has again produced few impulses, whereas the USA continues to show vigorous economic development.

Favoured by a supportive fiscal and monetary policy, seasonally adjusted GDP in the USA increased in real terms at an annualised rate of 3.1% according to initial estimates, albeit below the figure of 4.4% for 2004 as a whole.

In the eurozone, early indicators signal only subdued economic activity in the first quarter. The performance of the economy in Germany is still below par. In April, the German ifo business climate index – much heeded as an early indicator – declined for the third time in succession. This is probably due not least to the increase in the number of unemployed to over five million in the first quarter, even though this figure is partly attributable to statistical changes (Hartz IV reform). As in the global economy as a whole, growth in the emerging markets remained robust. Strong impulses continue to come from China and the economy in Japan picked up compared with the situation at the end of last year.

As a result of high demand and limited supply, the oil price maintained its upward trend, reaching over US$ 53 per barrel in March and thus even surpassing its record high of last autumn.

On the foreign exchange markets, the US dollar recovered somewhat compared with the beginning of the year and stood at US$ 1.30 per euro on 31 March. Given the dynamics of the US economy, the Federal Reserve continued its policy of increasing the federal funds rate with quarter per cent rises to 3.00%, whereas the European Central Bank left its main refinancing interest rate unchanged at 2.00%. In this environment, long-term interest rates rose further in the USA, whilst in Germany they barely changed compared with the start of the year.

The most important European and Asian share price indices moved upwards, especially in February, and despite a weaker March closed the quarter slightly up on their position at the beginning of the reporting period. Share prices in the USA, on the other hand, fell slightly in the first three months of the year, despite also showing a positive trend in February.

For the rest of the year, we expect the economy in the USA to slow down further, owing to waning impulses from monetary and fiscal policy. Parallel to this, there is likely to be a moderate decline in the growth rate of emerging-market economies. In the eurozone, too, we have to reckon with only subdued economic growth owing to the slowdown in export demand. Major risk factors for the world economy continue to be substantial global imbalances, such as the high US current account deficit, and geopolitical threats.

Business experience from 1 January to 31 March 2005

Reinsurance

- **Successful round of renewals at 1 January 2005**
- **Selective underwriting policy still geared to profitability**
- **Premium volume therefore slightly down**
- **Good combined ratio of 96.5% despite above-average claims costs for major losses**
- **Pleasing Group result of €601m**

Following last year's excellent result, the Munich Re Group's reinsurance business also performed pleasingly in the first quarter of 2005. This is reflected in the operating result which, at €942m (790m)*, remains at a high level. The consolidated result after finance costs and taxes on income totalled €601m (503m).

Our annual renewals of reinsurance treaties as at 1 January 2005 remained characterised by a selective, profitability-oriented underwriting policy. We continue to be willing to sacrifice premium volume where conditions are unsatisfactory or prices are not risk-adequate.

Although reinsurance capacities are rising due to the currently positive market environment, the significant improvements in prices or conditions from prior renewals have proven necessary and therefore sustainable in most insurance markets and lines of business. Nevertheless, premiums came under pressure in property insurance, particularly with claims-free treaties, whereas the pricing structure in liability, personal accident and marine insurance remained largely unchanged. Premiums for natural hazards covers in the regions most recently affected rose in part, buoyed by the considerable natural catastrophe losses of the previous year, which once again served as a reminder of the necessity for risk-adequate prices and conditions. We improved the risk structure of our portfolio and with it our earnings quality.

As a consequence of our selective underwriting policy, our premium income of €5.8bn (6.2bn) was 5.3% below the previous year's level. The strong euro continued to have a slightly curbing effect; without the effects of changes in exchange rates, the decline would have been only 4.8%. In the life and health segment, our premium income of €1.92bn reached almost the same high level as last year (€1.94bn). In health reinsurance, isolated cancellations and reductions in shares led to a decline in premium, whereas in life business there was a small rise. Premium reductions in property-casualty reinsurance caused income to fall by 7.5% to €3.9bn (4.2bn). There were two main reasons for this: the scheduled withdrawal from the net quota share treaty with Royal & SunAlliance, which was not renewed at 1 January 2005, and the termination of US business in areas where we could not implement our requirements with regard to prices and conditions. We partially offset these losses in premium by acquiring attractive new business in Asia.

Gross premiums by division Q1 2005


Special and Financial Risks 7% (8%)
Corporate Underwriting/Global Clients 17% (20%)
North America 11% (12%)
Asia, Australasia, Africa 9% (7%)
Life and Health 34% (32%)
Europe 1 9% (10%)
Europe 2/Latin America 13% (11%)

*The following principle applies to the reporting: figures relating to previous periods have been adjusted owing to the first-time application of IAS 1 (rev. 2003). For details, please see notes on recognition and measurement.

Compared with the respective reporting periods in prior years, the underwriting result in the property-casualty segment was characterised by countervailing trends. Whilst we had not been affected by natural catastrophe losses in the first quarters of the last three years, losses from the winter storm Erwin, which hit northern Europe at the beginning of January 2005, impacted our quarterly result with about €70m. The fire in Madrid's Windsor Tower caused another major loss of €35m. In credit business, which performed well in the previous year, we had to cope with major losses at the beginning of 2005. In our property-casualty business, these above-average costs for major losses were offset by the distinct improvements in the quality of our portfolio. The combined ratio stood at 96.5% (96.3%) at the end of the first three months of the business year, and was thus within our target of 97% for 2005 as a whole.

Our reinsurers' investment result amounted to €1,014m (771m) in the first quarter. It was mainly influenced by lower writedowns and losses on disposals, and by higher gains on the disposal of investments as part of the reduction of our portfolio of participating interests.

Reinsurance

		Q1 2005	Q1 2004
Gross premiums written	€bn	**5.8**	6.2
Loss ratio non-life	%	**69.1**	68.9
Expense ratio non-life	%	**27.4**	27.4
Combined ratio non-life	%	**96.5**	96.3
Thereof natural catastrophes	Percentage points	**2.4**	–
Result before amortisation of goodwill	€m	**942**	809

		31.3.2005	31.12.2004
Investments	€bn	**81.9**	81.2
Net underwriting provisions	€bn	**60.3**	58.2

Primary insurance

- **Despite the harsh winter, combined ratio under 100%**
- **Investment result significantly improved**
- **Group result of €121m markedly higher than in the same period last year**

The primary insurers in the Munich Re Group – in particular ERGO, Karlsruher, Europäische Reiseversicherung and the Watkins Syndicate – made a satisfactory start to the year. The operating result improved to €198m (126m) compared with the same period last year. At €121m (55m) after finance costs and taxes on income, the consolidated result was also markedly higher than in the same quarter last year.

Premiums across all classes of business remained at last year's level of €4.9bn. In the life and health segment, growth amounted to more than 3.9%, whereas premiums in property-casualty (including legal expenses insurance) declined by 6.3%. The combined ratio was 99.1%, partly due to the harsh winter and several windstorms in northern and eastern Europe.

Gross premiums by class of insurance Q1 2005


Property-casualty 32% (34%)
Legal expenses 5% (5%)
Life 37% (37%)
Health 26% (24%)

Compared with the same period in the previous year, our life insurers recorded premium income of €1.84bn (1.83bn) in the first quarter of 2005. This 0.4% increase is also due to the good new regular-premium business acquired in our home market of Germany in the fourth quarter of 2004, which now influences our written premiums. The anticipatory effects in the run-up to the German Retirement Income Act were followed – as expected – by a decline in new business at the beginning of 2005, especially since agents were being trained for the new products arising from this Act. We doubled the amount of new business in unit-linked products. Partly for this reason, the increase in overall premium income was considerably higher than in premiums written.

In the growth market of company pensions insurance, corporate pensions schemes were again the most popular product. Here, written premiums and new business grew strongly. We are excellently positioned in this area thanks to the corporate pension schemes of Victoria and Hamburg-Mannheimer. The new legal provisions applying to the German life insurance market offer huge potential for further sustained growth, among other things because Germany has a substantial amount of catching-up to do with regard to supplementing state pension insurance with private and company pension products.

In health insurance, our premium income rose significantly by 9.2% to €1.3bn (1.2bn) in the first quarter of 2005. Especially in Germany, we appreciably expanded our portfolio of supplementary benefits compared with the same period last year. Here, the consequences of the gaps in the state health insurance coverage are becoming increasingly obvious, as is the success of our companies' cooperation with statutory health insurers.

The integration of Zürich Krankenversicherung AG in DKV Deutsche Krankenversicherung AG was finalised in the first quarter of the year. The corresponding entries in the commercial registers of Cologne and Berlin made the legal merger effective.

In property-casualty insurance, premium income fell to €1.8bn (1.9bn), this decline being chiefly attributable to changes in premium due dates at Watkins Syndicate. In motor insurance, price competition intensified. Even if we introduce a new tariff in summer that takes greater account of customers' individual risk aspects, we will remain true to our principle of "profitability before growth".

The harsh winter and storms of the last few months had a considerable impact on overall claims development. Therefore and due to a temporary increase in the expense ratio, the combined ratio for property-casualty business (including legal expenses insurance) was higher at 99.1% (95.4%).

The investment result improved substantially, totalling €1.5bn compared with €1.1bn in the first quarter of 2004. In March, ERGO sold its 9.2% stake in BHW to Deutsche Postbank AG, thereby consistently cutting back its investments in the financial sector. At the same time, it entered into a marketing cooperation with Postbank AG. Postbank's 400 financial planners now also sell the insurance products offered by the Hamburg-Mannheimer companies and DKV as well as the fund products provided by our asset manager MEAG. The fund products are also available on Postbank's internet platform and from its call centres.

Primary insurance

		Q1 2005	Q1 2004
Gross premiums written	€bn	**4.9**	4.9
Loss ratio property-casualty	%	**61.9**	59.6
Expense ratio property-casualty	%	**37.1**	35.0
Combined ratio property-casualty	%	**99.0**	94.6
Combined ratio legal expenses	%	**99.6**	98.5
Combined ratio property-casualty including legal expenses	%	**99.1**	95.4
Result before amortisation of goodwill	€m	**198**	162

		31.3.2005	31.12.2004
Investments	€bn	**115.1**	115.2
Net underwriting provisions	€bn	**98.1**	96.1

Key figures of the ERGO insurance Group

		Q1 2005	Q1 2004
Gross premiums written	€m	**4,337**	4,203
Investment result	€m	**1,354**	1,046
Expenses for claims and benefits	€m	**3,759**	3,458
Operating expenses	€m	**796**	670
Loss ratio property-casualty	%	**61.2**	59.5
Expense ratio property-casualty	%	**35.3**	33.3
Combined ratio property-casualty	%	**96.5**	92.8
Combined ratio legal expenses	%	**99.6**	98.5
Combined ratio property-casualty including legal expenses	%	**97.3**	94.1
Result before amortisation of goodwill	€m	**147**	150
Consolidated result	€m	**69**	55

		31.3.2005	31.12.2004
Investments	€m	**96,739**	97,001
Shareholders' equity	€m	**3,691**	3,508
Net underwriting provisions	€m	**85,901**	84,234

Asset management

- **Gains in European equities**
- **Sideways movement in the bond markets**
- **Investment result influenced above all by realised capital gains**

The international stock markets made a good start to the new year, although the gains on the European bourses contrasted with moderate losses on the US stock markets. Good company results and a favourable valuation based on the price/earnings ratio have made equity investments in Europe attractive, despite the strong increase in the oil price. The leading share price index for the eurozone, the EURO STOXX 50, closed the quarter at 3,056 points, just under 4% above the level registered at the beginning of the year.

In the USA, the clear rise in capital market interest rates prevented equities from performing positively in the first quarter. The S&P 500, the lead index of the US markets, fell 31 points to 1,181 in the same period of time, a decrease of just under 3%.

The bond markets also recorded gains at the beginning of the year. Emerging fears of inflation and rising Federal Reserve interest rates in the USA triggered a turnaround on the bond market starting in February. In the first quarter, the interest rates for ten-year US government bonds rose by 25 basis points to 4.48%. Compared with the low in February, they climbed by as much as 50 basis points.

Despite weaker economic dynamics, interest rates in the eurozone rose in the US lead markets' undertow, albeit only momentarily. At the end of the quarter, the yields on ten-year German government bonds, which are significant for the eurozone, stood at 3.62%, dipping below the level of 3.68% registered at the beginning of the year. In February, they temporarily fell to 3.44%.

Investment mix

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**31.3. 2005**	31.12. 2004	**31.3. 2005**	31.12. 2004	**31.3. 2005**	31.12. 2004	**31.3. 2005**	31.12. 2004	**31.3. 2005**	31.12. 2004	**31.3. 2005**	31.12. 2004
Real estate	**695**	731	**789**	928	**5,152**	6,634	**191**	710	**29**	43	**6,856**	9,046
Investments in affiliated enterprises	**14**	14	**17**	16	**46**	45	**68**	69	**12**	14	**157**	158
Investments in associated enterprises	**556**	625	**656**	753	**1,786**	1,726	**591**	543	**79**	78	**3,668**	3,725
Loans	**41**	40	**35**	34	**21,497**	19,279	**974**	929	**26**	28	**22,573**	20,310
Other securities held to maturity	**–**	–	**–**	–	**507**	518	**42**	44	**–**	–	**549**	562
Other securities available for sale												
– Fixed-interest	**15,832**	15,230	**24,316**	24,707	**56,652**	57,791	**4,588**	4,533	**64**	9	**101,452**	102,270
– Non-fixed-interest	**4,658**	4,373	**5,790**	5,473	**11,033**	10,822	**1,922**	1,999	**19**	19	**23,422**	22,686
Other securities held for trading												
– Fixed-interest	**–**	–	**–**	–	**62**	61	**308**	290	**–**	–	**370**	351
– Non-fixed-interest	**–**	–	**–**	–	**–**	–	**4**	5	**–**	–	**4**	5
– Derivatives	**63**	54	**71**	61	**242**	186	**8**	–	**–**	–	**384**	301
Other investments	**7,074**	6,818	**8,220**	8,354	**3,127**	2,913	**424**	260	**1,048**	373	**19,893**	18,718
Total	**28,933**	**27,885**	**39,894**	**40,326**	**100,104**	**99,975**	**9,120**	**9,382**	**1,277**	**564**	**179,328**	**178,132**

* After elimination of intra-Group reinsurance across segments.

Investment mix as at 31.3.2005 (31.12.2004)


Miscellaneous investments 12% (12%)
Shares and equity funds 12% (12%)
Fixed-interest securities 57% (58%)
Real estate 4% (5%)
Participating interests 2% (2%)
Loans 13% (11%)

As at 31 March 2005, the Munich Re Group's investments amounted to €179.3bn (178.1bn).

Our investment result in the first quarter totalled €2.5bn (1.9bn), a rise of 32.5%. This development was due in particular to the substantial increase in the result of disposals and a lower burden from writedowns on non-fixed-interest securities.

Since the yields on ten-year German government bonds at the end of the quarter closed at nearly the same level as at the beginning of the year, changes in market value had only a minor impact. The increase in interest rates on ten-year US government bonds in the first quarter of 2005 led to price losses on the bond market, but these were offset by price gains on the stock market.

In the first quarter of 2005, our asset management company MEAG posted improved net inflows from third-party business with retail funds compared with the same period last year. The success of retail business was mainly ascribable to above-average sales of bond funds. MEAG has assets under management of €2.4bn (2.3bn) in retail funds; in institutional business, investments as at 31 March 2005 stood at €2.5bn (2.3bn). As the asset manager of nearly all the investments of the insurance companies and corporate pension schemes belonging to the Munich Re Group, MEAG is familiar with the complex requirements of sophisticated clients. It once again also demonstrated this strength to other institutional investors in the market.

Prospects

- **Positive outcome of treaty renewals at beginning of April**
- **Decrease in premium income in reinsurance and moderate growth in primary insurance**
- **Overall premium volume of around €37.6bn expected**
- **RoE target of 12% after taxes on income**

There are various reasons why the quarterly results of insurance companies, including Munich Re, are not a suitable indicator for the results of the business year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they randomly and unforeseeably occur. Late-reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. Furthermore, gains and losses on the disposal of investments and writedowns on investments do not follow a regular pattern. Consequently, our quarterly figures do not provide more than significant pointers to the result for the year that may be expected.

Reinsurance

Following the pleasing outcome of the treaty renewals at 1 January 2005, we again focused on risk-adequate prices and conditions in the renewals in Japan and Korea at the beginning of April. In loss-affected sectors, we were able to increase prices, as expected. This was particularly necessary in property insurance. In the case of claims-free treaties, however, rates have come under pressure in some instances. Nevertheless, despite rising capacities worldwide, we have in general observed stable development and market behaviour commensurate with the risks, so that we expect a slight increase in premium income in both markets.

For the forthcoming renewals at 1 July for portions of the US and Latin American business and at 1 October for other US business, we expect competition and thus pressure on prices and conditions to persist. This applies especially to the US market, which is characterised by fiercer competition and greater volatility than in Europe, with a short-term-oriented buyer mentality. As everywhere, however, development will be very dependent on the particular classes of business, regions and client groups and may therefore vary strongly. With our underwriting experience, long-standing close ties with clients and well-diversified portfolio, we are well equipped for these challenges.

As far as loss reserves for past underwriting and accident years are concerned, there are still uncertainties in the USA, with a pronounced scope for estimation in individual lines of liability insurance business and particularly with regard to asbestos-related diseases.

If claims costs remain within normal bounds and we are not affected by major burdens from earlier underwriting years, our target for the year as a whole is a combined ratio of below 97%.

Barring any exceptional movements in exchange rates, we expect our premium income for 2005 to show a marginal fall of 4.1% to €21.5bn. Given unchanged parameters, our premium volume should have bottomed out at this level. We do not currently expect further reductions in premium income in the following years. Even so, if necessary we would be prepared to accept additional losses in premium as a side effect of our strictly profit-oriented underwriting policy.

Primary insurance

In life insurance, we are proceeding on the assumption that the level of new business will gradually return to normal in the second quarter, after the decline in the first few months of the year. The legal and fiscal parameters that now exist for policyholders in Germany are certainly still attractive. Thus, besides company pension schemes, traditional annuity insurances and "basic" and "Riester" pensions will increase in importance. We will do our utmost to reach last year's high level, or at least come close to it. In health insurance, we should maintain the good growth of the first quarter.

In the property-casualty segment, including legal expenses insurance, our combined ratio has been excellent for many years, and we aim to keep it at well below 100%, despite the increasing competition. Our target is a rate of 95%.

We expect total premium income for primary insurance as a whole to rise by 2.7% to €18.0bn.

All in all, we anticipate further improvements in the good underwriting business in primary insurance, which *should continue to have a positive impact on the result.* We have absorbed the exceptional effects of recent years, especially those emanating from the capital markets, and the ERGO Group's cost-reduction programme will make itself fully felt as from this year, as planned, with an annual savings volume of €300m. In addition, ERGO's new management structure provides the basis for further improvements in efficiency.

Group

For the Munich Re Group as a whole, we estimate that *premium volume for 2005 will total around €37.6bn*, comprising a reduction in reinsurance and a moderate increase in primary insurance. The goal for our investments is a return of 4.5%.

The most important objective of our operations is the profitability of the capital employed: with our consolidated result, we aim to earn a return on equity (including minority interests) of 12%. It is, however, too early for a reliable result forecast at this stage.

Munich, May 2005

The Board of Management

Consolidated balance sheet as at 31 March 2005

Assets				31.12.2004		Change
	€m	**€m**	**€m**	€m	€m	%
A. Intangible assets						
I. Goodwill		**3,192**		3,144	48	1.5
II. Other intangible assets		**1,210**		1,243	–33	–2.7
			4,402	4,387	15	0.3
B. Investments						
I. Real estate		**6,856**		9,046	–2,190	–24.2
II. Investments in affiliated enterprises and associated enterprises		**3,825**		3,883	–58	–1.5
III. Loans		**22,573**		20,310	2,263	11.1
IV. Other securities						
1. Held to maturity	**549**			562	–13	–2.3
2. Available for sale	**124,874**			124,956	–82	–0.1
3. Held for trading	**758**			657	101	15.4
		126,181		126,175	6	0.0
V. Other investments						
1. Deposits retained on assumed reinsurance	**14,602**			14,530	72	0.5
2. Miscellaneous	**3,867**			2,869	998	34.8
		18,469		17,399	1,070	6.1
			177,904	176,813	1,091	0.6
C. Investments for the benefit of life insurance policyholders who bear the investment risk			**1,424**	1,319	105	8.0
D. Ceded share of underwriting provisions			**7,185**	6,964	221	3.2
E. Receivables			**8,850**	8,683	167	1.9
F. Cash with banks, cheques and cash in hand			**2,628**	2,027	601	29.6
G. Deferred acquisition costs			**8,574**	8,396	178	2.1
H. Deferred tax			**4,542**	4,326	216	5.0
I. Other assets			**4,023**	1,876	2,147	114.4
Total assets			**219,532**	**214,791**	**4,741**	**2.2**

Equity and liabilities			31.12.2004		Change
	€m	**€m**	€m	€m	%
A. Shareholders' equity					
I. Issued capital and capital reserve	**7,388**		7,388	–	–
II. *Revenue reserves*	**8,800**		7,018	1,782	25.4
III. Other reserves	**3,953**		3,957	–4	–0.1
IV. Consolidated result attributable to Munich Re shareholders	**676**		1,833	–1,157	–63.1
V. Consolidated result attributable to minority interests	**522**		541	–19	–3.5
		21,339	20,737*	609	2.9
B. *Subordinated liabilities*		**3,406**	3,393	13	0.4
C. Gross underwriting provisions					
I. Unearned premiums	**6,926**		5,874	1,052	17.9
II. Provision for future policy benefits	**103,265**		101,926	1,339	1.3
III. Provision for outstanding claims	**44,339**		42,839	1,500	3.5
IV. Other underwriting provisions	**9,617**		9,324	293	3.1
		164,147	159,963	4,184	2.6
D. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders		**1,424**	1,328	96	7.2
E. Other accrued liabilities		**3,689**	3,450	239	6.9
F. Liabilities					
I. Notes and debentures	**2,279**		2,242	37	1.7
II. *Other liabilities*	**16,080**		16,612	–532	–3.2
		18,359	18,854	–495	–2.6
G. Deferred tax liabilities		**7,099**	7,041	58	0.8
H. Other deferred items		**69**	25	44	176.0
Total equity and liabilities		**219,532**	**214,791**	**4,741**	**2.2**

*Adjusted owing to first-time application of IAS 1 (rev. 2003). For details, please see notes on recognition and measurement.

Consolidated income statement for the period 1 January to 31 March 2005

Items	Q1 2005	Q1 2004 (adjusted)*		Change
	€m	€m	€m	%
1. Gross premiums written	**10,160**	10,358	–198	–1.9
2. Net earned premiums	**8,817**	9,050	–233	–2.6
3. Investment result	**2,457**	1,854	603	32.5
Thereof:				
– Income from associated enterprises	**64**	74	–10	–13.5
4. Other income	**318**	352	–34	–9.7
Total income (2–4)	**11,592**	11,256	336	3.0
5. Net expenses for claims and benefits	**7,813**	7,873	–60	–0.8
6. Net operating expenses	**2,256**	2,135	121	5.7
7. Other expenses	**391**	286	105	36.7
Total expenses (5–7)	**10,460**	10,294	166	1.6
8. Result before amortisation of goodwill	**1,132**	962	170	17.7
9. Amortisation of goodwill	**–**	55	–55	–100.0
10. Operating result	**1,132**	907	225	24.8
11. Finance costs	**103**	112	–9	–8.0
12. Taxes on income	**341**	252	89	35.3
13. Consolidated result	**688**	543	145	26.7
Thereof:				
– Attributable to Munich Re shareholders	**676**	534	142	26.6
– Attributable to minority interests	**12**	9	3	33.3

	Q1 2005	Q1 2004		Change
	€	€	€	%
Earnings per share	**2.96**	2.33	0.63	27.0

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Consolidated income statement (quarterly breakdown)

Items	Q1 2005	Q4 2004 (adjusted)*	Q3 2004 (adjusted)*	Q2 2004 (adjusted)*	Q1 2004 (adjusted)*
	€m	€m	€m	€m	€m
1. Gross premiums written	**10,160**	9,139	9,256	9,318	10,358
2. Net earned premiums	**8,817**	9,318	9,055	9,111	9,050
3. Investment result	**2,457**	2,311	1,667	2,209	1,854
Thereof:					
– Income from associated enterprises	**64**	–462	24	33	74
4. Other income	**318**	270	263	231	352
Total income (2–4)	**11,592**	11,899	10,985	11,551	11,256
5. Net expenses for claims and benefits	**7,813**	7,820	8,008	7,935	7,873
6. Net operating expenses	**2,256**	2,545	2,097	2,070	2,135
7. Other expenses	**391**	921	291	336	286
Total expenses (5–7)	**10,460**	11,286	10,396	10,341	10,294
8. Result before amortisation of goodwill	**1,132**	613	589	1,210	962
9. Amortisation of goodwill	**–**	172	51	66	55
10. Operating result	**1,132**	441	538	1,144	907
11. Finance costs	**103**	103	104	107	112
12. Taxes on income	**341**	24	48	388	252
13. Consolidated result	**688**	314	386	649	543
Thereof:					
– Attributable to Munich Re shareholders	**676**	306	365	628	534
– Attributable to minority interests	**12**	8	21	21	9

	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
	€	€	€	€	€
Earnings per share	**2.96**	1.34	1.60	2.75	2.33

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Changes in Group shareholders' equity

	Shareholder's equity attributable to Munich Re shareholders								Minority interests	Total share-holders' equity*
	Issued capital	Capital reserve	Revenue reserves			Other reserves		Consoli-dated result		
All figures in €m			Revenue reserves before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2003	**588**	**6,800**	**7,930**	**–107**	**4,511**	**–399**	**10**	**–434**	**483**	**19,382**
Currency translation	–	–	–	–	–	149	–	–	2	151
Allocation to revenue reserves	–	–	–434	–	–	–	–	434	–	–
Change in consolidated group	–	–	–4	–	–2	–	–	–	–	–6
Change resulting from valuation at equity	–	–	–4	–	152	–	–	–	1	149
Unrealised gains and losses on other securities	–	–	–	–	–192	–	–	–	24	–168
Consolidated result	–	–	–	–	–	–	–	534	9	543
Share buy-backs	–	–	–	–7	–	–	–	–	–	–7
Changes from cash flow hedges	–	–	–	–	–	–	2	–	–	2
Other changes	–	–	2	–	–	–	–	–	17	19
Status at 31.3.2004	**588**	**6,800**	**7,490**	**–114**	**4,469**	**–250**	**12**	**534**	**536**	**20,065**
Status at 31.12.2004	**588**	**6,800**	**7,176**	**–158**	**4,621**	**–674**	**10**	**1,833**	**541**	**20,737**
Currency translation	–	–	–	–	–	178	–	–	1	179
Allocation to revenue reserves	–	–	1,833	–	–	–	–	–1,833	–	–
Change resulting from valuation at equity	–	–	18	–	49	–	–	–	1	68
Unrealised gains and losses on other securities	–	–	–	–	–231	–	–	–	–4	–235
Consolidated result	–	–	–	–	–	–	–	676	12	688
Other changes	–	–	–69	–	–	–	–	–	–29	–98
Status at 31.3.2005	**588**	**6,800**	**8,958**	**–158**	**4,439**	**–496**	**10**	**676**	**522**	**21,339**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Consolidated cash flow statement for the period 1 January to 31 March 2005

	Q1 2005 €m	Q1 2004 €m
Consolidated result	**688**	543
Net change in underwriting provisions	**3,525**	4,483
Change in deferred acquisition costs	**–168**	–348
Change in deposits retained and accounts receivable and payable	**–806**	–1,614
Change in other receivables and liabilities	**–120**	–366
Gains and losses on the disposal of investments	**–909**	–248
Change in securities held for trading	**–125**	–109
Change in other balance sheet items	**261**	–72
Other income/expenses without impact on cash flow	**82**	554
I. Cash flows from operating activities	**2,428**	2,823
Inflows from the sale of consolidated enterprises	**–**	101
Outflows from the acquisition of consolidated enterprises	**–23**	–
Change from the acquisition, sale and maturities of other investments	**–953**	–370
Change from the acquisition and sale of investments for unit-linked life insurance	**–77**	–22
Other	**–614**	–11
II. Cash flows from investing activities	**–1,667**	–302
Inflows from increases in capital	**–**	–
Dividend payments	**–1**	–
Change from other financing activities	**–164**	159
III. Cash flows from financing activities	**–165**	159
Cash flows for the reporting period (I+II+III)	**596**	2,680
Effects of exchange rate changes on cash	**5**	8
Cash at the beginning of the business year	**2,027**	1,884
Cash at the end of the reporting period	**2,628**	4,572

Additional information		
Tax on earnings (net)	**87**	329
Interest paid	**41**	76

Segment reporting

Assets	Reinsurance			
	Life and health		Property-casualty	
	31.3.2005 €m	31.12.2004 €m	**31.3.2005 €m**	31.12.2004 €m
A. Intangible assets	**249**	239	**1,252**	1,206
B. Investments				
I. Real estate	**695**	731	**790**	928
II. Investments in affiliated enterprises and associated enterprises	**3,473**	3,449	**3,797**	3,842
III. Loans	**218**	244	**225**	258
IV. Other securities				
1. Held to maturity	**–**	–	**–**	–
2. Available for sale	**20,490**	19,603	**30,106**	30,180
3. Held for trading	**63**	54	**71**	61
	20,553	19,657	**30,177**	30,241
V. Other investments	**10,278**	9,949	**11,739**	11,890
	35,217	34,030	**46,728**	47,159
C. Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–
D. Ceded share of underwriting provisions	**1,315**	1,403	**3,778**	3,483
E. Other segment assets	**5,996**	4,720	**9,324**	9,173
Total segment assets	**42,777**	**40,392**	**61,082**	**61,021**

		Primary insurance		Asset management		Consolidation		Total	
Life and health		Property-casualty							
31.3.2005 €m	31.12.2004 €m	**31.3.2005 €m**	31.12.2004 €m	**31.3.2005 €m**	31.12.2004 €m	**31.3.2005 €m**	31.12.2004 €m	**31.3.2005 €m**	31.12.2004 €m
1,935	1,961	**995**	1,014	**6**	5	**–35**	–38	**4,402**	4,387
5,152	6,642	**191**	710	**29**	43	**–1**	–8	**6,856**	9,046
3,024	3,009	**3,433**	3,361	**118**	119	**–10,020**	–9,897	**3,825**	3,883
23,113	20,893	**1,090**	1,011	**164**	185	**–2,237**	–2,281	**22,573**	20,310
507	518	**42**	44	**–**	–	**–**	–	**549**	562
67,685	68,613	**6,510**	6,532	**83**	28	**–**	–	**124,874**	124,956
304	247	**320**	295	**–**	–	**–**	–	**758**	657
68,496	69,378	**6,872**	6,871	**83**	28	**–**	–	**126,181**	126,175
1,705	1,597	**567**	390	**1,048**	373	**–6,868**	–6,800	**18,469**	17,399
101,490	101,519	**12,153**	12,343	**1,442**	748	**–19,126**	–18,986	**177,904**	176,813
1,424	1,319	**–**	–	**–**	–	**–**	–	**1,424**	1,319
8,823	8,756	**1,641**	1,529	**–**	–	**–8,372**	–8,207	**7,185**	6,964
11,568	10,001	**3,788**	2,801	**214**	183	**–2,273**	–1,570	**28,617**	25,308
125,240	**123,556**	**18,577**	**17,687**	**1,662**	**936**	**–29,806**	**–28,801**	**219,532**	**214,791**

Segment reporting

Equity and liabilities				Reinsurance
	Life and health		Property-casualty	
	31.3.2005 €m	31.12.2004 €m	**31.3.2005 €m**	31.12.2004 €m
A. Subordinated liabilities	**1,472**	1,453	**1,581**	1,587
B. Gross underwriting provisions				
I. Unearned premiums	**251**	230	**5,102**	4,571
II. Provision for future policy benefits	**19,600**	19,468	**683**	642
III. Provision for outstanding claims	**5,507**	5,238	**33,212**	31,988
IV. Other underwriting provisions	**756**	722	**255**	214
	26,114	25,658	**39,252**	37,415
C. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders	**–**	–	**–**	–
D. Other accrued liabilities	**438**	300	**839**	785
E. Other segment liabilities	**3,790**	3,154	**8,020**	9,337
Total segment liabilities	**31,814**	**30,565**	**49,692**	**49,124**

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
31.3.2005 €m	31.12.2004 €m	**31.3.2005 €m**	31.12.2004 €m	**31.3.2005 €m**	31.12.2004 €m	**31.3.2005 €m**	31.12.2004 €m	**31.3.2005 €m**	31.12.2004 €m
–	–	**353**	353	**–**	–	**–**	–	**3,406**	3,393
127	79	**1,750**	1,208	**–**	–	**–304**	–214	**6,926**	5,874
89,418	88,155	**299**	278	**–**	–	**–6,735**	–6,617	**103,265**	101,926
1,965	2,010	**4,679**	4,637	**–**	–	**–1,024**	–1,034	**44,339**	42,839
8,787	8,604	**107**	108	**–**	–	**–288**	–324	**9,617**	9,324
100,297	98,848	**6,835**	6,231	**–**	–	**–8,351**	–8,189	**164,147**	159,963
1,439	1,343	**–**	–	**–**	–	**–15**	–15	**1,424**	1,328
1,038	1,024	**1,335**	1,287	**67**	84	**–28**	–30	**3,689**	3,450
17,803	17,642	**5,367**	5,224	**1,522**	773	**–10,975**	–10,210	**25,527**	25,920
120,577	**118,857**	**13,890**	**13,095**	**1,589**	**857**	**–19,369**	**–18,444**	**198,193**	**194,054**
						Shareholders' equity		**21,339**	**20,737**
						Total equity and liabilities		**219,532**	**214,791**

Segment reporting

Income statement 1.1–31.3.2005	Reinsurance			
	Life and health		Property-casualty	
	Q1 2005 **€m**	Q1 2004 (adjusted)* €m	**Q1 2005** **€m**	Q1 2004 (adjusted)* €m
1. Gross premiums written	**1,924**	1,936	**3,917**	4,235
Thereof:				
– From insurance transactions with other segments	**247**	271	**310**	420
– From insurance transactions with external third parties	**1,677**	1,665	**3,607**	3,815
2. Net earned premiums	**1,815**	1,810	**3,292**	3,660
3. Investment result	**430**	331	**584**	440
Thereof:				
– Income from associated enterprises	**2**	8	**29**	29
4. Other income	**53**	37	**99**	90
Total income (2–4)	**2,298**	2,178	**3,975**	4,190
5. Net expenses for claims and benefits	**1,533**	1,615	**2,238**	2,549
6. Net operating expenses	**478**	428	**907**	950
7. Other expenses	**61**	5	**114**	12
Total expenses (5–7)	**2,072**	2,048	**3,259**	3,511
8. Result before amortisation of goodwill	**226**	130	**716**	679
9. Amortisation of goodwill	**–**	–	**–**	19
10. Operating result	**226**	130	**716**	660
11. Finance costs	**27**	26	**55**	70
12. Taxes on income	**70**	30	**189**	161
13. Consolidated result	**129**	**74**	**472**	**429**
Thereof:				
– Attributable to Munich Re shareholders	**129**	74	**472**	424
– Attributable to minority interests	**–**	–	**–**	5

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
Q1 2005 €m	Q1 2004 (adjusted)* €m	**Q1 2005 €m**	Q1 2004 (adjusted)* €m	**Q1 2005 €m**	Q1 2004 (adjusted)* €m	**Q1 2005 €m**	Q1 2004 (adjusted)* €m	**Q1 2005 €m**	Q1 2004 (adjusted)* €m
3,102	2,987	**1,780**	1,899	**–**	–	**–563**	–699	**10,160**	10,358
1	2	**5**	6	**–**	–	**–563**	–699	**–**	–
3,101	2,985	**1,775**	1,893	**–**	–	**–**	–	**10,160**	10,358
2,761	2,612	**949**	968	**–**	–	**–**	–	**8,817**	9,060
1,315	1,011	**141**	97	**13**	12	**–26**	–37	**2,457**	1,854
30	32	**2**	4	**1**	1	**–**	–	**64**	74
201	235	**181**	225	**62**	57	**–278**	–292	**318**	352
4,277	3,858	**1,271**	1,290	**75**	69	**–304**	–329	**11,592**	11,256
3,448	3,105	**595**	604	**–**	–	**–1**	–	**7,813**	7,873
508	400	**360**	348	**–**	–	**3**	9	**2,256**	2,135
223	257	**216**	272	**58**	54	**–281**	–317	**391**	286
4,179	3,762	**1,171**	1,224	**58**	54	**–279**	–305	**10,460**	10,294
98	96	**100**	66	**17**	15	**–25**	–24	**1,132**	962
–	22	**–**	14	**–**	–	**–**	–	**–**	55
98	74	**100**	52	**17**	15	**–25**	–24	**1,132**	907
1	1	**20**	16	**1**	–	**–1**	–1	**103**	112
40	34	**16**	20	**7**	7	**19**	–	**341**	252
57	**39**	64	**16**	9	**8**	–43	**–23**	688	**543**
51	32	56	11	10	8	–42	–15	676	534
6	7	8	5	–1	–	–1	–8	12	9

Segment reporting

Investments*	Reinsurers		Primary insurers		Asset management		Total	
	31.3.2005 €m	31.12.2004 €m	**31.3.2005 €m**	31.12.2004 €m	**31.3.2005 €m**	31.12.2004 €m	**31.3.2005 €m**	31.12.2004 €m
Europe	**42,696**	43,074	**106,473**	106,802	**1,109**	515	**150,278**	150,391
North America	**22,311**	21,540	**1,699**	1,669	**157**	38	**24,167**	23,247
Asia and Australasia	**2,644**	2,517	**793**	625	**3**	3	**3,440**	3,145
Africa, Near and Middle East	**589**	595	**110**	119	**–**	–	**699**	714
Latin America	**587**	485	**149**	142	**8**	8	**744**	635
Total	**68,827**	**68,211**	**109,224**	**109,357**	**1,277**	**564**	**179,328**	**178,132**

*After elimination of intra-Group transactions across segments.

Gross premiums written*	Reinsurers		Primary insurers		Total	
	Q1 2005 €m	Q1 2004 €m	**Q1 2005 €m**	Q1 2004 €m	**Q1 2005 €m**	Q1 2004 €m
Europe	**2,861**	3,192	**4,826**	4,747	**7,687**	7,939
North America	**1,633**	1,638	**16**	51	**1,649**	1,689
Asia and Australasia	**501**	376	**14**	50	**515**	426
Africa, Near and Middle East	**167**	168	**18**	26	**185**	194
Latin America	**122**	106	**2**	4	**124**	110
Total	**5,284**	**5,480**	**4,876**	**4,878**	**10,160**	**10,358**

*After elimination of intra-Group reinsurance across segments.

Notes

Recognition and measurement

This quarterly report as at 31 March 2005 has been prepared in accordance with International Financial Reporting Standards.

In the quarterly financial statements, we have complied with all new and amended IFRS standards whose application is compulsory for the first time for periods beginning on 1 January 2005. The following changes are of significance in this context:

IAS 1, Presentation of Financial Statements, stipulates that for periods beginning on or after 1 January 2005, minority interests have to be shown in the income statement not as expenses before the consolidated result but as appropriation of profit after the consolidated result. Correspondingly, minority interests in the balance sheet have to be shown as part of shareholders' equity.

In order to provide a better insight into our operating result, we show finance costs separately in the income statement for periods beginning on or after 1 January 2005. By finance costs we understand all interest and other expenses attributable to strategic debt. Debt has a strategic character for us if it is does not have an original, direct link with our underwriting business. The previous year's figures have been adjusted accordingly.

Under IFRS 2, Share-based Payment, obligations arising out of our long-term incentive plans (stock appreciation rights) have to be measured at fair value for periods beginning on or after 1 January 2005. Up to now, these obligations have been measured at their intrinsic value (difference between current share price and initial share price for the stock appreciation rights). The fair value takes into account not only the intrinsic value but also the possibility of growth in value up to the date of forfeiture or expiry of the rights and is determined on the basis of recognised valuation models, taking into account the exercise conditions. During the two-year vesting period, the amount to be reserved is measured pro rata temporis.

The changeover to fair value requires a one-off adjustment of €11.5m in the provisions concerned, which has been recognised in income in the business year.

Under the new IFRS 3, Business Combinations, and the updated IAS 36, Impairment of Assets, amortisation of goodwill on a straight-line basis has to be discontinued. Instead, the goodwill must be tested for impairment, i.e. the carrying amount of goodwill is compared with the recoverable amount and written down for impairment if necessary.

The amended rules of IAS 16, Property, Plant and Equipment, regarding the calculation of depreciation (component approach) have been taken into account in valuing developed real estate.

The first-time application of other new or amended IFRS standards, particularly IFRS 4, Insurance Contracts, has had no material impact.

Otherwise, the same principles of recognition, measurement and consolidation have been applied as in our consolidated financial statements as at 31 December 2004.

Changes in the consolidated group

There were no significant changes in the group of consolidated companies in the first three months of 2005.

Foreign currency translation

Munich Re's reporting currency is the euro (€). The following table shows the exchange rates of the most important currencies for our business (exchange rate for €1 in each case):

	Balance sheet		Income statement	
	31.3.2005	31.12.2004	**Q1 2005**	Q1 2004
Australian dollar	**1.68010**	1.73395	**1.68700**	1.63427
Canadian dollar	**1.57240**	1.62860	**1.60773**	1.64815
Pound sterling	**0.68775**	0.70795	**0.69373**	0.68042
Rand	**8.08870**	7.65770	**7.87516**	8.46186
Swiss franc	**1.54910**	1.54565	**1.54902**	1.56825
US dollar	**1.29965**	1.35925	**1.31156**	1.25018
Yen	**139.0110**	139.2820	**137.0570**	134.0120

Intangible assets

All figures in €m	**31.3.2005**	31.12.2004
I. Goodwill	**3,192**	3,144
II. Other intangible assets	**1,210**	1,243
- Software	**448**	461
- Purchased insurance portfolios	**689**	708
- Other	**73**	74
Total	**4,402**	**4,387**

Other securities – Available for sale

	Carrying amounts		Unrealised gains/losses		Amortised cost	
All figures in €m	**31.3.2005**	31.12.2004	**31.3.2005**	31.12.2004	**31.3.2005**	31.12.2004
Fixed-interest securities	**101,452**	102,270	**3,350**	3,764	**98,102**	98,506
Non-fixed-interest securities						
- Shares	**20,699**	19,950	**4,728**	4,342	**15,971**	15,608
- Investment funds	**1,814**	1,743	**212**	168	**1,602**	1,575
- Others	**909**	993	**97**	166	**812**	827
	23,422	22,686	**5,037**	4,676	**18,385**	18,010
Total	**124,874**	**124,956**	**8,387**	**8,440**	**116,487**	**116,516**

Minority interests

These are mainly minority interests in the ERGO Insurance Group.

All figures in €m	**31.3.2005**	31.12.2004
Unrealised gains and losses	**83**	87
Consolidated result	**12**	59
Other equity components	**427**	395
Total	**522**	**541**

Subordinated liabilities

All figures in €m	**31.3.2005**	31.12.2004
Munich Re Finance B.V., Amsterdam 6.75%, €3,000m, Bonds 2003/2023 Rating: A–	**2,975**	2,973
Munich Re Finance B.V., Amsterdam 7.625%, £300, Bonds 2003/2028 Rating: A–	**431**	420
Total	**3,406**	**3,393**

Notes and debentures

All figures in €m	**31.3.2005**	31.12.2004
American Re Corporation, Princeton 7.45%, US$ 500m, Senior Notes 1996/2026 Rating: BBB	**384**	367
ERGO International AG, Düsseldorf 2.25%, €345m, Bonds Exchangeable into E.ON AG Shares 2001/2006 0.75%, €345m, Bonds Exchangeable into Aventis AG Shares 2001/2006 Rating A–	**658**	652
Münchener Rück AG, München 1.0%, €1,150m, Bonds Exchangeable into Allianz AG Shares 2000/2005 Rating: A+	**1,237**	1,223
Total	**2,279**	**2,242**

Net earned premiums

	Reinsurance				Primary insurance				Total	
All figures	Life and health		Property-casualty		Life and health		Property-casualty			
in €m*	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004
Gross premiums written	**1,677**	1,665	**3,607**	3,815	**3,101**	2,985	**1,775**	1,893	**10,160**	10,358
Ceded premiums	**95**	50	**277**	260	**49**	59	**93**	118	**514**	487
Change in unearned premiums	**10**	78	**266**	113	**45**	43	**508**	587	**829**	821
Net earned premiums	**1,572**	1,537	**3,064**	3,442	**3,007**	2,883	**1,174**	1,188	**8,817**	9,050

*After elimination of intra-Group transactions across segments.

Investment result

	Reinsurance						Primary insurance					
	Life and health		Property-casualty		Life and health		Property-casualty		Asset management		Total	
All figures in €m*	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004
Real estate	**4**	10	**17**	34	**73**	113	**–1**	10	**–**	–	**93**	167
Investments in affiliated enterprises	**–**	–	**1**	–1	**4**	–29	**–**	1	**–**	–	**5**	–29
Investments in associated enterprises	**2**	8	**29**	29	**30**	32	**2**	4	**1**	1	**64**	74
Loans	**1**	–	**1**	2	**344**	217	**9**	7	**–**	–	**355**	226
Other securities held to maturity	**–**	–	**–**	–	**8**	10	**–**	–	**–**	–	**8**	10
Other securities available for sale												
– Fixed-interest	**233**	172	**265**	280	**725**	701	**63**	53	**–**	–	**1,286**	1,206
– Non-fixed-interest	**55**	–	**185**	–1	**299**	134	**50**	11	**–**	–	**589**	144
Other securities held for trading												
– Fixed-interest	**–**	–	**–**	–	**1**	–1	**1**	4	**–**	–	**2**	3
– Non-fixed-interest	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
– Derivatives	**5**	–1	**17**	–2	**–27**	1	**1**	–2	**–**	–	**–4**	–4
Other investments	**141**	153	**20**	19	**–3**	–3	**3**	–	**11**	9	**172**	178
Management expenses, other expenses	**14**	9	**18**	34	**75**	70	**6**	6	**–**	2	**113**	121
Total	**427**	**333**	**517**	**326**	**1,379**	**1,105**	**122**	**82**	**12**	**8**	**2,457**	**1,854**

*After elimination of intra-Group transactions across segments.

	Reinsurance						Primary insurance					
	Life and health		Property-casualty		Life and health		Property-casualty		Asset management		Total	
All figures in €m*	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004
Investment income												
Regular income	**365**	345	**309**	362	**1,026**	1,081	**75**	81	**14**	12	**1,789**	1,881
Income from write-ups	**8**	4	**31**	15	**12**	53	**1**	1	**–**	–	**52**	73
Gains on the disposal of investments	**84**	34	**287**	143	**588**	400	**69**	42	**–**	–	**1,028**	619
Other income	**–**	–	**–**	–	**32**	26	**–**	–	**–**	–	**32**	26
	457	383	**627**	520	**1,658**	1,560	**145**	124	**14**	12	**2,901**	2,599
Investment expenses												
Writedowns on investments	**10**	8	**40**	64	**90**	91	**10**	18	**–**	–	**150**	181
Losses on the disposal of investments	**10**	29	**32**	84	**71**	238	**6**	20	**–**	–	**119**	371
Management expenses, interest, other expenses	**10**	13	**38**	46	**118**	126	**7**	4	**2**	4	**175**	193
	30	50	**110**	194	**279**	455	**23**	42	**2**	4	**444**	745
Total	**427**	**333**	**517**	**326**	**1,379**	**1,105**	**122**	**82**	**12**	**8**	**2,457**	**1,854**

*After elimination of intra-Group transactions across segments.

Net expenses for claims and benefits

	Reinsurance				Primary insurance				Total	
All figures	Life and health		Property-casualty		Life and health		Property-casualty			
in €m*	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004
Gross	**1,402**	1,317	**2,259**	2,611	**3,753**	3,507	**768**	757	**8,182**	8,192
Ceded share	**122**	–2	**129**	155	**48**	106	**70**	60	**369**	319
Net	**1,280**	1,319	**2,130**	2,456	**3,705**	3,401	**698**	697	**7,813**	7,873

*After elimination of intra-Group transactions across segments.

Net operating expenses

	Reinsurance				Primary insurance				Total	
All figures	Life and health		Property-casualty		Life and health		Property-casualty			
in €m*	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004	**Q1 2005**	Q1 2004
Gross	**429**	446	**922**	922	**564**	445	**439**	432	**2,354**	2,245
Ceded share	**–2**	46	**89**	61	**6**	4	**5**	–1	**98**	110
Net	**431**	400	**833**	861	**558**	441	**434**	433	**2,256**	2,135

*After elimination of intra-Group transactions across segments.

Number of staff

The number of staff employed by the Group as at 31 March 2005 totalled 29,732 (29,851) in Germany and 11,114 (11,111) in other countries.

	31.3.2005	31.12.2004
Reinsurance companies	**6,691**	6,612
Primary insurance companies	**33,491**	33,703
Asset management	**664**	647
Total	**40,846**	**40,962**

Contingent liabilities, other financial commitments

In comparison with the situation at 31 December 2004 there have been no material changes in financial commitments of significance for the assessment of the Group's financial position. No contingent liabilities have been entered into for the benefit of Board members.

Earnings per share

The earnings per share figure is calculated by dividing the consolidated net income for the reporting period by the weighted average number of shares.

		Q1 2005	Q1 2004
Consolidated result attributable to Munich Re shareholders	€m	**676**	534
Weighted average number of shares		**228,519,407**	229,082,615
Earnings per share	€	**2.96**	**2.33**

Important dates

4 August 2005	Interim report at 30 June 2005
4 August 2005	Half-year press conference
7 November 2005	Interim report at 30 September 2005
13 March 2006	Balance sheet meeting of the Supervisory Board
14 March 2006	Annual report for the business year 2005
14 March 2006	Press conference and analysts' conference
19 April 2006	Annual General Meeting
9 May 2006	Interim report at 31 March 2006
3 August 2006	Interim report at 30 June 2006
7 November 2006	Interim report at 30 September 2006

The official German original of this quarterly report is also available from the Company. In addition, you will find copies of our annual reports and interim reports, along with further current information about Munich Re and its shares, on our internet website (http://www.munichre.com).

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Tel.: +49 (0) 89/38 91-39 01
Fax: +49 (0) 89/38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Tel.: +49 (0) 89/38 91-25 04
Fax: +49 (0) 89/38 91-35 99
E-mail: presse@munichre.com

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
Tel.: +49(0)89/3891-0
Fax: +49(0)89/399056
http://www.munichre.com

Responsible for content
Central Division: Group Accounting

Printed by
Druckerei Fritz Kriechbaumer
Wettersteinstrasse 12
82024 Taufkirchen, Germany



Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany

Order number 302-04494



Münchener-Rückversicherungs-Gesellschaft
Angaben zum Anteilsbesitz

TAB 1

per 31. Dezember 2005
gemäß §§ 285 Nr. 11 und 313 Abs. 2 HGB

List of Share holdings

Münchener Rück
Munich Re Group



Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Details of shareholdings as at 31 December 2005 in accordance with Sections 285 item 11 and 313 para. 2 of the German Commercial Code
The following information shows directly and indirectly held shareholdings that constitute 20% or more of the respective [redacted]



Wir bahnen Chancen den Weg – fünf Beiträge im diesjährigen Geschäftsbericht der Münchener-Rück-Gruppe zeigen, welche Chance im Risiko steckt und wie die Münchener Rück daraus Wert schafft. Denn jedes Risiko hat zwei Seiten. Die Beiträge finden Sie unter www.munichre.com.

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Angaben zum Anteilsbesitz per 31. Dezember 2005 gemäß §§ 285 Nr. 11 und 313 Abs. 2 HGB
Bei den nachstehenden Angaben handelt es sich um unmittelbare und mittelbare Anteile an Unternehmen, soweit sie 20 % und mehr am Kapital ausmachen, sowie um unmittelbare und mittelbare Beteiligungen an großen Kapitalgesellschaften, soweit sie 5 % der Stimmrechte überschreiten.

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Name and registered seat	% share of capital	held by	currency	equity in '000	result for the year in '000
Tochterunternehmen Subsidiaris					
konsolidierte Tochterunternehmen Consolidated subsidiaries					
40, Rue Courcelles SAS, Paris	100,0000%	Münchener Rückversicherung AG, München	EUR	30.436	807
80e LIMITED, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	1	0
ADA - Das SystemHaus GmbH, Willich	100,0000%	ADA-HAS IT Management AG, Willich	EUR	4.161	0
ADA-HAS IT Management AG, Willich	67,2983%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	14.232	-3.362
Agora Insurance Network Solutions, Inc., Chicago, Illionis	100,0000%	Munich Atlanta Financial Corporation, Atlanta, Georgia	USD	245	-249
ALICE Software Service GmbH, Erkrath	60,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	1.281	-385
	40,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
American Alternative Insurance Corporation, Wilmington, Delaware	100,0000%	American Re Corporation, Wilmington, Delaware	USD	149.070	9.890
American Re Corporation, Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	3.693.759	-1.558.821
American Re Holdings Ltd., London, UK	100,0000%	American Re Corporation, Wilmington, Delaware	GBP	2.861	-4.004
American Re Inversiones S. A., Santiago, Chile	99,7600%	American Re-Insurance Company, Wilmington, Delaware	CLP	-88.413	-415.974
	0,2400%	AM-RE Services Inc., Wilmington, Delaware			
American Re Management Ltd., London, UK	100,0000%	American Re Holdings Ltd., London, UK	GBP	2.302	18
American Re-Insurance Company, Wilmington, Delaware	100,0000%	American Re Corporation, Wilmington, Delaware	USD	4.028.159	-1.592.795
AM-RE Brokers Inc., Wilmington, Delaware	100,0000%	Munich-American Global Services Inc., Wilmington, Delaware	USD	3.356	-141
AM-RE Consultants Inc., Wilmington, Delaware	100,0000%	Munich-American Global Services Inc., Wilmington, Delaware	USD	655	-23
AM-RE Services Inc., Wilmington, Delaware	100,0000%	American Re Corporation, Wilmington, Delaware	USD	452	208
Apollo Holding Company Limited, London	100,0000%	MURAIC Limited, London	GBP	2.423	0
avanturo GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	-1.301	-534
Bayerische Vida Espana S.A. , Barcelona	51,0000%	ERGO Italia S.p.A., Mailand	EUR	11.668	99
Belgische Leeuw Lion Belge N.V./S.A., Brüssel	99,8141%	Hamburg-Mannheimer N.V./S.A., Brüssel	EUR	2.382	-746
BioEnergie Elbe-Elster GmbH & Co. KG, Elsterwerda	100,0000%	Seldac 1. Kommunaler-Rendite-Fonds GmbH & Co. KG, Düsseldorf	EUR	14.448	-4.843

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
CAPITAL PLAZA Holding GmbH & Co. Singapur KG, Düsseldorf	70,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	38.151	3.416
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	10,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
	10,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
Compagnie Européenne d'Assurance, Neuilly sur Seine Cedex	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	4.843	-274
Compania Europea de Seguros S.A., Madrid	100,0000%	ERV Beteiligungsgesellschaft mbH, München	EUR	4.346	979
Corion Pty Limited, Sydney	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	AUD	2.948	2.536
Counselline Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	318	353
D.A.S. Defensa del Automovilista y de Siniestros - Internacional, S.A. de Seguros, Barcelona	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	4.331	295
D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München*)	72,6749%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	220.304	11.191
	25,5344%	ERGO Versicherungsgruppe AG, Düsseldorf			
	1,7907%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München*)	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	44.151	0
D.A.S. Grundstücksverwaltungs-Gesellschaft GbR, München	99,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	59.081	2.206
	1,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München			
D.A.S. HELLAS Allgemeine Rechtsschutz-Versicherungs-AG, Athen	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	1.517	275
D.A.S. Holding N.V., Amsterdam	50,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	28.830	7.037
	1,0000%	Stichting Aandelen Beheer D.A.S. Holding, Amsterdam			
D.A.S. Jogvédelmi Biztosito Részvénytársaság, Budapest	99,9000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	HUF	543.397	-75.204
D.A.S. Luxemburg Allgemeine Rechtsschutz-Versicherung S.A., Strassen	99,9500%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	1.396	217
D.A.S. Nederlandse Rechtsbijstand Verzekeringmaatschappij N.V., Amsterdam	100,0000%	D.A.S. Holding N.V., Amsterdam	EUR	28.809	7.027
D.A.S. Österreichische Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, Wien	99,9800%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	29.402	2.255
D.A.S. poist'ovna právnej ochrany, a.s., Bratislava	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	SKK	69.536	920
D.A.S. pojišťovna právní ochrany, a.s., Prag	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	CZK	70.428	10.740
D.A.S. Société anonyme belge d'assurances de Protection Juridique, Brüssel	99,9800%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	4.226	1.108
D.A.S. Support B.V., Amsterdam	100,0000%	D.A.S. Holding N.V., Amsterdam	EUR	-258	-163
D.A.S. Towarzystwo Ubezpieczen Ochrony Prawnej S.A., Warszawa	99,8000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	4.724	-2.889
DAS Assistance Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	50	0
DAS Legal Expenses Insurance Company Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	39.876	846
DAS Legal Protection Ireland Limited, Dublin	100,0000%	DAS UK Holdings Limited, Bristol	EUR	0	0
DAS Rechtsschutz-Versicherungs-AG, Luzern	99,7233%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	CHF	5.665	852

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
DAS Services Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	51	309
DAS UK Holdings Limited, Bristol	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	GBP	14.201	
DKV BELGIUM S.A., Brüssel	99,9995%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	29.531	177
	0,0005%	GEMEDA Gesellschaft für medizinische Datenerfassung und Auswertung sowie Serviceleistungen für freie Berufe mbH, Köln			
DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	465.576	309
DKV Luxembourg S.A., Luxemburg	74,9900%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	14.063	1.103
	0,0100%	GEMEDA Gesellschaft für medizinische Datenerfassung und Auswertung sowie Serviceleistungen für freie Berufe mbH, Köln			
DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	56.408	8.657
ERGO Achte Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	968.197	-315.394
ERGO Assicurazioni S.p.A., Mailand	80,0000%	ERGO Italia S.p.A., Mailand	EUR	61.434	10.605
	20,0000%	ERGO International Aktiengesellschaft, Düsseldorf			
ERGO Elukindlustuse AS, Tallinn	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EEK	34.358	3.318
ERGO Immobilien-GmbH 5.Hamburg-Mannheimer & Co.KG, Kreien	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	123.291	-9
ERGO International Aktiengesellschaft, Düsseldorf	69,5651%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	923.848	74.280
	8,6957%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
	8,6957%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	8,6957%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	2,1739%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	2,1739%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
ERGO International Services GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	24	0
ERGO Italia Direct Network s.r.l., Mailand	100,0000%	ERGO Italia S.p.A., Mailand	EUR	2.677	381
ERGO Italia Real Estate s.r.L., Mailand	100,0000%	ERGO Italia S.p.A., Mailand	EUR	7.668	20
ERGO Italia S.p.A., Mailand	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	263.765	34.005
ERGO Kindlustuse AS, Tallinn	99,3711%	ERGO International Aktiengesellschaft, Düsseldorf	EEK	274.092	84.148
	0,0035%	ERGO Kindlustuse AS, Tallinn			
ERGO Latvija Invest SIA, Riga	98,1818%	ERGO International Aktiengesellschaft, Düsseldorf	LVL	3.174	-89
	1,7273%	ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga			
	0,0909%	ERGO Latvija Lebensversicherung AG (ERGO Latvija Dziviba AAS), Riga			
ERGO Latvija Lebensversicherung AG (ERGO Latvija Dziviba AAS), Riga	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	LVL	3.478	140
ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga	98,6200%	ERGO International Aktiengesellschaft, Düsseldorf	LVL	3.894	67
ERGO Lietuva draudimo UAB, Vilnius	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	LTL	38.457	-1.810
ERGO Lietuva gyvybes draudimas, Vilnius	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	LTL	21.181	975

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
ERGO Pensionsfonds Aktiengesellschaft, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	3.464	-41
ERGO People & Pensions GmbH, Düsseldorf	47,8000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	-1.467	-1.033
	28,6000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
	23,6000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
ERGO Previdenza S.p.A., Mailand	70,3543%	ERGO Italia S.p.A., Mailand	EUR	273.654	39.003
ERGO Siebte Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	6.656	-369
ERGO System Produkte GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	23	0
ERGO Treasury Centre Ltd., Dublin	99,9997%	ERGO Versicherungsgruppe AG, Düsseldorf	USD	5.500	908
ERGO Trust GmbH, Düsseldorf	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	12.293	59
ERGO TRU-US Holdings, Inc., Wilmington	100,0000%	ERGO Trust GmbH, Düsseldorf	USD	22.484	2.240
ERGO TRU-US Investments, Inc., Wilmington	100,0000%	ERGO TRU-US Holdings, Inc., Wilmington	USD	5.600	-716
ERGO TRU-US Treasury Centre, Inc., Wilmington	100,0000%	ERGO TRU-US Holdings, Inc., Wilmington	USD	45.926	3.524
ERGO Varahalduse AS, Tallinn	90,6344%	ERGO International Aktiengesellschaft, Düsseldorf	EEK	33.983	247
	9,3656%	ERGO Elukindlustuse AS, Tallinn			
ERGO Versicherungsgruppe AG, Düsseldorf	92,8261%	Münchener Rückversicherung AG, München	EUR	2.068.571	181.584
	1,8599%	MR ERGO Beteiligungen GmbH, München			
ERGO Vida Seguros y Reaseguros, Sociedad Anónima, Saragossa	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	15.070	2.056
ERGO Zweite Beteiligungsgesellschaft mbH, Düsseldorf	33,3333%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	44.806	-9
	33,3333%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
ERV Beteiligungsgesellschaft mbH, München	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	6.807	0
EUREKA GmbH, Düsseldorf	33,3333%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	28.868	1.439
	33,3333%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
Euro Alarm Assistance Prague, Prag	100,0000%	Evropska Cestovni Pojistovna A.S., Prag	CZK	1.778	712
Europaeiske Rejseforsikring A/S, Kopenhagen	100,0000%	European International Holding A/S, Kopenhagen	DKK	171.592	27.390
EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	100,0000%	Münchener Rückversicherung AG, München	EUR	94.259	8.801
European International Holding A/S, Kopenhagen	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	DKK	258.354	42.667
Europeiska Försäkringsaktiebolaget, Stockholm	100,0000%	European International Holding A/S, Kopenhagen	SEK	36.346	0
Evropska Cestovni Pojistovna A.S., Prag	75,0000%	Europaeiske Rejseforsikring A/S, Kopenhagen	CZK	130.944	15.073
	15,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München			

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
EVV Logistik Beteiligungs GmbH & Co. KG, Düsseldorf	63,3812%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	155.815	7.573
	19,9739%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
	16,6449%	ERGO Versicherungsgruppe AG, Düsseldorf			
FAIRANCE GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	65.880	0
Family Caring Network Inc., Waltham, Massachusetts	100,0000%	LifePlans Inc., Waltham, Masachusetts	USD	0	0
First Legal Protection Limited, St. Albans	100,0000%	DAS UK Holdings Limited, Bristol	GBP	-538	69
GFA GERMAN FINANCIAL ADVISORS AG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	-13.579	-10.905
GLOBALE Krankenversicherungs-Aktiengesellschaft, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	12.878	4.204
Great Lakes Reinsurance (UK) Plc., London	100,0000%	Münchener Rückversicherung AG, München	GBP	186.640	24.094
Groves, John & Westrup Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	18	0
Hamburg-Mannheimer N.V./S.A., Brüssel	98,3680%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	21.368	8.696
	1,6251%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	0,0069%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
Hamburg-Mannheimer Pensionskasse AG, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	36.848	-38.152
Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg*)	51,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	13.239	86
	49,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	262.945	0
Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	404.107	0
has program service GmbH, Hamburg	100,0000%	ADA-HAS IT Management AG, Willich	EUR	4.448	-2.274
Hestia Financial Services S.A., Sopot	87,8200%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	49.370	-497
	12,1800%	ERGO International Aktiengesellschaft, Düsseldorf			
HGE Haus- und Grundbesitzgesellschaft Elsterwerda mbH, Elsterwerda	94,0000%	Seldac 1. Kommunaler-Rendite-Fonds GmbH & Co. KG, Düsseldorf	EUR	13.514	-350
HMV GFKL Beteiligungs GmbH, Düsseldorf	50,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	32.502	-11
	50,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
IDEENKAPITAL AG, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	5.067	-83.160
IDEENKAPITAL Financial Engineering AG, Düsseldorf*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	523	0
IDEENKAPITAL Financial Service AG, Düsseldorf*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	562	0
Ideenkapital Media Finance AG, Düsseldorf	50,1000%	IDEENKAPITAL AG, Düsseldorf	EUR	1.454	-2.471
IK Premium Fonds GmbH & Co. KG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	327	-1.899
IK Premium Fonds zwei GmbH & Co. KG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	2.971	-18.069
INSMED S.r.l., Mailand	100,0000%	Newmed S.p.A., Mailand	EUR	-18	-16
ITERGO Informationstechnologie GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	23.552	-172

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Jordan Health Cost Management Services W.L.L., Amman	100,0000%	MedNet Holding GmbH, München	JOD	280	15
Kapdom-Invest GmbH, Moskau	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	RUB	222.764	314
KarstadtQuelle Krankenversicherung AG, Fürth	100,0000%	QVH Beteiligungs GmbH, Nürnberg	EUR	8.890	-3.637
KarstadtQuelle Lebensversicherung AG, Fürth	55,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	32.845	17.000
KarstadtQuelle Versicherung AG, Fürth	100,0000%	QVH Beteiligungs GmbH, Nürnberg	EUR	33.123	9.451
Larus Vermögensverwaltungsgesellschaft mbH, München	50,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	21.886	-2.334
	50,0000%	Münchener Rückversicherung AG, München			
LifePlans Inc., Waltham, Masachusetts	100,0000%	Munich Atlanta Financial Corporation, Atlanta, Georgia	USD	20.013	787
MEAG Cash Management GmbH, München	60,0000%	Münchener Rückversicherung AG, München	EUR	26	2
MEAG Cash Management GmbH, München	40,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
MEAG Hong Kong Limited, Hong Kong	100,0000%	MEAG New York Corporation, Wilmington, Delaware	HKD	16.682	6.452
MEAG MUNICH ERGO AssetManagement GmbH, München	60,0000%	Münchener Rückversicherung AG, München	EUR	103.747	35.848
	40,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH, München*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	19.665	0
MEAG New York Corporation, Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	2.106	4.606
MedNet Bahrain W.L.L., Bahrain	100,0000%	MedNet Holding GmbH, München	BHD	50	0
MedNet Greece S.A., Athen	78,1419%	MedNet Holding GmbH, München	EUR	363	-29
MedNet Gulf E.C., Manama	70,0000%	MedNet Holding GmbH, München	SAR	-27.222	161
MedNet Holding GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	8.524	-750
MedNet International Ltd., Nicosia	100,0000%	MedNet Holding GmbH, München	EUR	1.196	777
MedNet Saglik Hizmetleri Yönetim ve Danismanlik Anonim Sirketi, Istanbul	100,0000%	MedNet Holding GmbH, München	TRL	-1.279.922.000	886.065.000
MedNet UAE FZ L.L.C., Dubai	100,0000%	MedNet Holding GmbH, München	AED	1.848	598
Mercur Assistance Aktiengesellschaft Holding, München	86,0000%	Münchener Rückversicherung AG, München	EUR	-5.787	-565
	14,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München			
Mercur Assistance Deutschland GmbH, München	100,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	2.884	0
Mercur Assistance Versicherungs-AG, München	100,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	1.636	0
MR ERGO Beteiligungen GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	60.715	-86.313
MR Salute S.r.L., Milano	100,0000%	MedNet Holding GmbH, München	EUR	20	0
MTU Moje Towarzystwo Ubezpieczeniowe S. A., Sopot	100,0000%	Hestia Financial Services S.A., Sopot	PLN	5.016	-4.262
Münchener Rück Italia S.p.A., Mailand	100,0000%	Münchener Rückversicherung AG, München	EUR	189.499	9.501
Munich American Capital Markets, Inc., Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	11.705	-4.774
Munich American Holding Corporation, Wilmington, Delaware	100,0000%	Münchener Rückversicherung AG, München	USD	5.192.950	-44.631

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Munich American Reassurance Company, Atlanta, Georgia	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	1.264.967	28.541
Munich Atlanta Financial Corporation, Atlanta, Georgia	100,0000%	Munich American Reassurance Company, Atlanta, Georgia	USD	20.701	536
Munich Holdings Ltd., Toronto	100,0000%	Münchener Rückversicherung AG, München	CAD	309.232	96.576
Munich Holdings of Australasia Pty. Ltd., Sydney	100,0000%	Münchener Rückversicherung AG, München	AUD	164.219	49.956
Munich Mauritius Reinsurance Co. Ltd., Port Louis	100,0000%	Munich Reinsurance Company of Africa Ltd, Johannesburg	USD	15.297	1.304
Munich Re Capital Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	4.670	-1.047
Munich Re Finance B.V., Amsterdam	100,0000%	Münchener Rückversicherung AG, München	EUR	2.920	920
Munich Re Holding Company (UK) Ltd., London	100,0000%	Münchener Rückversicherung AG, München	GBP	9.386	4
Munich Reinsurance Company of Africa Ltd, Johannesburg	100,0000%	Münchener Rückversicherung AG, München	ZAR	882.015	249.435
Munich Reinsurance Company of Australasia Ltd, Sydney	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	AUD	282.431	50.415
Munich Reinsurance Company of Canada, Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	306.361	47.914
Munich-American Global Services (Munich) GmbH, München	100,0000%	Munich-American Global Services Inc., Wilmington, Delaware	USD	373	-139
Munich-American Global Services Inc., Wilmington, Delaware	100,0000%	American Re Corporation, Wilmington, Delaware	USD	8.431	-84
Munich-American HealthCare Services Inc., Wilmington, Delaware	100,0000%	American Re Corporation, Wilmington, Delaware	USD	1	-1
Munich-American RiskPartners Ltd., London, UK	100,0000%	American Re Holdings Ltd., London, UK	GBP	121	-1
Munich-American RiskPartners, Wilmington, Delaware	100,0000%	American Re Corporation, Wilmington, Delaware	USD	130	-169
Munichre Life Services Ltd., London	100,0000%	Münchener Rückversicherung AG, München	GBP	806	634
Munichre of Australia Equity Investment Co. Pty. Ltd., Sydney	100,0000%	Munich Reinsurance Company of Australasia Ltd, Sydney	AUD	141.229	2.323
Munichre of Australia Property Company Pty. Limited, Sydney	100,0000%	Munich Reinsurance Company of Australasia Ltd, Sydney	AUD	5.596	6.693
MURAIC Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	2.424	0
N.M.U. (Holdings) Limited, Leeds	100,0000%	NMU Group Limited, London	GBP	139	0
Neckermann Lebensversicherung AG, Fürth	75,0000%	KarstadtQuelle Lebensversicherung AG, Fürth	EUR	9.296	202
Neckermann Versicherung AG, Nürnberg	75,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	2.430	-3
Neue Rückversicherungs-Gesellschaft, Genf	100,0000%	Münchener Rückversicherung AG, München	CHF	399.587	85.922
Newmed S.p.A., Mailand	100,0000%	MedNet Holding GmbH, München	EUR	461	-361
NMU Group Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	1.999	0
Northern Marine Underwriters (Scotland) Limited, Glasgow	100,0000%	N.M.U. (Holdings) Limited, Leeds	GBP	-15	0
Northern Marine Underwriters Limited, Leeds	100,0000%	N.M.U. (Holdings) Limited, Leeds	GBP	144	0
Old Broad Street Re, Hamilton	100,0000%	Munichre Life Services Ltd., London	USD	250	5
Powszechne Towarzystwo Emerytalne Ergo Hestia S.A.(Pension Fund), Warsaw	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	80.012	18.351
Princeton Eagle Holding (Bermuda) Limited, Hamilton, Bermuda	100,0000%	Munich-American Global Services Inc., Wilmington, Delaware	USD	577	77
Princeton Eagle Insurance Company Limited, Hamilton, Bermuda	100,0000%	Princeton Eagle Holding (Bermuda) Limited, Hamilton, Bermuda	USD	1.903	139

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Princeton Eagle West (Holding) Inc., Wilmington, Delaware	100,0000%	Munich-American Global Services Inc., Wilmington, Delaware	USD	1.560	-2
Princeton Eagle West Insurance Company Ltd. Hamilton, Bermuda	100,0000%	Princeton Eagle West (Holding) Inc., Wilmington, Delaware	USD	1.725	73
Quelle Lebensversicherung AG, Schwechat	100,0000%	KarstadtQuelle Lebensversicherung AG, Fürth	EUR	3.427	345
QVH Beteiligungs GmbH, Nürnberg	55,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	34.332	7.668
RUSS Versicherung AG, St. Petersburg	73,1900%	ERGO International Aktiengesellschaft, Düsseldorf	RUB	84.367	10.564
	26,5944%	Kapdom-Invest GmbH, Moskau			
Seldac 1. Kommunaler-Rendite-Fonds GmbH & Co. KG, Düsseldorf	74,7179%	IK Premium Fonds zwei GmbH & Co. KG, Düsseldorf	EUR	40.361	-724
	0,2538%	Ideenkapital Treuhand GmbH, Düsseldorf			
	0,0026%	Seldac 1. Verwaltungs-GmbH, Düsseldorf			
Sopockie Towarzystwo Ubezpieczen na Zycie Ergo Hestia Spolka Akcyjna, Sopot	93,0370%	ERGO International Aktiengesellschaft, Düsseldorf	PLN	40.491	3.223
	6,9630%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot			
Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	PLN	657.431	22.324
TELA Aktiengesellschaft, München	100,0000%	Münchener Rückversicherung AG, München	EUR	157.447	3.171
Temple Insurance Company, Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	133.561	30.773
The Princeton Excess and Surplus Lines Insurance Company, Wilmington, Delaware	100,0000%	American Re Corporation, Wilmington, Delaware	USD	48.458	5.238
Unión Médica la Fuencisla, S.A., Compañia de Seguros, Saragossa	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	6.253	269
Venus Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	70.846	-1.727
VHDK Beteiligungsgesellschaft mbH, Düsseldorf	20,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	127.333	0
	20,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	20,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	10,0000%	KarstadtQuelle Lebensversicherung AG, Fürth			
	10,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	5,0000%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
	5,0000%	VICTORIA Pensionskasse AG, Düsseldorf			
	5,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München			
	5,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
VICTORIA Erste Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	126.230	-3.995
VICTORIA General Insurance Company S.A., Athen	83,3333%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	19.068	1.161
	16,6667%	VICTORIA Life Insurance Company S.A., Thessaloniki			
VICTORIA Grundstücksverwaltungs-Gesellschaft GbR, Düsseldorf	60,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	274.518	8.536
	40,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
VICTORIA Internacional de Portugal SGPS S.A., Lissabon	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	51.875	18

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
VICTORIA Investment Properties Two L.P., Atlanta	100,0000%	VICTORIA US Property Zwei GmbH, Düsseldorf	USD	76.807	-24.574
VICTORIA Italy Property GmbH, Düsseldorf	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	1.777	-4.326
VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf*)	51,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	59.811	143
	25,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
	24,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf*)	90,0000%	ERGO Achte Beteiligungsgesellschaft mbH, Düsseldorf	EUR	739.241	600
	10,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
VICTORIA Life Insurance Company S.A., Thessaloniki	96,8992%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	5.882	-115
	3,1008%	VICTORIA General Insurance Company S.A., Athen			
VICTORIA MERIDIONAL Compañía Anónima de Seguros y Reaseguros, S.A., Madrid	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	19.429	2.253
VICTORIA Pensionskasse AG, Düsseldorf*)	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	72.176	26.325
VICTORIA US Holdings, Inc., Wilmington	100,0000%	VICTORIA US Property Investment GmbH, Düsseldorf	USD	157.983	1.561
VICTORIA US Property Investment GmbH, Düsseldorf	100,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	140.057	162
VICTORIA US Property Zwei GmbH, Düsseldorf	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	62.321	-26.871
VICTORIA Versicherung Aktiengesellschaft, Düsseldorf*)	90,0000%	ERGO Achte Beteiligungsgesellschaft mbH, Düsseldorf	EUR	529.249	0
	10,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
VICTORIA Vierte Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	25	
VICTORIA-Seguros de Vida, S.A., Lissabon	100,0000%	VICTORIA Internacional de Portugal SGPS S.A., Lissabon	EUR	20.107	1.437
VICTORIA-Seguros S.A., Lissabon	100,0000%	VICTORIA Internacional de Portugal SGPS S.A., Lissabon	EUR	13.483	2.842
VICTORIA-VOLKSBANKEN Életbiztosító Rt., Budapest	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	HUF	978.857	-20.687
	24,7000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA-VOLKSBANKEN Poisťovna, a.s., Bratislava	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	SKK	245.559	8.656
	24,7000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA-VOLKSBANKEN Biztosító Rt., Budapest	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	HUF	705.123	-12.101
	24,7000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA-VOLKSBANKEN pojišťovna, a.s., Prag	50,4632%	ERGO International Aktiengesellschaft, Düsseldorf	CZK	273.601	20.945
	24,0741%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	74,6269%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	41.838	2.156
Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	23.470	1.270
Vorsorge Luxemburg Lebensversicherung S.A., Munsbach	99,9995%	Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	7.138	1.512
	0,0005%	ERGO International Aktiengesellschaft, Düsseldorf			
Watkins Syndicate Singapore Pte. Limited, Singapore	100,0000%	Munich Re Holding Company (UK) Ltd., London	SGD	286	0

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
nicht konsolidierte Tochterunternehmen					
"PORT BRISTOL" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-24	-8
"PORT MAUBERT" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-4	-4
"PORT MELBOURNE" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-4	-5
"PORT MENIER" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-4	-4
"PORT MORESBY" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-4	-4
"PORT MOUTON" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-4	-4
"PORT NELSON" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-4	-4
"PORT SUDAN" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-4	-4
"PORT VICTORIA" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-5	-3
A.L.I.C.E. Software Lda., Lissabon	95,0000%	VICTORIA Internacional de Portugal SGPS S.A., Lissabon	EUR	72	-273
	5,0000%	VICTORIA-Seguros de Vida, S.A., Lissabon			
Advice2Bau Baucontrolling & Management GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	-85	-34
Akademie Schloß Hohenkammer GmbH, Hohenkammer*)	100,0000%	Münchener Rückversicherung AG, München	EUR	2.676	182
aktiva Vermittlung von Versicherungen und Finanz-Dienstleistungen GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	1.302	180
APK Ambulante Pflege Köln GmbH, Köln	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	24	-1
ARTES Assekuranzmakler GmbH, München	100,0000%	Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf	EUR	-541	-143
ArztPartner almeda AG, München	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	14	456
Assicurazione Europea Viaggi S.r.l., Agrate Brianza	51,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	14	6
Associated Asset Management Corporation B.V., Hertogenbosch	51,0000%	VICTORIA Immobilien Management GmbH, Düsseldorf	EUR	416	509
Basko Garant Russisch-Deutsche Versicherungsgesellschaft AG, Kaliningrad	49,0000%	ERGO International Aktiengesellschaft, Düsseldorf	RUB	-1.831	-19
	35,0000%	RUSS Versicherung AG, St. Petersburg			
Becher & Carlson South Africa Ltd., Johannesburg	51,0000%	Munich Reinsurance Company of Africa Ltd, Johannesburg	ZAR	735	303
Beteiligung HMM Hamburg-Mannheimer Erste Bürogebäude-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	1
Beteiligung HMM Hamburg-Mannheimer Erste Immobilien-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	1
Beteiligung HMM Hamburg-Mannheimer Erste Wohngebäude-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	1
Beteiligung HMM Hamburg-Mannheimer Zweite Bürogebäude-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	1
Beteiligung HMM Hamburg-Mannheimer Zweite Immobilien-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	0
Beteiligung HMM Hamburg-Mannheimer Zweite Wohngebäude-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	0
Beteiligung Hohenzollerndamm 183 Grundstücksverwaltung GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	25	0
Beteiligung Seehotel Potsdam-Pirschheide Grundstücksverwaltung GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	0

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
BioEnergie Verwaltungs-GmbH, Elsterwerda	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	22	4
Blitz 01-807 GmbH, München	100,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München	EUR	24	0
CAPITAL PLAZA Holding- GmbH, Düsseldorf	70,0000%	ERGO Versicherungsgruppe AG, *Düsseldorf*	EUR	30	0
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	10,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	10,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
CarePlus Senioren-Service GmbH, Düsseldorf	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	10	-1
Ciborum GmbH, München	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	25	0
D.A.S. Oigusabikulude Kindlustuse AS, Tallin	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-*Versicherungs-Aktiengesellschaft, München*	EUR	2.000	
D.A.S. ProFi AG Prozessfinanzierung, München	99,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	1.305	61
	1,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München			
Diana Vermögensverwaltungs AG, München	100,0000%	Münchener Rückversicherung AG, München	EUR	51	0
DKV - Alpha Vermögensverwaltungs GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	25	0
DKV - Beta Vermögensverwaltungs GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	25	0
DKV Gesundheits Service GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	53	-1
DKV Immobilien GmbH & Co. KG, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	25	
DKV Immobilienverwaltungs GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	24	0
DKV Pflegedienste & Residenzen GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	-863	-1.941
DKV Residenz am Tibusplatz gGmbH, Münster	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	284	-422
DKV Servicios, S.A. , Saragossa	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	653	53
DKV-Residenz in der Contrescarpe gemeinnützige Gesellschaft mbH, Bremen	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	-367	-827
EKSPERT - Pomoc Ubezpieczeniowa Sp. Z.o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	-443	-814
ERGO GmbH, Glarus	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	CHF	7.370	295
ERGO Immobilien-GmbH 1. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	
ERGO Immobilien-GmbH 2. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	
ERGO Immobilien-GmbH 3. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	
ERGO Immobilien-GmbH 4. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	
ERGO Immobilien-Verwaltungs-GmbH, Kreien	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	34	9
ERGO IN GmbH, Riga	90,0000%	ERGO Latvija Lebensversicherung AG (ERGO Latvija Dziviba AAS), Riga	LVL	-4	5
ERGO IN OÜ, Tallinn	60,0000%	ERGO Elukindlustuse AS, Tallinn	EEK	294	135
ERGO Invest OÜ, Tallinn	98,8701%	ERGO Latvija Invest SIA, Riga	EEK	5.249	772
	1,1299%	ERGO Kindlustuse AS, Tallinn			

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
ERGO Lietuva Invest, Vilnius	75,0000%	ERGO Latvija Invest SIA, Riga	LTL	3.373	472
	25,0000%	ERGO Lietuva draudimo UAB, Vilnius			
ERGO LM, Tallinn	100,0000%	ERGO Elukindlustuse AS, Tallinn	EEK	80	-379
ERGO Portfolio Advisory S.A., Luxemburg	51,0000%	ERGO Italia S.p.A., Mailand	EUR	664	48
ERGO Shisn, Moskau	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	RUB	30.000	
ERGO Treasury Centre No. 2 Ltd., Dublin	100,0000%	ERGO Treasury Centre Ltd., Dublin	EUR	0	0
ERGO Trust Dritte Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	25	
ERGO Trust Erste Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	24	-1
ERGO Trust Zweite Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	24	-1
ET Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	26	0
Etics, s.r.o., Prag	100,0000%	Evropska Cestovni Pojistovna A.S., Prag	CZK	2.000	
Euro-Alarm A/S, Kopenhagen	66,6667%	Europaeiske Rejseforsikring A/S, Kopenhagen	DKK	2.607	-145
Europäische (UK) Ltd., London	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR		
European Assistance Holding, München	60,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	24	-1
	10,0000%	Compania Europea de Seguros S.A., Madrid			
	10,0000%	Europaeiske Rejseforsikring A/S, Kopenhagen			
	10,0000%	Europeiska Försäkringsaktiebolaget, Stockholm			
	10,0000%	Evropska Cestovni Pojistovna A.S., Prag			
EVV Logistik Management GmbH, Düsseldorf	64,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	25	0
	20,0000%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
	16,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
Exolvo GmbH, Hamburg	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	26	0
Flexitel Telefonservice GmbH, Berlin	76,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	1.730	668
Forst Ebnath AG, Ebnath	96,7315%	Münchener Rückversicherung AG, München	EUR	2.962	666
Gastronomie Service Gesellschaft Überseering 35 GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	133	61
GBD Gesellschaft für Beteiligungsverwaltung und Dienstleistungen mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	828	8
GBG Vogelsanger Straße GmbH, Köln	94,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	1.583	-210
Gebäude- und Büro-Service Gesellschaft Überseering 35 GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	144	40
GEMEDA Gesellschaft für medizinische Datenerfassung und Auswertung sowie Serviceleistungen für freie Berufe mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	244	1
Genius II Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	30	0
goDentis - Gesellschaft für Innovation in der Zahnheilkunde mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	304	-1.764
goDentis Zahnprophylaxezentrum Stuttgart GmbH, Stuttgart	100,0000%	goDentis - Gesellschaft für Innovation in der Zahnheilkunde mbH, Köln	EUR	-1.398	-765

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
goMedus Gesellschaft für Qualität in der Medizin mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	1.476	-365
Great Lakes Re Management Company (Belgium) S.A., Brüssel	99,9000%	Münchener Rückversicherung AG, München	EUR	72	-2
	0,1000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Great Lakes Services Ltd., London	100,0000%	Great Lakes Reinsurance (UK) Plc., London	GBP	312	111
Hamburger Hof Management GmbH, Hamburg	100,0000%	Münchener Rückversicherung AG, München	EUR	48	0
Hamburg-Mannheimer Consulting S.A., Brüssel	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	394	60
Hamburg-Mannheimer ForsikringService A/S, Kopenhagen	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	DKK	590	12
Hamburg-Mannheimer Rechtsschutz Schaden-Service GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg	EUR	60	1
Hamburg-Mannheimer spol s.r.o., Prag	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	CZK	15.063	133
Hamburg-Mannheimer Sports GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	223	15
Hamburg-Mannheimer Versicherungs- und Finanzierungsvermittlung GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	118	6
Hestia Kontakt Sp. z o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	651	33
Hestia Loss Control Sp. z o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	486	90
Hestia Zdrowie Sp. Z.o.o., Sopot	100,0000%	Hestia Financial Services S.A., Sopot	PLN	706	167
HMP Polska Sp.zo.o., Warschau	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	PLN	3.147	-391
IDEENKAPITAL Asset Management AG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	287	25
Ideenkapital Client Service GmbH, Düsseldorf*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	26	0
Ideenkapital dritte Investoren Service GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	74	47
IDEENKAPITAL erste Gamefonds Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	21	-2
Ideenkapital erste Investoren Service GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	35	13
Ideenkapital Financial Planning GmbH, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	175	91
Ideenkapital Fünfte Media Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	21	-1
IDEENKAPITAL Marine Finance AG, Hamburg	75,1000%	IDEENKAPITAL AG, Düsseldorf	EUR	-513	-623
IDEENKAPITAL Marine Services GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	100	81
Ideenkapital Media Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	-247	-301
IDEENKAPITAL PRORENDITA EINS Treuhandgesellschaft mbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	33	8
IDEENKAPITAL Schiffsfonds Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	39	7
Ideenkapital sechste Media Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	22	-1
Ideenkapital Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	86	38
IDEENKAPITAL Treuhand NAVALIA drei GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	30	6
IDEENKAPITAL Treuhand NAVALIA fünf GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	33	9
IDEENKAPITAL Treuhand NAVALIA sechs GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	32	8

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
IDEENKAPITAL Treuhand NAVALIA sieben GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	33	9
IDEENKAPITAL TreuHand NAVALIA vier GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	32	9
Ideenkapital Treuhand NAVALIA zwei GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	33	10
Ideenkapital Treuhand US Real Estate eins GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	23	-2
IDEENKAPITAL Treuhand Validia 4 GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	17	-10
IDEENKAPITAL vierte Filmfonds Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	38	7
Ideenkapital vierte Media Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	54	28
Ideenkapital zweite Investoren Service GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	50	23
Ideenkapital zweite Media Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	37	10
IDEENKAPITAL-Verwaltungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	-1.847	-3.610
IK FE Management GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	139	100
IK Objekt Bensheim GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	30	5
IK Objekt Frankfurt Theodor-Heuss-Allee GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	26	-1
IK Premium GmbH, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	21	-2
IK Primeria Fonds GmbH & Co. KG, Düsseldorf	100,0000%	IKFE Primeria Management GmbH, Düsseldorf	EUR	-1	-1
IK Primeria GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	21	-2
IK US Portfolio Invest GmbH & Co. KG, Düsseldorf	100,0000%	IK FE Management GmbH, Düsseldorf	EUR	168	169
IK US Portfolio Invest Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	22	-3
IKFE Management Validia 4 gmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	4	-639
IKFE Management Zwei GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	20	-3
IKFE Primeria Management GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	21	-3
IKFE Properties I AG, Zürich	62,6913%	IK Premium Fonds GmbH & Co. KG, Düsseldorf	CHF	12.197	285
IKFE Properties I AG, Zürich	0,8619%	IDEENKAPITAL Financial Engineering AG, Düsseldorf			
InterAssistance Gesellschaft für Dienstleistungen mit beschränkter Haftung, München*)	100,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München	EUR	26	0
Internationale sechste Mediastream Film GmbH & Co. Productions KG, Grünwald	33,3333%	IDEENKAPITAL Financial Service AG, Düsseldorf	EUR		-2
	33,3333%	IDEENKAPITAL Financial Engineering AG, Düsseldorf			
	33,3333%	Ideenkapital sechste Media Treuhand GmbH, Düsseldorf			
Investmentprotect Film GmbH & Co. Productions KG, Grünwald	33,3333%	IDEENKAPITAL Financial Service AG, Düsseldorf	EUR		-3
	33,3333%	Ideenkapital Fünfte Media Treuhand GmbH, Düsseldorf			
	33,3333%	IDEENKAPITAL Financial Engineering AG, Düsseldorf			
Investmentprotect Film GmbH, Grünwald	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	21	-1

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
IRIS Capital Fund II German Investors GmbH & Co. KG, Düsseldorf	42,8571%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	5.452	-21
	42,8571%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
Jupiter Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	158	1
Juventus Vermögensverwaltungs AG, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	52	0
K & P Objekt Bielefeld Zimmerstraße GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	3	-2
K & P Objekt Hamburg Hamburger Straße GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	28	4
K & P Objekt München Hufelandstraße GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	30	9
K & P Pflegezentrum IMMAC Uelzen Renditefonds GmbH & Co. KG, Uelzen	79,7394%	IK Premium Fonds GmbH & Co. KG, Düsseldorf	EUR	4.088	-717
	0,0410%	IK FE Management GmbH, Düsseldorf			
KARNET BOA GmbH, Moskau	51,0000%	RUSS Versicherung AG, St. Petersburg	RUB	-193	-66
KBV Gesellschaft für Kapitalbeschaffung und Versicherungsvermittlung mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	249	0
Konzeption S.A., Tychy	93,3700%	Patria Investment S.A., Tychy	PLN	5.727	894
	6,1100%	Patria Broker Spólka z.o.o., Tychy			
	0,0200%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot			
KQV Solarpark Franken 1 GmbH & Co. KG, Fürth	100,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	1.000	
M & P Versicherungsmakler GmbH, Nürnberg	100,0000%	Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf	EUR	525	75
MAM Munich Asset Management GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
Marina Salud S.A., Alicante	65,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	3.000	
MAYFAIR Financing GmbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	21	-3
MAYFAIR Holding GmbH & Co. Singapur KG, Düsseldorf	71,4285%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	85.000	1.214
MAYFAIR Holding GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	25	0
MEAG Real Estate Düsseldorf GmbH, Düsseldorf*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	25	0
MEAG Real Estate Facilities Management Düsseldorf GmbH, Düsseldorf) *	100,0000%	MEAG Real Estate Düsseldorf GmbH, Düsseldorf	EUR	25	0
MEAG Real Estate Facilities Management Hamburg GmbH, Hamburg*)	100,0000%	MEAG Real Estate Hamburg GmbH, Hamburg	EUR	24	0
MEAG Real Estate Facilities Management München GmbH, München*)	100,0000%	MEAG Real Estate München GmbH, München	EUR	26	0
MEAG Real Estate Hamburg GmbH, Hamburg*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	18	0
MEAG Real Estate München GmbH, München*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	25	0
Mediastream Consulting GmbH, München	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	68	9
Mediastream Dritte Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	61	3
Mediastream Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	45	3
Mediastream Fünfte Medien GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	22	-1
Mediastream Sechste Film GmbH, Grünwald	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	22	-1

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Mediastream Vierte Medien GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	25	-7
Mediastream Zweite Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	61	4
MedNet Europa GmbH, München	100,0000%	MedNet Holding GmbH, München	EUR	20	0
MedNet Holding Ltd., Nicosia	84,3000%	Münchener Rückversicherung AG, München	USD	20	0
	15,7000%	MedNet Holding GmbH, München			
MedNet International Offshore SAL, Beirut	99,6700%	MedNet International Ltd., Nicosia	USD	118	-3
Medotel Gesellschaft für Hotelmedizin mbH, Köln	100,0000%	MedWell Gesundheits-AG, Köln	EUR	9	-11
MedWell Gesundheits-AG, Köln	97,1906%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	-191	75
Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf	100,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	7.697	-127
miCura Pflegedienste Bremen GmbH, Bremen	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	23	-2
miCura Pflegedienste Dachau GmbH, Dachau	51,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	100	0
miCura Pflegedienste Düsseldorf GmbH, Düsseldorf	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	189	-27
miCura Pflegedienste Krefeld GmbH, Krefeld	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	-76	14
miCura Pflegedienste München GmbH, München	80,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	89	54
miCura Pflegedienste Münster GmbH, Münster	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	76	13
miCura Pflegedienste Nürnberg GmbH, Nürnberg	51,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	25	
Mietergemeinschaft FDL-Gebäude GbR, Nürnberg	99,3300%	KarstadtQuelle Lebensversicherung AG, Fürth	EUR	1.333	-63
	0,6700%	welivit AG, Nürnberg			
MR Beteiligungen 1. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	25	0
MR Beteiligungen 14. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	25	0
MR Beteiligungen 15. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	25	0
MR Beteiligungen 16. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	25	0
MR Beteiligungen 17. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
MR Beteiligungen 18. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
MR Beteiligungen 19. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	23	0
MR Beteiligungen 3. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	25	0
MR Beteiligungen 4. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	25	0
MR Beteiligungen AG, München	100,0000%	Münchener Rückversicherung AG, München	EUR	60	6
MRE Beteiligungen AG, München	100,0000%	Münchener Rückversicherung AG, München	EUR	62	1
Muenchener Rueck Hellas Services S.A., Athen	100,0000%	Münchener Rückversicherung AG, München	EUR	202	123
Multiasistencia Europea, S.A., Madrid	100,0000%	Compania Europea de Seguros S.A., Madrid	EUR	151	26
Münchener Agro Servicios do Brasil, Ltda., Sao Paulo	100,0000%	Münchener Rückversicherung AG, München	BRL	-143	-1.330

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Münchener Consultora Internacional S.R.L., Santiago de Chile	90,0000%	Münchener Rückversicherung AG, München	CLP	184.140	39.060
	10,0000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Münchener de Argentina Servicios Técnicos S. R. L., Buenos Aires	100,0000%	Münchener Rückversicherung AG, München	ARS	690	122
Münchener de Colombia S.A. Corredores de Reaseguros, Santa Fe de Bogota D.C.	100,0000%	Münchener Rückversicherung AG, München	COP	1.672.347	71.929
Münchener de Mexico S. A., Mexico	99,8000%	Munich Holdings Ltd., Toronto	MXN	18.523	2.026
	0,2000%	Münchener Rückversicherung AG, München			
Münchener de Venezuela C.A. Intermediaria de Reaseguros, Caracas	100,0000%	Munich Holdings Ltd., Toronto	VEB	49.458	5.751
Münchener do Brasil Servicos Técnicos Ltda., Sao Paulo	90,0000%	Münchener Rückversicherung AG, München	BRL	1.093	389
	10,0000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Münchener Ecoconsult GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	108	8
Münchener Finanzgruppe AG Beteiligungen, München	100,0000%	Münchener Rückversicherung AG, München	EUR	51	0
Münchener Vermögensverwaltung GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	26	
Munich Canada Systems Corporation, Toronto	100,0000%	Munich Reinsurance Company of Canada, Toronto	CAD		
Munich Columbia Square Corp., Wilmington	100,0000%	Münchener Rückversicherung AG, München	USD	21	1
Munich Life Management Corporation Ltd., Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	5	0
Munich Management Pte. Ltd., Singapur	100,0000%	Munich Holdings Ltd., Toronto	SGD	1.197	703
Munich Management Pty. Ltd., Sydney	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	AUD	10	0
Munich Re General (UK) plc, London	100,0000%	Münchener Rückversicherung AG, München	GBP	50	0
Munich Re India Services Private Limited, Mumbai	99,0000%	Münchener Rückversicherung AG, München	INR	3.563	2.671
	1,0000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Munich Re Japan Services K. K., Tokio	100,0000%	Münchener Rückversicherung AG, München	JPY	202.118	11.138
Munich Re Life and Health (UK) Plc., London	100,0000%	Münchener Rückversicherung AG, München	GBP	50	0
Munich Re Polska Services So. Z.o.o., Warschau	100,0000%	Münchener Rückversicherung AG, München	PLN	691	96
Munich Re Tel Aviv Services Ltd., Tel Aviv	100,0000%	Münchener Rückversicherung AG, München	ILS	29	-754
Munich-American Risk Partners GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	716	546
Munich-Canada Management Corp. Ltd., Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	5	0
MunichFinancialGroup AG Holding, München	100,0000%	Münchener Rückversicherung AG, München	EUR	50	0
MunichFinancialServices AG Holding, München	100,0000%	Münchener Rückversicherung AG, München	EUR	51	0
Munichre General Services Limited, London	100,0000%	Münchener Rückversicherung AG, München	GBP	12	360
Munichre New Zealand Service Limited, Auckland	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	NZD	10	0
Munichre Service Limited, Hong Kong	100,0000%	Munich Holdings Ltd., Toronto	HKD	335	125
Munichre Services Limited, London	100,0000%	Münchener Rückversicherung AG, München	GBP	11	0

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Nederlands Centrum voor Fiscaal en Sociaal Advies, Brüssel	77,0000%	Hamburg-Mannheimer Consulting S.A., Brüssel	EUR	33	27
	20,0000%	Hamburg-Mannheimer N.V./S.A., Brüssel			
Patria Broker Spólka z.o.o., Tychy	93,0000%	Patria Investment S.A., Tychy	PLN	99	5
Patria Investment S.A., Tychy	50,4000%	Hestia Financial Services S.A., Sopot	PLN	8.920	-85
	39,0500%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot			
PLATINIA Verwaltungs-GmbH, München	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	27	0
Primecare GmbH, Köln	100,0000%	MedWell Gesundheits-AG, Köln	EUR	13	1
PRORENDITA DREI GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL PRORENDITA EINS Treuhandgesellschaft mbH, Düsseldorf	EUR	5	
PRORENDITA DREI Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	
PRORENDITA EINS Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	24	-1
PRORENDITA ZWEI Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	
ProVictor Immobilien GmbH, Düsseldorf	50,0000%	ERGO Trust GmbH, Düsseldorf	EUR	212	161
ProVictor Property Fund IV Management, Inc., Atlanta	51,0000%	ProVictor US Corporation, Atlanta	USD		0
ProVictor Property Fund V Management, Inc., Atlanta	51,0000%	ProVictor US Corporation, Atlanta	USD		0
ProVictor Property Fund VI Management, Inc., Atlanta	51,0000%	ProVictor US Corporation, Atlanta	USD	22	22
ProVictor US Corporation, Atlanta	100,0000%	ProVictor Immobilien GmbH, Düsseldorf	USD	7	-4
Reaseguradora de las Américas S. A., La Habana	100,0000%	Münchener Rückversicherung AG, München	CUP	610	-1
Schrömbgens & Stephan GmbH, Versicherungsmakler, Düsseldorf	80,0000%	Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf	EUR	471	404
Seldac 1. Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	63	42
Seminaris Hotel- und Kongreßstätten-Betriebsgesellschaft mbH, Lüneburg	25,0000%	Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg	EUR	1.583	-150
	25,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	25,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
Silvanus Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	36	0
Solidus GmbH, München	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	25	0
Sopockie Towarzystwo Doradcze Sp. z o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	36	-2
SOS International Reise-Notfallservice GmbH, München	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	26	0
Stadtwerk Elsterwerda GmbH, Elsterwerda	51,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	561	25
Stichting Aandelen Beheer D.A.S. Holding, Amsterdam	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR		
TAS Assekuranz Service GmbH, Frankfurt/Main	100,0000%	Touristik Assekuranz Service GmbH Versicherungsmakler, Frankfurt/Main	EUR	14	-9
TAS Touristik Assekuranz Service International GmbH, Frankfurt/Main	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	264	0
Three Lions Underwriting Ltd., London	60,0000%	Münchener Rückversicherung AG, München	GBP	1.409	1.198
TIP - Redaktion und Service GmbH, Ostfildern	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	150	118

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
TIP Gesellschaft für Touristik-Informations-Programme mbH, München	51,6100%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	22	-12
Titus AG, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	19.169	-423
Touristik Assekuranz Service GmbH Versicherungsmakler, Frankfurt/Main	100,0000%	ERV Beteiligungsgesellschaft mbH, München	EUR	256	0
VB VICTORIA Zastupanje u Osiguranju d.o.o., Zagreb	74,9000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	HRK	4	4
	25,1000%	Österreichische Volksbanken-AG, Wien			
Verwaltungsgesellschaft "PORT BRISTOL" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	23	-2
Verwaltungsgesellschaft "PORT LOUIS" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	33	6
Verwaltungsgesellschaft "PORT MAUBERT" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	23	-1
Verwaltungsgesellschaft "PORT MELBOURNE" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	23	-1
Verwaltungsgesellschaft "PORT MENIER" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	23	-1
Verwaltungsgesellschaft "PORT MOODY" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	29	8
Verwaltungsgesellschaft "PORT MORESBY" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	23	-1
Verwaltungsgesellschaft "PORT MOUTON" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	23	-1
Verwaltungsgesellschaft "PORT NELSON" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	23	-1
Verwaltungsgesellschaft "PORT RUSSEL" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	30	7
Verwaltungsgesellschaft "PORT SAID" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	28	4
Verwaltungsgesellschaft "PORT STANLEY" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	28	5
Verwaltungsgesellschaft "PORT STEWART" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	27	5
Verwaltungsgesellschaft "PORT SUDAN" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	23	-1
Verwaltungsgesellschaft "PORT UNION" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	28	7
Verwaltungsgesellschaft "PORT VICTORIA" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	0
Vesta Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	29	0
VFG Vorsorge-Finanzierungsconsulting GmbH, Wien	75,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	533	427
VICTORIA Immobilien Management GmbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	623	91
VICTORIA Immobilien-Fonds GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	139	16
Viwis GmbH, München	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	2.000	0
VV-Consulting Gesellschaft für Risikoanalyse, Vorsorgeberatung und Versicherungsvermittlung GmbH, Wien	100,0000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	EUR	176	-8
VV-Immobilien Gesellschaft für Haus- und Grundbesitzverwaltung GmbH, Wien	100,0000%	VV-Consulting Gesellschaft für Risikoanalyse, Vorsorgeberatung und Versicherungsvermittlung GmbH, Wien	EUR	-136	30
welivit AG, Nürnberg	100,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	7.286	702
welivit New Energy GmbH, Fürth	100,0000%	welivit AG, Nürnberg	EUR	25	
WISMA ATRIA Holding GmbH & Co. Singapur KG, Düsseldorf	65,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	65.440	3.318
Wohnungsgesellschaft Brela mbH, Hamburg*)	100,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	102	454

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
AT EQUITY BEWERTETE ASSOZIIERTE UNTERNEHMEN					
- * Bewertung mit umbewerteten IAS-Eigenkapital					
"PORT LOUIS" GmbH & Co. KG, Hamburg	25,6685%	IK Premium Fonds zwei GmbH & Co. KG, Düsseldorf	EUR	3.251	-3.085
	0,4187%	IDEENKAPITAL Marine Finance AG, Hamburg			
	0,0465%	IDEENKAPITAL Schiffsfonds Treuhand GmbH, Düsseldorf			
	0,1396%	IDEENKAPITAL AG, Düsseldorf			
	0,1396%	IDEENKAPITAL Financial Service AG, Düsseldorf			
13th & F associates (Columbia Square), Washington D.C.	79,9000%	American Re-Insurance Company, Wilmington, Delaware	USD	95.589	9.408
	0,1000%	Munich Columbia Square Corp., Wilmington			
20Twenty Healthcare Holdings, London	27,0000%	Münchener Rückversicherung AG, München	GBP	23	5.521
AdvanceCare - Gestão de Serviços de Saúde, S.A, Lissabon	24,0000%	VICTORIA Internacional de Portugal SGPS S.A., Lissabon	EUR	4.018	1.148
	15,0000%	Münchener Rückversicherung AG, München			
Assistance Partner GmbH & Co. KG, München	21,6600%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	0	180
	8,0900%	InterAssistance Gesellschaft für Dienstleistungen mit beschränkter Haftung, München			
B.F. International Vida Compania de Seguros S. A., Buenos Aires	20,0000%	ERGO Italia S.p.A., Mailand	ARS	1.437	-426
BHS tabletop AG, Selb	28,9134%	Münchener Rückversicherung AG, München	EUR	28.179	4.000
Bloemers Holding B. V., Rotterdam	22,7273%	Münchener Rückversicherung AG, München	EUR	21.002	6.334
carexpert Kfz-Sachverständigen GmbH, Walluf	25,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	5.259	111
Consortia Versicherungs-Beteiligungsgesellschaft mbH, Nürnberg	30,0000%	Münchener Rückversicherung AG, München	EUR	55.862	2.847
Creance Capital Inc., Oakland, Carlifornia	25,0000%	American Re-Insurance Company, Wilmington, Delaware	USD	4	-102
D.A.S. Difesa Automobilistica Sinistri, S.p.A. di Assicurazione, Verona	49,9920%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	8.213	1.971
Dolmen Securities Limited, Dublin	91,6670%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	18.486	-250
	0,0124%	ERGO Treasury Centre No. 2 Ltd., Dublin			
EUREKA Office Fund Pte Ltd., Singapur	50,0000%	EUREKA GmbH, Düsseldorf	SGD	433.642	-1.804
Euro-Center Holding A/S, Kopenhagen	16,6666%	Europaeiske Rejseforsikring A/S, Kopenhagen	DKK	8.406	270
	16,6666%	Europeiska Försäkringsaktiebolaget, Stockholm			
	16,6666%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München			
Europai Utazasi Biztosito Rt., Budapest	26,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	HUF	784.875	179.404
Europäische Reiseversicherungs-Aktiengesellschaft, Wien	25,0100%	ERV Beteiligungsgesellschaft mbH, München	EUR	4.815	26
Finsure Investments (Private) Limited, Harare	24,5000%	Munich Reinsurance Company of Africa Ltd, Johannesburg	ZWD		-27.585
Global Aerospace Underwriting Managers Ltd., London	24,9000%	Münchener Rückversicherung AG, München	GBP	7.618	1.189

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
HighTech Beteiligungen GmbH und Co. KG, Düsseldorf	9,9000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	60.315	3.488
	6,6000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	6,6000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
IK Objektgesellschaft Frankfurt Theodor-Heuss-Allee GmbH & Co. KG, Düsseldorf	47,4000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	161.148	8.955
Income Opportunity Fund I L.L.C., New York	33,3300%	ERGO TRU-US Investments, Inc., Wilmington	USD	-6.067	-575
Janus Vermögensverwaltungsgesellschaft mbH, München	50,0000%	Münchener Rückversicherung AG, München	EUR	31.237	904
K & P Objekt Hamburg Hamburger Straße Immobilienfonds GmbH & Co.KG, Düsseldorf	30,8206%	IK Premium Fonds GmbH & Co. KG, Düsseldorf	EUR	7.654	-82
	5,7252%	IK FE Management GmbH, Düsseldorf			
	0,1431%	Ideenkapital Treuhand GmbH, Düsseldorf			
KarstadtQuelle Finanz Service GmbH, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	126.287	-10.396
Lancers Financial Group, Inc., Long Beach, NY	47,4600%	American Re-Insurance Company, *Wilmington, Delaware*	USD	25.521	6.251
MCAF Verwaltungs-GmbH & Co.KG, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	110.000	105
MDP Ventures I L.L.C., New York	50,0000%	ERGO TRU-US Investments, Inc., Wilmington	USD	39.204	15.528
MDP Ventures III L.L.C., New York	49,9900%	ERGO TRU-US Investments, Inc., Wilmington	USD	5.183	1.609
MEDICLIN Aktiengesellschaft, Frankfurt am Main	17,4140%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	133.347	-33.172
	12,4891%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
Middlesea Insurance p.l.c, Floriana	19,9000%	Münchener Rückversicherung AG, München	MTL	24.074	1.583
Millennium Development Partners II L.L.C., New York	49,9900%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	USD	-27.949	985
Millennium Entertainment Partners II L.P., New York	32,5641%	VICTORIA Investment Properties Two L.P., Atlanta	USD	155.965	-35.547
	9,7775%	VICTORIA US Holdings, Inc., Wilmington			
Millennium Entertainment Partners L.P., New York**)	42,3634%	VICTORIA US Holdings, Inc., Wilmington	USD	109.993	-13.354
Millennium Partners LLC, New York	22,4111%	VICTORIA US Holdings, Inc., Wilmington	USD	227.895	-18.892
MPE Hotel I L.L.C., New York	33,3300%	VICTORIA Investment Properties Two L.P., Atlanta	USD	-175.210	-59.221
MPE Hotel I Tenant Holdings L.L.C., New York	33,3300%	VICTORIA Investment Properties Two L.P., Atlanta	USD	-7.040	-406
Mutor Investments Ltd., Toronto	49,0015%	Munich Holdings Ltd., Toronto	CAD	9.272	23.672
Orel-G-Holding AD., Sofia	29,6667%	Münchener Rückversicherung AG, München	BGN	24.282	-3
PICC Health Insurance Company Limited, Beijing	19,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	CNY	1.000.000	
Prévoyance Ré, S.A., Paris	34,0000%	Münchener Rückversicherung AG, München	EUR	25.470	218
Property Finance France S.A., Luxemburg	45,4605%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	61.155	22.149
Property Fund Italy GmbH, München**)	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	504	-574
RehaCare GmbH, München	25,1000%	Münchener Rückversicherung AG, München	EUR	1.063	273
Rendite Partner Gesellschaft für Vermögensverwaltung mbH, Frankfurt a.M.	33,3333%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	76.960	5.366

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
RP Vilbeler Fondsgesellschaft mbH, Frankfurt a.M.	20,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	252.844	7.911
	10,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
	10,0000%	KarstadtQuelle Lebensversicherung AG, Fürth			
Rubattino 87 S.r.l., Mailand	46,2333%	VICTORIA Italy Property GmbH, Düsseldorf	EUR	11.278	-473
Sana Kliniken GmbH & Co. KGaA, München	20,3150%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	109.535	6.373
	1,3875%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
Saudi National Insurance Company E.C., Manama	22,5000%	Münchener Rückversicherung AG, München	USD	15.779	4.777
SEBA Beteiligungsgesellschaft mbH, Nürnberg	20,0000%	Münchener Rückversicherung AG, München	EUR	95.403	1.127
Star Growth GmbH & Co. Beteiligungs KG, München	48,2800%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	USD	14.500	1
Storebrand Helseforsikring AS, Oslo	50,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	NOK	48.708	-25.747
TERTIANUM Besitzgesellschaft Berlin Passauer Strasse 5-7 mbH, München	25,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	39.106	-733
TERTIANUM Besitzgesellschaft Konstanz Marktstätte 2-6 und Sigismundstrasse 5-9 mbH, München	25,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	57.453	-1.129
TERTIANUM Besitzgesellschaft München Jahnstrasse 45 mbH, München	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	50.604	925
TERTIANUM Seniorenresidenz Betriebsgesellschaft München mbH, München	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	1.550	0
TERTIANUM Seniorenresidenzen Betriebsgesellschaft mbH, Konstanz	25,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	2.512	2.427
The Victoria Partnership L.P., London	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	GBP	73	284
Uelzener Lebensversicherungs-AG, Uelzen	23,9750%	Münchener Rückversicherung AG, München	EUR	2.221	0
UNION VERSICHERUNGS-AKTIENGESELLSCHAFT, Wien	45,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	66.103	14.257
US Property Investment Fund L.P., Atlanta	22,0855%	VICTORIA US Holdings, Inc., Wilmington	USD	96.402	19.534
US Property Management II L.P., Atlanta	33,3333%	ERGO TRU-US Holdings, Inc., Wilmington	USD	493	6.546
VEREINSBANK VICTORIA Bauspar Aktiengesellschaft, München	30,0000%	ERGO Zweite Beteiligungsgesellschaft mbH, Düsseldorf	EUR	64.545	2.084
VICTORIA-VOLKSBANKEN Mitarbeitervorsorgekasse AG, Wien	50,0000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	EUR	3.228	-328
	50,0000%	Österreichische Volksbanken-AG, Wien			
VICTORIA-VOLKSBANKEN Pensionskassen Aktiengesellschaft, Wien	47,4972%	Österreichische Volksbanken-AG, Wien	EUR	8.986	1.187
	23,7514%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
	23,7514%	ERGO International Aktiengesellschaft, Düsseldorf			
VV Immobilien GmbH & Co. GB KG, Düsseldorf	19,0770%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	45.643	2.143
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	8,2055%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
	3,6416%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
VV Immobilien GmbH & Co. United States KG, Düsseldorf	21,1267%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	65.343	5.340
	7,8247%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
VV Immobilien GmbH & Co. US City KG, München	23,0999%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	178.178	6.676
VV Immobilien Verwaltungs GmbH & Co. Zentraleuropa KG, München	20,4082%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	73.731	6.670
Watkins Syndicate Hong Kong Limited, Hong Kong	47,0000%	Munich Re Holding Company (UK) Ltd., London	HKD	1.261	0
AT COST BEWERTETE ASSOZIIERTE UNTERNEHMEN					
"TopReport" Schadenbesichtigungs GmbH, Wien	20,0000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	EUR	175	0
acm-Compagnie Mercur AG, Bremen	50,0000%	Münchener Rückversicherung AG, München	EUR	132	3
ARIES, New York	21,6000%	American Re-Insurance Company, Wilmington, Delaware	USD	5.931	9.090
BF.direkt AG, Stuttgart	45,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	-500	-720
CLAIMWEB S.p.A., Mailand	20,0000%	Newmed S.p.A., Mailand	EUR	122	4
Fernkälte Geschäftsstadt Nord Gesellschaft bürgerlichen Rechts, Hamburg	36,8500%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	1.747	0
General Partner Victoria Limited, London	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	GBP	30	8
Global Assistance GmbH, München	30,0000%	GLOBALE Krankenversicherungs-Aktiengesellschaft, Köln	EUR	375	-13
Gustav-Freytag-Straße 1 München GbR, München	25,0000%	VICTORIA Immobilien Management GmbH, Düsseldorf	EUR		0
Hannover Finanz-Umwelt Beteiligungsgesellschaft mbH, Hillerse	20,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	-5.568	-7.950
Inreon Limited, London	38,2700%	Münchener Rückversicherung AG, München	GBP	125	
IVS Schrömbgens & Stephan Immobilienversicherungsservice GmbH, Düsseldorf	25,0000%	Schrömbgens & Stephan GmbH, Versicherungsmakler, Düsseldorf	EUR	669	644
Jet Holdings (Hong Kong) Limited, Hongkong	50,0000%	ERGO Trust GmbH, Düsseldorf	USD	6.822	2.477
Kürnbergstraße 30, München GbR, München	50,0000%	VICTORIA Immobilien Management GmbH, Düsseldorf	EUR	33	-6
LCM Logistic Center Management GmbH, Hamburg	50,0000%	ERGO Trust GmbH, Düsseldorf	EUR	64	40
MCAF Management GmbH, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	26	1
Miera auto SIA, Riga	49,0001%	ERGO Latvija Invest SIA, Riga	LVL	158	34
Munich London Investment Management Ltd, London	50,0000%	Münchener Rückversicherung AG, München	GBP	813	198
National Insurance Company S.A., Luxemburg	22,5000%	Münchener Rückversicherung AG, München	LUF	1.250	-70
Paramount Healthcare Management Ltd., Bombay	33,0000%	Münchener Rückversicherung AG, München	INR	102.285	3.848
PBW Real Estate Asset Management B.V., Amsterdam	49,5000%	ERGO Trust GmbH, Düsseldorf	EUR	2.893	575
POOL Sp. z o.o., Warschau	33,7500%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	4	
ProVictor Property Fund VII, L.P., Atlanta	43,3435%	ProVictor Immobilien GmbH, Düsseldorf	USD		
QRC Quality Research Consulting GmbH, Buxtehude	25,2000%	IDEENKAPITAL AG, Düsseldorf	EUR	161	-59
Reisegarant, Vermittler von Insolvenzversicherungen mbH, Hamburg	24,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	126	22

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
RM 2264 Vermögensverwaltungs GmbH, München	25,0000%	ERGO Trust GmbH, Düsseldorf	EUR	23	-1
Rumba GmbH & Co. KG, München	25,0000%	ERGO Trust GmbH, Düsseldorf	EUR	1.610	16
Sana Managementgesellschaft mbH, München**)	23,1500%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	52	3
	2,0000%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
Schleißheimer Straße 80 München GbR, München	37,5000%	VICTORIA Immobilien Management GmbH, Düsseldorf	EUR	168	-66
Solareh GmbH, München	50,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	-175	-208
SWE Umwelt GmbH, Elsterwerda	50,0000%	Stadtwerk Elsterwerda GmbH, Elsterwerda	EUR	-8	-23
Teko - Technisches Kontor für Versicherungen Gesellschaft mit beschränkter Haftung, Düsseldorf	30,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	44	19
TERTIANUM Management Aktiengesellschaft für Wohnen und Leben im Dritten Lebensabschnitt, München	20,2475%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	263	-194
U.S. Property Management III L.P., Atlanta	20,0000%	ERGO TRU-US Holdings, Inc., Wilmington	USD	645	8.780
Union Europske Cestovne Poistenie a.s., Bratislava	25,0000%	Europaeiske Rejseforsikring A/S, Kopenhagen	SKK	1.039	61
US Property Management L.P., Atlanta	33,3333%	ERGO TRU-US Holdings, Inc., Wilmington	USD	1.489	1.721
Versicherungsagentur Latgarant GmbH (Apdrosinasanas agentura Latgarants), Riga	35,0000%	ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga	LVL	435	288
Volksbanken-Versicherungsdienst GmbH, Wien	25,2319%	VV-Consulting Gesellschaft für Risikoanalyse, Vorsorgeberatung und Versicherungsvermittlung GmbH, Wien	EUR	807	215
	23,0983%	Österreichische Volksbanken-AG, Wien			
VV Immobilien Verwaltungs GmbH, München	30,0000%	ERGO Trust GmbH, Düsseldorf	EUR	833	1.672
VV Immobilien Verwaltungs und Beteiligungs GmbH, München	30,0000%	ERGO Trust GmbH, Düsseldorf	EUR	2.109	-132
VV-Consulting Többesügynöki Kft., Budapest	25,0000%	VICTORIA-VOLKSBANKEN Biztosító Rt., Budapest	HUF	17.738	-2.441
	25,0000%	VICTORIA-VOLKSBANKEN Eletbiztosító Rt., Budapest	HUF	17.738	-2.441
W + S Software GmbH, Hamburg	50,0000%	has program service GmbH, Hamburg	EUR	30	1
WISMA ATRIA Holding GmbH, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	21	-2
Große Kapitalgesellschaften ab 5 %					
Admiral Group Ltd., Cardiff	14,5000%	Münchener Rückversicherung AG, München	GBP	69.185	55.764
Credit Guarantee Insurance Corporation, Johannesburg	6,9000%	Munich Reinsurance Company of Africa Ltd., Johannesburg	ZAR	418	228
Germanischer Lloyd Aktiengesellschaft, Hamburg	6,2500%	Münchener Rückversicherung AG, München	EUR	36.194	5.035
Heidelberger Druckmaschinen AG, Heidelberg	5,9800%	Münchener Rückversicherung AG, München	EUR	1.230	61
Helvetia Patria Holding, St. Gallen	8,1561%	Münchener Rückversicherung AG, München	CHF	754.637	52.351
Jordan Insurance Co. p.l.c., Amman	10,0000%	Münchener Rückversicherung AG, München	JOD	32.937	9.379
Mecklenburgische Lebensversicherungs-AG, Hannover*)	12,5000%	Münchener Rückversicherung AG, München	EUR	14.900	2.300

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Nürnberger Beteiligungs AG, Nürnberg	7,5000%	Münchener Rückversicherung AG, München	EUR	394.726	11.833
Österreichische Volksbanken-AG, Wien	4,2991%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	758.756	47.283
	5,7009%	VICTORIA Erste Beteiligungsgesellschaft mbH, Düsseldorf	EUR	758.756	47.283
Protektor Lebensversicherungs-AG, München	5,9457%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	122.122	25.600
	4,3254%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
	0,4815%	KarstadtQuelle Lebensversicherung AG, Fürth			
WMF Württembergische Metallwarenfabrik AG, Geislingen	11,3334%	Larus Vermögensverwaltungsgesellschaft mbH, München	EUR	182.002	2

Die Angaben über Eigenkapital und Jahresergebnis sind den jeweils zuletzt verfügbaren Jahresabschlüssen, überwiegend denen zum 31. Dezember 2005, entnommen. Eine Vergleichbarkeit ist wegen unterschiedlicher nationaler Bilanzierungs- und Bewertungsvorschriften nur bedingt gegeben.

Die Anteilsliste ist Bestandteil des Jahresabschlusses und des Konzernabschlusses der Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, München, und ist dementsprechend vom Bestätigungsvermerk des Abschlussprüfers erfasst.

München, den 24. Februar 2006

Der Vorstand

von Bomhard, Blunck,
Daschner, Hasford, Jeworrek,
Kluge, Phelan, Schneider,
Strassl, Wittmann

*) Bei diesen Unternehmen bestehen Ergebnisabführungsverträge.
**) Stimmrechtsanteil

The figures for equity and the results for the year are taken from the most recent annual financial statements, mainly those at 31 December 2005. They can only be compared to a limited extent owing to differences in national accounting and valuation regulations.

This list of shareholdings is part of the company financial statements and the consolidated financial statements of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, and is therefore covered by the auditor's opinion.

The Board of Management

von Bomhard, Blunck,
Daschner, Hasford, Jeworrek,
Kluge, Phelan, Schneider,
Strassl, Wittmann

*) There are profit-transfer agreements with these companies.
**) Percentage of voting rights.

Münchener Rückversicherungs-Gesellschaft
Königinstraße 107
80802 München

Bestellnummer: 302–04814

TAB 1

Münchener-Rückversicherungs-Gesellschaft

Angaben zum Anteilsbesitz

per 31. Dezember 2004
gemäß §§ 285 Nr. 11 und 313 Abs. 2 HGB

List of Shareholdings

Münchener Rück
Munich Re Group



125 Jahre
Innovationen bewegen



Innovationen bewegen – der diesjährige Geschäftsbericht der Münchener-Rück-Gruppe präsentiert Beispiele für neue Initiativen und Lösungen, welche die Mitarbeiter der Münchener Rück 2004 bewegt haben. Wenn wir unsere Fähigkeiten auf alten wie auf neuen Feldern mit Energie und Ideen beweisen, können wir profitabel wachsen. Die Beispiele finden Sie auch im Internet unter www.munichre.com.

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

Details of shareholdings as at 31 December 2004 in accordance with Sections 285 item 11 and 313 para. 2 of the German Commercial Code

The following information shows directly and indirectly held shareholdings that constitute 20% or more of the respective

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Angaben zum Anteilsbesitz per 31. Dezember 2004 gemäß §§ 285 Nr. 11 und 313 Abs. 2 HGB
Bei den nachstehenden Angaben handelt es sich um unmittelbare und mittelbare Anteile an Unternehmen, soweit sie 20 % und mehr am Kapital ausmachen, sowie um unmittelbare und mittelbare Beteiligungen an großen Kapitalgesellschaften, soweit sie 5 % der Stimmrechte überschreiten.

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
name and registered seat	% share of capital	held by	currency	equity in '000	result for the year in '000
Tochterunternehmen Subsidiaries					
konsolidierte Tochterunternehmen consolidated subsidiaries					
40, Rue Courcelles SAS, Paris	100,0000%	Münchener Rückversicherung AG, München	EUR	30.469	892
80e LIMITED, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	1	0
ADA - Das SystemHaus GmbH, Willich*)	100,0000%	ADA-HAS IT Management AG, Willich	EUR	4.046	0
ADA-HAS IT Management AG, Willich	67,2983%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	17.594	4.456
Agora Insurance Network Solutions, Inc., Chicago	100,0000%	Munich Atlanta Financial Corporation, Atlanta	USD	-3.120	-447
ALICE Software Service GmbH, Erkrath	60,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	16.592	-3.490
	40,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
American Alternative Insurance Corporation, Wilmington	100,0000%	American Re Corporation, Princeton	USD	151.437	11.532
American Re Corporation, Princeton	100,0000%	Munich American Holding Corporation, Delaware, Wilmington	USD	3.811.929	78.944
American Re Holdings Ltd., London	100,0000%	American Re Corporation, Princeton	GBP	6.830	4.772
American Re Inversiones S. A., Santiago	99,7600%	American Re-Insurance Company, Princeton	COP	262.681	-1.353.252
American Re Management Ltd., London	100,0000%	American Re Holdings Ltd., London	GBP	2.347	50
American Re-Insurance Company, Princeton	100,0000%	American Re Corporation, Princeton	USD	4.580.724	102.385
AM-RE Brokers Inc., Princeton, N.J.	100,0000%	Munich-American Global Services Inc., Wilmington	USD	3.502	-929
AM-RE Consultants Inc., Princeton	100,0000%	Munich-American Global Services Inc., Wilmington	USD	678	-94
AmRe Services Argentina, S.A., Buenos Aires	99,0000%	Munich-American Global Services Inc., Wilmington	USD	201	-296
	1,0000%	American Re Inversiones S. A., Santiago			
AM-RE Services Inc., Princeton, N.J.	100,0000%	American Re Corporation, Princeton	USD	843	287
Apollo Holding Company Limited, London	100,0000%	MURAIC Limited, London	GBP	2.422	0
Bayerische Vida Espana S.A. , Barcelona	51,0000%	ERGO Italia S.p.A., Mailand	EUR	11.666	300
Belgische Leeuw Lion Belge N.V./S.A., Brüssel	99,8141%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	3.128	115

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
BioEnergie Elbe-Elster GmbH & Co. KG, Elsterwerda	100,0000%	Seldac 1. Kommunaler-Rendite-Fonds GmbH & Co. KG, Düsseldorf	EUR	-458	-932
CAPITAL PLAZA Holding GmbH & Co. Singapur KG, Düsseldorf	70,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	34.734	4.375
	10,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
	10,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
Compagnie Européenne d`Assurance, Neuilly sur Seine Cedex	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	5.116	45
Compania Europea de Seguros S.A., Madrid	100,0000%	ERV Beteiligungsgesellschaft mbH, München	EUR	3.607	480
Counselline Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	318	318
D.A.S. Defensa del Automovilista y de Siniestros - Internacional, S.A. de Seguros, Barcelona	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	4.036	286
D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München*)	72,6749%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	209.113	61
	25,5344%	ERGO Versicherungsgruppe AG, Düsseldorf			
	1,7907%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München*)	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	38.959	176
D.A.S. Grundstücksverwaltungs-Gesellschaft GbR, München	99,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	59.081	2.206
	1,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München			
D.A.S. HELLAS Allgemeine Rechtsschutz-Versicherungs-AG, Athen	99,9983%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	1.279	231
D.A.S. Holding N.V., Amsterdam	50,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	24.590	5.182
	3,2300%	Nieuwe Hollandse Lloyd Schadeverzekeringmaatschappij N.V., Woerden			
D.A.S. Jogvédelmi Biztosíto Részvénytársaság, Budapest	99,9000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	HUF	218.601	-75.674
D.A.S. Luxemburg Allgemeine Rechtsschutz-Versicherung S.A., Strassen	99,9500%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	1.254	204
D.A.S. Nederlandse Rechtsbijstand Verzekeringmaatschappij N.V., Amsterdam	100,0000%	D.A.S. Holding N.V., Amsterdam	EUR	24.590	5.205
D.A.S. Österreichische Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, Wien	99,9800%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	27.361	4.286
D.A.S. poist'ovna právnej ochrany, a.s., Bratislava	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	SKK	68.616	-1.134
D.A.S. pojišťovna právní ochrany, a.s., Prag	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	CZK	59.688	1.394
D.A.S. Société anonyme belge d'assurances de Protection Juridique, Brüssel	99,9800%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	3.207	898
D.A.S. Support B.V., Amsterdam	100,0000%	D.A.S. Holding N.V., Amsterdam	EUR	-95	-195
D.A.S. Towarzystwo Ubezpieczen Ochrony Prawnej S.A., Warschau	99,8000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	PLN	7.560	-2.374

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
DAS Assistance Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	50	0
DAS Legal Expenses Insurance Company Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	39.030	1.458
DAS Legal Protection Ireland Limited, Dublin	100,0000%	DAS UK Holdings Limited, Bristol	EUR	0	0
DAS Rechtsschutz-Versicherungs-AG, Luzern	99,7233%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	CHF	4.812	810
DAS Services Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	-258	7
DAS UK Holdings Limited, Bristol	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	GBP	14.145	
DKV BELGIUM S.A., Brüssel	99,9995%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	29.354	-2.510
	0,0005%	GEMEDA Gesellschaft für medizinische Datenerfassung und Auswertung sowie Serviceleistungen für freie Berufe mbH, Köln			
DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	465.267	0
DKV Luxembourg S.A., Luxemburg	74,9900%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	12.960	889
	0,0100%	GEMEDA Gesellschaft für medizinische Datenerfassung und Auswertung sowie Serviceleistungen für freie Berufe mbH, Köln			
DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50.029	4.532
ERGO Achte Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	23	0
ERGO Assicurazioni S.p.A., Mailand	80,0000%	ERGO Italia S.p.A., Mailand	EUR	53.638	7.016
	20,0000%	ERGO International Aktiengesellschaft, Düsseldorf			
ERGO Elukindlustuse AS, Tallinn	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EEK	31.041	4.118
ERGO Immobilien-GmbH 1.Hamburg-Mannheimer & Co.KG, Kreien	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	50	
ERGO Immobilien-GmbH 1.VICTORIA & Co.KG, Kreien	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	50	
ERGO Immobilien-GmbH 2.Hamburg-Mannheimer & Co.KG, Kreien	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	50	
ERGO Immobilien-GmbH 2.VICTORIA & Co.KG, Kreien	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	50	
ERGO Immobilien-GmbH 3.Hamburg-Mannheimer & Co.KG, Kreien	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	50	
ERGO Immobilien-GmbH 4.Hamburg-Mannheimer & Co.KG, Kreien	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	50	
ERGO Immobilien-GmbH 5.Hamburg-Mannheimer & Co.KG, Kreien	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	50	
ERGO International Aktiengesellschaft, Düsseldorf	69,5651%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	849.568	-4.107
	8,6957%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	8,6957%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	8,6957%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
	2,1739%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	2,1739%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
ERGO International Services GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	24	-1
ERGO Italia Direct Network s.r.l., Mailand	100,0000%	ERGO Italia S.p.A., Mailand	EUR	2.296	364
ERGO Italia Real Estate s.r.L., Mailand	100,0000%	ERGO Italia S.p.A., Mailand	EUR	7.648	34
ERGO Italia S.p.A., Mailand	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	233.760	15.824
ERGO Kindlustuse AS, Tallinn	99,3788%	ERGO International Aktiengesellschaft, Düsseldorf	EEK	189.944	45.287
ERGO Latvija Invest SIA, Riga	98,1818%	ERGO International Aktiengesellschaft, Düsseldorf	LVL	3.299	49
	1,7273%	ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga			
	0,0909%	ERGO Latvija Lebensversicherung AG (ERGO Latvija Dziviba Apdosinasanas Akciju), Riga			
ERGO Latvija Lebensversicherung AG (ERGO Latvija Dziviba Apdosinasanas Akciju), Riga	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	LVL	3.346	87
ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga	98,6200%	ERGO International Aktiengesellschaft, Düsseldorf	LVL	3.786	49
ERGO Lietuva draudimo UAB, Vilnius	99,9934%	ERGO International Aktiengesellschaft, Düsseldorf	LTL	31.777	1.303
ERGO Lietuva gyvybes draudimas, Vilnius	99,9833%	ERGO International Aktiengesellschaft, Düsseldorf	LTL	10.773	1.563
ERGO Pensionsfonds Aktiengesellschaft, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	3.356	-360
ERGO People & Pensions GmbH, Düsseldorf	52,2000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	-434	-1.527
	47,2000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	0,6000%	ERGO Versicherungsgruppe AG, Düsseldorf			
ERGO Previdenza S.p.A., Mailand	70,3543%	ERGO Italia S.p.A., Mailand	EUR	242.391	19.275
ERGO Siebte Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	25	-1
ERGO System Produkte GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	23	-959
ERGO Treasury Centre Ltd., Dublin	99,9997%	ERGO Trust GmbH, Düsseldorf	USD	4.592	1.356
ERGO Trust GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	12.293	0
ERGO TRU-US Holdings, Inc., Wilmington	100,0000%	ERGO Trust GmbH, Düsseldorf	USD	22.484	2.240
ERGO TRU-US Investments, Inc., Wilmington	100,0000%	ERGO TRU-US Holdings, Inc., Wilmington	USD	5.600	-716
ERGO TRU-US Treasury Centre, Inc., Wilmington	100,0000%	ERGO TRU-US Holdings, Inc., Wilmington	USD	45.926	3.524
ERGO Varahalduse Aktsiaselts, Tallinn	90,6344%	ERGO International Aktiengesellschaft, Düsseldorf	EEK	33.737	-1.910

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
	9,3656%	ERGO Elukindlustuse AS, Tallinn			
ERGO Versicherungsgruppe AG, Düsseldorf	92,7368%	Münchener Rückversicherung AG, München	EUR	1.934.740	68.167
	0,9358%	MR ERGO Beteiligungen GmbH, München			
ERGO Vida Seguros y Reaseguros, Sociedad Anónima, Saragossa	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	13.014	1.869
ERGO Zweite Beteiligungsgesellschaft mbH, Düsseldorf	33,3333%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	44.814	-2
	33,3333%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
ERV Beteiligungsgesellschaft mbH, München	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	6.807	-9
EUREKA GmbH, Düsseldorf	33,3333%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	27.429	3.300
	33,3333%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
Euro Alarm Assistance Prague, Prag	100,0000%	Evropska Cestovni Pojistovna A.S., Prag	CZK	200	687
Europaeiske Rejseforsikring A/S, Kopenhagen	100,0000%	European International Holding A/S, Kopenhagen	DKK	153.202	14.825
EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	100,0000%	Münchener Rückversicherung AG, München	EUR	85.458	3.311
European International Holding A/S, Kopenhagen	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	DKK	220.187	26.948
Europeiska Försäkringsaktiebolaget, Stockholm	100,0000%	European International Holding A/S, Kopenhagen	SEK	41.838	0
Evropska Cestovni Pojistovna A.S., Prag	75,0000%	Europaeiske Rejseforsikring A/S, Kopenhagen	CZK	119.943	8.690
	15,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München			
EVV Logistik Beteiligungs GmbH & Co. KG, Düsseldorf	63,3812%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	154.647	2.823
	19,9739%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
	16,6449%	ERGO Versicherungsgruppe AG, Düsseldorf			
FAIRANCE GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	25	-3.000
Family Caring Network Inc., Waltham	100,0000%	LifePlans Inc., Waltham, MA	USD	0	0
FARAO AG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	-8.567	-5.901
First Legal Protection Limited, St. Albans	100,0000%	DAS UK Holdings Limited, Bristol	GBP	-607	49
GLOBALE Krankenversicherungs-Aktiengesellschaft, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	8.674	219
Great Lakes Reinsurance (UK) Plc., London	100,0000%	Münchener Rückversicherung AG, München	GBP	162.546	20.520

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Groves, John & Westrup Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	18	0
Hamburg-Mannheimer N.V./S.A., Brüssel	98,3680%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	9.172	-1.405
	1,6251%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	0,0069%	HANSA Betriebs-Treuhand GmbH, Hamburg			
Hamburg-Mannheimer Pensionskasse AG, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	25.000	-7.083
Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg*)	51,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	13.153	0
	49,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	262.570	0
Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	403.250	0
has program service GmbH, Hamburg	100,0000%	ADA-HAS IT Management AG, Willich	EUR	4.448	-2.274
Hestia Financial Services S.A., Sopot	80,7995%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	49.868	64
	19,2005%	ERGO International Aktiengesellschaft, Düsseldorf			
HGE Haus- und Grundbesitzgesellschaft Elsterwerda mbH, Elsterwerda	94,0000%	Seldac 1. Kommunaler-Rendite-Fonds GmbH & Co. KG, Düsseldorf	EUR	14.976	500
HMV GFKL Beteiligungs GmbH, Düsseldorf	50,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	32.514	-24
	50,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
IDEENKAPITAL AG, Düsseldorf	72,5960%	ERGO Trust GmbH, Düsseldorf	EUR	26.227	5.397
	27,4040%	IDEENKAPITAL-Verwaltungsgesellschaft mbH, Düsseldorf			
IDEENKAPITAL Financial Engineering AG, Düsseldorf*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	166	0
IDEENKAPITAL Financial Service AG, Düsseldorf*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	562	-548
IK Premium Fonds GmbH & Co. KG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	774	-26
IK Premium Fonds zwei GmbH & Co. KG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	2.998	-2
INSMED S.r.l., Mailand	100,0000%	Newmed S.p.A., Mailand	EUR	70	15
ITERGO Informationstechnologie GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	23.724	473
Jordan Health Cost Management Services W.L.L., Amman	100,0000%	MedNet Holding GmbH, München	JOD	265	2
Kapdom-Invest GmbH, Moskau	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	RUB	207.934	-857
Kapitalwerk AG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	-2.674	-2.736
Karlsruher Beamten-Versicherung AG, Karlsruhe	100,0000%	Karlsruher Versicherung-Aktiengesellschaft, Karlsruhe	EUR	5.519	-907

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Karlsruher Hinterbliebenenkasse AG, Karlsruhe	82,0525%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	3.297	350
Karlsruher Lebensversicherung AG, Karlsruhe	90,1000%	Münchener Rückversicherung AG, München	EUR	162.664	10.030
Karlsruher Rechtsschutzversicherung AG, Karlsruhe	100,0000%	Karlsruher Versicherung-Aktiengesellschaft, Karlsruhe	EUR	8.515	639
Karlsruher Versicherung-Aktiengesellschaft, Karlsruhe	100,0000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	53.437	1.601
KarstadtQuelle Krankenversicherung AG, Fürth	100,0000%	QVH Beteiligungs GmbH, Nürnberg	EUR	7.027	1.477
KarstadtQuelle Lebensversicherung AG, Fürth	55,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	26.480	7.700
KarstadtQuelle Versicherung AG, Fürth	100,0000%	QVH Beteiligungs GmbH, Nürnberg	EUR	47.540	9.581
KLV Bako Dienstleisung-GmbH, Karlsruhe	100,0000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	100	0
KLV Bako Vermittlungs-GmbH, Karlsruhe	76,2000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	103	3
KLV Erste Grundstücksverwaltungs GmbH & Co.KG, Karlsruhe	100,0000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	113.814	543
KLV Zweite Grundstücksverwaltungs GmbH & Co.KG, Karlsruhe	100,0000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	20	0
Larus Vermögensverwaltungsgesellschaft mbH, München	50,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	25.568	6.129
	50,0000%	Münchener Rückversicherung AG, München			
LifePlans Inc., Waltham, MA	100,0000%	Munich Atlanta Financial Corporation, Atlanta	USD	19.073	-5.595
MEAG Cash Management GmbH, München **)	57,1400%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	25	0
	42,8600%	Münchener Rückversicherung AG, München			
MEAG MUNICH ERGO AssetManagement GmbH, München **)	57,1400%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	85.685	21.531
	42,8600%	Münchener Rückversicherung AG, München			
MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH, München*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	19.665	0
MedNet Greece S.A., Athen	78,1419%	MedNet Holding GmbH, München	EUR	431	3
MedNet Gulf E.C., Jeddah	70,0000%	MedNet Holding GmbH, München	SAR	-13.774	-14
MedNet Holding GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	8.224	-2.736
MedNet International Ltd., Nicosia	100,0000%	MedNet Holding GmbH, München	EUR	1.072	-442
MedNet Saglik Hizmetleri Yönetim ve Danismanlik Anonim Sirketi, Istanbul	79,0000%	MedNet Holding GmbH, München	TRL	-1.233.997.718	-823.825.038
MedNet UAE FZ L.L.C., Dubai	100,0000%	MedNet Holding GmbH, München	AED	1.250	762
Mercur Assistance Aktiengesellschaft Holding, München	76,0000%	Münchener Rückversicherung AG, München	EUR	-5.787	-565
	14,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München			

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Mercur Assistance Deutschland GmbH, München	100,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	2.884	0
Mercur Assistance Versicherungs-AG, München	100,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	1.636	0
MR ERGO Beteiligungen GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	3.285	-59.043
MTU Moje Towarzystwo Ubezpieczeniowe S. A., Sopot	100,0000%	Hestia Financial Services S.A., Sopot	PLN	9.194	-6.469
Münchener Rück Italia S.p.A., Mailand	99,1100%	Münchener Rückversicherung AG, München	EUR	229.894	4.781
	0,8900%	Neue Rückversicherungs-Gesellschaft, Genf			
Munich American Capital Markets, Inc., Wilmington	100,0000%	Munich American Holding Corporation, Delaware, Wilmington	USD	25.847	-2.371
Munich American Holding Corporation, Delaware, Wilmington	100,0000%	Münchener Rückversicherung AG, München	USD	5.192.950	-44.631
Munich American Reassurance Company, Atlanta	100,0000%	Munich American Holding Corporation, Delaware, Wilmington	USD	1.175.333	35.118
Munich Atlanta Financial Corporation, Atlanta	100,0000%	Munich American Reassurance Company, Atlanta	USD	19.789	-6.035
Munich Holdings Ltd., Toronto	100,0000%	Münchener Rückversicherung AG, München	CAD	249.881	41.018
Munich Holdings of Australasia Pty. Ltd., Sydney	100,0000%	Münchener Rückversicherung AG, München	AUD	114.263	52
Munich Mauritius Reinsurance Co. Ltd., Port Louis	100,0000%	Munich Reinsurance Company of Africa Ltd, Johannesburg	USD	13.993	8.041
Munich Re Asia Capital Management Limited, Hong Kong	100,0000%	Munich Re Capital Management Corporation, New York	HKD	6.028	1.270
Munich Re Capital Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	5.717	1.399
Munich Re Capital Management Corporation, New York	100,0000%	Munich American Holding Corporation, Delaware, Wilmington	USD	2.893	3.327
Munich Re Finance B.V., Amsterdam	100,0000%	Münchener Rückversicherung AG, München	EUR	2.608	608
Munich Re Holding Company (UK) Ltd., London	100,0000%	Münchener Rückversicherung AG, München	GBP	9.381	0
Munich Re Underwriting Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	1.092	-10
Munich Reinsurance Company of Africa Ltd, Johannesburg	100,0000%	Münchener Rückversicherung AG, München	ZAR	762.510	194.732
Munich Reinsurance Company of Australasia Ltd, Sydney	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	AUD	317.963	20.773
Munich Reinsurance Company of Canada, Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	313.447	46.542
Munich-American Global Services (Munich) GmbH, München	100,0000%	Munich-American Global Services Inc., Wilmington	USD	319	-101
Munich-American Global Services Inc., Wilmington	100,0000%	American Re Corporation, Princeton	USD	8.420	-1.075
Munich-American Riskpartners Australia Pty Ltd., Sydney	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	AUD	-60	-60
Munich-American RiskPartners Ltd., London	100,0000%	American Re Holdings Ltd., London	GBP	121	0
Munich-American RiskPartners, Princeton	100,0000%	American Re Corporation, Princeton	USD	298	-268

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Munichre Life Services Ltd., London	100,0000%	Münchener Rückversicherung AG, München	GBP	1.092	643
Munichre of Australia Equity Investment Co. Pty. Ltd., Sydney	100,0000%	Munich Reinsurance Company of Australasia Ltd, Sydney	AUD	138.906	6.663
Munichre of Australia Property Company Pty. Limited, Sydney	100,0000%	Munich Reinsurance Company of Australasia Ltd, Sydney	AUD	2.156	764
MURAIC Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	2.424	0
N.M.U. (Holdings) Limited, Leeds	100,0000%	NMU Group Limited, London	GBP	139	0
Neckermann Lebensversicherung AG, Fürth	75,0000%	KarstadtQuelle Lebensversicherung AG, Fürth	EUR	9.093	349
Neckermann Versicherung AG, Nürnberg	75,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	2.433	-497
Neue Rückversicherungs-Gesellschaft, Genf	100,0000%	Münchener Rückversicherung AG, München	CHF	473.320	53.123
Newmed S.p.A., Mailand	100,0000%	MedNet Holding GmbH, München	EUR	840	2
Nieuwe Hollandse Lloyd Levensverzekeringmaatschappij N.V., Woerden	100,0000%	Nieuwe Hollandse Lloyd Verzekeringsgroep N.V., Woerden	EUR	24.022	185
Nieuwe Hollandse Lloyd Schadeverzekeringmaatschappij N.V., Woerden	100,0000%	Nieuwe Hollandse Lloyd Verzekeringsgroep N.V., Woerden	EUR	23.805	2.740
Nieuwe Hollandse Lloyd Verzekeringsgroep N.V., Woerden	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	40.509	2.569
NMU Group Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	0	0
Northern Marine Underwriters (Scotland) Limited, Glasgow	100,0000%	N.M.U. (Holdings) Limited, Leeds	GBP	-15	0
Northern Marine Underwriters Limited, Leeds	100,0000%	N.M.U. (Holdings) Limited, Leeds	GBP	144	0
Nova Group Holdings Limited, Johannesburg	30,8300%	Münchener Rückversicherung AG, München	ZAR	3.177	2.111
	30,8300%	Munich Reinsurance Company of Africa Ltd, Johannesburg			
Old Broad Street Re, Hamilton	100,0000%	Munichre Life Services Ltd., London	GBP	173	0
Powszechne Towarzystwo Emerytalne Ergo Hestia S.A.(Pension Fund), Warschau	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	61.661	-660
Princeton Eagle Holding (Bermuda) Limited, Hamilton	100,0000%	Munich-American Global Services Inc., Wilmington	USD	1.678	69
Princeton Eagle Insurance Company Limited, Hamilton	100,0000%	Princeton Eagle Holding (Bermuda) Limited, Hamilton	USD	1.666	7
Princeton Eagle West (Holding) Inc., Princeton	100,0000%	Munich-American Global Services Inc., Wilmington	USD	2.034	208
Princeton Eagle West Insurance Company Ltd., Hamilton	100,0000%	Princeton Eagle West (Holding) Inc., Princeton	USD	1.816	50
Quelle Lebensversicherung AG, Schwechat	100,0000%	KarstadtQuelle Lebensversicherung AG, Fürth	EUR	3.081	247
QVH Beteiligungs GmbH, Nürnberg	55,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	30.163	3.367
RUSS Versicherung AG, St. Petersburg	73,1900%	ERGO International Aktiengesellschaft, Düsseldorf	RUB	73.803	13.736
	26,5944%	Kapdom-Invest GmbH, Moskau			

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Schloßhotel Eyba GmbH & Co. KG, Karlsruhe	95,2380%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	3.095	75
	1,1905%	Karlsruher Beamten-Versicherung AG, Karlsruhe			
	1,1905%	Karlsruher Versicherung-Aktiengesellschaft, Karlsruhe			
	1,1905%	Karlsruher Hinterbliebenenkasse AG, Karlsruhe			
	1,1905%	Karlsruher Rechtsschutzversicherung AG, Karlsruhe			
Schwarzwaldhotel Rothaus GmbH & Co. KG, Reutlingen	100,0000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	2.924	-363
Seldac 1. Kommunaler-Rendite-Fonds GmbH & Co. KG, Düsseldorf	74,7179%	IK Premium Fonds zwei GmbH & Co. KG, Düsseldorf	EUR	9.172	416
	0,2538%	Ideenkapital Treuhand GmbH, Düsseldorf			
	0,0026%	Seldac 1. Verwaltungs-GmbH, Düsseldorf			
Sopockie Towarzystwo Ubezpieczen na Zycie Ergo Hestia Spolka Akcyjna, Sopot	93,0370%	ERGO International Aktiengesellschaft, Düsseldorf	PLN	36.849	-13.192
	6,9630%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot			
Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	PLN	750.768	27.677
TELA Aktiengesellschaft, München	100,0000%	Münchener Rückversicherung AG, München	EUR	154.276	3.511
Temple Insurance Company, Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	113.193	13.067
The Princeton Excess and Surplus Lines Insurance Company, Princeton	100,0000%	American Re Corporation, Princeton	USD	44.054	5.873
Unión Médica la Fuencisla, S.A., Compañia de Seguros, Saragossa	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	6.161	429
Venus Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	70.846	-1.727
VHDK Beteiligungsgesellschaft mbH, Düsseldorf	20,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	24	-1
	20,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	20,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	10,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	10,0000%	KarstadtQuelle Lebensversicherung AG, Fürth			
	5,0000%	VICTORIA Pensionskasse AG, Düsseldorf			
	5,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München			
	5,0000%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
	5,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
VICTORIA Erste Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
VICTORIA General Insurance Company S.A., Athen	83,3333%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	17.019	792
	16,6667%	VICTORIA *Life Insurance Company S.A., Thessaloniki*			
VICTORIA Grundstücksverwaltungs-Gesellschaft GbR, Düsseldorf	60,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	282.343	8.164
	40,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
VICTORIA Internacional de Portugal SGPS S.A., Lissabon	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	51.857	122
VICTORIA Investment Properties Two L.P., Atlanta	100,0000%	VICTORIA US Property Zwei GmbH, Düsseldorf	USD	67.816	-33.582
VICTORIA Italy Property GmbH, Düsseldorf	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	1.777	-4.326
VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf*)	51,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	59.669	0
	25,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
	24,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf*)	90,0000%	ERGO Achte Beteiligungsgesellschaft mbH, Düsseldorf	EUR	738.642	0
	10,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
VICTORIA Life Insurance Company S.A., Thessaloniki	96,8992%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	5.965	-209
	3,1008%	VICTORIA General Insurance Company S.A., Athen			
VICTORIA MERIDIONAL Compañía Anónima de Seguros y Reaseguros, S.A., Madrid	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	17.176	1.475
VICTORIA Pensionskasse AG, Düsseldorf*)	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	33.463	-56.352
VICTORIA US Holdings, Inc., Wilmington	100,0000%	VICTORIA US Property Investment GmbH, Düsseldorf	USD	157.983	1.561
VICTORIA US Property Investment GmbH, Düsseldorf	100,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	139.895	-5.947
VICTORIA US Property Zwei GmbH, Düsseldorf	100,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	81.660	7.004
VICTORIA Versicherung Aktiengesellschaft, Düsseldorf*)	90,0000%	ERGO Achte Beteiligungsgesellschaft mbH, Düsseldorf	EUR	528.738	0
	10,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
VICTORIA-Seguros de Vida, S.A., Lissabon	100,0000%	VICTORIA Internacional de Portugal SGPS S.A., Lissabon	EUR	18.642	1.056
VICTORIA-Seguros S.A., Lissabon	100,0000%	VICTORIA Internacional de Portugal SGPS S.A., Lissabon	EUR	10.516	-1.437
VICTORIA-VOLKSBANKEN Biztosító Rt., Budapest	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	HUF	317.224	-45.070
	24,7000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
	15,3000%	Österreichische Volksbanken-AG, Wien			
VICTORIA-VOLKSBANKEN Eletbiztosító Rt., Budapest	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	HUF	799.544	-51.117

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
	24,7000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
	15,3000%	Österreichische Volksbanken-AG, Wien			
VICTORIA-VOLKSBANKEN Poist´ovna, a.s., Bratislava	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	SKK	236.904	2.419
	24,7000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
	15,2000%	Österreichische Volksbanken-AG, Wien			
VICTORIA-VOLKSBANKEN pojišt´ovna, a.s., Prag	50,4632%	ERGO International Aktiengesellschaft, Düsseldorf	CZK	239.644	9.196
	24,0741%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
	15,7407%	Österreichische Volksbanken-AG, Wien			
VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	74,6269%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	41.432	1.862
	25,3731%	Österreichische Volksbanken-AG, Wien			
Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	21.930	1.415
Vorsorge Luxemburg Lebensversicherung S.A., Munsbach	99,9995%	Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	5.767	1.294
	0,0005%	ERGO International Aktiengesellschaft, Düsseldorf			
Watkins Syndicate Singapore Pte. Limited, Singapore	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	112	0
Weißensee, BWS. Grundstücksverwaltungs GmbH & Co. KG, Hamburg	93,5000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	4.501	-328
	6,5000%	Karlsruher Versicherung-Aktiengesellschaft, Karlsruhe			
Wohnpark Caputh, WPC Grundstücksverwaltungs GmbH & Co. KG, Hamburg	90,0000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	5.773	326
	10,0000%	Karlsruher Hinterbliebenenkasse AG, Karlsruhe			
Wohnpark Potsdam, WPP Grundstücksverwaltungs GmbH & Co. KG, Hamburg	90,0000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	8.518	662
	10,0000%	Karlsruher Hinterbliebenenkasse AG, Karlsruhe			
Zürich Krankenversicherung Aktiengesellschaft (Deutschland), Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	4.588	123
nicht konsolidierte Tochterunternehmen					
"PORT BRISTOL" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	5	0
"PORT MAUBERT" GmbH & Co. KG, Bremen	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	0
"PORT MELBOURNE" GmbH & Co. KG, Bremen	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	0
"PORT MENIER" GmbH & Co. KG, Bremen	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	0

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
"PORT MORESBY" GmbH & Co. KG, Bremen	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	0
"PORT MOUTON" GmbH & Co. KG, Bremen	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	0
"PORT NELSON" GmbH & Co. KG, Bremen	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	0
"PORT SUDAN" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	0
"PORT VICTORIA" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	0
A.L.I.C.E. Software Lda., Lissabon	95,0000%	VICTORIA Internacional de Portugal SGPS S.A., Lissabon	EUR	416	75
	5,0000%	VICTORIA-Seguros de Vida, S.A., Lissabon			
Advice2Bau Baucontrolling & Management GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	-50	-119
Akademie Schloß Hohenkammer GmbH, Hohenkammer*)	100,0000%	Münchener Rückversicherung AG, München	EUR	2.676	-954
aktiva Vermittlung von Versicherungen und Finanz-Dienstleistungen GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	1.460	331
ALICE Software München GmbH, München*)	100,0000%	ALICE Software Service GmbH, Erkrath	EUR	25	255
Ambulante Pflege am Tibusplatz GmbH, Münster	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	63	38
Ambulante Pflege in der Contrescarpe GmbH, Bremen	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	25	0
APK Ambulante Pflege Köln GmbH, Köln	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	25	0
ARTES Assekuranzmakler GmbH, München	100,0000%	Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf	EUR	-398	-245
ArztPartner almeda AG, München	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	-443	10
Assicurazione Europea Viaggi S.r.l., Agrate Brianza	51,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	7	-13
Associated Asset Management Corporation B.V., Hertogenbosch	51,0000%	VICTORIA Immobilien Management GmbH, Düsseldorf	EUR	416	307
avanturo GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	-767	-4.947
B.V. Assurantiekantoor v/h W. Clasie Jr., Amsterdam	100,0000%	Nieuwe Hollandse Lloyd Beheer en Services B.V., Woerden	EUR	64	125
Basko Garant Russisch-Deutsche Versicherungsgesellschaft AG, Kaliningrad	49,0000%	ERGO International Aktiengesellschaft, Düsseldorf	RUB	-1.812	-90
	35,0000%	RUSS Versicherung AG, St. Petersburg			
Bayerische Courtier d' Assurance S.A.R.L., Lyon	100,0000%	ERGO Italia S.p.A., Mailand	EUR	-231	-239
Bayerische Polska Sp. z o.o. in Liquidation, Warschau	100,0000%	ERGO Italia S.p.A., Mailand	PLN	316	-321
Becher & Carlson South Africa Ltd., Johannesburg	51,0000%	Munich Reinsurance Company of Africa Ltd, Johannesburg	ZAR	663	231
Beteiligung HMM Hamburg-Mannheimer Erste Bürogebäude-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	25	0
Beteiligung HMM Hamburg-Mannheimer Erste Immobilien-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	25	0

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Beteiligung HMM Hamburg-Mannheimer Erste Wohngebäude-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	25	0
Beteiligung HMM Hamburg-Mannheimer Zweite Bürogebäude-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	25	0
Beteiligung HMM Hamburg-Mannheimer Zweite Immobilien-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	0
Beteiligung HMM Hamburg-Mannheimer Zweite Wohngebäude-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	0
Beteiligung Hohenzollerndamm 183 Grundstücksverwaltung GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	0
Beteiligung Seehotel Potsdam-Pirschheide Grundstücksverwaltung GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	0
BioEnergie Verwaltungs-GmbH, Elsterwerda	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	19	0
Blitz 01-807 GmbH, München	100,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München	EUR	24	0
Bundes-Versorgungs-Werk BVW GmbH, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	-59	-8
Buro de Loos B.V., Bergen op Zoom	100,0000%	Nieuwe Hollandse Lloyd Beheer en Services B.V., Woerden	EUR	67	-11
CAPITAL PLAZA Holding- GmbH, Düsseldorf	70,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	30	0
	10,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
	10,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
Care Plus Reha GmbH, Düsseldorf	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	111	21
CarePlus Senioren-Service GmbH, Düsseldorf	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	10	-4
Ciborum GmbH, München	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	24	0
CJ Vermögensverwaltung R3 GmbH, Ravensburg	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	25	0
CLAIMWEB S.p.A., Mailand	20,0000%	Newmed S.p.A., Mailand	EUR	0	0
D.A.S. ProFi AG Prozessfinanzierung, München	99,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	1.244	-617
	1,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München			
Diana Vermögensverwaltungs AG, München	100,0000%	Münchener Rückversicherung AG, München	EUR	51	0
DKV - Alpha Vermögensverwaltungs GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	25	0
DKV - Beta Vermögensverwaltungs GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	25	0
DKV Gesundheits Service GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	53	-1
DKV Immobilien GmbH & Co. KG, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	25	0
DKV Immobilienverwaltungs GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	25	0

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
DKV Pflegedienste & Residenzen GmbH, Köln	97,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	1.077	-697
DKV Residenz am Tibusplatz gGmbH, Münster	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	706	138
DKV Servicios, S.A. , Saragossa	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	600	0
DKV-Residenz in der Contrescarpe gemeinnützige Gesellschaft mbH, Bremen	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	460	-40
EKSPERT - Pomoc Ubezpieczeniowa Sp. Z.o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	371	-321
ERGO GmbH, Glarus	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	CHF	7.075	1.359
ERGO Immobilien-GmbH 1. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	0
ERGO Immobilien-GmbH 2. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	0
ERGO Immobilien-GmbH 3. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	0
ERGO Immobilien-GmbH 4. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	0
ERGO Immobilien-Verwaltungs-GmbH, Kreien	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	25	0
ERGO IN GmbH, Riga	90,0000%	ERGO Latvija Lebensversicherung AG (ERGO Latvija Dziviba Apdosinasanas Akciju), Riga	LVL	-8	-8
ERGO IN OÜ, Tallin	60,0000%	ERGO Elukindlustuse AS, Tallinn	EEK	159	-21
ERGO Invest OÜ, Tallinn	98,8701%	ERGO Latvija Invest SIA, Riga	EEK	4.476	1.003
	1,1299%	ERGO Kindlustuse AS, Tallinn			
ERGO Italia Servizi s.r.l., Mailand	100,0000%	ERGO Italia Direct Network s.r.l., Mailand	EUR	71	-27
ERGO Lietuva Invest, Vilnius	75,0000%	ERGO Latvija Invest SIA, Riga	LTL	1.041	109
	25,0000%	ERGO Lietuva draudimo UAB, Vilnius			
ERGO LM, Tallin	100,0000%	ERGO Elukindlustuse AS, Tallinn	EEK	459	399
ERGO Portfolio Advisory S.A., Luxemburg	51,0000%	ERGO Italia S.p.A., Mailand	EUR	616	75
ERGO Treasury Centre No. 2 Ltd., Dublin	100,0000%	ERGO Treasury Centre Ltd., Dublin	EUR	0	0
ERGO Trust Dritte Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	25	0
ERGO Trust Erste Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	24	-1
ERGO Trust Zweite Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	24	-1
ERGO-Trigon Fund Company AS, Tallinn	50,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EEK	408	11
ET Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	26	0
Euro-Alarm A/S, Kopenhagen	66,6667%	Europaeiske Rejseforsikring A/S, Kopenhagen	DKK	3.430	76

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Europäische (UK) Ltd., London	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	0	0
European Assistance Holding, München	60,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	24	0
	10,0000%	Evropska Cestovni Pojistovna A.S., Prag			
	10,0000%	Europeiska Försäkringsaktiebolaget, Stockholm			
	10,0000%	Compania Europea de Seguros S.A., Madrid			
	10,0000%	Europaeiske Rejseforsikring A/S, Kopenhagen			
EVV Logistik Management GmbH, Düsseldorf	64,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	24	0
	20,0000%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
	16,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
Flexitel Telefonservice GmbH, Berlin	76,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	1.063	134
Forst Ebnath AG, Ebnath	96,7315%	Münchener Rückversicherung AG, München	EUR	2.252	194
Gastronomie Service Gesellschaft Überseering 35 GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	72	8
GBD Gesellschaft für Beteiligungsverwaltung und Dienstleistungen mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	820	-1
GBG Vogelsanger Straße GmbH, Köln	94,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	1.793	-69
Gebäude- und Büro-Service Gesellschaft Überseering 35 GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	104	38
GEMEDA Gesellschaft für medizinische Datenerfassung und Auswertung sowie Serviceleistungen für freie Berufe mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	243	1
Genius II Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	30	0
goDentis - Gesellschaft für Innovation in der Zahnheilkunde mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	-1.383	-2.340
goDentis Zahnprophylaxezentrum Stuttgart GmbH, Stuttgart	100,0000%	goDentis - Gesellschaft für Innovation in der Zahnheilkunde mbH, Köln	EUR	-633	-655
goMedus Gesellschaft für Qualität in der Medizin mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	941	-596
Great Lakes Re Management Company (Belgium) S.A., Brüssel	99,9000%	Münchener Rückversicherung AG, München	EUR	74	0
	0,1000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Hamburger Hof Management GmbH, Hamburg	100,0000%	Münchener Rückversicherung AG, München	EUR	49	24
Hamburg-Mannheimer 1. Beteiligungsgesellschaft mbH, Hamburg	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	25	0
Hamburg-Mannheimer Consulting S.A., Brüssel	100,0000%	HANSA Betriebs-Treuhand GmbH, Hamburg	EUR	380	34
Hamburg-Mannheimer ForsikringService A/S, Kopenhagen	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	DKK	578	8
Hamburg-Mannheimer Rechtsschutz Schaden-Service GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg	EUR	59	1

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Hamburg-Mannheimer spol s.r.o., Prag	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	CZK	14.930	-4.133
Hamburg-Mannheimer Sports GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	207	24
Hamburg-Mannheimer Versicherungs- und Finanzierungsvermittlung GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	113	22
HANSA Betriebs-Treuhand GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	1.608	158
Hestia Kontakt Sp. z o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	618	35
Hestia Loss Control Sp. z o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	397	217
Hestia Zdrowie Sp. Z.o.o., Sopot	100,0000%	Hestia Financial Services S.A., Sopot	PLN	689	548
HMP Polska Sp.zo.o., Warschau	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	PLN	3.538	-1.296
Ideenkapital Client Service GmbH, Düsseldorf*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	26	686
Ideenkapital dritte Investoren Service GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	27	30
IDEENKAPITAL erste Gamefonds Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	22	-2
Ideenkapital erste Investoren Service GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	22	1
Ideenkapital Financial Planning GmbH, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	84	232
IDEENKAPITAL Marine Finance AG, Hamburg	75,1000%	IDEENKAPITAL AG, Düsseldorf	EUR	3.675	3.575
IDEENKAPITAL Marine Services GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	19	-6
Ideenkapital Media Finance AG, Düsseldorf	50,1000%	IDEENKAPITAL AG, Düsseldorf	EUR	4.370	2.059
Ideenkapital Media Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	54	462
IDEENKAPITAL PRORENDITA EINS Treuhandgesellschaft mbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	25	0
IDEENKAPITAL Schiffsfonds Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	32	7
Ideenkapital sechste Media Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	25	0
Ideenkapital Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	48	9
IDEENKAPITAL Treuhand NAVALIA drei GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	23	-2
IDEENKAPITAL Treuhand NAVALIA fünf GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	24	-1
IDEENKAPITAL Treuhand NAVALIA sechs GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	24	-1
IDEENKAPITAL Treuhand NAVALIA sieben GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	24	-1
IDEENKAPITAL TreuHand NAVALIA vier GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	23	-2
Ideenkapital Treuhand NAVALIA zwei GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	23	-2

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Ideenkapital Treuhand US Real Estate eins GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	25	0
IDEENKAPITAL Treuhand Validia 4 GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	27	52
IDEENKAPITAL vierte Filmfonds Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	31	7
Ideenkapital vierte Media Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	26	-2
Ideenkapital zweite Investoren Service GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	27	9
Ideenkapital zweite Media Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	27	7
IDEENKAPITAL-Verwaltungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	1.763	1.653
IK FE Management GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	39	-126
IK Objekt Bensheim GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	0
IK Objekt Frankfurt Theodor-Heuss-Allee GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	26	2
IK Premium GmbH, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	24	-1
IK Primeria Fonds GmbH & Co. KG, Düsseldorf	100,0000%	IKFE Primeria Management GmbH, Düsseldorf	EUR	2	0
IK Primeria GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	24	-1
IK US Portfolio Invest GmbH & Co. KG, Düsseldorf	100,0000%	IK FE Management GmbH, Düsseldorf	EUR	1	0
IK US Portfolio Invest Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	0
IKFE Primeria Management GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	24	-1
IKFE Management Validia 4 gmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	123	3.748
IKFE Management Zwei GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	24	-1
InterAssistance Gesellschaft für Dienstleistungen mit beschränkter Haftung, München*)	100,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München	EUR	26	0
IRIS Capital Fund II German Investors GmbH & Co. KG, Düsseldorf	42,4328%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	2.604	-29
	42,4328%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
IVB-Institut für Vorsorgeberatung, Risiko- und Finanzierungsanalyse GmbH der Karlsruher Versicherungsgruppe, Karlsruhe	70,0000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	36	1
	20,0000%	Karlsruher Versicherung-Aktiengesellschaft, Karlsruhe			
	10,0000%	Karlsruher Hinterbliebenenkasse AG, Karlsruhe			
Jupiter Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	157	-4
Juventus Vermögensverwaltungs AG, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	51	1
K & P Objekt Bielefeld Zimmerstraße GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	4	0

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
K & P Objekt Hamburg Hamburger Straße GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	24	2
K & P Objekt München Hufelandstraße GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	20	-2
K & P Pflegezentrum Uelzen Renditefonds GmbH & Co. KG, Uelzen	79,7394%	IK Premium Fonds GmbH & Co. KG, Düsseldorf	EUR	364	0
	0,0410%	IK FE Management GmbH, Düsseldorf			
Kapitalwerk Asset Management AG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	212	104
Karlsruher Rechtsschutz-Schadenregulierungs-GmbH, Karlsruhe	100,0000%	Karlsruher Rechtsschutzversicherung AG, Karlsruhe	EUR	25	0
Karlsruher Rendite Immobiliengesellschaft mbH, Karlsruhe	100,0000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	184	87
KARNET BOA GmbH, Moskau	51,0000%	RUSS Versicherung AG, St. Petersburg	RUB	-127	-151
KBV Gesellschaft für Kapitalbeschaffung und Versicherungsvermittlung mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	249	0
KLV Verwaltungsgesellschaft mbH, Karlsruhe	100,0000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	27	2
Konzeption S.A., Tychy	86,2800%	Patria Investment S.A., Tychy	PLN	1.333	-567
	10,7400%	Patria Broker Spólka z.o.o., Tychy			
M & P Versicherungsmakler GmbH, Nürnberg	100,0000%	Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf	EUR	450	53
MAM Munich Asset Management GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
MARP London Ltd., London	100,0000%	Great Lakes Reinsurance (UK) Plc., London	GBP	206	97
MAYFAIR Financing GmbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	25	0
MAYFAIR Holding GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	25	0
MEAG Real Estate Düsseldorf GmbH, Düsseldorf*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	25	0
MEAG Real Estate Facilities Management Düsseldorf GmbH, Düsseldorf*)	100,0000%	MEAG Real Estate Düsseldorf GmbH, Düsseldorf	EUR	25	0
MEAG Real Estate Facilities Management Hamburg GmbH, Hamburg*)	100,0000%	MEAG Real Estate Hamburg GmbH, Hamburg	EUR	24	0
MEAG Real Estate Facilities Management München GmbH, München*)	100,0000%	MEAG Real Estate München GmbH, München	EUR	26	0
MEAG Real Estate Hamburg GmbH, Hamburg*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	18	0
MEAG Real Estate München GmbH, München*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	25	0
Mediastream Consulting GmbH, München	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	59	7
Mediastream Dritte Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	57	29
Mediastream Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	42	15
Mediastream Fünfte Film GmbH & Co. Vermarktungs KG, Grünwald	100,0000%	IDEENKAPITAL erste Gamefonds Treuhand GmbH, Düsseldorf	EUR	1	0

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital In TSD	Jahresergebnis In TSD
Mediastream Fünfte Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	22	-3
Mediastream Fünfte Medien GmbH, Düsseldorf	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	23	0
Mediastream Sechste Film GmbH & Co. Vermarktungs KG, Grünwald	100,0000%	Ideenkapital sechste Media Treuhand GmbH, Düsseldorf	EUR	1	0
Mediastream Sechste Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	25	0
Mediastream Vierte Medien GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	32	9
Mediastream Zweite Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	57	15
MedNet Europa GmbH, München	100,0000%	MedNet Holding GmbH, München	EUR	20	0
MedNet Holding Ltd., Nicosia	84,3000%	Münchener Rückversicherung AG, München	USD	-1.370	-324
	15,7000%	MedNet Holding GmbH, München			
MedNet International Offshore SAL, Beirut	99,6700%	MedNet International Ltd., Nicosia	LBP	0	0
Medotel Gesellschaft für Hotelmedizin mbH, Köln	100,0000%	MedWell Gesundheits-AG, Köln	EUR	9	-11
MedWell Gesundheits-AG, Köln	75,1011%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	-266	-93
Mercur Assistance Österreich GmbH, Wien	100,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	19	-6
Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf*)	100,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	7.697	0
Mietergemeinschaft FDL-Gebäude GbR, Nürnberg	61,0822%	KarstadtQuelle Lebensversicherung AG, Fürth	EUR	1.395	-41
MR Beteiligungen 1. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	1
MR Beteiligungen 14. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	1
MR Beteiligungen 15. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	1
MR Beteiligungen 16. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	1
MR Beteiligungen 17. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
MR Beteiligungen 18. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
MR Beteiligungen 19. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
MR Beteiligungen 3. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	1
MR Beteiligungen 4. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	1
MR Beteiligungen AG, München	100,0000%	Münchener Rückversicherung AG, München	EUR	55	-2
MRE Beteiligungen AG, München	100,0000%	Münchener Rückversicherung AG, München	EUR	61	2
Muenchener Rueck Hellas Services S.A., Athen	100,0000%	Münchener Rückversicherung AG, München	EUR	213	136

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Multiasistencia Europea, S.A., Madrid	100,0000%	Compania Europea de Seguros S.A., Madrid	EUR	117	15
Münchener Agro Servicios do Brasil, Ltda., Sao Paulo	100,0000%	Münchener Rückversicherung AG, München	BRL	275	-1.150
Münchener Consultora Internacional S.R.L., Santiago de Chile	90,0000%	Münchener Rückversicherung AG, München	CLP	141.541	42.591
	10,0000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Münchener de Argentina Servicios Técnicos S. R. L., Buenos Aires	100,0000%	Münchener Rückversicherung AG, München	ARS	569	171
Münchener de Colombia S.A. Corredores de Reaseguros, Santa Fe de Bogota D.C.	100,0000%	Münchener Rückversicherung AG, München	COP	1.182.695	4.954
Münchener de Mexico S. A., Mexico	99,8000%	Munich Holdings Ltd., Toronto	MXN	15.828	1.619
	0,2000%	Münchener Rückversicherung AG, München			
Münchener de Venezuela C.A. Intermediaria de Reaseguros, Caracas	100,0000%	Munich Holdings Ltd., Toronto	VEB	43.707	25.482
Münchener do Brasil Servicos Técnicos Ltda., Sao Paulo	90,0000%	Münchener Rückversicherung AG, München	BRL	431	51
	10,0000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Münchener Ecoconsult GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	100	23
Münchener Finanzgruppe AG Beteiligungen, München	100,0000%	Münchener Rückversicherung AG, München	EUR	51	0
Münchener Vermögensverwaltung GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	26	0
Munich Canada Systems Corporation, Toronto	100,0000%	Munich Reinsurance Company of Canada, Toronto	CAD	0	0
Munich Columbia Square Corp., Wilmington	100,0000%	Münchener Rückversicherung AG, München	USD	20	1
Munich Life Management Corporation Ltd., Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	5.000	0
Munich Management Pte. Ltd., Singapur	100,0000%	Munich Holdings Ltd., Toronto	SGD	1.153	647
Munich Management Pty. Ltd., Sydney	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	AUD	10	0
Munich Re France Services SARL, Paris	100,0000%	Münchener Rückversicherung AG, München	EUR	1.344	1.144
Munich Re General (UK) plc, London	100,0000%	Münchener Rückversicherung AG, München	GBP	50	0
Munich Re India Services Private Limited, Mumbai	99,0000%	Münchener Rückversicherung AG, München	INR	500	0
	1,0000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München	INR		
Munich Re Japan Services K. K., Tokio	100,0000%	Münchener Rückversicherung AG, München	JPY	230.914	31.330
Munich Re Life and Health (UK) Plc., London	100,0000%	Münchener Rückversicherung AG, München	GBP	50	0
Munich Re Polska Services So. Z.o.o., Warschau	100,0000%	Münchener Rückversicherung AG, München	PLN	691	68
Munich Re Tel Aviv Services Ltd., Tel Aviv	100,0000%	Münchener Rückversicherung AG, München	ILS	250	128

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital In TSD	Jahresergebnis In TSD
Munich-American Risk Partners GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	320	253
Munich-Canada Management Corp. Ltd., Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	5	0
MunichFinancialGroup AG Holding, München	100,0000%	Münchener Rückversicherung AG, München	EUR	50	0
MunichFinancialServices AG Holding, München	100,0000%	Münchener Rückversicherung AG, München	EUR	51	0
Munichre General Services Limited, London	100,0000%	Münchener Rückversicherung AG, München	GBP	-55	-28
Munichre New Zealand Service Limited, Auckland	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	NZD	10	0
Munichre Service Limited, Hong Kong	100,0000%	Munich Holdings Ltd., Toronto	HKD	450	237
Munichre Services Limited, London	100,0000%	Münchener Rückversicherung AG, München	GBP	6	32
Nederlands Centrum voor Fiscaal en Sociaal Advies, Brüssel	77,0000%	Hamburg-Mannheimer Consulting S.A., Brüssel	EUR	6	8
	20,0000%	Hamburg-Mannheimer N.V./S.A., Brüssel			
Nieuwe Hollandse Lloyd Beheer en Services B.V., Woerden	100,0000%	Nieuwe Hollandse Lloyd Verzekeringsgroep N.V., Woerden	EUR	101	-163
Patria Broker Spólka z.o.o., Tychy	93,0000%	Patria Investment S.A., Tychy	PLN	101	-5
Patria Investment S.A., Tychy	50,4000%	Hestia Financial Services S.A., Sopot	PLN	9.005	25
	0,6000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot			
Pflege zu Hause GmbH, Krefeld	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	-90	-115
Pflegezentrale Wagner GmbH, München	80,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	35	17
PLATINIA Verwaltungs-GmbH, München	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	26	1
Primecare GmbH, Köln	100,0000%	MedWell Gesundheits-AG, Köln	EUR	13	1
PRORENDITA EINS Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	0
ProVictor Immobilien GmbH, Düsseldorf	50,0000%	ERGO Trust GmbH, Düsseldorf	EUR	212	161
ProVictor Property Fund IV Management, Inc., Atlanta	51,0000%	ProVictor US Corporation, Atlanta	USD	1	0
ProVictor Property Fund V Management, Inc., Atlanta	51,0000%	ProVictor US Corporation, Atlanta	USD	0	0
ProVictor Property Fund VI Management, Inc., Atlanta	51,0000%	ProVictor US Corporation, Atlanta	USD	22	0
ProVictor US Corporation, Atlanta	100,0000%	ProVictor Immobilien GmbH, Düsseldorf	USD	0	0
Reaseguradora de las Américas S. A., La Habana	100,0000%	Münchener Rückversicherung AG, München	CUP	611	-1
Schloßhotel Eyba Verwaltungsgesellschaft mbH, Karlsruhe	92,0000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	28	0
	2,0000%	Karlsruher Rechtsschutzversicherung AG, Karlsruhe			

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
	2,0000%	Karlsruher Versicherung-Aktiengesellschaft, Karlsruhe			
	2,0000%	Karlsruher Hinterbliebenenkasse AG, Karlsruhe			
	2,0000%	Karlsruher Beamten-Versicherung AG, Karlsruhe			
Schrömbgens & Stephan GmbH, Versicherungsmakler, Düsseldorf	80,0000%	Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf	EUR	324	257
Schwarzwaldhotel Rothaus Verwaltungsgesellschaft mbH, Reutlingen	100,0000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	24	0
Seldac 1. Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	21	1
Seminaris Hotel- und Kongreßstätten-Betriebsgesellschaft mbH, Lüneburg	25,0000%	HANSA Betriebs-Treuhand GmbH, Hamburg	EUR	1.733	113
	25,0000%	Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg			
	25,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
Silvanus Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	36	6
Sopockie Towarzystwo Doradcze Sp. z o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	38	-3
SOS International Reise-Notfallservice GmbH, München	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	26	0
Stadtwerk Elsterwerda GmbH, Elsterwerda	51,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	536	246
TAS Assekuranz Service GmbH, Frankfurt/Main	100,0000%	Touristik Assekuranz Service GmbH Versicherungsmakler, Frankfurt/Main	EUR	23	9
TAS Touristik Assekuranz Service International GmbH, Frankfurt/Main	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	264	0
Three Lions Underwriting Ltd., London	60,0000%	Münchener Rückversicherung AG, München	GBP	211	161
TIP Gesellschaft für Touristik-Informations-Programme mbH, München	51,6100%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	34	3
Titus AG, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	19.591	947
Touristik Assekuranz Service GmbH Versicherungsmakler, Frankfurt/Main	100,0000%	ERV Beteiligungsgesellschaft mbH, München	EUR	256	0
VB VICTORIA Zastupanje u Osiguranju d.o.o., Zagreb	74,9000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	HRK	100	0
	25,1000%	Österreichische Volksbanken-AG, Wien			
Verwaltungsgesellschaft "PORT BRISTOL" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	6
Verwaltungsgesellschaft "PORT LOUIS" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	27	2
Verwaltungsgesellschaft "PORT MAUBERT" mbH, Bremen	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	-1
Verwaltungsgesellschaft "PORT MELBOURNE" mbH, Bremen	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	-1
Verwaltungsgesellschaft "PORT MENIER" mbH, Bremen	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	-1
Verwaltungsgesellschaft "PORT MOODY" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	21	-4

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Verwaltungsgesellschaft "PORT MORESBY" mbH, Bremen	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	-1
Verwaltungsgesellschaft "PORT MOUTON" mbH, Bremen	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	-1
Verwaltungsgesellschaft "PORT NELSON" mbH, Bremen	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	-1
Verwaltungsgesellschaft "PORT RUSSEL" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	23	-2
Verwaltungsgesellschaft "PORT SAID" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	-1
Verwaltungsgesellschaft "PORT STANLEY" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	-1
Verwaltungsgesellschaft "PORT STEWART" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	-1
Verwaltungsgesellschaft "PORT SUDAN" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	0
Verwaltungsgesellschaft "PORT UNION" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	21	-4
Verwaltungsgesellschaft "PORT VICTORIA" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	-1
Vesta Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	29	0
VFG Vorsorge-Finanzierungsconsulting GmbH, Wien	75,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	101	-1.016
VICTORIA Immobilien Management GmbH, Düsseldorf	100,0000%	ERGO Trust GmbH, Düsseldorf	EUR	623	91
VICTORIA Immobilien-Fonds GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	122	14
Viwis GmbH, München*)	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	2.000	0
VV-Consulting Gesellschaft für Risikoanalyse, Vorsorgeberatung und Versicherungsvermittlung GmbH, Wien	100,0000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	EUR	184	-30
VV-Immobilien Gesellschaft für Haus- und Grundbesitzverwaltung GmbH, Wien	100,0000%	VV-Consulting Gesellschaft für Risikoanalyse, Vorsorgeberatung und Versicherungsvermittlung GmbH, Wien	EUR	-166	36
W.B.I. Verwaltungsgesellschaft MbH, Hamburg	100,0000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	26	1
welivit AG, Nürnberg	100,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	6.584	907
Wohnungsgesellschaft Brela mbH, Hamburg*)	100,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	102	349
AT EQUITY BEWERTETE ASSOZIIERTE UNTERNEHMEN					
- * Bewertung mit umbewerteten IAS-Eigenkapital					
13th & F associates (Columbia Square), Washington D.C.	79,9000%	American Re-Insurance Company, Princeton	USD	122.033	11.609
	0,1000%	Munich Columbia Square Corp., Wilmington			
20Twenty Healthcare Holdings, London	27,0000%	Münchener Rückversicherung AG, München	GBP	3.661	-715
AdvanceCare - Gestão de Serviços de Saúde, S.A, Lissabon	24,0000%	VICTORIA Internacional de Portugal SGPS S.A., Lissabon	EUR	2.870	255

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
	15,0000%	Münchener Rückversicherung AG, München			
AEDES S.p.A., Mailand	9,9997%	VICTORIA Erste Beteiligungsgesellschaft mbH, Düsseldorf	EUR	324.125	8.073
	3,6879%	*ERGO Versicherungsgruppe AG, Düsseldorf*	EUR		
	2,8683%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR		
Assistance Partner GmbH & Co. KG, München	21,6600%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	0	-194
	8,0900%	InterAssistance Gesellschaft für Dienstleistungen mit beschränkter Haftung, München			
B.F. International Vida Compania de Seguros S. A., Buenos Aires	20,0000%	ERGO Italia S.p.A., Mailand	ARS	1.437	-426
Bayerische Hypo- und Vereinsbank AG, München***)	7,0734%	Münchener Rückversicherung AG, München	EUR	10.735.000	-3.303.000
	4,4162%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	3,0754%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
	2,2793%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	0,8600%	ERGO Versicherungsgruppe AG, Düsseldorf			
	0,3061%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
	0,1168%	Karlsruher Lebensversicherung AG, Karlsruhe			
	0,1064%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	0,0948%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
	0,0073%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München			
	0,0027%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München			
	0,0020%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München			
BHS tabletop AG, Selb	28,9134%	Münchener Rückversicherung AG, München	EUR	25.920	6.844
Bloemers Holding B. V., Rotterdam	22,7273%	Münchener Rückversicherung AG, München	EUR	13.759	2.842
carexpert Kfz-Sachverständigen GmbH, Walluf	25,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	5.148	13
Consortia Versicherungs-Beteiligungsgesellschaft mbH, Nürnberg	30,0000%	Münchener Rückversicherung AG, München	EUR	55.115	2.182
Creance Capital Inc., Oakland	25,0000%	American Re-Insurance Company, Princeton	USD	2.992	280
D.A.S. Difesa Automobilistica Sinistri, S.p.A. di Assicurazione, Verona	49,9920%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	7.443	1.635
Dolmen Securities Limited, Dublin**)	50,0000%	ERGO Trust GmbH, Düsseldorf	EUR	18.929	-231
EUREKA Office Fund Pte Ltd., Singapur	50,0000%	EUREKA GmbH, Düsseldorf	SGD	436.037	-4.065

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Euro-Center Holding A/S, Kopenhagen	16,6666%	Europaeiske Rejseforsikring A/S, Kopenhagen	DKK	8.168	740
	16,6666%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München			
	16,6666%	Europeiska Försäkringsaktiebolaget, Stockholm			
Europai Utazasi Biztosito Rt., Budapest	26,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	HUF	685.471	231.163
Europäische Reiseversicherungs-Aktiengesellschaft, Wien	25,0100%	ERV Beteiligungsgesellschaft mbH, München	EUR	4.901	216
Finsure Investments (Private) Limited, Harare	24,5000%	Munich Reinsurance Company of Africa Ltd, Johannesburg	ZWD	2.042	-39
FSB FondsServiceBank GmbH, Unterföhring	50,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	12.880	0
Gemeinsame Belarussisch-Deutsche Versicherung AG BASO, Minsk	34,9365%	ERGO International Aktiengesellschaft, Düsseldorf	BYR	855.464	563.067
	14,0281%	ERGO Versicherungsgruppe AG, Düsseldorf			
Global Aerospace Underwriting Managers Ltd., London	24,9000%	Münchener Rückversicherung AG, München	GBP	19.010	1.372
HighTech Beteiligungen GmbH und Co. KG, Düsseldorf	9,9000%	Ideenkapital Treuhand GmbH, Düsseldorf	EUR	51.121	-1.098
	6,6667%	Karlsruher Lebensversicherung AG, Karlsruhe			
	6,6000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
	6,6000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
IK Objekt Frankfurt Theodor-Heuss-Allee Immobilienfonds GmbH & Co. KG, Düsseldorf	50,0000%	IK Premium Fonds zwei GmbH & Co. KG, Düsseldorf	EUR	5.393	5.365
	50,0000%	IDEENKAPITAL Treuhand Validia 4 GmbH, Düsseldorf			
Income Opportunity Fund I L.L.C., New York	33,3300%	ERGO TRU-US Investments, Inc., Wilmington	USD	-4.361	147
Janus Vermögensverwaltungsgesellschaft mbH, München	50,0000%	Münchener Rückversicherung AG, München	EUR	31.433	-19.769
KARSTADT QUELLE Financial Services GmbH, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	128.683	-14.336
Lancers Financial Group, Inc., Long Beach, NY	33,3300%	American Re-Insurance Company, Princeton	USD	18.678	2.364
MAYFAIR Holding GmbH & Co. Singapur KG, Düsseldorf	28,5714%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	85.000	1.214
MCAF Verwaltungs-GmbH & Co.KG, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	110.000	0
MDP Ventures I L.L.C., New York	50,0000%	ERGO TRU-US Investments, Inc., Wilmington	USD	31.672	1.302
MDP Ventures III L.L.C., New York	49,9900%	ERGO TRU-US Investments, Inc., Wilmington	USD	3.496	1.795
MEDICLIN Aktiengesellschaft, Frankfurt am Main	12,4891%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	166.520	-34.919
	12,4891%	ERGO Trust GmbH, Düsseldorf			
Millennium Development Partners II L.L.C., New York	49,9900%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	USD	-28.934	345

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Millennium Entertainment Partners II L.P., New York	32,5641%	VICTORIA Investment Properties Two L.P., Atlanta	USD	192.921	-20.862
	9,7775%	VICTORIA US Holdings, Inc., Wilmington			
Millennium Entertainment Partners L.P., New York**)	27,5362%	VICTORIA US Holdings, Inc., Wilmington	USD	223.274	-19.638
Millennium Partners LLC, New York	22,4111%	VICTORIA US Holdings, Inc., Wilmington	USD	254.291	-13.252
MPE Hotel I L.L.C., New York	33,3300%	VICTORIA Investment Properties Two L.P., Atlanta	USD	-46.137	-56.428
MPE Hotel I Tenant Holdings L.L.C., New York	33,3300%	VICTORIA Investment Properties Two L.P., Atlanta	USD	-6.634	-5.133
Mutor Investments Ltd., Toronto	49,0015%	Munich Holdings Ltd., Toronto	CAD	23.677	23.916
Orel-G-Holding AD., Sofia	29,6667%	Münchener Rückversicherung AG, München	BGN	24.483	22
PICC Health Insurance Company Limited, Beijing	19,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	CNY	1.000.000	0
Prévoyance Ré, S.A., Paris	34,0000%	Münchener Rückversicherung AG, München	EUR	25.083	-2.619
Property Finance France S.A., Luxemburg	45,4605%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	61.155	22.149
Property Fund Italy GmbH, München**)	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	1.126	15.323
Regina Verwaltungsgesellschaft mit beschränkter Haftung, München	25,0000%	Münchener Rückversicherung AG, München	EUR	323.297	23.153
RehaCare GmbH, München	50,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	975	185
Rendite Partner Gesellschaft für Vermögensverwaltung mbH, Frankfurt a.M.	33,3333%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	77.034	5.440
Richmond Insurance Company Ltd, Hamilton	49,0000%	Munich Holdings Ltd., Toronto	USD	39.737	6.312
RP Vilbeler Fondsgesellschaft mbH, Frankfurt a.M.	20,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	252.468	15.818
	10,0000%	KarstadtQuelle Lebensversicherung AG, Fürth			
	10,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf			
Rubattino 87 S.r.l., Mailand	46,2333%	VICTORIA Italy Property GmbH, Düsseldorf	EUR	10.381	7.103
Sana Kliniken GmbH & Co. KGaA, München	20,3150%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	106.362	5.201
	1,3875%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
Saudi National Insurance Company E.C., Manama	22,5000%	Münchener Rückversicherung AG, München	USD	11.538	4.448
SEBA Beteiligungsgesellschaft mbH, Nürnberg	20,0000%	Münchener Rückversicherung AG, München	EUR	95.176	861
Star Growth GmbH & Co. Beteiligungs KG, München	48,2800%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	USD	14.500	1
Storebrand Helseforsikring AS, Oslo	50,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	NOK	74.349	2.358
TERTIANUM Besitzgesellschaft Berlin Passauer Strasse 5-7 mbH, München	25,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	39.839	-1.130

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
TERTIANUM Besitzgesellschaft Konstanz Marktstätte 2-6 und Sigismundstrasse 5-9 mbH, München	25,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	58.581	-1.759
TERTIANUM Besitzgesellschaft München Jahnstrasse 45 mbH, München	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	49.679	-733
TERTIANUM Seniorenresidenz Betriebsgesellschaft München mbH, München	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	1.550	883
TERTIANUM Seniorenresidenzen Betriebsgesellschaft mbH, Konstanz	25,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	86	-1.323
The Victoria Partnership L.P., London	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	GBP	4.584	71.320
Uelzener Lebensversicherungs-AG, Uelzen	23,9750%	Münchener Rückversicherung AG, München	EUR	2.221	0
UNION VERSICHERUNGS-AKTIENGESELLSCHAFT, Wien	45,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	54.342	10.356
US Property Investment Fund L.P., Atlanta	22,0855%	VICTORIA US Holdings, Inc., Wilmington	USD	109.659	9.750
US Property Management II L.P., Atlanta	33,3333%	ERGO TRU-US Holdings, Inc., Wilmington	USD	5.243	6.148
VEREINSBANK VICTORIA Bauspar Aktiengesellschaft, München	30,0000%	ERGO Zweite Beteiligungsgesellschaft mbH, Düsseldorf	EUR	62.460	-1.008
VICTORIA-VOLKSBANKEN Pensionskassen Aktiengesellschaft, Wien	47,4972%	Österreichische Volksbanken-AG, Wien	EUR	8.001	360
	23,7514%	ERGO International Aktiengesellschaft, Düsseldorf			
	23,7514%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VV Immobilien GmbH & Co. GB KG, Düsseldorf	19,0770%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	50.105	3.192
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	8,2055%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
	3,6416%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
VV Immobilien GmbH & Co. United States KG, Düsseldorf	21,1267%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	65.343	4.529
	9,9765%	Karlsruher Lebensversicherung AG, Karlsruhe			
	7,8247%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
VV Immobilien GmbH & Co. US City KG, München	23,1000%	Karlsruher Lebensversicherung AG, Karlsruhe	EUR	178.178	18.109
	23,0999%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf			
VV Immobilien Verwaltungs GmbH & Co. Zentraleuropa KG, München	20,4082%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	73.731	7.346
Watkins Syndicate Hong Kong Limited, Hong Kong	47,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	119	0
WISMA ATRIA Holding GmbH & Co. Singapur KG, Düsseldorf	20,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	52.682	-9.105

AT COST BEWERTETE ASSOZIIERTE UNTERNEHMEN

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
"PORT LOUIS" GmbH & Co. KG, Hamburg	0,0465%	IDEENKAPITAL Schiffsfonds Treuhand GmbH, Düsseldorf	EUR	1.691	-4.131
"PORT LOUIS" GmbH & Co. KG, Hamburg	0,1396%	IDEENKAPITAL AG, Düsseldorf	EUR	1.691	-4.131
"PORT LOUIS" GmbH & Co. KG, Hamburg	0,1396%	IDEENKAPITAL Financial Service AG, Düsseldorf	EUR	1.691	-4.131
"PORT LOUIS" GmbH & Co. KG, Hamburg	0,4187%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1.691	-4.131
"PORT LOUIS" GmbH & Co. KG, Hamburg	25,6685%	IK Premium Fonds zwei GmbH & Co. KG, Düsseldorf	EUR	1.691	-4.131
ACM-Compagnie Mercur AG, Bremen	50,0000%	Münchener Rückversicherung AG, München	EUR	889	20
ARIES, New York	21,6000%	American Re-Insurance Company, Princeton	USD	5.931	9.090
BF.direkt AG, Stuttgart	45,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	28	-975
Fernkälte Geschäftsstadt Nord Gesellschaft bürgerlichen Rechts, Hamburg	36,8500%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	1.921	0
General Partner Victoria Limited, London	33,3333%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	GBP	21	5
Global Assistance GmbH, München	30,0000%	GLOBALE Krankenversicherungs-Aktiengesellschaft, Köln	EUR	673	12
Gustav-Freytag-Straße 1 München GbR, München	25,0000%	VICTORIA Immobilien Management GmbH, Düsseldorf	EUR		-6
Hannover Finanz-Umwelt Beteiligungsgesellschaft mbH, Hillerse	20,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	-5.568	-7.950
in.arbeit GmbH/Victoria Leben AG/GbR, Düsseldorf**)	50,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	142	103
Inreon Holdings L.L.C., London	38,2700%	Münchener Rückversicherung AG, München	USD	237	0
IVS Schrömbgens & Stephan Immobilienversicherungsservice GmbH, Düsseldorf	25,0000%	Schrömbgens & Stephan GmbH, Versicherungsmakler, Düsseldorf	EUR	592	567
Jet Holdings (Hong Kong) Limited, Hongkong	50,0000%	ERGO Trust GmbH, Düsseldorf	USD	1	0
K & P Objekt Hamburg Hamburger Straße Immobilienfonds GmbH & Co.KG, Düsseldorf	30,8206%	IK Premium Fonds GmbH & Co. KG, Düsseldorf	EUR	2.996	-1.765
	5,7252%	IK FE Management GmbH, Düsseldorf			
	0,1431%	Ideenkapital Treuhand GmbH, Düsseldorf			
Kürnbergstraße 30, München GbR, München	50,0000%	VICTORIA Immobilien Management GmbH, Düsseldorf	EUR	39	-2
LCM Logistic Center Management GmbH, Hamburg	50,0000%	ERGO Trust GmbH, Düsseldorf	EUR	64	40
MCAF Management GmbH, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	25	0
Medicator AG, Köln	12,5000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	43	-2
Miera auto SIA, Riga	49,0001%	ERGO Latvija Invest SIA, Riga	LVL	200	-78
mobile life GmbH, München	49,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	109	-85
Munich London Investment Management Ltd, London	50,0000%	Münchener Rückversicherung AG, München	GBP	757	-169

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
National Insurance Company S.A., Luxemburg	22,5000%	Münchener Rückversicherung AG, München	LUF	1.250	0
P.A.D.-Consulting Beratungs-Gesellschaft für Finanzdienstleistungsunternehmen mbH, Herzogenrath	25,0500%	has program service GmbH, Hamburg	EUR	1.675	202
Paramount Healthcare Management Ltd., Bombay	33,0000%	Münchener Rückversicherung AG, München	INR	47.714	1.959
PBW Real Estate Asset Management B.V., Amsterdam	49,5000%	ERGO Trust GmbH, Düsseldorf	EUR	2.690	372
PBW Real Estate Fund N.V., Amsterdam	10,0000%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	138.010	8.415
	10,0000%	Karlsruher Lebensversicherung AG, Karlsruhe			
POOL Sp. z o.o., Warschau	33,7500%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	4	0
QRC Quality Research Consulting GmbH, Buxtehude	25,2000%	IDEENKAPITAL AG, Düsseldorf	EUR	220	104
REALISAR Property Finance Advisors GmbH, Pöcking	25,0000%	ERGO Trust GmbH, Düsseldorf	EUR	926	501
Reisegarant, Vermittler von Insolvenzversicherungen mbH, Hamburg	24,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	120	14
RM 2264 Vermögensverwaltungs GmbH, München	25,0000%	ERGO Trust GmbH, Düsseldorf	EUR	24	0
Rumba GmbH & Co. KG, München	25,0000%	ERGO Trust GmbH, Düsseldorf	EUR	2.683	-209
Sana Managementgesellschaft mbH, München**)	23,1500%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	0
	1,3875%	VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf			
Schleißheimer Straße 80 München GbR, München	37,5000%	VICTORIA Immobilien Management GmbH, Düsseldorf	EUR	236	93
Solareh GmbH, München	50,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	25	-418
SWE Umwelt GmbH, Elsterwerda	50,0000%	Stadtwerk Elsterwerda GmbH, Elsterwerda	EUR	15	-6
Teko - Technisches Kontor für Versicherungen Gesellschaft mit beschränkter Haftung, Düsseldorf	30,0000%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf	EUR	46	21
TERTIANUM Management Aktiengesellschaft für Wohnen und Leben im Dritten Lebensabschnitt, München	20,2475%	VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	457	-4
TERTIANUM Projektentwicklungs-GmbH München Jahnstrasse 45, München	33,3333%	ERGO Trust GmbH, Düsseldorf	EUR	1.475	19
TERTIANUM Projektentwicklungs-GmbH, München	25,0000%	ERGO Trust GmbH, Düsseldorf	EUR	2.200	48
TIP - Redaktion und Service GmbH, Ostfildern	25,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	25	53
TMW Inversores Institucionales S.L., Madrid	25,0000%	ERGO Trust GmbH, Düsseldorf	EUR	37	-1
U.S. Property Management III L.P., Atlanta	20,0000%	ERGO TRU-US Holdings, Inc., Wilmington	USD	2.277	3.293
Union Europske Cestovne Poistenie a.s., Bratislava	25,0000%	Europaeiske Rejseforsikring A/S, Kopenhagen	SKK	816	1
US Property Management L.P., Atlanta	33,3333%	ERGO TRU-US Holdings, Inc., Wilmington	USD	1.938	1.019
Versicherungsagentur Latgarant GmbH (Apdrosinasanas agentura Latgarants), Riga	35,0000%	ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga	LVL	372	225

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
VICTORIA-VOLKSBANKEN Mitarbeitervorsorgekasse AG, Wien	50,0000%	Österreichische Volksbanken-AG, Wien	EUR	3.557	-543
	50,0000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
Volksbanken-Versicherungsdienst GmbH, Wien	25,2319%	VV-Consulting Gesellschaft für Risikoanalyse, Vorsorgeberatung und Versicherungsvermittlung GmbH, Wien	EUR	597	210
	23,0983%	Österreichische Volksbanken-AG, Wien			
VOVI-Beteiligungs AG, Berlin	10,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	47	-829
	10,0000%	has program service GmbH, Hamburg			
VV Immobilien Verwaltungs GmbH, München	30,0000%	ERGO Trust GmbH, Düsseldorf	EUR	854	843
VV Immobilien Verwaltungs und Beteiligungs GmbH, München	30,0000%	ERGO Trust GmbH, Düsseldorf	EUR	2.678	76
VV-Consulting Többesügynöki Kft., Budapest	25,0000%	VICTORIA-VOLKSBANKEN Biztosító Rt., Budapest	HUF	10.000	0
	25,0000%	VICTORIA-VOLKSBANKEN Eletbiztosító Rt., Budapest			
W + S Software GmbH, Hamburg	50,0000%	has program service GmbH, Hamburg	EUR	30	1
WIMM bAv, Wissenschaftliches Institut für Marktentwicklung und Management in der betrieblichen Altersversorgung GmbH, Hamburg	50,0000%	Bundes-Versorgungs-Werk BVW GmbH, Düsseldorf	EUR	5	75
WISMA ATRIA Holding GmbH, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	21	-2
Große Kapitalgesellschaften ab 5 %					
Admiral Group Ltd., Cardiff	14,5000%	Münchener Rückversicherung AG, München	GBP	108.166	39.213
Allianz Aktiengesellschaft, München	8,9756%	Münchener Rückversicherung AG, München	EUR	25.482.652	977.893
BHW Holding Aktiengesellschaft, Berlin	4,3891%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	1.478.328	232.226
	0,6785%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
Credit Guarantee Insurance Corporation, Johannesburg	6,9009%	Munich Reinsurance Company of Africa Ltd., Johannesburg	ZAR	360.943	304.182
Germanischer Lloyd Aktiengesellschaft, Hamburg	6,2500%	Münchener Rückversicherung AG, München	EUR	31.410	5.000
Heidelberger Druckmaschinen AG, Heidelberg	5,9800%	Münchener Rückversicherung AG, München	EUR	1.299.650	-694.900
Helvetia Patria Holding, St. Gallen	8,1560%	Münchener Rückversicherung AG, München	CHF	443.312	24.116
IKFE Properties I AG, Zürich	62,6913%	IK Premium Fonds GmbH & Co. KG, Düsseldorf	CHF	11.912	542
	0,8619%	IDEENKAPITAL Financial Engineering AG, Düsseldorf			
Jordan Insurance Co. p.l.c., Amman	10,0000%	Münchener Rückversicherung AG, München	JOD	13.714	886
Mecklenburgische Lebensversicherungs-AG, Hannover*)	12,5000%	Münchener Rückversicherung AG, München	EUR	12.600	2.000

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Middlesea Insurance p.l.c, Floriana	12,7273%	Münchener Rückversicherung AG, München	MTL	21.211	1.140
Middlesea Valetta Life Assurance Co. Ltd., Malta	10,0000%	Münchener Rückversicherung AG, München	MTL	20.147	1.304
Nürnberger Beteiligungs AG, Nürnberg	7,5000%	Münchener Rückversicherung AG, München	EUR	394.413	11.910
Österreichische Volksbanken-AG, Wien	5,7009%	VICTORIA Erste Beteiligungsgesellschaft mbH, Düsseldorf	EUR	723.307	38.957
	4,2991%	VICTORIA Versicherung Aktiengesellschaft, Düsseldorf			
TMW Property Funds AG, München**)	19,2308%	ERGO Trust GmbH, Düsseldorf	EUR	1.064	43
WMF Württembergische Metallwarenfabrik AG, Geislingen	11,3300%	Larus Vermögensverwaltungsgesellschaft mbH, München	EUR	191.462	10.780

Die Angaben über Eigenkapital und Jahresergebnis sind den jeweils zuletzt verfügbaren Jahresabschlüssen, überwiegend denen zum 31. Dezember 2004, entnommen. Eine Vergleichbarkeit ist wegen unterschiedlicher nationaler Bilanzierungs- und Bewertungsvorschriften nur bedingt gegeben.

Die Anteilsliste ist Bestandteil des Jahresabschlusses und des Konzernabschlusses der Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, München. Beide Abschlüsse wurden von der KPMG Bayerischen Treuhandgesellschaft Aktiengesellschaft, München geprüft und am 4. März 2005 mit dem uneingeschränkten Bestätigungsvermerk versehen.

München, den 28. Februar 2005

Der Vorstand

von Bomhard, Daschner,
Hasford, Heyd, Jeworrek,
Kluge, Phelan, Schneidawind,
Schneider, Wittmann

*) Bei diesen Unternehmen bestehen Ergebnisabführungsverträge.
**) Stimmrechtsanteil
***) inclusiv über Spezialfonds gehaltene Bestände

The figures for equity and the results for the year are taken from the most recent annual financial statements, mainly those at 31 December 2004. They can only be compared to a limited extent owing to differences in national accounting and valuation regulations.

This list of shareholdings is part of the company financial statements and the consolidated financial statements of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, and is therefore covered by the auditor's opinion.

The Board of Management

von Bomhard, Daschner,
Hasford, Heyd, Jeworrek,
Kluge, Phelan, Schneidawind,
Schneider, Wittmann

*) There are profit-transfer agreements with these companies.
**) Percentage of voting rights.

Münchener Rückversicherungs-Gesellschaft
Königinstraße 107
80802 München

Bestellnummer: 302-04343

Item 1.1

1.1 Annual Accounts (for 2004) Munich Re Group see TAB 2, p. 144-198 of the Annual Report Munich Re Group 2004; List of Shareholdings as of December 31, 2004 see package of printed matters TAB 1 1

Annual Accounts (for 2005) Munich Re Group see TAB 2, p.. 138-211 of the Annual Report Munich Re Group 2005; List of Shareholdings as of December 31, 2005 see package of printed matters TAB 1 1

Item 1.3

Annual Accounts Munich Re Company (for 2004)

see TAB 4, p. 20-39 of the Annual Report Munich Re Company 2004 ....

Annual Accounts Munich Re Company (for 2005)

see TAB 4, p. 38-61 of the Annual Report Munich Re Company 2005 ....

PAST DATES

Date	Appointment
20 April 2006	Dividend payment
19 April 2006	Annual General Meeting, ICM – International Congress Center Munich, exhibition center, München-Riem
15 March 2006	Analysts' conference, Munich
14 March 2006	Annual Report 2005, 9:30 am (CET) Balance sheet press conference
15 February 2006	Conference call on the renewal of reinsurance treaties, 2:30 pm (CET)
7 November 2005	Interim report as at 30 September 2005
4 August 2005	Interim report as at 30 June 2005
27 June 2005	Investors' Day on Risk Management, London
9 May 2005	Interim report as at 31 March 2005 Embedded Value 2004
29 April 2005	Dividend payment
28 April 2005	Annual General Meeting, ICM — International Congress Center Munich, exhibition center, München-Riem
15 March 2005	Annual Report 2004 Balance sheet press conference Analysts' conference, Munich
15 February 2005	Conference call on the renewal of reinsurance treaties

Münchener Rück
Munich Re Group

>> Home >> Investor-Relations >> Contact and Service

PREVIEW OF IMPORTANT DATES

Date	Appointment
9 May 2006	Interim report as at 31 March 2006 European Embedded Value as at 31 December 2005
3 August 2006	Half-year press conference
3 August 2006	Interim report as at 30 June 2006
7 November 2006	Interim report as at 30 September 2006
20 March 2007	Balance sheet press conference for 2006 financial statements
20 March 2007	Analysts' conference for 2006 financial statements
26 April 2007	Annual General Meeting
27 April 2007	Dividend payment
8 May 2007	Interim report as at 31 March 2007
7 August 2007	Interim report as at 30 June 2007
6 November 2007	Interim report as at 30 September 2007

Item 2.1

2.1 Changes in the Board of Management
see below TAB 16 (Press Releases), see press release dated July 22, 2005, which is a fair summary of the submission to the German commercial register 9

Increase in conditional capital
see new Par. 4 in Article 4 of the Articles of Association (actual date 2005/05), effective from May 17, 2005, which corresponds to the submission to the German commercial register 9

Articles of Association
05/2005

Münchener Rück
Munich Re Group

Section I **General conditions**

Article 1

(1) The Company has been registered under the name of
"Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München"
(Munich Reinsurance Company Joint-Stock Company in Munich).

(2) Its seat is in Munich.

(3) The object of the Company is the provision of reinsurance in all classes of business.

The Company may establish branches in Germany or other countries, may form, acquire or participate in companies of all types, may manage companies or restrict itself to managing the participations. It is entitled to carry out all transactions and measures that appear suited to serving the object of the Company.

Article 2

The public announcements of the Company shall be published in the electronic "Bundesanzeiger".

Section II Share capital and shares

Article 3

(1) The share capital of the Company amounts to 587,725,396.48 euros. It is divided into 229,580,233 no-par-value shares.

(2) The shares are registered shares. Transfer to a new acquirer may be effected only with the approval and at the discretion of the Company. The Company shall not be obliged to state reasons for declining the transfer. The Company's approval is not required for the transfer of shares converted from bearer shares into unrestrictedly transferable registered shares by resolution of the General Meeting on 22 July 1999.

(3) In the event of an increase in share capital, the date on which the new shares become entitled to dividend may differ from the date of the capital contribution.

Article 4

(1) The Board of Management shall be authorised, with the consent of the Supervisory Board, to increase the Company's share capital at any time up to 25 May 2009 in one or more stages by an amount of up to 280 million euros by issuing new registered no-par-value shares against cash or non-cash contribution (Authorised Capital Increase 2004).

In the case of capital increases against cash contribution, shareholders shall be granted a subscription right. However, the Board of Management shall be entitled, with the consent of the Supervisory Board, to exclude fractional amounts from such subscription rights and insofar as this is necessary to grant the bearers of warrants or convertible bonds or bonds with warrants, issued by the Company or by one of its dependent Group companies, pre-emptive rights to the extent to which they would be entitled as shareholders after exercising their warrants or after the conversion requirements from such bonds have been satisfied. The Board of Management shall also be entitled, with the consent of the Supervisory Board, to exclude subscription rights if the issue price of the new shares is not significantly lower than the stock market price and the shares issued with exclusion of the shareholders' subscription rights pursuant to Section 186 para. 3 sentence 4 of the German Stock Companies Act do not exceed a total of 10% of the share capital either at the time this authorisation becomes effective or at the time it is exercised. This maximum limit shall include shares sold or issued, or to be issued, during the term of this authorisation on the basis of other authorisations with exclusion of subscription rights, directly or indirectly pursuant to Article 186 para. 3 sentence 4 of the German Stock Companies Act.

In addition, the Board of Management shall be authorised, with the consent of the Supervisory Board, to exclude the shareholders' subscription rights in the case of capital increases against non-cash contribution.

The Board of Management shall also be authorised, with the consent of the Supervisory Board, to determine all other rights of the shares and the terms of issue.

(2) The Board of Management is authorised, with the consent of the Supervisory Board, to increase the Company's share capital at any time up to 18 July 2006 by an amount of up to 3,840,000 euros by issuing new registered shares against cash contribution (Authorised Capital Increase 2001). The authorisation may be exercised in part amounts. The shareholders' subscription rights shall be excluded to allow

the shares to be issued to employees of the Munich Reinsurance Company and its affiliated companies.

The Board of Management, with the consent of the Supervisory Board, shall determine all other details of the shares and the terms of issue.

(3) A contingent increase in the share capital by an amount of 35 million euros, consisting of registered shares, has been authorised. This increase in the share capital shall be carried out only to the extent that bearers of warrants attached to shares issued from capital authorised for this purpose, on the basis of the authorisation granted to the Board of Management on 11 June 2003, exercise these warrants. The new shares shall be entitled to dividend from the beginning of the business year in which they come into being through the exercise of warrants. The Board of Management shall be authorised to decide on the further details of the contingent capital increase (Contingent Capital Increase 2003 I).

(4) A contingent increase in the share capital by a further amount of up to 100 million euros, consisting of registered no-par-value shares entitled to dividend from the beginning of the business year in which they are issued, has been authorised. This contingent capital increase is for granting shares to the holders or creditors of convertible bonds or bonds with warrants issued by the Company or by a dependent Group company up to 27 April 2010 under the authorisation of the Annual General Meeting of 28 April 2005, insofar as the issue is against cash payment. The increase in the share capital shall be carried out only to the extent that warrants or conversion rights from the bonds are exercised or conversion requirements from such bonds are satisfied. The

Articles of Association 05/2005

Board of Management shall be authorised to decide on the further details of the contingent capital increase (Contingent Capital Increase 2005).

(5) Article 3 paragraph 3 applies here accordingly.

Article 4 a

Every shareholder may request to have his or her unrestrictedly transferable registered shares converted into restrictedly transferable registered shares. The Company may limit the exercise of this right to individual periods within the business year by means of appropriate notification. The costs of conversion shall be borne by the Company.

Article 5

(1) The right of shareholders to have share certificates issued for their shares is excluded. The Company may issue certificates for individual shares (single share certificates) or for more than one share (multiple share certificates). The form of share certificates and of dividend and renewal coupons shall be determined by the Board of Management.

(2) Coupons and renewal certificates (talons) shall be made out to the bearer.

Section III Constitution

A. General Meeting

Article 6

(1) Every shareholder may attend the General Meeting in person or be represented by a proxy provided that he or she

1. has given notice of his or her intention to participate to the Board of Management of the Company not later than the last day of the legal notification period, unless the Board of Management has stipulated a later closing date for notification, and

2. is entered in the Company's register of shareholders for the submitted shares.

The closing date for notifying the Company of the intention to participate shall be announced when the invitation to the General Meeting is published in the Company's publications. In the invitation to the General Meeting the shareholders may also be required to furnish a list of their share numbers. If the last day of the period for giving notice of intention to participate falls on a Sunday, on a recognised public holiday at the seat of the Company or on a Saturday, the preceding working day shall apply instead. Saturday shall not be deemed a working day within the meaning of this provision.

(2) Each shareholder who has fulfilled the conditions of paragraph 1 shall receive an admission card, which must be brought to the General Meeting.

Article 7

Voting rights may be exercised by proxy. The proxy may be given in writing, by fax, electronically, or in another form, details of which shall be specified by the Company in each case. The

individual information necessary for granting these proxies shall be sent together with the invitation to the General Meeting.

Article 8

(1) The Chair at the General Meeting shall be taken by the Chairman of the Supervisory Board or, in the event of his not being able to attend, by another member of the Supervisory Board to be determined by the Supervisory Board.

(2) The person taking the Chair at the General Meeting shall decide on the mode of voting. He may determine an order of items on the agenda which differs from that given in the invitation to the Meeting.

(3) If announced in the invitation to the General Meeting, the person taking the Chair at the General Meeting may permit audio-visual transmission of the General Meeting in a form to be specified by him or her in more detail.

Article 9

One vote shall be attached to each share.

B. Supervisory Board

Article 10

(1) The Supervisory Board shall consist of 20 members, 10 of whom shall be elected by the shareholders and 10 by the employees.

(2) Their term of office shall end on the date of the ordinary General Meeting which resolves whether to approve the actions of the Supervisory Board during the fourth business year after the commencement of their term of office, not counting the business year in which the term commences. When electing members to represent the shareholders, the General Meeting may decide that their term of office shall be shorter.

(3) The members and substitute members of the Supervisory Board may resign from the Board at any time by giving written notification to the Board of Management.

Article 11

Should a member of the Supervisory Board not serve his or her full term of office and not be replaced by a substitute member, a new member shall be elected only for the remainder of the term of office of such member.

Article 12

The Supervisory Board shall elect a Chairman and one or more Deputy Chairmen from amongst its members for the duration of their term of office on the Supervisory Board.

Article 13

Once the Chairman of the Supervisory Board has been elected, a meeting of the Supervisory Board shall be quorate if all its members have been invited to the meeting or called upon to vote and if 10 members including the Chairman or alternatively 15 members participate in the vote.

Article 14

The Supervisory Board shall be empowered to make amendments to the Articles of Association, provided that such amendments affect only the formulation.

Article 15

(1) Each member of the Supervisory Board shall receive an annual remuneration of 45,000 euros. The Chairman of the Supervisory Board shall be entitled to twice, and each of the Deputy Chairmen to one-and-a-half times, this remuneration.

(2) In addition, each member of the Supervisory Board shall receive result-related annual remuneration. This shall amount to 4,500 euros for each full euro by which earnings per share exceed 4 euros, but to a maximum of 36,000 euros. The Chairman of the Supervisory Board shall be entitled to twice, and the Deputy Chairman to one-and-a-half times, this remuneration. The basis for calculating the result-related remuneration shall be the undiluted earnings per share from continuing operations, as shown in the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), with the proviso that ordinary shares bought back by the Company be taken into account in the same way as the ordinary shares in circulation.

(3) Each member of a committee shall receive an additional amount equivalent to 25%, and the chairman of a committee an additional amount equivalent to 50%, of the remuneration provided for under paragraph 1 sentence 1. This shall not apply to the chairman and members of the Conference Committee set up in accordance with Section 27 para. 3 of the German Co-Determination Act.

(4) The members of the Audit Committee shall receive an attendance fee of 2,000 euros for each meeting of the Committee they attend which does not take place on the same day as a Supervisory Board meeting.

(5) The total annual remuneration of members of the Supervisory Board in accordance with paragraphs 1 to 4 shall be limited to two-and-a-half times the amount payable under paragraph 1.

(6) The Company shall reimburse the members of the Supervisory Board for their expenses and for turnover taxes.

(7) Supervisory Board members who have only served on the Supervisory Board or one of its committees for part of the business year shall be remunerated on a pro rata basis.

(8) This provision shall apply for the first time to the remuneration payable for the business year 2005.

C. Board of Management

Article 16

The Board of Management shall consist of at least two persons; if there are to be more than two, the Supervisory Board shall decide how many members the Board of Management is to have.

Article 17

Any two members of the Board of Management, or one member jointly with an employee vested with full commercial power of attorney, shall be entitled to represent the Company. The Supervisory Board may, however, authorise any individual member of the Board of Management to represent the Company alone.

Articles of Association 05/2005

Section IV Balance sheet, appropriation of profits

Article 18

The business year shall be the calendar year.

Article 19

When the Board of Management and the Supervisory Board are adopting the annual accounts, they may transfer more than half the profit for the year to the other revenue reserves, up to an amount equivalent to half the share capital.

Article 20

The balance sheet profit shall be at the disposal of the General Meeting, which shall determine the dividend to be paid to the shareholders. The General Meeting may decide that the distribution may be a dividend in kind instead of, or in addition to, a cash dividend.

This version contains all amendments to the Articles of Association that have become effective by May 2005.

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

(Munich Reinsurance Company
Joint-Stock Company in Munich)

Königinstrasse 107, 80802 München, Germany
E-mail: info@munichre.com
http://www.munichre.com

Münchener Rück
Munich Re Group

>> Home >> Investor-Relations >> Corporate Governance

November 2005

Munich Re Board of Management and Supervisory Board declaration of compliance in accordance with Section 161 of the German Stock Companies Act

Between the last declaration of compliance in December 2004 and 20 July 2005, Munich Re fulfilled the recommendations of the Government Commission's German Code of Corporate Governance in the version of 21 May 2003, with the exception stated below. Since 21 July 2005, Munich Re has fulfilled the recommendations of the Government Commission's German Code of Corporate Governance in the version of 2 June 2005 (published on 20 July 2005) and will continue to fulfil these recommendations, with the exception stated below:

- Item 4.2.4 sentence 2
  - For the business year 2004, the remuneration of the members of Munich Re's Board of Management was shown in detail for the whole Board in the notes to the consolidated financial statements, broken down according to fixed compensation, performance-related components and components with long-term incentive effect, although not individualised as recommended by the German Code of Corporate Governance. For the business year 2005, too, the Board of Management's remuneration will be published in detail for the whole Board but not individualised."

Munich, November 2005

GERMAN COMMISSION CODE OF CORPORATE GOVERNANCE

Dividend Notice 2005

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München

— ISIN DE0008430026 (WKN 843 002) —

Dividend Notice

The Annual General Meeting of Shareholders on 28 April 2005 voted for a dividend of €2.00 per share to be paid on each share entitled to dividend.

Payment of the dividend, which will be subject to deduction of 20% German withholding tax and 5.5% solidarity surcharge on the tax withheld (a total of 21.1%), will be made as from 29 April 2005 as follows:

- For registered shares held in joint custody in the German giro transfer system, the dividend will be paid via Clearstream Banking AG, Frankfurt, to the shareholders' banks, which will credit the relevant amounts to the shareholders' accounts.
- Payment for shares still held in certificated form will be made against submission of Dividend Coupon No. 8 to one of the following paying agents:

Dresdner Bank AG
Bayerische Hypo- und Vereinsbank AG
BHF-BANK AG
Commerzbank AG
Deutsche Bank AG
Goldman Sachs & Co. oHG
B. Metzler seel. Sohn & Co. KGaA
Morgan Stanley Bank AG
UBS Warburg AG

or one of their branches,

or — in Switzerland — UBS AG, Basel and Zurich.

Shareholders subject to taxation in Germany can offset the tax withheld against assessed tax in their assessment for German income tax or corporation tax. The solidarity surcharge withheld can be offset against the assessed solidarity surcharge. No

imputation tax credit is involved in the dividend payment.

Withholding tax and solidarity surcharge will not be withheld in the case of shareholders liable to German taxation who have given their bank a "Nichtveranlagungsbescheinigung" (certificate from the German tax authorities that they are not subject to an assessment procedure). The same applies to such shareholders who have submitted a "Freistellungsauftrag" (German application for exemption from withholding tax).

For shareholders subject to tax assessment in Germany, the dividend will be taxable in accordance with the provisions of German corporation and income tax law (half-income method).

Munich, April 2005

The Board of Management

Münchener Rück
Munich Re Group

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München

– ISIN DE0008430026 (WKN 843 002) –

Dividend notice

The Annual General Meeting of Shareholders on 19 April 2006 voted for a dividend of €3.10 per share to be paid on each share entitled to dividend.

Payment of the dividend, which will be subject to deduction of 20% German withholding tax and 5.5% solidarity surcharge on the tax withheld (a total of 21.1%), will be made as from 20 April 2006 as follows:

- For registered shares held in joint custody in the German giro transfer system, the dividend will be paid via Clearstream Banking AG, Frankfurt, to the shareholders' banks, which will credit the relevant amounts to the shareholders' accounts.

- Payment for shares still held in certificated form will be made against submission of Dividend Coupon No. 9 to the following paying agent:

  Bayerische Hypo- und Vereinsbank AG
  with all of its branches

Shareholders subject to taxation in Germany can offset the tax withheld against assessed tax in their assessment for German income tax or corporation tax. The solidarity surcharge withheld can be offset against the assessed solidarity surcharge. No imputation tax credit is involved in the dividend payment.

Withholding tax and solidarity surcharge will not be withheld in the case of shareholders liable to German taxation who have given their bank a "Nichtveranlagungsbescheinigung" (certificate from the German tax authorities that they are not subject to an assessment procedure). The same applies to such shareholders who have submitted a "Freistellungsauftrag" (German application for exemption from withholding tax).

For shareholders subject to tax assessment in Germany, the dividend will be taxable in accordance with the provisions of German corporation and income tax law (half-income method).

In accordance with Section 37 of the German Corporation Tax Act, the amount by which corporation tax is diminished is €0.0709 per share.

Munich, April 2006

The Board of Management

Notice Annual General Meeting 2005 .... see 10
(package of printed matters)

Notice Annual General Meeting 2006 .... see 10
(package of printed matters)

Münchener Rück
Munich Re Group

>> Home >> Investor-Relations

21. January 2005

Munich Re Group: Consolidated profit for the year 2004

in a range between Euro 1.7bn and Euro 1.9bn after special writedowns by HVB Group – subject to the proviso that work on the financial statements is ongoing

The HVB Group has informed us today that among other things it intends to make special writedowns of Euro 2.5bn in its annual financial statements for 2004.

Given that HVB is an associated company of the Munich Re Group, our figures are also affected. Essentially, our expenditure results from our share of 18.34% in HVB's equity capital. The amount to be included in our consolidated annual financial statements for 2004 cannot be precisely quantified yet from the information available at this time.

Work on the Munich Re Group annual financial statements for 2004 is currently ongoing. Subject to this proviso, we now anticipate that, on the basis of the figures published in November for the first three quarters and of subsequent developments, the consolidated profit for the year is expected to be within a range of Euro 1.7bn to Euro 1.9bn.

Munich, 21 January 2005
Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107
80802 München
Germany

Disclaimers:
This announcement contains and refers to statements relating to the future. Such forward-looking statements are based on current expectations, estimates, forecasts and prognoses as well as assessments and assumptions of the

management of Munich Reinsurance Company. Such statements contain in particular comments regarding plans, strategies and outlooks. Words such as "expect" and similar expressions characterise such forward-looking statements. These statements are no guarantee that results will actually materialise in the future and they are subject to risks, uncertainties, and assumptions that are difficult to foresee. Therefore, actual consequences and results could deviate substantially from those anticipated in these forward-looking statements.

15 February 2005

Munich Re Group

Result for 2004 of approximately EUR 1.8bn / Proposed dividend of EUR 2.00 (previous year: EUR 1.25) ERGO back in the profit zone / American Re's result down on previous year

The very positive result for 2004 now taking concrete shape for the Munich Re Group confirms its most recent forecasts: a profit for the year of approximately EUR 1.8bn is expected (previous year: – EUR 0.4bn). This result is largely due to the good performance of the reinsurance business. A positive contribution also came from the ERGO Insurance Group which, with a result for the year of EUR 202m (previous year: – EUR 1,431m), made a striking return to the profit zone. By contrast, American Re's profit for the year dropped to USD 103m (263m), owing to high claims costs from the autumn cyclones and reserve strengthening totalling USD 482m (previous year: USD 368m).

Given the good development of the Group's result, the Board of Management will propose to the Supervisory Board and the AGM that the Company pay an increased dividend of EUR 2.00 (1.25) for its 125th year of business. This is naturally subject to the proviso that the Supervisory Board's examination of the company and consolidated financial statements does not give rise to any changes.

Further details of Munich Re's company and consolidated financial statements will be announced at its balance sheet press conference on 15 March 2005.

Munich, 15 February 2005
Münchener Rückversicherungs–Gesellschaft
Aktiengesellschaft in München
Königinstraße 107
80802 München

Disclaimer
This announcement contains and refers to statements relating to the future. Such forward-looking statements are based on current expectations, estimates, forecasts and prognoses as well as assessments and assumptions of the management of Munich Reinsurance Company. Such statements contain in particular comments regarding plans, strategies and outlooks. Words such as "expect" and similar expressions characterise such forward-looking statements. These statements are no guarantee that results will actually materialise in the future and they are subject to risks, uncertainties, and assumptions that are difficult to foresee. Therefore, actual consequences and results could deviate substantially from those anticipated in these forward-looking statements.

19 July 2005

Munich Re Group / American Re

Increased expenditure of Euro 0.4bn for the Munich Re Group due to high reserve strengthening of US subsidiary / Group's profit target for 2005 confirmed nevertheless

The Munich Re Group's result for the second quarter will be reduced by Euro 0.4bn. The starting point: American Re has increased its reserves mainly for the accident years 1997 to mid-2002 by US-Dollar 1.6bn (after deduction of relief from extra-Group retrocessions). The impact of this additional expenditure will only be partially felt at Group level, where general provision had already been made for long-tail losses.

The Group's envisaged target of 12% return on equity after tax for the business year 2005 still stands, says Nikolaus von Bomhard, Chairman of Munich Re's Board of Management.

Reserve strengthening at American Re

As reported by Munich Re on various occasions, over the past few weeks American Re has carried out an in-depth review of its losses not yet settled. The outcome was subsequently checked by Munich Re specialists and the international auditing firm KPMG. With effect from the second quarter of 2005, American Re is consequently adding a total of US-Dollar 1.6bn to its reserves after deduction of relief from extra-Group retrocessions. This allocation is particularly for losses from liability and workers' compensation business incurred between 1997 and mid-2002 and for asbestos and environmental claims, mainly from liability covers written decades ago. With its reserve strengthening, American Re is taking prompt account of current developments in its clients' loss reporting; at the same time, it is applying a particularly prudent approach to determining reserves for losses that have been incurred but not yet reported.

Capital strengthening and improved retrocession cover for American Re

To counter the reduction in American Re's equity capital resulting from the reserve strengthening, Munich Re Group will finance a capital increase to underpin its US subsidiary's competitive position. Munich Reinsurance Company will make a capital injection of around US-Dollar 1.1bn from existing resources, thus increasing American Re's equity capital to a total of US-Dollar 3bn. Besides this, internal Group financing of US-Dollar 1.6bn for two intermediate holding companies will be converted into equity capital. For the purposes of efficient capital management, the parent company will continue to provide retrocession cover, which will be expanded for active business and extended to reserves for losses from the accident years prior to 2002, so that the opportunities and risks from the run-off of the reserves are raised to the top Group level. These measures are subject to routine approval — where applicable — from the responsible supervisory authorities.

The relevant figures for the Munich Re Group in detail

There will be the following effects on the Group's result:

Expenses for strengthening reserves for American Re

for own account as per US GAAP	US-Dollar 1.43bn
+ Munich Reinsurance Company's share of retrocessions	US-Dollar 0.20bn
= Subtotal for American Re and Munich Reinsurance Company	US-Dollar 1.63bn
or in balance sheet currency (exchange rate US-Dollar/Euro1.2588)	Euro 1.29bn
— Already covered by long-tail provisions at Group level	Euro 0.90bn
= Net Group expenses before tax	Euro 0.39bn

In relation to expected earned premiums for own account in non-life reinsurance, the Group's expenses amount to around 2.7 percentage points for the whole of 2005 and 10.7 percentage points for the second quarter. The extent of any tax effects will only be definitively ascertained in the course of accounting operations for the second quarter financial statements. Munich Re will report on this issue further when it publishes its half-year figures, as announced, on 4 August.

Munich, 19 July 2005

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107

80802 München
Deutschland

Disclaimer:
This announcement contains and refers to statements relating to the future. Such forward-looking statements are based on current expectations, estimates, forecasts and prognoses as well as assessments and assumptions of the management of Munich Reinsurance Company. Such statements contain in particular comments regarding plans, strategies and outlooks. Words such as "expect" and similar expressions characterise such forward-looking statements. These statements are no guarantee that results will actually materialise in the future and they are subject to risks, uncertainties, and assumptions that are difficult to foresee. Therefore, actual consequences and results could deviate substantially from those anticipated in these forward-looking statements.

Münchener Rück
Munich Re Group
>> Home >> Investor-Relations

28 September 2005

Munich Re updates loss estimate for Hurricane Katrina

Munich Re updates loss estimate for Hurricane Katrina: Possible loss burden for the Group of around EUR 1.1bn gross or approximately EUR 500m after retrocessions and taxes / First estimate for Hurricane Rita

As the full extent of the devastation caused by Hurricane Rita has gradually emerged and Munich Re experts have concluded and evaluated their loss inspection of the hurricane-affected region, the Company is now revising its original estimate on the scale of losses. Munich Re currently estimates the overall market loss at up to USD 30bn. This figure does not include the flood and storm-surge losses covered under the National Flood Insurance Program (NFIP). However, there are still significant uncertainties regarding the loss burden for the insurance industry, not least due to highly complex questions regarding the actual extent to which losses are covered by insurance. It therefore cannot be ruled out that the insured market loss could exceed USD 30bn.

On the basis of a market-loss scenario of up to USD 30bn, the loss burden for the Munich Re Group could be in the region of EUR 1.1bn gross or around EUR 500m after retrocessions and taxes. A higher insured market loss in the region of USD 60bn could produce a gross loss burden of around EUR 1.3bn and a net burden (after retrocessions and taxes) of a just under EUR 650m.

Katrina was followed by Rita, another severe hurricane on the US Gulf Coast. According to initial calculations based on an assumed market loss of USD 5bn to 10bn, the loss burden for the Munich Re Group could be around EUR 230m gross and around EUR 150m after retrocessions and taxes.

This year's natural hazard events have thus already

clearly exceeded the loss forecasts for the first nine months of the year. The Board of Management is nevertheless optimistic of achieving the result target of 12% return on equity if the acquisition of HVB by UniCredit is completed in 2005. As always, this statement is subject to the proviso that in the remaining three months of the business year there are no exceptional developments with regard to major losses or on the capital market.

Munich, 28 September 2005

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107
80802 München
Deutschland

Disclaimer:
This announcement contains and refers to statements relating to the future. Such forward-looking statements are based on current expectations, estimates, forecasts and prognoses as well as assessments and assumptions of the management of Munich Reinsurance Company. Such statements contain in particular comments regarding plans, strategies and outlooks. Words such as "expect" and similar expressions characterise such forward-looking statements. These statements are no guarantee that results will actually materialise in the future and they are subject to risks, uncertainties, and assumptions that are difficult to foresee. Therefore, actual consequences and results could deviate substantially from those anticipated in these forward-looking statements.

Münchener Rück
Munich Re Group >> Home >> Investor-Relations

29 December 2005

Munich Re can still achieve its result target for 2005

Estimates for hurricane losses updated / Munich Re can still achieve its result target for 2005, despite large volume of delayed claims notifications for Katrina, and aims to increase its dividend by 55% to EUR 3.10.

The 2005 hurricane season (including the storms Dennis, Emily, Katrina and Rita in the 3rd quarter and Wilma in the 4th quarter) involved exceptionally heavy losses. These have also hit Munich Re harder than previously foreseeable. Following the receipt of further claims notifications from clients and reports from loss adjusters since the middle of the 4th quarter, the Group now anticipates that its total burden from the hurricanes will amount to almost EUR 2.3bn after retrocession: of this, Wilma accounts for EUR 330m, Rita for over EUR 250m and Katrina for EUR 1.6bn. The impact of these storms on the consolidated result after tax is nearly EUR 1.5bn (in the ad-hoc announcement of 28 September 2005, prior to Wilma, the estimate of the net burden after retrocession and tax was around EUR 650m for Hurricanes Katrina and Rita).

Despite record losses from this series of natural catastrophes, the Munich Re Group can still achieve its result target for the year, not least due to substantial capital gains from measures taken for further derisking in its investments. The exchange of HVB shares into UniCredit stock produced a net gain of around EUR 1.15bn. In addition, the results of the Group's basic reinsurance business have been good and its primary insurers have continued to build on their positive development.

The markedly improved overall result for the year would enable the Company to pay a higher dividend. Therefore, the Board of Management intends to propose to the Supervisory Board and the AGM that an increased dividend of EUR 3.10

per share be paid, EUR 1.10 more than for 2004.

For further details, please refer to the press release.

Munich, 29 December 2005

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107
80802 München
Deutschland

Disclaimer:
This announcement contains and refers to statements relating to the future. Such forward-looking statements are based on current expectations, estimates, forecasts and prognoses as well as assessments and assumptions of the management of Munich Reinsurance Company. Such statements contain in particular comments regarding plans, strategies and outlooks. Words such as "expect" and similar expressions characterise such forward-looking statements. These statements are no guarantee that results will actually materialise in the future and they are subject to risks, uncertainties, and assumptions that are difficult to foresee. Therefore, actual consequences and results could deviate substantially from those anticipated in these forward-looking statements.

Münchner Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

Disclosure in accordance with Section 25, (1) of the German Securities Trading Act (*Gesetz über den Wertpapierhandel/ Wertpapierhandelsgesetz* – „WpHG“)

Allianz Aktiengesellschaft, Munich, notified us according to Section 21, (1), WpHG in connection with Section 24, WpHG that the percentage of voting rights of 6. FraMü Beteiligungsgesellschaft mbH, Jürgen-Ponto-Platz 1, 60301 Frankfurt/Main, Germany, in our company has fallen below 5 percent by virtue of an intragroup transfer of shares on February 10, 2005 and is now 2.34 percent.

In addition, Allianz Aktiengesellschaft, Munich, disclosed that the percentage of voting rights of Dresdner Bank Aktiengesellschaft, Jürgen-Ponto-Platz 1, 60301 Frankfurt/Main, Germany, in our company has fallen below 5 percent on February 10, 2005 and is now 2.34 percent. These voting rights have to be attributed to Dresdner Bank Aktiengesellschaft according to Section 22, (1), Sentence 1, no. 1, WpHG.

The percentage of voting rights of Allianz Finanzbeteiligungs GmbH, Königinstrasse 28, 80802 Munich, Germany, in our company has fallen below 5 percent on February 10, 2005 and is now 2.34 percent. These voting rights have to be attributed to Allianz Finanzbeteiligungs GmbH according to Section 22, (1), Sentence 1, no. 1, WpHG.

In addition, Allianz Aktiengesellschaft, Munich, disclosed that its percentage of voting rights in our company has not changed in a way that would cause a disclosure obligation.

Munich, February 16, 2005
Board of Management

Münchner Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

Disclosure in accordance with Section 25, (1) of the German Securities Trading Act (*Gesetz über den Wertpapierhandel/ Wertpapierhandelsgesetz* – „WpHG")

Allianz Aktiengesellschaft, Munich, notified us according to Section 21, (1), WpHG in connection with Section 24, WpHG that the percentage of voting rights of AZ-Arges Vermögensverwaltungsgesellschaft mbH, Königinstrasse 28, 80802 Munich, Germany, in our company exceeded 5 percent by virtue of an intragroup transfer of shares on September 26, 2005 and is now 7.06 percent.

In addition, Allianz Aktiengesellschaft disclosed that its percentage of voting rights in our company has not changed in a way that would cause a disclosure obligation.

Munich, September 30, 2005
Board of Management

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

Disclosure in accordance with Section 25, (1) of the German Securities Trading Act (*Gesetz über den Wertpapierhandel/ Wertpapierhandelsgesetz* – „WpHG")

UniCredito Italiano S.p.A., Genova (Italy), notified us according to Sections 21, (1), 22, (1), Sentence 1, no. 1, no. 6, WpHG that its percentage of voting rights in our company exceeded 5 percent on November 17, 2005, and is now 7.90 percent.

Thereof, UniCredito Italiano S.p.A. have to be attributed 7.89 percent of the voting rights according to Section 22, (1), Sentence 1, no. 1, WpHG; 0.01 percent of the voting rights have to be attributed to UniCredito Italiano S.p.A. according to Section 22, (1), Sentence 1, no. 6, WpHG. Directly, UniCredito Italiano S.p.A. does not hold any voting rights.

Munich, November 26, 2005
Board of Management

Münchner Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

Disclosure in accordance with Section 25, (1) of the German Securities Trading Act (*Gesetz über den Wertpapierhandel/ Wertpapierhandelsgesetz* – „WpHG")

1. UniCredito Italiano S.p.A., Genova (Italy) notified us according to Sections 21, (1), 22, (1), Sentence 1, no. 1, no. 6, WpHG that its percentage of voting rights in our company has fallen below 5 percent on December 9, 2005 and is now 4.8920 percent.

   Thereof, UniCredito Italiano S.p.A. have to be attributed 4.8913 percent of the voting rights according to Section 22, (1), Sentence 1, no. 1, WpHG and 0.0007 percent of the voting rights have to be attributed according to Section 22, (1), Sentence 1, no. 6, WpHG. Directly, UniCredito Italiano S.p.A. does not hold any voting rights.

2. At the same time, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, notified us according to Sections 21, (1), 22, (1), Sentence 1, no. 1, no. 6, WpHG that its percentage of voting rights in our company has fallen below 5 percent on December 9, 2005 and is now 4.8879 percent.

   Thereof, Bayerische Hypo- und Vereinsbank Aktiengesellschaft have to be attributed 0.0087 percent of the voting rights according to Section 22, (1), Sentence 1, no. 1, WpHG and 0.0007 percent of the voting rights have to be attributed according to Section 22, (1), Sentence 1, no. 6, WpHG. Directly, Bayerische Hypo- und Vereinsbank Aktiengesellschaft holds 4.8785 percent of voting rights.

Munich, December 15, 2005
Board of Management

Münchener Rück
Munich Re Group

>> Home >> Investor-Relations >> Our Shares

Annual document pursuant to Section 10 para. 1 of the German Securities Prospectus Act (WpPG)

Ad-hoc Announcements (§ 15 WpHG)

>> Ad-hoc report as at 29 December 2005: Munich Re can still achieve its result target for 2005

>> Ad-hoc report as at 28 Septemper 2005: Munich Re updates loss estimate for Hurricane Katrina

>> Ad-hoc report as at 19 July 2005: Increased expenditure of Euro 0.4bn for the Munich Re Group due to high reserve strengthening of US subsidiary / Group's profit target for 2005 confirmed nevertheless

>> Ad-hoc report as at 15 February 2005: Result for 2004 of approximately EUR 1.8bn / Proposed dividend of EUR 2.00 (previous year: EUR 1.25). ERGO back in the profit zone / American Re's result down on previous year

>> Ad-hoc report as at 21 January 2005: Münchener-Rück-Gruppe: Korridor für Jahresergebnis 2004 1,7 bis 1,9 Mrd. Euro nach Sonderwertberichtigung bei der HVB Group – vorbehaltlich der laufenden Abschlussarbeiten

Information published in accordance with Section 25 of the German Securities Trading Act

>> Announcement of 15 December 2005 (UniCredit/HypoVereinsbank) (PDF, german, 20 KB)

>> Announcement of 26 November 2005 (UniCredit) (PDF, german, 20 KB)

>> Announcement of 30 September 2005 (Allianz AG) (PDF, german, 20 KB)

>> Announcement of 16 February 2005 (Allianz AG) (PDF, german, 41 KB)

Annual and interim reports

>> Quarterly Report 3/2005

>> Quarterly Report 2/2005

>> Quarterly Report 1/2005

>> Munich Re Group Annual Report 2004

ANNUAL DOCUMENT

In accordance with the rules laid down in Section 10 para. 1 of the German Securities Prospectus Act, the information listed on the right was published or made available to the public in the business year ended 2005.

We wish to point out that the published information may contain some information that is no longer up to date.

>> Annual Report Company 2004

>> Munich Re Group Short Annual Report 2004

>> Shareholdings 31 December 2004 (PDF, 161 KB, german)

Information published in accordance with Section 63 of the German Stock Exchange Admission Regulation (BörsZulVO)

>> Dividend Notice 2005

>> Invitation to the AGM 28 April 2005 (PDF, 114 KB)

Group calendar for 2005

>> Past dates

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 11 January 2005

Megacities extremely vulnerable to natural perils, technological risks, terrorism and environmental hazards / More risk awareness and greater transparency urgently needed with regard to hazard exposure / Munich Re presents its views at the UN's World Conference on Disaster Reduction

Megacities, i.e. conurbations with ten million or more inhabitants, are exposed not only to natural hazards but also and above all to technological risks, environmental hazards, and terrorist attacks. Such agglomerations are highly complex major risks, which present the inhabitants, politicians and the insurance industry with huge challenges. Munich Re therefore calls for more risk awareness and prevention from all concerned. Greater transparency in terms of loss potentials and liabilities is a further prerequisite for insurability because major losses cannot be ruled out even if prevention is optimised.

Stefan Heyd, whose responsibilities on Munich Re's Board of Management include corporate underwriting: "Megacities are exposed to all the classic risks, but their exposure and vulnerability are disproportionate. They create risks of new dimensions — megarisks. Conurbations in coastal areas could be threatened by tsunamis, for example, whilst Tokyo and Miami are instances of megacities in areas with major earthquake and hurricane exposures respectively. Future decisions on the sites to be chosen for development must take new findings into account. A concentrated effort must be made to improve risk prevention and control. The losses that may be caused by natural hazards, technological risks, terrorism and even epidemics must be identified and modelled in advance. This is the only way to ensure that the enormous range of megacity risks can be insured on a sustainable basis."

Megacities — Megarisks

Conurbations are exposed to a wide variety of hazards, the first of these being natural hazards, weather and climate risks. The heat island effect of large cities amplifies the impact of global climate change. Peter Höppe, new head of Munich Re's Geo Risks Research Department: "In the unusual European summer heatwave of 2003, for example, the number

of people who died in cities was vastly disproportionate to the population as a whole, and this despite the generally greater availability of healthcare services in urban areas."

Second, conurbations are at risk particularly in connection with accidents in the industrial sector and road, rail or air traffic accidents. Epidemics are a further threat, not least because of the relatively crowded conditions of human life in conurbations.

Examples of major loss events in conurbations

In 1906 an earthquake reduced San Francisco to ash and rubble. 3,000 lives were lost in collapsed buildings and the subsequent fires. Measured in terms of business volume, this loss occurrence remains even today the greatest loss Munich Re has ever incurred from a single catastrophe, costing almost 15% of its premium volume at that time.

The largest technological accident in human history occurred in 1984 when a highly toxic gas leaked from an industrial plant in the Indian conurbation of Bhopal. As a consequence, 20,000 people have since died and untold numbers are still suffering from after-effects.

Further risks that are very difficult to assess in megacities are those deriving from the large and complex public utility networks. When explosive substances spread through the sewers in Guadalajara (Mexico) in 1994, whole streets were soon blown up. A further problem in megacities is air pollution due to ozone or dust and soot particles. A study has shown that in Bangkok 1,400 deaths are attributable each year to dust exposure. Since the attack on the WTC towers there has been a widespread awareness of the threat from terrorist attacks.

Natural hazard risk index and geocoding make risks more transparent

These examples demonstrate the need for modern tools of risk prevention and control. Owing to the increasing concentration of people and values in conurbations, it is necessary to identify the dangers to which the population is exposed and at the same time to analysis the effects on life, health and disability insurance. In the property insurance sector, enhanced risk awareness has had a very stimulating effect on demand, especially in connection with major risks. Particularly in this respect, therefore, it is necessary to strive for greater transparency regarding the hazards involved. To this end, Munich Re makes use of two future-oriented tools with a view to establishing or maintaining insurability: firstly, the natural hazard risk index for megacities developed by Munich Re (see attachment), which makes it possible to assess the potential extent of loss in a megacity as a whole and to compare megacities in this respect; secondly, geocoding, which allows a pin-pointed record of insured risks and loss accumulations.

Munich Re at the UN's World Conference on Disaster Reduction

The earthquake that directly hit the Japanese megacity of Kobe on 17 January 1995 with a magnitude of 7 on the Richter Scale claimed the lives of far more than 6,000 people. With economic losses of over US$ 100bn, it is still the most expensive natural catastrophe ever. At US$ 3bn, the burden on the insurance industry was much lower.

Ten years after this occurrence, from 18 to 22 January 2005, Kobe will host the World Conference on Disaster Reduction initiated by the United Nations. Munich Re speakers will present their knowledge of the scientific and technological aspects of the various risks connected with megacities and analyse the respective insurance issues.

New publication on megacities

Munich Re's new publication entitled "Megacities — Megarisks: Trends and challenges for insurance and risk management" is now available online at www.munichre.com. In this brochure, Munich Re authors take an in-depth look at the risks from the insurance perspective and discuss insurance solutions with a view, for example, to the expected increase in demand for insurance coverage.

Note for editorial departments:
In case of enquiries, please contact Florian Wöst on +49 (0) 89/38 91-94 01, who will put you in touch with Prof. Peter Höppe and Dr. Anselm Smolka when questions of a specifically scientific nature are involved.

Munich, 11 January 2005

Münchener Rückversicherungs-Gesellschaft
signed Heyd signed Küppers

Münchener Rück
Munich Re Group

>> Home >> Investor-Relations

21. January 2005

Munich Re Group: Consolidated profit for the year 2004

in a range between Euro 1.7bn and Euro 1.9bn after special writedowns by HVB Group – subject to the proviso that work on the financial statements is ongoing

The HVB Group has informed us today that among other things it intends to make special writedowns of Euro 2.5bn in its annual financial statements for 2004.

Given that HVB is an associated company of the Munich Re Group, our figures are also affected. Essentially, our expenditure results from our share of 18.34% in HVB's equity capital. The amount to be included in our consolidated annual financial statements for 2004 cannot be precisely quantified yet from the information available at this time.

Work on the Munich Re Group annual financial statements for 2004 is currently ongoing. Subject to this proviso, we now anticipate that, on the basis of the figures published in November for the first three quarters and of subsequent developments, the consolidated profit for the year is expected to be within a range of Euro 1.7bn to Euro 1.9bn.

Munich, 21 January 2005
Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107
80802 München
Germany

Disclaimers:
This announcement contains and refers to statements relating to the future. Such forward-looking statements are based on current expectations, estimates, forecasts and prognoses as well as assessments and assumptions of the

management of Munich Reinsurance Company. Such statements contain in particular comments regarding plans, strategies and outlooks. Words such as "expect" and similar expressions characterise such forward-looking statements. These statements are no guarantee that results will actually materialise in the future and they are subject to risks, uncertainties, and assumptions that are difficult to foresee. Therefore, actual consequences and results could deviate substantially from those anticipated in these forward-looking statements.

Münchener Rück
Munich Re Group
>> Home >> Investor-Relations

15 February 2005

Munich Re Group

Result for 2004 of approximately EUR 1.8bn / Proposed dividend of EUR 2.00 (previous year: EUR 1.25) ERGO back in the profit zone / American Re's result down on previous year

The very positive result for 2004 now taking concrete shape for the Munich Re Group confirms its most recent forecasts: a profit for the year of approximately EUR 1.8bn is expected (previous year: – EUR 0.4bn). This result is largely due to the good performance of the reinsurance business. A positive contribution also came from the ERGO Insurance Group which, with a result for the year of EUR 202m (previous year: – EUR 1,431m), made a striking return to the profit zone. By contrast, American Re's profit for the year dropped to USD 103m (263m), owing to high claims costs from the autumn cyclones and reserve strengthening totalling USD 482m (previous year: USD 368m).

Given the good development of the Group's result, the Board of Management will propose to the Supervisory Board and the AGM that the Company pay an increased dividend of EUR 2.00 (1.25) for its 125th year of business. This is naturally subject to the proviso that the Supervisory Board's examination of the company and consolidated financial statements does not give rise to any changes.

Further details of Munich Re's company and consolidated financial statements will be announced at its balance sheet press conference on 15 March 2005.

Munich, 15 February 2005
Münchener Rückversicherungs–Gesellschaft
Aktiengesellschaft in München
Königinstraße 107
80802 München

Disclaimer

This announcement contains and refers to statements relating to the future. Such forward-looking statements are based on current expectations, estimates, forecasts and prognoses as well as assessments and assumptions of the management of Munich Reinsurance Company. Such statements contain in particular comments regarding plans, strategies and outlooks. Words such as "expect" and similar expressions characterise such forward-looking statements. These statements are no guarantee that results will actually materialise in the future and they are subject to risks, uncertainties, and assumptions that are difficult to foresee. Therefore, actual consequences and results could deviate substantially from those anticipated in these forward-looking statements.

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 24 February 2005

Extensive Munich Re study: "Topics Geo – Annual Review: Natural Catastrophes 2004"

2004 was marked by dramatic events as a result of earthquakes and tropical cyclones. There were also exceptional natural hazard events in areas that are otherwise seldom affected. The insurance industry sustained record losses. The tsunami event claimed the lives of over 170,000 people, more than 100,000 are still missing, and over a million are homeless.

Munich Re's new study "Topics Geo – Annual Review: Natural Catastrophes 2004" (available for download from today at www.munichre.com) presents a detailed description of the tsunami disaster, which is a further emphatic – and dramatic – demonstration of the threat posed by natural catastrophes. What are the consequences that must be taken in response to this event?

Tsunami catastrophe in South Asia: Education, prevention, insurance solutions

According to official sources, the catastrophe triggered by a magnitude 9.0 earthquake claimed the lives of over 170,000 but, in view of the large numbers of people still missing, there are fears that the figure will exceed 250,000. Hundreds of thousands were injured. The people that suffered most were the local populations along the several thousand kilometres of coast in South Asia and Africa.
Current estimates put the overall economic loss at over US$ 10bn, the insured loss at approx. US$ 1–2bn, and the Munich Re Group's burden at less than €100m. The Topics Geo study: The **consequences** that ensue for the field of science, politics, and the insurance industry include the following:

- Improving knowledge on how tsunamis are generated and the threat they pose to coastal regions
- Enhancing risk awareness among the population potentially affected and among decision–makers
- Setting up efficient warning systems, not only for the Indian Ocean
- Creating communication structures that facilitate a speedy and appropriate response when the alert is given

- Regulating land use particularly in highly exposed coastal areas
- Reviewing and analysing the covers in all the lines of insurance involved

Losses caused by natural catastrophes in 2004

Throughout the world, natural catastrophes claimed the lives of more than 180,000 people, i.e. more than twice as many as in 2003. At the same time, the number of natural catastrophes analysed was, at 650, no higher than the average of the last ten years. Economic losses totalled US$ 145bn, including insured losses of US$ 44bn, no less than US$ 40bn of which was generated by the destructive hurricanes in the Caribbean and the United States and the typhoons in Japan.

Exceptional events in areas seldom affected / Accumulation of intense cyclones

In terms of the number of natural catastrophes and the losses they generated, 2004 was again dominated by extreme weather events. In addition to the exceptional accumulation of hurricanes and typhoons, there were also cyclones in parts of the Atlantic where they are not typical:

- In March, a hurricane formed off the Brazilian coast for the first time since observations began. This part of the South Atlantic had hitherto been classified as hurricane–free because of the low water temperatures there.
- Another unusual event was Hurricane Alex in August, which on its path northwards gained in intensity far from the Tropics and maintained hurricane force up to a latitude of 42°N (roughly at the latitude of Boston).
- Florida was hit by four hurricanes within just a few weeks. With losses of US$ 30bn in this region alone, 2004 was the most expensive hurricane season ever for the insurance industry.
- Japan was hit by ten tropical cyclones, a record number that was unequalled throughout the previous century.

Prof. Peter Höppe, head of Geo Risks Research at Munich Re: "These events are further evidence that a correlation between global warming and the considerable rise in the number of extreme weather events is becoming increasingly plausible. The insurance industry must adjust the scope and price of its insurance covers to the growing risk. This risk of change must be given even more weight in the models it uses to analyse loss potentials from windstorms and severe weather events."

Note for editorial departments:
In case of enquiries, please contact Florian Wöst on +49 (0) 89/38 91–94 01). Questions of a specifically scientific nature should be addressed to Prof. Peter Höppe on
+49 (0) 89/38 91–52 91 or Dr. Anselm Smolka on +49 (0) 89/38 91–52 94. The printed version of Topics Geo is scheduled to appear at the middle of March.

Munich, 24 February 2005

Münchener Rückversicherungs–Gesellschaft
signed Heyd signed Küppers

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 15 March 2005

Munich Re Group 2004: Profit of €1.833bn / Pleasing combined ratio of 98.9% in reinsurance, despite high natural catastrophe losses / Combined ratio in primary insurance of only 93.0% / Dividend proposal of €2.00 (1.25) per share / Target for anniversary year 2005: 12% return on equity / Innovation offensive to create new earnings potentials

Munich Re earned a profit of over €1.8bn in 2004. "I am more than satisfied with the result of this mixed year. We are well on the way to achieving sustained profitability and thus regaining our former strength", said Nikolaus von Bomhard, Chairman of the Board of Management, when presenting the full results. "I am optimistic for the current year 2005. We were very successful in the renewal of most of our non–life reinsurance business at 1 January. And the new structure that ERGO has adopted will enable our primary insurers to exploit market opportunities even more effectively."

Munich Re's anniversary: 1880–2005

In its 125th year, Munich Re is building on its know–how: "There is no progress without innovation. Our primary task is to identify, understand and evaluate known and, above all, new risks, and to offer future–oriented insurance concepts", said von Bomhard. "Seen as a whole, Munich Re's history is a success story. I am delighted that the anniversary has coincided with one of our best–ever annual results." Munich Re will be expanding its social commitment in its anniversary year. Details will be revealed at a press conference on 8 April.

The business figures for 2004:

All business segments contributed to the **greatly improved result** of €1,833m (previous year: –€434m).

Another satisfying profit in reinsurance

In **reinsurance**, Munich Re's disciplined and selective underwriting paid off. The **positive result stabilised** at a high level of €1.7bn (1.6bn). The combined ratio rose only slightly to 98.9% (96.7%), despite the following adverse effects:

- Natural catastrophes contributed no less than 4.5 percentage points, almost three times as much as in the previous year (1.6) and well above the ten–year average of 3 percentage points. The exceptional series of natural catastrophes in the second half of the year cost Munich Re €713m (hurricanes and typhoons in the 3rd and 4th quarter: €613m; earthquake/tsunami in the 4th quarter: €100m).
- 2.5 percentage points were due to the strengthening of reserves for US business: US$ 180m for asbestos–related claims dating back many years and US$ 302m for losses stemming mainly from other US liability business written prior to 2002.

Premium income in this segment declined – primarily owing to Munich Re's profit–oriented underwriting policy – by 9.7% to €22.4bn (24.8bn), of which 2.8 percentage points were assignable to changes in exchange rates. In **property–casualty reinsurance**, premium income decreased by 17.1% to €14.9bn, partly because of the termination of non–profitable treaties and also as a consequence of exchange–rate fluctuations. Premium income in **life and health reinsurance** grew by 9.7% to €7.5bn.

Primary insurance result well into the black

The **primary insurers** strikingly **returned to the profit zone**, with a result of €261m (–€1,091m). The underwriting business had produced a positive result in 2003; in 2004, with a result of €615m (212m) before amortisation of goodwill, this almost trebled. Premium income in primary insurance fell slightly by 0.6% to €17.5bn. The **combined ratio** in the primary insurance segment, which was not burdened by major losses, amounted to an **outstanding** 93.0% (96.4%).

The ERGO Insurance Group, which writes the bulk of this business segment, earned its cost of capital in 2004 with a profit for the year of €202m, thus already achieving the target that was set for this year. With effect from 1 January 2005, ERGO implemented a new management organisation that will enable it to pursue its business objectives even more rigorously.

The Munich Re Group **life insurers** recorded premium income of €7.8bn, a decline of 2.8% that was mainly attributable to an increase in the number of planned policy expiries and to less new business. The **health insurers** wrote premiums of €4.5bn (–0.2%); adjusted to eliminate the effects of acquisitions and disposals, premium volume rose by 3.6%. As the number one health insurer in Europe, the ERGO Insurance Group pursued its "health enterprise" strategy in 2004 through the acquisition by DKV of a shareholding in the first private health insurer in China and recently through an investment in Spain. Premiums in the especially profitable **property–casualty insurance** sector increased by 2.4% to €5.2bn, with the German market showing growth of 1.8% in 2004. Profit–oriented underwriting and a cost–reduction programme further enhanced the good combined ratio, which has long been better than average.

Improved investment result

Besides the underwriting results in reinsurance and primary insurance business, the overall **investment result improved** substantially in 2004 to €8.0bn (7.1bn). Included in this figure are writedowns on real estate totalling €459m and HVB's special writedown, which had an

impact of €459m. The proportion of investments in equities fell to 13.4% (end of 2003: 14.5%, after hedging in each case). Advantage was taken of the favourable stock market environment to further reduce exposure in the financial services sector, with Munich Re's stake in Allianz being cut from 12.2% to 9.0% and its shareholding in the HVB Group decreasing from 25.7% to 18.4%.

Shareholders' equity rose by €1.3bn in 2004 to €20.2bn. The return on equity – annual result in relation to average shareholders' equity (excluding minority interests) – was 9.4%. The Board of Management and the Supervisory Board will propose at the AGM that an **increased dividend** of €2 per share be paid (€0.75 more than last year), resulting in a total distribution to shareholders of €457m (286m).

Further Munich Re Group key figures for the business year 2004 can be found in the attachment.

Turning risk into value

"The high profit for 2004 shows that we have focused on the right areas. Our work in a turbulent year proved very successful. We intend to continue this work in order to gain more strategic scope to secure lasting success in the future", said von Bomhard. The Munich Re Group has adopted the following programme for the coming years:

- Risks are to be actively diversified. Progressive derisking (reduction of concentration risks) will enhance the quality and mobility of the Group's capital. Earnings potential will be strengthened by extensive accumulation control designed to limit losses per event, and also by efficient asset–liability management.
- With its core–business focus on risk assumption and risk management, Munich Re takes a holistic approach to risks, so that it is immaterial whether the risks stem from reinsurance or primary insurance. The Group unites the two segments in an unparalleled way, giving it opportunities and synergy potentials that competitors cannot realise. Munich Re's aim is to develop new risk fields and to obtain a lead on the competition by occupying these with know–how and products, thus growing profitably as a result of its competitive edge. This growth is to be achieved on the solid basis of unique risk knowledge and technique. In its 125–year history, Munich Re has set standards in the market with its innovations (such as engineering insurance, risk–based rating in life insurance, or its work in geo risks research).
- Optimised methods and tools will enable the Group to steer the selection and assumption of risks dynamically and profitably. Data resources for analysing, managing and controlling the business will be continually improved. Transparent objectives, clear accountability and effective performance incentives are core components of Group management, which are constantly checked for their effectiveness by means of performance reviews.

Return targets for the business year 2005

Munich Re puts **profitability before growth**. In the recent renewals of non–life reinsurance treaties at the turn of the year, its underwriters were able to achieve risk–adequate prices and conditions. Munich Re expects similar success in the forthcoming 2005 renewals in Japan and South Korea, as well as those in sections of the Australian and US markets and in Latin America.

Group premiums for 2005 are expected to total around €38.5bn, with a slight decrease in reinsurance and a moderate increase in primary insurance. In **reinsurance business**, the aim is to **outperform** the **combined ratio** target of **97%**, given normal claims experience,

whilst the objective in **primary insurance** is a combined ratio of **95%**. Altogether, the Munich Re Group is looking to achieve an ambitious **return on equity** of **12%** after tax, based on average Group shareholders' equity (including minority interests).

Disclaimer

This press release contains forward–looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward–looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward–looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (0) 89/38 91–25 04 or Irmgard Joas on +49 (0) 89/38 91–93 92.
The 2004 annual report and the presentation for the balance sheet press conference (at 9.30 a.m. today) can be viewed in German and English at www.munichre.com. The Munich Re Group published initial figures on 15 February 2005.
Historical photos relating to the anniversary can be viewed at www.munichre.com/Press/Image Archive/Historical photos. The press conference on 8 April relating to Munich Re's 125th anniversary begins at 9.00 a.m.
The Company's Annual General Meeting will take place at 10 a.m. on 28 April 2005.

Munich, 15 March 2005

Münchener Rückversicherungs–Gesellschaft
signed von Bomhard signed Küppers

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 28 April 2005

Munich Reinsurance Company's Annual General Meeting Proposals of Supervisory Board and Board of Management adopted by large majority of shareholders / Dividend of €2 per share for 2004, a 60% increase / Business performance in 2005 "on track" / Reinsurance renewals at 1 April positive / Munich Re – 125 years: Anniversary initiatives

1) Optimistic outlook for the business year 2005

"In the business year 2004, we recorded an excellent result of €1.8bn and we intend to continue along this successful path", said Nikolaus von Bomhard, Chairman of Munich Re's Board of Management, in his address to the shareholders. In the year under review, the underwriting result improved by 50% to €3bn in terms of the profit before amortisation of goodwill.

In the anniversary year 2005, the Group is aiming for an ambitious return on equity of 12% after tax. "We are currently on track." This is still the case, despite the fact that the quarter showed a random increase in the costs for major losses compared with the same quarter last year.

The renewal of reinsurance treaties at the beginning of the year had already been successful for Munich Re, and the recent renewals at 1 April in Japan and Korea also met the reinsurers' high expectations. Here, the Group increased its business volume and again improved the profitability of its portfolio at generally stable conditions.

2) Munich Re – 125 years: Turning risk into value

"Risk has been the nucleus of Munich Re's operations for 125 years, representing both opportunity and challenge. Carrying risk is our business and our aim is to turn risk into value", said von Bomhard at the Annual General Meeting. He sees the Group's unique risk knowledge and diversification of business in primary insurance and reinsurance and across

all lines of business as solid foundations for a profitable future.

Innovation and initiative are designed not only to secure Munich Re's economic success, but also to further its social commitment. The new **Munich Re Foundation**, with a capitalisation of €50m, will support people in risk situations through its global project work. It will examine overarching aspects of such topics as water, population development, climate change, disaster prevention and poverty, and work out sustainable solutions for risk management through a networking of knowledge and resources.

On top of this, as part of its anniversary events, Munich Re will be staging an exhibition at the Haus der Kunst entitled "**CHANCE : RISIKO**" from 1 July to 1 November, where visitors will be able to experience that risk is not only a potential hazard but also an opportunity. Guided tours and audioguides will be provided in several languages; the risk magazine accompanying the risk exhibition will be available in German and English. At this year's German National Garden Festival **BUGA 05**, which opened its doors to the public on the same day as Munich Re's AGM in München–Riem, Munich Re is sponsoring one of the "cells" in the twelve–part event garden dealing with the subject of weather change. It will also present its competence in the area of climate change in the "Climate House".

3) Resolutions at the Annual General Meeting

Following the exceptionally good annual profit for 2004, about 4000 shareholders and shareholders' representatives showed their interest in Munich Re by attending the Annual General Meeting. The internet is also gaining importance for the AGM, providing shareholders who could not attend with the chance to follow the whole meeting live. They had the opportunity to change the instructions they had given the proxies nominated by the Company online right up to the beginning of the votes. This year, approximately a quarter of all admission cards were ordered via Munich Re's shareholder portal. By the end of March, some 171,000 shareholders were entered in the shareholders' register, and the free float amounted to 80.6%.

The AGM adopted all the proposals of the Supervisory Board and Board of Management by large majorities.

- It voted for a dividend of €2 per share (previous year: €1.25), which amounts to a 60% rise. This increased the overall amount distributed for the past business year to €457m (2003: €286m).
- The Annual General Meeting authorised the Board of Management, with the approval of the Supervisory Board, to issue convertible bonds and/or bonds with warrants with no definite maturity if and when required, as is now established practice on the capital markets. The previous authorisation was based on maturity periods of up to twenty years. The authorisation scope of €3bn and the required contingent capital of €100m will remain unchanged.
- The new arrangements for remuneration of the Supervisory Board were also adopted. In connection with the corporate governance discussion concerning transparent company management, the demands placed on the activities of Supervisory Board members have increased further. These will be taken into account in the remuneration system applying from the business year 2005 onwards. In addition to an adjustment of the fixed remuneration components, there will be a change in the performance-related component, which from now on will be based on the earnings per share rather than the dividend, as was the case so far.

All voting results are available at www.munichre.com/agm. A new shareholder portal provides shareholders with regularly updated information on the Munich Re Group.

Disclaimer

This press release contains forward–looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward–looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward–looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (0) 89/38 91–25 04 or Irmgard Joas on +49 (0) 89/38 91–93 92.
The media telephone conference on the figures as at 31 March 2005 will take place on 9 May 2005 at 9.30 a.m.

Munich, 28 April 2005

Münchener Rückversicherungs–Gesellschaft
signed von Bomhard signed Küppers

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 09 May 2005

Business figures 1 January – 31 March 2005: On course with a quarterly profit of €688m / Significantly higher results in primary insurance and reinsurance / Further strengthening of earnings potential through reinsurance treaty renewals as at 1 April

"A good start to the business year 2005. Our strict profit orientation is paying off. The quarterly profit of €688m is higher than that of any quarter last year. It is too early to make a reliable forecast but with our result for the first three months we are on course to meet our ambitious return target of 12%", said member of the Board Jörg Schneider in a media telephone conference. "At 96.5%, the combined ratio in reinsurance remained within our target of 97% for the year, although the incidence of major losses was greater than in the previous year. This speaks for the very solid quality of our basic business. And ERGO, too, recorded a higher quarterly profit of €69m (55m)."

The Munich Re Group's three-month figures in summary:

Munich Re's quarterly profit* rose by 26.7% to €688m after tax compared with the first quarter of last year. The result before amortisation of goodwill climbed by 17.7% to an outstanding €1,132m. As a consequence of the Group's strictly profit-oriented underwriting policy, premium income of €10.2bn (10.4bn) was, as expected, slightly down on last year's level. Shareholders' equity* increased further to €21.3bn (31 December 2004: €20.7bn).

Reinsurance: Very good combined ratio despite major losses

In the first quarter of the year, reinsurance continued to perform as pleasingly as in 2004, contributing a substantial profit of €601m (503m) to the consolidated result. At €942m (809m), the result before amortisation of goodwill was also well above the previous year's level. The investment result in reinsurance amounted to €1,014m (771m) owing to lower writedowns and losses on disposals as well as higher realised capital gains. Premium income declined by

5.3% to €5.8bn (6.2bn).

---

*Adjusted disclosure as from 1 January 2005 owing to first-time application of IAS 1 (rev. 2003). In the balance sheet and income statement, minority interests are now recognised as equity and result components respectively. The comparative figures have been adjusted accordingly.

The life and health segment contributed €129m (74m) to the higher profit in reinsurance. Following several years of strong increases, premium income stabilised at €1.9bn. Life reinsurance shows a rise of 2.9% to €1.5bn, whereas in health reinsurance, premium volume decreased to €379m (435m) owing to isolated reductions in shares by clients and business terminated due to Munich Re's rigorous profit-oriented business policy.

In property-casualty reinsurance, the Group successfully continued to focus on risk-adequate prices and conditions in the treaty renewals at both the beginning of the year and as at 1 April. Consequently, it was prepared to accept a reduction in premium income to €3.9bn (4.2bn), for which the scheduled termination of a particularly large quota share treaty (RSA) was also responsible. In line with its strictly result-oriented underwriting approach, the Group partially withdrew from highly competitive US liability business with industrial clients because return requirements did not appear achievable.

Given the portfolio's excellent quality, the higher number of major losses in the first quarter was satisfactorily absorbed. These losses include the winter storm Erwin, which raged over northern Europe in January 2005 and gave rise to claims expenditure of €70m for Munich Re, and the Madrid skyscraper fire, which cost €35m. Nevertheless, the combined ratio remained within the 97% target, standing at a good 96.5% (96.3%). Natural catastrophes accounted for 2.4 (0.0) percentage points of this figure.

The Group's largest reinsurance subsidiary American Re, which writes US non-life business, showed a US GAAP profit of US$ 88m (81m) after tax for the first three months of 2005, with gross premium income totalling US$ 954m (975m). Schneider was satisfied with current developments in the USA: "At American Re, we are well on our way with our newly written business and are aiming for a combined ratio of 96% for the accident year 2005, including all losses affecting the current year." He mentioned, however, that there were still uncertainties regarding the risks involved in calculating reserves for prior-year losses, particularly in the area of liability business.

Primary insurance increases quarterly profit to €121m

The primary insurers in the Munich Re Group – ERGO, Karlsruher, Europäische Reiseversicherung and the Watkins Syndicate, which focuses on international marine business – contributed a profit of €121m to the consolidated result, more than twice as much as in the same period last year (€55m). The result before amortisation of goodwill increased to €198m (162m) and the investment result totalled €1.5bn (1.1bn). Premium income in primary insurance remained stable at €4.8bn.

Growth in the life and health segment amounted altogether to a 3.9%. The life insurers' premium income in the period under review remained unchanged at €1.8bn. This figure was, for the most part, ascribable to the good new regular-premium business acquired in the fourth quarter of 2004. Following the surge in new business towards the end of the previous year,

which was also influenced by anticipatory effects, fewer insurance policies were concluded, as expected, in the first quarter of 2005. New business with unit-linked policies doubled, however. These products offer policyholders the full range of investment opportunities presented by an investment fund combined with coverage against the mortality risk and provision for old age.

Premium income in the health insurance segment increased by 9.3% to €1.3bn. New business with supplementary benefits insurance grew significantly, reflecting the fact that the marketing cooperation with public health insurers is beginning to bear fruit. Above all, however, policyholders are increasingly seeing the need to close the widening gaps in public health insurance coverage by making private provision.

In property-casualty insurance gross premiums were down 6.3% to €1.8bn, a reduction that was above all attributable to Lloyd's Watkins distributing premium due dates more regularly throughout the year. Net premiums were nearly unchanged at €949m (968m). Despite marginally lower prices in the German motor market, the Group adhered to the principle of "profitability before growth" throughout the segment. Thanks to a good portfolio mix with a high proportion of private clients, the combined ratio totalled 99.1% (95.4%) – despite the harsh winter and various storms in northern and eastern Europe.

The ERGO Insurance Group, which is responsible for over 88% of premium income, had a decisive influence on the primary insurance segment. Premium written by ERGO grew by 3.2% to €4.3bn. The combined ratio (including legal expenses insurance) was 97.3% (94.1%). ERGO contributed an improved quarterly profit of €69m (55m) before consolidation to the Munich Re Group's very good result.

Investments: Substantial improvement in result to €2.5bn

The Munich Re Group's investment result improved substantially to €2.5bn (1.9bn) in the first three months. Given the marginally higher level of share prices on the stock exchanges, the proportion of investments in equities after hedging was 13.8% (13.4%). The Group consistently adhered to its course of reducing concentration risks with the sale of ERGO's 9.2% stake in BHW. The MAN shares held indirectly in the Munich Reinsurance Company portfolio were also sold.

Outlook for the business year 2005

The successful treaty renewals in property-casualty reinsurance as at the turn of the year were followed as at 1 April by the traditionally later renewals in South Korea and Japan. With an overall improvement in the profitability of its portfolio, Munich Re achieved clear growth here. For its reinsurance business as a whole, Munich Re expects premium income to decline slightly by 4% to €21.5bn in 2005; for primary insurance, it anticipates an increase of just under 3% to €18.0bn. After consolidation, the Group's overall premium income should reach €37.6bn, only slightly below last year's high level.

It is too early at the end of a first quarter to make a forecast of the year's results. Munich Re will continue to put profitability before growth, setting itself the ambitious target of a return of 12% on average shareholders' equity (including minority interests) after tax.

The Munich Re Group

The Munich Re Group operates worldwide, turning risk into value. In the business year 2004, it achieved a profit of €1,833m, the highest in its 125-year corporate history. Its premium income amounted to approximately €38bn and its investments to around €178bn. The Group

is characterised by strongly diversified business. It has more than 40,000 employees in 60 countries throughout the world and operates in all lines of insurance. It is one of the world's leading reinsurers and, through the ERGO Insurance Group, the second-largest primary insurance provider in Germany. The Munich Re Group also operates in the field of asset management through MEAG.

Disclaimer

This press release contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (0) 89/38 91-25 04 or Irmgard Joas on +49 (0) 89/38 91-93 92.
The Quarterly Report I/2005 and the presentation for the media telephone conference (at 9.30 a.m. today) can be viewed in German and English at www.munichre.com.
The press conference on the Group's half-year figures will be held on 4 August 2005.

Munich, 09 May 2005

Münchener Rückversicherungs–Gesellschaft
signed Schneider signed Küppers

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 27 June 2005

Investors' Day conference in London: Munich Re Group presents its internal risk model / Diversification internationally and across business segments provides advantages for shareholders and clients / Integrated risk management supports selective and return-oriented business policy

Today the Munich Re Group publishes detailed information on its internal risk model. This shows that the Group's available financial resources rose by €1.9bn to €22.6bn in the business year 2004. At the same time, the required risk capital determined on the basis of the model fell by €3.1bn to €14.4bn. This development confirms and reinforces the Munich Re Group's excellent economic capital position. Regulatory and rating agency capital requirements are largely based on other criteria, to which insurers and reinsurers have to gear their financial positions.

Jörg Schneider, whose responsibilities on Munich Re's Board of Management include Integrated Risk Management, says: "The improvement in our economic capital position is the result of our long-standing strategy of balancing risks worldwide and across business segments. Our strength is the way we diversify risks in both reinsurance and primary insurance. In addition, we have systematically reduced the concentration risks in our investment portfolio by cutting back our shareholdings in German financial institutions such as BHW, Allianz and Commerzbank. Internal risk models like Munich Re's explain relationships which cannot be derived from published balanced sheets. The benefits of broad risk diversification, which are identifiable with the risk model, are gaining in recognition and acceptance worldwide."

Munich Re discusses this topic today at an Investors' Day conference in London. With its model, the Munich Re Group determines the risk capital necessary to withstand two one-in-100-year losses in a given calendar year. Munich Re's Integrated Risk Management Division uses the findings gained from the modelling to assess and limit risks.

Focus on active capital management and sustained return

Nikolaus von Bomhard, Chairman of Munich Re's Board of Management: "Today we are providing a significant increase in transparency regarding the excellent economic capital position of our Group. This is also an important step towards developing risk-based return targets. For 2005, our target remains a return on equity of 12%. To achieve this, we are continuing to take a selective and risk-commensurate approach in our markets. With our flexible dividend policy, shareholders are already profiting from our success. We are aiming at a dividend rate that is normally not below 25% of the profit for the year. In the longer term – with due regard to supervisory rules and rating requirements – there is the prospect of the whole spectrum of active capital management options available, from flexible dividend policy to share buy-backs."

Integrated Risk Management

This newly established central division advises and supports the Board of Management in implementing the risk strategy of the Munich Re Group using a three-pronged approach:

- Asset derisking (especially concentration risks)
- Diversification of insurance risks
- Portfolio optimisation

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (0) 89/38 91-25 04 or Irmgard Joas on (0) 89/38 91-93 92. You can view the investor conference presentation at www.munichre.com

Munich, 27 June 2005

Münchener Rückversicherungs–Gesellschaft
signed von Bomhard signed Küppers

19 July 2005

Munich Re Group / American Re

Increased expenditure of Euro 0.4bn for the Munich Re Group due to high reserve strengthening of US subsidiary / Group's profit target for 2005 confirmed nevertheless

The Munich Re Group's result for the second quarter will be reduced by Euro 0.4bn. The starting point: American Re has increased its reserves mainly for the accident years 1997 to mid-2002 by US-Dollar 1.6bn (after deduction of relief from extra-Group retrocessions). The impact of this additional expenditure will only be partially felt at Group level, where general provision had already been made for long-tail losses.

The Group's envisaged target of 12% return on equity after tax for the business year 2005 still stands, says Nikolaus von Bomhard, Chairman of Munich Re's Board of Management.

Reserve strengthening at American Re

As reported by Munich Re on various occasions, over the past few weeks American Re has carried out an in-depth review of its losses not yet settled. The outcome was subsequently checked by Munich Re specialists and the international auditing firm KPMG. With effect from the second quarter of 2005, American Re is consequently adding a total of US-Dollar 1.6bn to its reserves after deduction of relief from extra-Group retrocessions. This allocation is particularly for losses from liability and workers' compensation business incurred between 1997 and mid-2002 and for asbestos and environmental claims, mainly from liability covers written decades ago. With its reserve strengthening, American Re is taking prompt account of current developments in its clients' loss reporting; at the same time, it is applying a particularly prudent approach to determining reserves for losses that have been incurred but not yet reported.

Capital strengthening and improved retrocession cover for American Re

To counter the reduction in American Re's equity capital resulting from the reserve strengthening, Munich Re Group will finance a capital increase to underpin its US subsidiary's competitive position. Munich Reinsurance Company will make a capital injection of around US-Dollar 1.1bn from existing resources, thus increasing American Re's equity capital to a total of US-Dollar 3bn. Besides this, internal Group financing of US-Dollar 1.6bn for two intermediate holding companies will be converted into equity capital. For the purposes of efficient capital management, the parent company will continue to provide retrocession cover, which will be expanded for active business and extended to reserves for losses from the accident years prior to 2002, so that the opportunities and risks from the run-off of the reserves are raised to the top Group level. These measures are subject to routine approval — where applicable — from the responsible supervisory authorities.

The relevant figures for the Munich Re Group in detail

There will be the following effects on the Group's result:

Expenses for strengthening reserves for American Re

for own account as per US GAAP	US-Dollar 1.43bn
+ Munich Reinsurance Company's share of retrocessions	US-Dollar 0.20bn
= Subtotal for American Re and Munich Reinsurance Company	US-Dollar 1.63bn
or in balance sheet currency (exchange rate US-Dollar/Euro1.2588)	Euro 1.29bn
— Already covered by long-tail provisions at Group level	Euro 0.90bn
= Net Group expenses before tax	Euro 0.39bn

In relation to expected earned premiums for own account in non-life reinsurance, the Group's expenses amount to around 2.7 percentage points for the whole of 2005 and 10.7 percentage points for the second quarter. The extent of any tax effects will only be definitively ascertained in the course of accounting operations for the second quarter financial statements. Munich Re will report on this issue further when it publishes its half-year figures, as announced, on 4 August.

Munich, 19 July 2005

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107

80802 München
Deutschland

Disclaimer:
This announcement contains and refers to statements relating to the future. Such forward-looking statements are based on current expectations, estimates, forecasts and prognoses as well as assessments and assumptions of the management of Munich Reinsurance Company. Such statements contain in particular comments regarding plans, strategies and outlooks. Words such as "expect" and similar expressions characterise such forward-looking statements. These statements are no guarantee that results will actually materialise in the future and they are subject to risks, uncertainties, and assumptions that are difficult to foresee. Therefore, actual consequences and results could deviate substantially from those anticipated in these forward-looking statements.

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 22 July 2005

Changes on Munich Re's Board of Management

At its regular meeting today, Munich Reinsurance Company's Supervisory Board appointed Dr. Thomas Blunck and Dr. Wolfgang Strassl full members of the Board of Management. Stefan Heyd (60) and Dr. Detlef Schneidawind (61), who have been members of the Board of Management since 1 January 1998 and 1 January 1991 respectively, will be retiring on 31 December 2005.

This will result in the following changes in the distribution of responsibilities on the Board of Management: Mr. Blunck will be jointly responsible for Special and Financial Risks and for IT as from 1 October 2005, together with Dr. Torsten Jeworrek, and will assume sole charge of these divisions as from 1 January 2006.

Mr. Jeworrek will be jointly responsible for Corporate Underwriting/Global Clients as from 1 October 2005, together with Mr. Heyd, and as from 1 January 2006 will assume sole charge of this division.

Mr. Strassl will share responsibility for Life and Health with Mr. Schneidawind as from 1 October 2005, and will be solely responsible for this division as from 1 January 2006. Also with effect from 1 January 2006, he will assume responsibility for Human Resources from Dr. Schneidawind, at the same time becoming the Board member in charge of industrial relations, within the meaning of Section 33 of the German Co-Determination Act.

Mr. Blunck, born in 1965, joined Munich Re in 1999 as Head of Strategy/Economic Research in the Strategic Planning Division. He is currently Divisional Unit Head in the Special and Financial Risks Division.

Mr. Strassl, born in 1956, has been with Munich Re since 1988 and is currently Divisional Unit Head in the Life and Health Division.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (0) 89/38 92-25 04.

Munich, 22 July 2005

Münchener Rückversicherungs–Gesellschaft
signed von Bomhard signed Küppers

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 4 August 2005

Half-year result of €870m / 12% RoE target for 2005 confirmed / Reinsurance: Combined ratio of 99.8%, despite substantial reserve increase at American Re / Excellent performance of active business / Primary insurance: Very good result from ERGO / Outstanding combined ratio of 94.6% in the primary insurance segment as a whole

"The Munich Re Group's good overall half-year profit fulfils expectations, even though it was burdened by American Re's reserve strengthening", said Chairman of the Board of Management Nikolaus von Bomhard at the half-year press conference. "This underlines how strong our earnings power has meanwhile become. We therefore see our return target of 12% for the whole year within reach."

Summary of the Group's half-year figures (see attachment for details)
The profit* for the first six months amounted to €870m (1st half-year 2004: €1,192m). This includes the reserve strengthening at American Re, which had an impact of €388m before tax and €750m after tax. Taking into account these additions to reserves, the second quarter produced a satisfactory overall profit of €182m (2nd quarter 2004: €649m) owing mainly to the pleasing performance of active reinsurance business and the marked improvement in the ERGO Insurance Group's result. The overall investment result amounted to a good €4,974m (4,063m), benefiting shareholders and policyholders alike. Written premiums fell by 1.5% to €19.4bn compared with the first half of 2004. Shareholders' equity has risen by €1.3bn to €22.1bn since the beginning of the year.

---

*Adjusted disclosure as from 1 January 2005 owing to application of IAS 1 (rev. 2003). In the balance sheet and income statement, minority interests are now recognised as equity and as a result component respectively. The comparative figures have been adjusted accordingly.

Reinsurance: Half-year profit of €683m despite reserve strengthening at American Re / Satisfactory renewals

As already reported in detail on 19 July, the second quarter was burdened by reserves for liability business assumed by American Re many years ago, which impacted the Group result for property-casualty reinsurance with €388m before tax or €750m after tax (see attachment for details).

These burdens mask the excellent performance of the other reinsurance business in the second quarter, which altogether closed with an operating result of €895m (937m) and a profit of €82m (595m). Thus the reinsurers contributed €683m (1,098m) to the Group's half-year profit. The high quality of the active portfolio and the below-average costs for major losses in the second quarter benefited the combined ratio: it amounted to 103.0% (94.7%), and 99.8% (95.5%) for the first half-year. Of this, the reserve strengthening at American Re – including the positive effect from the IBNR reserves – accounted at Group level for 10.7 percentage points in the second quarter and 5.3 percentage points in the half-year figure. The largest individual loss in the second quarter, at over €40m, was a fire in a German industrial plant; there were no major losses for the Group from natural catastrophes worldwide.

In the first half of 2005, gross premiums written totalled €11.2bn (11.9bn) in reinsurance, slightly less than the figure for the first half-year 2004 – a consequence of the Group's result-oriented business policy. Munich Re will keep to its course in the renewals at the turn of the year 2005/6, where it expects business still to be characterised by a high degree of market discipline overall. With a premium volume of €7.3bn (8.0bn), property-casualty reinsurance contributed €289m (905m) to the reinsurance result in the first half-year; the balance-sheet burden of €750m from the reserve strengthening has already been deducted from this amount. American Re, the Group's largest reinsurance subsidiary, wrote gross premium income of US$ 1.8bn (2.1bn) and, including the burdens of US$ 1.4bn from prior years, showed a loss of US$ 1.4bn after tax (profit of US$ 187m in the same period of last year; US GAAP in each case). In the life and health reinsurance segment, premiums remained stable at €3.9bn, with the contribution to the profit in reinsurance rising to an outstanding €394m (193m). This was helped by an improved technical result and a higher profit on investments.

The renewal negotiations at 1 January and 1 April went well and, in the Asian region, produced a slightly increased premium volume with promising business. In the renewals at 1 July 2005 for the markets USA, Latin America and Australia, Munich Re continued to provide capacity at strictly risk-adequate prices and conditions; in the generally stable market environment, the US market showed signs of increased competition. Where necessary, Munich Re consequently withdrew from treaties and consciously accepted the related loss in premium, so that there was an overall reduction in volume of 7.8% in the approximately €1bn of business up for renewal at 1 July.

Primary insurance: ERGO shows further marked improvement in result / Very good combined ratio / Life and health record increase in premium income

The primary insurers in the Munich Re Group – ERGO, Karlsruher, Europäische Reiseversicherung and the Watkins Syndicate – achieved a half-year profit of €320m (97m), clearly exceeding last year's level. The ERGO Insurance Group doubled its reported profit after tax compared with the first half-year 2004 to €265m (124m). The combined ratio amounted to an excellent 93.1% (91.1%). With gross premiums written of €8.1bn (7.8bn), ERGO earned a good 90% of the premium income in the primary insurance segment.

Overall, premium income in primary insurance grew by 7.4 % to €4.3bn (4.0bn) in the second quarter and by 3.3% to €9.2bn in the first half-year. The life and health insurers doubled their half-year result to €105m (56m), with premium income rising slightly to €6.2bn (5.9bn). In life insurance, changes in German tax law at the turn of the year had prompted many clients to take out policies before the end of 2004, so that new business in the first half of 2005 was expectedly weaker. In the second quarter, the Group recorded an appreciable upturn in this sector compared with the particularly subdued first quarter. Gross premiums written in life insurance rose marginally to €3.7bn (3.6bn). Health insurance registered strong premium growth of 9.1% to €2.5bn because premiums were raised to take account of higher healthcare costs and also because demand for supplementary insurances in Germany increased further.

The Group's property-casualty insurers achieved a very pronounced rise in their profit to €215m (41m). Premium volume remained stable at €3.0bn, thanks to the good growth in foreign business. The reasons for the drop in German business were mainly the lack of impulses from new vehicle registrations and greater price competition in German motor insurance. The combined ratio, including legal expenses insurance, was a very pleasing 94.6% (93.4%) for the first half-year and thus within the target of 95% for the year as a whole.

Investments: Exposure from major shareholdings further reduced

As at 30 June, the Munich Re Group's investments, most of which are managed by MEAG, had a book value of €184.1bn (178.1.bn). The investment result improved to €4,974m (4,063m), mainly owing to substantial gains of €1,507m (802m) on the disposal of investments. At the beginning of the year, the Munich Re Group sold its stake in MAN, achieving a capital gain of €178m and, as announced, further reduced its exposure in the German financial services sector. Its shares in BHW were sold in the first quarter with a gain on disposal amounting to a good €60m. In the second quarter, the Group's stake in Commerzbank was reduced to under 5% and its interest in Allianz by one percentage point to around 8%. Altogether, this resulted in profits of around €120m; a portion of these gains on disposals is allocated to policyholders. At the end of June, the equity-backing ratio after hedging was 13.3% (compared with 13.4% at the end of 2004).

Outlook for the business year 2005 as a whole: Pleasing prospects for primary insurance and reinsurance

Despite the keener competition in the renewal negotiations at 1 July, premium and conditions stayed at an acceptable level for Munich Re. "Our strategy for the coming renewals sounds unspectacular, but is a key success factor: portfolio quality and profitability continue to be decidedly more important for us than growth", said Torsten Jeworrek, member of Munich Re's Board of Management. The Group is therefore proceeding on the assumption that, if exchange rates remain stable, premium for the whole of 2005 will show a marginal decline to around €38.0bn (38.1bn). Before consolidation, we currently expect reinsurance to provide approximately €21.9bn (22.4bn) of this, and primary insurance around €18.0bn (17.5bn). In both fields of business, the Group is expecting further premium growth in the segments life and health and slight reductions in property-casualty business. "Despite the reserve strengthening at American Re, we are confident of being able to achieve a combined ratio of under 100% in reinsurance – barring the occurrence of exceptional losses", said von Bomhard.

The Group's investment result will benefit in the third quarter from the book profit of €563m from the further cutting-back of its Allianz shareholding to below the 5% threshold. With this important step, the Munich Re Group has – as envisaged – successfully reduced the concentration risk associated with this investment. The announced offer to exchange HypoVereinsbank shares into UniCredit stock opens up opportunities to improve the structure

of the investment portfolio even further.

Reviewing the situation of the Group, von Bomhard was confident: "Our current business is producing the desired earnings in both reinsurance and primary insurance. We are keeping on course and adhering to our selective risk-assumption policy. We continue to aim for a return of 12% after tax on average shareholders' equity for 2005. This target is within reach."

The Munich Re Group operates worldwide, turning risk into value. In the business year 2004, it achieved a profit of €1,833m, the highest in its 125-year corporate history. Its premium income amounted to approximately €38bn and its investments to around €178bn. The Group is characterised by particularly pronounced diversification. It has more than 40,000 employees in 60 countries throughout the world and operates in all lines of insurance. It is both the world's leading reinsurer and, through the ERGO Insurance Group, the second-largest provider in the German primary insurance market.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (0) 89/38 91-25 04 or Irmgard Joas on +49 (0) 89/38 91-93 92.
The half-year report II/2005 and the presentation for the media telephone conference (at 10 a.m. today) can be viewed in German and English at www.munichre.com.
The press conference on the Rendez-Vous de Septembre in Monte Carlo will be held on 11 September 2005 at 2.30 p.m.
Munich, 4 August 2005

Münchener Rückversicherungs–Gesellschaft
signed von Bomhard signed Küppers

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

for the press

Munich, 11 September 2005

Renewal season for non-life reinsurance treaties due 1 January 2006: Sustained heavy demand for risk protection / Munich Re further pursues selective underwriting policy: Profitability before growth / Von Bomhard: Need to take changes in risk situation into account

Munich Re maintains its focus on risk-adequate prices and conditions, an approach vindicated more than ever by current claims trends and risk potential. "There is no alternative to profitable underwriting", was how Chairman of the Board of Management Nikolaus von Bomhard summed up the situation at a press conference held on the eve of the "Rendez-Vous de Septembre" in Monte Carlo. "Losses on the scale of Katrina could happen on any continent."

Hurricane Katrina, the worst event to date in an already hyperactive hurricane season, and last year's series of windstorms have clearly brought home the huge loss potential of extreme weather-related events. The number of events is on the increase, while the concentration of population and values is rising in the areas at risk. Insurers and reinsurers have to take these trends into account, otherwise the private sector will reach the point where it is no longer able to assume such risks.

However, it is not only factors such as the higher claims frequency and greater concentration of values that are aggravating the risk situation but also legislative changes, an unexpected surge in claims costs, due for example to spiralling healthcare charges, or a growing claims mentality among policyholders. One example is the continually soaring cost of severe personal injury claims in France and the UK.

The good news for the insurance industry is that these same factors and trends should further stimulate demand for both primary insurance and reinsurance cover.

The cornerstones of the Munich Re Group strategy for sustainable success are unchanged: a clear focus on the risk aspect, consistently putting "profitability before growth"; optimal

business management and control; active risk diversification. Von Bomhard: "We are concentrating on activities where we can use our expertise and financial strength to achieve above-average success. We are ideally positioned to be able to offer tailored reinsurance solutions to meet a broad spectrum of demand. Our clients understand and accept our consistent and dependable stance."

Note for editorial departments:
In case of enquiries, please contact Anke Rosumek on +49 (0) 89/38 91-23 38.
The interim report on the 3rd quarter 2005 will be published on 7 November 2005.
Munich, 11 September 2005

Münchener Rückversicherungs–Gesellschaft
signed von Bomhard signed Küppers

Münchener Rück
Munich Re Group >> Home >> Investor-Relations

28 September 2005

Munich Re updates loss estimate for Hurricane Katrina

Munich Re updates loss estimate for Hurricane Katrina: Possible loss burden for the Group of around EUR 1.1bn gross or approximately EUR 500m after retrocessions and taxes / First estimate for Hurricane Rita

As the full extent of the devastation caused by Hurricane Rita has gradually emerged and Munich Re experts have concluded and evaluated their loss inspection of the hurricane-affected region, the Company is now revising its original estimate on the scale of losses. Munich Re currently estimates the overall market loss at up to USD 30bn. This figure does not include the flood and storm-surge losses covered under the National Flood Insurance Program (NFIP). However, there are still significant uncertainties regarding the loss burden for the insurance industry, not least due to highly complex questions regarding the actual extent to which losses are covered by insurance. It therefore cannot be ruled out that the insured market loss could exceed USD 30bn.

On the basis of a market-loss scenario of up to USD 30bn, the loss burden for the Munich Re Group could be in the region of EUR 1.1bn gross or around EUR 500m after retrocessions and taxes. A higher insured market loss in the region of USD 60bn could produce a gross loss burden of around EUR 1.3bn and a net burden (after retrocessions and taxes) of a just under EUR 650m.

Katrina was followed by Rita, another severe hurricane on the US Gulf Coast. According to initial calculations based on an assumed market loss of USD 5bn to 10bn, the loss burden for the Munich Re Group could be around EUR 230m gross and around EUR 150m after retrocessions and taxes.

This year's natural hazard events have thus already

clearly exceeded the loss forecasts for the first nine months of the year. The Board of Management is nevertheless optimistic of achieving the result target of 12% return on equity if the acquisition of HVB by UniCredit is completed in 2005. As always, this statement is subject to the proviso that in the remaining three months of the business year there are no exceptional developments with regard to major losses or on the capital market.

Munich, 28 September 2005

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107
80802 München
Deutschland

Disclaimer:
This announcement contains and refers to statements relating to the future. Such forward-looking statements are based on current expectations, estimates, forecasts and prognoses as well as assessments and assumptions of the management of Munich Reinsurance Company. Such statements contain in particular comments regarding plans, strategies and outlooks. Words such as "expect" and similar expressions characterise such forward-looking statements. These statements are no guarantee that results will actually materialise in the future and they are subject to risks, uncertainties, and assumptions that are difficult to foresee. Therefore, actual consequences and results could deviate substantially from those anticipated in these forward-looking statements.

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 5 October 2005

Munich Re Group accepts UniCredit's exchange offer for its shares in HypoVereinsbank

The Munich Re Group, which has a total stake of 18.3% in HypoVereinsbank, has accepted UniCredit's exchange offer. Munich Reinsurance Company today announced that the relevant decisions had been taken by the governing bodies of the companies involved.

On completion of the exchange, the Munich Re Group's stake in UniCredit will be at least 6.3%, approximately half of which will be held by Munich Reinsurance Company and half by ERGO Versicherungsgruppe AG. It will not be possible to quantify the exact size of the stake until it is clear to what extent UniCredit's exchange offer has been accepted by the shareholders of HypoVereinsbank, Bank Austria Creditanstalt and Bank BPH.

Disclaimer

This press release contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (0) 89/38 91-25 04 or Irmgard Joas on +49 (0) 89/38 91-93 92.

Munich, 5 October 2005

Münchener Rückversicherungs–Gesellschaft
signed von Bomhard signed Küppers

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 10 October 2005

Munich Re to sell Karlsruher Insurance Group to Württembergische Leben

Munich Re and Württembergische Leben have agreed on the sale of the Karlsruher Insurance Group. As a result, Munich Re will sell its 90 %-plus stake in Karlsruher Leben to Württembergische Leben. The Karlsruher Insurance Group's parent company also controls Karlsruher Hinterbliebenenkasse and a property insurance group consisting of Karlsruher Versicherung, Karlsruher Beamten-Versicherung and Karlsruher Rechtsschutzversicherung. Both sides have agreed to maintain silence regarding the purchase price.

For Munich Re, the aim was to find a future-oriented solution for all parties concerned. The overall concept of the offer made by Württembergische Leben was convincing. With this new partnership between Württembergische Leben and Karlsruher Leben, a new group emerges which, by combining the shared strengths of the two companies, has a greater competitive edge and thus advances to Germany's top ten insurers both in life and in property-casualty business.

Disclaimer

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (0) 89/38 91-25 04 or Regine Kaiser on +49 (0) 89/38 91-27 70.

Munich, 10 October 2005

Münchener Rückversicherungs–Gesellschaft
signed Dr. Hasford signed Küppers

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 7 November 2005

Quarterly profit of €513m for Munich Re, despite heavy burdens industry-wide from natural catastrophes / Outstanding investment result of €3,078m and further good development of primary insurance group in the third quarter / Outlook for the year as a whole: "Return target of 12% within reach, dividend increase possible"

"Although natural hazard events caused losses far in excess of what was to be expected, we are able to post a high profit for the exceptional quarter from 1 July to 30 September. In view of the excellent investment result in prospect and the generally good performance of our underwriting business, we should reach our annual target of a 12% return on equity after tax. The precondition for this is that there are no more completely exceptional major losses in the last seven weeks of the year and that the capital markets continue to develop normally", said Jörg Schneider, member of the Board of Management, during the presentation of the quarterly figures.

The results for the first nine months of this year were also marked by very positive experience in the Group's basic reinsurance and primary insurance business. Hurricane Katrina additionally demonstrated the key importance of a prudent retrocession policy: the Munich Re Group had purchased retrocession covers for extreme peak risks, enabling it to cede a substantial portion of its gross loss burden to its retrocessionaires. It sees retrocession — alongside budgeting and liability limits — as a significant component of its risk management.

Summary of the quarterly figures (see attachment for details):

Given the heavy burdens from natural catastrophes and other major losses, the Munich Re Group's profit for the third quarter was very satisfactory overall, totalling €513m (third quarter 2004: €386m). This is mainly due to the further improvement in the result of the ERGO Insurance Group and to sales proceeds from the continued restructuring of investments to reduce concentration risks. The overall investment result amounted to a very good €3,078m

(1,667m). Written premiums remained almost unchanged compared with the same quarter last year, totalling €9.2bn. Shareholders' equity* shows a rise of €1.9bn to €22.7bn since the beginning of the year.

Reinsurance: Quarterly profit of €344m despite the storm losses

The tropical cyclone season in the Atlantic started uncommonly early this year in mid-July, when Hurricanes Dennis and Emily, the first of an unprecedented series of major losses, gave rise to a claims burden for the Munich Re Group of around €30m.

Hurricane Katrina, with wind speeds reaching peak gusts of 350 km/h, was one of the severest tropical cyclones of the past 150 years in the Gulf of Mexico and in the Louisiana and Mississippi region. However, retrocession covers will significantly limit the claims costs for the Munich Re Group, with the net burden of just over €800m before tax being considerably lower than the gross burden (€1.2bn).

With a comparable strength and track to Katrina's, Hurricane Rita had a similar loss potential but did not hit such high concentrations of values. Therefore it ultimately caused significantly lower losses. At present, the Munich Re Group anticipates losses from this event of around €260m before tax.

Altogether, the Group's burden from the Atlantic cyclones in the third quarter of 2005 was €1.5bn before retrocessions and €1.1bn after; the post-tax impact on the result was around €750m.

---

*Adjusted disclosure as from 1 January 2005 owing to application of IAS 1 (rev. 2003). In the balance sheet and income statement, minority interests are now recognised as equity and as a result component respectively. The comparative figures have been adjusted accordingly.

The Group also had to cope with flood losses in Europe and Asia in the quarter under review. Extremely heavy rains in August triggered very serious flooding in the northern Alpine region in Germany and Austria and above all in central Switzerland, resulting in the largest-ever natural catastrophe loss in Swiss insurance history. The floods are expected to produce a burden of approximately €115m on the Group's pre-tax result. In addition, the Indian city of Mumbai was ravaged by floods caused by the heaviest monsoon rains in nearly 100 years, resulting in hundreds of fatalities and substantial property damage. This natural catastrophe will probably cost the Munich Re Group around €30m.

The total cost burden from natural catastrophes for the third quarter of 2005 is thus far above average, amounting to €1.2bn net before tax — almost 33% of net earned premiums — and reflected in an exceptionally high combined ratio of 124.6% (105.8%).

The third-quarter operating result in reinsurance business was down 16.5% to €313m. The reinsurers' consolidated result amounted to €344m, positively influenced by lower writedowns, lower losses on disposals, and higher gains from sales of shareholdings, including €563m from the sale of Allianz shares.

Primary insurance: Improved result compared with same period last year / Normal claims experience in the third quarter

The primary insurers in the Munich Re Group — ERGO, Karlsruher, Europäische Reiseversicherung and the Watkins Syndicate — achieved a segment result of €137m in the third quarter, surpassing the profit for the same period last year by 59.3%. The ERGO Insurance Group increased its profit in the third quarter to €149m (previous year: €83m). With unchanged gross premiums written of €3.7bn, ERGO earned a good 90% of the premium income in the primary insurance segment.

Overall, premium income in primary insurance grew by 0.7% to €4.13bn (4.10bn) in the third quarter, with an increase of 0.5% to €2.9bn in the life and health segment. For the ERGO life insurers new business in Germany in the first quarter of 2005 had been 8.2% down on the same quarter last year, as was to be expected after the year-end boom in 2004, despite some of these policies not being placed to account until the new year. Since then, new business has noticeably recovered: although for the first nine months it was still 3.6% down on last year, it showed a 5.2% year-on-year increase for the third quarter. The property-casualty segment (including legal expenses insurance) recorded slight premium growth of 1.3% for the third quarter and was up 0.2% to €4.2bn for the first nine months.

Despite the flooding in the Alpine region, claims experience in the third quarter of 2005 was normal in Munich Re's primary insurance business. Including legal expenses insurance, the combined ratio remains very good at 91.4% (90.0%) and is thus, as expected, only slightly higher than the ratio for the same period last year, in which exceptionally low claims costs were incurred.

The primary insurers' investment result totalled €1.6bn (0.9bn) in the third quarter. Advantage was taken of the favourable capital market environment to realise capital gains on securities and to systematically improve diversification through the further reduction of investments in the financial sector. Net unrealised gains increased compared with the end of 2004, owing to the favourable development of the stock markets and in particular to the fall in interest rates.

Investments: Significant growth in the portfolio

As at 30 September 2005, the Munich Re Group's investments amounted to €186.6bn (178.1bn). The portfolio has grown by 4.8% since the beginning of the year, mainly due to investment of the cash flow from the Group's underwriting business in fixed-interest securities and loans and to increases in the market prices of existing securities items. The investment result at 30 September totalled €8.1bn (5.7bn).

Outlook for the business year 2005 as a whole: "Well equipped for the risks of the future"

The year to date has been marked on the one hand by very positive experience in basic reinsurance and primary insurance business and on the other hand by the exceptionally high burdens from the hurricane season. There is also the post-tax burden of €750m from strengthening American Re's reserves in the second quarter.

At the end of October, Hurricane Wilma struck the Mexican Yucatan peninsula and the State of Florida with terrible force and bringing torrential rain. According to initial estimates, the total insured loss in Mexico and Florida is around US$ 10bn–14bn. Munich Re currently estimates that it will have to bear around US$ 400m of this. The severe earthquake in the northern border region of Pakistan and India has so far claimed some 75,000 lives and left around 70,000 people badly injured. Owing to the low insurance penetration in the areas affected, however, this catastrophe will not have any major consequences for the insurance industry.

The Group expects substantial capital gains in the fourth quarter from the exchange of its HVB shares into UniCredit stock, assuming this transaction is completed this year as

planned. On completion of the exchange offers to HVB shareholders and the shareholders of HVB's subsidiaries, the Munich Re Group's stake in UniCredit would be between 6.5% and 7% as things stand at present, approximately half of which will be held by Munich Re and half by the ERGO Insurance Group. The transaction gain, the exact amount of which is not yet certain, should help achieve a markedly higher Group result than last year. For ERGO, too, the HVB/UCI gains will contribute significantly to the profit for the year, thus leading to a considerable result improvement not yet foreseeable mid-year.

In the fourth quarter, Munich Re is selling its 90%-plus stake in Karlsruher Lebensversicherung AG, the parent of the Karlsruher Insurance Group. It proved possible to find a good partner for Karlsruher Leben with its strong regional orientation. The sale to Württembergische Leben is subject to the approval of the regulatory authorities.

Schneider is confident with regard to the result target for the business year 2005:

"The heavy cost burdens, not least from the hurricanes, will be compensated by the excellent investment result. The underlying earnings strength in our basic underwriting business is also impressive. If there are no further negative surprises, our result target of 12% return on equity after tax is within reach. That would also make a higher dividend possible."

Renewal of reinsurance business: Again geared to profitability

In the ongoing renewals of treaty business in non-life reinsurance, Munich Re continues to reckon with risk-adequate prices and conditions. Board member Torsten Jeworrek: "Anything else would be incomprehensible. The major events of 2004 and 2005 have more than clearly demonstrated the substantially increased loss potentials. We will agree on what is necessary with our clients. With our know-how and well-diversified portfolio, we and they are well equipped for the risks of the future."

The Munich Re Group
The Munich Re Group operates worldwide, turning risk into value. In the business year 2004, it achieved a profit of €1,833m, the highest in its 125-year corporate history. Its premium income amounted to approximately €38bn and its investments to around €178bn. The Group is characterised by particularly pronounced diversification. It has more than 40,000 employees in 60 countries throughout the world and operates in all lines of insurance. It is both the world's leading reinsurer and, through the ERGO Insurance Group, the second-largest provider in the German primary insurance market.

Disclaimer
This press release contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (0) 89/38 91-25 04 or Florian Wöst on +49 (0) 89/38 91-94 01.
The quarterly report 3/2005 and the presentation for the media telephone conference (at 9.30

a.m. today) can be viewed in German and English at www.munichre.com.

Munich, 7 November 2005

Münchener Rückversicherungs–Gesellschaft
signed Schneider signed Küppers

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 21 November 2005

Munich Re further diversifies risk management instruments: €110m catastrophe bonds covering Western European windstorms placed in the capital markets

Munich Reinsurance Company today announced the private placement of €110m of risk-linked securities to provide immediate protection against severe Western European windstorms. Thus Munich Re continues to use alternative instruments for its risk management.

Dr. Thomas Blunck, member of the Munich Re Board of Management and responsible for retrocession and capital markets solutions: "This transaction complements our existing retrocession programme for one of the peak nat cat exposures and improves capital protection through collateralisation at economically favourable terms."

BNP Paribas, as sole bookrunner, has placed the deal with capital market investors. Risk Management Solutions modelled the underlying risk. Munich American Capital Markets, the capital markets unit of Munich Re, worked closely together with BNP Paribas in structuring and managing the transaction. The bonds have a coupon of 3-month EURIBOR plus 475 basis points, which corresponds to a seasonalised spread of 415 basis points over EURIBOR. Based on a wind-speed trigger and with a term from 18 November 2005 to 31 March 2009, the product covers almost four full windstorm seasons. Munich Re may recover claims payments in the case of a one-in-a-hundred-year windstorm event in Western Europe (the United Kingdom up to and including 55 degrees latitude north of the equator, continental France, Belgium, the Netherlands and Germany). The cat bonds, called Aiolos after the Greek god of the winds, are rated BB+ (the standard rating for catastrophe bonds) by Standard & Poor's.

Munich Re entered the insurance securitisation market for its own purposes five years ago with PRIME Capital, also using the concept of parametric triggers. The current bonds cover Western European windstorm risk in a similar way to the bonds Munich Re launched in 2000, which expired in 2003.
Munich Re is also supporting its clients in developing capital market solutions for the management of insurance risks.

The Munich Re Group
The Munich Re Group operates worldwide, turning risk into value. In the business year 2004, it achieved a profit of €1,833m, the highest in its 125-year corporate history. Its premium income amounted to approximately €38bn and its investments to around €178bn. The Group is characterised by particularly pronounced diversification. It has more than 40,000 employees in 60 countries throughout the world and operates in all lines of insurance. It is both one of the world's leading reinsurers and, through the ERGO Insurance Group, the second-largest provider in the German primary insurance market.

Disclaimer
This press release contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (89) 38 91-25 04 or Florian Wöst on +49 (89) 38 91-94 01.

Munich, 21 November 2005

Münchener Rückversicherungs–Gesellschaft
signed Blunck signed Küppers

Münchener Rück
Munich Re Group >> Home >> Investor-Relations

29 December 2005

Munich Re can still achieve its result target for 2005

Estimates for hurricane losses updated / Munich Re can still achieve its result target for 2005, despite large volume of delayed claims notifications for Katrina, and aims to increase its dividend by 55% to EUR 3.10.

The 2005 hurricane season (including the storms Dennis, Emily, Katrina and Rita in the 3rd quarter and Wilma in the 4th quarter) involved exceptionally heavy losses. These have also hit Munich Re harder than previously foreseeable. Following the receipt of further claims notifications from clients and reports from loss adjusters since the middle of the 4th quarter, the Group now anticipates that its total burden from the hurricanes will amount to almost EUR 2.3bn after retrocession: of this, Wilma accounts for EUR 330m, Rita for over EUR 250m and Katrina for EUR 1.6bn. The impact of these storms on the consolidated result after tax is nearly EUR 1.5bn (in the ad-hoc announcement of 28 September 2005, prior to Wilma, the estimate of the net burden after retrocession and tax was around EUR 650m for Hurricanes Katrina and Rita).

Despite record losses from this series of natural catastrophes, the Munich Re Group can still achieve its result target for the year, not least due to substantial capital gains from measures taken for further derisking in its investments. The exchange of HVB shares into UniCredit stock produced a net gain of around EUR 1.15bn. In addition, the results of the Group's basic reinsurance business have been good and its primary insurers have continued to build on their positive development.

The markedly improved overall result for the year would enable the Company to pay a higher dividend. Therefore, the Board of Management intends to propose to the Supervisory Board and the AGM that an increased dividend of EUR 3.10

per share be paid, EUR 1.10 more than for 2004.

For further details, please refer to the press release.

Munich, 29 December 2005

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107
80802 München
Deutschland

Disclaimer:
This announcement contains and refers to statements relating to the future. Such forward-looking statements are based on current expectations, estimates, forecasts and prognoses as well as assessments and assumptions of the management of Munich Reinsurance Company. Such statements contain in particular comments regarding plans, strategies and outlooks. Words such as "expect" and similar expressions characterise such forward-looking statements. These statements are no guarantee that results will actually materialise in the future and they are subject to risks, uncertainties, and assumptions that are difficult to foresee. Therefore, actual consequences and results could deviate substantially from those anticipated in these forward-looking statements.

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 15 February 2006

Property-casualty reinsurance: Renewal of treaty business at 1 January 2006

- **Consistent pursuit of risk-adequate underwriting policy**
- **Opportunities taken in a positive environment — Premium volume up slightly**
- **Earnings potential still at a high level**
- **Renewals at 1 April and 1 July: Similarly positive outcome expected**

At 1 January 2006, the Munich Re Group renewed about 66% of its treaty business (i.e. without facultative reinsurance) in property-casualty reinsurance, involving a premium volume of around €8.9bn. By consistently implementing its strict underwriting policy, Munich Re expects earnings potential to remain at a high level for its property-casualty portfolio.

Figures in relation to the respective renewable business: Premium volumes will rise by around 5%, taking into account price increases. Some 7% of new business was acquired (at terms in line with our risk-adequate underwriting policy). Approximately 6% of our business was not renewed as premiums and / or conditions did not meet Munich Re's requirements. On average, a 3% rise in rates was achieved for business renewed, with the usual variations in prices and conditions according to trends in specific regions and classes of business.

As was to be expected, the largest price increases involved treaties affected by the 2005 hurricanes, rates going up here considerably (high two-digit figures). The highest increases were in offshore energy, with approx. 400% on the primary insurance side, from which Munich Re profited in proportional reinsurance business and via its primary insurance subsidiary Watkins in London.

Board member Torsten Jeworrek: "All in all, we are highly satisfied with the renewals. Our clients understand that if you want to buy or sell first-class reinsurance cover, there is simply no alternative to risk-adequate prices and conditions."

The hurricanes in the USA, Mexico and the Caribbean in the summer and autumn of 2005 had a definite impact on the renewals, as did experiences from the windstorms in 2004. These natural catastrophes clearly demonstrated the threat posed to many people and also the high exposure of insured values. They also made it necessary to reassess the risks.

Adjustments have been made to the windstorm models (based on historical data and scientific knowledge) that reinsurers use to determine possible loss scenarios in the future. Munich Re has also adapted its catastrophe risk models and taken account of the results in the treaties it renewed.

By and large, the continuing discipline of market players was apparent. In so-called short-tail business (property and marine), Munich Re enhanced its risk profile by implementing higher premiums and introducing structural changes. We are concentrating to a greater extent on covers above the frequency-loss area, which respond comparatively less often. In doing so, we require our cedants to create more transparency in portfolio information, and we reduce our peak liabilities in the treaties. These two factors being part of our risk management. In long-tail business (third-party liability), we were able to maintain the good standard of terms and conditions we have worked on achieving over the past few years.

For the forthcoming renewals on 1 April (Japan and Korea) and 1 July (parts of the US market, Australia and the Latin American markets), Munich Re expects a similarly stable environment as that prevailing on 1 January 2006. In particular, the negotiations on business renewals at 1 July, when a large portion of US natural catastrophe covers is up for renewal, ought again to have a positive impact on the development of premiums and conditions.

"With the 1 January renewals, we have created the basis for reinsurance business to contribute strongly to the profitability of the whole Group in 2006", said Jeworrek. "The advantages of active risk diversification that result not only from distributing risk across various regions and classes of business but also from our creating value from primary insurance and reinsurance were particularly obvious in the past year. Thus, despite extreme burdens, Munich Re remains a reliable partner to its clients, who continue to benefit from our excellent financial strength."

The Munich Re Group operates worldwide, turning risk into value. In the business year 2004, it achieved a profit of €1,833m, until then the highest in its 125-year corporate history. In 2005, it was able to improve on that figure (details to be published in the balance sheet press conference on 14 March). In 2004, its premium income amounted to approximately €38bn and its investments to around €178bn. The Group is characterised by particularly pronounced diversification. It has more than 40,000 employees in 60 countries throughout the world and operates in all lines of insurance. It is both one of the world's leading reinsurers and, through the ERGO Insurance Group, the second-largest provider in the German primary insurance market and a leading player on several other European insurance markets.

Disclaimer

Note for editorial departments:
In case of enquiries, please contact Anke Rosumek at +49 (0) 89/38 91-23 38. You can view

the presentation on the 2005/06 renewals at www.munichre.com.
The balance sheet press conference will take place at 10.30 a.m. on 14 March 2006.

Munich, 15 February 2006

Münchener Rückversicherungs–Gesellschaft
signed Dr. Jeworrek signed Küppers

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

for the press

Munich, 23 February 2006

Two new Munich Re publications

"Topics Geo — Annual review: Natural catastrophes 2005" provides a detailed summary and analysis of last year's natural events.

The insurance industry's balance sheets are dominated by tropical cyclones in the North Atlantic. In response to these developments, Munich Re and American Re have brought out a special publication entitled "Hurricanes — More intense, more frequent, more expensive".

"Topics Geo — Annual review: Natural catastrophes 2005"

Losses caused by natural catastrophes in 2005

With overall losses of approximately US$ 210bn and insured losses exceeding US$ 90bn, 2005 was the most expensive natural catastrophe year ever for the insurance industry. There were more than 100,000 fatalities. With some 650 loss events, the number of documented natural catastrophes was in line with the average of the last ten years.

Windstorms

In January, Winter Storm Erwin, Europe's fifth most expensive storm of the past 50 years, crossed Scotland and southern Scandinavia on a path that took it as far as Russia. Its wind speeds were the highest recorded in Norway for over ten years and in Sweden for over 30 years.

For the first time since its introduction in 1953, the official list of 21 names chosen at the start of the hurricane season was not long enough to cover the 27 severe tropical cyclones that occurred in the Atlantic. The windstorms caused record losses. In late November, Delta became the first tropical cyclone to hit the Canary Islands since records began in 1851.

Geological events

In the past year, there were 70 damaging earthquakes and 13 volcanic eruptions around the

world, which is in line with the average for the past few years. The border area between Pakistan and India experienced an earthquake that lasted a mere 50 seconds. However, this was enough to cause one of the worst human catastrophes of the last 100 years: 88,000 people were killed and over 2,000 settlements were destroyed.

Floods

In August 2005, profuse rainfall caused floods in nearly all countries in the northern Alps. This was the largest loss incurred by the Swiss Natural Perils Pool in its 30-year history.

Mumbai, a megacity on the west coast of India with over 15 million inhabitants, saw almost as much rain within the space of 24 hours as would normally fall in a whole year. The torrential rain swamped many districts of the city up to a depth of 3 metres.

Wildfires, heatwaves, and droughts

Other extreme events, namely droughts and forest fires, hit southern Europe in the summer of 2005. Portugal experienced one of its worst periods of drought in the past 100 years. Water rationing had to be introduced in Spain and France. There were widespread crop failures throughout southern Europe.

The picture was similar in Brazil. The usually water-abundant Amazon Basin experienced its worst drought for over 60 years, with many stretches of river drying up.

"Hurricanes — More intense, more frequent, more expensive"

Effects of the natural oscillation of ocean temperatures

In the North Atlantic, surface temperatures fluctuate naturally between colder and warmer phases each lasting about 30 years (Atlantic Multidecadal Oscillation, AMO). The number and intensity of tropical cyclones have increased in this current warm phase (since 1995). However, this factor alone does not entirely explain the greater frequency of hurricanes in 2005. There is apparently at least a second, man-made factor at work.

Katrina losses

Hurricane Katrina presented a new dimension in terms of damage caused by both wind and water. The primary hazard of windstorm was compounded by the secondary hazards of storm surge and inland flooding. Overall losses of some US$ 125bn and insured losses of over US$ 45bn are ample testimony to these new loss dimensions.

Trends

As the current warm phase in the North Atlantic will continue for some years, the increased hurricane risk will also remain with us. Global warming, which is speeding up, could well see tropical cyclones reach southwest Europe in the future.

Torsten Jeworrek, a Munich Re Board member: "All loss records were broken in 2005 — which presents a huge challenge to the insurance industry worldwide. Munich Re will continue to offer clients its know-how and financial strength, but only at prices and conditions which are commensurate with the increasing exposures."

Note for editorial departments:
In case of enquiries, please contact Dr. Stefan Peschel (0 89/38 91-29 34). Questions of a specifically scientific nature should be addressed to Prof. Dr. Peter Höppe (0 89/38 91-52 91). The publications "Topics Geo — Annual review: Natural catastrophes 2005" and "Hurricanes — More intense, more frequent, more expensive" are now available online at www.munichre.com. The printed versions of these publications are scheduled to appear in mid-March 2006.

Munich, 23 February 2006

Münchener Rückversicherungs–Gesellschaft
signed Dr. Jeworrek signed Küppers

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 14 March 2006

Munich Re Group with record profit of over €2.7bn for 2005 / Very solid basic business / Owing to natural catastrophes, combined ratio of 110.5% in reinsurance, but a very gratifying 93.1% in primary insurance / Proposed dividend of €3.10 (2.00) per share / Return of 15% on risk-adjusted capital (RORAC) aimed at for 2006 / New target corresponds to a consolidated profit of €2.6–2.8bn / Strategy for the global health market: Growth and earnings potentials in the Group

In its anniversary year, with a stable premium base, the Munich Re Group achieved a record profit of over €2.7bn. "We have thus slightly exceeded our target. Our solid basic business makes the achieved level of profitability sustainable. We therefore expect a profit for the current year of the same level as in 2005", said Nikolaus von Bomhard, Chairman of the Board of Management, when presenting the figures. "ERGO is delivering strong results. And in reinsurance, we can be optimistic in the light of the latest renewals in non-life business. In the global health market, we have begun to network primary insurance and reinsurance more closely, with the aim of tapping substantial growth and earnings potentials."

2005 business figures for the Munich Re Group

The Group posted a high consolidated profit of €2,743m, a further increase on the previous year (€1,887m), to which both reinsurance and primary insurance contributed, the latter with a markedly improved result.

Reinsurance with very sound basic business in property-casualty *

Even though it was a record hurricane year, the Group posted a profit of €1.4bn (1.7bn) in

reinsurance, thanks to its very solid basic business and excellent investment result. The operating result (before tax and finance costs) was again high at €2.4bn (2.6bn), despite the hurricane losses (€2.3bn after retrocession) and the reserve strengthening at American Re (€388m before tax and after relief of €906m from IBNR reserves). Given that these two events accounted for 15.4 and 2.6 percentage points of the combined ratio respectively, the overall ratio of 110.5% (98.9%) reflects the high quality of the Group's portfolio in non-life reinsurance.

Gross premiums written in the reinsurance segment remained virtually stable at €22.3bn, in spite of Munich Re's strictly profit-oriented underwriting policy and the scheduled termination of individual treaties. In **life and health**, premium rose to €7.8bn (7.5bn) with high-profitability business, whereas in **property-casualty reinsurance** it decreased by 2.1% to €14.5bn. Premium generated in regions of dynamic economic growth showed a strong rise in 2005, e.g. to €499m (200m) in the People's Republic of China, Taiwan and Hong Kong.

Primary insurance contributes significantly to the consolidated profit*

- With a profit of €1.2bn (0.3bn), the primary insurance segment clearly exceeded original expectations. Partly due to the very good investment result, its operating result (before tax and finance costs) was more than trebled to €1.5bn. Low claims burdens and consistent cost reduction enabled the primary insurers to record another excellent combined ratio of 93.1% (93.0%) — well below the target of 95%.

Gross premiums written in primary insurance grew by a further 0.3% to €17.6bn, even though the sale of Karlsruher to Württembergische Leben in the fourth quarter impacted premium growth by 1.6 percentage points. In **health** insurance, premium volume expanded by no less than 7.8% to €4.9bn by virtue of premium adjustments and good sales figures for supplementary insurances, thus making up for the reduction in **life insurance**, where premium decreased to €7.4bn (7.8bn). **Property-casualty insurance** (including legal expenses insurance) grew slightly, like the market as a whole, and recorded a premium volume of €5.3bn (5.2bn).

Investment result compensates for burdens from natural catastrophes

- Besides the solid results from basic business in primary insurance and reinsurance, the **greatly improved investment result** of €10.8bn (8.0bn) was an important factor in the Group's record profit. The realised capital gains from cutting back holdings in Allianz and Commerzbank, the sale of stakes in MAN and Karlsruher, and above all the exchange of HVB shares into UniCredit stock (stake meanwhile below 5%) contributed €2.1bn to the investment result. In line with their strategic objective, these transactions also significantly improved the diversification of the portfolio. The investment result includes write-downs of investments totalling €1,150m (1,050m). Return on investment increased to 5.9% (4.5%), whilst unrealised gains on investments available for sale grew to €11.0bn (8.4bn). At 13.4%, the proportion of investments in equities (after taking hedging into account) remained at the same level as in the previous year.

Equity rose by 19.4% to €24.7bn, mainly due to the increased consolidated profit. RoE — the return based on average equity (including minority interests) — amounted to 12.3%. At the AGM, the Board of Management and the Supervisory Board will propose a **dividend** of €3.10 per share, an increase of 55% on the previous year, resulting in a total distribution to shareholders of €707m (457m).
(Further Munich Re Group key figures for the business year 2005 can be found in the attachment.)

Substantial growth and earnings opportunities in the global health market

"Growth is not an end in itself. Smart growth means seeking profitability and growth potentials off the beaten track as well. Here the **global health market** offers us great opportunities", said von Bomhard. Since 2000, the global market for financial protection in healthcare has grown by nearly 40% to an estimated US$ 4 trillion, with an average annual growth rate of around 6%. This trend will continue — driven by demographic development, medical progress and an improved economic situation for many people in the emerging countries. For the year 2015, a global volume of almost US$ 7 trillion per year is projected.

With its product range and combined know-how from primary insurance and reinsurance, the Munich Re Group is better prepared than other players when its comes to benefiting from the rising demand for financing healthcare services. "We are focusing our skills and resources on markets which offer the greatest earnings and growth potential. We intend to strategically exploit our Group's unparalleled opportunities for synergy and to coordinate operations more intensively across segmental and divisional boundaries. In the next ten years, the Munich Re Group will tap **substantial new premium potential** in the health market", added von Bomhard. The field of activities ranges from classical reinsurance and DKV's primary insurance to special companies like MedNet, ArztPartner almeda and Mercur Assistance, which offer services primarily in the health market (managed care services). Thus positioned, the Munich Re Group can support its business partners more extensively in this market in all functions along the value chain.

Munich Re is active in several growth markets outside Europe. In China, where it has been represented for 50 years and is the first reinsurer to have gained a licence, the Group is participating via DKV in the first private health insurer, PICC Health. And with a project in the Gulf region, the Group is taking advantage of the scope for innovation there and thus the chance to gain a competitive edge. In Abu Dhabi, Munich Re is establishing and operating the first specialist health insurer, with basic and supplementary insurance for expatriates.

Ambitious return target for the business year 2006

The Munich Re Group is continuing to pursue its line of **profit before growth**. In the latest renewals of many non-life reinsurance treaties, it again adhered to its rigorous underwriting policy with risk-adequate prices, terms and conditions, and intends to do the same in the forthcoming renewals in 2006 (in Japan and South Korea and in parts of the US market, Australia and Latin America).

The Group expects gross premiums written of €37–38bn for 2006, with about the same volume coming from reinsurance* as in the previous year (between €22bn and €23bn). In primary insurance, gross premiums* of between €16.5bn and €17.0bn are expected, thus remaining stable when adjusted for the sale of Karlsruher. In non-life **reinsurance** business, the goal is to **outperform** the **combined ratio** target of **97%**, given normal claims experience, i.e. assuming that the share of natural catastrophe losses in the combined ratio does not exceed 5%. The **primary insurers** again aim to achieve a combined ratio of under 95%. With a return on investment of 4.5%, a profit of the same level as last year's outstanding result could be achieved, in a range of €2.6–2.8bn.

Altogether, the Munich Re Group's target for the year is a **return on risk-adjusted capital (RORAC) of 15%**. The basis for this performance indicator is the risk-based capital of currently €17.0bn, determined using the Group's internal risk model and reflecting all the risks of underwriting and investment. As a key factor, risk-based capital will be used from this business year onwards not only in the Group's internal management but also in the external communication of its targets. In contrast to the previous performance indicator (return on

equity — RoE), RORAC will take into account the risk exposure of the portfolio, thus providing a much better reflection of economic return and value added. Von Bomhard: "For a diversified insurance group like Munich Re, a risk-oriented corporate target is necessary. After all, we base our capital management on risk-return considerations as well. Our strong capitalisation provides opportunities for growth. It is also the solid foundation of our financial strength, on which our clients can rely. We would counter any excessive capitalisation with active capital management. The substantial dividend increase is emphatic proof of our shareholder orientation. We do not rule out other measures either, such as share buy-backs, given appropriate parameters. This approach also keeps our underwriting discipline strong."

(More information on the new performance indicator can be found on page 48 ff. of the Munich Re Group Annual Report).

---

* Figures in the segments reinsurance and primary insurance before elimination of intra-Group transactions across segments.

Disclaimer
This press release contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (89) 38 91-25 04. or Irmgard Joas on +49 (89) 38 91-93 92.
The Annual Report 2005 and the presentation for the balance sheet press conference (at 10.30 a.m. today) can be viewed in German and English at www.munichre.com/bilanz-pk.
The Company's Annual General Meeting will take place at 10 a.m. on 19 April 2006.

Munich, 14 March 2006

Münchener Rückversicherungs–Gesellschaft
signed Dr. von Bomhard signed Küppers

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 19 April 2006

Munich Reinsurance Company's Annual General Meeting today: Proposals of Supervisory Board and Board of Management adopted by large majority of shareholders / Dividend of €3.10 per share for 2005 – a 55% increase / Renewals in reinsurance lay foundations for another successful business year in 2006

1) Optimistic outlook

"Given its outstanding result for the business year **2005**, Munich Re is paying out a **record dividend amount totalling €707m**. We bettered the record profit we had set in 2004, achieving another exceptionally good result in Munich Re's 125th anniversary year. With a **profit of over €2.7bn for 2005**, the Group met its return target. Although the high hurricane losses put us to the test, thanks to our broad diversification with significant operations in primary insurance and reinsurance, we were able to more than just compensate for the burdens", said Chairman of the Board of Management Nikolaus von Bomhard in his report to shareholders. Another contributor to the profit was an excellent investment result, which was partly the consequence of further derisking on the assets side. "In the **current business year, we are aiming at a consolidated profit in the range of €2.6bn to €2.8bn**. As things stand at present — taking into account the major losses incurred in the first quarter — we are **on track**."

With the **renewal** of a large portion of its reinsurance treaties in non–life business, Munich Re laid the foundations at the beginning of 2006 for another successful business year. The most recent **treaty renewals in Japan and Korea at 1 April** continued the positive trend. Von Bomhard: "Munich Re was able to increase its shares in profitable treaties and acquire promising new business. Altogether, **our business volume in both countries thus grew further — with enhanced profitability**." As in the past renewals, Munich Re will strictly adhere to risk–adequate prices, terms and conditions in the forthcoming renewals of treaties at 1 July in parts of the US market, Australia and Latin America, and expects a similarly stable environment in these markets. "Profitability before growth: this maxim continues to apply

unchanged. We aspire to be the most profitable of the big five reinsurers," added von Bomhard.

2) Resolutions at the Annual General Meeting

Currently, more than 140,000 shareholders are entered in the share register, the free float having increased to 90.6% in the past year (previous year 80.6%).

The AGM **adopted all the proposals of the Supervisory Board and Board of Management by large majorities:**

- It voted for a **dividend** of €3.10 per share (previous year: €2.00), thereby increasing the overall amount distributed to €707m (2004: €457m).
- The AGM renewed the **authorisation to buy back shares** up to a total amount of 10% of the share capital. The authorisation granted last year would have expired in October 2006 and has thus been replaced.
- Also approved was the motion to create **a new authorisation for increasing the share capital** so staff of the Munich Re Group can continue to be offered **employee shares**. The Board of Management was authorised, with the consent of the Supervisory Board, to increase the share capital by up to €5m (previously €3.84m).
- **Amendments to the Articles of Association** provide for greater flexibility in selecting a venue for the AGM. Besides this, in line with the German law to strengthen corporate integrity and to modernise the right to challenge contracts (UMAG), the powers of direction of the Chairman of the AGM were changed to ensure the reasonable conduct of the AGM in terms of time and content.

All voting results are available at www.munichre.com/agm. The shareholder portal provides shareholders with regularly updated information on the Munich Re Group.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (89) 38 91–25 04 or Irmgard Joas on +49 (89) 38 91–93 92.

The media telephone conference on the figures as at 31 March 2006 will take place on 9 May 2006 at 9.30 a.m.

Munich, 19 April 2006

Münchener Rückversicherungs–Gesellschaft
signed von Bomhard signed Küppers

Munich Re Group
Annual Report 2004

TAB 2

Advancing innovation


Münchener Rück
Munich Re Group

Our shares

		2004	2003	2002	2001	2000
Earnings per share	€	**8.01**	–2.25	1.54*	1.34*	9.41*
Dividend per share	€	**2.00**	1.25	1.25	1.25	1.25
Amount distributed	€m	**457**	286	223	221	221
Share price at 31 December	€	**90.45**	96.12	114.00	305.00	380.00
Munich Re's market capitalisation at 31 December	€bn	**20.8**	22.1	20.4	54.0	67.2

*Taking into account the capital increase in November 2003.

Premium growth


2000
19.2%
6.8%
Total 13.5%
2001
21.1%
9.0%
Total 16.1%
2002
14.6%
5.6%
Total 10.8%
2003
–2.6%
6.3%
Total 1.0%
2004
–9.7%
–0.6%
Total –5.8%

Reinsurance
Primary insurance

Shares of premium income from reinsurance and primary insurance, broken down by life and health and property-casualty*


Reinsurance 53.7%
Primary insurance 46.3%
2000
Life and health 12.5%
Property-casualty 41.2%
Life and health 33.1%
Property-casualty 13.2%
Total 100%
Reinsurance 56.5%
Primary insurance 43.5%
2001
Life and health 13.9%
Property-casualty 42.6%
Life and health 30.8%
Property-casualty 12.7%
Total 100%
Reinsurance 58.6%
Primary insurance 41.4%
2002
Life and health 13.9%
Property-casualty 44.7%
Life and health 29.4%
Property-casualty 12.0%
Total 100%
Reinsurance 56.4%
Primary insurance 43.6%
2003
Life and health 14.6%
Property-casualty 41.8%
Life and health 31.0%
Property-casualty 12.6%
Total 100%
Reinsurance 54.0%
Primary insurance 46.0%
2004
Life and health 17.3%
Property-casualty 36.7%
Life and health 32.4%
Property-casualty 13.6%
Total 100.0%

*After elimination of intra-Group transactions across segments.

Reinsurance
Primary insurance

Share of premium income from outside Germany*


2000
85.7%
14.3%
Total 48.2%
2001
84.2%
15.8%
Total 54.8%
2002
86.2%
13.8%
Total 56.9%
2003
86.2%
13.8%
Total 54.8%
2004
84.2%
15.8%
Total 54.0%

*After elimination of intra-Group transactions across segments.

Reinsurance
Primary insurance

The Munich Re Group

Our operations encompass all aspects of risk assumption in primary insurance and reinsurance. We are one of the world's largest reinsurers and the second-largest primary insurer in Germany.

Reinsurance: We have been in the business of insuring insurers since 1880.

Primary insurance: Our primary insurers – the ERGO Group with its brands VICTORIA, Hamburg-Mannheimer, DKV, D.A.S. and KarstadtQuelle Versicherungen, plus Karlsruher and Europäische Reiseversicherung – provide cover for private individuals and for small and medium-sized businesses.

Our subsidiary MEAG manages our assets and offers investment products for private clients and institutional investors.

Munich Re Group
Key figures (IFRS)

		2004	2003	2002	2001	2000
Gross premiums written	€bn	**38.1**	40.4	40.0	36.1	31.1
Result before amortisation of goodwill	€m	**2,948**	1,971*	–20*	–445*	2,595*
Taxes on income*	€m	**712**	1,752*	–605*	–1,070*	379*
Minority interests in earnings	€m	**59**	–34	–74	145	321
Profit for the year	€m	**1,833**	–434	288	250	1,750
Investments	€bn	**178.1**	171.9	156.3	162.0	159.4
Return on equity	%	**9.4**	–2.6	1.7	1.2	8.3
Shareholders' equity	€bn	**20.2**	18.9	13.9	19.4	23.6
*Valuation reserves not recognised in balance sheet***	€bn	**3.2**	1.8	1.1	16.4	21.9
Net underwriting provisions	€bn	**154.3**	147.5	143.0	138.6	131.5
Staff at 31 December		**40,962**	41,431	41,396	38,317	36,481

*Adjusted after reallocation of "other tax" to "other expenses".
**Including amounts apportionable to minority interests.

Reinsurance*
Key figures (IFRS)

		2004	2003	2002	2001	2000
Gross premiums written	€bn	**22.4**	24.8	25.4	22.2	18.3
Investments	€bn	**81.2**	80.4	68.6	71.0	64.9
Net underwriting provisions	€bn	**58.2**	56.7	55.3	50.8	43.9
Reserve ratio property-casualty	%	**243.8**	205.0	201.1	245.6	225.6
Large and very large losses (net)	€m	**1,201**	1,054	1,844	3,407	1,150
Thereof *natural catastrophe losses*	€m	**713**	288	577	212	410
Combined ratio non-life	%	**98.9**	96.7	122.4	135.1	115.3

*Before elimination of intra-Group transactions across segments.

Primary insurance*
Key figures (IFRS)

		2004	2003	2002	2001	2000
Gross premiums written	€bn	**17.5**	17.6	16.6	15.7	14.4
Investments	€bn	**115.0**	108.3	104.4	103.6	102.9
Net underwriting provisions	€bn	**96.1**	91.0	88.4	87.4	87.3
Reserve ratio property-casualty	%	**116.8**	114.5	116.3	113.9	113.1
Combined ratio property-casualty	%	**93.0**	96.4	99.9	101.4	97.2

*Before elimination of intra-Group transactions across segments.

125 years
Advancing innovation

Advancing innovation

Progress is accompanied by risks – everywhere, at all times. Munich Re's task is to identify and evaluate these risks and turn them into viable insurance concepts. That is the key to profitable growth. We have therefore launched an innovation offensive. Our initiatives bring movement into the market: be it our involvement in India, our refinement of loss reserve calculations, or our human resources risk management. In this way, we generate successful business and also show social responsibility by partnering technological progress, as in the case of insurance for geological risk. Behind these endeavours are competent and motivated staff, who demonstrate their skills in old and new fields with energy and ideas – advancing innovation.



Accuracy

Improvement

Practical relevance

Prognosis

Reliability

Gauß Prize for Dr. Gerhard Quarg

practical relevance

improvement

reliability accuracy
prognoses

Prof. Dr. Thomas Mack, Chief Non-Life Actuary at Munich Re

I can still vividly recall how our mathematics teacher, frustrated by our lack of enthusiasm, came out with this incredible sentence that was more than provocative for us pupils: "Everything can be modelled with figures, even your antipathy to mathematics."

That hit home. But it was only years later that the best among us were able to grasp the practical dimensions of this bon mot. Of course, emotions are very difficult to capture in figures and formulae. But the field in which we actuaries at Munich Re move is scarcely less complex, our job being to model risks – and thus future scenarios – mathematically. We have made substantial progress in this area, arriving at calculations that are of enormous practical significance. This includes in particular the area of loss reserving, where our actuaries have been active for many years. With the new mathematical model, Munich Chain Ladder, loss reserves can be determined more precisely than before. Dr. Gerhard Quarg was awarded the Gauß Prize for this innovation – to the great delight of us all.

Whilst mathematics has always played an important part in life insurance, it was neglected for a long time in non-life insurance. This was partly because insurers believed errors in premium calculation could be remedied relatively quickly, owing to the short policy periods. It was also because the bases for calculating with higher volatilities had yet to be developed. All this has changed significantly in the last ten years, so that mathematics now plays an indispensable role in non-life insurance as well.

Premium calculation is a classic domain of mathematics, in which new areas of work are constantly emerging for our actuaries. Owing to the global deregulation trend and resultant privatisations, for example, rates and products have to be developed that enable underwriting to be conducted on a reasonably sound basis right from the start. The stronger the competition, the narrower the margins – and the more precise the premium calculations need to be, especially in the case of complex and non-standardised covers. We have created a pricing tool for such individual requirements.

A further area of activity for mathematics came into being with the rapid growth of the stock markets, which promoted the shareholder-value principle and made return on equity the most important key indicator. Since then, one of our tasks has been to calculate the necessary operating equity for our reinsurance portfolio and distribute this in such a way between the individual segments that a risk-commensurate return can be determined for each business segment. We have a sophisticated risk model for this, which incorporates both our underwriting business and our investments. Ultimately, what this amounts to is a model for "steering" the whole Group. After all, the more accurately we can calculate the steering components, the more precisely we can quantify the profit and loss potential inherent in each segment. Our actuaries' work thus helps to prepare business policy decisions quantitatively.

Closely linked to this is an extremely important aspect which has grown in significance, not least owing to globalisation: the progressive tightening of accounting and solvency requirements. These demand a more realistic evaluation of assets and liabilities, for which loss reserves – and here we are back with Mr. Quarg's topic – need to be accurately projected.

In a nutshell: Premium calculations, value-based management and risk management – all of these require mathematics.

More accurate ultimate loss projections with Munich Chain Ladder

Two different data sets are commonly used for calculating loss reserves: on the one hand, data from the development of paid losses and, on the other, data that reflects the development of losses incurred, i.e. the sum of paid losses and case reserves. Ideally, the results of the two calculations should tally. In practice, however, they are nearly always different. It is therefore difficult to decide which of the two ultimate loss projections is likely to be the more accurate. Especially in liability business, with its long run-off periods, this is a major problem. Gerhard Quarg therefore looked into whether correlations between the two data sets could be found that would pave the way for a new, more reliable calculation system. He found them by working out a third approach involving parameters from old, fully settled accident years in which the values of the paid-loss and incurred-loss data converged. He used this to link the two previously separate calculation methods with each other. Thus the chain ladder method became the Munich Chain Ladder method. With this model, it is possible to refine reserving procedures to such an extent that the uncertainty they always entail can be reduced in many instances – a significant improvement in loss reserving and rate calculation, also for our clients to whom we make the new calculation method available.



Head of Munich Re's central mathematics team for many years: Prof. Dr. Thomas Mack.

Innovation for profitable growth

Progress innovation

entrepreneurial

spirit, openness, curiosity will

Dr. Tanja Hujber, Innovative Solutions Asia, Australasia, Africa



Accuracy
Benefit
Consistent
Courage
Creativity
Curiosity
Dialogue
Employees
Entrepreneurial spirit
Experts
Fascinating
Improvement
Initiative
Innovation
Openness
Opportunities
Partnership
Pioneer
Practical relevance
Profitable
Prognosis
Progress
Reliability
Responsibility
Risk
Solutions
Trust
Vision
Will

Dr. Torsten Jeworrek, member of Munich Re's Board of Management

Munich Re practises joined-up thinking to an extent unmatched by most other companies, can draw on a wealth of knowledge, and has the world's leading risk models: an excellent starting position for profitable growth, which we aim to achieve above all through sustainable innovations.

For us, "innovation" means devising a solution that is needed and new for the market. As reinsurers, we thus develop vital new earnings potentials. This does not happen of its own accord, but as a result of initiative, self-criticism, creativity, entrepreneurial thinking and dialogue with our clients.

The message is clear: We want to meet the needs of our clients even more flexibly, to differentiate ourselves clearly from our competitors and thus forge long-term ties with our clients.

We have understood the need to sharpen our "hunting instinct" further and have made innovation – one of Munich Re's old strengths – a central topic. The objective is an omnipresent, creative and productive restlessness that courageously tackles new issues but is also able to recognise misdevelopments quickly and to stop projects without hesitation if necessary. After all, the relationship between risk and opportunity must be right.

Our innovation teams have an important part to play here. They are made up of highly qualified staff with a broad knowledge profile who work together with the operative units to identify and develop new fields of business, create new products and optimise our services and distribution channels. As they operate on a cross-divisional basis, they have the benefit of a broader perspective. They can approach the various topics from different angles and give new answers to new questions, not least because they incorporate experience from other areas and so initiate synergy effects. In short, the innovation teams function as catalysts that can stimulate fruitful developments within Munich Re and open up new sources of earnings.

Innovation – Part of Munich Re for over 100 years

At the beginning of the industrial era, the question arose of how the risks that inevitably accompanied progress could be limited and distributed in such a way that they would not hinder the modernisation process. What needed to be tamed above all were the unusually powerful and dangerous forces of steam engines and boilers. As far back as 1859, the Boiler Assurance Company was set up, with the aim not only of preventing accidents by means of inspections but also of offering insurance cover for property damage and bodily injury. Thus began the history of engineering insurance, which in the wake of industrialisation also spread from the UK and the USA to Germany.

At the end of the 19th century, Munich Re – still a young company – devised a completely new concept for machinery insurance. In contrast to fire insurance, which only indemnified losses resulting from named perils, machinery insurance was conceived as an all-risks cover – an innovative product that was rapidly expanded and soon offered for machines in nearly all sectors. Success was forthcoming: machinery insurance was soon being marketed in Austria, Hungary, Italy, the Netherlands and overseas as well. Munich Re developed further new products like loss of business insurance in 1910 (which anticipated the basic features of machinery loss of profits insurance) or erection all risks insurance (providing cover for the construction of technical facilities). Ever since that time, Munich Re has been partnering technological development and setting standards with its products, right up to the present "information age".

Munich Re has also taken innovative paths in life insurance, especially in the field of so-called substandard risks. In 1916, for example, it set up the Research and Service Department for Medically Substandard Risks, which gave many companies in Germany and abroad the chance to offer insurance cover to groups of people who had previously been considered uninsurable. This actually involved around 40% of applications. Heart attacks, mental diseases, hernias or bronchial tuberculosis, a disease still very common at the time, were no longer grounds for exclusion. Besides this, it introduced a new rating system that no longer simply added together individual impairments but considered an applicant's overall medical condition. This approach, together with medical progress, has meanwhile led to a situation where a good 98% of life insurance applications can be accepted. The evaluation system initiated by Munich Re has been continually refined and is used throughout the world as a rating aid. Given the constant acceleration in medical advances, the rating basis is reviewed at ever-shorter intervals. Most of the rating aids are long since available as internet-based services, which offer clients the latest knowledge on a constantly updated basis.



Dr. Torsten Jeworrek, Board member responsible for the Special and Financial Risks Division, which coordinates Munich Re's innovation teams.



Accuracy
Benefit
Consistent
Courage
Creativity
Curiosity
Dialogue
Employees
Entrepreneurial spirit
Experts
Fascinating
Improvement
Initiative
Innovation
Openness
Opportunities
Partnership
Pioneer
Practical relevance
Profitable
Prognosis
Progress
Reliability
Responsibility
Risk
Solutions
Trust
Vision
Will

A pioneer in growth markets

opportunities

courage

risk

vision

risks

opportunities

pioneer

trust

part-
nerships

Dr. Nayan Shah, Partner and Executive Manager of Paramount Health Care Management, Mumbai

I remember it well. It was in Mumbai in September 1999. I was sitting in the office of my X-ray institute. Mr. Weber of Munich Re came in – and had to be careful not to bang his head on the ceiling. That might have become our first joint claims case. It was quickly evident that we shared the same vision: the development of a professional management system for Indian health insurance business. In India there are around 250 million potential insurance clients who can afford private health insurance cover. But only 4% of them have health insurance at present. What potential! Since data is lacking and there are no uniform standards for cooperation between medical providers, these opportunities could not be exploited up to now. Patients themselves are hardest hit: they are left to fend for themselves financially and cannot influence the quality of services. What we urgently needed was a constructive intermediary role between insurers, patients and healthcare providers, someone who could assess and manage the benefits and the related risks professionally so that trust is engendered among all concerned. With strong backing from Munich Re, Paramount has managed to fill this role – and with considerable success. Of the original total of 23 licensed Third Party Administrators (TPAs), only three to four have respectable volume, and Paramount is today considered number one in the market. It lists among its clients all four state companies and six of the seven private insurers and enjoys an excellent reputation. Whereas to begin with we had 30 staff at our head office in Mumbai, today we have over 780 in more than 20 branch offices all over India, including more than 100 excellently trained doctors; with 200,000 claims cases a year, they manage a volume of some US$ 65m. Anyone familiar with the Indian market knows that this is only the beginning.

Profiting from flourishing markets – The example of India
One billion people, an economic system that is in the process of opening up, a flourishing national economy and one of the most important growth markets – that, too, is India. Owing to the demographic trends, the strongly expanding middle class and the low insurance penetration, growth potential is especially great in health insurance. However, we can and will only carry risk when we enter a market if the parameters allow control of the related risks and thus profitable business. Our involvement is therefore geared to building up the first nationwide administration and management services in India for health insurance. That is something the insurance companies cannot fully achieve themselves because in some cases their know-how and technical tools are not extensive enough or because their business volume does not make it worthwhile.

With Paramount, we already manage and administer two million insureds, and thus a considerable claims volume. As a result, we are acquiring an increasingly strong negotiating position with medical providers. Thanks to our business volume and know-how, we are able to negotiate discounts, to make treatments more transparent, to prevent manipulations in the settlement of accounts, and to trigger improvements in quality in the healthcare sector. We consequently offer our clients further added value, which they could not attain on their own. Increasing co-operation additionally gives rise to trust and confidence, also with the medical providers – to our mutual benefit. The hospitals and their investors recognise the growing demand potential. Their capacity is better utilised and the increasing revenue streams from the private sector create more financial stability.

We can also use the experience gained from this interaction, plus the information and data we gather, for the optimum design and pricing of insurance products. With such an integrated approach, our insurance company clients enjoy a broad range of valuable services which are key success factors in carrying risk – be it as an insurer or a reinsurer.

Paramount has become a hallmark of quality, and significant efforts are being made to further improve standards in the market. It will enjoy an above-average share of India's growing insurance market and will be able to transfer its experience to other fields of business: in the case of medical examination services, for example, or in risk assessment for health and life insurance, in emergency medical assistance for travellers (in cooperation with Munich Re's subsidiaries Mercur Assistance and Euroalarm) and in business process outsourcing, initially for our own Group companies – a new, innovative field of business that we can extend to external clients as well.



Horst Weber and Dr. Nayan Shah, both pleased about the development of service company Paramount.

New energy

solutions

Creativity

prognoses

dialogue experts

responsibility



Creativity

Dialogue

Experts

Prognosis

Responsibility

Solutions

Questions to Prof. Dr. Fritz Vahrenholt, Chairman of the Board of Management of REpower Systems AG, a leading manufacturer of wind power plants, and member of the German Council for Sustainable Development.

Professor Vahrenholt, you are quoted as saying "We have to solve three important problems in the 21st century: first the energy question, second the energy question and third the energy question." What makes the energy question so important?
Vahrenholt: For me, there are three driving factors. The first is scarcity. We are about to experience an enormous hunger for energy – just think of developments in China, India or Brazil. Affluence is growing there, as are the populations. At the same time, oil production will reach its peak in the next 15 to 20 years. You'll buy your next-but-one car in the oil crisis! The second driving factor is dependency. In the OECD states, we are reliant on politically unstable regions where 70% of the oil reserves are to be found. The third factor is the climate. We have already reached a position where we can only curb the force of climate change, not prevent it. If we need more energy, it will have to be sustainable. Whoever solves the energy question also answers all the important questions of the future, such as those relating to drinking water and food, because you need sustainable energy for all of them.

The key thing is to reduce carbon dioxide emissions. For that, major investments in renewable energy are necessary. What are the most important steps?
Vahrenholt: Given the scarcity of resources and the growing demand, large investments are essential. What we need is sufficient CO_2-free energy. At present, all forms of renewable energy are more expensive than the classic forms. We need to get them to where they have the biggest chance of being competitive – technically and regionally. Every new form of energy takes 30 years to become competitive. With the renewables, we have only five to ten years behind us; in ten to 20 years, they will be the cheap forms of energy in the power mix. All nations and firms that are far-sighted and invest in renewable energy today will have an unassailable lead in ten years' time.

What contribution can insurers make?
Vahrenholt: If we don't run any risks, we won't have any chance of solving the huge problems of the future. Insurers can help to carry the risks. For this, we need companies like Munich Re which have the knowledge to recognise the role of renewable energies and, in their own interests, share the climate-policy perspective of those who are breaking new ground in this field.



Enjoying their work – Munich Re experts handling insurance for geological risk: Dr. Thomas Amoldt, Senior Consultant and Thomas Friedrich, Underwriter.

Insurance for geological risk – A chance for geothermal power

One of the biggest hopes among renewable energies is geothermal power, i.e. heat from beneath the earth's surface, which in contrast to wind or solar power has the ability to provide base load capacity to meet demand around the clock. Munich Re devoted a great deal of attention to this subject last year. It all started when the mayor of Unterhaching, a municipality on the outskirts of Munich, approached us about a project for drilling for thermal water there in order to generate power in a geothermal power plant. The drilling work – to a depth of over 3,000 metres – was expected to cost €5m, but the outcome was uncertain: a classic entrepreneurial risk. What with the geological and technical imponderables involved, investors are reluctant to put money into such geothermal projects. The problem is that very few comparable projects have started so far, so there is little data available for modelling and calculating risks. Our specialists – above all geologists and drilling engineers – studied the paperwork and, on the basis of external engineering opinions and their own expertise, assessed the risk. The result: Munich Re came up with a solution in the form of insurance for geological risk, the first private-sector insurance of this kind in Europe. Thanks to our extensive knowledge and our scientific resources, we were able to define a risk-adequate and competitive premium. The insurance covers the risk of project failure, i.e. the production of less than 65 litres per second, or partial success, the production of more than 65 but less than 100 litres per second. In addition, the insurance gave backing for so-called stimulation measures that might be necessary in order to influence the outcome positively if the initial drilling is unsuccessful. In other words, insurance for geological risk covers the loss that is incurred if, despite stimulation measures, the drilling yields such poor results that the production of thermal water would not be worthwhile. The maximum possible loss is calculated as the costs of drilling plus the costs of stimulation measures.

During the drilling work, our experts were regularly on site for consultation and advice. The geothermal project was successful: the production rate of over 150 litres of water per second at a temperature of 122°C is sufficient to operate a 3.9 MW turbine for generating electricity and to run a district-heating system. This amounts to an annual saving of 30,000 tonnes of carbon dioxide, 7 tonnes of sulphur dioxide and 11 tonnes of nitrous oxide. Apart from significantly enhancing our reputation for innovative solutions in the field of renewable energies, the project also brought us an economic profit with its positive outcome, and documented one of Munich Re's special qualities: being able to model risks well even on the basis of limited data – an ability that makes it possible to insure innovative projects at all. In the meantime there have been further enquiries, relating to similar projects. Trend: Strongly rising.

by Detlef Schne[illegible]



Accuracy
Benefit
Consistent
Courage
Creativity
Curiosity
Dialogue
Employees
Entrepreneurial spirit
Experts
Fascinating
Improvement
Initiative
Innovation
Openness
Opportunities
Partnership
Pioneer
Practical relevance
Profitable
Prognosis
Progress
Reliability
Responsibility
Risk
Solutions
Trust
Vision
Will

Competent risk management for human resources

Employees

initiative

fascinating

risks

consistent

benefit

An interview with Dr. Detlef Schneidawind, member of the Board of Management responsible for Human Resources, Life and Health

Dr. Schneidawind, how do human resources and risk management go together? Are employees a risk for you?
Schneidawind: No, on the contrary. It's not our employees that are a risk, not our human resources, but the potential lack of them. What we are talking about is the risk of not having staff for important positions, or at least not the right staff.

How great is this risk?
Schneidawind: That's precisely the problem. A firm may quickly find itself short of capital, but that risk is easy to measure. By contrast, the problem of having staff with insufficient or inappropriate qualifications is difficult to quantify. For that reason alone, we all too easily lose sight of it.

How did you come to link human resources and risk management?
Schneidawind: We had long been discussing different risks, especially those posed by storms, diseases, new technologies and investments. What it came down to in every case was the need for functioning risk management. Then the penny dropped for me: How do I, as the Board member responsible for human resources, actually handle the risk connected with loss of staff, inadequate qualifications, or lack of motivation?

How did you then develop a system for human resources risk management?
Schneidawind: Firstly, we established that we already do a great deal in terms of personnel development and knowledge management. Then I took the experience I had gained from our Life and Health Division and considered how our know-how in risk management could be linked with the area of human resources. And from this we evolved our human resources risk management.

Does that mean you have human resources risks at Munich Re under control?
Schneidawind: If we look at the positive attitude of our staff towards our firm, then we can at least say that we're not doing too badly. 98% of our employees are proud to work for Munich Re. And the 12,000 applications we receive each year point to the fact that we are considered an attractive employer. Thus our risk of "not having staff" is relatively low. But that need not always remain so. We will therefore be refining our risk management in the area of human resources and, as the next step, will subject our system to a stress test like those used elsewhere, mainly in the financial sector.

Munich Re's human resources risk management
Our risk management system PRIMUS in the human resources sector identifies, measures and controls personnel risks on the basis of the four generally acknowledged individual risks:

- Risk of shortages: The company lacks the necessary knowledge carriers and high performers.
- Risk of insufficient adaptation: Employees' skills and qualifications do not keep pace with the company's development.
- Risk of demotivation: Staff do not give their best.
- Risk of losing staff: High performers and knowledge carriers may leave the company.

In our personnel controlling, we identify indicators for evaluating, monitoring and managing the individual risks.

Take the risk of shortages, for example. If a company has a positive image, this helps to prevent shortages in human resources from occurring in the first place. Indicators of an employer's attractiveness include the number of unsolicited applications, the number of applications in response to a job advert and staff turnover. All three indicators can easily be quantified and already give an indication of whether a company's risk of personnel shortages is on the high or low side.

We also incorporate other factors in the evaluation, such as the efficiency of staff recruitment and the capacity of our successor pool. The measure for this, includes an internal recruitment quota: if many positions can be filled internally, the company is not so dependent on external factors such as demographic development and the situation on the employment market. If the successor pool is well stocked by the staff development scheme, it is possible, for example, to nominate at least three potential managers for each executive position to be filled. Munich Re can counter the risk of shortages well in this way – but at the same time it exposes itself to another risk: if three potential successors are available for each management position, two inevitably lose out. That can lead to frustration, demotivation or even loss of very well trained staff. We counter this risk with a whole package of measures. Employees must be eligible for several positions. Supply and demand should be more or less balanced out. But a competitive, performance-related salary is also part of the equation, as are fringe benefits and a company pension.

This shows that the interdependencies of different influences and measures make the management of human resources risks a similarly complex task to that of the classic risk management with which we conduct our business.



Dr. Bernd Kosub, developer of PRIMUS, Munich Re's risk management system for human resources.

24

28

34

42

The Board of Management 50
The Supervisory Board 52
The Munich Re Group 53
– Reinsurance 54
– Primary insurance 57
– Asset management 59

Hurricanes and typhoons 62
Eastern Europe 64
Capital market solutions 65
Customised portfolio solutions 67
Healthcare management 68
DKV in China 71
Life insurance 72

Report of the Supervisory Board 76
Supervisory Board committees 79
Corporate governance 80
Rating 82
Sustainability as an opportunity 83
Sustainable investment 83
Staff 85
Social commitment 86
Environment 88

Management report 93
– Key parameters 93
– Business performance 96
– Prospects 130
– Risk report 133
Consolidated balance sheet 144
Consolidated income statement 146
Change in shareholders' equity 147
Consolidated cash flow statement 148
Segment reporting 150
Notes to the consolidated financial statements 158
Affiliated enterprises 195
Auditor's report 198
Seats held on other boards 199

Glossary 203
Index of key terms 209
Important addresses 210
Classes of business 212
Multi-year overview
Quarterly figures
Important dates


35
AKTIE

43


61

75


Then and now

Munich Re shares: From flotation to sustainability index _ Page 35
Business model in 1880 and 2005 _ Page 43
From reinsurer to Munich Re Group _ Page 49
Natural hazards: From San Francisco to climate change _ Page 61
Social pioneering over the years _ Page 75
From the first to the best annual result _ Page 91

125 years
Advancing innovation

Dear Shareholders,



Dr. Nikolaus von Bomhard
Chairman of Munich Re's
Board of Management

Today I am in a much more agreeable position than one year ago, when I had to report to you on a disappointing result for 2003. It was already becoming apparent then, however, that the steps we had taken would bear fruit in 2004. With the Group profit for the past business year – the best in Munich Re's history – we have achieved a turnaround that could not be more striking. What did I want to accomplish in the first year of my chairmanship? Are we on course with our result for 2004? At the beginning of last year, we established three focal points in our programme to secure a profitable future for the Munich Re Group:

- Firstly, in reinsurance, to maintain the high level of profitability we had regained in the previous year, building on it where possible.
- Secondly, in primary insurance, to return ERGO to the profit zone.
- Thirdly, to ensure by means of tools like our integrated risk management that our investments support our underwriting business – without themselves tying up too much risk capital.

We worked energetically on these three major projects in the past year. The result we achieved in 2004 is an important and visible step towards sustainable profitability. It documents our will to regain our undisputed strength of former years and gives us the strategic scope we need to secure lasting success for the Munich Re Group in the future. And that is how we also aim to fulfil your justified expectations: the capital that you have invested in Munich Re should earn an adequate return. For I regard your confidence in Munich Re – and thus also the confidence of the capital markets – as a basic precondition for long-term success.

With our Group profit of €1.8bn, we did not quite reach our very ambitious target of €2bn. This is mainly due to the HVB Group's special writedown, which only became known this January and impacted our income statement to the tune of €240m.

In addition to the heavy losses from natural catastrophes, which I wrote about in my letter for the third quarter, burdens from US business also affected our result. Our subsidiary American Re added US$ 180m to its reserves for asbestos-related claims, which are still being reported for periods going back many years. It made a further increase of US$ 302m to reserves for losses stemming in particular from US liability business. In this segment, we have already taken fundamental business policy decisions to ensure that we achieve long-term profitability. These include the decision for MARP, an American Re subsidiary, to give up directly written US liability and professional indemnity business for large clients.

Despite these adversities, a combined ratio of 98.9% enabled us to post an underwriting profit in property-casualty reinsurance. For me, this shows two things. Our reinsurance portfolio has now attained a quality that allows us to absorb even large additional loss burdens. At the same time, the result endorses our policy of not deviating from risk-adequate prices and conditions. We have steadfastly adhered to this policy in the successful renewals of treaties at 1 January 2005. I therefore expect that in the current year we will again record a very satisfactory reinsurance result.

In 2004, primary insurance – in the form of ERGO – also made a positive contribution to the Group result. I am particularly pleased that in the past year ERGO was able to earn its cost of capital, an objective we originally did not envisage meeting until 2005.

Given its importance in the Group, ERGO has a major part to play in sustaining future profitability. The steps for restructuring ERGO, which I strongly supported, were initiated in 2004 and are already having a positive effect. With the clear accountability that now exists, business objectives can be pursued much more vigorously than before.

We are following our clear words on the significance of primary insurance in the Munich Re Group with action. Not only does ERGO remain an integral part of the Group, we will also be placing more emphasis on the Group perspective when taking decisions that affect the Munich Re Group as whole. ERGO and Munich Re will cooperate more closely in future. As regards the fundamental questions of strategy development and value-based management of our business, we see ourselves as one unit. That – no more and no less – is the meaning of "uniform control", to which we committed ourselves at the end of last year. But we have strictly separated the two big blocks in terms of operative business, not least because our clients in reinsurance rightly expect this of us.

The third focal point that I mentioned at the outset is integrated risk management. Here we concentrated last year on asset-liability and active capital management. We made substantial progress in our efforts to relieve our balance sheet of risks that do not conform to our business model strategy. Put plainly, we have significantly reduced our equity exposure, especially our investments in the German and European financial sector. We have thus appreciably diminished the concentration risk, even if there is certainly still scope for further "derisking" measures.

Ladies and gentlemen, we have produced a very good result for the business year 2004. We regard this – especially in reinsurance – not as the chance result of a particular market situation, but as the fruit of consistent and hard work. We are naturally continuing this work, given that the related challenges will remain with us in the coming years. Our programme for the next few years can be subsumed under three – admittedly rather abstract – headings:

- Active diversification of risks
- Focus on controlling "risk" as the underlying object of our business
- Optimising management quality and our VBM methods and tools

In our case, "diversification of risks" is more than the customary spreading of risks in insurance and reinsurance. For us, it is immaterial whether the risks we deal with derive formally from insurance or reinsurance: we approach the risks holistically. The borders between the two segments are becoming increasingly blurred. It is also a significant competitive advantage that we cover the whole value chain in the insurance industry and can exploit synergies in our risk management that profit all parts of the Group. Here we differ clearly from our main competitors, a fact that is plainly evident, for example, in life or health insurance. As social security systems are being restructured in many countries, we see great potential for insurance and reinsurance in these business segments.

To differentiate ourselves even more clearly from the competition and at the same time to achieve profitable growth, we intend to make even greater use of our distinctive risk competence in systematically offering the markets innovative concepts for risk management. The active search for new risks that need managing is a core part of our business model. Dotted throughout Munich Re's history are examples of how we have achieved a competitive edge through innovation and initiative. I want us to continue this tradition, drawing on our old strengths. For one thing is clear: the player that is quicker in identifying, technically modelling and assuming new risks from clients, at an adequate price and at the right conditions, has a decisive competitive lead and sets standards in the markets.

To this end, we need methods and tools for dynamically managing risks with foresight and prudent deployment of capital. The integrated management of risks on the assets side (such as investments) and the liabilities side (underwriting business) is of great importance. The better we control our risks, the more risk capital we can free up to finance, say, strategic growth opportunities and advance our Group's development.

Excellent management requires stable foundations, which include administration systems that provide reliable and versatile data resources for making decisions. In this area, we will be taking a huge step in our reinsurance operations by implementing our global administration system. This will create a joint platform with full data consistency throughout the reinsurance group and a "universal" solution for risk assessment, administration and accounting, thus significantly facilitating the analysis and controlling of our business.

I would like to conclude, ladies and gentlemen, with a far from everyday topic: on 19 April 2005, Munich Re will be 125 years old. This is a special event not many companies are privileged to celebrate. I would like this anniversary to send out a clear signal. Despite its age, Munich Re has remained young, full of energy and fit to take on the competition. Although there have been a few downs as well as ups in the many years of its existence, Munich Re's history is a success story. Our Company can claim an impressive record; it has brought great benefit – to its shareholders, clients and employees, and not least to the economy and society as a whole, both at home and abroad. Many generations have contributed to this success. Our task today is to continue bearing the torch, maintaining the importance and strengths of Munich Re in the future through our entrepreneurial and professional skills, through initiative and innovation – and thus consistently earning the profits that you, our shareholders, expect.

I am sure that I speak on your behalf when I thank the staff of the Munich Re Group for their dedication and hard work in the business year 2004. Without their commitment, the great turnaround in results would not have been possible.

Yours sincerely,

1882 – "Our phone number is 46"
The Royal Bavarian Post Office succeeds in enlisting 104 parties interested in owning a telephone and begins to set up a telephone network. Munich Re is one of these parties, and its first telephone connection is number 46. Not until 17 years later are electric light bulbs used to light the Company's offices. On 2 August 1899, Maffeistrasse 1 is hooked up to the municipal electricity grid.

1885 – Social innovations
Working at Munich Re has always been something special. Salaries are high. A Christmas bonus is introduced in 1885. A company pension scheme is established at Munich Re in 1891. From the mid-1890s, the company adopts "English working hours" from 9 a.m. to 4 p.m. Free lunches are served from 1897 on. In 1898, a programme for procuring housing for families is initiated. And as of 1905, all employees are entitled to paid holidays.



1907 – A great idea is sparked
Hungarian timber merchant Max von Engel is standing on the station platform in Lucerne. There are huge piles of baggage heaped up next to the train. Sparks fly from the steam engine and land on the suitcases. What if the suitcases caught fire? Who would indemnify the loss? Engel is struck by an idea: it would be good to be able to insure one's baggage at the check-in counter. The idea does not catch on at first. Until Engel meets Thieme. On 9 May 1907 they found Europäische Reiseversicherungs-A.G.

1939 – Working during the Second World War
Business proves increasingly difficult from 1939 onwards. Foreign business is largely transacted via Union Zürich, a Munich Re subsidiary. The war also leaves its mark within the Company. Paper consumption is rationalised; after work, typewriters and calculators have to be carried into the air-raid shelter. In 1943, Accounting is transferred to Schliersee. All staff return to Munich in 1946, where they are accommodated in emergency quarters.

1950 – The third beginning
Things are finally starting to look up. Foreign trade is allowed again, and the Company moves back into the previously requisitioned Main Building. Dr. Alois Alzheimer steers the company through the difficult post-war years. He is considered a strong guarantor of continuity and symbolises the successful rebuilding of Munich Re. In 1954, he recruits Horst K. Jannott, who in 1969 becomes his successor as Chairman of the Board of Management and heads the Company until 1993.

1996 – Acquisition of American Re
On 14 August, Munich Re and the Board of Directors of American Re as well as the latter's majority shareholder, investment company Kohlberg Kravis Robert & Co., reach agreement on Munich Re acquiring American Re for a total price of approximately US$ 3.3bn. Through the US reinsurer, Munich Re strongly expands its market position in the USA, the world's largest insurance market.

1997 – ERGO and MEAG established
3 July. The insurance groups VICTORIA/D.A.S. and Hamburg-Mannheimer/DKV merge under one holding company and become ERGO Versicherungsgruppe AG. To reinforce the financial strength of Munich Re and ERGO on a sustained basis, MEAG MUNICH ERGO AssetManagement GmbH is founded in 1999. Today, MEAG manages assets totalling approximately €146.8bn (as at 31 December 2004) and is hence one of the largest asset managers in the German insurance industry.

1880 – Founding of Munich Re
On 19 April, Carl Thieme establishes the Munich Reinsurance Company together with Messrs. Cramer-Klett, von Finck, Schauss, Pemsel and Schmidt-Polex. The first treaty is concluded with Thuringia. This and 32 other treaties, one of which is the first to be taken out with a foreign partner, are the proud results of Munich Re's first year of business. Five years later, Munich Re is the largest reinsurer in the world.



1898 – The birth of machinery insurance
In 1898, chief engineer Fritz Böhrer proposes to Carl Thieme a totally new type of insurance for machinery. Böhrer polls companies in Bavaria and, in collaboration with friendly insurance companies, develops "accident insurance for machinery". On 1 January 1900, Allianz Munich is granted a licence for Bavaria. From 1903, machinery insurance is authorised for all of Germany.

1906 – Earthquake in San Francisco
On 18 April 1906, the San Andreas Fault tears open over a distance of more than 200 kilometres. The earthquake strikes San Francisco with full force. 750 people are killed. The property damage incurred comes to an inconceivable 500 million dollars, Munich Re's share amounting to 11 million marks. In terms of premium income, the San Francisco earthquake constitutes the highest financial burden Munich Re has ever had to bear.

1919 – The second beginning
During the First World War, trading-with-the-enemy laws prohibit any business contacts with the German Reich. Countless reinsurance treaties are annulled and companies in foreign countries wound up. After the war, important countries such as Russia, England and the USA remain closed to Germany for many years. Gradually, from 1919 onwards, Munich Re's old business partners start coming back, eager to revive relations.

1922 – The first change of management
Carl Thieme transfers to the Supervisory Board in 1922; his successor as Chairman of the Board of Management is Wilhelm Kisskalt. He steers the company through difficult, changing times until 1937. In 1938, Dr. Kurt Schmitt takes the helm and manages the Company until 1945. From 1945 until his premature death in 1950, Dr. Eberhard von Reininghaus takes on the arduous task of helping to heal the wounds left by the war.



1985 – Mexico City in ruins
On 19 September, the largest city in the world is jolted by an earthquake measuring 8.1 on the Richter Scale and with a 7.5-magnitude aftershock the following day. 10,000 people are killed. A third of the city is reduced to rubble. Mexico's earthquake is the largest earthquake loss since the 1923 quake in Tokyo and one of the greatest burdens for the company since its founding.

Shareholdings reduced further
We reduce our investments in the financial services sector further in conjunction with HypoVereinsbank's capital increase and by lowering our stake in Allianz to under 10%. The marketing cooperation between ERGO and the HVB Group is maintained.
> Pages 121, 127

Geothermal energy project insured
Germany's largest geothermal energy project is launched in Unterhaching. The plan is to erect a geothermal power plant with an output of around 3.7 MW by the end of 2005, saving up to 30,000 tonnes of carbon dioxide per year. We come up with a new kind of insurance to cover the investment risks involved.
> Pages 14, 89

New management structure for ERGO
ERGO reorganises its management, providing for uniform, group-wide control and thus greater profitability. The identity of the individual brands and their sales channels remain intact.
> Page 120

Involvement in India
By founding Munich Re India Services Ltd, Mumbai, we strengthen our presence in the Indian insurance market. Our service company Paramount offers local health insurers effective services.
> Pages 10, 104

Cyclones cause high losses
An unusually high number of cyclones hit the Atlantic and Pacific coasts. In a space of six weeks, four major hurricanes give rise to losses in the Caribbean and southeastern United States running into billions.
> Pages 62, 107

Closer integration of ERGO
Munich Re involves ERGO more closely in significant Group processes, especially strategic issues and risk management. There is now "unified control" within the meaning of the German Stock Companies Act.
> Page 120

DKV in China
DKV plays an active part in becoming a shareholder of the first private health insurer in growth market China.
> Page 71

Tsunami in South Asia
On 26 December, there is an extremely strong earthquake off Sumatra. Seismic sea waves (tsunamis) surge with great force against sections of coast thousands of kilometres away. Around 180,000 people are killed, 100,000 reported missing and millions made homeless.
> Pages 70, 107

1890 – London, a difficult terrain
From 1886, the first representative offices abroad are established in Paris, St. Petersburg, Copenhagen and Stockholm. London, however, is still viewed with caution. The market is regarded as extremely difficult for foreign companies. Carl Schreiner goes to London in 1890. Contrary to all expectations, business develops amazingly well. In 1899, Schreiner ventures to cross the big pond – and is again successful. London is considered a milestone in the internationalisation of Munich Re.



1913 – All under one roof
A total of 350 employees work in six different buildings. Thieme finds this unacceptable. A construction site is purchased on Königinstrasse. Architects Bieber and Hollweck design the Main Building. Staff officially move in on 20 March 1913. Miss Hirsch and Miss Fiedler are hired to operate the switchboard. They are the first women to be employed by Munich Re – 33 years after its foundation.

1916 – Life insurance for everyone
Life insurance used to be reserved for the healthy. In 1916, Munich Re creates a department that looks into "substandard risks". Its records and those of other insurers are used to develop a risk assessment system. To this day, Munich Re's mortality tables are the material basis for underwriting life insurance policies – also for people who are not completely healthy.



1974 – Looking nature in the eye
Since the number of natural catastrophes is rising strongly, Munich Re establishes the Joint Office for Natural Hazards. Under the name Geo Risks Research, it soon becomes an indispensable resource for politicians, scientists, idustrialists and insurers worldwide. The World Map of Natural Hazards and the knowledge database NATHAN, both developed by Geo Risks Research, remain unique sources of information to this day. On 15 June 2004, Geo Risks Research celebrates its 30th birthday.

2002 – The flood
2002 sees record values for windstorms, precipitation and floods. The most prominent event of the year is the flood in August. The heaviest flooding in Europe in centuries, possibly even since the millennium floods in August 1342, occurs on the Danube, Elbe, Vltava, and their tributaries. It causes economic losses throughout Europe of some €18.5bn, €3bn of which is insured.



1888 – Initial public offering
On 21 March 1888, Munich Re's shares are introduced on the stock exchange at a flotation price of 700 marks. In 1895, Munich Re's capital is increased from 4.8 million to 10 million marks and in 1898 to 20 million marks. On 2 January 1890, Munich Re's shares are traded at 990 marks, ten years later at 2,435 marks.

1889 – Carl Thieme establishes a primary insurance company
In September 1889, Carl Thieme and Wilhelm von Finck found an accident and liability insurance company. Its name: Allianz Versicherungs-Aktiengesellschaft. By 1914, Allianz ascends to the rank of largest German property insurer. Only recently, at 31 December 2003, as a consequence of the two companies' strategic realignment, is the general agreement between them terminated. The good business relationship is maintained.


R-100

1910 – Munich Re takes to the air
Munich Re enters an absolutely new field – aviation business. The market is young, the number of potential insureds is low, a spread of risks is hardly possible. In 1913, seven insurers purchase the first reinsurance cover for the fire insurance of an airship. In 1918, an extensive exposé is written on the liability and accident insurance of aviation risks. The first aviation risks are reinsured in 1919.

1973 – A logo travels the world
Anton Stankowsi designs Munich Re's new logo: parallel lines meeting on a square field. The linear structure stands for connection and exchange, partnership and interaction, reciprocity and trust, development and order, safety and solidarity, size and differentiation. The logo is introduced worldwide on 1 January 1973.

Münchener Rück
Munich Re Group



11 September 2001
At 8.45 a.m., a Boeing 767 carrying 92 passengers and 90,000 litres of kerosene crashes into the World Trade Center's North Tower. At 9.03 a.m., another plane hits the South Tower. About 3,000 people are killed, and 150,000 lose their workplace. The insured loss is estimated at around US$ 40–60bn. Munich Re anticipates a burden of US$ 2.6bn. 9/11 is by far the largest loss in Munich Re's history.

01

Munich Re shares


MÜNCHENER RÜCKVERSICHERUNGS-G
150 DM
AKTIE

125 years
Advancing innovation
We offer perspectives

On 21 March 1888, our shares were traded on the Munich stock exchange for the first time at a price of 700 marks. Demand was so great that they had to be allocated. By 1900, their price had already reached 2,435 marks. Today we are one the world's most recognised listed companies in successfully reconciling economy and ecology.

Stock market year 2004
Hesitant start but strong finish

Although we were not satisfied with the performance of our shares in 2004, the largely positive assessments from analysts show their confidence in the development of our Group

In the first half of 2004, a sideways trend prevailed on the main stock markets. Positive news of rising company profits was negated by investors' fear of higher interest rates. After most stock exchanges had recorded their year low in mid-August, share prices took an upward turn, boosted by declining yields on the bond markets and the outcome of the elections in the USA. At the end of 2004, indices like the Dow Jones, the EURO STOXX 50 and the DAX closed between 3% and 7% up.

Insurance stocks moved more or less parallel to the market as a whole, with the MSCI insurance index rising by 3.9% in 2004. Within the insurance industry, international reinsurers had a rougher ride as their results came under pressure from heavy windstorm losses. The hurricanes and typhoons in the USA, the Caribbean and Japan, and the earthquake off Sumatra, made 2004 the costliest year ever for natural catastrophes.

Share price performance
1 January 2004 = 100
Source: Datastream


115
110
105
100
95
90
85
80
75
J
F
M
A
M
J
J
A
S
O
N
D
.... Munich Re shares
____ DAX 30
---- Morgan Stanley insurance index (MSCI) in €

The insurance sector also suffered following the news that a lawsuit was being filed by the New York Attorney General against US insurance brokers (see page 142). In the aftermath of this announcement, our shares fell to a year low of €72.73 in October. However, bolstered by the turnaround of the ERGO Group and the unchanged prospect of a record result for 2004, our shares rallied at the end of the year. In the last two months, they recorded an above-average price increase compared with the market and the sector as a whole.

Nevertheless, ending down 5.9% overall in 2004, Munich Re shares were outperformed by the blue chip indices and competitors' stocks. We are not satisfied with our share price performance, but we remain convinced that if we continue to rigorously pursue our strategy, our stock price should soon reflect the fundamental positive development of our Group.

Munich Re shares as seen by the analysts

More than 50 analysts give regular assessments on the performance of Munich Re's shares. During the period under review, the buy-recommendations showed a marked increase year on year. At the end of 2004, 62% of analysts assessed our shares positively, compared with only 44% the year before.

Long-term performance of Munich Re shares

On 1 July 1988, the date on which the German share price index DAX was launched, a shareholder buying a portfolio of 100 Munich Re registered shares with a par value of DM 100 each (= €51.13) at a share price of DM 1,450.00 (= €741.37) would have had to invest a total of €74,137.32 (excluding transaction costs). After the two stock splits in August 1997 and January 1999, this investment would today comprise a portfolio of 2,000 no-par-value shares.

By reinvesting dividends to purchase further shares and making use of opération blanche (i.e. reinvesting the proceeds of subscription rights), a German shareholder would have been able to add a total of 1,007 no-par-value shares to the portfolio.

Based on a price of €90.45 per share on 31 December 2004, the value of the portfolio amounts to €271,983.15, equivalent to an increase of 266.86%. According to the internal rate-of-return method, this works out at an average annual return of 8.22% per year, compared with an average annual return for the DAX of 8.18% over the same period.

Performance of a specimen deposit as from 1 July 1988 in €'000


01.07.1988 74
31.12.1988 82
31.12.1989 135
31.12.1990 129
31.12.1991 132
31.12.1992 148
31.12.1993 215
31.12.1994 182
31.12.1995 208
31.12.1996 254
31.12.1997 470
31.12.1998 564
31.12.1999 680
31.12.2000 1,030
31.12.2001 831
31.12.2002 312
31.12.2003 285
31.12.2004 272

Higher dividend

Given the record result in 2004, the dividend proposal of *the Board of Management and Supervisory Board at the* Annual General Meeting on 28 April 2005 will be payment of an increased dividend of €2.00 per share (75 cents higher than last year). We will thus distribute a record amount of €457m (286m) to shareholders.

Whereas in the past we have focused on continuity in our dividend payments, in future the amount distributed will depend more strongly on the result for the year and on our capital resources and requirements. This means the dividend will fluctuate more strongly than in the past.

Share profile

Munich Re shares are no-par-value registered shares. Each share carries one vote. First launched on the stock exchange in Munich on 21 March 1888, they are today traded on all the German stock exchanges. The major part of the trading (over 95%) takes place on the electronic platform Xetra. We ranked 11th among the DAX stocks in terms of market capitalisation as at 31 December 2004.

Key figures for our shares

		2004	Previous year
Number of shares at 31 December	m	**229.6**	229.6
Share capital	€m	**587.7**	587.7
Year high	€	**99.00**	117.32
Year low	€	**72.73**	49.93
Year-end closing price	€	**90.45**	96.12
Annual performance (excluding dividend)	%	**–5.90**	–11.4
Beta relative to DAX		**1.1**	1.4
Market capitalisation at 31 December	€bn	**20.8**	22.1
Market value/book value at 31 December		**1.0**	1.2
Average daily turnover	'000	**1,827**	2,402
Earnings per share	€	**8.01**	–2.25
Dividend per share	€	**2.00**	1.25
Dividend yield at 31 December	%	**2.2**	1.3
Overall dividend amount	€m	**457**	286

Free float over 80%

At the end of 2004, the number of Munich Re shareholders totalled 178,000. Around 172,000 of these were private investors, whose proportion of our share capital decreased from around 12% to just under 11% in the year under review, although gratifyingly this is still a good 50% higher than the level at the end of 2002. Munich Re's largest shareholders are HypoVereinsbank, with a stake of almost 10%, and Allianz, with 9.4%, these holdings having been reduced to under 10% by March 2004 from 13.2% and 12.4% respectively. Currently, there are no other shareholders with a stake of more than 5% of Munich Re's share capital. At the end of 2004, around 50% of the shares were held by foreign investors.

Our free float, which is important for the weighting of Munich Re shares in various indices, stands at around 80.6%.

Investor groups*


Free float
Institutional investors 69.9%
Private investors 10.7%
Core shareholders
HVB 9.97%
Allianz 9.4%

*Percentage of share capital.

Regional distribution*


Germany 53.5%
Rest of Europe 27.9%
North America 9.3%
UK 9.2%
Others 0.1%

*Percentage of share capital.

Reuters: MUVGn	ISIN: DE 000 843 002 6
Bloomberg: MUV2	WKN: 843 002

Featured in many indices

Munich Re shares have been represented for many years in the main national and international share price indices like the DAX and the EURO STOXX 50. In the sector indices for insurance companies, Munich Re has traditionally had a strong weighting. Since 2001, our shares have also been included in the Dow Jones Sustainability and the FTSE4Good index family. These sustainability indices only accept companies that fulfil exacting ecological and social criteria and are among the best in their sector (see page 83).

Weighting of Munich Re shares in various indices

Status: 31 December 2004

	Weighting (%)
DAX 30	3.7
DJ EURO STOXX 50	1.1
MSCI Euro	0.8
FTSE EUROTOP 100	0.6
DJ Sustainability World	0.3
FTSE4Good EUROPE	0.6
DJ EURO STOXX Insurance	8.6

Investor relations work

Quick and pertinent information is a key factor for participants in the international capital markets. Our investor relations team is a competent contact partner, always ready to meet their needs. We attach importance to open and honest dialogue – particularly in difficult times. This gives investors the transparency they require for their investment decisions.

Our communications have been further enhanced by the speed of our financial reporting. Since the second quarter of 2004, we have been publishing our quarterly reports three weeks earlier than three years ago. Our "fast close" approach is designed to meet the capital markets' high-level requirements. The annual report, too, is appearing one month earlier than last year and six weeks earlier than the annual report for 2002.

Munich Re organised more than ten roadshows in the USA and Europe last year to present the Group. We also held over 100 individual meetings with investors and analysts at our offices. Additionally, as in previous years, we participated in several investor conferences around the world. But our activities are not only geared to institutional investors: private investors can contact Munich Re directly at any time as well. They obtain prompt answers to their enquiries via our shareholder hotline or e-mail postbox.

Our investor relations work again received recognition from external specialists last year. The business magazine "Capital" examined the investor relations activities of companies in the EURO STOXX 50, and awarded Munich Re first place amongst the insurers.

Internet services expanded

We publish all important investor relations information on our website where, besides annual and quarterly reports, investors can find details about our shares, analysts' opinions, important dates in the financial calendar, and much more. Our already extensive online services were expanded further last year with the section "Socially responsible investing". A further addition followed on 3 January 2005 with our new online shareholder portal.

www.munichre.com/register

Great interest in the Annual General Meeting

The 117th Annual General Meeting of shareholders on 26 May 2004 was attended by over 4,000 at the International Congress Center Munich. The proposals of the Board of Management and Supervisory Board on the individual agenda items were adopted by the shareholders with clear majorities in each case.

Our internet service for the Annual General Meeting is highly advanced. Nearly every fifth admission card was ordered electronically in 2004. Many shareholders again availed themselves of the option to authorise a proxy nominated by the Company. In fact, these proxies represented more shareholders than the banks did via voting rights from shares held in custody. Shareholders who were unable to attend in person once more had the opportunity to follow the whole Annual General Meeting live on the internet.

All the information relating to our 2005 Annual General Meeting can be found on our website in a special section created for the AGM (**www.munichre.com/agm**). Our portal's service pages also offer shareholders other options, such as registering to receive documents for the Annual General Meeting by e-mail or updating their registered shareholder data online.

Other capital market instruments of the Munich Re Group
The subordinated bonds we issued last year have performed well. At the end of 2004, the euro tranche was listed at 116.1% and the pound sterling bond at 116.0%.

The term of the bonds exchangeable into Allianz shares ends on 9 June 2005. If bond holders do not make use of their conversion rights, the bond will be redeemed at 108.56%. At the end of the year the bonds stood at 107.4%.

Current bonds issued by the Munich Re Group

Issuer	Munich Re Finance B. V.		Munich Reinsurance Company	ERGO International AG		American Re Corporation
Type	Subordinated bonds	Subordinated bonds	Exchangeable bonds	Exchangeable bonds	Exchangeable bonds	Senior notes
Base value	–	–	Allianz AG	Sanofi-Aventis S. A.	E.ON AG	–
Volume	€3.0bn	£0.3bn	€1.2bn	€0.3bn	€0.3bn	US$ 0.5bn
Coupon rate p. a.	6.75%	7.625%	1.00%	0.75%	2.25%	7.35%
Maturity date	2023*	2028*	2005	2006	2006	2026

*First possible redemption dates are 21 June 2013 and 21 June 2018 respectively.

02
Strategy

Carl Thieme had the vision of an independent reinsurer that spread risks internationally over many lines of business and attached great importance to partnership, both externally and internally. We still remain true to our principles 125 years later: "Turning risk into value" is how we word our vision today.



125 years
Advancing innovation
We have clear objectives

Turning risk into value

We are focused on managing risks, diversifying them and steering our Group efficiently and effectively.

Our business as an insurer and reinsurer is the professional handling of risk. We utilise advantages obtained from the diversification of risks and, through management of the selected and calculated risks that we assume, provide for a balance over time, regions and classes of insurance. We create value by using our broad knowledge and sophisticated underwriting techniques to make risks from many different spheres of private and economic life manageable – for our clients and for us. We are only successful in the long run if what we do is worthwhile both for our shareholders and for our clients. Consequently, our business model is "turning risk into value".

What we aim to achieve

We are successful if we achieve our ambitious objectives:

Segment	Key indicator	Objective 2004	Result 2004	Objective 2005
Reinsurance	Combined ratio*	97%	98.9%	97%
Primary insurance	Combined ratio**	97%	93.0%	95%
Group	RoI	4.5%	4.6%	4.5%
	Annual result	€2bn	€1.8bn	–
	RoE***	–	9.4%	12%

* Non-life.
** Property-casualty (including legal expenses insurance).
*** Annual result divided by mean shareholders' equity, including minority interets in each case.

In life primary and reinsurance and in health primary insurance, we manage and measure performance using the embedded-value system.

Cornerstones of our strategy

Three strategic statements form the foundation of our business activities and determine our success:

- We utilise the diversification of risks as the essential driver for creating value.
- We manage risks in both the primary insurance and the reinsurance sectors on this basis.
- We strive for operative quality in the management of our business and in the methods and tools we use to steer it.

Diversification effects are calculated using our risk model, with which we determine the amount of risk capital necessary for the respective risk assumed. If risks are independent of each other in terms of their occurrence probability, less risk capital is needed for the portfolio as a whole than for the sum of the individual risks. The size and mix of our risk portfolio allows us to use such diversification effects on our existing risk capital to make available comparatively more capacity. A further dimension is to be found in the area of capital allocation between the fields of business, e.g. in asset-liability management, which we are making a point of expanding, not least in the light of our experiences in the stock market crisis of the last few years. Also important in this context is accumulation control.

Whether a risk is written in insurance or reinsurance is not material for risk management, given that the borderline between the two is becoming increasingly blurred anyway. We can react flexibly and innovatively to the challenges of the future on the basis of our extensive risk know-how across the fields of business. Thus positioned, our objective is to generate the growth necessary for sustained success in the area where more value can be created in the market environment concerned.

Under "operative quality" we subsume a number of different requirements. We devote particular attention to sophisticated steering tools and excellent management. Thus we see the "art of underwriting" as a cycle that includes not only sophisticated actuarial methods but also ongoing analysis and monitoring of business development. By incorporating feedback from claims experience into pricing policy, we can respond rapidly to current trends. The art of underwriting also means that knowledge from science or trend research is taken into account for new risks at an early stage, using scenario techniques, in order to make such risks manageable and thus insurable. The more successful we are in this, the greater the lead we have on the competition and on possible political measures that might limit the scope for structuring appropriate underwriting solutions.

Implementation of our strategy
From this strategic foundation, we derive concrete business-policy principles and initiatives for their realisation. The various strategies are set out in balanced scorecards. Such a scorecard exists firstly for the Munich Re Group as a whole. From this, scorecards are derived for primary insurance and reinsurance, and then cascaded downwards – in the case of the reinsurance group, for example, for the individual divisions, divisional units and departments. In these scorecards, we record in concrete terms who in the Group, in what position, instigates, carries out and is accountable for particular actions or initiatives, in order to generate the required added value. In so doing, we focus on the following aspects:

Achieving sustained profitable growth and value creation for our investors
- A strictly profit-based approach in the design of products and in underwriting: We aim for long-term profitability in both reinsurance and primary insurance. We reject growth geared solely to volume and intended merely to achieve or defend places in the rankings, regardless of profitability.
- Value-based management: We set clear financial objectives and ensure the requisite earnings orientation. The central performance measure for value-based management is the enhancement of corporate value.

Risk-commensurate prices and conditions – A hallmark of quality
In order to make ourselves as independent as possible of the cyclical movements that have always characterised the reinsurance market in non-life business, we focus strictly on achieving risk-commensurate prices and conditions based on our calculations of the technically required level. Such prices and conditions are crucial, as they are essential for earning sustainable profits and establishing successful and reliable business relationships. To ensure risk-adequate prices and conditions, we have developed the following underwriting and controlling process:



Planning and setting of objectives
1) Actuarial implementation of the divisions' return on equity targets in risk-commensurate premium factors binding for all underwriters
2) Client segmentation to allocate capacity according to short- and long-term strategic result expectations
Underwriting and controlling process
Monitoring
3) Online monitoring of the renewal progress (comparison of target price/actual price) inter alia with our Renewal Steering and Monitoring System (RSM). This ensures the close intermeshing of VBM and underwriting.
4) Regular information through RSM and the restrictive process that requires a decision from the respective management level in the case of quantitative and qualitative deviations. This enables managers to optimise the portfolio during the renewals.

Strong capital base, integrated risk management and concentration of our resources on commercial success
- Financial strength: We safeguard and improve our financial strength, which offers our clients top-level security.
- Integrated risk management: We strive for an optimised portfolio in respect of the risks on the assets and liabilities sides of our balance sheet – i.e. the risks of investments and underwriting – both individually and in the interplay between the two, in order to use our risk capital in the best possible way. Internal risk models form the basis for decision-making. The structure of our obligations on the liabilities side of the balance sheet determines the investment of our assets.

Meeting the individual requirements of our clients
- Quality: We offer our clients individual, tailor-made solutions to which high standards are applied.
- Market proximity and international presence: We are close to clients and the market, allowing us to identify at any early stage any changes in the social, economic and legal environment or among our cedants, to translate these changes into business measures, and thus to add value for our clients.

High quality in management and administration
- Optimised decision-making and organisational structures and processes: We develop structures and processes that are transparent, efficient and geared to profitability, and consistently implement them.

Our staff, who find the best solutions with their knowledge of risk and the capital markets and their capacity for innovation
- Knowledge and expertise: We distinguish ourselves from our competitors through our knowledge edge. To this end, we build on the know-how of our staff throughout the world, their experience, and their specialist and intercultural knowledge.
- Innovation: We draw on our innovative capacity for dealing with challenges of the future like climate or demographic change, and exploit it to derive new business perspectives.

Pronounced performance culture that motivates staff
- Quality performance: We achieve optimum performance by setting clear objectives for our staff at all levels.
- Management: We give feedback openly, learn from mistakes, and reward success.

Progress in 2004 and outlook
A successful strategy must measure up in terms of results. We have geared our activities clearly to the goal of profitability and have reduced the risks in the investment sector. These initiatives had a strikingly positive impact on our results in 2004.
- In reinsurance, we consistently pursued our policy of charging risk-adequate prices and are firmly on track in terms of earnings.
- We have achieved the desired turnaround in results in primary insurance. The new structure of the ERGO Group, which was conceived and largely put in place in 2004, is designed to make this recovery lasting.
- 2004 produced the best result in Munich Re's history.

With these results, we have gained considerably more room for manoeuvre in developing the Munich Re Group, which we intend to utilise in the coming years in the long-term interests of our shareholders.

How does Munich Re manage its business?

Our system of value-based management is consistently oriented towards one central goal: increasing our corporate value.

For non-life business, we use the following financial concept:

Adjusted result – Cost of equity (Necessary operating equity X Target rate) = Value added

The adjusted result serves as the basis for determining the value added. It consists of the adjusted underwriting result, the investment result and the remaining non-technical result, each adjusted to eliminate the effects of random fluctuations.

We compare the adjusted result with the cost of equity that we need to earn. The basis for determining the cost of equity is the necessary operating equity, which is derived from the risk-based capital, the solvency capital and the IFRS equity capital.

The risk-based capital quantifies the risk of the individual units' business, enabling us to compare risks from non-life and life, from investments, and from reinsurance and primary insurance. It is based on Munich Re's risk tolerance and is calculated using an internally developed risk model.

If a business unit holds equity capital in excess of the risk-based capital in order to comply with market, rating or supervisory requirements, a return needs to be earned on this as well.

Any investment of capital in the Group must, from the investor's point of view, offer at least the return of an alternative risk-commensurate investment (opportunity costs). However, in order to significantly increase its corporate value, the Munich Re Group has set itself a target rate for the return on necessary operating equity that is markedly higher than the opportunity costs. We only achieve our objective if this target rate is achieved on a sustained basis.

Consequently, value is only added if the adjusted result exceeds the cost of equity.

In life primary insurance and reinsurance and in health primary insurance, we manage the business using embedded-value-based indicators to take account of the long-term nature of the business and the distribution of results over the duration of the policies. By setting a minimum return requirement, we ensure that here, too, an adequate return is earned on the capital employed.

In addition to these purely financial performance factors, non-financial performance measures like market penetraction, process efficiency and staff satisfaction play a major part in the strategic management of the Munich Re Group. We closely link strategy and operative planning by defining our strategies in balanced scorecards, from which we derive initiatives, performance measures and responsibilities within a framework of four perspectives: "financial", "market and client", "process" and "employee". We promote an entrepreneurial culture among staff through the clear allocation of responsibility and accountability, which makes it more apparent how much individuals can contribute to increasing value in their particular areas of work. In addition, ambitious return targets, integrated in our incentive system for the Board of Management and executives, ensure that the principles of value-based management are realised. In this way, we create the basis for identifying quickly and clearly those fields of business which add value for Munich Re, and for optimising the use of our resources.

In the long term, a firm can only be successful if it operates sustainably and takes account of non-financial performance factors as well. Value-based management is a holistic management system with which managers at all levels of the Group can steer their units in such a way that lasting value is created which also meets the expectations of external investors.

03

Group profile

125years
Advancing innovation
We present a clear profile



Munich Re was the first reinsurer to acquire holdings in primary insurers and also to set up its own primary insurance company. Today we are one of the world's leading risk carriers, with operations in reinsurance and primary insurance. We are using our capacity for innovation to ensure we remain the "preferred partner in risk" in the future.



02


03


04


05


06


07


08


09


10


The Board of Management
(in alphabetical order)

01 Dr. jur. Nikolaus von Bomhard
(Chairman of the Board of Management)

* 1956, lawyer, with Munich Re since 1985
Executive Offices
Press
Internal Auditing
Strategic Planning

02 Georg Daschner

*1949, chartered insurer,
with Munich Re since 1965
Europe 2 and Latin America

03 Dr. jur. Heiner Hasford

*1947, lawyer, with Munich Re since 1978
Finance
General Services
Organisational Design and Development

04 Stefan Heyd

*1945, lawyer, with Munich Re since 1975
Corporate Underwriting/Global Clients

05 Dr. rer. nat. Torsten Jeworrek

*1961, mathematician, with Munich Re since 1990
Special and Financial Risks
Information Technology

06 Christian Kluge

*1941, chartered marine insurer,
with Munich Re since 1964
Europe 1
Corporate Communications

07 John Phelan

*1947, underwriter, with Munich Re since 1973
North America

08 Dr. phil. Detlef Schneidawind

*1944, lawyer,
graduate in business management,
with Munich Re since 1973
Life and Health
Human Resources

09 Dr. jur. Jörg Schneider

*1958, business graduate, lawyer,
with Munich Re since 1988
Accounting
Controlling
Integrated Risk Management
Taxes
Investor Relations

10 Karl Wittmann

*1945, chartered insurer,
with Munich Re since 1961
Asia, Australasia, Africa

The Supervisory Board

CHAIRMAN (until 26 May 2004)
Ulrich Hartmann
Chairman of the Supervisory Board of E.ON AG

CHAIRMAN (from 26 May 2004)
Dr. jur. Hans-Jürgen Schinzler (from 2 January 2004)
Former Chairman of the Board of Management of Munich Reinsurance Company

DEPUTY CHAIRMAN
Herbert Bach
Employee of Munich Reinsurance Company

Hans-Georg Appel
Employee of Munich Reinsurance Company

Klaus Peter Biebrach (until 26 May 2004)
Employee of Munich Reinsurance Company

Peter Burgmayr (until 26 May 2004)
Employee of Munich Reinsurance Company

Holger Emmert (from 26 May 2004)
Employee of Munich Reinsurance Company

Dr. rer. nat. Rainer Janßen (from 26 May 2004)
Employee of Munich Reinsurance Company

Prof. Dr. rer. nat. Henning Kagermann
Chairman of the Executive Board and Chief Executive Officer of SAP AG

Gertraud Köppen (until 26.5.2004)
Employee of Munich Reinsurance Company

Prof. Dr. rer. nat. Hubert Markl
Former President of the Max Planck Society

Wolfgang Mayrhuber
Chairman of the Board of Management of Deutsche Lufthansa AG

Prof. Karel Van Miert
Professor at the University of Nyenrode

Ingrid Müller (from 26 May 2004)
Employee of Munich Reinsurance Company

Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer
Chairman of the Board of Management of Siemens AG (until 27 January 2005)
Chairman of the Supervisory Board of Siemens AG (from 27 January 2005)

Dr. e. h. Dipl.-Ing. Bernd Pischetsrieder
Chairman of the Board of Management of Volkswagen AG

Dr. rer. nat. Jürgen Schimetschek (from 26 May 2004)
Employee of Munich Reinsurance Company

Dr. jur. Dr. h. c. Albrecht Schmidt
Chairman of the Board of Management of Volkswagen AG

Dr. rer. nat. Dipl.-Chemiker Klaus Schumann (until 26 May 2004)
Employee of Munich Reinsurance Company

Kerstin Seefried (from 26 May 2004)
Employee of Munich Reinsurance Company

Dr. phil. Ron Sommer
Former Chairman of the Board of Management of Deutsche Telekom AG

Wolfgang Stögbauer
Employee of Munich Reinsurance Company

Josef Süßl
Employee of Munich Reinsurance Company

Judy Võ
Employee of Munich Reinsurance Company

Ludwig Wegmann (until 26 May 2004)
Employee of Munich Reinsurance Company

Munich Re Group: Risk management is our business

Reinsurance + primary insurance + asset management = Munich Re Group

The Munich Re Group is one of the world's leading risk carriers. Over 40,000 staff in 60 countries vouch for the outstanding quality of our service. Our business extends along the value chain in insurance to include all aspects of risk-carrying in primary insurance and reinsurance business. We also operate in the field of asset management.

Munich Re Group

Reinsurance

Munich Re Group	Münchener Rück Munich Re Group
American Re-Insurance Company	AMERICAN RE
Munich American Reassurance Company	MARC Life
Munich Reinsurance Company of Canada	MROC
Munich Reinsurance Company of Australasia Ltd.	MRA
Munich Reinsurance Company of Africa Ltd.	MRoA
Münchener Rück Italia S.p.A.	MRI
New Reinsurance Company	nouvelle ré neue rück new re
Great Lakes Reinsurance (UK) PLC	Great Lakes UK

Primary insurance

ERGO Versicherungsgruppe AG	ERGO
VICTORIA	VICTORIA
Hamburg-Mannheimer	HAMBURG MANNHEIMER
Deutsche Krankenversicherung AG	DKV
Deutscher Automobil Schutz	DAS
KarstadtQuelle Versicherungen	KarstadtQuelle Versicherungen
ERGO Previdenza S.p.A.	ERGO Previdenza
ERGO Hestia S.A.	ERGO HESTIA
Karlsruher Versicherungen	Karlsruher Versicherungen
Europäische Reiseversicherung AG	DIE EUROPÄISCHE. Reiseschutz und mehr...
Mercur Assistance AG	Mercur Assistance
Munich Re Underwriting Ltd.	Watkins Syndicate

Asset management

MEAG MUNICH ERGO AssetManagement GmbH

Reinsurance: We insure insurers

When Munich Re was founded in 1880, in the heyday of industrialisation, it was one of the first reinsurance companies that did not itself conduct primary insurance. Reinsurers are risk managers – they assume parts of the risks covered by primary insurers. Reinsurance and primary insurance are thus two elements that complement each other.

Reinsurance is by nature internationally oriented, since many large and catastrophe risks can only be borne in economic terms if they are spread globally. For perils such as earthquake, a balance of risks can only be achieved in a portfolio that is global in composition.

That is why, soon after its establishment, Munich Re expanded its activities to foreign countries. Starting in 1886, it set up offices in other European countries, and opened its first branch in the USA in 1899. Since then, it has numbered among the largest reinsurers in the world: today, 5,000 insurance companies in around 160 countries rely on its expertise and financial strength.

Of the gross premiums totalling €22.4bn written in 2004, around 66% came from property-casualty and 34% from life and health business. Munich Re offers a full range of products – from traditional forms of risk transfer to alternative, individual coverage concepts of financial reinsurance.

Besides the traditional lines of business, we reinsure inter alia the risks of natural catastrophes, satellites and major events, and those arising from the use of genetic engineering and information technology or from the management of companies.

Reinsurance locations



Structure of the reinsurance group

Our reinsurance business is organised in seven operative divisions, six of which service our property-casualty business and special lines, and one of which deals with life and health reinsurance. Full responsibility for the respective client accounts always lies in one pair of hands. The operative divisions are also responsible for our business units abroad, including our subsidiaries.

The Life and Health division underwrites our life and health reinsurance business worldwide. It reflects the structure of many of our clients, which conduct these two classes of business separately from property-casualty insurance, often through independent companies.

In our division Europe 1, we handle non-life business from our clients in Germany, Switzerland and Austria, eastern Europe, Greece, and Turkey.

Our division Europe 2 and Latin America services clients from northern, western and southern Europe, as well as from Latin America.

Our division Asia, Australasia, Africa takes care of property-casualty business with clients in these three continents and the Pacific Islands.

The North America division is responsible for our subsidiary American Re-Insurance Company and for Munich Reinsurance Company of Canada.

Europe 1

Munich, Athens, Moscow, Warsaw

Europe 2 and Latin America

London, Madrid, Milan, Paris

Bogotá, Buenos Aires, Caracas, Mexico, Santiago de Chile, São Paulo

Subsidiaries/Branches:
Munich Ré France
Münchener Rück Italia
Münchener Rückversicherungs-Gesellschaft Sucursal España y Portugal
Munich Reinsurance Company UK General Branch

Special and Financial Risks

Geneva, Johannesburg, London, Munich, New York

Subsidiaries/Branches:
New Reinsurance Company
Great Lakes Reinsurance (UK) PLC
Munich American Capital Markets
Munich-American RiskPartners
Nova Group

Corporate Underwriting/Global Clients

London

Subsidiaries/Branches:
Munich Re Underwriting Ltd.

Asia, Australasia and Africa

Beijing, Hong Kong, Kolkata, Kuala Lumpur, Seoul, Shanghai, Singapore, Taipei, Tokyo

Accra, Cape Town, Durban, Harare, Johannesburg, Nairobi, Port Louis

Auckland, Brisbane, Melbourne, Perth, Sydney

Subsidiaries/Branches:
Munich Reinsurance Company of Africa
Munich Reinsurance Company Australian Branch
Munich Reinsurance Company New Zealand Branch
Munich Reinsurance Company China Branch
Munich Reinsurance Company Singapore Branch
Munich Reinsurance Company Hong Kong Branch
Munich Reinsurance Company Malaysia Branch
Munich Reinsurance Company Korea Branch

North America

Atlanta, Boston, Chicago, Columbus, Dallas, Hartford, Kansas City, Los Angeles, New York, Philadelphia, Princeton, San Francisco, Seattle, Montreal, Toronto, Vancouver

Subsidiaries/Branches:
Munich Reinsurance Company of Canada
American Re-Insurance Company
Temple Insurance Company

Life and Health

Atlanta, Chicago, London, Montreal, Mumbai, Princeton, Santiago de Chile, Sydney, Toronto, Waltham

Subsidiaries/Branches:
Munich Reinsurance Company of Australasia
Munich American Reassurance Company
Munich Reinsurance Company Canada Branch (Life)
Munich Reinsurance Company UK Life Branch

The division Corporate Underwriting/Global Clients (CUGC) handles our accounts with major international insurance groups (hence "Global Clients") and writes business worldwide in special classes such as agriculture and workers' compensation. Its most important markets are Germany, the UK and the USA. In addition to this, it performs the important function of corporate underwriting for the reinsurance group in non-life business: its staff clarify fundamental, cross-divisional issues of underwriting policy, are responsible for quality assurance, integrate actuarial methods in our business processes and set standards for claims management and reserving.

Special and Financial Risks (SFR) is responsible for the special classes of credit, aviation and space, enterprise risks and contingency risks, and for alternative markets business. Besides this, it develops and implements division-specific innovation projects and coordinates the overarching work of the innovation teams in the non-life divisions. Via Munich American Capital Markets (MACM), we structure and offer the transfer of insurance risks to the capital market (see page 65). In addition, SFR also attends to our own reinsurance (retrocession).

Awards
The Munich Re Group received a number of awards in 2004. We are delighted to gain such recognition, and thank all of our staff who contributed to this success.

Flaspöhler Survey 2004: Best Overall Reinsurer
In a survey by the Flaspöhler Research Group, an independent US market research institute, Munich Re was voted "Best Non-Life Reinsurance Company" ahead of all other competitors. It also came out top in the "Life Reinsurers" category. This means Munich Re was considered by the participating primary insurers to be the best provider, taking the title of "Best Overall Reinsurer".

Reactions Awards 2004: Reinsurer of the Year
Munich Re was awarded the title of "Reinsurer of the Year" by the British journal "Reactions". The award was based on a vote among readers of the journal, who are primarily involved in insurance and reinsurance.

MEAG
- Second place among the "small companies" in the over-ten-years performance class (Standard & Poor's Fund Awards 2004)
- Top ratings for MEAG EuroInvest from the international fund rating agencies FERI Trust, Morningstar and Standard & Poor's
- More than 50% of the rated retail funds have been given four or five stars (volume-weighted according to Standard & Poor's at 31 December 2004)

Best annual report
Munich Re was awarded first place by "manager magazin" in its competition for the best annual report.

Primary insurance: We offer security for private and corporate clients

The second main pillar of the Munich Re Group is primary insurance business. Here we focus on Europe and particularly Germany, where we are the second-largest primary insurance group in terms of gross premiums written in 2004.

Munich Re primary insurance group

ERGO Versicherungsgruppe AG

Karlsruher Versicherungen

Karlsruher Lebensversicherung AG and other subsidiaries

Europäische Reiseversicherung

Subsidiaries in Czech Republic,Denmark, France, Italy, Poland, Sweden, Spain and the UK, and participating interests in Austria, Hungary and the Slovak Republic

Germany

Life

- Hamburg-Mannheimer Versicherungs-AG
- VICTORIA Lebensversicherung AG
- Vorsorge Lebensversicherung AG
- KarstadtQuelle Lebensversicherung AG
- Neckermann Lebensversicherung AG

Health

- DKV Deutsche Krankenversicherung AG
- VICTORIA Krankenversicherung AG
- KarstadtQuelle Krankenversicherung AG

Property-casualty

- VICTORIA Versicherung AG
- Hamburg-Mannheimer Sachversicherungs-AG
- D.A.S. Versicherungs-AG
- KarstadtQuelle Versicherung AG

Legal expenses

- D.A.S. Allgemeine Rechtschutz-Versicherungs-AG
- Hamburg-Mannheimer Rechtsschutzversicherungs-AG

International*

Life

- ERGO Previdenza S.p.A., Milan
- Hamburg-Mannheimer N.V., S.A., Brussels
- VICTORIA Seguros de Vida, S.A., Lisbon
- VICTORIA-Volksbanken Versicherungsaktiengesellschaft, Vienna
- Vorsorge Luxemburg Lebensversicherung S.A., Münsbach

Health

- DKV Belgium S.A., Brussels
- DKV Seguros y Reaseguros S.A., Saragossa

Property-casualty

- STU ERGO Hestia S.A., Sopot
- ERGO Assicurazioni S.p.A., Milan
- Nieuwe Hollandse Lloyd Schadeverzekeringsmaat-schappij N.V., Woerden

Legal expenses

- D.A.S. Subsidiaries and branches in Austria, Belgium, Czech Republic, Greece, Hungary, Ireland, Italy, Luxembourg, Netherlands, Poland, Slovak Republic, Spain, Switzerland and the UK

*Only ERGO companies with a premium volume of more than €50m are listed by name.

As primary insurers, we provide more than 30 million clients – mainly private individuals and small and medium-sized firms – with security and service in life, health, property-casualty and legal expenses insurance. Around 30% of the business, which has a total premium volume of €17.5bn, derives from property-casualty and 70% from life and health insurance.

Structure of the primary insurance group

Our primary insurers include the ERGO Insurance Group, the Karlsruher Insurance Group, Europäische Reiseversicherung and the assistance services provider Mercur Assistance.

The ERGO Insurance Group was created in 1997 by merging the long-established German companies VICTORIA, Hamburg-Mannheimer, DKV and D.A.S. In 2002, they were joined by KarstadtQuelle Versicherungen.

In April 2004, ERGO unveiled its new management organisation. Segment responsibility at holding company level and the chairmanship of the relevant company have been combined. In addition, there are two new seats on the ERGO holding company board for cross-segment functions. This bundling of responsibilities represented a consistent extension of the single back-office approach. The strong identity of the individual brands and their sales channels remain intact.

In November 2004, Munich Re decided to involve ERGO more closely in significant Group processes, especially strategic issues and risk management, so that there is now "unified control" within the meaning of the German Stock Companies Act.

The main emphasis of the ERGO Group's business is on personal lines insurances, especially insurances of the person, i.e. life, health and personal accident insurance. Another important segment of ERGO's business is insurance for small and medium-sized firms as well as, on a selective basis, industrial business. Moreover, ERGO is one of the leading providers in the market for company pensions. In health insurance and legal expenses insurance, it holds a leading position in Europe through DKV and D.A.S. respectively.

ERGO's marketing strategy is built on the interplay of different distribution channels: apart from its own strong sales organisations, its exclusive banking partnership with the HVB Group in Germany plays an important role. ERGO also has a joint venture with KarstadtQuelle AG for the sale of insurance products.

The Karlsruher Insurance Group consists of five companies that operate for the most part in life insurance, but also in all lines of property-casualty business. They mainly offer personal lines insurance and products for small and medium-sized firms. The group's distribution structure is based on an exclusive Germany-wide sales organisation, on collaboration with brokers, and on a network of distribution partners. Life insurance products are also sold through branches of cooperative banks, mainly in southwestern Germany.

With numerous subsidiaries and affiliated companies in 11 countries, as well as a network of strategic cooperation agreements, Europäische Reiseversicherung is an effective international alliance. Its most important product is travel cancellation insurance. EUROPÄISCHE is innovative in new sales channels such as the internet and in new types of insurance benefit. For example, its new Corporate Travel Insurance (CTI) provides all-round travel protection for international business trips.

Mercur Assistance offers 24-hour assistance services worldwide in the field of medicine and mobility.

The Watkins Syndicate has been part of the Munich Re Group since 1997. It specialises in marine business and has taken advantage of the favourable conditions over the last few years to substantially improve its market position and broaden its risk profile. Today it is the largest marine syndicate at Lloyd's and is represented in the UK, Hong Kong and Singapore.

Asset management: We are partners for investment

MEAG MUNICH ERGO AssetManagement GmbH (MEAG) is one of the major asset managers in the European financial sector. It was set up by Munich Re and ERGO in 1999 to bundle the two groups' investment activities and the management of their real estate. Virtually the entire asset management of the Munich Re Group is concentrated in MEAG. Altogether, it had around €142bn under management at the end of 2004.

MEAG mainly manages our Group's own investments. It is responsible for direct investment in securities and real estate, and for the assets held in segregated managed funds (special funds). Beyond this, it offers its expertise and know-how to both institutional investors and private clients.


ERGO Versicherungsgruppe AG
Munich Reinsurance Company
100%
40%
60%
ERGO Trust GmbH
MEAG MUNICH ERGO AssetManagement GmbH
100%
100%
MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH
3 regional companies
3 facility management companies

Asset management structure
The subsidiary MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH is one of the major investment fund companies in Germany, managing special and retail funds both for Group companies and for clients outside the Munich Re Group.

MEAG's stake in the joint venture FSB FondsService-Bank GmbH was sold with effect from 1 January 2005.

ERGO Trust GmbH designs, markets and manages investment products in the real estate and financial services sector. It focuses on institutional investors both within and outside the Munich Re Group.

04
Business issues 2004

Hurricanes and typhoons p. 62
Eastern Europe p. 64
Capital market solutions p. 65
Customised portfolio solutions p. 67
Healthcare management p. 68
DKV in China p. 71
Life insurance p. 72



125 years
Advancing innovation
We shape the future

"Integrated risk management" or "customised portfolio solutions" would have been completely unknown to our founder Carl Thieme – *but not the commitment to developing* future-oriented, individual client solutions. In 1910, we broke new ground by writing aviation insurance; nowadays it is the uncharted territory of fields like nanotechnology and biotechnology that we are concerned with. For 125 years it has been our task to answer the questions of tomorrow today.

Hurricanes and typhoons: New paths through the storms

Behind us lies a record year of windstorms. The trend is clear: a higher incidence of cyclones and increasing losses. Our approach to managing the risks more effectively includes new solutions to supplement a high level of underwriting discipline.

Charley, Frances, Ivan, Jeanne, Songda and Tokage – names that belie the fact that they are natural forces which last year claimed the lives of many people and caused enormous damage. The economic losses from the 2004 windstorm season in the Atlantic and Pacific totalled approximately US$ 50bn, of which US$ 20–35bn will be borne by the insurance industry.

Windstorm record in Florida

Hurricane Charley alone, which cut across Florida on 13 and 14 August 2004 and reached maximum gust speeds of over 280 km/h, was responsible for estimated economic losses of US$ 20bn, of which around US$ 7.5bn was insured. At the end of August and beginning of September, Frances raged over the Caribbean and Florida, causing insurance losses of US$ 4.5bn. Just a few days later, Ivan and Jeanne hit the same region, wreaking havoc that will cost the insurance industry US$ 9bn and US$ 4–5bn respectively. Florida registered a record number of storms in 2004. Since 1886, there had been only three years in which the state was struck by three hurricanes. Last year there were four.

The northwest Pacific was also affected by violent storms in 2004. Typhoons Songda and Tokage caused billions of dollars of destruction on the Japanese islands. Insurance losses from these two cyclones and from eight other tropical cyclones are estimated at US$ 5–6bn.

2004 became the year with the highest loss total in the north Pacific in recent decades, Tokage being the tenth cyclone to sweep over Japan.

The trend is unmistakeable: severe storms are becoming more frequent. Long-term weather observations prove this, as does the record year 2004. In the northwest Pacific, it is the tropical cyclones and weaker typhoons that are occurring more frequently, whereas in the Atlantic and Caribbean the number of windstorms in all categories is increasing. Particularly alarming is the rise in very severe hurricanes: around 150 years ago there was an average of only one windstorm of this category over the Atlantic every year; now the expectation stands at three.

The experts are agreed on the causes of this development: one of the main impacts of global climate change is that the oceans are becoming warmer. As a consequence, the area of water with the critical surface temperature of 26 to 27°C is also increasing – one of the conditions for a tropical cyclone. The result: a larger number of severe windstorms which, in turn, also produce higher claims amounts. Hurricane Andrew in 1992 is still the highest insurance loss ever caused by a single hurricane in the USA (US$ 17bn). Until recently, Hurricane Hugo in 1989 was listed as the second-highest (at US$ 4.5bn), but insured losses in the year under review for each and every one of the four large hurricanes were either equivalent to or even higher than the "hundred-year storm" Hugo.

Consistent underwriting policy

Munich Re is countering this trend by adopting various strategies. We are using our meteorological expertise, which is unique in the international insurance industry, to calculate the weather risks as accurately as possible and taking these findings into account in our treaty conditions, for instance by consistently introducing event limits. Our underwriting policy is positively reflected in our result for 2004: in relative terms, Munich Re was not hit as hard by the windstorms as some other providers.

This is illustrated by the greatest-ever loss in the history of marine and offshore energy insurance, which is currently estimated at US$ 2.5bn and was triggered by Hurricane Ivan. Munich Re's share amounts to only approximately US$ 40–45m, i.e. less than 2% of the overall loss. Since we consider the accumulation exposure for offshore energy risks to be very high, we consciously kept our share in catastrophe layers comparatively low in this business segment. In our view, the reinsurance premiums that can be achieved in the market are not commensurate with the statistically expectable return periods. This is one of the reasons why Ivan's effect on Munich Re was relatively limited, even though our world market share in treaty reinsurance is significantly over 10% in the marine and offshore energy area.

We are developing customised solutions to meet the recurrent demand for new types of cover. In the wake of the unusual accumulation of severe storms in the past year, clients are increasingly requesting protection against such events. We have developed various products to cover these frequency losses. Another example of new insurance demand are oil rigs. These had to be evacuated and their operation interrupted in part because of statutory provisions applying when a storm is imminent. Even if a rig is not devastated by the storm, it is still affected by a business interruption loss. Our experts are developing new insurance solutions for cases like these.

Our solutions allow weather-sensitive companies such as power suppliers, organisers of events and manufacturers of drinks, clothing and air-conditioning systems to stabilise their results. We tailor our products to the customers' requirements in a number of ways: in the form of traditional, customised reinsurance covers, or as capital market products available from our subsidiary Munich American Capital Markets, which transfers insurance risks to the capital market (see page 66). We are thus in a position to provide our clients with a solution that best suits their needs and limits both their risks and ours.

Tropical cyclone
When tropical cyclones attain hurricane force (force 12 on the Beaufort Scale, i.e. 118 km/h) in the Atlantic and northeast Pacific, they are referred to as hurricanes; in the Indian Ocean, the area around Australia and the south Pacific, they are called cyclones; in the northwest Pacific, they are referred to as typhoons. If they do not reach hurricane force, i.e. if they range from 62 to 117 km/h (8–11 on the Beaufort Scale), they are referred to as tropical storms.



Hurricane Ivan, moving at wind speeds of up to 220 km/h towards the coast of Alabama. Picture by kind permission of the MODIS Rapid Response Project of NASA/GSFC.

Eastern Europe: Differentiated view required

The enlargement of the EU to the east has given a definite boost to economies in central and eastern Europe. A differentiated view of the economic parameters is nevertheless essential. New insurance products, in-depth knowledge of the local situation and good relations with clients can open up sustainable opportunities for development.

Attracted by what they imagined to be excellent growth prospects, a whole range of companies began courting the countries of central and eastern Europe at the beginning of the 1990s. But the policy of many international groups in extending their business all too rapidly to the former Warsaw Pact countries has not always paid dividends. Quite a few investments have failed to bear fruit, owing to an undifferentiated view of the very heterogeneous countries and state of development of the individual markets.

Great development potential

It is true that, with growth rates of 3 to 7%, the economies of central and eastern Europe are considerably more dynamic than the 15 western and southern member states of the European Union, with around 2%. But even under optimum conditions, most of them will require many years to reach the average per capita GDP of other EU states. Their insurance markets already offer great development potential. In the year 2003, the new EU members states of Poland, the Czech Republic, Hungary, Slovenia, the Slovak Republic, Latvia, Lithuania and Estonia generated a premium volume of over US$ 15.5bn, compared with US$ 930.8bn in the 15 states of the old EU in the same period. The markets are characterised by keen competition, partly fuelled by numerous foreign investors. In Hungary, for instance, 84% of insurance business is in foreign hands. In Poland, the Czech Republic and Slovakia, on the other hand, the former state monopoly insurers still hold a strong position. The three Baltic states are developing well economically, with foreign insurance companies – especially from their Scandinavian neighbours – strongly represented.

Progress in the markets of the candidates for EU accession, Bulgaria and Romania, is considerably slower than in the new EU member states. People in these countries have not yet adjusted to the idea of privately insuring themselves against risks. The attitude still prevails in many cases that the state is responsible for providing cover for its citizens.

Russia occupies a special place among the eastern European economies. For reasons of size alone – 17 million square kilometres spread over seven time zones, with a population of some 147 million (equivalent to nearly a third of the population of the EU) – the country offers enormous insurance potential. At present, insurance activities there are concentrated mainly on Moscow and St. Petersburg.

The challenge for us is to exploit the opportunities presented by the dynamic growth of the central and eastern European economies. Particularly in the new member states of the European Union, the conditions for this have basically been created. As legal parameters become more similar and liberalisation advances, the markets are increasingly opening up for western companies. Non-life insurance is currently more significant than life insurance, the former's share amounting to 64% in 2003 (compared with 42% in the old EU members states) and primarily driven by motor insurance. In collaboration with our business partners, we create individual solutions for the rapidly growing markets and for the demands arising from the privatisation process.

Social security systems under pressure

The states of central and eastern Europe face similar if not even greater problems with their social security systems to those encountered by western countries. Whereas Germany currently spends approximately 4% of its gross domestic product on financing its system, this figure is around 15% in Poland. Here, too, new models are called for to provide the necessary security, and we draw on our know-how to support the creation of appropriate solutions.

In order to provide new impulses and expand our business, we are employing innovative concepts in these countries to help primary insurers launch new insurance products on the market. One example is a model we have devised for disability insurance, which ensures extensive cover for two years after the occurrence of occupational disability. The idea is that insureds endeavour to take up a new occupation within these two years. If they do not succeed, they only continue to receive insurance benefits if their disability prevents them from pursuing any occupation at all. This scaled cover makes it possible to set an attractive insurance premium for the eastern European market.

The key to successful operations in eastern Europe is knowing the local situation and clients well. We build up contacts via established representatives and thus achieve stable growth of our business. The dominance of former state insurance companies makes it difficult to write profitable business on a large scale. We therefore cooperate closely with regional insurers. Our branches in Moscow and Warsaw give us proximity to the markets and resultant regional competence. They allow us to carefully select partners with whom we want to develop our business long term. We can thus exploit the opportunities that present themselves in eastern Europe and participate profitably in the steady evolution of these markets.

Capital market solutions: Innovative tools for risk hedging

In certain cases, the demand for risk protection exceeds the capacity provided by insurers. At the same time, investors on the international capital markets are constantly seeking new forms of investment. Our subsidiary Munich American Capital Markets (MACM) fills the gap, linking the rising demand for insurance with innovative capital market products.

As last season's windstorm season demonstrated, natural hazard events can cause gigantic losses within a very short period. It is beyond dispute among climate experts that climate change will lead to more natural catastrophes and meteorological anomalies. The resultant losses could push the limits of the insurance industry's capacity to assume these risks. New, innovative instruments are therefore becoming increasingly important for the industry.

The international capital markets are assuming growing significance in this context. Innovative financial market products are extremely well suited for diversification purposes and are ideal supplements to traditional underwriting and asset management techniques.

Weather derivatives are financial instruments for hedging against the vagaries of the weather. Meteorological research institutes estimate that around 80% of the turnover and profitability of all economic activities are dependent – either directly or indirectly – on the weather. In winter, energy consumption increases because of heating needs, whereas in summer it rises due to greater use of air-conditioning and cooling systems. But above all, crop yields in agriculture are subject to substantial weather-related fluctuations. In the case of such risks, hedging via weather derivatives like weather options may be considered. The purchaser of a weather option pays a premium for the right to receive a compensation payment if, for example, the temperature falls below or exceeds a certain threshold stipulated in the option.

Another way to protect oneself against losses from natural catastrophes like earthquakes or windstorms is through structured bonds, known in the trade as catastrophe bonds or insurance securitisation. Here the risk of a potential loss event is securitised and issued as a bond. This has a better return than traditional bonds, because investors demand an enhanced spread for what is generally regarded as a novel form of risk. For if the predefined loss event occurs, the bond loses some or all of its value, the paid-in capital is used to cover the losses, and the investor could be left with nothing.

MACM protection for energy company

Munich Re has bundled its capital market activities for risk transfer and hedging in its subsidiary Munich American Capital Markets (MACM), through which we assume risks from our clients and place them on the capital market. Last year, for instance, we helped protect an American energy company against its high dependency on the weather. This company's earnings deteriorated substantially in warm winters. For this risk, MAMC developed an index-linked product for the capital market. One parameter for this was the number of particularly warm days during the heating period. Our experts discovered that the relationship between energy consumption and temperature is not linear. And so a differentiated structure emerged, which allows the company's risk to be limited depending on the course of the winter.

But weather and natural catastrophes are only one of the many fields of business in which MAMC operates. Innovative solutions are in ever greater demand elsewhere, too. An example is the search for alternative financing possibilities for research and development costs in the pharmaceuticals industry, or in all areas where it is necessary to protect future income – in the leisure industry, among toll-road operators, or in the film sector.

Film productions nowadays frequently cost US$ 100m or more. As the production costs rise, so does the entrepreneurial risk: if the film is not successful, the studio can find itself in serious difficulty. MAMC has provided cover for a whole package of films from one US film studio. For this film portfolio, it developed a model that made it possible to evaluate the portfolio performance and the earnings prospects. In this way, a sound decision-making basis could be established for the risk that a slate of films does not produce the expected income. The solution is transparent for both the company and investors – possible losses are clearly defined.

We also advise our clients in the development of innovative risk transfer or risk financing structures in life insurance and company semi-retirement schemes. Alternative capital market solutions are becoming increasingly important in life insurance: to finance business, to comply with reserving regulations or to transfer risk. They allow the capital employed to be optimised and performance to be improved.

In Germany, we have come up with an innovative solution for company semi-retirement schemes. Since 1 July 2004, companies have been legally obliged to provide suitable protection for their employees' working-hour accounts. We combine traditional insurance elements with modern capital market instruments and use derivatives to hedge against price movements, all in all an economic and efficient alternative for protecting semi-retirement credit.

Growing capital-market appetite

We are convinced that our tools for assessing risks and for devising these innovative capital market solutions constitute an important part of risk management – both for our clients and for our own business. Although the capital market's appetite for insurance-related risks is currently still small, there is clearly an upward trend. Institutional investors in particular can no longer ignore such products and regard these risks as an interesting way to complement and diversify their investment portfolios.

Customised portfolio solutions: Growth market "retrospective reinsurance"

When insurers and industrial firms actively manage the run-off of their claims portfolios, they improve their risk and capital situation.

The demands being made on insurance companies' capitalisation are continually mounting, whilst the risks to which insurers are exposed are being looked at in an increasingly differentiated way. It is therefore becoming more and more important to actively manage these risks and the capital employed. An attractive option in this context is retrospective reinsurance. In contrast to conventional reinsurance, it provides protection not for future risk periods but for periods that have already expired. For it is a feature of insurance that although coverage has expired, the ultimate claims amount often remains unknown for a long time – possibly for decades in the case of liability business. Retrospective reinsurance offers the prospect of sharing the run-off risk with the reinsurer or even ceding it completely, freeing up capital for other investments.

Prepared for the new regulations

Many companies underestimate the advantages that can be derived from arranging protection for their claims portfolios. But pressure is growing to carry out effective risk and capital management – it is required by investors, rating agencies and new solvency and accounting regulations. Retrospective reinsurance also offers interesting opportunities for limiting risks in the case of strategic realignments or takeovers.

In principle, it functions just as simply as conventional reinsurance: the primary insurer cedes risk to the reinsurer against payment of a premium. At present, the run-off risk for claims portfolios is usually regarded as a factor that cannot be influenced. Few companies actively manage the reserving risk; most concentrate on adequate administration of their claims portfolios and keeping an eye on run-off performance.


CPS – Customized Portfolio Solutions
Get on course for success with
retrospective reinsurance

Our CPS brochure introduces the Munich Re centre of competence and concisely outlines the basic functioning of retrospective reinsurance.
www.munichre.com/ mr-publications
Order number 302-00926

Potential demand in continental Europe

Insurers in the Anglo-Saxon markets currently use the product much more frequently than insurers in continental Europe. But in these countries, too, the potential for companies to simultaneously optimise their risk and financial situation is enormous. By removing risks from their books, they release capital and management resources that may be better allocated to other areas and improve important solvency and balance-sheet ratios.

Munich Re has been offering individual reinsurance solutions for claims portfolios since 1997. The risk assessment process for these covers focuses on different elements to those in traditional reinsurance: at the centre are the risks of error and change. The underwriting of such business has consequently been assigned to a dedicated centre of competence – Customized Portfolio Solutions (CPS). Twelve specially qualified staff provide the expert knowledge required for the underwriting and performance control of such business and ensure that this know-how is developed further. CPS also draws on the experience and knowledge of actuaries, lawyers and other experts via the international network of the Munich Re Group. This enables us to successfully exploit the whole range of opportunities emerging from this globally growing market.

Healthcare management: Working hard for better health

Healthcare in many countries is ailing. Everywhere cost-saving is on the agenda. Counter to the general trend of cuts, we are successfully pursuing initiatives for improved healthcare management with more service – for better health at economically viable conditions.

Health is a valuable good. The industrial nations in particular spend a great deal of money on it. Top of the table in per capita expenditure for healthcare is the USA, which according to a World Health Organization report, stood at US$ 4,887 in 2001. In second place was Switzerland with US$ 3,779, whilst average spending in the European Union totalled US$ 1,843. The costs of healthcare systems are constantly rising worldwide. In many countries, ideas for more efficiency are being debated, some of which have been implemented. But not much has changed with regard to the fundamental problems. There is still a tendency to look at things in isolation, with a lack of coordination between service providers, cost carriers and end consumers.

The Munich Re Group is one of the major cost carriers in healthcare. DKV, for example, which belongs to our primary insurance group ERGO, is the largest private health insurer in Europe. Europäische Reiseversicherung provides cover for medical costs incurred during travel. In addition, as health reinsurers, we assume and manage risks from our primary insurance clients throughout the world. Given this position, we naturally have a vital interest in money being spent well on patient care and in all technical risk components being soundly assessed and managed.

Competence along the whole treatment chain

Optimising the management of medical care is at the very heart of our initiatives. Throughout the whole treatment process – from searching for the right specialist, through diagnosis and therapy, to rehabilitation – we provide services that give our clients additional benefits to those of the insurance itself and also improve our risk management. A guiding principle in this process is a fair balance of interests between insured, insurer and provider, to achieve the best possible treatment at economically acceptable conditions.

We help to resolve the apparent conflict between optimum care and lowest possible costs through our additional services. Our subsidiary MedNet, for instance, assumes organisational tasks in connection with health insurance, especially in the Arab region but also in Italy, Greece, Turkey and Cyprus. In these countries, many health insurers are not equipped to deal with the special procedures and business processes connected with medical care and invoicing. In order to improve healthcare management, we draw on the information gained from our insurance cases and the medical know-how of our experts. We work out proposals for better and more cost-effective treatment. Thus a patient whose complex medical treatment in the United Arab Emirates would have cost US$ 17,000 was, on our initiative, treated in Germany – at a higher standard of medical quality and a significantly lower cost of US$ 12,000.

Standards for treatment developed

We achieve similar successes through the work of our specialists at ArztPartner almeda, a subsidiary of DKV. They develop disease management programmes for selected medical diagnoses, based on information from health insurers and patients. The primary focus here is on chronic conditions such as cardiac insufficiency, diabetes mellitus, asthma and coronary heart disease. In line with a tried-and-tested standard, patients with such diagnoses are accompanied throughout the course of their illness, with consultation and involvement of all the parties concerned. This substantially enhances quality and efficiency for patients and health insurers. By using such a programme, it has proved possible to reduce expense for patients suffering from cardiac insufficiency by around 30% per case.

A special service called "Best Care" is available from DKV. This guarantees that insureds suffering from one of 25 serious conditions can be treated without delay by top specialists in Germany. DKV organises the contact between patient and specialist, and provides for swift therapy and rehabilitation. A scientific advisory board, comprising renowned doctors from the relevant disciplines, supports the work of the Best Care network. In this way, DKV improves medical and post-operative treatment for its insureds.

Our cooperation with Best Doctors Inc. is also all about ensuring the best possible healthcare for our clients. Via a database with around 50,000 physicians worldwide, this organisation offers patients the chance to have a diagnosis checked by one of the recognised specialists on its register. Our US subsidiary American Re has integrated this service into its products, above all in the field of workers' compensation, and as a result has been able to significantly improve traditional treatment management and case management, making them more cost-effective. Unnecessary operations are avoided and patients are cured more quickly. Hence it proved possible to save the eye of one patient, for instance. A doctor wanted to remove her left eye because of a malignant tumour. Through Best Doctors, however, the young woman found a doctor for alternative treatment. Best Doctors not only provide access to better forms of therapy; they also help to reduce costs for acute treatment. On average, expenses for acute care in the first year have decreased by around 27%. Besides this, the cooperation with Best Doctors has helped to prevent cases of long-term disability among insureds as well. The reserves for lifetime benefits from workers' compensation insurance alone have fallen on average by more than US$ 190,000 per patient. In the biggest case to date, it was possible to reduce the reserves by as much as US$ 2.2m. A man who had been struck by lightning was first thought to be clinically dead but in the meantime he has been fully restored to health and has returned to his job without any residual disability. Our Canadian subsidiary Munich Reinsurance Company Canada Branch (Life) offers clients the services of Best Doctors as an add-on to its critical illness products.

Creating the platform for optimum care

A special contribution to healthcare management is made by our subsidiary Mercur Assistance. As the first point of contact, it offers a 24/7 information and advisory service by phone, e-mail or internet to patients at home and abroad who need help in locating a doctor or answering medical questions. It takes on and bundles tasks that health insurers cannot provide on such a broad scale, thus helping to start things moving in the right direction right from the beginning of treatment. Mercur Assistance organised extensive support, for example, in 2002 after the attack on the synagogue on Djerba (Tunisia), or after a bus accident involving a German-Swiss travel group in Mexico in 2004, and not least following the terrible flood disaster in South Asia (see box). In the process, it has proved its ability to competently manage and coordinate help internationally in emergency situations.

And so, in quite different ways, we as the Munich Re Group improve the management of medical and insurance cases with our experience and competence. Our service initiatives provide added value for health insurers and patients, as well as enhancing quality and efficiency both at primary insurance companies and in our own insurance and reinsurance.

Extensive service and assistance management for tsunami victims

Swift and well-coordinated professional help is more crucial than ever in the wake of disasters like the tsunami at the end of 2004. After the earthquake off Sumatra and the devastation caused by the gigantic waves that followed, Mercur Assistance quickly took on the task of managing the medical care and repatriation of injured tourists. As an experienced service provider for insurance companies and their insureds in emergency situations, our subsidiary worked tirelessly behind the scenes, initiating, organising and coordinating a whole range of assistance measures.

The tsunami in South Asia and its aftermath are one of the greatest natural catastrophes in human memory. The death and destruction it caused afflicted both the local population and tourists.

Injured people far from home required special help: rapid medical care, treatment to stabilise their conditions, repatriation and, finally, hospitalisation as near to home as possible.

Within a very short time, Mercur Assistance organised and coordinated this for around 200 tourists, acting centrally for all assistance providers of the German Insurance Association (GDV). Soon after the first news of the tsunami on 26 December 2004, the Mercur Assistance team started preparing itself for the foreseeable catastrophe. Extra shifts worked round the clock in Mercur's crisis centre. After consultations with the Foreign Office in Berlin, a German air force Airbus ambulance (MedEvac) was chartered and flown to Phuket to provide for the care and repatriation of insureds. Severely injured patients were transferred to special hospitals in Bangkok, while for the less seriously injured, flights back home were organised with travel operators. European partner organisations also arranged for injured tourists from Scandinavia, Belgium, Austria and Switzerland to be repatriated through Mercur. In a huge effort extending over one-and-a-half weeks, the Mercur Assistance team handled more than 200 cases, with all the people involved receiving medical attention of some kind and the necessary information being forwarded to the claims staff at the respective insurance companies.

A cool head and experience in disaster relief are essential in such operations. With its extensive know-how in providing professional aid, also internationally and over long distances, Mercur Assistance ensured that those in need received fast and competent help.



DKV in China: Initiative in the largest growth market

The Chinese market offers virtually unparalleled potential for development. ERGO's health insurance subsidiary DKV has played an active part in establishing the first private health insurer in China.

In 2003, the approximately 1.3 billion inhabitants of the "Middle Kingdom" generated a GDP of almost US$ 1.4 trillion. The People's Republic of China is thus one of the most important markets of the future. It is the sixth largest economy in the world – with growth rates far above the average: in 2003, real growth in GDP totalled 9.1%.

Given the evident business potential, companies all over the world are investing in China. Although the markets are in part still subject to restrictive rules and regulations, global groups of companies are already jockeying for position to ensure successful long-term involvement in the People's Republic.

Major opportunities for health insurance

The health insurance market's development is particularly dynamic. Although its share in China's overall premium income is only around 6%, it has grown by up to 50% per annum in recent years. In 2003, income from health insurance products totalled more than €2bn. The majority of the population does not yet have enough health cover; however, the authorities are promoting the expansion of private health insurance.

Last year DKV, which has been represented in China since 1998, participated in establishing the PICC Health Insurance Company of China Limited. It is the first private health-only insurer, as it was hitherto customary in China to combine life and health insurance. DKV's stake is 19%, the maximum share a foreign company is allowed to hold in Chinese enterprises. Partners in the joint venture are PICC (51%), which is the largest Chinese insurance company with a premium income of US$ 6bn, and three Chinese investors, each holding a share of 10%. PICC has a very attractive and well-established brand and a market-wide sales network.

DKV has contributed not only financially; it has also offered the new company organisational and personnel support. 15 of its specialists are providing initial assistance in building up PICC Health. DKV is represented on the company's administrative, management and supervisory bodies. It also provides the chief actuary, who plays a major role in developing new products and premium calculations. DKV can draw on its experience as Europe's largest private health insurer, and we are convinced that all parties will benefit from it.

Life insurance: The future belongs to private provision

Despite the reforms in Germany, life insurance remains an attractive way of making private provision for old age. The companies in the Munich Re Group offer security and profitability.

Throughout Europe, demographic change is putting pressure on public pension systems. The trend towards lower birth rates is unbroken, whilst life expectancy is increasing. The consequences: lower pensions from social security systems financed on a pay-as-you-go basis, and a greater need for private provision. This is particularly evident in Germany, where there is a substantial amount of catching-up to do in the field of private provision compared with other countries. We are therefore expecting especially good business opportunities for the life insurers in our Group in the coming years.

New: Taxation at the benefit stage

Following the major pension reform of 2001, legislation was adopted in Germany last year for another extensive reform. The Retirement Income Act provides for a gradual transfer to taxing pensions at the benefit stage, with tax being reduced on contributions step by step and levied instead on the pensions paid. Putting this reform into practice will take time: the change is scheduled to be completed by the year 2040.

The Act is based on the philosophy of a "three-layer model" comprising a basic pension, additional funded supplementary pensions and other provision for retirement. The basic pension consists of lifetime pension payments that may not commence before the age of 60 and cannot be capitalised, inherited, transferred, used as collateral, or sold to third parties. This includes public pension insurance and the new private basic pension.

Funded supplementary pensions include products whose requirements are similar to those of the basic pension, such as all forms of company pension and the German "Riester" pension. Contributions are not taxable up to the respective maximum limit and, in the case of company pensions, are partly exempt from social insurance contributions; the pension itself and admissible partial capitalisations are taxed.

In the third layer, which includes endowment insurance and annuity insurance, the premiums are paid out of taxed income. Furthermore, interest earnings are taxable at the benefit stage in the case of lump-sum benefits. At first glance, this appears to represent a marked deterioration in the fiscal parameters for life insurance in Germany. But it is worth taking a closer look. In the case of annuity insurance, investment income earned in the accumulation period is tax-free if the policyholder chooses an annuity rather than a lump-sum payment; at the same time the taxable income content of the pension payment is reduced, so that altogether annuity insurance is in a better position than before. Endowment insurance also remains in a preferential position: if the capital is paid out after the age of 60 and the policy has run for at least 12 years, only half the earnings are taxable.

Corporate pension schemes in the ascendancy

Company pensions are especially attractive. Since the pension reform of 2001, which laid down a legal right for employees to demand certain forms of company retirement-provision arrangement, this area has increased appreciably in significance. A legal form that has benefited exceptionally from state promotion is the "Pensionskasse", the traditional type of German corporate pension scheme. More than 90% of the new company schemes have this form. The life insurers of the Munich Re Group are among the market leaders in company pension insurance. Besides many medium-sized firms, a substantial number of well-known major companies have entrusted provision for their employees to us. As there has been an improvement in the possibility for employees to take company pension entitlements with them when they change employers, the incentive to join corporate pension schemes has risen markedly.

Altogether, it can be said that private and company-based life insurance will continue to grow in importance as part of the overall concept of old-age provision. With a view to long-term and secure retirement provision, many investors see no real alternative to the mixture offered by life insurance – cover for the main biometric risks (such as death, longevity or disability), guaranteed interest plus additional profit sharing.

Our life insurers are paying even greater attention to cost and risk management, with the aim of making life insurance secure and profitable both for their clients and for our shareholders. Their risk management focuses particularly on investments and the biometric risks like longevity. Munich Re has developed an extensive range of tools to address the short-term risks (e.g. fluctuating share prices) and long-term hazards (e.g. interest-rate and biometric risks). The tools allow the respective risk situation to be optimally assessed and managed. We utilise the findings to further enhance our asset-liability management and our life insurers' product development.


RENTE
KUNDENINFORMATION
KAISER-
VORSORGE/PLUS®
HAMBURG
MANNHEIMER
VICTORIA
Ermitteln Sie mit uns Ihre
Versorgungslücke

Private provision closes the gaps. The primary insurers in the Munich Re Group offer extensive consultancy and individual solutions.

05
Corporate responsibility

Report of the Supervisory Board p. 76
Supervisory Board committees p. 79
Corporate governance p. 80
Rating p. 82
Sustainability as an opportunity p. 83
Sustainable investment p. 83
Staff p. 85
Social commitment p. 86
Environment p. 88



125 years
Advancing innovation
We accept responsibility

Our founder, Carl Thieme, was generally considered to be one of the most progressive employers of his time in terms of socio-political thinking: Christmas bonuses were introduced in 1885, "English working hours" from 9 a.m. to 4 p.m. in1890, and a pension fund in 1891. Paid leave for every member of staff dates back to 1905. Whether yesterday or today: Working for Munich Re is something special.

Report of the Supervisory Board



Dr. Hans-Jürgen Schinzler
Chairman of the Supervisory Board

Ladies and gentlemen,

The Supervisory Board closely monitored Munich Re's business development in the year under review, giving detailed attention to the Company's situation. We performed the duties incumbent on us by law and under the Articles of Association, advising the Board of Management and continually assuring ourselves of the fit and proper management of the Company. The Board of Management informed us promptly, comprehensively and regularly about all important business transactions. We were involved in all decisions of fundamental significance. The Chairman of the Supervisory Board kept in regular contact with the Chairman of the Board of Management in between the official meetings and obtained ongoing information on the business position.

Focal points of the meetings

Five meetings of the Supervisory Board took place in the business year 2004. The Supervisory Board allocated more time overall for the individual meetings – acting on a suggestion resulting from the efficiency audit of its activities – and was thus able to devote itself even more extensively to the Company's business situation. Special topics were also dealt with in depth, including the significance of long-term global trends and the related challenges for Munich Re. The meetings were attended by all the members in virtually every case.

The Board of Management reported in detail at the meetings about the quarterly financial statements and on the outlook for the 2004 results. On the basis of these reports, the Supervisory Board regularly discussed, in particular, the development of results in the Munich Re Group's individual business segments. In addition, we debated at length the business policy and planning for 2005 and 2006, as well as the measures for securing and expanding profitability in primary insurance and reinsurance. We had the new Chairman of the Board of Management give us a detailed picture of the Company's strategy. In addition, the Supervisory Board carefully examined the Company's risk situation and risk management, as well as the changes in supervisory requirements for reinsurance. The Board of Management kept us abreast of developments at the main subsidiaries, especially American Re, and the two major IT projects in the primary insurance and reinsurance groups. Other subjects of discussion were the personnel report of the Board of Management and a comparison with competitors of the Munich Re Group. The Supervisory Board also considered such topical issues as the effects of the German Investor Protection Enhancement Act and developments in connection with the investigations of New York State Attorney General Spitzer in the USA. The Board of Management briefed us about the restructuring measures at ERGO, the capital measure involving VICTORIA Leben and Munich Re's assumption of unified control in respect of ERGO.

Between the meetings, we were informed by the Board of Management in writing about various business transactions and events, including the successful renewals in reinsurance, Munich Re's approach with regard to Hypo-Vereinsbank's capital increase, the new management structure for the ERGO Insurance Group, the consequences of the hurricanes in the Caribbean and the USA, the typhoons in Asia, and the earthquake off Sumatra.

Committees of the Supervisory Board

The four committees of the Supervisory Board are each composed of shareholder and employee representatives. Their membership changed in the period under review and is shown separately on page 79. Except for the Audit Committee, they are chaired by the Chairman of the Supervisory Board.

The Personnel Committee met three times in the year under review. It dealt in particular with the compensation of the members of the Board of Management, and with the latter's acceptance of seats on supervisory, advisory and similar boards.

The Standing Committee, which also met three times, devoted itself mainly to topics of corporate governance. Among other things, it discussed how the efficiency of the Supervisory Board's work could be further improved and submitted proposals for this to the full Supervisory Board.

The Audit Committee met five times. It concerned itself extensively with the annual financial statements for Company and Group and the quarterly financial statements; the external auditors reported on their work. The committee also deliberated issues of corporate governance in accounting and risk management, the Internal Auditing Division's annual report, and the financial conglomerates directive. Apart from this, it made preparations for the appointment of the external auditor, which has to be decided on by the Supervisory Board as a whole, obtained the auditor's declaration of independence, and acquired detailed information on the type and scope of services not related to auditing. It appointed the auditor and specified the focal points of the audit.

The Conference Committee as per Section 27 para. 3 of the German Co-Determination Act did not need to be convened.

Regular detailed information about the work of the committees was provided at the meetings of the full Supervisory Board.

Annual financial statements

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the following documents and gave them an unqualified auditor's opinion: Munich Reinsurance Company's financial statements and consolidated financial statements as at 31 December 2004, plus the management reports for the Company and the Group. The auditor's reports were promptly given to all the members of the Supervisory Board. The Audit Committee examined the company and consolidated financial statements, the management reports and the auditor's reports in advance and discussed them in detail with the auditor at the Audit Committee meeting on 13 March 2005 in order to prepare for the resolution by the full Supervisory Board. The Audit Committee presented the results of its discussion to the full Supervisory Board the following day.

The Supervisory Board closely considered the company financial statements, the consolidated financial statements, the management reports and the proposal of the Board of Management for the appropriation of the balance sheet profit. On the basis of the Audit Committee's prior examination and our own examination, we approved the company and consolidated financial statements. At our balance sheet meeting on 14 March 2005, we adopted the annual financial statements drawn up by the Board of Management. We agree to the Board of Management's proposal for the appropriation of the balance sheet profit, which provides for a dividend of €2.00 per share.

Corporate governance and declaration of compliance

Munich Re is committed to good corporate governance. The Supervisory Board therefore again examined the efficiency of its work in the year under review and decided on various changes to the rules of procedure for the Board of Management and Supervisory Board. More information on this can be found in the section "Corporate governance" on page 80.

On 9 December 2004, the Board of Management and the Supervisory Board published a declaration of compliance in accordance with Section 161 of the German Stock Companies Act and made it permanently accessible to shareholders on the Company's website. The declaration of compliance is also included in the section on corporate governance on page 81.

Composition of the Supervisory Board

The term of office of the Supervisory Board expired at the end of the AGM on 26 May 2004. The AGM re-elected all the shareholders' representatives to the Supervisory Board.

Following the election for the employees' representatives, Klaus-Peter Biebrach, Peter Burgmayr, Gertraud Köppen, Dr. Klaus Schumann and Ludwig Wegmann ceased to be members. We wish to thank them all for their personal commitment and constructive work on the Supervisory Board. The new members elected were Holger Emmert, Dr. Rainer Janßen, Ingrid Müller, Dr. Jürgen Schimetschek and Kerstin Seefried; the other employees' representatives were re-elected.

At its constituent meeting following the AGM, the Supervisory Board elected Dr. Hans-Jürgen Schinzler as its new Chairman. Mr. Hartmann, who had been Chairman since December 1996, was no longer available for this office. We thank Mr. Hartmann very much for his dedicated and discerning work over many years and are glad that he will continue to serve Munich Re on this body.

The Supervisory Board wishes to thank the Board of Management and all staff for their hard work and commitment in the year under review, which played a decisive part in enabling Munich Re in 2004 to record the best result in its history.

Munich, 14 March 2005

For the Supervisory Board

Dr. Hans-Jürgen Schinzler
Chairman

Supervisory Board committees

Personnel Committee

Ulrich Hartmann (Chairman) (until 26 May 2004)
Dr. Hans-Jürgen Schinzler (Chairman) (from 26 May 2004)
Herbert Bach
Dr. Bernd Pischetsrieder

Standing Committee

Ulrich Hartmann (Chairman) (until 26 May 2004)
Dr. Hans-Jürgen Schinzler (Chairman) (from 26 May 2004)
Herbert Bach
Dr. Bernd Pischetsrieder
Dr. Albrecht Schmidt
Josef Süßl

Audit Committee

Dr. Albrecht Schmidt (Chairman)
Hans-Georg Appel (from 26 May 2004)
Klaus Peter Biebrach (until 26 May 2004)
Ulrich Hartmann (until 26 May 2004)
Prof. Dr. Henning Kagermann
Dr. Hans-Jürgen Schinzler (from 26 May 2004)
Dr. Klaus Schumann (until 26 May 2004)
Wolfgang Stögbauer (from 26 May 2004)

Conference Committee

Ulrich Hartmann (Chairman) (until 26 May 2004)
Dr. Hans-Jürgen Schinzler (Chairman) (from 26 May 2004)
Herbert Bach
Dr. Bernd Pischetsrieder
Wolfgang Stögbauer (until 26 May 2004)
Judy Võ (from 26 May 2004)

Corporate governance: Transparent and efficient

We have expanded and broken down further the data we provide on the Board of Management's compensation, thus offering extensive information even without individualised disclosure

Corporate governance stands for a form of responsible company management and control geared to long-term creation of value. Of particular importance to the Munich Re Group in this context are the promotion of shareholders' interests, efficient practices on the Board of Management and Supervisory Board, good collaboration between these bodies, and corporate communications that are open and transparent internally and externally.

With its international organisation, the Munich Re Group has to consider corporate governance rules in different national legal systems. Clearly, we observe the respective national standards and internationally recognised best practices. In Germany, where Munich Re has its registered seat, corporate governance rules are contained in statutory provisions and also in the German Code of Corporate Governance, which came into force in 2002 and was revised in 2003. The Code contains the main legal rules to be observed by listed German companies; in addition, it gives recommendations and proposals based on nationally and internationally recognised standards of good and responsible management.

The corporate governance issue that dominated public debate in Germany this year was undoubtedly the individualised disclosure of compensation paid to management boards. The subject is a controversial one. Munich Re has carefully weighed up the arguments for and against individualised disclosure. In so doing, we have found it disquieting how far the important topic of corporate governance has been reduced to this one aspect. In our view, whether a company has "good" or "bad" corporate governance does not depend on whether it discloses its individual board members' remuneration or not.

On mature reflection, the Board of Management has ultimately decided against publication in this form because it does not consider such disclosure to be appropriate. The notes to our consolidated financial statements show how much the Board of Management as a whole earned in the business year 2004 (see p. 190f.), broken down according to the different compensation components. In addition, the notes specify the structure of the Board of Management's compensation system (see p. 191). Supplementary to the data provided last year, there is now information on the Board members' pension entitlements as well. Even without individualised disclosure, Munich Re thus meets the objective needs of investors and shareholders for information, since they are in a position to assess the relationship between the Board of Management's performance and compensation on the basis of the details they receive regarding the Board of Management as a collegial body.

We thus cover the most important grounds advanced in favour of individualised publication. The allegation that if a company does not disclose compensation on an individual basis, it may be concealing unreasonably high amounts does not withstand scrutiny. Any excessive remuneration of individual Board members could be deduced from the amount of compensation for the Board as a whole, which is published every year. And as the relationship between performance and compensation can be ascertained on the basis of the existing information, the requirements of transparency are also met. The publication of managers' remuneration in the Anglo-American legal sphere has in no way prevented compensation excesses there.

Last year, too, the Supervisory Board reviewed the efficiency of its activities in terms of good corporate governance, in particular the question of whether the measures decided on by the Supervisory Board in the previous year to improve its efficiency had been effectively implemented. The main points of emphasis therefore, as in the previous year, were the form, content and timing of reports from the Board of Management to the Supervisory Board, and the flow of information between the committees and the full Supervisory Board. In all areas, the Supervisory Board found that there had been improvements, sometimes substantial ones. Where this was not yet the case to the desired extent, it decided on further refinements. Thus, for example, it has asked the Board of Management to extend its reporting to the Supervisory Board on certain topics.

In order to enhance the efficiency of its operations still further, the Supervisory Board made various adjustments to the rules of procedure for both Board of Management and Supervisory Board in 2004. On the one hand, it has expanded the group of transactions that require its approval and is therefore able to perform its supervisory function better than before. On the other hand, a change in its own rules of procedure has transferred certain responsibilities of the Standing Committee back to the full Supervisory Board, so that particularly important decisions are taken by all the members. This means that with regard to some topics that were previously discussed mainly in the committees, the Board of Management will report in detail at meetings with the full Supervisory Board.

Corporate governance is an ongoing process. We will continue to address this issue, refining our corporate governance principles and thereby taking into account the guidelines laid down by the German Code of Corporate Governance. But for us the key is that corporate governance is not only incorporated in rules and regulations but is also lived out in practice. Major contributors to ensuring this are internal auditing, risk management and the Compliance Office. Our Internal Auditing Division supports the Board of Management in its monitoring duties by performing risk-oriented reviews and audits. The job of Munich Re Group's risk management is to identify and analyse risk situations holistically. You can find detailed information on this starting on page 133. The Compliance Office makes sure that particular legal and supervisory obligations, such as those arising from securities trading law, are properly met.

On 9 December 2004 the Board of Management and the Supervisory Board published the following declaration of compliance, in accordance with Section 161 of the German Stock Companies Act:

"Since the last declaration of compliance on 5 December 2003, Munich Re has fulfilled the recommendations of the Government Commission's German Code of Corporate Governance in the version of 21 May 2003, or will fulfil these recommendations in future, with the following exceptions:

- Item 7.1.2
  The consolidated financial statements for the business year 2003 were published on 15 April 2004. This means Munich Re kept well within the deadline stipulated in the German Commercial Code but did not comply with the 90-day deadline recommended in the German Code of Corporate Governance.
  The publication of the consolidated financial statements for the business year 2004 is scheduled to take place within the 90-day deadline. In line with previous announcements, since the second quarter of 2004 the interim reports have been made publicly accessible within the 45-day deadline recommended by the German Code of Corporate Governance.
- Item 4.2.4 sentence 2
  For the business year 2003, the remuneration of the members of Munich Re's Board of Management was shown in detail for the whole Board in the notes to the consolidated financial statements, broken down according to fixed compensation, performance-related components and components with long-term incentive effect, although not individualised as recommended by the German Code of Corporate Governance. For the business year 2004, too, the Board of Management's remuneration will be published in detail for the whole Board but not individualised."

On our website, we provide detailed information on the Board of Management and the Supervisory Board. This includes information on the duties and composition of the four committees of the Supervisory Board (see also page 79), on the powers of the Annual General Meeting and how to participate in it, and on other topics of corporate governance.

Rating:
Stabilisation at a high level

Munich Re's financial strength is traditionally given top ratings by the leading rating agencies. Following the downgradings that took place throughout the industry in the previous year, the ratings of the Munich Re Group stabilised in 2004 at a high level in comparison with our competitors. The rating agencies A. M. Best, Moody's and Fitch put Munich Re in their second-best category for financial strength, and Standard & Poor's in their third-best. Across the board, the rating agencies attest to our very strong market position, outstanding expertise and good capitalisation.

Financial strength ratings for the Munich Re Group

Rating agency	Rating	Outlook
A. M. Best	A+ (Superior)	Stable
Fitch	AA (Very strong)	Negative
Moody's	Aa3 (Excellent)	Negative
Standard & Poor's	A+ (Strong)	Stable

Reinsurance group
The ratings for our subsidiaries on 28 February 2005 at a glance:

	A. M. Best	Moody's	S&P
American Re-Insurance Company	A	A2	A
Great Lakes Reinsurance (UK) PLC	A+		A+
Münchener Rück Italia	A+		A+
Munich American Reassurance Company	A+		A+
Munich Reinsurance Company of Australasia	A+		A+
Munich Reinsurance Company of Canada	A+		A+
New Reinsurance Company	A+		A+
Temple Insurance Company	A		

Primary insurance group

	Fitch	Moody's	S&P
D.A.S. Legal Insurance Co. Ltd.			A
DKV Deutsche Krankenversicherung Aktiengesellschaft	AA–		A+
Hamburg-Mannheimer Sachversicherungs-AG			A+
Hamburg-Mannheimer Versicherungs-Aktien-Gesellschaft	AA–	Aa3	A+
KarstadtQuelle Lebensversicherung Aktiengesellschaft			BBB
VICTORIA Lebensversicherung Aktiengesellschaft	AA–	Aa3	A+
VICTORIA Versicherung Aktiengesellschaft			A+

Notes and debentures
The notes and debentures issued by our Group are rated as follows:

	A. M. Best	Fitch	Moody's	S&P
Munich Re Finance B.V., 6.75%, €3.0bn, Subordinated Bonds 2003/2023	a+	A+	A2	A–
Munich Re Finance B.V., 7.625%, £300m, Subordinated Bonds 2003/2028	a+	A+	A2	A–
Munich Reinsurance Company, 1.0%, €1,150m, Exchangeable Bonds 2000/2005	aa	AA		A+
American Re Corporation, 7.45%, US$ 500m, Senior Notes 1996/2026	bbb		A3	BBB
ERGO International AG, 0.75%, €345m, Exchangeable Bonds 2001/2006 (Aventis)		A		A–
ERGO International AG, 2.25%, €345m, Exchangeable Bonds 2001/2006 (E.ON)		A		A–

Sustainability as an opportunity: On the way to sustainability management

As a consequence of its economic strength, its global operations and its knowledge of risks worldwide, Munich Re bears a special responsibility for sustainable development. Our involvement combines ecological and social interests with our long-term economic objectives as one of the world's leading risk carriers. We therefore decided last year to expand our traditionally high degree of commitment in this area.

We view sustainability from four perspectives: economic, ecological, employee-related and social. It is our objective to ensure the long-term success of our Group by continually improving our risks. Aspects of sustainability are to be systematically incorporated into product design so that we can offer insurance solutions that keep pace with technological progress. Another important objective is to make partnerships with clients and investors even more transparent, thus strengthening trust.

We already integrate numerous features of sustainability into our business: in evaluating and managing risks, investing capital, taking account of corporate governance guidelines, developing working-time models and advanced training concepts, devising insurance products, making available our expertise to numerous social and political bodies, and financially supporting cultural enterprises as well as the needy. Examples are provided in the individual parts of this section.

Sustainable investment: Double return

As leading sustainability indices show, Munich Re is among the top firms in this area. For us, socially responsible investment (SRI) is not merely a passing fashion but a part of our risk prevention.

Sustainable all round: Munich Re invests sustainably and its shares are a sustainable investment. Why is that so important to us? As a reinsurer we are professional handlers of risk. We evaluate and manage risks, but above all we engage in risk prevention. This includes keeping a close eye on long-term trends worldwide. For they have a direct impact on our risk portfolio and affect us as a major institutional investor and listed company. An example: hurricanes not only result in claims burdens for insurance and reinsurance; in the short term at least, they can also lead to price losses in the investment sector. Our own stock price can suffer as a consequence of claims payments and falls in share prices.

Climate change as a risk factor

Up to now large loss events have not played a recognisable role on the capital markets. Climate change, however, could also become a significant risk factor in asset management, depending on how clearly the effects manifest themselves and how clients, shareholders, and the media and society at large come to terms with this phenomenon. Risk perception, public debate and investors' subjective criteria are also important factors. We constantly monitor climate developments and take into account their consequences in our investment activities.

Thus, back in 2001, we already included the criteria of sustainability in the objectives for our investments, along with return, security and liquidity. Through mandates for our asset management company MEAG, we also stipulate that 80% of our investments in shares and corporate bonds are to be made according to sustainability criteria. This applies to the whole Munich Re Group. Furthermore, in November 2003, MEAG presented its first retail sustainability fund. The internationally oriented "MEAG Nachhaltigkeit" fund invests solely in companies whose operations are in conformity with the principles of social and ecological sustainability. These companies are on the one hand established firms that meet all the strict sustainability criteria. On the other hand, they are innovators – small or medium-sized firms with especially good growth potential operating in such fields as water treatment or renewable energy.

Munich Re shares included in sustainability indices

Munich Re is also well positioned as an object of investment in the constantly growing market for sustainability-oriented investors. Since 2001, Munich Re shares have been included in the world's two most renowned sustainability indices, the Dow Jones Sustainability and the FTSE4Good. We also feature in other such indices as the ASPI, ESI and Ethical Index. We work to achieve this success year for year – through our commitment to sustainability and the servicing of our investors. The central contact for banks, financial institutions and rating agencies that specialise in sustainability is Munich Re's Investor Relations Division. Our involvement in this area ensured that Munich Re shares were again included in the sustainability indices in 2004. Our presentations at important European financial centres have also met with lively interest. With our traditionally high level of dedication to sustainable development, we are committed to protecting the value of our investments and our Group.

Number of sustainability investment retail funds in Europe


1980–1984
4
1985–1989
20
1990–1994
54
1995–1999
159
2000–2001
280
2002–2003
313
2003–2004
354

Source: Avanzi SRI Research/SiRi Company 2004

Staff: Well-qualified for the future

Promoting the skills and qualifications of our staff is one of our most important tasks in safeguarding our Group's future. To make sure there will be no shortage of qualified staff, we are developing existing talents, pursuing new training routes and looking to integrate women more strongly in all areas, including senior management positions.

Our staff provide the basis for our success with their competence, motivation and commitment. They embody the qualities that make Munich Re the preferred partner in risk for its clients. It is therefore a logical step to invest consistently in their development.

International promotion of talent

Since 1997, Munich Re Munich has been systematically identifying and preparing staff for future management tasks with its scheme for assessing and developing staff potential. This scheme is now being extended to the international reinsurance group. Last year we devised an approach that meets the requirements of our head office in Munich and those of our international organisation. Highly talented and qualified staff are selected and groomed for management functions in Munich and for leading functions at business units abroad. We applied this process for the first time last October in the Asia, Australasia, Africa (AAA) Division. In future, each business unit in our international organisation will carry out its own potential assessment procedure based on common rules, in order to foster its management talent and to create career perspectives for its staff within the reinsurance group as a whole.

On the primary insurance side, the ERGO Management Academy (EMA), which is responsible for the personnel development of ERGO's executives, expanded its repertoire in 2004. Collaboration in the EMA programmes, which intensify the exchange of views and experience between management staff, were supplemented by an event for all German ERGO executives in December 2004.

Equal promotion opportunities and career perspectives

In 2001, together with the Ludwig Maximilian University in Munich, we launched a three-year study entitled "Professional careers of men and women at Munich Re". According to the results, now available, the potential of dedicated and motivated women in the Company is high. However, there is often a subconscious assumption that women are less career-oriented – this seems to be the only conclusion that can be drawn from the fact that they are not equally represented among executive staff and in projects and working groups. The study shows that this prejudice is unjustified. To make sure that the potential of our female staff is not lost, we are sensitising our executives to this issue and encouraging female staff themselves to take a more proactive approach. We support them by structuring our schemes and processes wherever possible in such a way that they promote women's interests.

New training routes

Initial and further training number among our strategic tasks, not least for reasons of risk management in the human resources sector (see page 19). Our staff must be highly qualified and motivated to ensure the continued success of our operations. Their knowledge edge is crucial in designing solutions for new market developments at an early stage and in meeting the growing requirements of our business.

We ensure the necessary qualifications and skills through systematic personnel development that takes into account individual abilities and future requirements. Hence, we consistently maintain the number of internal seminars for personal and specialist training at a high level.

We also broadened our area of training. In the area of asset management, for instance, we now train young people for qualifications in real-estate and residential administration as well. Beyond this, Munich Re has helped to create a new sandwich course at the University of the Federal Armed Forces in Munich: the course in business studies includes two years' practical training that concludes with a qualification in insurance from the Chamber of Industry and Commerce. We thus support moves to meet the growing demand for more practical relevance in university education, welcoming and closely partnering current developments in connection with higher education reform, such as the introduction of bachelor's and master's degrees.

Encounters and dialogue

Learning together and exchanging views – that is the idea behind the "Schliersee discussions", to which we invite senior and junior management staff from Munich Re and companies in our primary insurance group each year.

A further component in networking staff of Munich Re and ERGO on a personal level is the ERGO Summer Academy. It is an institutionalised opportunity for executives and high-potential staff at the ERGO companies to discuss current strategic issues with Board members of ERGO and its subsidiaries. Staff from our reinsurance units are invited as well.

Clear structure in primary insurance
The restructuring of our primary insurance business last year also led to marked changes at all levels. All companies are now organised according to the market segments life, health and property-casualty. Not only have competencies and responsibilities been reassigned at Board and senior-executive level; structures have also been optimised at the level of department head and group leader. Each position was carefully examined – over 1,000 jobs in all – and, where necessary, restructured and refilled.

Our job openings on the internet:
www.munichre.com/jc-d
www.ergo.com/karriere/index.html

Thank you
Munich Re's Board of Management would like to cordially thank all the staff of the Munich Re Group for their commitment and loyalty in 2004. The quality, innovation capacity and international reputation of our Group are in great part due to their hard work, skill and dedication.

Social commitment: Taking the initiative – Helping people

Companies are part of the society in which they operate. We accept the responsibility that this involves, supporting people and institutions committed to helping others, and initiating new projects ourselves.

Our commitment to social issues focuses above all on three areas. We support research and teaching, help people in difficult life situations and promote the cultural enrichment of our society.

For scientific progress in society
Societies are dependent on scientific knowledge. It is with this in mind that we have sponsored the internet portal www.mathematik.de of the German Mathematicians Association (DMW) for over three years now. This informative, lively and instructive website is directed at all those interested in the science of numbers and spaces. As an insurance enterprise, promoting mathematics is of vital interest to us.

Munich Re supports young academics and scientists with various initiatives and projects. Since its foundation in 1992, the Munich University Society has been housed rent-free on Munich Re premises. As the largest foundation of its type in Germany, it supports research and teaching at scientific institutes of higher education. We not only support this work in material form – we have also had close personal links with the society since its formation. Our Board member responsible for human resources, Dr. Schneidawind, has been its Chairman since 1993.

There is hardly any discipline with such a long-standing internationality as science, one of the reasons it is sponsored worldwide by Munich Re. This year, for instance, a new Chair of Insurance began its work at the renowned University of Waterloo in Canada, thanks to Munich Reinsurance Company Canada Branch (Life). In Italy, our reinsurance subsidiary Münchener Rück Italia S. p. A. supports talented graduates from the University of Bocconi in Milan by financing part of their postgraduate studies in the areas of insurance and risk management.

Munich Re helps people in need

Our social commitment is not limited to the academic and scientific field. We also sponsor and aid people in social difficulties who are dependent on others' help. The Munich society "Schwestern und Brüder vom heiligen Benedikt Labre" (Sisters and Brothers of St. Benedict Labre) offers homeless people practical assistance and a roof over their heads. Last year we helped the society convert a newly acquired building for this purpose.

People with serious illnesses are also dependent on the help of others. Cancer is still one of the scourges of our society. Since 1996 our subsidiary Munich Reinsurance Company of Canada has been sponsoring breast cancer research and the provision of education and information on this insidious disease.

Munich Re also supports initiatives for self-help in Africa, i.e. schemes that do not give rise to new dependencies but promote long-term independence. In Ghana, we are partnering the drilling of a well, with simultaneous training for local people in developing a water supply for themselves. In Nairobi, Kenya, our African subsidiary Munich Reinsurance Company of Africa Ltd. is sponsoring a school for disadvantaged children as part of a new initiative.

Voluntary work pays

But not only our companies help people in need. Our staff are pulling in the same direction. We are happy to support their initiatives, such as the SOLA relay race in Zurich, where two Munich Re teams ran many miles for a good cause last year. The amount they raised was added to by us, the resultant donation going to the "Münchner Pfennigparade", a rehabilitation centre for the physically disabled. Another example: On the initiative of our Singapore office, staff from throughout the Munich Re Group gave money to support local medical teams in their work for the victims of the flood disaster in South Asia, and we also increased this donation. At our primary insurance subsidiary VICTORIA, staff organise aid for children from war-torn regions. They donate a few cents from their salaries each month and the company doubles this amount.

Practical help through our staff is also the guiding principle of the Dr. Hans-Jürgen Schinzler Foundation, set up last year. Founded from within our company, its objective is to encourage the voluntary work of our staff. It is intended to be a platform for those who help others through private initiative. The foundation is geared to making it easier for them to get in contact with like-minded individuals and to provide mutual support.

Dedicated to culture

People cannot and should not be considered purely in terms of their economic and social needs. Consequently our social commitment also includes culture. We support the Gustav Mahler Jugendorchester, for example, and the Bavarian State Opera. The youth orchestra is giving classical music a new lease of life at a very high level, whilst the traditional opera house is showing unique initiative in the new directions it is taking. We sponsor the Gustav Mahler Jugendorchester in its concert tours, one of which took these highly talented musicians to St. Petersburg last year, for example. In the case of the Bavarian State Opera, we are members of a sponsorship group made up of representatives from trade and industry. Here we want not only to strengthen the exchange between culture and industry but also to develop new opportunities for partnership. Initiatives like that with the State Opera extend our economic activities, underscoring our sustained commitment in another way.

Environment: Environmental protection firmly anchored in our business

For Munich Re, environmental protection and sustainability are inseparable parts of its business operations. We therefore take account of ecological aspects both in our products and in our internal operating processes. In 2004, one of the main causes we championed in associations and in public was climate protection.

As a service provider, Munich Re puts relatively little strain on the environment. Nevertheless, our business is directly affected by environmental changes, such as the growing number and intensity of weather-related natural catastrophes. We therefore engage in issues of ecology in many ways, using our knowledge to depict environmental risks and advise our primary insurance clients, for example. A particular focal point is our commitment to climate protection.

We are continually improving our efforts in this area, both in our internal operations and in our products and communications. The framework for these activities is our environmental management system based on the European Union's EMAS regulation.

More detailed information on environmental protection and sustainability can be found in our publication "Perspectives".


Today's ideas for
tomorrow's world

Conscious of our social responsibility, we draw the public's attention to risks such as climate change, also suggesting solutions and taking the initiative ourselves. In the following, we present a few projects devoted to climate protection from the year 2004 as examples of our environmental commitment as a whole.

Munich Re's specialist knowledge in great demand.
We are a member of numerous organisations and associations that concern themselves with global climate change. Especially important to us is our involvement in the Financial Initiative of the United Nations Environment Programme (UNEP FI). Since December 2003, one of our experts has been head of the Climate Change Working Group. This UNEP FI working group aims to sensitise the financial sector to the issues of climate change. One of its core activities is the publication of CEO briefings on topical issues of climate change, which inform corporate leaders about such matters as emissions trading and renewable energies. For the COP 10 climate conference in Buenos Aires in December 2004, at which Munich Re was represented by several specialists, the Climate Change Working Group published a paper on "Clean Development Mechanism". This concerns the process of allowing industrialised countries to count emission reductions they achieve through climate protection projects in developing countries as part of their own reduction targets.

With new energy for climate protection
At the first International Conference for Renewable Energies (renewables 2004), held in Bonn last June, Munich Re played an active part with its expert knowledge regarding such topics as risk circumstances and relevance for insurance. We made clear in papers, discussions, presentations and our press activities why we support the expansion of renewable energies. These contribute towards reducing emissions of climate-changing greenhouse gases and combating the causes of losses from weather-related extreme events. We see the promotion of renewable energies as a measure of active risk prevention that ultimately also serves to protect our own portfolio. Over decades, we have been observing the dramatic increase in weather-related loss events, such as windstorms, hailstorms and floods, around the world. There will have to be a substantial change in the make-up of the world's energy supply in the foreseeable future. A world population that is continuing to grow will need more energy, but fossil resources are limited and too much strain is already being put on the atmosphere.

The EU has committed all its member states to promote the generation of power from renewable sources. By the year 2010, their share of "renewables" in the production of electricity is to be doubled from its 1997 level. This will require great efforts on the part of industry, with partnership from the insurance sector in covering the risks. In Bonn, Munich Re showed representatives from trade and industry, leading politicians and a whole range of interest groups that it is playing its part with innovative insurance solutions. We also published a brochure for the Bonn conference, comparing the opportunities and risks of alternative and conventional power supply facilities.
www.munichre.com/mr-publications

Heat and electricity from hot water
Renewable energy can be generated by other means than solar, wind or hydraulic power. Experts see considerable potential in geothermal power, i.e. deriving energy from hot water deep below the earth's surface. But the drilling that needs to be performed for this is expensive and economically risky, since it is not certain whether the resources discovered will be sufficient and no loan guarantees are provided by the state for such projects. Munich Re has provided an innovative insurance product for a geothermal drilling project in Unterhaching near Munich, which would otherwise not have been possible. In assessing the risks, Munich Re and its clients benefited from our specialist knowledge in other areas, such as oil drilling. This is a good example of Munich Re also contributing to sustainability with its insurance products (cf. page 14).

2004 also saw a fresh breeze blowing in the wind energy market, not least in Canada and the USA. Munich Re's competence was in demand in several cases to devise reinsurance solutions for major wind park projects. High investment in wind energy is to be expected in both countries.

In Germany, a number of prototypes for a new generation of high-performance wind power plants were erected in 2004. The five-megawatt wind turbines being tested are three times more powerful than the current turbines customarily in use on land. Munich Re is also keeping a close eye on this segment of the wind energy sector. We expect mounting demand for reinsurance solutions in this area for different risks, be they technical, those arising from guarantee obligations, or weather-related and accumulation risks.

Climate protection in operational practice
Energy performance certificates for buildings will not become compulsory until 2006. They are one of the many tools required worldwide to reduce emissions of greenhouse gases. Munich Re had such certificates issued for two of its buildings already in 2004. "South 1" and the office complex "Am Münchner Tor" are pilot projects with model character. Their certificates show how much energy is assessed as required for heating, electricity, ventilation and other facilities. The Fraunhofer Institute for Building Physics in Stuttgart was the certifier, officially confirming the efficiency of our energy concept for both buildings.

Primary insurers and environmental protection
The primary insurers of the ERGO Group are also keen to avoid negative impacts on the environment and have therefore taken an active stance on environmental protection for many years. VICTORIA, for instance, was the first European insurance company to have its environmental management system audited and certified according to EMAS. In 2004, VICTORIA's offices in Düsseldorf, Berlin, Hamburg and Leipzig also received certificates for their environmental management, and the VICTORIA administrative offices in Mannheim were audited and certified for the first time. More information may be found in VICTORIA's "Umwelterklärung 2003" (Environmental Statement 2003).
www.victoria.de

VICTORIA also helps promote renewable energies. In the past year, it provided support to the engineering insurance section in the Renewable Energy Project Group at the German Insurance Association (GDV). It contributes to climate protection not only through its own energy-saving office buildings but also through publications. Together with the North Rhine-Westphalia energy agency, it brought out a consumer brochure in 2004. This guide to "energy-conscious behaviour and comfortable living" is designed to help make homeowners aware of ecological construction methods and ways of saving energy.

06

Financial report

125 years
Advancing innovation
We know what counts



In its first business year 1880/81, Munich Re concluded 33 reinsurance agreements with 27 cedants. Premium income: 1.05m marks. In 2004, with a premium volume of €38.1bn from reinsurance and primary insurance business, we achieved a profit for the year of €1.8bn – the best result in our 125-year history.

Management report

Key parameters 93
Business performance 96
- Reinsurance 101
- Primary insurance 118
- Asset management 126
Prospects 130
Risk report 133

Consolidated financial statements

Consolidated balance sheet 144
Consolidated income statement 146
Change in Group shareholders' equity 147
Consolidated cash flow statement 148
Segment reporting 150
- Assets 150
- Equity and liabilities 152
- Income statement 154
- Investments 156
- Gross premiums written 157

Notes to the consolidated financial statements

Application of International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) 158
Declaration of compliance with the German Code of Corporate Governance as per Section 161 of the German Stock Companies Act 158
Main differences between IFRS and German Commercial Code 158
Figures for previous years 159
Consolidation 159
Recognition and measurement 160

Assets

(A) Intangible assets 161
(B) Investments 161
(C) Investments for the benefit of life insurance policyholders who bear the investment risk 162
(D) Ceded share of underwriting provisions 162
(E) Receivables 162
(F) Cash with banks, cheques and cash in hand 162
(G) Deferred acquisition costs 162
(H) Deferred tax assets 162
(I) Other assets 162

Equity and liabilities

(A) Shareholders' equity 163
(B) Minority interests 163
(C) Subordinated liabilities 163
(D) Gross underwriting provisions 163
(E) Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders 164
(F) Other accrued liabilities 164
(G) Liabilities 165
(H) Deferred tax liabilities 165
(I) Other liabilities 165

Foreign currency translation 166

Notes to the consolidated balance sheet – Assets

(1) Goodwill 167
(2) Other intangible assets 167
(3) Real estate 168
(4) Investments in affiliated enterprises and associated enterprises 168
(5) Loans 169
(6) Other securities, held to maturity 169
(7) Other securities, available for sale 170
(8) Other securities, held for trading 172
(9) Miscellaneous other investments 173
(10) Receivables 174
(11) Receivables and liabilities in respect of affiliated enterprises and participating interests 174
(12) Deferred acquisition costs 175
(13) Deferred tax 175
(14) Other assets 175

Notes to the consolidated balance sheet – Equity and liabilities

(15) Shareholders' equity 176
(16) Minority interests 177
(17) Subordinated liabilities 177
(18) Unearned premiums 177
(19) Provision for future policy benefits 178
(20) Provision for outstanding claims 178
(21) Other underwriting provisions 180
(22) Other accrued liabilities 181
(23) Notes and debentures 183
(24) Other liabilities 183
(25) Other deferred items 183

Notes to the consolidated income statement

(26) Premiums 184
(27) Investment result 184
(28) Other income 185
(29) Net expenses for claims and benefits 186
(30) Net operating expenses 186
(31) Other expenses 187
(32) Taxes on income 187

Other information

(33) Parent company 188
(34) Related enterprises 188
(35) Personnel expenses 188
(36) Long-term incentive plans 188
(37) Employee share-ownership programmes 190
(38) Compensation and loans for Board members 190
(39) Board of Management compensation structure 192
(40) Share trading and shares held by members of the Board of Management and the Supervisory Board 193
(41) Number of staff 193
(42) Contingent liabilities, other financial commitments 193
(43) Events after the balance sheet date 194
(44) Earnings per share 194
(45) Proposal for appropriation of profit 194

Affiliated enterprises, participating interests, other shareholdings 195

Auditor's report 198

Other seats held by Board members 199

Management report
Key parameters

The overall economic situation for the insurance industry improved significantly last year. Monetary and fiscal stimuli supported the positive trend in the world economy. However, global growth in the second half of the year lost some of its vigour, one of the reasons being the strong rise in the prices of important commodities.

The main stock markets moved more or less sideways in 2004. Long-term interest rates on the bond markets climbed until the middle of the year but fell again in the second half.

Economy

In 2004, the pace of growth of the world economy was the strongest it had been since the end of the 1980s, although it decelerated again by the end of the year. Healthy growth rates were achieved by the USA, but also by many Asian countries, particularly China.

In the USA, the economic upswing accelerated, thanks to an expansive monetary and fiscal policy. Especially consumer spending but also corporate investment contributed to the strong real growth in GDP, which totalled 4.4% according to initial estimates. In the second half of 2004, however, economic expansion slowed appreciably. This was attributable to a weakening of the impulses from government spending, rising short-term interest rates, high energy prices, and an only marginal improvement in the US labour market.

Japan grew by 2.6% in real terms in 2004, following 1.4% in the previous year. At the beginning of 2004, exports provided for strong growth, but in the course of the year real GDP growth slowed again. Consumer prices showed a downward trend.

In the eurozone, economic development was robust, particularly in the first half of the year. Worldwide economic growth boosted exports, whereas domestic demand made only a limited contribution to growth. But there were noticeable differences between the member states. In France and Spain, for instance, private consumption rose considerably as compared with the other countries in the eurozone.

With the global economy slowing down in the second half of the year, growth in the eurozone also decelerated, a trend that could not be prevented by the gradual recovery in domestic demand. Altogether, GDP in the eurozone improved by 2% according to preliminary official estimates, a substantial rise compared with the 0.5% increase of the previous year. Nevertheless, growth once again lagged behind that in the USA.

According to provisional estimates, GDP in the United Kingdom grew by 3.1% in real terms, buoyed by strong consumer demand and corporate investment.

In Germany, the generally relatively robust economy was sustained by the export industry in the first two quarters of 2004. As exports declined, growth slowed appreciably. GDP for the year as a whole was 1.6% higher than in the previous year, a fact that was partly attributable to the higher number of working days. Despite the economic recovery, unemployment remained stubbornly high. At the end of the year, 4.5 million people were out of work and the unemployment rate averaged 10.5%. The important reform measures taken in 2004, such as the Hartz IV reforms, had not yet brought about any noticeable improvement.

The emerging markets benefited from the global economic upswing, especially through exports. Oil-exporting countries (e.g. Russia and the countries in the Middle East) additionally gained from the high oil prices. In the emerging markets of Asia, with their strong exports, growth was especially vigorous. Although the Chinese government made every effort to cool its economy, the increase in GDP remained high at 9.5%. Central and eastern Europe profited from strong domestic demand, while Turkey experienced an investment boom. The economies in Latin America also profited from the global growth dynamic and the high commodity prices, with the upswing in Brazil and Mexico especially pronounced. Argentina showed strong growth as well, but an agreement on its defaulted foreign debt still has to be reached with private creditors.

Owing to high demand and geopolitical uncertainties, the oil price climbed steeply during the year, rising beyond US$ 50 per barrel (Brent) in October. By the end of the year, prices had levelled out again. Given the strong economic expansion and rising commodity prices, inflation rates were up worldwide in 2004. For the first time since mid-2000, the US Federal Reserve therefore raised interest rates, increasing them in five stages of 25 basis points each to 2.25%. The European Central Bank, by contrast, retained its key interest rate at 2.00%.

Capital markets

Despite the favourable development of the economy, prices on the international stock markets only maintained the upward trend of 2003 in a weakened form. The good corporate profits in the USA and the eurozone contrasted with higher commodity prices. Important European indices achieved a slight rise in 2004, in particular thanks to a strong performance from mid-August on. At the end of the year, the EURO STOXX 50 closed 7%, the DAX 7% and the FTSE 100 8% up on the previous year.

Yields on ten-year US and German government bonds initially declined in the first quarter but then increased up to the middle of the year because of concerns about rising inflation and short-term interest rates. With economic expectations again becoming bleaker, the yield on German government bonds fell in the last quarter, finishing the year at 3.7%, whilst the yield on US government bonds closed at 4.2%.

Development of the US$/€ exchange rate from January to December 2004


1.38
1.36
1.34
1.32
1.30
1.28
1.26
1.24
1.22
1.20
1.18
1.16
J
F
M
A
M
J
J
A
S
O
N
D

The year was turbulent for the US dollar too. Following a marginal appreciation in the first few months of the year, it lost considerable ground against the euro in the fourth quarter, not least because of the USA's twin deficit involving both the current and fiscal account. The US dollar also weakened against many Asian currencies. At US$ 1.36/€, the euro reached an all-time high against the US currency on 30 December. The year-end exchange rate of the Japanese yen was ¥103/US$, about 4% higher than its closing rate in the previous year.

Insurance industry

The reinsurance markets remained focused on risk-adequate prices for reinsurance covers. In the renewals at the beginning of the year and at 1 April and 1 July, almost all market players showed that they continued to give priority to selective and profit-oriented underwriting.

There were further price improvements in liability insurance, especially for major industrial risks and in special lines of business such as directors' and officers' liability and professional liability. Although the signs are that rates for reinsurance cover in most other business segments passed their cyclical peak in 2004, prices did stabilise at a risk-adequate level.

Good technical results and the capital markets' tendency to move sideways were a key feature in improving capitalisation in the insurance industry. However, in autumn 2004, a number of extremely strong windstorms in the North Atlantic (notably hurricanes Charley, Frances, Ivan and Jeanne) and in the Pacific led to major insurance losses. By contrast, the insured losses arising from the tsunami triggered by the earthquake off Indonesia were limited compared with the human cost of this terrible catastrophe, because insurance penetration on the coasts affected is generally low.

Life reinsurance continued to benefit from the long-term trend towards increased private provision for old age. The worldwide ageing of society and the pressure on social security systems are causing private life insurance to grow more strongly than the overall economy. Market concentration increased as a result of consolidation. The health reinsurance market also developed positively.

Important insurance markets

The global economic upswing was beneficial to premium growth in most insurance markets in 2004.

With insurance rates remaining largely stable and strong economic growth, non-life premium income in the USA continued to rise. The more favourable conditions enabled insurers to improve their technical results, a fact that was reflected in higher profitability. The industry was able to successfully withstand the losses caused by the hurricanes in the third quarter, not least thanks to the support of reinsurers.

The European insurance and reinsurance markets were also characterised by improved prices and conditions. According to first estimates, growth in life insurance in France was particularly pronounced at 13%. Based on an estimate for the first three quarters, health and personal accident insurance also recorded a significant rise, whereas the growth rates in property-casualty insurance were more moderate. In Spain, on the other hand, initial estimates on the basis of the first nine months indicate that non-life insurance, which showed nearly double-digit growth, expanded more strongly than life business.

In 2004, premium income in the German insurance industry grew about as strongly as the overall economy. Gross premiums climbed by a total 3.5%, according to first estimates. There was expansion above all in private health insurance, where premium income recorded a significant increase of 6.9%. Given the substantial raising of the earnings ceiling for compulsory public health insurance at 1 January 2003, the rise in the number of policyholders with comprehensive private health cover was again lower, but the number of policyholders with supplementary private insurance cover increased significantly. The discussions about a long-term reform of the health insurance system, in particular the idea of a "citizens' insurance scheme" and "flat-rate health contributions" have not yet produced any concrete results. Premium income in life insurance climbed only slightly by 3.5% for the full year 2004. Rising only marginally in the first nine months of the year, premium volume benefited in the last few months of 2004 from a run on endowment insurance policies and annuity insurance covers with a lump-sum option in anticipation of the new German Retirement Income Act, which entered into force at the beginning of 2005. Gross premium income in property-casualty insurance was up by 2% and the combined ratio was approximately the same as in 2003.

In Japan, property-casualty business was affected by exceptionally high losses from natural catastrophes (particularly typhoons) in summer and autumn 2004. Overall, Japanese insurers continued to benefit from an improved situation on the domestic capital markets.

The greatest increases in premium income last year were again recorded in the emerging markets, which profited not only from the generally stronger overall economic situation but also from a growing awareness of the need for insurance. China in particular achieved further significant increases in premium income.

Management report
Business performance: Overview and important key figures

		2004	2003	2002	2001	2000
Gross premiums written	€bn	**38.1**	40.4	40.0	36.1	31.1
Combined ratio – Reinsurance non-life	%	**98.9**	96.7	122.4	135.1	115.3
– Primary insurance property-casualty	%	**93.0**	96.4	99.9	101.4	97.2
Group result	€m	**1,833**	–434	288	250	1,750

In the past year, we successfully implemented our "profit before growth" strategy, thereby achieving the best result in Munich Re's history.

In reinsurance we were hit in the second half of the year by an unprecedented series of severe natural catastrophes involving claims expenditure of more than €700m overall. The tsunami triggered by an earthquake off Sumatra on 26 December caused immeasurable human suffering in the coastal regions affected. However, our burden from this tragic event was far exceeded by the claims costs incurred for the cyclones that raged over the Atlantic and Pacific in late summer and in autumn. 2004 demonstrated with terrible clarity that despite all the technical progress made, the vulnerability to devastating natural disasters has substantially increased, on the one hand because of disquieting climatic developments and on the other because human settlements are spreading further and further into exposed zones. This makes it all the more important to strengthen and concentrate efforts worldwide towards achieving sustainable and ecologically sound development.

Apart from these natural catastrophes, we were also burdened by a strengthening of loss provisions by US$ 482m at our US subsidiary American Re. These increases mainly involved liability business for the accident years 1997–2001 and reserves for asbestosis claims. Given the pleasing improvement in our investment result and, above all, our very successful profit-oriented underwriting, we nevertheless achieved a very good reinsurance underwriting result. Where conditions did not meet our requirements, we refrained from writing the business. At the renewal dates, we improved prices and conditions for the third time in succession.

In primary insurance, our Group companies are successfully back on track. The fiscal changes affecting life insurance policies in Germany from the beginning of 2005 fuelled new business in 2004. VICTORIA Leben was given a capital injection of €500m from Group funds, which will allow it to further enhance its level of security. Over and beyond this, we used the last year to realign our organisation. At the beginning of 2005, a new management structure was introduced in the ERGO Insurance Group, which provides for central and uniform Group-wide accountability in the individual business segments.

In private health insurance, modern case and healthcare management is gaining in importance. With increasing frequency, our clients are demanding an integrated range of financial security, extensive services and medical care. We are responding to these mounting requirements by offering appropriate solutions in primary insurance and reinsurance, which we are continuing to expand. In short, there has been a move away from pure cost reimbursement towards active healthcare management.

Employees

On 31 December 2004, the Munich Re Group employed 40,962 (41,431) staff worldwide, 6,612 (6,445) in reinsurance, 33,703 (34,360) in primary insurance and 647 (626) in asset management.

The total number of staff remained virtually constant compared with the previous year. Staff numbers increased slightly by 2.6% and 3.4% in reinsurance and asset management respectively. The decrease of 1.9% at the primary insurance companies is attributable to cost-saving programmes. For the most part, the employees concerned either found new jobs in the Group or took advantage of other options such as semi-retirement, sabbaticals and the conversion of special payments into free time.

For the reporting on individual fields of business, the following principle applies: volumes and results that come from business within a segment are eliminated, whereas figures that derive from business with companies from other segments (e.g. intra-Group reinsurance cessions from primary insurers to reinsurers) are included in the data. Where the information relates to national accounting law, this is mentioned specifically. As from year-end 2004, "other tax" is included in "other expenses". The item designations and the previous year's figures have been adjusted accordingly throughout our reporting.

Munich Re Group staff


Reinsurance companies 16.1%
Asset management 1.6%
Primary insurance companies 82.3%

Reinsurance – Staff by region


Africa, Near and Middle East 5.2%
Asia and Australia 5.1%
Rest of Europe 11.7%
North America 27.7%
Latin America 1.8%
Germany 48.5%

Primary insurance and asset management – Staff by region


Rest of Europe 22.3%
Rest of the world 0.1%
Germany 77.6%

Result

In the year under review, the Group result showed a significant improvement on 2003 in nearly all segments. With a profit of €1,833m (–434m), we almost achieved our target of approximately €2bn after taxes on income, despite the exceptionally high claims burden from natural catastrophes. The result before amortisation of goodwill climbed from €1,971m to €2,948m, mainly due to a much better investment result. We made particularly marked progress in the primary insurance segment life and health. Here, both the underwriting result and the Group result are in the black again.

Group result

All figures in €m	**2004**	2003	2002	2001	2000
Result before amortisation of goodwill	**2,948**	1,971	–20	–445	2,595
Operating result before taxes on income	**2,604**	1,284	–391	–675	2,450
Group result	**1,833**	–434	288	250	1,750

The Group's result for 2004 was affected in particular by the following factors:

- Owing to our selective underwriting policy, premiums in reinsurance declined by 9.7% (2.6%). Changes in exchange rates also had an adverse effect on gross premiums. However, at €22.4bn they are still at a high level.
- Losses from natural catastrophes (in particular the cyclones) impacted the operating result before taxes on income with about €715m (290m). A combined ratio of 94.4% (95.1%), adjusted to eliminate natural catastrophe losses, shows that our portfolio is in good shape, in particular considering the fact that this figure includes 2.5 percentage points for the strengthening of our US claims provisions for accident years prior to 2002. The unadjusted combined ratio was 98.9% (96.7%). At €1,201m (1,054m) before tax, claims costs for major losses were at the same level as in the previous year.
- In primary insurance, we recorded marginal growth in premiums of 0.6% (–6.3%) and a pleasingly low claims burden in property-casualty. Moreover, our programme for increasing efficiency and lowering costs already had a positive impact on the result in 2004.
- The investment result increased significantly. As stock markets were more stable, we were noticeably less affected by writedowns on securities than in the previous year. However, downward real estate prices necessitated writedowns of €217m on our real estate.
- We further reduced our equity holdings in the banking and insurance sector, our stakes in Allianz and HypoVereinsbank being lowered to 9.0% and 18.4% respectively. At –€331m, the proportionate annual result from associated enterprises was clearly negative, in particular because of the special writedowns totalling €2.5bn made by HypoVereinsbank at the end of the year. After deduction of provisions for deferred premium refunds, however, the impact on our Group result was considerably lower at –€180m.
- Our effective income tax rate returned to normal and declined from 136% in 2003 to 27%.

Balance sheet structure

All figures in €m	31.12.2004	Prev. year
ASSETS		
Intangible assets	4,387	4,940
Investments	178,132	171,881
Ceded share of underwriting provisions	6,964	8,038
Other assets	25,308	24,525
Total assets	**214,791**	**209,384**
EQUITY AND LIABILITIES		
Shareholders' equity	20,196	18,899
Minority interests	541	483
Underwriting provisions (gross)	161,291	155,514
Other liabilities	32,763	34,488
Total equity and liabilities	**214,791**	**209,384**

Valuation reserves

The difference between the fair value of our assets and their balance sheet value developed very positively as a whole:

Valuation reserves not recognised in the balance sheet

All figures in €m	Valuation reserves 31.12.2004	Fair value 31.12.2004	Carrying amount 31.12.2004	Valuation reserves Prev. year	Fair value Prev. year	Carrying amount Prev. year
Real estate	1,768	11,497	9,729	1,555	11,630	10,075
Associated enterprises	466	4,191	3,725	400	4,596	4,196
Loans	949	21,259	20,310	–170	15,876	16,046
Other securities	30	592	562	28	775	747
Total	**3,213**	**37,539**	**34,326**	1,813	32,877	31,064

The rise in the fair value of the already significantly larger portfolio of loans was mainly due to falling interest rates.

Information on the valuation reserves recognised in the balance sheet is provided on page 177.

Premium

We earned 54% (56%) of our Group premium income from reinsurance and 46% (44%) from primary insurance.

In reinsurance, premium income fell by 9.7% to €22,397m (24,795m) because of the volume-curbing effect of a strong euro and our strictly risk-adequate underwriting policy. The strong demand for private-provision products gave rise to robust growth in the life and health segment.

At €17,526m (17,640m), premium in primary insurance remained fairly constant. Allowing for the changes in the consolidation group from the acquisition or sale of companies, growth was 0.4%. Changes in exchange rates do not play a significant role in primary insurance.

Group premium income

All figures in €bn	**2004**	2003	2002	2001	2000
Reinsurance	**22.4**	24.8	25.4	22.2	18.3
Primary insurance	**17.5**	17.6	16.6	15.7	14.4
Consolidation	**–1.8**	–2.0	–2.0	–1.8	–1.6
Total	**38.1**	**40.4**	**40.0**	**36.1**	**31.1**

Equity capital and financing

We continually monitor the capitalisation of the Munich Re Group and the insurance companies belonging to it with due regard to the requirements of insurance supervisory authorities and the criteria of the leading rating agencies. An important role is played by our internal risk model (see page 44 ff.), which we use to determine the capital requirements of individual business units, taking into account fluctuations in results and risk exposure.

In the year under review, our shareholders' equity increased by €1,297m (4,951m) (for details see page 147). The valuation reserves for assets not accounted for at fair value are given on page 98.

Group shareholders' equity

All figures in €bn	**31.12.2004**	31.12.2003	31.12.2002	31.12.2001	31.12.2000
Group shareholders' equity	**20.2**	18.9	13.9	19.4	23.6
Valuation reserves not recognised in the balance sheet, including those apportionable to minority interests and policyholders (before tax)	**3.2**	1.8	1.1	16.4	21.9

The causes of the most important changes in shareholders' equity were as follows:

- The Group profit of €1.8bn was responsible for the major portion of the increase, the previous year's loss of €434m and the dividend payment for 2003 of €286m having been offset against the revenue reserves.
- Net unrealised gains rose by €110m compared with the position at the beginning of the year. The reason for this was the good development in the value of fixed-interest securities owing to the decline in interest rates, which more than offset the reduction in net unrealised gains in the equity portfolio primarily due to realisations.
- In some cases, exchange rates underwent significant changes compared with the beginning of the year. Especially the appreciation of the euro against the US dollar was responsible for a reduction of €275m in the reserve for currency translation, where we recognise the effects of changes in exchange rates arising from the translation of our foreign subsidiaries' assets and liabilities.

Liquidity

In the year under review, the liquidity of Munich Re and its subsidiaries continued to be assured at all times. Our cash flow from operating activities amounted to €5,308m (3,145m). Details are provided in the cash flow statement on page 148. How we safeguard our liquidity and hedge against foreign currency risks is described in the risk report (see page 133 ff.).

Business performance: Reinsurance

The Munich Re Group operates in virtually all classes of reinsurance. We offer a full range of products – from traditional reinsurance to alternative risk financing and risk transfer structures.

Our reinsurance business is divided between seven divisions (see page 55 f.): Life and Health; Europe 1; Europe 2 and Latin America; Asia, Australasia, Africa; North America; Corporate Underwriting/Global Clients; and Special and Financial Risks.

Marketing

As reinsurers, we write our business predominantly in direct collaboration with the primary insurers but also via brokers. The latter includes business offered to us by industrial clients through their captives or risk retention groups (alternative market business), which we accept via Munich-American RiskPartners (MARP).

Overview and important key figures

Last year business again developed very satisfactorily. Cyclones on the coasts of the Atlantic and Pacific, as well as the tsunami triggered by the severe earthquake in the Indian Ocean, significantly burdened the combined ratio with 4.5 percentage points. Nevertheless, it remained below 99% for reinsurance as a whole.

		2004	2003	2002	2001	2000
Gross premiums written in property-casualty	€m	**14,857**	17,919	18,884	16,296	13,624
Loss ratio non-life	%	**71.0**	69.6	95.8	104.5	85.0
Thereof natural catastrophes	Percentage points	**4.5**	1.6	3.3	1.5	2.0
Expense ratio non-life	%	**27.9**	27.1	26.6	30.6	30.3
Combined ratio non-life	%	**98.9**	96.7	122.4	135.1	115.3
Group result in property-casualty	€m	**1,229**	1,370	788	–1,203	464

In 2004, we adhered to our strictly profit-oriented underwriting policy. In property reinsurance, prices stabilised at a risk-adequate level, whilst in liability business they even continued to rise in some areas. All in all, we again improved the risk profile of our portfolio.

The first part-decision regarding the terrorist attack on the World Trade Center was in line with our expectations. In accordance with the applicable treaty conditions, it presupposed one loss event rather than two. In a second part-decision, however, the jurors based their verdict on divergent treaty conditions and determined that the attack constituted two events. Since in establishing our reserves for the consequences of the terrorist attack we had made sufficient provision for claims not yet reported or not reported enough, we do not need to strengthen our reserves further.

The global standardisation of our business processes and data resources on the new reinsurance platform Global Reinsurance Application (GLORIA) is making excellent progress. The test phase, which is scheduled to take one year, began in autumn 2004; it will be followed by the implementation in Munich of the first productive version of the SAP-supported IT system tailored to our requirements. Once the system is finally established, the internationally integrated data resources will allow us to analyse, manage and control our reinsurance business even better.

Please see page 141 for information on the investigations in the USA in connection with placement service agreements (PSAs) and inquiries by the US Securities and Exchange Commission (SEC) into certain financial reinsurance products.

Result

Our two reinsurance segments property-casualty and life and health accounted for €1,661m (1,632m) of the Group profit. The segment result is thus 1.8% higher than in the previous year, although compared to 2003 our burden from natural catastrophes was much greater. At €2,381m (2,711m), the result before amortisation of goodwill fell short of the previous year's level.

Reinsurance result

All figures in €m	**2004**	2003	2002	2001	2000
Result before amortisation of goodwill	**2,381**	2,711	1,768	–697	1,518
Operating result before taxes on income	**2,281**	2,606	1,639	–834	1,386
Group result	**1,661**	1,632	2,336	–52	1,321

Several cyclones left their mark on the combined ratios, in particular in the divisions Europe 2 and Latin America; Asia, Australasia, Africa; North America; and Corporate Underwriting/Global Clients.

Combined ratio by division

in %	**2004**	2003	2002	2001
Life and Health*	**98.9**	97.8	104.4	113.9
Europe 1	**89.1**	96.5	117.7	106.7
Europe 2 and Latin America	**98.5**	96.6	96.4	115.3
Asia, Australasia, Africa	**102.3**	91.8	86.8	112.5
North America	**119.3**	99.1	168.1	156.8
Corporate Underwriting/Global Clients	**94.0**	98.0	120.8	160.4
Special and Financial Risks	**78.9**	92.9	116.5	140.9

*Figures for health reinsurance only.

When interpreting the combined ratio, the particular circumstances of a class of business must be taken into account, the composition of the portfolio being of particular significance. The following factors (among others) are important:

- The more the claims burden fluctuates over time, the greater is the risk and the higher must be the rates needed to cover the risk; the lower, then, are the loss ratios in good years and also the average loss ratios that provide the reinsurer with an adequate return for assuming the risk. This is particularly true in the case of exposure to natural catastrophes, which may occur rarely, but are often very severe when they do.
- Another important distinguishing feature relates to the time-lag between premium being received and claims being paid. The longer these periods are, the longer the premiums received can be invested in the capital market. High combined ratios in classes of business in which claims settlement takes a long time (e.g. liability) therefore also generally entail higher returns from investments with which the loss reserves are covered. These returns are not reflected in the combined ratio.

Premium

Premium income fell by 9.7% to €22,397m (24,795m). Around 2.8 percentage points of the decrease were attributable to changes in exchange rates. Our reporting currency, the euro, rose against most other important currencies in the past business year. The development in the exchange rates of the US dollar and pound sterling have a particularly significant influence on our business. The premium written in these two currencies accounts for about €11bn or 49%; 34% of our premium was transacted in euros, the remainder in other currencies. These proportions are more or less equivalent to our premium breakdown by country: about 33% derives from the eurozone, 22% from the USA and 21% from the UK. Treaties in the other regions are largely written in local currencies or in US dollars.

Another reason for the decline in premium income was our strictly risk-adequate underwriting policy. Where prices or conditions were not commensurate with the risks, we refrained from renewing treaties or writing new business. In addition, a slight trend away from proportional business towards non-proportional forms of cover also had a reducing effect on premium income.

About 34% of our total premium income was attributable to life and health reinsurance and 66% to the property-casualty segment. Whilst our selective underwriting policy adversely affected premium income particularly in property-casualty insurance, we grew substantially in the life and health segment, despite our high-level profitability requirements. This growth was largely due to the strong demand for private-provision products worldwide.

Gross premiums by segment

All figures in €m	**2004**	2003	2002	2001
Life and health	**7,540**	6,876	6,561	5,900
Property-casualty	**14,857**	17,919	18,884	16,296
Total	**22,397**	**24,795**	**25,445**	**22,196**

Life and health
Life reinsurance again showing strong growth in premium income and result
Premiums and result in health reinsurance slightly above last year's level

Responsible for: Life and health reinsurance business worldwide		**2004**	2003	2002	2001
Life					
Gross premiums written	€m	**6,119**	5,461	5,277	4,769
Health					
Gross premiums written	€m	**1,421**	1,415	1,284	1,131
Combined ratio	%	**98.9**	97.8	104.4	113.9

Thanks to the good development of our business, we increased our premium income in life and health reinsurance by 9.7% to €7.5bn. Moreover, we achieved a good result before amortisation of goodwill totalling €598m and a segment profit of €432m.

Life

The growth in life reinsurance is essentially attributable to two developments: on the one hand to demographic trends and the continuing tendency to transfer cover formerly provided by social security systems to the private insurance industry and on the other hand to the possibility for our clients to adjust their equity capital requirements through reinsurance.

In life reinsurance, premiums climbed by 12.0% to €6,119m. The increase stemmed for the most part from large treaties covering mortality and morbidity risks in the USA, Canada and the UK. We were able to strengthen our leading position in these countries. The very satisfactory bottom-line result reflects our solid pricing approach and prudent selection of risks.

In our home market, Germany, our premium income totalled €1,687m (1,800m). We benefited from, among other things, the positive new business development among our clients, which was largely due to the change in the fiscal treatment of life insurance products. Besides this, the demand for disability and annuity covers continues to be high. Munich Re is the market leader in the reinsurance of these products. The reinsurance of life annuities, on the other hand, is not yet very widespread on the German market.

Our life subsidiary in the USA, Munich American Reassurance Company (MARC), continued to show solid organic growth. With premium income totalling US$ 1,287m (1,136m), MARC maintained its position as a leading provider. As the market consolidated, the business opportunities available to it increased. The annual result of US$ 35.1m (35.7m) thus reached the planned level.

Munich American Reassurance Company*

		2004	Prev. year
Gross premiums written	US$ m	**1,287**	1,136
Net earned premiums	US$ m	**724**	663
Result for the year	US$ m	**35.1**	35.7
Investments	US$ m	**3,183**	2,704

*Financial statements according to national accounting law.

With Munich Reinsurance Company Canada Branch (Life), whose gross premiums totalled €1,335m (954m), we remained the dominant life reinsurer in Canada. Owing to the still strong organic growth of more than 40%, we were able to expand our very high market share further. This success can be attributed to our outstanding ability to design unique products in a highly regulated environment. In connection with the Canadian market's consolidation, we were able to assist our clients in achieving their strategic goals by using innovative reinsurance solutions.

With €1,051m (983m), we were again able to increase our volume of business in the United Kingdom compared with the previous year – despite declining premiums for risk products in primary insurance and a decreasing need for endowment insurance policies in association with real estate financing. Measured in terms of overall new premiums, our branch ranks second among the UK life reinsurers. Excluding guaranteed-premium critical illness business, a segment that the branch office avoids on principle, it even holds the leading position. Profit margins remained stable, in spite of significant competition.

In our core markets in the rest of Europe, i.e. the Netherlands, France, Italy and Spain, and in the major Asian markets Japan and Korea, premium income and results developed favourably. We were able to maintain and in part strengthen our position in these markets. This was also confirmed by the Flaspöhler study, a European client survey on the quality of reinsurers: Munich Re was nominated the best life reinsurer overall (see page 56).

The positive economic development in central and eastern European countries and an increasing public awareness of gaps in the social security systems indicate that our life reinsurance business will continue to develop very positively in this region.

In the Asian markets China and India, where we see significant growth potential, we are now represented by fully operational and strong local offices. Although current premium volumes are still limited, we see ourselves well positioned to benefit from business opportunities. These will arise from the need of established primary insurers for product innovations and the demand from foreign primary insurers for the in-depth market knowledge of a reinsurer. We are currently trying to obtain a branch licence in India for all classes of insurance.

Health

The global healthcare market with its segments "financial security", "health services" and "benefits" will provide significant growth opportunities for health reinsurance in coming years. Our core field of business, in which we as reinsurers provide financial cover for medical care, offers particularly good opportunities. Two main factors are stimulating visibly higher demand: the rising importance of healthcare in general and a trend towards greater liberalisation and privatisation of healthcare systems. The USA remains the largest market for this, but strong growth impulses are also being generated by markets outside the USA and Europe. As the world's leading provider with an approach that integrates reinsurance products and services, Munich Re is well prepared for these developments (see page 68ff.).

Although we had significantly restructured our portfolio in 2003 and terminated a number of unprofitable accounts, premiums in the year under review remained largely stable at €1,421m (1,415m) thanks to attractive new business.

As the combined ratio rose only minimally to 98.9% (97.8%) and the investment result improved significantly, the overall result reached nearly the same very good level as in the previous year, which had been influenced by positive one-off effects. The good results were mainly due to the pleasing performance of major business acquired in 2003 and existing European and US business.

Contributing approximately 32% of our health reinsurance premium, the USA is not only our most important but also our most profitable market. It continues to offer risk-adequate prices, so that we will be stepping up our activities here. In the coming years, there will be dynamic growth especially in the innovative product segments such as health saving accounts (health insurance products with savings components) and disease management – a concept for patient care optimisation. By building up skills in these specific areas and suitably adapting our organisation, we have created the platform for further profitable growth.

In the year under review, business with our major clients in the United Kingdom again made a positive contribution to our result. This trend is likely to continue in coming years. The UK's share of overall business was around 19% in 2004.

In Germany, the number of claims involving exceptionally high costs is rising, a trend that is mainly attributable to cost-intensive treatments using state-of-the-art medical technology. A significant share of overall costs incurred is thus spent on a small number of policyholders. Health insurers' demand for reinsurance solutions for such costly claims has therefore increased. This enabled us to record slightly higher premiums and also a better result in the year just ended, and we expect a positive trend in future in this very important market for us. Premium volume in the year under review totalled €249m (247m).

China currently holds a minor share of less than 1% of the Group's overall health insurance business, but it is still considered one of the most promising markets for the future. Tangible proof of this trend is provided by the specialised health insurance companies that have recently been established. Also, China is opening its market further to foreign investors and pursuing its privatisation programme. The reinsurance licence we obtained in 2003 is also a key component for consolidating our position in health reinsurance business in the Chinese market.

Munich Re sees strong growth potential in the area of health insurance in India as well. So far, at less than 1%, the share in the Group's overall health reinsurance business is relatively low. We are confident, however, that by improving the quality of our range of products and strengthening our ties with clients, we will assume a significant role in the reinsurance market. Our local service company is supporting us in these endeavours.

Beyond this, a number of other markets are also responsible for the good overall picture in the health segment. All in all, contributions to our premium and result are regionally diversified, so that our risk is broadly spread.

Property-casualty
Risk-commensurate underwriting strengthens profitability
Natural catastrophes impact result with around €715m
Nevertheless, combined ratio of not more than 98.9%

Two topics dominated property-casualty reinsurance in the past year: the development of prices and conditions and the severe natural catastrophes in America and Asia.

In our renewal negotiations for 2004, we largely obtained the prices and conditions we sought. We consistently held back in cases where, given the prevailing market conditions, we would have had to accept business at insufficient conditions not commensurate with the risk. Consequently, at €14.9bn, premium was 17.1% below the previous year's high level. Approximately 2.8 percentage points of this decline were attributable to the development of foreign exchange rates, which negatively affected all divisions with the exception of Europe 1.

The reduction of premium in liability, motor and fire was particularly marked, mainly due to lower shares or termination of large-volume business.

Gross premiums by class of insurance

in €m	2004	2003	2002	2001
Liability	**2,606**	3,444	3,514	2,402
Personal accident	**1,080**	1,293	1,302	1,213
Motor	**2,890**	3,186	3,337	3,448
Marine, aviation, space	**1,609**	1,742	1,896	1,398
Fire	**3,775**	4,874	5,294	4,481
Engineering	**1,281**	1,393	1,443	1,449
Other classes of business	**1,616**	1,987	2,098	1,905
Total	**14,857**	17,919	18,884	16,296

The breakdown of gross premiums by property-casualty division presents the following picture:

Gross premiums by property-casualty division 2004


Special and Financial Risks 14% (13%)
Corporate Underwriting/Global Clients 23% (26%)
North America 22% (22%)
Europe 1 11% (12%)
Europe 2 and Latin America 20% (18%)
Asia, Australasia, Africa 10% (9%)

We continued to be very restrictive about granting terrorism covers. We participate in terrorism pools where possible and conducive to the limitation of our liability. In particularly exposed regions, we have incorporated exclusions or liability limits for epidemics in our treaties. We increasingly wrote large industrial risks on a facultative basis. The improvements in conditions and limitations of liability introduced in previous years were maintained. Altogether, these measures have substantially improved the risk exposure of our portfolio, although they often do not make themselves felt until a catastrophe strikes, when they minimise losses.

In property reinsurance, prices stabilised at a risk-adequate level. The favourable claims experience in the previous two years put pressure on rates up to the middle of the year. Especially the prices for natural hazards covers declined somewhat. This trend was broken, however, following the cyclones in August and September. The series of severe natural catastrophes in 2004, whose tragic culmination was the tsunami of 26 December, emphatically confirmed the dramatic increase in exposure. The greatest insured losses were due to the considerable rise in extreme weather events. There are many indications that human activity is one of the causes of this increase, underlining the fact that reasonable limitations of liability are needed in order to cover the risks reliably.

The same, of course, also applies to liability insurance. The need for urgent improvements, at least in some markets, is evidenced by the USA, where claims provisions for previous years had to be increased yet again. In negotiating and structuring our treaties, we have succeeded in obtaining even greater transparency with regard to the loss exposure involved. We have clearly defined the scope of cover and have done away with unlimited liability in motor liability insurance as far as possible. Moreover, we have managed to raise prices further, in particular for large industrial risks and professional indemnity. Terms of trade improved for both proportional and non-proportional covers.

In marine insurance, the price level was generally risk-adequate, with primary insurers able to raise prices in most classes of business. Our treaty conditions have been supplemented by various risk-limiting clauses, in particular with regard to hazards such as biochemical or radioactive contamination.

The year 2004 was the most expensive year in the history of natural catastrophe insurance. The severest disaster was the tsunami following an earthquake, which caused immeasurable human suffering, leaving in its wake more than 180,000 fatalities, over 100,000 missing people, and countless persons injured and homeless. The economic loss to the regions affected is estimated at over US$ 10bn. The loss to the insurance industry (US$ 1–2bn) will – given the extent of the tragedy – be manageable, as insurance penetration in the coastal areas affected is relatively low. The burden from this event for the Munich Re Group is likely to total less than €100m. Given the vast geographical extent of the regions hit, the loss estimate is still uncertain.

For the insurance industry and Munich Re, the cyclones over the Atlantic and Pacific in August and September gave rise to significantly higher expenditure than the tsunami in Asia. Hurricane Charley swept across Florida on 13 and 14 August, moving from west to east and reaching maximum gust speeds of over 240 km/h. Hurricane Frances hit Florida on 5 September, causing severe damage. Hurricane Ivan was the third severe tropical storm within six weeks to strike the USA and the Caribbean. Attaining an intensity of 4–5 on the five-category Saffir-Simpson Hurricane Scale, it raged over several Caribbean islands – also in the first days of September – and wreaked major devastation, in particular on Grenada, Jamaica and the Cayman Islands. In marine insurance and offshore energy insurance, Hurricane Ivan became the greatest loss event worldwide, currently estimated at US$ 2.5bn. Hurricane Jeanne cut a path of destruction on Haiti, killing over 2,000 people before reaching Florida as a Category 3 hurricane on 15 September (see also page 62 f.).

We anticipate about €66m in loss expenditure for Charley, around €97m for Frances and approximately €221m for Ivan. Jeanne is likely to cost us €64m. The Pacific typhoons Songda and Tokage will lead to a claims burden of about €165m for the Munich Re Group.

The total insured losses from these natural catastrophes are likely to amount to about US$ 44bn. The Munich Re Group incurred claims expenses of about €715m before taxes on income, the divisions mainly affected being: Europe 2 and Latin America; Asia, Australasia, Africa; North America; and Corporate Underwriting/Global Clients. This accounts for about 4.5 percentage points of the combined ratio of 98.9% (96.5%) in property-casualty.

Following a good start in the first six months of the year, the second half of 2004 was thus marked by an accumulation of natural hazard events that were highly unusual both in terms of their number and severity. These events had a significant impact on our result, despite the many measures taken to limit liability in the past few years. However, it should not be overlooked that the result without this random exceptional burden was excellent. At 94.4%, the combined ratio without natural catastrophes was at an all-time low. The improvement in portfolio quality that we have achieved over several years is thus proving to be increasingly sustainable. In spite of the numerous natural catastrophes, our closing figures for the property-casualty segment were therefore a good result of €1,783m before amortisation of goodwill and a Group profit totalling €1,229m.

Europe 1
Result target surpassed despite decline in premium
No severe natural catastrophes in the year under review

Responsible for: Germany, Austria, Switzerland, eastern Europe, Greece, Turkey		**2004**	2003	2002	2001
Gross premiums written	€m	**1,666**	2,056	2,161	2,151
Combined ratio	%	**89.1**	96.5	117.7	106.7

The division Europe 1 was spared losses from severe natural catastrophes in 2004, and other major losses were less frequent than in the past. The combined ratio improved to a very satisfactory 89.1% (96.5%). We thus clearly surpassed our result target for 2004, partly owing to the exceptionally favourable experience in the area of natural catastrophes. At €1,666m, premium income in the division was 19.0% lower than in 2003. Nearly half of the decrease was attributable to expiring business written by the former VICTORIA Re.

With premium totalling €1,173m or 70.4% of the division's aggregate premium income, Germany is Europe 1's most important market. The premium volume of the German reinsurance market as a whole shrank in 2004. As we also terminated treaties that no longer met our profitability requirements, premiums decreased to €1,173m (1,284m). Nevertheless, we consider that our home market offers interesting medium-term growth opportunities.

We have optimised the risk structure of our German portfolio. For instance, we have limited the scope of natural hazard covers and have excluded asbestos risks in industrial and commercial liability business.

Given the favourable claims experience in primary insurance and our selective underwriting policy, our combined ratio was very satisfactory. Expenditure for large losses amounted to only €49m.

Austria, which accounts for 9.0% of overall business, is the division's second-largest market. Our insistence on risk-adequate prices caused premiums to fall by about 17% to €150m. The result was clearly positive. Since Austrian primary insurers are also actively and successfully cultivating business in the neighbouring eastern European states, Austria remains an attractive market for Munich Re.

Premiums in Switzerland were stable at €94m (81m), and the result was positive.

We write eastern European business from Munich, with the support of our offices in Warsaw and Moscow. The individual countries and regions of eastern Europe are very heterogeneous and development therefore varied. Poland and the Czech Republic continue to be the two markets in which premium income is highest. Russia, with its tremendous growth opportunities, is also a very interesting market for us (see page 64f.).

Eastern Europe as a whole has huge growth potential, as industrial plants are being privatised and modernised, the prosperity of a growing percentage of the population is rising, insurance penetration is low and the countries' infrastructures still require some updating.

Business performance in Greece and Turkey was satisfactory. Premiums fell by 5.1%, totalling €111m. In the year under review, we were involved in insurance programmes for the Olympics in Greece where we mainly wrote engineering and CAR insurances for sports facilities and infrastructural measures. We did not participate in cancellation-of-events insurance and terrorism covers, however.

Europe 2 and Latin America
Leading market position defended
Increase in overall claims amount
More demand for innovative reinsurance solutions

Responsible for: Northern, western and southern Europe; Latin America		**2004**	2003	2002	2001
Gross premiums written	€m	**2,873**	3,193	2,952	2,883
Combined ratio	%	**98.5**	96.6	96.4	115.3

In our core markets, we continue to hold a leading position.

Prices in the markets relevant to us were generally stable. However, the development in the exchange rates of the US dollar and pound sterling had a negative influence on our premium income. Altogether, premiums fell by 10.0% to €2,873m (3,193m). Claims expenditure rose noticeably over 2003. The higher combined ratio of 98.5% (96.6%) was attributable not only to a gas explosion on an industrial estate in Belgium but in particular also to the hurricanes in the Caribbean and the need for increased reserves for motor liability business. Hence the overall result did not fully come up to expectations.

The demand for non-traditional forms of reinsurance and non-proportional treaties grew in Europe 2 and Latin America in the past year.

The United Kingdom remains the largest individual market, with a premium income of €984m (1,051m), representing 34.2% of the division's total premium volume. Since we opted not to renew a number of proportional treaties because of the unsatisfactory prices and conditions, premium volume shrank by 6.4% compared with 2003. We did not have to cope with significant major claims or natural catastrophe losses. The combined ratio thus again reached a pleasing level – and this despite reserve strengthening for non-proportional motor liability business written in prior years.

In France and Belgium premium was down by 7.4%, with premiums written totalling €239m (258m). The result is characterised by countervailing trends. In property business, we repeated the success of previous years, whereas our motor liability business did not perform satisfactorily. Here, French court rulings and above all the development of long term care costs have led to a significant rise in the costs of bodily injury claims over the past few years. This made it necessary to strengthen our loss reserves for motor liability business.

In 2004, the premium volume of our subsidiary in Italy, which operates in life and non-life business, declined marginally by 2.0% to €635m (648m). The losses of premium that the subsidiary had been prepared to accept in property-casualty and health insurance were largely compensated for by increases in the life segment. The consolidation of primary insurers in the Italian market intensified over the course of the year, reducing the amount of premium ceded to the reinsurance market. Münchener Rück Italia's result was impacted by one-off effects from writedowns and by the fact that additional provisions for outstanding liability claims were posted for covers that have meanwhile largely been terminated.

Münchener Rück Italia

		2004	Prev. year
Gross premiums written	€m	**635**	648
– Life and health	€m	**139**	119
– Property-casualty	€m	**496**	529
Net earned premiums	€m	**353**	358
– Life and health	€m	**103**	77
– Property-casualty	€m	**250**	281
Loss ratio non-life	%	**86.6**	70.8
Expense ratio non-life	%	**22.8**	33.9
Combined ratio non-life	%	**109.4**	104.7
Result for the year	€m	**–47.1**	4.7
Investments	€m	**1,406**	1,410

In the Netherlands, the demand for traditional reinsurance decreased. Although premium income fell by 9.6% to €160m (177m), we maintained our leading position in the market. The result developed very satisfactorily. For the future, we see good opportunities for marketing further innovative reinsurance solutions.

Northern Europe is for the most part a saturated market. We were therefore not able to make up for the decline in premium triggered by the termination of individual, unprofitable treaties with sufficiently attractive new business. Hence, our premium volume fell by 14.0% to €222m (258m). Thanks to the low claims burden and our profit-oriented business policy, the result was nevertheless clearly in the black.

We were not quite able to maintain our gratifyingly high premium level in Spain, where premium volume totalled €408m (429m). Scheduled individual reductions in treaty participations were in part offset by new business and higher prices for business in force. Given the business potential and our outstanding market position, we still see opportunities for growth.

Portugal is also an attractive market for us. With premiums of €54m (49m), we recorded growth of 10.2% in 2004. Moreover, we continued to make good progress in restructuring covers with exposure to earthquake.

In Latin America, the economy in individual countries improved appreciably. Original rates fell further on most insurance markets. Nevertheless, we largely managed to keep prices at a risk-commensurate level, thanks to the extensive services provided by our local representative offices. All in all, premiums declined by 12.0% to €316m (359m), with developments varying in the individual countries. Many treaties in this region are written in US dollars, which had a lowering effect on our premium income translated into euros. The hurricanes in the Caribbean impacted us with around €166m before taxes on income.

Asia, Australasia, Africa
High losses caused by cyclones
Decline in premium partly due to exchange rates

Responsible for: Middle East, Africa, Asia, Australasia, Greater China, Southeast Asia		**2004**	2003	2002	2001
Gross premiums written	€m	**1,510**	1,676	1,619	1,487
Combined ratio	%	**102.3**	91.8	86.8	112.5

Asia was hit particularly badly by natural catastrophes in 2004. Starting in September, an unusually high number of typhoons swept over Japan. Along with the earthquake in October 2004, these gave rise to economic losses in Japan running into billions. The severest event by far, in terms of both human and economic losses, was the tsunami triggered by an earthquake off Sumatra on 26 December, by which the inhabitants of the coastal areas of the Indian Ocean were worst affected. For the division Asia, Australasia, Africa, we expect claims burdens from natural catastrophes of around €205m overall before taxes on income.

Compared with the previous year, premium fell by 9.9% to €1,510m (1,676m). This decrease can largely be put down to the strength of the euro against the local currencies and the US dollar. Japan and Australia, with a total share of more than 50% of premium income, are the division's largest markets.

On balance, premium fell marginally in Japan by 3.3% to €234m (242m) in the past year. Premiums were down compared with the previous year, since we partially withdrew from windstorm business and our treaties provided for higher cedant retentions. In marine reinsurance, we improved conditions following the major losses in 2002 and 2003. At the same time, we were able to maintain our good market position as the leading foreign non-life reinsurer.

The number of typhoons over Japan last year was several times higher than in previous years. 2004 was a record year with a total of ten tropical storms: the average annual number of tropical cyclones making landfall in Japan since 1950 had been 2.7. In September and October, typhoons Songda and Tokage alone impacted the division's result with about €165m before taxes on income (see page 62).

In Korea, we expanded our business through new participations in direct insurers selling motor cover. We remain the leading foreign non-life reinsurer.

In Australia and New Zealand, we are represented in non-life and life business by our subsidiary Munich Reinsurance Company of Australasia (MRA), which is the leader in both markets. The progressive concentration of the non-life market and several years of favourable claims experience have led to higher retentions. Therefore, we did not record premium growth in the property-casualty segment. Business in life and health reinsurance is also experiencing a phase of consolidation, since the primary insurance market is stagnating. Pressure on prices in the primary insurance and reinsurance market rose distinctly.

Munich Reinsurance Company of Australasia*

		2004	Prev. year
Gross premiums written	A$ m	**882**	933
– Life and health	A$ m	**234**	215
– Property-casualty	A$ m	**648**	718
Net earned premiums	A$ m	**243**	237
– Life and health	A$ m	**136**	130
– Property-casualty	A$ m	**107**	107
Loss ratio non-life	%	**76.3**	76.4
Expense ratio non-life	%	**10.2**	26.4
Combined ratio non-life	%	**86.5**	102.8
Result for the year	A$ m	**54.3**	20.8
Investments	A$ m	**709**	988

*Financial statements according to national accounting law.

The picture for Greater China is as follows: in 2003, Munich Re became the first foreign reinsurer to obtain a licence for various lines of property-casualty business for the whole People's Republic of China.

Owing to this advantage, we successfully expanded our business in China in 2004. In Taiwan, we achieved risk-adequate prices despite keener competition and extended our position in the market. As a whole, the result for Greater China was gratifying thanks to lower costs for major losses. In Southeast Asia, we also made steady and pleasing progress with the consolidation of our portfolio as regards both premium income and result. The tsunami losses at the end of the year did not significantly impact the satisfactory overall result.

India is another of the markets with great potential. In Mumbai, we set up MR India Services (MRIS), a local service company focusing on life reinsurance. Low insurance penetration, a fast-growing middle class and necessary investments in infrastructure are indicative of the great potential also existing in all classes of property-casualty insurance. We are doing what we can to encourage an adjustment of the legal framework so that we can obtain a licence as a local reinsurer for property-casualty business in India, too. Having taken measures to remediate the business, we are now expanding our activities particularly in the liability and property classes. We are cooperating with newly established private primary insurers and with the state insurance sector.

In Africa our subsidiary, Munich Reinsurance Company of Africa (MROA), covers the entire geographical area south of the Sahara and operates in 45 countries. We continue to regard ourselves as the leading reinsurer in the main market of South Africa and in the remaining African markets.

In 2004, premiums on the African continent were down by 21.0% to R 2,394m (3.032m) as a result of our systematically applied risk-adequate underwriting policy. A major loss in engineering business had a negative impact on the result but, apart from this, business performance was very pleasing.

Munich Reinsurance Company of Africa

		2004	Prev. year
Gross premiums written	R m	**2,394**	3,032
– Life and health	R m	**554**	553
– Property-casualty	R m	**1,840**	2,479
Net earned premiums	R m	**1,148**	1,368
– Life and health	R m	**548**	427
– Property-casualty	R m	**600**	941
Loss ratio non-life	%	**55.6**	63.6
Expense ratio non-life	%	**28.6**	24.8
Combined ratio non-life	%	**84.2**	88.4
Result for the year	R m	**257.8**	178.8
Investments	R m	**2,760**	2,817

Premium in the countries of North Africa and the Near and Middle East maintained approximately the previous year's level.

The result allowed us to earn the required margins. With a view to limiting our liability accumulations from natural hazards, we agreed event limits under proportional reinsurance treaties with our clients in Jordan and Lebanon.

Although premiums on the Israeli market fell appreciably, above all in property-casualty insurance, we were largely able to keep our prices stable. Where this was not possible, we withdrew from the business in question. As a consequence, and because of changes in exchange rates, premium income was down by about 20%.

The increasing unrest in the region does not directly affect our business, as we grant terrorism covers only selectively and to a limited extent. These covers, which are reviewed by Munich Re specialists, are based on a clearly defined scope of cover and provide low liability limits against payment of extra premiums.

North America
Canadian units meet objectives
Tropical cyclones and reserve strengthening affect American Re's result

Responsible for: American Re-Insurance Company, Munich Reinsurance Company of Canada		**2004**	2003	2002	2001
Gross premiums written	€m	**3,178**	3,987	4,968	4,373
Combined ratio	%	**119.3**	99.1	168.1	156.8

In 2004, the gross premiums written by the division amounted to €3,178m (3,987m), a decrease of 20.3% on the previous year. This decline is for the most part due to the expected premium reduction in US dollars at American Re; MROC on the other hand increased its premium in original currency.

The division's combined ratio deteriorated by 20.2 percentage points to 119.3%. The hurricanes in the Atlantic (see also page 62f.) affected only American Re, having no impact on MROC's results. Furthermore, claims provisions for previous years were strengthened by US$ 482m.

In the year under review, American Re's gross written premiums of US$ 4,206m were 8.8% down on 2003, in line with expectations. We consistently withdrew from treaties that did not meet our strict underwriting and premium requirements. Over and above this, higher client retentions and the ongoing run-off of international and credit enhancement business, which we stopped writing in 2003, had a lowering effect on premium volume.

In just a six-week period in September and October 2004, four severe storms made landfall in the state of Florida. American Re's losses from these storms before taxes on income came to US$ 202m. The burden would have been greater were it not for the stringent acceptance policy with which we measure and control accumulation risks in property-casualty insurance.

At US$ 78.9m (262.1m), the annual result under IFRS was lower than planned, not only because of the hurricanes. Long-tail losses from previous years also had a negative influence. For asbestos-related claims, further reserves of US$ 180m were posted. Moreover, in the course of the year, the reserves for liability and workers' compensation business written in the years 1997 to 2001 proved to be inadequate and had to be strengthened by US$ 302m. Long-tail claims reported by under treaties involving this period of market-wide losses again exceeded previous expectations.

American Re

		2004	Prev. year
Gross premiums written	US$ m	**4,206**	4,611
– Life and health	US$ m	**563**	380
– Property-casualty	US$ m	**3,643**	4,231
Net earned premiums	US$ m	**1,803**	1,603
– Life and health	US$ m	**295**	37
– Property-casualty	US$ m	**1,508**	1,566
Loss ratio non-life	%	**95.1**	87.0
Expense ratio non-life	%	**26.9**	15.6
Combined ratio non-life	%	**122.0**	102.6
Result for the year	US$ m	**78.9**	262.1
Investments	US$ m	**13,917**	14,169

At the initiative of the Board of Management, a team of experts from Munich and Princeton examined in detail the factors influencing US liability business. The outcome of the analysis clearly shows that its segments need to be treated in a differentiated manner with regard to their profitability, despite their many common parameters, and that a correspondingly selective approach must be taken in writing the business. Our current underwriting, reserving and claims settlement guidelines reflect the findings of this study in their application to US business.

With a profit for the year of Can$ 47.5m (4.8m) and a combined ratio of 96.5% (111.8%), Munich Reinsurance Company of Canada (MROC) performed very well and achieved its objectives for 2004.

Gross premiums written were increased as planned by 15.9% to Can$ 445m (384m). There were only few major losses in 2004, and claims expenditure in general was within the expected range. MROC continues to maintain its leading position in the Canadian market.

Munich Reinsurance Company of Canada*

		2004	Prev. year
Gross premiums written	Can$ m	**445**	384
– Property-casualty	Can$ m	**445**	384
Net earned premiums	Can$ m	**338**	120
– Property-casualty	Can$ m	**338**	120
Loss ratio non-life	%	**66.5**	85.1
Expense ratio non-life	%	**30.0**	26.7
Combined ratio non-life	%	**96.5**	111.8
Result for the year	Can$ m	**47.5**	4.8
Investments	Can$ m	**1,161**	1,056

*Financial statements according to national accounting law.

Corporate Underwriting/Global Clients
Premium income lower than in previous year
New services very well received

Responsible for: Globally operating clients, agricultural risks, workers' compensation business, loss portfolios, Lloyd's/US business

		2004	2003	2002	2001
Gross premiums written	€m	**3,464**	4,552	4,699	3,615
Combined ratio	%	**94.0**	98.0	120.8	160.4

In the past business year, the division's premium was again strongly influenced by the original business development of our global clients. Our premium volume in 2004 declined by 23.9% to €3,464m (4,552m). This was due to the fact that we reduced shares and terminated treaties because of unacceptable conditions. There were also scheduled treaty reductions. Thus the scaling back of a quota share treaty with a large British insurance group alone led to a decrease of €509m.

In spite of the hurricanes in the Carribbean, we reduced our combined ratio by 4.0 percentage points to 94.0%.

Global clients
We consolidated our position among global clients and even extended it in certain areas. We took advantage of every opportunity to put cooperation on an even broader footing.

Lloyd's/US business
As we continued to focus on profitable business in this market, we again remediated and improved the quality of our portfolio. Premium income was reduced in partial segments, and we recorded a positive result.

Agricultural insurance
Our premium rose and we achieved a good result. There were no major losses like the disastrous drought that affected large parts of Europe in 2003. Our agricultural business stems mainly from the USA and mostly derives from federal-supported multi-peril crop insurance.

Workers' compensation
In the year under review, we succeeded in reducing underwriting losses from business in force. Back in 1998, we set up a centre of competence for this difficult business. This bundles our expertise in a central unit and enjoys international recognition. Besides writing profitable new business, the centre of competence also released a number of publications on specific issues of workers' compensation insurance in 2004. And for the second time we staged an international symposium that mainly served as a forum for exchanging views and comparing workers' compensation systems in the private sector.

Customised portfolio solutions
In this highly specialised segment, we offer our clients worldwide tailor-made reinsurance solutions for claims portfolios (see also page 67). We continue to see attractive business opportunities in this area in the long term.

Corporate underwriting
Besides underwriting business, the division performs a number of additional Group-wide corporate underwriting functions. It sets quality standards for underwriting and claims management in the reinsurance group and makes sure they are complied with. The basis for new products and services is dialogue with clients. This allows us to carry out needs-based research and development, to draw up suitable underwriting guidelines and to design customised services and training programmes.

Research and development

In the cross-divisional Centre of Competence for Biosciences, doctors, agricultural scientists, biochemists and human geneticists analyse the flood of information on progress in genetic engineering and the implications of these advances for our business and that of our clients. For example, our specialists seek answers to the questions of how genetically modified plants may influence loss potential in agricultural insurance or to what extent and in what areas of application genetic testing is being used in healthcare worldwide. We use statistics and risk scenarios to help insurers in the health, pension, life, liability and agricultural sectors develop new products and coverage concepts.

In our Geo Risks Research Centre of Competence, more than 20 experts from all pertinent disciplines investigate natural hazards worldwide, in particular the striking increase in losses arising from weather-related natural catastrophes. The record number of hurricanes in Florida and typhoons in Japan in the business year under review are a current example. Another important topic is the tsunami in South Asia in December 2004, one of the greatest natural catastrophes in human memory; the potential exposure of other regions to such events is also being investigated. Our experts analyse the causes and effects of catastrophes, assess the results with respect to our underwriting policy, and offer our clients comprehensive service.

We maintain close contact with scientific institutions around the world and with domestic and foreign media in order to contribute our point of view to the public debate. Our experts are highly sought-after as partners in such discussions.

The calculation of loss reserves using suitable actuarial methods is of essential importance for reinsurers. Not only do we apply such methods; we are also continually refining them. In 2004, the German Association of Actuaries awarded one of our experts the Gauß Prize for developing an innovative reserving method (see page 3ff.).

Special and Financial Risks
Strong position expanded in new and attractive markets
Aviation and space continue to grow

Responsible for: Aviation and space, credit and bonding, entreprise and contingency risks, retrocession, Munich-American RiskPartners, New Re Geneva, Great Lakes UK, Munich American Capital Markets

		2004	2003	2002	2001
Gross premiums written	€m	**2,044**	2,284	2,485	1,787
Combined ratio	%	**78.9**	92.9	116.5	140.9

We made a number of changes in the division's responsibilities in the past business year: Australian alternative market business was shifted to our division Asia, Australasia, Africa; enterprise and contingency risks were taken over from Corporate Underwriting/Global Clients and combined in one SFR unit together with capital market products.

This reallocation of some units to other divisions as well as changes in exchange rates were the reasons why the premiums written in Special and Financial Risks declined by 10.5% to €2,044m (2.284m). Some 55% of the business is written in US dollars.

Although we recorded major losses in industrial oil and gas business totalling approximately €72m and had to bear a proportionate burden from the cyclones in the Caribbean and USA of about €23m before taxes on income, our result was nevertheless again exceptionally good. All areas contributed to the profit. Approximately 3.3 (9.0) percentage points of the combined ratio of 78.9% (92.9%) were attributable to expenditure for retrocession cover for the whole reinsurance group, which we account for in Special and Financial Risks.

Aviation and space

With premiums of approximately €850m, aviation and space is the largest business field in the division. The rise in gross premiums written is partly due to the fact that Munich Re increased its share in Global Aerospace Underwriting Managers Ltd., the world's largest underwriter of aviation risks. We thus further extended our leading position in aviation and space business.

Given the favourable claims experience, rates in the main segment (airline insurance) fell by about 10% on average. For business written by us, however, prices continued to be adequate. Thanks to our adherence to risk-adequate prices and conditions, we achieved another highly satisfactory result.

Owing to the rise in the number of satellite launches, premiums in space insurance climbed significantly. Prices remained stable after the increases in recent years. There were no unexpectedly high claims and the result was again well into the black.

Credit and bonding

In this field of business, we insure default risks related to the sale of goods and services. Business was adversely affected by the fact that the economy in our most important market, Europe, was very sluggish and the number of insolvencies increased. Hence, at €574m (620m) premiums did not reach last year's level. Given our strictly profit-oriented underwriting policy, however, the result again showed a considerable improvement compared with the previous year.

Capital market solutions

In this field, Munich Re operates as an alternative risk carrier and potential risk provider, the products being supplements to traditional reinsurance. Through our subsidiary Munich American Capital Markets, we are active in this segment, too, transferring risks both to and from the capital markets (see pages 65 f.). The targeted expansion of this field of business underlines our strategy of also doing business as a global risk carrier in this highly innovative segment.

Enterprise, contingency and political risks

In this area, we offer a wide range of reinsurance solutions such as cancellation-of-events, film, residual value and prize indemnity insurance. However, there is also increasing demand for innovative forms of cover such as insurance for geological risk in geothermal projects (see page 17). In this novel sector for us, we take great care that the risks are balanced by correspondingly high earnings potential. Despite still relatively low premium income, we achieved an exceptionally good result last year.

Alternative markets

The alternative markets business segment is handled by our subsidiary Munich-American RiskPartners, which has offices in Munich and London. Our clients are large industrial firms that generally offer their business either direct or via captives, i.e. insurance companies belonging to an industrial group. In the year under review, we were able to write new business at risk-commensurate prices, but premium income shrank nonetheless, as we turned down more business due to the effects of ever greater competition, in particular in the energy sector, and to increasingly inadequate conditions.

Our disciplined and selective underwriting strategy contributed to the positive result of €130m, despite substantial expenditure for major oil and gas losses and the US hurricanes.

New Re

In the year under review, Munich Re's subsidiary in Switzerland pushed ahead with the strategic reorientation it had begun in the previous year. This realignment focused on writing non-proportional reinsurance in Europe. Although premium thereby declined as planned by 13.9% to Sfr 630m (732m), the impact on the result was nevertheless positive. The profit for the year rose to Sfr 85.9m.

New Reinsurance Company*

		2004	Prev. year
Gross premiums written	Sfr m	**630**	732
– Life and health	Sfr m	**240**	217
– Property-casualty	Sfr m	**390**	515
Net earned premiums	Sfr m	**693**	678
– Life and health	Sfr m	**298**	146
– Property-casualty	Sfr m	**395**	532
Loss ratio non-life	%	**75.7**	86.3
Expense ratio non-life	%	**21.3**	19.5
Combined ratio non-life	%	**97.0**	105.8
Result for the year	Sfr m	**85.9**	55.0
Investments	Sfr m	**2,876**	2,607

*Financial statements according to national accounting law.

Retrocession

Our own reinsurance protection is an important instrument of our risk and capital management. The Special and Financial Risks Division manages and optimises the retrocession cover for the whole reinsurance group. This cover centres on protection against major losses from natural catastrophes.

Business performance: Primary insurance

The primary insurers in the Munich Re Group essentially comprise the ERGO Insurance Group, the Karlsruher Insurance Group, Europäische Reiseversicherung and the Watkins Syndicate, which operates within Lloyd's and belongs to Munich Re Underwriting Ltd. They write nearly all classes of life, health, property and casualty insurance. Some 81% (83%) of their premium stems from Germany and the remaining 19% (17%) derives mainly from other European countries. The bulk of business is therefore transacted in euros.

Overview and important figures

		2004	2003	2002	2001	2000
Gross premiums written	€m	**17,526**	17,640	16,593	15,715	14,474
Loss ratio*	%	**58.1**	60.0	62.4	64.9	60.6
Expense ratio*	%	**34.9**	36.4	37.5	36.5	36.6
Combined ratio*	%	**93.0**	96.4	99.9	101.4	97.2
Group result	€m	**261**	–1,091	–939	561	624

*Property-casualty including legal expenses insurance.

Our primary insurers are well on the way to recovering their former strength. The negative exceptional effects of recent years have been almost fully absorbed, and underwriting business performed distinctly better than in 2003. As a consequence, the result before amortisation of goodwill totalled more than €615m (212m). The contribution to Group profit after amortisation of goodwill, taxes on income, and minority interests in earnings, was €261m, following a deficit of €1,091m in the previous year. The result in 2003 had been distorted by tax expenditure, write-downs of goodwill and the poor performance of the stock markets in prior years.

Development of premium income in the individual classes of business varied. All in all, gross premiums written decreased marginally by 0.6% to €17,526m (17,640m).

Result

The investment result increased from €4,209m to €4,587m in the year under review. Net expenses for claims and benefits decreased to €15,214m (15,888m). This was mainly attributable to appreciably lower allocations to the provision for premium refunds over the year, namely €1,035m (2,158m), of which €468m (1,282m) was apportionable to the provision for deferred premium refunds.

The trend on the claims side was also positive. In the health segment, the loss burden improved, partly owing to our efforts in claims management. In property-casualty insurance, the combined ratio of 93.0% (96.4%) remained at an excellent level, unaffected by major losses.

Premium

Development of premium income in the various classes of business differed. While the life and health insurers suffered marginal losses, premium income increased in property-casualty business. Overall, gross premiums written in primary insurance fell by 0.6% to €17,526m (17,640m). This represents a share of 46% (44%) of the Munich Re Group's total premium.

Gross premiums overall in €bn


2000 14.4
2001 15.7
2002 16.6
2003 17.6
2004 17.5

In 2004, the life insurers recorded premium income of €7,787m (8,011m) – a modest decrease of 2.8%. The reasons for this were lower single premiums and a higher number of normal policy expiries. In German new business, the forthcoming amendments to the fiscal treatment of endowment insurance policies did not trigger strong impulses until the fourth quarter. Overall, new business in 2004 remained below the very good previous year's level. In terms of total premiums, an indicator that is of greater relevance for analysis, there was clear growth.

Gross premiums in the life segment in €bn


2000 6.5
2001 7.1
2002 7.5
2003 8.0
2004 7.8

On account of disinvestments abroad (see page 122), our health insurers' premiums of €4,537m were 0.2% down on the previous year. Adjusted for these sales of consolidated companies, premiums climbed. In Germany, new business was expanded appreciably, with double-digit growth rates. Widening gaps in public health insurance coverage boosted business with supplementary benefits covers.

Gross premiums in the health segment in €bn


2000 3.8
2001 4.0
2002 4.2
2003 4.5
2004 4.5

In property-casualty insurance, including legal expenses insurance, our premiums grew by 2.4% to €5,202m. Personal lines business expanded especially in liability and homeowners' insurance. Commercial and industrial property insurance, which we write very selectively, also increased.

Gross premiums in the property-casualty segment in €bn


2000
2001
2002
2003
2004
4.1
4.6
4.8
5.1
5.2

Reporting by subgroup

In reporting on our primary insurance operations, we follow the structure of our subgroups, in each case referring to our subsidiaries' individual or consolidated financial statements for the year under IFRS.

ERGO Insurance Group
Significant turnaround achieved
New management structure ensures greater efficiency
Capital injection for VICTORIA Leben

		2004	2003	2002	2001
Gross premiums written	€m	**15,569**	15,566	14,775	13,922
Net earned premiums	€m	**13,736**	13,700	12,954	11,976
Combined ratio	%	**90.1**	89.7	97.6	98.2
Group result	€m	**202**	–1,431	–1,212	655
Investments	€m	**97,001**	91,370	87,012	89,271

In the year under review, the ERGO Insurance Group reorganised its management structure. The objective was to bring the Group closer together. This was achieved by placing each of the individual classes of primary insurance business under uniform Group-wide management and accountability. At holding company level, there is one member of the Board of Management responsible for each of the divisions life, health and property-casualty (including legal expenses), who manages the Group companies in the respective line and, in the case of large companies, is the Chairman of their Board. In addition to the existing central divisions Accounting, Finance and Foreign Business Operations, two new areas of responsibility have been created on the ERGO Board of Management with Group-wide scope. These comprise "Customer Service, Company Organisation and IT" and "Human Resources and General Services". The proven multi-brand and multi-channel distribution strategies have been retained.

The new structure will make the ERGO Group more cohesive and effective. With management for each line of business in one pair of hands, ERGO will be able to exploit market opportunities and synergies even more consistently. For more information on the general structure of the primary insurance group see page 57 f.

In 2004, VICTORIA Lebensversicherung AG was given a capital injection of €500m by ERGO Versicherungsgruppe AG. Munich Re made €400m available to the ERGO Insurance Group, mainly in the form of a subordinated loan. The remainder was provided by ERGO.

The new funds were used to further strengthen the capital base of VICTORIA Leben. In 2003, the company had already used valuation reserves to reduce the hidden negative valuation differences resulting from the decline in prices on the stock exchanges. In addition, it had strengthened its reserves in accordance with German accounting law to allow for the introduction of new mortality tables. Furthermore, premium calculation and policyholder bonuses were adapted to the altered market-interest landscape to prevent the reserves from being burdened further and to increase profitability.

This capital injection will allow VICTORIA Leben, as a safe and reliable partner for old-age provision, to actively take advantage of the opportunities provided by a changing marketplace and to benefit from its great strength in the company pensions sector.

The joint IT application platform was launched successfully at D.A.S. Rechtsschutz on 8 August 2004. In July 2003, the Hamburg-Mannheimer companies had been included in the new system. The teething troubles have been overcome in the meantime (see risk report on page 140). Since October 2002, the staff at the VICTORIA companies and of D.A.S. Versicherung have been using a uniform IT platform. The next to be integrated are the health insurers. With this uniform and modern platform, we will be able to significantly reduce IT costs and further improve ERGO's competitiveness in the long term.

Marketing

The ERGO Group stands for great franchise strength. Its strategy consists in accessing clients via multiple sales channels. ERGO has over 22,000 self-employed insurance agents and also works with brokers and strong partners. Its exclusive cooperation with HypoVereinsbank generated €334m (400m) in new business volume in 2004, even though norisbank AG now no longer belongs to the HVB Group. The joint-venture KarstadtQuelle Finanz Service continued to develop positively, with new business totalling €87m.

Result

Compared with the previous year, the ERGO Insurance Group notably improved both its operating result before taxes on income and its consolidated profit, reflecting the measures taken to enhance profitability. These include the cost reduction programmes with an overall volume of €300m annually from 2005, of which considerably more than the planned two-thirds had already been achieved at the end of the year under review. The result before amortisation of goodwill rose to €529m (7m). ERGO earned a consolidated profit of €202m, a substantial improvement over the previous year (–€1,431m). The Group profit was influenced by special effects that offset each other and, all in all, had a negative impact of €65m on the result. These special effects mainly involved changes in the calculation of deferred taxes on segregated funds and an amendment to Italian tax law, along with the fact that provisions for deferred premium refunds were taken into account in the amortisation of goodwill of associated companies. Effects from the amortisation of goodwill, the same-phase reporting of special writedowns made by HypoVereinsbank in the fourth quarter 2004 and the remediation of a shareholding had a countervailing impact.

The investment result of €4,283m (4,330m) nearly reached the previous year's level. The combined ratio amounted to an outstanding 90.1% (89.7%) in property-casualty business and fell further to 98.9% (99.2%) in legal expenses insurance.

Premium

As was the case in the whole primary insurance group, ERGO's premium income in the individual classes was varied. Altogether, gross premiums written totalled €15,569m (15,566m).

Gross premiums by segment


Life
Health
Property-casualty
Legal expenses
44% (45%)
29% (29%)
22% (21%)
5% (5%)

ERGO gross premiums

All figures in €m	2004	2003	2002	2001	2000
Life	**6,768**	6,954	6,443	6,029	5,385
Health	**4,537**	4,547	4,238	4,010	3,833
Property-casualty	**3,420**	3,278	3,352	3,160	2,756
Legal expenses	**844**	787	742	723	695
Total	**15,569**	**15,566**	**14,775**	**13,922**	**12,669**

Life insurance generated premiums of €6,768m (6,954m), a decrease of 2.7%. This especially reflects lower single premiums in Germany and a higher number of normal policy expiries. New business rose significantly in the fourth quarter, but for the year as a whole it remained 8.0% below the excellent previous year. However, in 2003 various special factors had an exceptionally positive influence: there had not only been a high automatic adjustment of premiums but also the very successful sale of a capitalisation product, which was no longer actively offered in the year under review. The significant adjustment of policyholders' bonuses to take account of the low level of interest rates, especially at VICTORIA Leben, had a negative impact on new business. Moreover, prices for annuity insurance, in contrast to those of competitors, were raised to reflect the higher life expectancy and to increase profitability. Total new business premiums are of greater informational value for a balanced assessment of growth. These rose significantly, given that the structure of new business has changed towards longer-term annuity insurance business with annual premiums. The performance of company pension business remained satisfactory.

Premium income in the health segment was 0.2% lower than in the previous year. German business grew by 4.8%, while foreign business declined by 26.4%, noticeably affected by the sale of the Dutch health insurer DKV Nederland N.V. Adjusted to eliminate the effect of changes in the consolidated group, growth totalled 10.5% in foreign business and 3.7% overall. In Germany, there was double-digit growth in new business, which was largely attributable to good sales of supplementary insurances. Partnerships with public health insurers supported this positive development. In addition, Globale Krankenversicherung and Zürich Krankenversicherung were acquired. As a consequence, we agreed long-term and promising cooperations with the marketing departments of Zurich Group Germany, the Gerling Group and Deutsche Bank.

In property-casualty insurance, gross premiums rose by 4.3% to €3,420m (3,278m), despite the sale of our Belgian property insurance activities. In Germany, the growth of 4.0% was above the market average. Here we were able to expand personal lines business and, on a selective basis, commercial and industrial business. In legal expenses insurance, gross premiums climbed by 7.3% to €844m (787m). This increase mainly derived from foreign business, which grew by 15.2%.

Karlsruher Insurance Group
Boost in new life business in the fourth quarter
Clear increase in the consolidated profit

		2004	2003	2002	2001
Gross premiums written	€m	**1,285**	1,328	1,346	1,350
Net earned premiums	€m	**1,028**	1,056	1,082	1,278
Combined ratio	%	**101.5**	104.9	112.3	104.3
Group result	€m	**21.2**	1.0	17.9	–18.0
Investments	€m	**12,320**	11,810	12,368	12,153

Marketing
The Karlsruher Insurance Group markets its products via an exclusive Germany-wide sales organisation and via brokers. Another supporting pillar of its marketing is its close cooperation with banks that sell life insurance products through their branches. In the year under review, this cooperation, which focuses on southwestern Germany, was again extremely successful and contributed significantly to the group's success.

Result
In 2004, the Karlsruher Insurance Group profited from its extensive range of products and targeted marketing approach in life insurance. Clients responded very favourably in particular to a new annuity product introduced at the beginning of the year which can be tailored flexibly to a policyholder's demands. In property-casualty business and in legal expenses insurance, the combined ratio improved to 101.5% (104.9%). The result was positively influenced by the cost-reduction programme introduced in 2002 for all companies of the Karlsruher Insurance Group. Group-wide savings thus far total approximately €28.9m.

The performance of the Karlsruher Insurance Group's investments benefited from the stable performance of the capital markets. The investment result improved by 20.6% to €579m (480m).

Altogether, the consolidated result improved from €1.0m to €21.2m.

Premium
At €1,285m (1,328m), gross premiums written showed a decrease overall.

In life insurance, premiums fell to €1,020m (1,056m). This was attributable to weaker business in the single-premium sector as well as numerous normal policy expiries. Of decisive importance, however, was the fact that the boost in new business did not occur until the fourth quarter, so that the clear rise in regular new business premiums has not yet fully been reflected. The true marketing strength of the Karlsruher Insurance Group is best seen from the total new business premiums in relation to the overall term of insurance. These rose by 36.9% to €2.69bn (1.97bn).

In property-casualty business, we consistently maintained our course of putting profits before growth. In line with this business strategy, gross premiums fell by 2.7% to €249m (256m). With new business remaining stable and premium adjustments to business in force, premiums for legal expenses insurance grew by 6.2%.

Europäische Reiseversicherung
Significant improvement in group result
EUROPÄISCHE involved in crisis management following tsunami in Asia

		2004	2003	2002	2001
Gross premiums written	€m	**316**	305	307	309
Net earned premiums	€m	**267**	255	260	272
Combined ratio	%	**96.0**	93.9	101.5	106.5
Group result	€m	**10.8**	5.0	–4.5	–16.1
Investments	€m	**179**	156	148	159

Marketing
Europäische Reiseversicherung is the market leader in travel insurance business in Germany, its most important market, where it cooperates with over 17,000 partners in the tourist industry, including major groups as well as individual travel agents. The group headed by Europäische Reiseversicherung, the European Travel Insurance Group, is represented in all the main European countries through its international network of subsidiaries and affiliated enterprises. It accompanies its marketing partners in their expansion throughout Europe.

In order to be able to react to frequent changes in travel behaviour, EUROPÄISCHE sells products specially tailored to low-cost travel, city trips, package tours, study tours and cruises.

EUROPÄISCHE further expanded the young field of business travel insurance in Germany. It developed products for groups of companies, small- and medium-sized enterprises and single travellers and successfully launched them on the market. EUROPÄISCHE is now also recognised, beyond the area of classic travel agency marketing, as a specialist and partner for insurance, assistance and information services in the area of business travel. Outside Germany, in particular in the Nordic countries, EUROPÄISCHE is the market leader in this field and earns more than 50% of gross premiums written in Sweden and Denmark.

Result
The cost-saving measures begun in the previous year allowed Europäische Reiseversicherung to stabilise its expense ratio in 2004. For almost the whole year, the development of EUROPÄISCHE 's result was characterised by a further decrease in claims expenditure. This trend was not broken until the tsunami disaster in South Asia in the last week of 2004. Together with its partners in the travel industry, EUROPÄISCHE showed its competence in coping with this crisis situation. Overall, the combined ratio was 96.0% (93.9%). The consolidated profit in the year under review climbed to €10.8m (5.0m). The very positive performance overall is also reflected in the development of investments, which rose by 15% to €179m (156m) as a consequence of the positive cash flow.

Premium
Although in 2004 the travel industry was not affected by exceptional events like the respiratory disease SARS and the war in Iraq, premium development in Germany was strongly curbed by the Germans' reluctance to travel. Nevertheless, EUROPÄISCHE successfully adhered to its agency remediation programme, through which it integrates its sales partners more strongly in its sales and result management. Over a period of up to five years, the economic developments at its agencies can be analysed and corresponding measures taken to improve sales and results in the event of adverse trends.

By stepping up its activities in Poland and the UK, EUROPÄISCHE was able to increase its share of premium from foreign business to about 47% (44%). The group's gross premiums totalled €316m (305m).

Watkins Syndicate
Hurricanes cause the greatest-ever loss in the history of marine insurance
Syndicate's return targets surpassed despite the natural catastrophes

		2004	2003	2002	2001
Gross premiums written*	£m	**208**	229	208	172
Net earned premiums*	£m	**172**	162	103	98
Combined ratio*	%	**83.5**	87.2	93.3	124.8
Result for the year*	£m	**33**	23	10	–23
Investments*	£m	**378**	282	187	99

*Financial statements according to national accounting law.

Marketing
Operating within Lloyd's of London, the Watkins Syndicate is a primary insurer specialising in international marine business.

For Munich Re, the market leader in global marine business, the syndicate is an integral part of our corporate strategy and helps us maintain close contact with Lloyd's, which remains the world's most important marine market.

A valuable knowledge carrier in primary marine insurance, the syndicate also plays a key role in the Munich Re Group's knowledge management network.

In addition to its presence at Lloyd's, the syndicate has developed a wide and efficient distribution network through its branch offices in Hong Kong and Singapore as well as through its subsidiaries Northern Marine Underwriters Ltd. and Groves John & Westrup Ltd., specialising in marine cargo and pleasure craft hull insurance.

Result
The syndicate writes business in the main marine classes, excluding ocean hull business, from which it withdrew in 2000 due to inadequate profitability expectations. It currently focuses on the areas of offshore energy, cargo and marine liability, in which it can draw upon sound underwriting expertise and high professional competence. Its strategic objectives are organic growth and controlled portfolio expansion instead of short-term increases with disproportionately higher risk.

This solid business strategy is reflected in the results: despite the devastating hurricanes in Florida and the Caribbean – a region with a high concentration of insured marine risks – the syndicate recorded an annual result of £33m (23m) and a combined ratio of 83.5% (87.2%).

Premium
The favourable market cycle in past years was systematically used to achieve selective growth. Gross premium volume, which in 1997 totalled £63m, was increased to £208m in 2004.

Thanks to this development, the company has secured an outstanding position among the market leaders in its special field. To consolidate this position, the syndicate has in recent years improved its risk profile through diversification into other markets, complementing traditional Lloyd's business with a balanced portfolio with broad market penetration and less volatility.

The decrease in gross premiums written in the year under review was attributable in particular to the weaker dollar and targeted selection of risks.

Business performance: Asset management

Reduction of shareholdings in the banking and insurance sector consistently pursued
Target for institutional third-party business surpassed

In this section, we report on the performance of our Group's own investments, which derive almost entirely from our core business fields of reinsurance and insurance. Besides this, we provide information on third-party business, where we manage the assets of institutional investors not belonging to the Group and those of private investors.

Marketing

Retail and segregated funds for private and institutional investors are offered directly by MEAG. However, investment products are also becoming an increasingly established part of ERGO's insurance marketing. Given the growing importance of private provision for old age, this trend is likely to intensify. In the past business year, MEAG won new mandates from significant corporate pension schemes in the hard-fought market for company retirement provision and thus consolidated its position further in this especially promising field of business.

Overview and important figures

		2004	2003
Volume of Group's own investments under management	€bn	**158.4**	147.4
Volume of third-party business	€bn	**13.2**	11.7
Group result	€bn	**–42**	20

The vast majority of the Munich Re Group's investments are managed by MEAG MUNICH ERGO AssetManagement GmbH, a 100% subsidiary of Munich Re and ERGO. As at 31 December 2004, investments amounted to €142.2bn (131.3bn). The Group's other investments are managed by Munich Re Capital Management, Munich Re Asia Capital Management, ERGO Trust GmbH and the Munich Re Group insurance companies.

The concentration of asset management provides the basis for optimising our Group's investment result. At the same time, we also make available the competence derived from managing assets for the Munich Re Group to third parties, thus tapping additional sources of earnings. Assets managed for third parties by MEAG, ERGO Trust and Munich Re Capital Management in the Munich Re Group totalled €13.2bn (11.7bn) as at 31 December 2004.

The result of the asset management segment decreased to –€42m (20m) because of the remediation of the *IDEEN*KAPITAL Group.

Investments of the Munich Re Group

Investment principles

In the investment sector, we follow a number of principles. We only make investments in assets from which we expect an appropriate return, at the same time attaching great importance to security. We reduce currency risks to a great extent by matching our expected liabilities with assets in the same or correlated currencies. Besides this, we always keep sufficiently liquid funds available in order to meet our payment obligations at all times. Altogether, we endeavour in our asset-liability management to strike a good balance between earnings opportunities and risks. How we counter the various investment risks is described in detail in the risk report on page 133.

Munich Re's investment strategy also takes account of sustainability criteria. One of the goals we have set ourselves is to ensure that 80% of our equities and corporate bonds are included in recognised sustainability indices.

Performance and structure of investments

As at 31 December 2004, the Munich Re Group's investments amounted to €178.1bn (171.9bn), up 3.6% on the previous year. The growth was due primarily to capital gains on existing securities items and to the pleasing performance of our underwriting business.

The table below shows the composition of the portfolio by investment type:

Investment mix

	31.12.2004 €m	%	Prev. year €m	%	Change in %
Real estate	9,046	5.1	10,075	5.9	–10.2
Investments in affiliated and associated enterprises	3,883	2.2	4,353	2.5	–10.8
Loans	20,310	11.4	16,046	9.3	26.6
Shares and equity funds	20,864	11.7	21,633	12.6	–3.6
Fixed-interest securities	103,216	57.9	99,886	58.1	3.3
Deposits retained on assumed reinsurance business, and other investments	19,494	10.9	18,879	11.0	3.3
	176,813	99.2	170,872	99.4	3.5
Investments for unit-linked life insurance	1,319	0.8	1,009	0.6	30.7
Total	178,132	100.0	171,881	100.0	3.6

The structure of our investments has changed only slightly compared with the previous year. As a consequence of price gains on bonds and new investments made, the portion of interest-sensitive items ("fixed-interest securities" and "loans") increased from 67.4% to 69.3%. To protect our portfolio more effectively against fluctuations on the stock markets and to further streamline our shareholdings, we have reduced the percentage of investments in affiliated and associated enterprises and in equities and equity funds from 15.1% to 13.9%.

The derivatives in our portfolio at the end of the year are largely employed to protect equity investments against losses in market value and to hedge our regular income against falling interest rates.

Real estate

Our investment strategy is geared to optimising the return and risk profile of our real estate investments. We continually monitor existing items with regard to their long-term profitability and potential future exposure to risks. Our aim is to generate a real estate investment result that is largely predictable and can be planned.

We are continually rejuvenating the portfolio in order to spread opportunities and risks appropriately. To provide for a greater regional diversification, we are selling directly held property in Germany and investing instead in top-class real estate primarily located in major European cities. In some cases we also invest in Asia and the USA to give the portfolio a more international spread.

In making our investment decisions, we take account of market size and liquidity. Tenants' demands are rising and changing at an increasing pace because of altering requirements. This is leading to a reduction in amortisation periods. Making flexible use of floor space and mapping out suitable withdrawal strategies in the case of new investments is becoming more significant, as is active leasing management which allows real estate to be used efficiently.

In 2004, the properties sold were primarily mixed residential/commercial items which had reached a point in their life cycles where their development in value was only likely to be below average in relation to the risks involved.

Shareholdings in insurance companies and other financial services providers

In the past business year, it was again our objective to further diversify our investment portfolio. That is why we consistently reduced our shareholdings in the banking and insurance sector. In this context, we cut back our stake in Allianz from 12.2% to 9.0%.

We did not take part in HypoVereinsbank AG's capital increase in spring 2004, thereby reducing our stake in HypoVereinsbank from 25.7% to 18.4%. We also pruned back smaller holdings in insurance companies that are no longer of strategic importance for us.

Fixed-interest securities

In our asset-liability management, we generally adjust the terms to maturity in our bond portfolios to match the patterns of our liabilities as far as possible. In the year under review, we slightly increased the duration, i.e. average capital commitment, of our bond portfolios to 6.2 years. In particular, the primary insurance companies in the Munich Re Group are concentrating in their investment policy, in the interests of policyholders, on achieving a competitive net return. In order to earn sufficient regular income for this, they have invested in securities with longer terms to maturity and correspondingly higher coupon rates.

Equities and equity funds

The portfolio of equities and equity funds shown at fair value in the balance sheet was reduced in the business year 2004. We are continuing with our strategy of diversifying our equity portfolio more strongly. In our fine-tuning, we took advantage of the low volatility of the equity markets to hedge parts of the portfolio cost-effectively using derivative financial instruments. After taking account of hedging transactions, the ratio of equities to total investments – on a market value basis – fell from 14.5% to 13.4%.

Result

Prices on the international stock markets continued the upward trend that began in 2003 and closed with marked gains after their year-end rally. The German bond markets recorded an annual low of 3.7% for yields on ten-year government bonds, whilst the yield on US government bonds fell to a low of 4.2%.

A detailed report on the development of the capital markets can be found in the section "Key parameters" on page 94.

Our investment result in the year under review totalled €8.0bn (7.1bn), an increase of 12.8% over the previous year.

Investment result

All figures in €m	**2004**	2003	2002	2001	2000
Regular income	**7,498**	7,328	7,778	9,654	8,652
Write-ups/writedowns	**–775**	–1,177	–6,004	–324	–82
Net realised capital gains	**2,339**	2,484	5,853	1,765	4,072
Other income/expenses	**–1,021**	–1,504	–2,692	–675	–476
Total	**8,041**	7,131	4,935	10,420	12,166

The investment result for the business year includes writedowns of about €217m for impairments of real estate. Given the persistently tight economic situation in the real estate sector, we revalued our buildings, above all in Germany. Owing to the positive trend on the equities markets, we had to make writedowns of only €0.4bn (0.8bn) on our securities available for sale. Other income and expenses includes a profit contribution of –€337m from the at-equity valuation of HypoVereinsbank AG.

The table on the right shows the investment result for 2004 broken down by type of investment:

Investment result by type of investment

	2004 €m	Prev. year €m	Change in %
Real estate	**194**	370	–47.6
Investments in affiliated enterprises	**–36**	23	–
Investments in associated enterprises	**–331**	–853	61.2
Mortgage loans and other loans	**1,009**	886	13.9
Other securities	**7,154**	6,698	6.8
Other investments	**575**	551	4.4
Expenses for the management of investments and other expenses	**524**	544	–3.7
Total	**8,041**	**7,131**	**12.8**

Third-party investments

In the past year, private investors were reluctant to make new investments in retail funds, given the economic environment in Germany and increasing fears of unemployment. The stock markets did not provide any clear impulses for investment decisions. Moreover, given the fact that the tax privileges on life insurance policies were coming to an end, the main focus of insurance marketing was not on new business in investment funds. Despite these adverse circumstances, MEAG's retail funds recorded net inflows of €134m in 2004, with notable amounts achieved by equity funds, in particular the European equity fund MEAG Euro-Invest, which attracted the investors' interest thanks to its top rankings by leading rating agencies. The inflows and outflows in money market funds and bond funds remained at a high level and more or less balanced each other out throughout the year.

In institutional third-party business, MEAG surpassed its targets in the year under review. As at 31 December 2004, it had assets under management of €2.3bn for institutional investors outside the Munich Re Group. The relations with existing clients from the core target group of insurers and pensions funds were expanded and intensified. Tailor-made solutions are a critical success factor for these clients in particular. Consulting services – for instance with regard to investment strategy or risk management – are gaining importance among institutional investors. Here, MEAG has secured a good position for itself early on. In addition, associations and industrial enterprises with great business potential have been won as clients. MEAG thus continues to market the competence it has developed for the Munich Re Group to third-party clients.

Management report
Prospects

There is a growing tendency among some capital market players to sue companies in connection with statements they publish on future development, a trend that involves considerable loss potential for the companies concerned and for their other shareholders. This practice inevitably affects transparency, as many companies are reticent about the information they give on future business performance and disclose only what is required by law.

For this reason we, too, wish to emphasise the following: predictions about the forthcoming development of our Group are based primarily on planning figures, forecasts and expectations. Consequently, the following assessment of the Munich Re Group's development merely reflects our incomplete assumptions and subjective views. It follows that we cannot accept any responsibility or liability for the event that they are not realised either in part or in full.

For information on the risks emanating from our business, please consult page 133ff.

Overview

Macroeconomic parameters and the situation on the capital markets are not quite as bright as in 2004. A largely stable pricing level for reinsurance covers characterised the renewals at the turn of the year. It is in the common interests of end-clients, primary insurers and reinsurers to continue focusing on risk-adequate prices and conditions. In primary insurance in Germany, marketing will concentrate on the changes in the fiscal treatment of life insurance products (see page 72). The debates on a reform of the German healthcare system are continuing.

Low investment returns will require profitable underwriting in reinsurance and primary insurance also in 2005, as well as moderate bonuses for life insurance policyholders. Our actions will be determined not only by adequate prices and conditions but also by the further integration of the various modules of our risk management and the introduction of an enhanced process and system landscape.

The year 2004 has shown that we are on the right track with our business policy; profitability will therefore again take precedence over growth. Our objectives for 2005 are challenging but realistic. We aim for a return on equity of 12% for 2005 after taxes on income – assuming that there are no exceptional events.

Overall economy

The slowing of worldwide economic growth that began in the second half of 2004 is likely to continue in 2005. Especially in the USA, waning monetary and fiscal policy impulses are weakening the dynamics of consumer and investment activity. In addition to persistently high commodity prices, there is growing concern about the rising imbalance in the US current and fiscal account, which could affect the exchange rate.

The Japanese economy should pick up, but the annual growth rate is expected to be lower than in 2004. The chances that consumer prices will rise again have increased.

In the eurozone, the outlook for export industries has clouded compared to one year ago. This should be compensated for by a gradual improvement in domestic demand. Nevertheless, in 2005, macroeconomic growth is likely to again lag behind that of the USA. In Germany, economic stimuli will probably be generated not only by the export industries but also increasingly by consumer demand; however, growth in Europe seems set to remain below average in 2005. We anticipate that there will also be a slowdown in the strong growth dynamics in the UK.

Decelerating global growth will probably also make itself felt in most emerging markets in 2005. The export-oriented Asian markets in particular could suffer if economic growth weakens in the USA and slows down in China as expected. The economies in Latin America are likely to see some cooling down, too. For central and eastern Europe, we anticipate that there will be continued solid growth.

For the global economy, the main risk factors will continue to be geopolitical uncertainties, in particular in the Middle East and the Gulf region, as well as the continuing risk of large-scale terrorist attacks. Another major risk is that economic growth in China, and thus for Asia as a whole, will decelerate more sharply than expected. A further decline in the US dollar, in particular as a result of the US twin deficit (current and fiscal account) would affect export dynamics and thus growth in the eurozone.

Capital markets
Developments on the capital markets in 2005 are likely to be determined by the macroeconomic environment of an expected economic slowdown and comparatively high commodity prices. In view of this, the performance of the stock markets will tend to be moderate. Despite possible changes in key interest rates by the central banks, we anticipate that there will be only limited scope for higher long-term interest rates on the bond markets.

Insurance industry
In the face of dampened economic expectations for 2005, we nevertheless expect robust overall growth for the global insurance industry. We anticipate a continued increase in the requirement for insurance cover, in particular in the emerging markets. In the industrial countries, a growing need for private provision will continue to fuel the demand for life and health insurance. On the reinsurance markets, writing business at risk-commensurate prices and conditions should again be the focal issue. We do not anticipate that there will be a decline in prices but rather a differentiated sideways movement.

In Germany, economic development is likely to provide only limited impulses for demand in property-casualty insurance. The Retirement Income Act, which has been in force since 1 January 2005, involves new challenges and opportunities for the insurance industry. Not only will there be a gradual transition to the taxation of life and annuity insurance policies at the benefits stage, but income from newly concluded endowment insurance policies will also be taxable in future (see page 72). In the long term, the state social security systems' withdrawal from this area will increase demand for private insurance products, as can be seen from development in other industrial countries. For private health insurance, we anticipate that the rising need for more personal provision will again lead to strong growth, although the political debate on long-term, viable financing models is still open. In our view private health insurance, which is currently the only form of cover with a solid capital base, should be given an even stronger role in the future healthcare landscape, rather than being eroded.

Development of the Munich Re Group

Asset management
In 2004, we already extended the periods to redemption in our bond portfolios, thereby achieving correspondingly higher returns. If interest rates remain low, however, interest-bearing securities will not earn the same regular income achieved in previous years. It will therefore be difficult to emulate last year's investment result.

We consider the risk of losses in market value due to a rise in interest rates to be low, especially as such losses would not be recognised in income and we assess any effects on equity primarily from the perspective of asset-liability management. More importantly, the economic value of our liabilities would show a corresponding fall.

Given the risks described, we will continue to closely monitor the assets side of our balance sheet and further reduce our equity exposure as required.

Reinsurance
The renewals at 1 January 2005 did not result in any major changes in prices and conditions. The market remained largely disciplined. In certain segments, stronger competitive pressure has set in, particularly since capacities in the market as a whole have increased. We offered our capacities only at risk-adequate conditions and realised the required margins; our superior reinsurance expertise and capital strength were again in great demand.

In property insurance, prices for natural hazard covers in regions affected by losses rose again in some cases. In other property covers, developments remained basically stable, as expected, although claims-free treaties were again subject to pressure on prices. In liability, personal accident and marine insurance, prices were also largely unchanged, whereas in aviation, they fell marginally as anticipated but were still at a risk-adequate level.

Against this background, we anticipate a premium volume of about €22.1bn in reinsurance, which would represent a marginal decline of approximately 1.4%. Provided there are no exceptional developments as regards natural catastrophes and major losses, we aim for a combined ratio of 97%, which – with normal investment returns – would allow us to post a very good reinsurance result in 2005 as well.

The property-casualty business of our subsidiary Munich Reinsurance Company of Australasia (MRA) has been transferred to our Australian and New Zealand branch with effect from 1 January 2005. Organisationally, New Zealand will continue to be serviced by our Australian unit. This reorganisation has optimised our capital structure. For life insurance business, the legal status of a subsidiary (MRA) will be retained, as this is prescribed by the local regulatory authority.

Primary insurance

The German Retirement Income Act, which entered into force on 1 January 2005, will worsen Germany's fiscal conditions for endowment policies and annuity covers with a lump-sum option. It was therefore precisely these products that were in especially great demand at the end of 2004. As a result, there will initially be a significant market-wide decline in new business in 2005, especially since there is no time pressure on clients wanting to conclude private provision covers and many policies were taken out in 2004. For the medium and long term, we expect sustained growth impulses from changes relating to company pension business. This area will continue to gain in significance. Thanks to the reduced taxation on the income content of annuity policies, traditional annuity insurance will become increasingly popular. In addition, the new type of pension insurance on a funded basis, included in the "basic pension" category, can and will constitute an interesting supplementary provision for old age. A number of amendments have made the so-called "Riester pension" more attractive and will give this product a second chance in the market.

For primary insurance as a whole, we anticipate growth of approximately 4.0% in gross premiums written, which would mean a premium volume of €18.2bn.

We will rigorously pursue the measures taken to increase profitability. A combined ratio of 95% is our goal in primary insurance.

Result and premium

All in all, we expect Group premium income in reinsurance and primary insurance to total €38.5bn, disregarding the effects of changes in exchange rates. This would amount to growth of approximately 1.0%. With our Group result, we aim to achieve a return of 12% after taxes on income, based on our average shareholders' equity, including minority interests, at the beginning of the year (€20.7bn) and at year-end. We intend to let our shareholders participate in this result by pursuing a dividend policy geared even more strongly than before to our earnings situation and capitalisation, naturally taking into account the requirements of financial supervision and the rating agencies.

Management report
Risk report

Recent years have shown that the Munich Re Group's risk landscape can change quickly and unexpectedly owing to a wide range of events or influences. We are constantly refining the tools with which we monitor and manage risks, so that in our view they have now reached a high degree of maturity. We are in a position to assess risk situations appropriately, despite the greatly increased pace of change. The growing complexity and dynamism of the environment in which we operate means that there are natural limits, however. There cannot and never will be absolute security when it comes to identifying risks at an early stage, measuring them sufficiently or correctly estimating their real hazard potential.

Following a short description of the functions, organisation and important tools of risk monitoring and risk control – based on German Accounting Standard DRS 5–20 – we focus in this report on the main risks and important risk management measures. At the end of the report, we evaluate the risk position of the Munich Re Group as a whole.

Functions, organisation and important tools of risk monitoring and control
We adopt a holistic approach, solidly based on our internal risk model. The main objective is to analyse, regulate and control the interdependencies between risks on the asset and liability sides, and strategic and operational risks. This means considering endogenic and exogenic economic parameters as well as the requirements and expectations of our clients, our shareholders, the supervisory authorities and the rating agencies.


Risk monitoring
Risk reporting
Process oriented protection and control
Risks on assets side
Risks on liabilities side
Measurement and assessment of risks
Strategic and operational risks
Risk control
Risk identification
Identification and aversion of hazards
Risk analysis

Responsibility for holistically analysing, regulating and controlling the risks on the asset and liability sides in the Munich Re Group is located centrally with Integrated Risk Management. Here, we have combined important instruments such as asset-liability management, active capital management and capital modelling. We gear our business portfolios to the requirements set by management, allocating risk capital on the basis of our internally developed risk model and the risk and return expectations derived from it. Thus, for example, mismatch risks between assets and liabilities are significantly diminished by means of appropriate investment and hedging strategies, reducing the risk capital required and improving capital productivity.

In day-to-day business, responsibility for systematically handling individual risks in insurance and reinsurance lies with executives in their function as risk managers. They identify, analyse, monitor and manage the risks on an ongoing basis with support from the risk controllers. Processes, tools and systems – including appropriate controls – are in place throughout the Group to measure and assess the risks as far as possible and to identify, avert and protect against potential hazards. The basis for the permanent and systematic handling of risks is formed by management requirements and decisions on risk tolerance, which are derived from the Group's risk strategy and risk policy and are geared to capitalisation and liquidity. This process includes examining what claims burdens can be borne or are still tolerable. We also use simulations of pre-defined catastrophe scenarios to ensure that events whose occurrence appears less probable are also considered in our planning and decisions.

Central Risk Controlling coordinates regular risk assessments. Besides a standardised risk survey among the risk managers, relevant risks and risk fields are looked at in more depth with the respective experts and are evaluated in workshops together with the insurance and reinsurance risk controllers responsible in order to assess the risk situation holistically.

The risk assessments have different focal points. In the annual risk assessment, the inventory and comprehensive analysis of risks are to the fore. The business-plan risk assessment, on the other hand, concentrates on comparing the results from the risk assessment process with the contents of the operative strategic planning; we ensure that each risk identified as significant is matched by an adequate risk-reducing measure. Ad-hoc risk assessments are triggered by risks or hazards that suddenly emerge.

Central Risk Controlling sets standards and develops the systems further; the decentralised risk controllers in the units throughout the Group adjust these to the current situation where necessary. Risk management and risk controlling are functionally separate. The related functions and responsibilities of all participants, such as the Board of Management, risk managers, decentralised risk controllers and central risk controllers, are clearly defined. Central Risk Controlling is also responsible for reporting to management about the current risk situation – on an ad-hoc basis if required – and for checking measures relating to risk policy and proposing new ones where necessary.

The Munich Re Group complies both with the German Law on Corporate Control and Transparency and with the local regulations on risk management in the different countries in which it operates. The risk management system is regularly examined independently, both by internal auditing units at the individual Group companies and by the external auditor as part of the annual audit.

Main strategic risks

Strategic risks arise if our strategy is not compatible with market or client requirements and expectations or with economic parameters, these disparities not being recognised, and our objectives and initiatives not taking sufficient account of such a development. In our strategic planning process, we carefully analyse the strategic risks, which are evaluated in individual projects (e.g. investment or market-entry projects) using scenarios (correlations, effects,

occurrence probability, etc.). In addition, we systematically perform "SWOT analyses" (strengths, weaknesses, opportunities, threats) and define the required action in the course of our balanced scorecard process.

One of the main risks for any company is being too conservative and failing to recognise new business opportunities. We counter this danger by, among other things, integrating innovation teams into our operative reinsurance units in order to tap into new product and client segments at an early stage. This approach is also designed to ensure that we identify and work on current market and client issues, as well as fields of knowledge that are of critical importance for the future.

Main underwriting risks

One of the risks relevant for insurance business is the risk of change. By this we mean that changing risk parameters and unforeseen factors may result in unexpectedly large claims. Often the risk of change coincides with the risk of random fluctuations, making it more difficult to identify and quantify the risk potential. To take an example: the exceptional hurricane season in 2004 coincides with a trend towards greater frequency of severe weather catastrophes due to global warming. Furthermore, we are witnessing an increasing regional concentration of insured values, especially in highly exposed regions. Only extensive know-how, well-maintained data resources and selective underwriting based on this information can produce risk-adequate prices and conditions in these circumstances. Our Geo Risks Research unit obtains the necessary findings used in underwriting from current geoscientific research, far-reaching proprietary loss analyses and models, and benchmarking of our models against external calculations. The effects of the risk of change influence both our premium calculations and our reserves. Through selective underwriting, client-focused claims handling and state-of-the-art reserving methods, we endeavour to minimise risks resulting from the risk of change.

Our combined ratios, which in addition to other key indicators are important to us in monitoring the premium/claims risk in non-life (re)insurance, have developed as follows over the last ten years:

Combined ratios	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Including natural catastrophes	98.9	96.7	122.4**	135.1*	115.3	118.9	105.7	100.0	98.3	99.6
Excluding natural catastrophes	94.4	95.1	119.1**	133.6*	113.3	108.2	101.7	99.1	98.2	98.7

*Thereof World Trade Center and reserve strengthening at American Re: 22.4%.
**Thereof World Trade Center and reserve strengthening at American Re: 15.9%.

In life insurance and reinsurance the biometric risk, the lapse risk and the interest-guarantee risk are especially relevant. The calculation of underwriting provisions in primary insurance is based on "biometric" calculation tables, i.e. on assumptions with regard to mortality and disablement. These assumptions are checked by the supervisory authorities or by institutes of actuaries every few years, depending on the specific national regulations. The checking of mortality and the appropriateness of trend assumptions may result in a need for additional reserving (e.g. if actual life expectancy has not been sufficiently taken into account) or alternatively in the reversal of reserves that have been posted. For the provision for future policy benefits in annuity insurance, the longevity risk is of particular importance. On the basis of the current mortality table drawn up by the German Association of Actuaries (DAV) and published in June 2004, we have revalued our provisions for future policy benefits in annuity business. This has involved allocating additional amounts to the provisions posted in our life insurers' German Commercial Code

financial statements, in order to take account of the expected marked increase in life expectancy. In addition, we are further expanding the safety margins in our biometric calculation bases.

In reinsurance, we calculate the biometric risk on the basis of "best estimates", which are derived from portfolio data and include appropriate assumptions regarding future development. In both life insurance and life reinsurance, we also consider market standards in calculating the biometric risk.

Lapse risks can be reduced in insurance and reinsurance by means of suitable product and contract design. The residual lapse risk is estimated by means of product-specific portfolio analyses and taken into account in the pricing.

As far as the interest-guarantee risk in primary insurance is concerned, the guaranteed actuarial interest rate applicable at the time a policy is effected is used in calculating the actuarial reserve for that policy. The life insurers in the Munich Re Group have a substantial portfolio of policies with guaranteed minimum interest rates, both in Germany and abroad. These include annuity and endowment policies. In order to earn the guaranteed minimum interest rate, we are particularly dependent on investment returns. As a rule, the investments have a shorter duration than the insurance commitments, which means there is a reinvestment risk. For premiums yet to be received, the new investment of these amounts involves a certain amount of risk as well. Should capital market interest rates fall to a very low level for a prolonged period, our life, health and personal accident insurers might not be able to earn the required guaranteed interest rate.In reinsurance, we exclude the interest-guarantee risk in many cases by means of suitable treaty design. Furthermore, as a matter of principle, we use prudent assumptions regarding the probable interest rate when fixing the actuarial interest rate in the calculation of premiums and reserves.

Risk control measures

In the Munich Re Group, binding underwriting guidelines and limits and clear underwriting authorities precisely regulate who is authorised and accountable for concluding insurance and reinsurance contracts and at what conditions. We regularly check compliance with these guidelines and closely observe developments in the global and local markets, reacting where necessary with appropriate measures that are translated without delay into underwriting guidelines if required. As a general rule, our treaties and the original business ceded to us contain clear liability limits, since unlimited covers are ultimately not calculable either in insurance or reinsurance. Accidents like the one that occurred on the German Wiehltal bridge in August 2004 strengthen our resolve to continue working for the general abolition of unlimited covers in the insurance industry worldwide. Despite the implementation of our restrictive underwriting policy with regard to unlimited covers, such risks will continue to feature in our portfolio in the foreseeable future, as insurers do not convert their original in-force policies immediately.

Another preventive risk controlling measure is the agreement of accumulation budgets in reinsurance. Particularly in property lines, our reinsurance companies assume very large liabilities for earthquake and windstorm losses, and to a lesser extent for hailstorm and flood risks. These losses often affect many clients at the same time. It is therefore essential that the natural hazard liabilities underwritten are controlled and limited on a Group-wide basis. This is why we introduced accumulation budgets for the hazards earthquake and windstorm many years ago. By means of these budgets, the Board of Management stipulates annually the maximum liability to be assumed by individual reinsurance companies of the Munich Re Group for such events per loss accumulation zone. The loss scenarios underlying the accumulation budgets are regularly checked.

An excellent tool for risk prevention, and thus for risk controlling, is careful reserving to cover future claims and losses which have been incurred but not yet reported or not reported enough. Hence we generally establish provisions for uncertain liabilities using actuarial methods. In addition, where required under national rules of insurance supervision and accounting, we post provisions for fluctuations in claims experience, although these are not included as such in our IFRS consolidated financial statements. Claims provisions for all classes of business and at all companies are regularly checked by means of internal reviews and audits to make sure they are sufficient. These analyses draw on the expertise and experience of a wide range of specialists, such as actuaries, scientists of various disciplines, underwriters and accounting experts. Whenever possible, we also refer to external statistics and documents (e.g. certified biometric calculation bases in life and health insurance) and, where necessary, appropriate adjustments are made to the provisions posted. Owing to the particular uncertainties involved, however, there is a substantial risk of misestimates in establishing reserving requirements. Thus, as in the previous years, we had to substantially strengthen reserves for losses from business written in the past. Particularly in US liability insurance business, the damages awarded by courts – to asbestosis claimants, for instance – recurrently exceed even the most pessimistic assumptions. This also means that further, possibly considerable, increases in the loss reserves from this and other liability complexes cannot be ruled out in the future either.

A further important risk control measure in the field of underwriting is the cession of a portion of our risks to third parties via external reinsurance and retrocession.

All our companies have appropriate intra-Group and external reinsurance and retrocession cover. The core component of Munich Re's retrocession is an accumulation excess-of-loss cover, which provides protection against losses from natural catastrophes. The dimensions of this cover are based on analyses of our accumulation budgets in those parts of the world exposed to natural catastrophes. The cover is placed on the international reinsurance market.

We only choose business partners for our externally placed reinsurance and retrocessions that have been accepted by our Security Committee, which examines the security of potential retrocessionaires and reinsurers on the basis of a range of criteria. The minimum requirement for participating in one of our retrocession or reinsurance treaties is a rating of A– from S&P or A. M. Best.

Risks from defaults on receivables from underwriting business

6.9% of our receivables on underwriting business at the balance sheet date were outstanding for more than 90 days. The average default rate of the last three years amounts to 3.8%. As at 31 December 2004, nearly 81% of our accounts receivable on ceded business were from companies with an investment-grade rating from S&P (AAA to BBB).

Main investment risks

The market value of our fixed-interest securities as at 31 December 2004 totalled €103.2bn, representing 56.8% of the market value of the Munich Re Group's investments as a whole. These securities thus make up the largest portion of our investments available for sale and investments held to maturity.

Fixed-interest investments are exposed to an interest-rate risk. Falling interest rates result in increases in the market value of fixed-interest securities, and rising interest rates to reductions in their market value. In order to match investments even more closely with the liabilities to be covered, the primary insurers in the Munich Re Group gave preference in 2004 to securities with longer terms. Looked at only in relation to the portfolio of fixed-interest securities, this increases the risk of losses in market value, but these reductions would be balanced by similar changes in value, at least to some extent, among the underwriting liabilities.

The market value of our equity investments, including participating interests, amounted to €25.3bn at 31 December 2004. We aim to spread equity risks by means of systematic diversification in different sectors and regions. In the year under review, companies in the Munich Re Group also made use of derivative financial instruments for

hedging purposes. We continued to systematically reduce the historically evolved overweight of our equity investments in the banking and insurance sectors. This included cutting back our stake in the Allianz Group further and refraining from participation in Bayerische Hypo- und Vereinsbank's capital increase. Such measures are geared to achieving a progressive reduction in our concentration risks and optimising our portfolio structure from the risk and earnings point of view.

Besides addressing the internal structure of our equity portfolio, we have also taken a close look at the share of equities in our overall portfolio, with the aim of further reducing and flexibilising the proportion of equities held. As at 31 December 2004, on a market value basis and taking hedging transactions into account, the ratio of equities to total investments amounted to approximately 13.4% (31 December 2003: 14.5%).

With a view to optimising our investment portfolio from the earnings and risk standpoint, companies of the Munich Re Group hold investments in real estate, which are subject to market price risks. The market value of our real estate, including buildings on land owned by third parties, amounted to €10.7bn at 31 December 2004. The risk of losses in value manifested itself in the year under review in the case of various properties (including amortisation, we had to make writedowns of €555m that were recognised in income).

The investments of Group companies that write a substantial part of their business in foreign currencies are subject to currency risks from fluctuations in exchange rates.

The following sensitivity analyses for market-price risks serve to estimate potential changes in the value of investments under hypothetically possible market scenarios. The basis for the review are the other-than-trading holdings of the Munich Re Group at 31 December 2004.

The changes in share price assumed in these scenarios, ±10% and ±20% respectively, a corresponding shift in the interest rate curve of ±100 and ±200 basis points (BP) respectively, and a fluctuation in exchange rates of ±10%, would produce the following changes in market value:

Change in share prices	Change in market value of investments sensitive to share prices
Increase of 20%	+€4.859bn
Increase of 10%	+€2.427bn
Fall of 10%	–€2.417bn
Fall of 20%	–€4.816bn
Market values at 31.12.2004	€25.213bn

Change in interest rates	Change in market value of investments sensitive to interest rates
Increase of 200 BP	–€12.359bn
Increase of 100 BP	–€6.424bn
Fall of 100 BP	+€6.875bn
Fall of 200 BP	+€14.229bn
Market values at 31.12.2004	€124.505bn

Change in exchange rates	Change in market value of investments sensitive to exchange rates
Increase of 10%	+€4.303bn
Fall of 10%	–€4.303bn
Market values at 31.12.2004	€43.031bn

The changes in market value shown in the table can only be taken as rough indicators of the actual market value losses that might occur in the future, as they do not consider any counteractive measures. Moreover, the effects on the Group's annual results and shareholders' equity would be reduced as a consequence of the policyholders' shares and the tax consequences.

Credit assessment is of central importance for the management of credit risks relating to fixed-interest securities. The main factor here is the quality of the issuer or the respective issue, as primarily reflected – according to the investment principles of the Munich Re Group – in the ratings of international rating agencies: 94.0% of our investments in fixed-interest securities at 31 December 2004 had a rating of A or better (according to Standard & Poor's rating classification). The majority of fixed-interest securities in our portfolio have been issued by governments or banks with excellent ratings or top security, e.g. German government bonds, US Treasuries, or mortgage-backed bonds.

Investment principles and risk controlling
In the investment sector, the Munich Re Group is guided by the following principles: only investments are to be made from which an appropriate return can be expected and which offer a high degree of security, as reflected in high-quality ratings of the relevant issuers and counterparties, for example. Also important is sufficient liquidity at all times to cover obligations from underwriting business and a targeted diversification in terms of region and type of investment.

The investment process for the Group's own investments is controlled by the individual companies in the Munich Re Group themselves, with asset-liability management forming the basis for their investment strategy. In other words, besides return and risk aspects, the companies consider requirements relating to underwriting, supervisory regulations, accounting, tax, liquidity and currencies. Besides this, in reinsurance for individual products involving explicit financial risks, such as interest-rate or currency risks, asset-liability management is already carried out at micro level when the product is being designed. This is especially the case with long-tail business, owing to the high interest-rate risk.

The companies entrusted with our asset management, in particular MEAG, are given mandates by the insurance and reinsurance companies in the Munich Re Group, based on uniform investment criteria. The status of the individual mandates is continually monitored on the basis of various key risk and earnings figures as part of a Group-wide early-warning system for investments. This is designed to ensure the achievement of result targets, the fulfilment of solvency requirements and sufficient equity capital protection at individual company level. At all companies, we have established asset-liability teams that advise on and monitor strategic decisions relating to investments. This has enabled us to standardise the Munich Re Group's risk management activities in the investment sector. In the asset management units of the Group, we pursue a policy of clear functional separation between portfolio management, trading and risk controlling at all hierarchical levels, in line with the requirements of banking supervision.

Market-price risks in investments are measured and limited using the value-at-risk approach, which is also employed in our strategic investment planning to model the optimum investment portfolio according to risk preference. Using stress tests, sensitivity analyses and duration analyses, we also simulate market fluctuations and devise strategies for countering them where necessary. How we additionally deal with the market-price risks from real estate is described in detail on page 127.

We only run currency risks to a very small extent in the Munich Re Group, since we practise a policy of currency matching. This means that for the main currency liabilities in underwriting business, appropriate matching items are established on the assets side. We use derivative financial instruments to hedge parts of the portfolio, to optimise earnings and to implement planned purchases and sales. Our Group companies act as end-users of derivatives; in addition, they engage in limited trading in these instruments with a view to profit-making. Particular care is paid to limiting risks, choosing top-quality business partners and strictly monitoring adherence to specifications in mandates and investment guidelines. The volumes involved are shown on page 172f.

Credit risks in the investment portfolio are measured and limited using the credit-value-at-risk approach. The main elements for measuring the credit risk are the investment volume, the term of the investment, the quality of the collateralisation, and the default probability of the individual issuers in the portfolio.

Our counterparty system with which we restrict default risks in respect of individual issuers considers a whole range of factors. These include the issuer's individual rating, its capitalisation as a basis for covering the liability, the quality of the collateralisation and the respective issue, the sector concerned, and our internally defined risk tolerance.

Credit derivatives are only employed in our investment portfolio for hedging credit risks. The notional principal amounts of open positions had a volume of €10m at 31 December 2004, with a fair value of –€1m. Regular watch-lists with critical cases are prepared in order to monitor individual issuers. Thus, as in previous years, Munich Re's investments were only affected to a very slight extent by defaults.

The liquidity risks of companies in the Munich Re Group are managed by the individual insurers and reinsurers themselves. Detailed liquidity planning ensures that the Group companies are able to make the necessary payments at all times. This planning concept, which has been in place for many years, has proved its worth after large natural catastrophes and also in connection with the losses resulting from the attack on the World Trade Center.

Main operational risks

Operational risks are risks whose origins lie in processes, people, technology or external events and which could lead to unexpected losses. These include criminal acts, inadequate controls, organisational deficiencies (e.g. inadequate reporting) or events that may result in claims for damages from third parties.

We minimise such risks, which may be connected with any type of corporate activity, our staff or technical systems, through a wide range of specific risk management measures. In two major projects, for instance, we are creating a comprehensive and consistent data basis for the reinsurance group and for ERGO respectively. Beyond this, it is our declared corporate aim to sensitise employees to possible risks and to establish an appropriate risk culture. This includes the chance and the willingness to learn from mistakes and to recognise and grasp opportunities for change and improvement. To this end, we organise seminars and information events, support open communication in the field of risk management and give thorough consideration to constructive criticism.

Risks in the area of information technology and project risks

Munich Re's global business requires a networking of our business units and systems worldwide, both organisationally and technically. The consequence of this is a growing dependency on electronic communications technology, the complexity of which is continually increasing. The value of the processed information is also growing. Consequently, the organisational and technical measures needed to protect the confidentiality, availability and integrity of these data and systems are acquiring ever-greater importance. We are also exposed to IT risks such as breakdowns and outages, disruptions due to viruses, attacks by hackers and theft of data, including misuse by our own staff.

In asset management, insurance and reinsurance, these risks are identified and limited by decentralised security organisations that liaise closely. We are working constantly on improving these measures and adjusting them to take account of the latest knowledge and state of the art. Our security regulations embrace not only the technical design of hardware and software systems but also functional security structures and organisational measures, including training staff in the proper handling of systems and data. We organise training programmes for this purpose, as well as issuing directives on information security and data protection with which all staff have to comply.

The dependence on central IT systems requires that, in the event of failure or outage of computer centres, the most important systems and applications can be restored as quickly as possible. At Munich Reinsurance Company, an enhanced contingency and disaster recovery concept has been in place since the IT Division moved to its new premises "Am Münchner Tor". This concept makes it possible to limit the restart time for all relevant core systems to a maximum of 48 hours across all locations. For this purpose, for example, we have distributed all the relevant electronically stored business data and the IT infrastructure between two locations and, if disaster strikes, can be online again without undue delay.

Major projects are currently being realised in our primary insurance and reinsurance business in a multi-project landscape that will, among other things, develop integrated information architecture in the back-office area. In order to assess project interdependencies better, Munich Re's project landscape will be made more transparent using multi-project management, which will take existing management processes as its starting point.

The aim of our GLORIA project is to unify the entire reinsurance group's IT and process landscape on the basis of an SAP standard product. The size and complexity of the undertaking naturally harbour project risks. Risk management and problem-handling are therefore central tasks of the project management. Now that we have successfully put the first major module into operation, the development of the basic system is scheduled to be concluded in the course of 2005.

After systems had for the most part been successfully converged in ERGO's project for IT systems and IT processes (ESPRIT), deficiencies in service readiness and inefficiencies in the procedural organisation became apparent. Supplementary functions are being developed and introduced to effectively prevent disruptions in client-related processes.

The ERGO-wide reorganisation project VEKTOR has created the organisational foundations for a uniform group-wide management organisation geared to classes of insurance. When distributions of tasks, allocations of functions and processes are changed, this may cause short-term "friction losses", but these should be manageable, given that we have prepared ourselves thoroughly for the systematic implementation of the new structure and given close advance consideration to potential risks.

Risks in the human resources sector

The companies in the Munich Re Group have binding rules setting out minimum standards of corporate integrity for conduct within the companies themselves, their business transactions and other relationships with external parties. These standards, tailored to the special features of each company, also serve to prevent conflicts of interest for staff, in order to ensure that we use only fair and legal means of competition. The clear separation of management and control functions limits the risk of internal and external regulations being breached.

Staff who have to deal with confidential data or insider information undertake to comply with the relevant regulations and to handle the information responsibly.

The main human resources risks are shortages of qualified personnel, insufficient adaptation, demotivation and loss of staff. We identify these risks by means of appropriate indicators and metrics. With targeted personnel marketing measures, potential assessment schemes and systematic succession planning, we counter the risk of shortages in qualified staff. Individual development planning and suitable training offers enable our staff to adapt to current market requirements. Modern management tools and adequate monetary and non-monetary incentives ensure high motivation. Our human resources tools as a whole serve to strengthen our staff's ties with the Group and consequently to safeguard our business knowledge (see also page 85).

Legal risks

Legal risks may arise on the one hand from court decisions and legislation (changes in legal parameters) and on the other from legal disputes and arbitration proceedings in which we as an international insurance group are involved, especially in the area of claims settlement.

We counter risks from changes in legislation and court decisions by constantly monitoring current developments and by actively participating in relevant bodies and associations in order to contribute our views.

The following are examples of currently relevant legal risks:

- Last April, New York Attorney General Eliot Spitzer started an investigation into the use of Placement or Market Service Agreements in the insurance industry. Several other US state regulators subsequently commenced similar probes into this matter. Entities of the Munich Re organisation have received requests to provide information in connection with these investigations and are cooperating fully with the authorities. Entities of the Munich Re organisation, together with several other insurers and brokers, have been named defendants in several PSA-related class actions by US policyholders. Munich Re will defend itself vigorously.
- The ongoing discussion about the reform of the social security systems in Germany harbours substantial risks for the health insurers in the ERGO Insurance Group. As the reform proposals are not yet sufficiently concrete, the perspective for private health insurance in Germany is currently unclear. In the most extreme case, the long-term existence of the private health insurance model would be in jeopardy.
- In the USA, the Fairness in Asbestos Injury Resolution Act 2004 is currently going through the federal legislative procedure. A decision on the bill, which envisages the formation of a privately financed fund to compensate asbestos victims, will be taken in 2005 at the earliest. What consequences this proposed legislation will have for our companies in the USA and to what extent the burden may exceed our current provisions depends on how the individual regulations are framed.

- There are currently uncertainties regarding the size of our final claims burden in connection with the attack on the World Trade Center of 11 September 2001. A portion of the claims resulting from this event are the subject of pending cases concerning the amount and scope of the claims filed. In the case of the Wilprop policy underwritten by us, the courts in question take the view that only one loss event was involved. The remaining uncertainties are, however, covered by sufficient provisions for not yet reported claims.

Supervisory risks

As a result of our global activities, we are subject to a large number of supervisory regulations in different countries.

At the moment, for example, antitrust proceedings are being conducted against VICTORIA Versicherung AG on the grounds of alleged collusion in restraint of competition in industrial insurance business. The outcome is uncertain at present. Furthermore, after the considerable losses in assets suffered by our primary insurers in the weak capital markets of recent years, the resultant supervisory requirements for these companies' investments could also entail risks for the Munich Re Group.

Currently the US Securities and Exchange Commission (SEC) and New York Attorney General (NYAG) are making inquiries with respect to "certain loss mitigation insurance products". Munich Re has received requests from both to produce information and material, and is cooperating fully in this regard.

Macroeconomic and geopolitical risks

As insurers and reinsurers, we are dependent on economic and political parameters in the different markets in which we operate, as well as on the macroeconomic and geopolitical situation. The development of the economy not only affects our insurance business but also influences the capital market. An economic downturn can lead to payment defaults and credit-rating downgradings among our debtors, which may require writedowns in our books.

In developing new markets, such as those in Asia and eastern Europe, the Munich Re Group is largely dependent on the prevailing economic, political and regulatory conditions, the accessibility of the market segments, and the local sales channels. But even in developed markets, social or political changes may result in a deterioration of the legal, fiscal or economic conditions, and this may ultimately affect the assets, liabilities, financial position and results of individual companies or the Munich Re Group as a whole.

For this reason, our economists study and monitor the economic and political situation of our main markets and inform the Board of Management without delay about relevant developments so that, if necessary, suitable risk minimisation measures can be taken. Possible scenarios are also discussed and coordinated with our asset management company MEAG to enable us to react appropriately at any time on the investment side as well.

Outlook

The accounting and insurance supervision landscape faces substantial changes as a result of IFRS, Solvency II and numerous supranational and national reform initiatives. This will place additional demands on companies' reporting and control mechanisms and especially their risk management.

In view of the European Commission's Solvency II project, Munich Re has set up working groups to ensure the transfer of know-how on this issue within the Group. In addition, they are examining how changes to the relevant parameters may affect our product portfolios and those of our clients. Besides this, we are involved in shaping the Solvency II provisions at European and national level through participation in working groups and projects of actuarial associations (Groupe Consultatif, DAV) and industry associations (CEA, GDV).

Within a system that permeates the whole Group, we are intensifying and systematising risk management and controlling at our individual companies and at Group level. We are devoting particular attention to linking integrated risk management, risk controlling and capital planning even more closely.

By implementing systematic asset-liability management, we aim to holistically optimise our portfolio in terms of underwriting and investment and to make accumulations between underwriting risks and investment risks more transparent.

Summary of the risk position

We see ourselves on course for sustained profitability and evaluate the Munich Re Group's risk situation as controlled and viable. We have identified a need for action in certain areas and have initiated the necessary measures.

With our risk management instruments, we will systematically control the risks in reinsurance and ensure that we firmly adhere to our policy of risk-adequate prices and conditions (e.g. exclusions), even if this means having to refrain from participating in some business. Beyond this, we will focus on especially important sub-aspects of sensible risk limitation, such as strict liability caps in motor insurance or basic prerequisites for the insurability of natural catastrophes. A particular cause of concern to us continues to be the growth in liability claims from prior accident years in the USA. We are keeping a close eye on developments and will adjust our balance sheet reserves where necessary. We will decisively minimise the risk of insufficient data availability and not yet fully consistent data resources when the integrated IT and process architecture provided for in the GLORIA project has been implemented. In our primary insurance business, we have moved back into the profit zone. The reorganisation project VEKTOR in the ERGO Group is designed to create synergies and opportunities which will far outweigh possible risks associated with changes in existing distributions of tasks, allocations of functions and processes.

Through an extensive programme of measures and the strengthening of VICTORIA Leben's capital base, we have regained room for manoeuvre and have improved risk-bearing capacity. At all companies in our Group, we have ensured that there is both sufficient coverage of the reserves with assets and capital well in excess of the minimum solvency requirements.

The above examples demonstrate how we concern ourselves with the whole of the Munich Re Group's risk landscape and consider all the facets of possible and necessary control measures.

According to our assessment, there are no risks which could have a significant and lasting adverse effect on the assets, liabilities, financial position and results of our Group.

Consolidated financial statements
Consolidated balance sheet as at 31 December 2004

Assets	Notes				Prev. year		Change
		€m	€m	€m	€m	€m	%
A. Intangible assets							
I. Goodwill	(1)		**3,144**		3,568	–424	–11.9
II. Other intangible assets	(2)		**1,243**		1,372	–129	–9.4
				4,387	4,940	–553	–11.2
B. Investments							
I. Real estate	(3)		**9,046**		10,075	–1,029	–10.2
II. Investments in affiliated enterprises and associated enterprises	(4)		**3,883**		4,353	–470	–10.8
III. Loans	(5)		**20,310**		16,046	4,264	26.6
IV. Other securities							
1. Held to maturity	(6)	**562**			747	–185	–24.8
2. Available for sale	(7)	**124,956**			122,367	2,589	2.1
3. Held for trading	(8)	**657**			548	109	19.9
			126,175		123,662	2,513	2.0
V. Other investments							
1. Deposits retained on assumed reinsurance	(11)	**14,530**			14,480	50	0.3
2. Miscellaneous	(9)	**2,869**			2,256	613	27.2
			17,399		16,736	663	4.0
				176,813	170,872	5,941	3.5
C. Investments for the benefit of life insurance policyholders who bear the investment risk				**1,319**	1,009	310	30.7
D. Ceded share of underwriting provisions	(18–21)			**6,964**	8,038	–1,074	–13.4
E. Receivables	(10, 11)			**8,683**	8,175	508	6.2
F. Cash with banks, cheques and cash in hand				**2,027**	1,884	143	7.6
G. Deferred acquisition costs	(12)			**8,396**	7,997	399	5.0
H. Deferred tax assets	(13)			**4,326**	5,140	–814	–15.8
I. Other assets	(14)			**1,876**	1,329	547	41.2
Total assets				**214,791**	**209,384**	**5,407**	**2.6**

Equity and liabilities	Notes			Prev. year		Change
		€m	€m	€m	€m	%
A. Shareholders' equity	(15)					
I. Issued capital and capital reserve		**7,388**		7,388	–	–
II. Revenue reserves		**7,018**		7,823	–805	–10.3
III. Other reserves		**3,957**		4,122	–165	–4.0
IV. Consolidated profit		**1,833**		–434	2,267	–
			20,196	18,899	1,297	6.9
B. Minority interests	(16)		**541**	483	58	12.0
C. Subordinated liabilities	(17)		**3,393**	3,390	3	0.1
D. *Gross underwriting provisions*						
I. Unearned premiums	(18)	**5,874**		6,315	–441	–7.0
II. Provision for future policy benefits	(19)	**101,926**		98,134	3,792	3.9
III. Provision for outstanding claims	(20)	**42,839**		42,619	220	0.5
IV. Other underwriting provisions	(21)	**9,324**		7,488	1,836	24.5
			159,963	154,556	5,407	3.5
E. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders			**1,328**	958	370	38.6
F. Other accrued liabilities	(22)		**3,450**	3,577	–127	–3.6
G. Liabilities						
I. Notes and debentures	(23)	**2,242**		2,209	33	1.5
II. Other liabilities	(11, 24)	**16,612**		18,098	–1,486	–8.2
			18,854	20,307	–1,453	–7.2
H. *Deferred tax liabilities*	(13)		**7,041**	7,159	–118	–1.6
I. Other deferred items	(25)		**25**	55	–30	–54.5
Total equity and liabilities			**214,791**	**209,384**	**5,407**	**2.6**

Consolidated income statement for the business year 2004

Items	Notes		Prev. year		Change
		€m	€m	€m	%
1. Gross premiums written	(26)	**38,071**	40,431	–2,360	–5.8
2. Net earned premiums	(26)	**36,534**	37,617	–1,083	–2.9
3. Investment result	(27)	**8,041**	7,131	910	12.8
– Thereof income from associated enterprises		**–331**	–853	522	61.2
4. Other income	(28)	**1,116**	1,211	–95	–7.8
Total income (2–4)		**45,691**	45,959	–268	–0.6
5. Net expenses for claims and benefits	(29)	**31,636**	32,487	–851	–2.6
6. Net operating expenses	(30)	**8,847**	8,997	–150	–1.7
7. Other expenses	(31)	**2,260**	2,504*	–244	–9.7
Total expenses (5–7)		**42,743**	43,988*	–1,245	–2.8
8. Result before amortisation of goodwill		**2,948**	1,971*	977	49.6
9. Amortisation of goodwill	(1)	**344**	687	–343	–49.9
10. Operating result before taxes on income*		**2,604**	1,284*	1,320	102.8
11. Taxes on income*	(32)	**712**	1,752*	–1,040	–59.4
12. Minority interests in earnings	(16)	**59**	–34	93	–
13. Profit for the year		**1,833**	–434	2,267	–
	Notes	**€**	€	€	%
Earnings per share	(44)	**8.01**	–2.25	10.26	–

*As from year-end 2004, "other tax" is included in "other expenses".
Item designations and the previous-year figures have been adjusted accordingly throughout the reporting.

Changes in Group shareholders' equity

All figures in €m	Issued capital	Capital reserve	Revenue reserves			Other reserves		Consolidated result	Shareholders' equity
			Revenue reserves before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges		
Status at 31.12.2002	**457**	**2,990**	**9,046**	**–93**	**1,260**	**–**	**–**	**288**	**13,948**
Restatement of currency translation reserve	–	–	–337	–	–	337	–	–	–
Currency translation	–	–	–	–	–	–736	–	–	–736
Capital increases	131	3,810	–	–	–	–	–	–	3,941
Allocation to revenue reserves	–	–	65	–	–	–	–	–65	–
Change in consolidated group	–	–	–58	–	–294	–	–	–	–352
Change resulting from valuation at equity	–	–	–778	–	–54	–	–	–	–832
Unrealised gains and losses on other securities	–	–	–	–	4,052	–	–	–	4,052
Consolidated result	–	–	–	–	–	–	–	–887	–887
Dividend	–	–	–	–	–	–	–	–223	–223
Other changes	–	–	–8	–14	–	–	10	–	–12
– Associated enterprises	–	–	–	–	101	–	–	–101	–
– Non-fixed-interest securities	–	–	–	–	–554	–	–	554	–
Status at 31.12.2003	**588**	**6,800**	**7,930**	**–107**	**4,511**	**–399**	**10**	**–434**	**18,899**
Currency translation	–	–	–	–	–	–284	–	–	–284
Allocation to revenue reserves	–	–	–720	–	–	–	–	720	–
Change in consolidated group	–	–	–13	–	–	9	–	–	–4
Change resulting from valuation at equity	–	–	–1	–	102	–	–	–	101
Unrealised gains and losses on other securities	–	–	–	–	8	–	–	–	8
Consolidated result	–	–	–	–	–	–	–	1,833	1,833
Dividend	–	–	–	–	–	–	–	–286	–286
Share buy-backs	–	–	–	–51	–	–	–	–	–51
Other changes	–	–	–20	–	–	–	–	–	–20
Status at 31.12.2004	**588**	**6,800**	**7,176**	**–158**	**4,621**	**–674**	**10**	**1,833**	**20,196**

Consolidated cash flow statement for the business year 2004

	€m	Prev. year €m
Consolidated result, including minority interests in earnings	**1,892**	–468
Net change in underwriting provisions	**5,396**	5,042
Change in deferred acquisition costs	**–407**	–489
Change in deposits retained and accounts receivable and payable	**–177**	–1,921
Change in other receivables and liabilities	**–995**	1,189
Gains and losses on the disposal of investments	**–2,339**	–2,484
Change in securities held for trading	**–100**	632
Change in other balance sheet items	**29**	482
Other income/expenses without impact on cash flow	**–2,009**	1,162
I. Cash flows from operating activities	**5,308**	**3,145**
Inflows from the sale of consolidated enterprises	**373**	–
Outflows from the acquisition of consolidated enterprises	**78**	88
Change from the acquisition, sale and maturities of other investments	**–3,389**	–9,677
Change from the acquisition and sale of investments for unit-linked life insurance	**–252**	–248
Other	**–877**	–1,198
II. Cash flows from investing activities	**–4,223**	**–11,211**
Inflows from increases in capital	**–**	3,941
Dividend payments	**295**	230
Change from other financing activities	**–637**	3,532
III. Cash flows from financing activities	**–932**	**7,243**
Cash flows for the business year (I + II + III)	**153**	**–823**
Effect of exchange rate changes on cash	**–10**	–28
Cash at the beginning of the business year	**1,884**	2,735
Cash at the end of the business year	**2,027**	1,884
Additional information		
Taxes on income (net)	**707**	683
Interest paid	**644**	385

Our reporting on the Group cash flow is based on IAS 7 and the principles of German Accounting Standard No. 2 (DRS 2) issued by the German Standards Board (DSR) for the presentation of cash flow statements. This has been supplemented by the requirements of DRS 2–20, which applies specifically to insurance companies.
In accordance with the recommendations of the DSR for insurance companies, we have applied the indirect presentation method.
The "cash fund" within the meaning of the German Accounting Standard is limited to cash and cash equivalents shown under balance sheet item F "cash with banks, cheques and cash in hand".

Segment reporting

Assets			Reinsurance	
	Life and health		Property-casualty	
	31.12.2004 €m	Prev. year €m	31.12.2004 €m	Prev. year €m
A. Intangible assets	**239**	243	**1,206**	1,370
B. Investments				
I. Real estate	**731**	1,066	**928**	1,430
II. Investments in affiliated enterprises and associated enterprises	**3,449**	3,247	**3,842**	4,011
III. Loans	**244**	63	**258**	63
IV. Other securities				
1. Held to maturity	**–**	–	**–**	–
2. Available for sale	**19,603**	17,926	**30,180**	31,054
3. Held for trading	**54**	65	**61**	133
	19,657	17,991	**30,241**	31,187
V. Other investments	**9,949**	9,362	**11,890**	12,010
	34,030	31,729	**47,159**	48,701
C. Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–
D. Ceded share of underwriting provisions	**1,403**	1,457	**3,483**	4,359
E. Other segment assets	**4,720**	4,330	**9,173**	9,157
Total segment assets	**40,392**	**37,759**	**61,021**	**63,587**

The Munich Re Group's segment reporting is based on IAS 14 and the principles of German Accounting Standard No. 3 (DRS 3) issued by the German Standards Board (DRS). This has been supplemented by the requirements of DRS 3–20, which applies specifically to insurance companies.

In accordance with the recommendations of the DRS, we have made the primary segmentation between the fields of reinsurance, primary insurance (each broken down into life and health and property-casualty) and asset management.

The individual fields of business are shown after consolidation of internal transactions within the individual field but before consolidation across segments. These are shown separately in the "consolidation column".

Goodwill has been allocated to the segment of the respective subsidiary.

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
31.12.2004 €m	Prev. year €m	**31.12.2004 €m**	Prev. year €m	**31.12.2004 €m**	Prev. year €m	**31.12.2004 €m**	Prev. year €m	**31.12.2004 €m**	Prev. year €m
1,961	2,171	**1,014**	1,139	**5**	17	**–38**	–	**4,387**	4,940
6,642	6,866	**710**	714	**43**	7	**–8**	–8	**9,046**	10,075
3,009	3,327	**3,361**	2,800	**119**	112	**–9,897**	–9,144	**3,883**	4,353
20,893	16,921	**1,011**	751	**185**	202	**–2,281**	–1,954	**20,310**	16,046
518	700	**44**	47	**–**	–	**–**	–	**562**	747
68,613	67,258	**6,532**	6,076	**28**	53	**–**	–	**124,956**	122,367
247	128	**295**	221	**–**	1	**–**	–	**657**	548
69,378	68,086	**6,871**	6,344	**28**	54	**–**	–	**126,175**	123,662
1,597	1,181	**390**	251	**373**	302	**–6,800**	–6,370	**17,399**	16,736
101,519	96,381	**12,343**	10,860	**748**	677	**–18,986**	–17,476	**176,813**	170,872
1,319	1,009	**–**	–	**–**	–	**–**	–	**1,319**	1,009
8,756	8,233	**1,529**	1,548	**–**	–	**–8,207**	–7,559	**6,964**	8,038
10,001	10,157	**2,801**	2,931	**183**	186	**–1,570**	–2,236	**25,308**	24,525
123,556	**117,951**	**17,687**	**16,478**	**936**	**880**	**–28,801**	**–27,271**	**214,791**	**209,384**

Segment reporting

Equity and liabilities

	Reinsurance			
	Life and health		Property-casualty	
	31.12.2004 €m	Prev. year €m	**31.12.2004 €m**	Prev. year €m
A. Subordinated liabilities	**1,453**	1,539	**1,587**	1,851
B. Gross underwriting provisions				
I. Unearned premiums	**230**	281	**4,571**	5,064
II. Provision for future policy benefits	**19,468**	18,598	**642**	636
III. Provision for outstanding claims	**5,238**	4,675	**31,988**	32,664
IV. Other underwriting provisions	**722**	371	**214**	236
	25,658	23,925	**37,415**	38,600
C. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders	**–**	–	**–**	–
D. Other accrued liabilities	**300**	394	**785**	1,040
E. Other segment liabilities	**3,154**	3,197	**9,337**	10,145
Total segment liabilities	**30,565**	**29,055**	**49,124**	**51,636**

		Primary insurance		Asset management		Consolidation		Total	
Life and health		Property-casualty							
31.12.2004 €m	Prev. year €m	**31.12.2004 €m**	Prev. year €m	**31.12.2004 €m**	Prev. year €m	**31.12.2004 €m**	Prev. year €m	**31.12.2004 €m**	Prev. year €m
–	–	**353**	–	**–**	–	**–**	–	**3,393**	3,390
79	79	**1,208**	1,134	**–**	–	**–214**	–243	**5,874**	6,315
88,155	85,169	**278**	123	**–**	–	**–6,617**	–6,392	**101,926**	98,134
2,010	1,905	**4,637**	4,438	**–**	–	**–1,034**	–1,063	**42,839**	42,619
8,604	6,821	**108**	109	**–**	–	**–324**	–49	**9,324**	7,488
98,848	93,974	**6,231**	5,804	**–**	–	**–8,189**	–7,747	**159,963**	154,556
1,343	945	**–**	–	**–**	–	**–15**	13	**1,328**	958
1,024	880	**1,287**	1,234	**84**	76	**–30**	–47	**3,450**	3,577
17,642	18,017	**5,224**	5,475	**773**	656	**–10,210**	–9,969	**25,920**	27,521
118,857	**113,816**	**13,095**	**12,513**	**857**	**732**	**–18,444**	**–17,750**	**194,054**	**190,002**
						Shareholders' equity*		**20,737**	**19,382**
						Total equity and liabilities		**214,791**	**209,384**

*Group shareholders' equity and minority interests.

Segment reporting

Income statement	Reinsurance			
	Life and health		Property-casualty	
	31.12.2004 €m	Prev. year €m	**31.12.2004 €m**	Prev. year €m
1. Gross premiums written	**7,540**	6,876	**14,857**	17,919
Thereof:				
– From insurance transactions with other segments	**957**	969	**869**	1,010
– From insurance transactions with external third parties	**6,583**	5,907	**13,988**	16,909
2. Net earned premiums	**7,294**	6,362	**14,181**	16,289
3. Investment result	**1,431**	1,361	**2,166**	2,223
Thereof:				
– Income from associated enterprises	**–24**	–35	**–87**	–130
4. Other income	**125**	112	**350**	400
Total income (2–4)	**8,850**	7,835	**16,697**	18,912
5. Net expenses for claims and benefits	**6,244**	5,277	**10,178**	11,308
6. Net operating expenses	**1,688**	1,819	**3,857**	4,390
7. Other expenses	**320**	302	**879**	940
Total expenses (5–7)	**8,252**	7,398	**14,914**	16,638
8. Result before amortisation of goodwill	**598**	437	**1,783**	2,274
9. Amortisation of goodwill	**6**	1	**94**	104
10. Operating result before taxes on income	**592**	436	**1,689**	2,170
11. Taxes on income	**160**	174	**455**	810
12. Minority interests in earnings	**–**	–	**5**	–10
Profit for the year	**432**	**262**	**1,229**	**1,370**

The ERGO Insurance Group has concluded profit-transfer agreements with nearly all of its German insurance companies. In our segment reporting, expenditure incurred as a result of profit transfer is deemed appropriation of net income. The segments are thus adjusted to eliminate these expenses, the elimination being carried out in the consolidation column.

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
31.12.2004 €m	Prev. year €m	**31.12.2004 €m**	Prev. year €m	**31.12.2004 €m**	Prev. year €m	**31.12.2004 €m**	Prev. year €m	**31.12.2004 €m**	Prev. year €m
12,324	12,558	**5,202**	5,082	**–**	–	**–1,852**	–2,004	**38,071**	40,431
2	17	**24**	8	**–**	–	**–1,852**	–2,004	**–**	–
12,322	12,541	**5,178**	5,074	**–**	–	**–**	–	**38,071**	40,431
11,121	11,318	**3,938**	3,648	**–**	–	**–**	–	**36,534**	37,617
4,163	3,703	**424**	506	**19**	31	**–162**	–693	**8,041**	7,131
–198	–541	**–28**	–159	**6**	12	**–**	–	**–331**	–853
711	710	**734**	803	**250**	292	**–1,054**	–1,106	**1,116**	1,211
15,995	15,731	**5,096**	4,957	**269**	323	**–1,216**	–1,799	**45,691**	45,959
12,886	13,712	**2,328**	2,176	**–**	–	**–**	14	**31,636**	32,487
1,939	1,387	**1,374**	1,392	**–**	–	**–11**	9	**8,847**	8,997
972	752	**977**	1,057	**271**	284	**–1,159**	–831	**2,260**	2,504
15,797	15,851	**4,679**	4,625	**271**	284	**–1,170**	–808	**42,743**	43,988
198	–120	**417**	332	**–2**	39	**–46**	–991	**2,948**	1,971
167	275	**69**	306	**8**	1	**–**	–	**344**	687
31	–395	**348**	26	**–10**	38	**–46**	–991	**2,604**	1,284
1	610	**56**	144	**35**	14	**5**	–	**712**	1,752
20	–45	**41**	13	**–3**	4	**–4**	4	**59**	–34
10	**–960**	**251**	**–131**	**–42**	**20**	**–47**	**–995**	**1,833**	**–434**

Segment reporting

Investments*	Reinsurers		Primary insurers		Asset management		Total	
	31.12.2004 €m	Prev. year €m	**31.12.2004 €m**	Prev. year €m	**31.12.2004 €m**	Prev. year €m	**31.12.2004 €m**	Prev. year €m
Europe	**43,074**	43,188	**106,802**	100,764	**515**	395	**150,391**	144,347
North America	**21,540**	21,609	**1,669**	1,593	**38**	49	**23,247**	23,251
Asia and Australasia	**2,517**	2,560	**625**	476	**3**	21	**3,145**	3,057
Africa, Near and Middle East	**595**	507	**119**	88	**–**	–	**714**	595
Latin America	**485**	462	**142**	161	**8**	8	**635**	631
Total	**68,211**	**68,326**	**109,357**	**103,082**	**564**	**473**	**178,132**	**171,881**

*After elimination of intra-Group transactions across segments.

Secondary segmentation is based on the geographical origin of our investments and gross premiums written.

Gross premiums written*	Reinsurers		Primary insurers		Total	
	2004 €m	Prev. year €m	**2004 €m**	Prev. year €m	**2004 €m**	Prev. year €m
Europe						
Germany	**3,275**	3,704	**14,243**	14,553	**17,518**	18,257
France	**351**	432	**28**	36	**379**	468
UK	**4,516**	4,970	**224**	209	**4,740**	5,179
Italy	**549**	794	**720**	656	**1,269**	1,450
Netherlands	**456**	413	**283**	490	**739**	903
Others	**2,108**	2,406	**1,777**	1,386	**3,885**	3,792
	11,255	12,719	**17,275**	17,330	**28,530**	30,049
North America						
USA	**4,969**	5,749	**80**	91	**5,049**	5,840
Canada	**1,842**	1,596	**4**	3	**1,846**	1,599
	6,811	7,345	**84**	94	**6,895**	7,439
Asia and Australasia						
Japan	**288**	305	**3**	4	**291**	309
Australia	**453**	452	**3**	4	**456**	456
Taiwan	**120**	197	**–**	–	**120**	197
Others	**617**	610	**50**	78	**667**	688
	1,478	1,564	**56**	86	**1,534**	1,650
Africa, Near and Middle East						
South Africa	**267**	258	**60**	75	**327**	333
Israel	**136**	181	**1**	–	**137**	181
Others	**164**	243	**15**	21	**179**	264
	567	682	**76**	96	**643**	778
Latin America						
Mexico	**102**	147	**7**	4	**109**	151
Colombia	**47**	51	**–**	–	**47**	51
Others	**311**	308	**2**	5	**313**	313
	460	506	**9**	9	**469**	515
Total	**20,571**	**22,816**	**17,500**	**17,615**	**38,071**	**40,431**

*After elimination of intra-Group reinsurance across segments.
Presentation of the figures in the management report differs from this (cf. note on page 96).

Notes to the consolidated financial statements

Application of International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS)
Munich Re's consolidated financial statements have been prepared in euros (€) in accordance with the standards of the International Accounting Standards Board (IASB) as "exempting" consolidated financial statements in line with Section 292 a of the German Commercial Code. The financial statements comply with the EU directives to which we are subject.

Since 2002, the standards adopted by the IASB have been referred to as "International Financial Reporting Standards (IFRS)"; the standards from previous years continue to bear the name "International Accounting Standards (IAS)". Insofar as we do not explicitly refer to a particular standard, we use the two terms synonymously.

On 31 March 2004, the IASB adopted IFRS 4 Insurance Contracts, which for the first time governs how insurance contracts are to be accounted for and valued. Munich Re will be applying this standard, as prescribed, for accounting periods beginning on or after 1 January 2005. In our consolidated financial statements as at 31 December 2004, the underwriting items are therefore still accounted for and valued in accordance with US GAAP (Generally Accepted Accounting Principles for the United States).

The consolidated financial statements have been prepared in accordance with all IAS/IFRS whose application was obligatory for the business years, as well as with all the interpretations (SIC 1–33) by the International Financial Reporting Interpretations Committee (IFRIC). In addition, we applied the new provisions for the accounting of financial instruments adopted in December 2003 (IAS 32 and 39) already as at 31 December 2003. Both standards were applied retrospectively, the consolidated financial statements for 2003 being presented as if the accounting and valuation methods of IAS 32 (rev. 2003) and IAS 39 (rev. 2003) had always been in use. We have also observed the German accounting standards (DRS) adopted by the DRSC (German Accounting Standards Committee) provided they do not contradict the applicable IFRS.

Declaration of compliance with the German Code of Corporate Governance in accordance with Section 161 of the German Stock Companies Act
In December 2004, the Board of Management and the Supervisory Board of Munich Reinsurance Company and the ERGO Insurance Group published an updated declaration of compliance as per Section 161 of the German Stock Companies Act and made this declaration permanently available to shareholders on the internet.

Main differences between IFRS and German Commercial Code
Exemption from consolidated accounting pursuant to commercial law, in accordance with Section 292 a of the German Commercial Code, requires a description of the main differences between IFRS and German Commercial Code accounting, valuation and consolidation methods.

Shareholders' equity is substantially higher under IFRS than under German Commercial Code accounting because large portions of the investment portfolio are measured at market value; results fluctuate more strongly than under German Commercial Code accounting, because there are no claims equalisation provisions to provide a "smoothing" effect. The most important differences between IFRS and the German Commercial Code as regards the Munich Re Group are as follows:

- Under IFRS, goodwill is amortised over a maximum period of 20 years with impact on earnings. Goodwill resulting from business combinations agreed to on or after 31 March 2004 is not amortised. In German Commercial Code accounting, there is the option to offset goodwill against the revenue reserves.
- A large portion of the investments are valued at market under IFRS; under the German Commercial Code they are valued at the lower of cost or market.
- The group of associated enterprises valued at equity is considerably larger in IFRS financial statements, because it is no longer relevant whether a significant influence is actually exercised or not. The consolidated profit includes a corresponding portion of the net profit of the enterprises concerned rather than just the dividend distributions.
- As is internationally customary, the ceded share of underwriting provisions is shown on the assets side of the balance sheet.
- The provisions for future policy benefits tend to be higher because, unlike in German Commercial Code accounting, there is no zillmerisation, but capitalisation of the acquisition costs. Besides this, under IFRS, reserves for terminal bonuses in life insurance are shown as part of the provisions for future policy benefits, whereas under the German Commercial Code the terminal bonus fund is part of the provision for premium refunds. A mitigating effect, however, results from cases in which the provisions for future policy benefits have to be discounted with a higher actuarial interest rate under IFRS than under the German Commercial Code.
- The provision for premium refunds is markedly higher than under the German Commercial Code because it also includes the deferred entitlements of policyholders in life and health insurance from the accumulated result differences between IFRS and German Commercial Code and their share of unrealised gains and losses in the investments available for sale.

- The provision for outstanding claims is lower under IFRS, because the actuarial calculations on the basis of partial portfolios generally result in a smaller requirement than the individual valuation of all claims based on the prudence concept, which the German Commercial Code prescribes.
- Claims equalisation provisions as under the German Commercial Code do not constitute liabilities to third parties and are thus not admissible under IFRS; they therefore have to be reversed.
- Provisions for terrorism risks do not constitute liabilities to third parties under IFRS either and are therefore not admissible. They are also reversed.
- Premiums tend to be lower under IFRS. In the case of products which are mainly of an investment character (e.g. financing treaties, unit-linked life insurance) only that portion of the premium used to cover the risk insured and associated costs is treated as premium income. In IFRS financial statements, no "premiums from the provision for policyholders' dividends" are shown. Instead, the relevant amounts are allocated to the provision for future policy benefits, with no impact on income.
- In accordance with IAS 39 (rev. 2003), impairments losses are recognised for financial instruments with an equity character if there is a significant or prolonged decline in the fair value of the investment below its cost. By contrast, under the German Commercial Code, investments which have suffered an impairment in value must be measured at the value to be attributed at the balance sheet date.

Figures for previous years

We have calculated the previous-year figures on the same basis as the figures for the business year 2004.

Consolidation

Consolidated group

In accordance with IAS 27, the consolidated financial statements include Munich Reinsurance Company (the parent company) and all the enterprises in which Munich Re owns, directly or indirectly, the majority of the voting shares or over which it has the factual ability to exercise control (subsidiaries). This applies analogously to the special funds held by Munich Re and its subsidiaries. The only exceptions are subsidiaries and special funds which are determined as being not material for assessing the Group's financial position; insurance and reinsurance companies are consolidated regardless of their size. An overview of the group of consolidated companies and other important shareholdings is provided on page 195.

Consolidated subsidiaries*	Germany	Other countries	Total
31.12.2003	75	160	235
Additions	22	1	23
Reductions	4	20	24
31.12.2004	93	141	234

*In addition, 87 German and 13 non-German investment funds were included in the consolidated group.

In the business year, DKV Deutsche Krankenversicherung acquired 100% of the shares in Globale Krankenversicherungs-AG and Zürich Krankenversicherung AG (Germany) at a total purchase price of €63m.

The changes among our non-consolidated subsidiaries in the business year were as follows:

Non-consolidated subsidiaries*	Germany	Other countries	Total
31.12.2003	180	79	259
Additions	51	9	60
Reductions	24	8	32
31.12.2004	207	80	287

These subsidiaries were not consolidated owing to their overall subordinate importance for the Group's assets, liabilities, financial position and results. The aggregate annual result of these companies as a proportion of the Group result for the year is insignificant. Insurance companies have been consolidated regardless of their size.

Consolidation principles

The balance sheet date of the consolidated companies is generally 31 December. Some of the special funds have other balance sheet dates. These funds are consolidated on the basis of interim accounts as at 31 December.

We generally consolidate subsidiaries and special funds as soon as the Group holds the majority of the voting shares or has the factual ability to exercise control. In order to determine the equity capital at the time of acquisition, we recognised the assets and liabilities of the subsidiary or special fund at fair value. The equity capital apportionable to the Group is netted against the acquisition costs of the shares (purchase accounting). Any residual amount is capitalised as goodwill and amortised on a straight-line basis. In accordance with IFRS 3, goodwill resulting from business combinations agreed to on or after 31 March 2004 is not amortised, but is tested and written down for impairment if necessary.

The profits earned by the subsidiaries or special funds after their first consolidation are included in the Group shareholders' equity unless they are apportionable to minority interests.

Minority interests are shown separately in the balance sheet and the income statement. They represent the amounts apportionable to other shareholders outside the Group from the shareholders' equity and profits for the year of the subsidiaries and special funds concerned.

Amounts relating to intra-Group transactions (receivables and liabilities, expenses and income between consolidated companies) are eliminated unless they are determined as being not material. This also applies to gains and losses on intra-Group sales of investments.

Associated enterprises

In accordance with IAS 28, associated enterprises are generally all enterprises which are not subsidiaries but on whose financial and operating policies we as investors can exercise a significant influence. In the case of shareholdings amounting to between 20% and 50% of the voting rights, it is presumed that the enterprises in question are associated enterprises.

Enterprises valued at equity	Germany	Other countries	Total
31.12.2003	27	39	66
Additions	6	6	12
Reductions	–	4	4
31.12.2004	33	41	74

Other associated enterprises	Germany	Other countries	Total
31.12.2003	36	19	55
Additions	7	5	12
Reductions	7	5	12
31.12.2004	36	19	55

Recognition and measurement

The annual financial statements of the consolidated subsidiaries and special funds are subject to uniform accounting and valuation principles. For the annual financial statements of significant associated enterprises we have, in accordance with IAS 28.20 (rev. 2000), made appropriate adjustments for the purposes of the consolidated financial statements. Valuations used in the financial statements of associated enterprises not classified as significant are maintained.

The application of the recognition, measurement and disclosure methods follows the principle that a method once chosen should be applied consistently. We recognise the effects of changes in accounting policies in accordance with IAS 8.

Assets

A Intangible assets

Goodwill resulting from the first-time consolidation of subsidiaries is amortised on a straight-line basis over its useful life – up to 20 years. In accordance with IFRS 3, goodwill resulting from business combinations agreed to on or after 31 March 2004 is not amortised, but tested and written down for impairment if necessary.

Other intangible assets mainly comprise purchased and internally generated software, and purchased insurance portfolios. The valuation basis is the original cost less straight-line depreciation. The useful life assumed for software is three to five years and for insurance portfolios up to 15 years.

In addition, other intangible assets include the fair values of acquired life insurance portfolios (PVFP: present value of future profits). These are amortised in accordance with the realisation of the profits underlying the PVFP calculation.

The unamortised balance of intangible assets is reviewed at each balance sheet date and writedowns made for impairments if required.

B Investments

Real estate is carried at cost. Maintenance expenses and repairs are recognised as an expense. Subsequent expenditure that increases the value of real estate is capitalised if it extends the useful life. The capitalised costs of buildings are amortised over 50 years at most, in accordance with their useful lives. If the recoverable amount of land and buildings falls below their carrying amount and the diminution in value is likely to be permanent, the carrying amount is reduced to the recoverable amount. Any impairment loss is recognised as an investment expense in the income statement, and any increases in value as investment income.

Investments in affiliated enterprises that we do not consolidate because they are not material are carried at their fair values. If the shares are listed on a stock exchange, we use the share prices at the balance sheet date; for other shares, the fair value is the net asset value based on the German Association of Financial Analysts (DVFA) method or – in the case of new acquisitions – the acquisition cost. Changes in the fair value are recognised in "other reserves" under unrealised gains and losses.

Investments in associated enterprises are valued by the equity method at the Group's proportionate share of their net assets. The associated enterprise's earnings apportionable to the Group are included in the investment result. As a rule, the most recent individual or consolidated financial statements of the associated enterprise are used; exceptional transactions of material importance for a true and fair picture of the associated enterprise's financial position are taken into account in the same business year. Investments in associated enterprises that are determined as being not material for assessing the Group's financial position are valued at acquisition cost.

Loans are stated at amortised cost, i.e. any premiums or discounts are deducted or added to the acquisition costs according to the effective interest method, with impact on the income statement, until the redemption amount becomes payable. Writedowns for impairments are made in cases where the repayment of a loan can no longer be expected. This item includes promissory notes and registered bonds.

Fixed-interest securities held to maturity are – like loans – stated at amortised cost. The main investments shown here are registered bonds and promissory notes.

Securities available for sale are stated at fair value, with interest deferrals being made as with loans. Unrealised gains or losses are not included in the income statement; rather, after deduction of deferred taxes and the amounts apportionable to policyholders by the life and health insurers on realisation, they are reflected in shareholders' equity (provision for deferred premium refunds). This item also includes registered bonds and promissory notes.

With all fixed-interest and non-fixed-interest securities, impairments in value – in contrast to temporary diminutions – are recognised as an expense in the income statement. IAS 39.59 (rev. 2003) contains a list of factors providing objective evidence that such investments are impaired in value. In addition, IAS 39.61 (rev. 2003) states that for equity investments a significant or prolonged decline in the fair value of the investment below its acquisition cost is objective evidence of impairment. In the case of an impairment, a writedown is made to the fair value at the balance sheet date, i.e. the publicly listed market price if available.

Securities held for trading comprise all fixed-interest and non-fixed-interest securities that we have acquired for trading purposes to earn short-term profits from price changes and differences; in addition, they include all derivative financial instruments that we have not acquired for hedging purposes. Securities held for trading are stated at the fair value at the balance sheet date. If there are no stock market prices available, these values (particularly with derivatives) are based on recognised valuation methods. All unrealised gains or losses from such valuation are included in the investment result.

Deposits retained on assumed reinsurance are claims which the reinsurers have on their clients for cash deposits that have been retained under the terms of reinsurance agreements; they are accounted for at face value. Appropriate allowance is made for credit risks.

Other investments are also stated at face value.

The financial assets in our direct portfolio are generally accounted for at the settlement date. Investments held in special funds are accounted for at the trade date.

C Investments for the benefit of life insurance policyholders who bear the investment risk

These are mainly investments for policyholders under unit-linked life insurances. They are accounted for at market value; unrealised gains and losses are matched by corresponding changes in the underwriting provisions (equity and liabilities item E).

D Ceded share of underwriting provisions

The share of underwriting provisions for business ceded by us is determined from the gross underwriting provisions in accordance with the terms of the reinsurance agreements; cf. the notes to the corresponding liabilities items. Appropriate allowance is made for credit risks.

E Receivables

Receivables on primary insurance business, accounts receivable on reinsurance and other receivables are stated at face value; adjustments of value are made where necessary.

F Cash with banks, cheques and cash in hand

Cash and cheques are shown at their face value.

G Deferred acquisition costs

Deferred acquisition costs comprise commissions and other variable costs directly connected with acquisition or renewal of insurance policies.

In life reinsurance, the deferred acquisition costs are capitalised and amortised over the term of the policies either proportionally to the premium income (FAS 60) or proportionally to the expected profits (FAS 97). In other reinsurance and in property-casualty insurance, the deferred acquisition costs are amortised on a straight-line basis over the average term of the policies, from one to five years.

In life primary insurance, the deferred acquisition costs are also capitalised and amortised over the terms of the policies either proportionally to the premium income (FAS 60) or proportionally to the expected profit margins (FAS 97, 120), with the amount of amortisation depending on the gross margins of the respective products calculated for the relevant year of the policy term.

The acquisition costs in health insurance are amortised proportionally to the premium income over the total average policy term, in accordance with FAS 60. The amortisation amount is determined on the basis of the assumptions used for calculating the provision for future policy benefits.

Deferred acquisition costs are regularly reviewed for impairment.

H Deferred tax assets
Under IAS 12, deferred tax assets must be accounted for in cases where asset items have to be valued lower, or liabilities items higher, in the consolidated balance sheet than in the tax balance sheet of the Group company concerned and these differences will even themselves out again with effect on taxable income (temporary differences). Also included are tax assets deriving from tax loss carry-forwards. We take into account the tax rates of the countries concerned and the company's respective tax situation; in some cases, for purposes of simplification, we use uniform tax rates for individual circumstances or subsidiaries.

Where unrealised losses on securities available for sale are recognised in shareholders' equity (see securities available for sale), the resulting deferred tax assets are recorded but excluded from earnings.

Deferred tax assets are adjusted in value if a realisation of the corresponding receivable is no longer probable.

I Other assets
Other assets are generally stated at amortised cost. Self-occupied real estate is valued as outlined under B. Investments – real estate.

Equity and liabilities

A Shareholders' equity
The item issued capital and capital reserve contains the amounts that the shareholders of the parent company have paid in on shares. The capital reserve is reduced by the externally generated costs directly connected with equity capital measures, after taking into account tax effects. Under revenue reserves, we show the profits which consolidated companies and special funds have earned and retained since becoming part of the Munich Re Group, and income and expenses resulting from consolidation measures. In addition, the adjustment amount resulting from changes in accounting policies for earlier periods not recognised in the consolidated financial statements is included in the opening balance of the revenue reserves and other reserves for the earliest prior period presented. Unrealised gains and losses resulting from the valuation of securities available for sale at fair value are included in the other reserves; the differences resulting from the currency translation of foreign subsidiaries' figures are also shown in the other reserves. Besides this, write-ups on equity investments available for sale are also recognised in this balance sheet item.

In accordance with IAS 32 (rev. 2003), own shares held by Munich Re at the balance sheet date have been deducted directly from shareholders' equity.

B Minority interests
This item contains the shares of third parties in the shareholders' equity of subsidiaries and special funds that are not wholly owned directly or indirectly by the parent company.

C Subordinated liabilities
Subordinated liabilities are liabilities which, in the event of liquidation or insolvency, are only satisfied after the claims of other creditors. They are valued at amortised cost, i.e. any premiums or discounts are deducted from or added to the acquisition costs according to the effective interest method, with impact on the income statement, until the redemption amount becomes payable.

D Gross underwriting provisions
The underwriting provisions are shown gross in our balance sheet, i.e. without deduction of the share apportionable to business ceded by us; cf. the explanatory remarks on the relevant assets item. The ceded share is calculated and accounted for on the basis of the individual reinsurance agreements.

Unearned premiums are accrued premiums already written for future risk periods. For primary insurance, these premiums are calculated separately for each insurance policy pro rata temporis; for reinsurance, nominal percentages are used in some cases where the data for a calculation pro rata temporis is not available.

The provision for future policy benefits comprises the underwriting reserves for guaranteed entitlements of policyholders in life and personal accident insurance and also the ageing reserves in health insurance.

Provisions for future policy benefits are generally calculated using actuarial methods from the present value of the future benefits payable to policyholders less the present value of the premiums still to be paid by the policyholders; the calculation is based in particular on assumptions relating to mortality, morbidity and interest rate development. The actuarial bases used include an adequate safety margin to take account of the risks of change, error and random fluctuations. They correspond to the actuarial bases employed for the premium calculation and are adjusted if the original safety margins are no longer considered sufficient.

If policyholders participate in aggregate divisible surplus in the same proportion as their policies are considered to have contributed to this surplus ("contribution principle"), the provision for future policy benefits is calculated with reference to the contractually agreed calculation bases (FAS 120); as these are prudent assumptions, surpluses regularly accrue, which are for the most part distributed to policyholders. The acquisition costs are capitalised and amortised over the terms of the policies (on the basis of the estimated surpluses).

If policyholders participate in surplus, but not by way of the contribution principle, or they are promised fixed benefits without participation in surplus, then safety loadings are included in the calculation of the provision for future policy benefits that are based on the circumstances at the conclusion of the policy (FAS 60). Here, too, the acquisition costs are capitalised and amortised over the terms of the policies (on the basis of the premium income).

In the case of life insurance policies where policyholders bear the investment risk themselves (e.g. unit-linked life insurance), the provision for future policy benefits reflects the market values of the relevant investments (FAS 97); this provision is shown separately (item E).

If policyholders can vary their premium payments within certain contractually specified limits (universal life), the amount included in the provision for future policy benefits corresponds to the premiums paid plus the interest credited thereon (FAS 97).

The provision for outstanding claims covers payment obligations arising from insurance and reinsurance contracts where the size of the claim or the date of the payment is still uncertain. Such provisions are posted for claims that have been reported, for claims incurred but not yet reported, and for internal and external claims adjustment expenses. Provisions for outstanding claims are based on estimates; the actual payments may be higher or lower.

This applies particularly in reinsurance, where a considerable time may elapse between the occurrence of an insured loss, its reporting by the primary insurer and payment of the reinsurer's share. The amounts posted are the realistically estimated future amounts to be paid; they are calculated on the basis of past experience and assumptions about future developments (e.g. social, economic or technological parameters) and partly using actuarial methods. The future payment obligations are generally not discounted; exceptions are some actuarially calculated provisions for annuities in motor, personal accident and liability insurance.

Other underwriting provisions include the provisions for premium refunds.

Provisions for premium refunds are made for obligations involving bonuses and rebates in life and health insurance that are not yet payable at the balance sheet date; the amount posted is based on supervisory or contractual regulations. The item "other underwriting provisions" also includes amounts apportionable to policyholders from the accumulated valuation differences between IAS and German Commercial Code in the amount of the expected future participation quota (provision for deferred premium refunds). If in this context unrealised gains and losses are recognised directly in equity (see securities available for sale), the resultant provision for deferred premium refunds is also posted without impact on profit or loss.

The underwriting provisions are regularly subjected to a liability adequacy test. Provisions for future policy benefits are adjusted, or provisions for anticipated underwriting losses posted, if a portfolio's future premiums and proportional investment income will probably not be sufficient to cover the expected claims and costs.

E Underwriting provisions for life insurance policies where the investment risk is borne by the policyholders
Please see the remarks on assets item C and on the provisions for future policy benefits.

F Other accrued liabilities
These primarily include provisions for post-employment benefits. The companies in the Munich Re Group generally give commitments to their staff in the form of defined contribution plans or defined benefit plans. The type and amount of the pension obligations are determined by the conditions of the respective pension plan. In general, they are based on the length of service and salary of the staff member.

Under defined contribution plans the companies pay fixed contributions to an insurer or a pension fund. This fully covers the companies' obligations.

Under defined benefit plans the staff member is promised a particular level of retirement benefit either by the companies or by a pension fund. The companies' contributions needed to finance this are not fixed in advance.

If pension obligations are covered by assets held by a legally separate entity (e.g. a fund or a contractual trust agreement in the form of a two-way trust) – assets that may only be used to cover the pension commitments given and are not accessible to creditors – the pension obligations are shown less the amount of these plan assets. If the fair value of the plan assets exceeds the related outsourced pension obligations, this repayment claim is shown under "other receivables".

Pension obligations are valued in accordance with IAS 19 (Employee Benefits) using the projected unit credit method and based on actuarial studies. The valuation includes not only the pension entitlements and current pensions known on the balance sheet date but also their expected future development. The interest rate at which the pension obligations are discounted is based on the yields for long-term high-quality bonds (e.g. government bonds).

The consolidated companies used the following actuarial assumptions (weighted average values) for calculating their pension obligations:

All figures in %	31.12.2004	Prev. year
Discount rate	5.2	5.5
Expected rate of return on fund assets	5.7	5.8
Expected rate of return on reimbursements	4.5	4.0
Future increases in entitlement/salary	3.6	3.7
Future pension increases	1.9	2.1

Actuarial gains or losses from pension obligations and plan assets result from the deviation of actual risk experience from estimated risk experience. They are recognised by means of the corridor method laid down in IAS 19. According to this, actuarial gains or losses are recognised in the income statement if they exceed the higher of the following amounts at the beginning of the business year: 10% of the present value of the vested benefits or 10% of the present value of the plan assets.

Tax provisions for current taxes are posted – without discounting – in accordance with the probable tax payments for the year under review or previous years.

Other provisions are posted in the amount of the probable requirement; such amounts are not discounted if insignificant.

G Liabilities
The liabilities shown under this item – notes and debentures, accounts payable, deposits retained on ceded business and other liabilities – are stated at the settlement value, except for the option components of the exchangeable bonds of Munich Reinsurance Company and ERGO International AG. The value of the option components is determined as the difference between the market price of the exchangeable bonds and the value of the bond components calculated on the basis of current market yields.

H Deferred tax liabilities
Under IAS 12, deferred tax liabilities must be accounted for if asset items have to be valued higher, or liabilities items lower, in the consolidated balance sheet than in the tax balance sheet of the reporting company and these differences will even themselves out again with impact on taxable income (temporary differences); cf. the remarks on deferred tax assets.

I Other liabilities
The deferred items shown here involve income received before the balance sheet date for a certain period after the balance sheet date. They are calculated pro rata temporis and reversed accordingly.

Foreign currency translation

Munich Re's reporting currency is the euro (€). The balance sheets of foreign subsidiaries whose national currency is not the euro are translated in accordance with the functional currency principle using the year-end exchange rates, and their income statements using quarterly average exchange rates; any translation differences arising in the process are recognised in shareholders' equity (other reserves) and excluded from earnings.

Foreign-currency business is essentially translated into the Group companies' respective national currencies in accordance with IAS 21. In the case of reinsurance, the principle of currency matching also applies. This means that Group companies that write a significant portion of their business in foreign currency generally safeguard themselves against exchange losses by attempting to match assets and liabilities in the same currency. Where exchange gains or losses occur nevertheless in the translation of foreign-currency transactions into the local currencies of the consolidated companies, they are generally accounted for under "other income" and "other expenses" respectively.

The following table shows the exchange rates of the most important currencies for our business (exchange rate for €1 in each case):

	Balance sheet		Income statement							
	31.12.2004	Prev. year	**Q4 2004**	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Australian dollar	**1.73395**	1.67410	**1.71287**	1.72222	1.68814	1.63427	1.66285	1.70970	1.77451	1.81064
Canadian dollar	**1.62860**	1.62995	**1.58402**	1.59919	1.63748	1.64815	1.56858	1.55413	1.58798	1.62165
Pound sterling	**0.70795**	0.70460	**0.69539**	0.67228	0.66688	0.68042	0.69783	0.69926	0.70174	0.66948
Rand	**7.65770**	8.41950	**7.83521**	7.79333	7.93235	8.46186	8.02480	8.34545	8.78376	8.95188
Swiss franc	**1.54565**	1.56000	**1.53345**	1.53623	1.53775	1.56825	1.55400	1.54494	1.51717	1.46582
US dollar	**1.35925**	1.26135	**1.29814**	1.22233	1.20494	1.25018	1.19195	1.12636	1.13609	1.07310
Yen	**139.2820**	135.1790	**137.1300**	134.3640	132.1350	134.0120	129.6160	132.2500	134.6170	127.6270

Notes to the consolidated balance sheet – Assets

(1) Goodwill

All figures in €m	**2004**	2003
Gross amount capitalised at 31.12. previous year	**5,398**	5,584
Accumulated amortisation at 31.12. previous year	**1,830**	1,143
Carrying amount at 31.12. previous year	**3,568**	4,441
Translation differences	**–106**	–264
Carrying amount at 1.1. business year	**3,462**	4,177
Additions	**30**	78
Disposals	**4**	–
Amortisation	**344**	687
Carrying amount at 31.12. business year	**3,144**	3,568
Accumulated amortisation at 31.12. business year	**2,172**	1,830
Gross amount capitalised at 31.12.business year	**5,316**	5,398

The goodwill results mainly from the acquisition of American Re in November 1996 and from the acquisition of the additional shares in the ERGO Insurance Group in 2001 and 2002. The additions to goodwill of €30m derive from acquisitions in the ERGO Insurance Group.

The amortisation of €344m includes impairments of €122m resulting mainly from writedowns on goodwill made in the ERGO Insurance Group.

(2) Other intangible assets

All figures in €m	Software	Purchased insurance portfolio	Other	**2004**	2003
Gross amount capitalised at 31.12. previous year	847	1,036	294	**2,177**	1,940
Accumulated depreciation at 31.12. previous year	388	205	212	**805**	604
Carrying amount at 31.12. previous year	459	831	82	**1,372**	1,336
Translation differences	–	–6	–	**–6**	–16
Carrying amount at 1.1. business year	459	825	82	**1,366**	1,320
Change in the consolidated group	2	32	–2	**32**	–1
Additions	128	18	14	**160**	299
Disposals	6	–	–	**6**	31
Depreciation					
– Amortisation	120	98	20	**238**	214
– Writedowns for impairments	2	69	–	**71**	1
Write-ups	–	–	–	**–**	–
Carrying amount at 31.12. business year	461	708	74	**1,243**	1,372
Accumulated depreciation at 31.12. business year	497	371	231	**1,099**	805
Gross amount capitalised at 31.12. business year	958	1,079	305	**2,342**	2,177

The figures shown under purchased insurance portfolios include amortised carrying amounts of €619m resulting from the acquisition of Bayerische Vita and CNA Financial Corporation's life reinsurance business and from the acquisition of additional shares in the Karlsruher Insurance Group and the ERGO Insurance Group. Writedowns for impairment of €41m and €19m result from the purchased insurance portfolios of Münchener Rück Italia and VICTORIA Leben respectively.

The remaining other intangible assets include rights equivalent to real property amounting to €1m (4m).

(3) Real estate

All figures in €m	2004	2003
Gross amount capitalised at 31.12. previous year	**11,200**	11,371
Accumulated depreciation at 31.12. previous year	**1,125**	1,523
Carrying amount at 31.12. previous year	**10,075**	9,848
Translation differences	**–**	–21
Carrying amount at 1.1. business year	**10,075**	9,827
Change in consolidated group	**–18**	84
Additions	**282**	1,187
Disposals	**59**	746
Write-ups	**4**	–
Depreciation – Amortisation	**338**	99
– Writedowns for impairments	**217**	178
Reallocation	**–683**	–
Carrying amount at 31.12. business year	**9,046**	10,075
Accumulated depreciation at 31.12. business year	**1,460**	1,125
Gross amount capitalised at 31.12. business year	**10,506**	11,200

In the business year 2004, real estate occupied by Munich Reinsurance Company was reallocated to the item "other assets".

Real estate pledged as security and other restrictions on title amount to €688m (1,152m). The expenses for investments under construction total €71m (68m) at the balance sheet date. Commitments to acquire real estate amount to €124m (221m).

The fair value of real estate at the balance sheet date totals €11,497m (11,630m). The fair value is determined as follows: For directly held real estate, the capitalised earnings value is calculated by internal experts in accordance with the Statutory Order on Valuation. Sites where the construction project has not yet been completed are valued at cost. The valuation is performed for each site individually as at 31 December 2004 except where valuation units are formed. For real estate held through real estate companies, the fair values are determined in accordance with the statutory regulations by internal or external experts.

The maximum useful life for buildings was reduced in the year under review to 50 years, which resulted in an increase in depreciation of €242m.

(4) Investments in affiliated enterprises and associated enterprises

All figures in €m	31.12.2004	Prev. year
Affiliated enterprises	**158**	157
Associated enterprises	**3,725**	4,196
Total	**3,883**	**4,353**

The fair value of investments in associated enterprises, which are mostly valued at equity, amounts to €4,191m (4,596m) at the balance sheet date.

An overview of our most important shareholdings can be found on page 195ff.

(5) Loans

All figures in €m	Carrying amounts 31.12.2004	Prev. year
Mortgage loans	**6,509**	6,644
Loans and advance payments on insurance policies	**692**	721
Other loans	**13,109**	8,681
Total	**20,310**	**16,046**

The fair values of the loans at the balance sheet date amounted to €21,259m (15,876m). The "other loans" include loans to affiliated enterprises totalling €45m (41m) and loans to associated enterprises totalling €611m (688m).

Contractual period to maturity All figures in €m	Carrying amounts 31.12.2004	Prev. year
Up to one year	**1,260**	1,361
Over one year and up to two years	**956**	1,273
Over two years and up to three years	**1,179**	1,082
Over three years and up to four years	**870**	1,097
Over four years and up to five years	**1,083**	1,021
Over five years and up to ten years	**9,696**	6,563
Over ten years	**5,266**	3,649
Total	**20,310**	**16,046**

(6) Other securities, held to maturity

Issuers All figures in €m	Carrying amounts 31.12.2004	Prev. year	Fair values 31.12.2004	Prev. year
Government bonds – Germany	**23**	8	**23**	8
– Rest of EU	**14**	14	**14**	14
– Others	**–**	–	**–**	–
Corporate bonds	**525**	634	**555**	662
Others	**–**	91	**–**	91
Total	**562**	**747**	**592**	**775**

Contractual period to maturity All figures in €m	Carrying amounts 31.12.2004	Prev. year	Fair values 31.12.2004	Prev. year
Up to one year	**82**	125	**84**	126
Over one year and up to two years	**164**	109	**171**	115
Over two years and up to three years	**41**	93	**44**	98
Over three years and up to four years	**66**	94	**71**	99
Over four years and up to five years	**43**	87	**45**	92
Over five years and up to ten years	**166**	227	**177**	233
Over ten years	**–**	12	**–**	12
Total	**562**	**747**	**592**	**775**

Rating on fair-value basis

All figures in €m	31.12.2004	Prev. year
AAA	23	26
AA	73	99
A	226	251
BBB and lower	74	78
No rating	196	321
Total	592	775

The rating categories are based on those of the leading international rating agencies.

(7) Other securities, available for sale

All figures in €m	Carrying amounts 31.12.2004	Carrying amounts Prev. year	Unrealised gains/losses 31.12.2004	Unrealised gains/losses Prev. year	Amortised cost 31.12.2004	Amortised cost Prev. year
Fixed-interest securities						
– Government bonds						
– Germany	15,478	19,545	507	176	14,971	19,369
– Rest of EU	18,422	14,632	561	182	17,861	14,450
– USA	3,178	3,378	–16	–29	3,194	3,407
– Others	4,290	4,282	259	168	4,031	4,114
– Corporate bonds	35,090	35,575	1,674	1,143	33,416	34,432
– Others	25,812	21,421	779	320	25,033	21,101
	102,270	98,833	3,764	1,960	98,506	96,873
Non-fixed-interest securities						
– Shares	19,950	20,569	4,342	4,627	15,608	15,942
– Investment funds						
– Equity funds	914	802	119	54	795	748
– Bond funds	490	794	26	23	464	771
– Real estate funds	339	391	23	29	316	362
– Others	993	978	166	196	827	782
	22,686	23,534	4,676	4,929	18,010	18,605
Total	124,956	122,367	8,440	6,889	116,516	115,478

The corporate bonds mainly comprise mortgage bonds with a high credit rating.

Items pledged as security and other restrictions on title amount to €6,257m (8,212m).

Measurement at fair value results in valuation reserves of €8,440m (6,889m) in comparison with amortised costs. After deduction of provisions for deferred premium refunds, deferred taxes, minority interests and consolidation effects, we have allocated unrealised gains and losses of €4,441m (4,431m) to shareholders' equity (other reserves).

Disposal proceeds in the business year were as follows:

All figures in €m	2004	Prev. year
Fixed-interest securities	48,994	53,606
Non-fixed-interest securities – Listed	11,629	11,188
– Non-listed	990	264
Total	**61,613**	**65,058**

Realised gains and losses

All figures in €m	2004	Prev. year
Gains on disposal	2,835	4,893
– Fixed-interest securities	692	1,738
– Non-fixed-interest securities	2,143	3,155
Losses on disposal	495	1,624
– Fixed-interest securities	149	337
– Non-fixed-interest securities	346	1,287
Total	**2,340**	**3,269**

Contractual period to maturity of fixed-interest securities	Carrying amounts		Amortised cost	
All figures in €m	31.12.2004	Prev. year	31.12.2004	Prev. year
Up to one year	8,460	9,761	8,418	9,696
Over one year and up to two years	6,895	10,817	6,795	10,576
Over two years and up to three years	9,089	9,194	8,875	8,989
Over three years and up to four years	9,592	9,320	9,326	9,112
Over four years and up to five years	9,021	8,677	8,687	8,483
Over five years and up to ten years	34,101	30,968	32,728	30,298
Over ten years	25,112	20,096	23,677	19,719
Total	**102,270**	**98,833**	**98,506**	**96,873**

Rating of fixed-interest securities on fair-value basis

All figures in €m	31.12.2004	Prev. year
AAA	60,524	58,767
AA	27,977	24,364
A	8,137	10,043
BBB	3,973	3,847
Lower	335	274
No rating	1,324	1,538
Total	**102,270**	**98,833**

(8) Other securities, held for trading
The securities held for trading include fixed-interest securities totalling €304m (251m), non-fixed-interest securities totalling €53m (104m) and derivatives totalling €300m (193m).

Derivative financial instruments
Derivative financial instruments (derivatives) are financial instruments whose fair value is derived from one or more underlying assets.

A distinction is made between "over-the-counter" (OTC) products and standardised transactions concluded on the stock exchange.

Derivatives are used at the individual Group companies within the framework of individual supervisory regulations and additional company directives. They are used to optimise investment earnings, with the main focus being on hedging investment portfolios against unfavourable market developments.

The risk of default is practically non-existent in the case of products traded on the stock exchange. Over-the-counter products, on the other hand, harbour a theoretical risk in the amount of the replacement costs. Therefore, in the Munich Re Group, only top-quality counterparties are selected for such transactions.

Altogether, the volume of the transactions concluded in the period under review and of the open positions at the balance sheet date was negligible in relation to the balance sheet total. The fair value of open positions at 31 December 2004 totalled €249m (113m), i.e. less than 1% (1%) of the balance sheet total. The fair value of items used for hedging purposes amounted to €35m and the fair value of pure trading items to €214m.

The fair values shown in the following table are either listed prices or values at the balance sheet date determined using recognised calculation models.

	Open positions								
	Period to maturity								
All figures in €m	Up to 3 months	3–6 months	6–12 months	1–2 years	2–3 years	3–4 years	4–5 years	Over 5 years	Total
OTC products	**Fair values**								
Cross-currency transactions									
– Forwards	10	–	–	–	–	–	–	–	**10**
Interest-rate transactions									**–**
– Forward transactions	5	1	–	8	9	6	5	77	**111**
– Swaps	–1	–1	1	5	1	1	12	78	**96**
Credit transactions									
– Swaps	–	–	–	–	–	–	–	–1	**–1**
Equity/index transactions									
– Options	–2	–	–	1	–	–	–	–	**–1**
– Other	–	–	–	–	1	–	–	–	**1**
	12	–	1	14	11	7	17	154	**216**
Exchange traded									
Cross-currency transactions									
– Futures	–	–	–	–	3	–	–	–	**3**
Interest-rate transactions									
– Futures	–1	–	–	–	–	–	–	–	**–1**
Equity/index transactions									
– Futures	–3	–	–	–	–	–	–	–	**–3**
– Options	1	–	–	–	–	83	–	–	**84**
– Other	–	–1	–	–	–	–	–	–49	**–50**
	–3	–1	–	–	3	83	–	–49	**33**
Total	**9**	**–1**	**1**	**14**	**14**	**90**	**17**	**105**	**249**

The corresponding notional principal amounts, which show the scope of the underlying assets, had a volume of €8,244m. The following table shows the notional principal amounts, broken down by product type and period to maturity:

	Open positions								
	Period to maturity								
All figures in €m	Up to 3 months	3–6 months	6–12 months	1–2 years	2–3 years	3–4 years	4–5 years	Over 5 years	**Total**
OTC products	**Nominal values**								
Cross-currency transactions									
– Forwards	1,676	–	–	–	–	–	–	–	**1,676**
Interest-rate transactions									
– Forward transactions	46	350	–	403	409	60	66	1,286	**2,620**
– Swaps	–	–	–	115	23	10	140	1,791	**2,079**
Credit transactions									
– Swaps	–	–	–	–	–	–	–	10	**10**
Equity/index transactions									
– Options	1,021	39	–	149	–	–	–	–	**1,209**
– Other	–	–	–	–	4	–	–	–	**4**
	2,743	389	–	667	436	70	206	3,087	**7,598**
Exchange traded									
Cross-currency transactions									
– Futures	–	–	–	41	–	–	–	–	**41**
Interest-rate									
– Futures	90	–	–	–	–	–	–	–	**90**
Equity/index transactions									
– Futures	404	–	–	–	–	–	–	–	**404**
– Options	3	–	–	–	–	82	–	–	**85**
– Other	–	19	–	–	–	–	7	–	**26**
	497	19	–	41	–	82	7	–	**646**
Total	**3,240**	**408**	**–**	**708**	**436**	**152**	**213**	**3,087**	**8,244**

The products used for hedging can be divided into cash flow hedges and fair value hedges.

Cash flow hedges are used to reduce the risk of fluctuations in future payments, e.g. those expected from planned transactions. The use of cash flow hedges within the Group is mainly concentrated on the management of interest-rate and currency risks. The fair value of these derivatives at the balance sheet date amounted to €27m.

The following table gives the periods to maturity of cash flow hedges at the balance sheet date:

All figures	Up to 3 months	3–6 months	6–12 months	1–2 years	2–3 years	3–4 years	4–5 years	Over 5 years	**Total**
Notional principal amounts	–	–	–	115	26	10	140	264	**555**

Fair value hedges are used to reduce the market-price risk of current investments. Such fair value hedges are employed within the Group for the selected and efficient hedging of parts of the portfolio against interest-rate risks. The fair value of the derivatives used here amounted to –€2m at the balance sheet date.

(9) Miscellaneous other investments

This item includes deposits with banks totalling €2,829m (1,887m).

(10) Receivables

All figures in €m	31.12.2004	Prev. year
Amounts receivable on primary insurance business	1,052	1,002
– From policyholders	627	650
– From intermediaries	425	352
Accounts receivable on reinsurance business	3,710	3,654
Interest and rent	2,050	2,014
Tax	458	281
Other receivables	1,413	1,224
Total	**8,683**	**8,175**

Contractual period to maturity of receivables All figures in €m	Carrying amounts 31.12.2004	 Prev. year
Up to one year	8,479	8,050
Over one year and up to two years	37	94
Over two years and up to three years	7	19
Over three years and up to four years	5	–
Over four years and up to five years	2	–
Over five years and up to ten years	140	2
Over ten years	13	10
Total	**8,683**	**8,175**

(11) Receivables and liabilities in respect of affiliated and associated enterprises

All figures in €m	31.12.2004	Affiliated enterprises Prev. year	31.12.2004	Associated enterprises Prev. year
Deposits retained on assumed reinsurance	–	–	147	123
Accounts receivable	–	–	6	3
Other receivables	27	14	12	17
Deposits retained on ceded business	1	1	–	2
Other liabilities	9	15	311	275

(12) Deferred acquisition costs
We have used interest rates of between 3% and 8% for calculating the deferred acquisition costs, in the same way as in the previous year.

The following table shows the distribution of the deferred acquisition costs between the different Group segments:

All figures in €m*	31.12.2004	Prev. year
Reinsurers	**2,260**	2,734
– Life and health	**1,291**	1,651
– Property-casualty	**969**	1,083
Primary insurers	**6,136**	5,263
– Life and health	**5,683**	4,849
– Property-casualty	**453**	414
Total	**8,396**	**7,997**

*After elimination of intra-Group transactions across segments.

(13) Deferred tax
This involves the following items:

	31.12.2004		Prev. year	
All figures in €m	**Assets**	**Liabilities**	Assets	Liabilities
Losses carried forward	**1,641**	**–**	1,791	–
Intangible assets	**14**	**252**	33	248
Real estate	**11**	**466**	8	552
Investments	**409**	**1,456**	398	1,357
Underwriting provisions	**1,934**	**1,538**	2,174	1,708
Pension provisions	**130**	**1**	101	3
Claims equalisation provisions	**–**	**2,587**	–	2,426
Others	**187**	**741**	635	865
Total	**4,326**	**7,041**	**5,140**	**7,159**

(14) Other assets
These mainly comprise self-occupied property totalling €683m (–), plant and equipment and inventories totalling €339m (331m) and deferred items of €392m (409m). The fair value of the real estate at the balance sheet date amounted to €760m. Further information is provided under Note 3.

Notes to the consolidated balance sheet – Equity and liabilities

(15) Shareholders' equity

The total share capital of €587,725,396.48 as at 31 December 2004 is divided into 229,580,233 registered shares, each fully paid up and entitled to one vote.

By resolution of the Annual General Meeting on 11 June 2003, Munich Re was authorised to buy back shares amounting to a maximum of 10% of the share capital up to 11 December 2004. This authorisation was cancelled by the Annual General Meeting on 26 May 2004 and replaced by a new one, authorising the Board of Management to buy back shares amounting to a maximum of 10% of the share capital up to 25 November 2005.

On 31 December 2004, a total of 1,060,826 Munich Re shares with a calculated nominal value of €2,715,714.56 were held by Group companies. This represents 0.46% of the share capital.

10,000 shares were purchased at an average price of €78.64 for the employee share programme set up by Munich Reinsurance Company in 2004. After subscription by the employees in 2004 and taking into account the 1,559 shares left over from the 2002 employee share programme, a total of 1,436 shares remain. In addition, one subsidiary holds 803,269 shares to safeguard stock appreciation rights granted to the Board of Management and top Munich Re executives since 2000.

2,739 shares remained in the portfolio of ERGO Versicherungsgruppe AG from the ERGO Insurance Group's employee share programme in the business year 2002. In the business year 2004, companies of the ERGO Group acquired 1,651 shares at a price of €96.30 each and a further 60,712 shares at a price of €90.03 each to cover future commitments from the long-term incentive plans launched at 1 July in 2004 and 2003. Together with the remaining Munich Re shares acquired to safeguard the stock appreciation rights granted in 2002 and 2003, the ERGO Group has a total portfolio of 251,921 shares.

Europäische Reiseversicherung AG also acquired a further 3,200 Munich Re shares at a price of €91.00 per share in the year under review to safeguard future obligations from the long-term incentive plan it set up on 1 July 2003. As at 31 December 2004, together with the shares acquired in 2003 to safeguard the long-term incentive plans, it had a total portfolio of 4,200 shares.

The acquisition costs of all Munich Re shares in the possession of Group companies at the end of the business year totalled €157,519,934.32.

On 26 May 2004, the Annual General Meeting voted to replace Authorised Capital Increase 2002, which amounted to €89,662,858.24 following its partial utilisation, by a new amount of €280m (Authorised Capital Increase 2004).

The capital authorised for capital increases is thus as follows:

All figures in €m	31.12.2004
Authorised Capital Increase 2004 (until 25 May 2009)	280.0
Authorised Capital Increase 2001 (until 18 July 2006)	3.8
Total	**283.8**

The contingent capital is as follows:

All figures in €m	31.12.2004
To safeguard subscription rights from exercise of warrants (Contingent Capital Increase 2003 I)	35
To safeguard conversion rights or subcription rights from convertible bonds with warrants (Contingent Capital Increase 2003 II)	100
Total	**135**

Changes in shareholders' equity

The shareholders' equity is made up as follows:

	31.12.2004	Prev. year
Issued capital	**588**	588
Capital reserves	**6,800**	6,800
Revenue reserves	**7,018**	7,823
Other reserves	**3,957**	4,122
Consolidated profit	**1,833**	–434
Total shareholders' equity	**20,196**	18,899

The "other reserves" include €150m (48m) unrealised gains and losses resulting from valuation of associated enterprises at equity and €4,471m (4,463m) unrealised gains and losses on investments in non-consolidated affiliated enterprises and other securities. The unrealised gains and losses apportionable to non-consolidated affiliated enterprises and other securities are distributed between the different items as follows:

Unrealised gains and losses

All figures in €m	31.12.2004	Prev. year
Unconsolidated affiliated enterprises	33	35
Securities available for sale – Fixed-interest	3,764	1,960
– Non-fixed-interest	4,676	4,929
Less: – Provision for deferred premium refunds	3,279	1,924
– Deferred taxes	721	482
– Minority interests	87	61
– Consolidation effects	–85	–6
Total	**4,471**	**4,463**

(16) Minority interests

These are mainly minority interests in the ERGO Insurance Group and the Karlsruher Insurance Group.

All figures in €m	31.12.2004	Prev. year
Unrealised gains and losses	87	62
Consolidated profit	59	–34
Other equity components	395	455
Total	**541**	**483**

(17) Subordinated liabilities

All figures in €m	31.12.2004	Prev. year
Munich Re Finance B.V., Amsterdam, 6.75%, €3,000m, Bonds 2003/2023	2,973	2,969
Munich Re Finance B.V., Amsterdam, 7.625%, £300m, Bonds 2003/2028	420	421
Total	**3,393**	**3,390**

(18) Unearned premiums

All figures in €m	31.12.2004	Prev. year
Gross	5,874	6,315
Ceded share	320	334
Net	5,554	5,981

The following table shows the distribution of net unearned premiums between the different Group segments:

All figures in €m*	31.12.2004	Prev. year
Reinsurers	4,291	4,823
– Life and health	218	275
– Property-casualty	4,073	4,548
Primary insurers	1,263	1,158
– Life and health	80	75
– Property-casualty	1,183	1,083
Total	**5,554**	**5,981**

*After elimination of intra-Group transactions across segments.

(19) Provision for future policy benefits

All figures in €m	31.12.2004	Prev. year
Gross	**101,926**	98,134
Ceded share	**2,782**	3,016
Net	**99,144**	95,118

The provisions for future policy benefits are determined on the basis of prudent assumptions regarding expected mortality and morbidity. In particular, the measurement of the provisions for annuity insurances takes into account the future trend with regard to life expectancy in accordance with accounting regulations.

The distribution of the net provision for future policy benefits between the different Group segments is as follows:

All figures in €m*	31.12.2004	Prev. year
Reinsurers	**6,949**	6,118
– Life and health	**6,317**	5,504
– Property-casualty	**632**	614
Primary insurers	**92,195**	89,000
– Life and health	**92,035**	88,868
– Property-casualty	**160**	132
Total	**99,144**	**95,118**

*After elimination of intra-Group transactions across segments.

In calculating the provision for future policy benefits, interest rates of between 3% and 8% have been used, in the same way as in the previous year.

(20) Provision for outstanding claims

All figures in €m	31.12.2004	Prev. year
Gross	**42,839**	42,619
Ceded	**3,749**	4,576
Net	**39,090**	38,043

The following table shows the distribution of the net provision for outstanding claims between the different segments of the Group:

All figures in €m*	31.12.2004	Prev. year
Reinsurers	**32,584**	32,179
– Life and health	**4,858**	4,407
– Property-casualty	**27,726**	27,772
Primary insurers	**6,506**	5,864
– Life and health	**2,025**	1,837
– Property-casualty	**4,481**	4,027
Total	**39,090**	**38,043**

*After elimination of intra-Group transactions across segments.

The table below shows the provisions for outstanding claims in property-casualty business for the primary insurers and reinsurers for the last ten years. This covers virtually 100% of the total claims provisions of the Group. What the table considers is not the run-off of the provisions for individual accident years, but the run-off of the provision posted at each balance sheet date, which contains the provisions for the respective current accident year and for all previous accident years. The figures for the years 1997 and earlier were determined on the basis of the relevant national accounting regulations; the figures for the years 1998 to the present have been based on International Financial Reporting Standards.

The table illustrates how the estimate of the respective balance sheet provision has changed in the course of time – owing partly to payments made and partly to the re-estimate of the outstanding payments. The net run-off result reflects the difference between the current and original estimate. It is often materially affected by changes in exchange rates. The fluctuations in the value of important foreign currencies for us (mainly the US dollar and the pound sterling) against the euro led to significant changes in the provisions. On the other hand, there have been corresponding changes in the value of investments as a consequence of our consistent currency matching policy. In particular, the strengthening of reserves in our US business at American Re has had a negative impact on the results.

Net claims provisions and their run-off in €m	31.12. 1994	31.12. 1995	31.12. 1996	31.12. 1997	31.12. 1998	31.12. 1999	31.12. 2000	31.12. 2001	31.12. 2002	31.12. 2003	31.12. 2004
Net provision for outstanding claims	15,780	16,855	18,096	19,681	19,546	23,209	24,334	29,665	33,091	31,818	32,201
Aggregate payments for the year concerned and previous year											
One year later	3,474	3,882	4,740	4,305	5,430	7,384	7,381	8,658	7,637	7,053	
Two years later	5,547	6,720	6,833	7,191	9,281	11,685	12,258	13,319	12,067		
Three years later	7,640	8,084	8,694	9,731	11,721	14,987	14,991	16,251			
Four years later	8,591	9,450	10,299	11,242	13,777	16,836	17,062				
Five years later	9,645	10,788	11,589	12,649	15,000	18,289					
Six years later	10,773	11,679	12,686	13,599	15,983						
Seven years later	11,543	12,599	13,496	14,229							
Eight years later	12,358	13,262	13,855								
Nine years later	12,942	13,433									
Ten years later	12,957										
Net provision for the year concerned and previous years, plus payments already made from the original provision	15,780	16,855	18,096	19,681	19,546	23,209	24,334	29,665	33,091	31,818	32,201
One year later	15,173	17,003	18,579	17,883	20,487	24,564	26,589	32,220	31,911	32,268	
Two years later	15,462	17,460	17,451	18,342	21,031	25,666	28,661	32,437	32,158		
Three years later	16,038	16,232	17,759	18,368	21,339	27,225	28,511	32,495			
Four years later	15,258	16,651	17,660	18,509	22,556	26,765	28,980				
Five years later	15,668	16,410	17,774	19,382	21,891	26,972					
Six years later	15,571	16,516	18,421	18,566	22,055						
Seven years later	15,754	16,976	17,755	18,649							
Eight years later	16,079	16,340	17,754								
Nine years later	15,444	16,314									
Ten years later	15,367										
Net run-off result of claims provisions	413	541	342	1,032	–2,509	–3,763	–4,646	–2,830	933	–450	
Thereof: Currency translation differences	–44	–1,152	–1,206	334	–1,316	–689	–161	1,897	2,282	49	
Net run-off result excluding currency translation differences	457	1,693	1,548	698	–1,193	–3,074	–4,485	–4,727	–1,349	–499	

Provisions for asbestos and environmental claims
Since the mid-eighties industrial insurers writing business worldwide have found themselves being confronted with losses from policies taken out decades before. In particular, these include claims under product liability policies in the USA involving asbestos-related injuries which manifest themselves after a long latency period. There are also potential claims burdens under employers' liability policies, especially in some European countries. In addition, we have posted provisions for claims under old general liability policies which provided cover against environmental liability claims under US law.

We have made timely provision for our share of these losses, continually adjusting our reserves in line with the latest knowledge of the loss potential. In the light of incurred developments, American Re increased its net reserves for asbestos losses in 2004 by US$ 180m.

Altogether, at the present time we believe our provisions for these claims complexes to be adequate.

Nevertheless, further loss burdens – particularly from asbestos-related claims – cannot be ruled out. In view of the unpredictable nature of court decisions in the markets concerned, it continues to be difficult to make reliable estimates of future development.

Provisions for asbestos and environmental claims:*

All figures in €m	31.12.2004 Gross	31.12.2004 Net	31.12.2003 Gross	31.12.2003 Net	31.12.2002 Gross	31.12.2002 Net
Asbestos	**1,219**	**947**	1,080	842	1,156	896
Environmental	**365**	**303**	400	335	574	505

*The previous years' figures have been adjusted to take account of currency translation differences.

(21) Other underwriting provisions

All figures in €m	31.12.2004 Gross	31.12.2004 Ceded	31.12.2004 Net	Prev. year Gross	Prev. year Ceded	Prev. year Net
Provision for premium refunds	**8,528**	**58**	**8,470**	6,794	67	6,727
Miscellaneous	**796**	**53**	**743**	694	42	652
Total	**9,324**	**111**	**9,213**	**7,488**	**109**	**7,379**

The net provision for premium refunds is distributed between the segments of the Group as follows:

All figures in €m	31.12.2004	Prev. year
Primary insurers – Life and health	**8,424**	6,725
– Property-casualty	**46**	2
Total	**8,470**	**6,727**

The net provision for premium refunds showed the following development:

All figures in €m	2004	2003
a) Amounts allocated on the basis of national regulations (gross) Status at 1.1. business year	**3,004**	3,798
Allocations/withdrawals	**–287**	–794
Status at 31.12. business year	**2,717**	3,004
b) Provision for deferred premium refunds (gross) Status at 1.1. business year	**3,790**	3,290
Change resulting from unrealised gains and losses on investments	**1,553**	–797
Change resulting from revaluations	**468**	1,297
Status at 31.12. business year	**5,811**	3,790
Total (gross)	**8,528**	6,794
Ceded share	**58**	67
Total (net)	**8,470**	**6,727**

A total of €232m (313m) was credited directly to life insurance policyholders in the business year.

The following table shows the distribution of the net other provisions between the segments of the Group:

All figures in €m*	31.12.2004	Prev. year
Reinsurers	**589**	525
– Life and health	**408**	369
– Property-casualty	**181**	156
Primary insurers	**154**	127
– Life and health	**85**	64
– Property-casualty	**69**	63
Total	**743**	**652**

*After elimination of intra-Group transactions across segments.

(22) Other accrued liabilities

All figures in €m	31.12.2004	Prev. year
Provisions for post-employment benefits	**945**	879
Tax provisions	**1,084**	1,319
Other provisions	**1,421**	1,379
Total	**3,450**	**3,577**

Provisions for post-employment benefits

The companies in the Munich Re Group generally give pension commitments to their employees in the form of defined contribution plans or defined benefit plans. The type and amount of the pension obligations are determined by the conditions of the respective pension plan.

Defined contribution plans

Expenses for defined contribution plans in the year under review totalled €29m (27m).

Defined benefit plans

The financing status of the defined benefit plans is as follows:

All figures in €m	31.12.2004	Prev. year
– Present value of unfunded obligations	**1,030**	874
– Present value of funded obligations	**729**	712
Fair value of plan assets	**–609**	–553
Actuarial gains/losses not recognised	**–249**	–211
Past service cost not yet recognised	**–2**	–1
Other receivables	**46**	58
Net balance sheet liability	**945**	**879**

There are reinsurances for pension entitlements amounting to €59m (58m) (repayment claims).

The provision for defined benefit plans changed as follows in the business year:

All figures in €m	2004	Prev. year
Status at 1 January	879	1,138
Translation differences	–6	–20
Expenses (see below)	134	129
Payments	–48	–92
Capital transfer of Munich Reinsurance Company to CTA model	–	–334
Transfer to other receivables	–12	58
Other	–2	–
Status at 31 December	**945**	**879**

The expenses booked in the year under review are made up as follows:

All figures in €m	2004	Prev. year
Current service cost	67	57
Interest cost	86	80
Expected return on plan assets	31	19
Expected return on reimbursements	2	1
Net actuarial gains/losses recognised in year	8	4
Past service cost	7	12
Other	–1	–4
Total	**134**	**129**

The expenses are shown in the income statement mainly under "operating expenses" and "expenses for claims and benefits".

Tax provisions

Tax provisions comprise the provisions for current income tax and other taxes of the individual companies, based on their respective national taxation. Deferred tax obligations are shown under deferred tax liabilities.

Other provisions

All figures in €m	Prev. year	Allocations	With-drawals	Reversal	Other changes	31.12.2004
Earned commission	183	205	109	21	–3	**255**
Early-retirement benefits/semi-retirement	135	91	30	24	–	**172**
Outstanding invoices	126	78	102	21	2	**83**
Bonuses	55	50	41	7	–	**57**
Anniversary benefits	52	6	1	5	–	**52**
Holiday and overtime pay	40	32	29	–	–	**43**
Miscellaneous	788	319	263	83	–2	**759**
Total	**1,379**	**781**	**575**	**161**	**–3**	**1,421**

The miscellaneous other provisions comprise a large number of different items, including €36.4m for salary obligations, €26.2m for competitions for sales staff, €16.1m for other remuneration for desk and field staff, €10.2m for financial statement and reporting expenses, €8.4m for social insurance against occupational accidents, and €7.0m for severance pay.

(23) Notes and debentures

All figures in €m	31.12.2004	Prev. year
American Re Corporation, Princeton 7.45%, US$ 500m, Senior Notes 1996/2026	**367**	396
ERGO International AG, Düsseldorf 2.25%, €345m, Bonds Exchangeable into E.ON AG Shares 2001/2006 0.75%, €345m, Bonds Exchangeable into Aventis AG Shares 2001/2006	**652**	647
Munich Reinsurance Company, Munich 1.0%, €1,150m, Bonds Exchangeable into Allianz AG Shares 2000/2005	**1,223**	1,166
Total	**2,242**	**2,209**

The exchangeable bonds of ERGO International AG and Munich Reinsurance Company contain embedded derivatives in the form of conversion options. In accordance with IAS 39 they have each been separated into a derivative component and a liabilities component. Only the liabilities components are shown under "notes and debentures", whilst the derivative components amounting to €16m are included in "other liabilities".

The bonds' ratings are given on page 82.

(24) Other liabilities

All figures in €m	31.12.2004	Prev. year
Deposits retained on ceded business	**2,900**	4,186
Accounts payable on primary insurance business	**5,993**	6,111
Accounts payable on reinsurance business	**3,243**	2,164
Amounts owed to banks	**2,519**	3,035
Miscellaneous liabilities	**1,957**	2,602
Total	**16,612**	**18,098**

€197m (185m) of the other liabilities is apportionable to tax liabilities, €39m (41m) to liabilities for social security, and €153m (212m) to liabilities for interest and rent.

The remaining terms of liabilities shown under this item are as follows:

All figures in €m	31.12.2004	Prev. year
Up to one year	**13,077**	15,601
Over one year and up to two years	**760**	245
Over two years and up to three years	**70**	1,416
Over three years and up to four years	**35**	120
Over four years and up to five years	**305**	–
Over five years and up to ten years	**572**	402
Over ten years	**1,793**	314
Total	**16,612**	**18,098**

Also included here are the derivative components of the exchangeable bonds of ERGO International AG and Munich Reinsurance Company totalling €16m. Further information on this is provided in Note 23.

(25) Other deferred items

This comprises miscellaneous deferred amounts.

Notes to the consolidated income statement

(26) Premiums

All figures in €m*	Reinsurance Life and health 2004	Reinsurance Life and health Prev. year	Reinsurance Property-casualty 2004	Reinsurance Property-casualty Prev. year	Primary insurance Life and health 2004	Primary insurance Life and health Prev. year	Primary insurance Property-casualty 2004	Primary insurance Property-casualty Prev. year	Total 2004	Total Prev. year
Gross premiums written	**6,583**	5,907	**13,988**	16,909	**12,322**	12,541	**5,178**	5,074	**38,071**	40,431
Ceded premiums	**277**	310	**939**	1,212	**231**	303	**296**	307	**1,743**	2,132
Net premiums written	**6,306**	5,597	**13,049**	15,697	**12,091**	12,238	**4,882**	4,767	**36,328**	38,299
Change in unearned premiums – Gross amount	**34**	–195	**245**	–373	**–6**	–2	**–56**	–45	**217**	–615
– Ceded share	**2**	3	**–10**	–6	**–1**	–1	**–2**	–63	**–11**	–67
– Net amount	**36**	–192	**235**	–379	**–7**	–3	**–58**	–108	**206**	–682
Net earned premiums	**6,342**	5,405	**13,284**	15,318	**12,084**	12,235	**4,824**	4,659	**36,534**	37,617

*After elimination of intra-Group transactions across segments.

In the case of life insurance products where the policyholders bear the investment risk (e.g. unit-linked life insurance), only those parts of the premiums used to cover the risks insured and associated costs are treated as premiums.

(27) Investment result

All figures in €m	2004	Prev. year
Real estate	**194**	370
Investments in affiliated enterprises	**–36**	23
Investments in associated enterprises	**–331**	–853
Mortgage loans and other loans	**1,009**	886
Other securities held to maturity	**36**	47
Other securities available for sale – Fixed-interest	**4,886**	5,497
– Non-fixed-interest	**2,143**	1,806
Other securities held for trading – Fixed-interest	**–2**	19
– Non-fixed-interest	**1**	–368
– Derivatives	**90**	–303
Other investments	**575**	551
Expenses for the management of investments, other expenses	**524**	544
Total	**8,041**	**7,131**

The real estate result includes rental income of €663m, (769m). The expenses for the management of investments include running costs and expenses for repair and maintenance of real estate totalling €121m (174m).

The result of investments in associated enterprises for 2004 was negatively affected by a gross amount of €459m for our proportionate share of HVB's special writedown of €2.5bn in the fourth quarter 2004, the accounts being drawn up to the same date.

On "loans" and "other securities held to maturity", we earned interest income of €911m and €36m respectively.

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	2004	Prev. year	2004	Prev. year	2004	Prev. year	2004	Prev. year	2004	Prev. year	2004	Prev. year
Investment income												
Regular income	**1,234**	1,291	**1,507**	1,308	**4,368**	4,392	**348**	311	**41**	26	**7,498**	7,328
Income from write-ups	**24**	73	**105**	301	**139**	156	**7**	17	**–**	–	**275**	547
Gains on the disposal of investments	**264**	335	**1,218**	1,520	**1,642**	3,395	**173**	141	**7**	4	**3,304**	5,395
Other income	**12**	–	**–**	1	**66**	87	**2**	13	**1**	5	**81**	106
	1,534	1,699	**2,830**	3,130	**6,215**	8,030	**530**	482	**49**	35	**11,158**	13,376
Investment expenses												
Writedowns on investments	**56**	70	**323**	331	**577**	1,150	**69**	173	**25**	–	**1,050**	1,724
Losses on the disposal of investments	**79**	147	**205**	704	**601**	1,915	**77**	144	**3**	1	**965**	2,911
Management expenses, interest charges and other expenses	**85**	80	**282**	316	**671**	1,018	**54**	184	**10**	12	**1,102**	1,610
	220	297	**810**	1,351	**1,849**	4,083	**200**	501	**38**	13	**3,117**	6,245
Total	**1,314**	**1,402**	**2,020**	**1,779**	**4,366**	**3,947**	**330**	**–19**	**11**	**22**	**8,041**	**7,131**

*After elimination of intra-Group transactions across segments.

Writedowns on investments involve the following categories:

All figures in €m	2004	Prev. year
Category		
Real estate	**498**	277
Investments in affiliated enterprises	**13**	20
Investments in associated enterprises	**1**	18
Loans	**11**	32
Other securities available for sale	**–**	2
Other securities held for trading	**355**	849
Other investments	**172**	526
Total	**1,050**	**1,724**

(28) Other income

In addition to foreign currency exchange gains of €400m (440m), the other income mainly includes income from services rendered of €283m (306m), interest and similar income of €111m (145m), and income from the reversal/reduction of miscellaneous provisions and adjustments of values for receivables.

(29) Net expenses for claims and benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	2004	Prev. year	2004	Prev. year	2004	Prev. year	2004	Prev. year	2004	Prev. year
Gross										
Claims expenses										
– Claims and benefits paid	**3,965**	1,871	**9,326**	10,334	**10,387**	10,675	**2,736**	2,802	**26,414**	25,682
– Change in provision for outstanding claims	**478**	2,195	**710**	944	**159**	447	**259**	169	**1,606**	3,755
Change in other underwriting provisions										
– Provision for future policy benefits	**656**	748	**18**	4	**2,432**	1,443	**23**	27	**3,129**	2,222
– Other	**194**	4	**69**	27	**89**	57	**5**	6	**357**	94
Expenses for premium refunds	**–1**	–2	**1**	4	**1,023**	2,155	**17**	19	**1,040**	2,176
Total expenses for claims and benefits	**5,292**	4,816	**10,124**	11,313	**14,090**	14,777	**3,040**	3,023	**32,546**	33,929
Ceded share										
Claims expenses										
– Claims and benefits paid	**502**	155	**1,152**	1,230	**118**	162	**147**	285	**1,919**	1,832
– Change in provisions for outstanding claims	**–175**	64	**–677**	–691	**–5**	–11	**37**	41	**–820**	–597
Change in other underwriting provisions										
– Provisions for future policy benefits	**–308**	75	**–**	–8	**134**	115	**–**	–	**–174**	182
– Other	**–1**	–	**–**	–3	**–13**	29	**–2**	1	**–16**	27
Expenses for premium refunds	**–**	–	**–1**	–4	**1**	1	**1**	1	**1**	–2
Total expenses for claims and benefits	**18**	294	**474**	524	**235**	296	**183**	328	**910**	1,442
Net										
Claims expenses										
– Claims and benefits paid	**3,463**	1,716	**8,174**	9,104	**10,269**	10,513	**2,589**	2,517	**24,495**	23,850
– Change in provisions for outstanding claims	**653**	2,131	**1,387**	1,635	**164**	458	**222**	128	**2,426**	4,352
Change in other underwriting provisions										
– Provision for future policy benefits	**964**	673	**18**	12	**2,298**	1,328	**23**	27	**3,303**	2,040
– Other	**195**	4	**69**	30	**102**	28	**7**	5	**373**	67
Expenses for premium refunds	**–1**	–2	**2**	8	**1,022**	2,154	**16**	18	**1,039**	2,178
Total expenses for claims and benefits	**5,274**	**4,522**	**9,650**	**10,789**	**13,855**	**14,481**	**2,857**	**2,695**	**31,636**	**32,487**

*After elimination of intra-Group transactions across segments.

(30) Net operating expenses

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	2004	Prev. year	2004	Prev. year	2004	Prev. year	2004	Prev. year	2004	Prev. year
Acquisition costs										
– Amounts paid	**1,663**	1,562	**3,040**	3,749	**1,840**	1,697	**1,014**	974	**7,557**	7,982
– Change in deferred acquisition costs (gross)	**–230**	–110	**22**	–18	**–281**	–549	**–16**	–12	**–505**	–689
	1,433	1,452	**3,062**	3,731	**1,559**	1,148	**998**	962	**7,052**	7,293
Management expenses	**229**	202	**715**	660	**516**	524	**700**	705	**2,160**	2,091
Amortisation PVFP	**4**	3	**–**	–	**96**	40	**–**	–	**100**	43
Gross operating expenses	**1,666**	1,657	**3,777**	4,391	**2,171**	1,712	**1,698**	1,667	**9,312**	9,427
Ceded share	**141**	53	**197**	198	**63**	106	**64**	73	**465**	430
Net operating expenses	**1,525**	1,604	**3,580**	4,193	**2,108**	1,606	**1,634**	1,594	**8,847**	8,997

*After elimination of intra-Group transactions across segments.

(31) Other expenses
In addition to foreign currency exchange losses of €589m (727m), the other expenses mainly include expenses for services rendered of €183m (238m), interest and similar expenses of €622m (562m), writedowns of €209m (84m), and other tax of €37m (41m).

(32) Taxes on income
This item shows the corporation tax and municipal trade earnings tax paid by the German companies (including solidarity surcharge) and the comparable taxes on earnings paid by the foreign companies in the Group. In accordance with IAS 12, the determination of taxes on income includes the calculation of deferred taxes.

Taxes on income are made up as follows:

All figures in €m	2004	Prev. year
Current tax	**389**	683
Germany	**191**	530
Other countries	**198**	153
Deferred tax	**323**	1,069
Germany	**350**	992
Other countries	**–27**	77
Taxes on income	**712**	1,752

The current and deferred taxes on income mainly result from the following:

All figures in €m	2004	Prev. year
Current tax for business year	**544**	595
Current tax for other periods	**–155**	88
Deferred tax resulting from the occurrence or reversal of temporary differences	**265**	993
Deferred tax resulting from the occurrence or reversal of loss carry-forwards	**165**	–316
Effects of changes in tax rates on deferred tax	**–107**	392
Taxes on income	**712**	1,752

The current tax is derived from the tax results of the business year, to which the local tax rates of the respective subsidiaries are applied. Deferred tax is also calculated using the respective local tax rates. Sometimes for simplicity's sake we use uniform tax rates for individual circumstances or subsidiaries. Changes in tax rates and tax legislation that have already been adopted by the government at the balance sheet date are generally taken into account.

Deferred tax assets are recognised for unused loss carry-forwards to the extent that it is probable that future taxable profit will be available against which the loss carry-forwards can be utilised

The following table shows the reconciliation between the expected taxes on income and the tax on income actually shown. The expected tax expenses are calculated by multiplying the operating result before taxes on income (but after "other tax") by the Group tax rate. The Group tax rate amounts to 40%. This takes into account corporation tax including solidarity surcharge, and a mixed trade-tax rate.

All figures in €m	2004	Prev. year
Result before taxes on income (after "other tax")	**2,604**	1,284
Group tax rate in %	**40.0**	40.0
Derived taxes on income	**1,042**	514
Tax effect of Tax rate differences	**–49**	–30
Tax-free income	**–338**	–696
Non-deductible expenses	**159**	1,332
Changes in tax rates and tax legislation	**–107**	392
Tax for prior years	**–121**	88
Municipal trade earnings tax	**52**	16
Miscellaneous	**74**	136
Taxes on income shown	**712**	**1,752**

The effective tax burden is the ratio between the taxes on income shown and the result before taxes on income (but after "other tax"). In the previous year there was tax relief of 136%. In the current business year the ratio shows tax burden of 27%.

"Tax-free income" is made up of tax-free gains on the sales of shareholdings in joint-stock companies, tax-free dividend income and other tax-free income. The non-deductible expenses mainly include writedowns on non-fixed-interest securities available for sale. In addition, they contain non-deductible amortisation of goodwill and other non-deductible expenses.

The item "municipal trade earnings tax" includes the differences between the trade-tax rate applied by the respective Group companies and the Group mixed trade-tax rate.

No deferred taxes were calculated on retained earnings of affiliated enterprises, as there is no intention of distributing these earnings in the foreseeable future.

Other information

(33) Parent company

The parent company of the Munich Re Group is Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München (Munich Reinsurance Company Joint-Stock Company in Munich), Königinstrasse 107, 80802 München. Its registered seat is Munich, Federal Republic of Germany. In addition to its function as a reinsurer, the parent company also fulfils the function of holding company for the Group.

(34) Related parties

HypoVereinsbank AG, one of the largest German private banks, continues to be an associated and related party of Munich Reinsurance Company. On 1 March 2004, HypoVereinsbank AG carried out a capital increase, in which companies of the Munich Re Group did not participate. As a consequence, the Munich Re Group's stake in the bank's share capital is down to 18.4% as at 31 December 2004. For its part, the HVB Group held around 10% of Munich Reinsurance Company's voting capital.

Dr. Lothar Meyer, Chairman of ERGO's Board of Management, has been a member of HypoVereinsbank AG's Supervisory Board since 23 May 2002. Dr. Hans-Jürgen Schinzler, Chairman of Munich Re's Board of Management until 31 December 2003 and since 2 January 2004 member of its Supervisory Board, has been a member of HypoVereinsbank's Supervisory Board since 3 March 2003. Dr. Albrecht Schmidt, Chairman of HypoVereinsbank AG's Supervisory Board since 7 January 2003, was a member of Munich Re's Supervisory Board in the business year 2004. Members of Munich Re and HypoVereinsbank hold seats on the boards of further companies in each other's Groups in a few instances.

Relations between Munich Re and HypoVereinsbank are given documented form in a general agreement. This agreement deals in particular with cooperation activities. On the basis of individual cooperation agreements, companies of the Munich Re Group sell selected HVB Group products. Similarly, staff of various companies of the HVB Group market insurance products of VICTORIA, in which the other ERGO companies participate via reinsurance or coinsurance. The cooperation agreements between companies of the Munich Re Group and the companies of the HVB Group are concluded at market conditions.

There are further contractual relations between companies of the Munich Re Group and the HVB Group in connection with the normal running of business, such as the conclusion of insurance policies for own risks (e.g. buildings insurance policies).

(35) Personnel expenses

The following personnel expenses are included in the operating expenses, in the expenses for claims and benefits and in the investment result:

All figures in €m	2004	Prev. year
Wages and salaries	2,259	2,160
Social security contributions and employee assistance	382	387
Expenses for employees' pensions	209	197
Total	**2,850**	**2,744**

(36) Long-term incentive plans

As at 1 July in the years 1999 to 2004, Munich Re launched long-term incentive plans. These plans, each with a term of seven years, provide for the members of the Board of Management and senior management in Munich and for the top executives in Munich Re's international organisation to be granted a defined number of stock appreciation rights.

Each stock appreciation right entitles the holder to draw in cash the difference between the Munich Re share price at the time when the right is exercised and the initial share price.

As a result of Munich Reinsurance Company's capital increase in the business year 2003, the initial share prices for the stock appreciation rights issued and the number of stock appreciation rights already granted were adjusted in accordance with the conditions.

The stock appreciation rights may only be exercised after a two-year vesting period and then only if the share price is at least 20% higher than the initial price. In addition, Munich Re shares must have outperformed the DAX 30 (Plan 1999) or the EURO STOXX 50 (from Plan 2000 onwards) twice at the end of a three-month period during the term of the plan. The gross amount that may be obtained from the exercising of the stock appreciation rights is limited to an increase of 150% of the initial share price.

In the year under review a total of 456,336 (459,398) stock appreciation rights were granted, 133,803 (139,698) of these to members of the Board of Management. Munich Re shares have been acquired to cover future obligations arising from the long-term incentive plans.

The personnel expenses and income incurred for the stock appreciation rights are determined on the basis of the change in Munich Re's share price. At each balance sheet date, the intrinsic value is calculated and reserved as the difference between Munich Re's share price and the initial share price for the stock appreciation rights; during the two-year vesting period, the amount to be reserved is recognised pro rata temporis. The personnel expenses recognised therefore correspond to the change in the provision in the year under review, taking into account any rights exercised.

In the year under review, provisions of €3.2m (1.5m) had to be posted for the reinsurers in the Munich Re Group; the personnel expenses totalled €1.7m (1.5m).

The fair value of the all stock appreciation rights at the balance sheet date amounted to €11.7m (4.6m) for the Group's reinsurers. This figure takes into account not only the intrinsic value but also the possibility of value growth up to the data of expiry of the rights and is determined with reference to the exercise conditions on the basis of recognised pricing models.

Incentive plans 1999–2004 of the Munich Re Group reinsurers

	Incentive Plan 1999	Incentive Plan 2000	Incentive Plan 2001	Incentive Plan 2002	Incentive Plan 2003	Incentive Plan 2004
Plan commencement	1.7.1999	1.7.2000	1.7.2001	1.7.2002	1.7.2003	1.7.2004
Old initial share price	€182.60	€319.34	€320.47	€260.37	€86.24	–
New initial share price after 2003 capital increase	€173.67	€303.72	€304.80	€247.64	€82.02	€88.65
Intrinsic value 2004 for one right	–	–	–	–	€8.98	€2.35
Fair value 2004 for one right	€0.41	€0.09	€0.36	€2.04	€25.82	€25.15
Number of rights on 31 December 1999	110,840	–	–	–	–	–
Additions	9,045	74,636	–	–	–	–
Number of rights on 31 December 2000	119,885	74,636	–	–	–	–
Additions	–	5,946	109,474	–	–	–
Exercised	34,240	–	–	–	–	
Number of rights on 31 December 2001	85,645	80,582	109,474	–	–	–
Additions	–	–	270	132,466	–	–
Exercised	6,977	–	–	–	–	–
Forfeited	–	321	443	–	–	–
Number of rights on 31 December 2002	78,668	80,261	109,301	132,466	–	–
Additions	4,009	3,793	5,319	6,696	439,581	–
Exercised	–	–	–	–	–	–
Forfeited	3,696	6,199	7,192	3,962	–	–
Number of rights on 31 December 2003	78,981	77,855	107,428	135,200	439,581	–
Additions	–	–	–	–	–	456,336
Exercised	–	–	–	–	–	–
Forfeited	–	438	600	748	2,354	–
Number of rights on 31 December 2004	78,981	77,417	106,828	134,452	437,227	456,336
Exercisable at year-end	78,981	77,417	106,828	134,452	–	–

As at 1 July in the years 2002 to 2004 , the ERGO Insurance Group and some of its subsidiaries, as well as Europäische Reiseversicherung AG, Karlsruher Lebensversicherung Aktiengesellschaft and Karlsruher Versicherung Aktiengesellschaft, set up long-term incentive plans. These plans, also with a term of seven years, provide for Board of Management members and in individual cases also top executives to be granted a defined number of stock appreciation rights in respect of Munich Re shares. The design of the plans is identical to that of Munich Re's long-term incentive plans and accounted for in the same way.

In the year under review a total of 155,839 (181,579) stock appreciation rights were granted, 132,653 (156,656) of these to Board of Management members. To cover future obligations arising from these rights, the companies participating in the long-term incentive plan purchased Munich Re shares to some extent.

In the year under review, provisions of €1.1m (–) had to be posted for the primary insurers in the Munich Re Group; the personnel expenses totalled €1.1m (–). The fair value of all stock appreciation rights granted by the primary insurers amounted to €4.1m (1.6m) at the balance sheet date.

Incentive plans 2002–2004 of the Munich Re Group's primary insurers

	Incentive Plan 2002	Incentive Plan 2003	Incentive Plan 2004
Plan commencement	1.7.2002	1.7.2003	1.7.2004
Old initial share price	€260.37	€86.24	–
New initial share price after 2003 capital increase	€247.64	€82.02	€88.65
Intrinsic value 2004 for one right	–	€8.98	€2.35
Fair value 2004 for one right	€2.04	€25.82	€25.15
Number of rights on 31 December 2002	45,476	–	–
Additions	12,898	168,681	–
Exercised	–	–	–
Forfeited	529	–	–
Number of rights on 31 December 2003	57,845	168,681	–
Additions	–	1,650	154,189
Exercised	–	–	–
Forfeited	3,050	13,414	–
Number of rights on 31 December 2004	54,795	156,917	154,189
Exercisable at year-end	54,795	–	–

(37) Employee share-ownership programmes

In 2004, Munich Reinsurance Company staff again had the opportunity to acquire employee shares at preferential conditions and thus to participate directly in Munich Re's success also as shareholders. For this purpose, a total of 10,000 shares were purchased at an average price of €78.64. In addition, 1,559 shares remained from the employee share-ownership programme in 2002. In the 2004 programme, non-senior-executive staff of Munich Reinsurance Company were given the chance to subscribe for up to five shares at a price of €54.00 per share. Altogether, 2,037 availed themselves of this offer and acquired a total of 10,123 shares. The remaining shares were not sold.

(38) Compensation and loans for Board members

The compensation of the Board of Management of the Munich Reinsurance Company for fulfilment of its duties in respect of the parent company and the subsidiaries totalled €18.2m (13.8m). This includes the compensation components that Mr. Phelan received for his work as President, Chief Executive Officer and Chairman of the Board of American Re Corporation. Taken into account for the first time in the disclosure are the provisions for the long-term incentive plan and the provisions/expenses of subsidiaries for variable compensation components of the parent company's Board of Management. The previous year's figures have been adjusted for comparative purposes.

All figures in €'000	2004	Prev. year
Overall compensation	**18,200**	13,770
Fixed components	**6,328**	7,399
Basic remuneration	**5,674**	6,423
Remuneration in kind/fringe benefits	**654**	976
Statutory social benefits	**20**	16
Voluntary social benefits	**35**	449[1]
Company car	**97**	102
Healthcare	**4**	3
Security measures	**–**	1
Insurance	**59**	69
Special remittances	**278**[2]	172
Tax for remuneration in kind/fringe benefits	**161**	164
Variable components	**11,872**	6,371
Annual bonus 2002		
Reversal of provision	**–**	–574[3]
Annual bonus 2003		
Allocation to provision 2003	**–**	3,288
Expenses	**1,635**[4]	–
Annual bonus 2004		
Allocation to provision 2004	**4,860**	–
Medium-term incentive plan		
Allocation to provision 2003	**–**	1,440
Allocation to provision 2004	**3,262**[5]	–
Long-term incentive plan		
Allocation to provision 2003	**–**	469
Allocation to provision 2004	**506**	–
Provisions/expenses of subsidiaries		
Annual bonus	**627**	669
Long-term bonus	**982**	1,079
Additional personnel expenses for valuation of stock appreciation rights at fair value[6]	**1,622**	**–407**

[1] Higher expenses for 2003 are due to anniversary payments.
[2] Higher expenses for 2004 are due to the invoicing of Mr. Phelan's travel expenses for 2003 and 2004.
[3] Bonus payment for 2002 lower than estimated and reserved bonus payment.
[4] Bonus payment for 2003 higher than estimated and reserved bonus payment.
[5] Higher provision due to good business results in 2004.
[6] Additional notional personnel expenses in the year under review for all stock appreciation rights granted as from the long-term incentive plan 1999. This amount takes into account the possibility of growth in value up to the time the rights are forfeited or elapse. It is determined in consideration of the exercise conditions using recognised valuation models, but is not included in personnel expenses.

Basic remuneration made up 31% of overall compensation in 2004, and remuneration in kind and fringe benefits 4%.

The variable compensation includes allocations to provisions for the payments probable on the basis of current estimates. Whether these reserved amounts will actually be paid out to the Board members, and if so how high the sums will be, is not yet certain and will depend on the degree to which individual objectives are achieved and on the exercise conditions of the long-term incentive plans. In accordance with the plan conditions, there were no payments made under the medium-term incentive plan in the business year.

The average level of provision for the pension entitlements of the members of the Board of Management amounts to 38% of the basic remuneration.

Payments to retired members of the Board of Management or their surviving dependants total €4.3m (3.3m).

Remuneration of Supervisory Board members in the business year 2004 in accordance with Article 15 of the Articles of Association[1]

Name	Fixed remuneration Annual	Fixed remuneration For committee work[2]	Dividend-related remuneration[3] Annual	Dividend-related remuneration[3] For committee work	Total
Dr. Schinzler, Chairman from 26 May 2004	39,890.70	14,959.02	73,797.81	27,674.18	**156,321.71[4]**
Bach, Deputy Chairman	37,500.00	12,500.00	69,375.00	23,125.00	**142,500.00**
Hartmann, Chairman until 26 May 2004	35,040.99	10,040.98	64,825.82	18,575.82	**128,483.61[4]**
Dr. Schmidt	25,000.00	28,750.00	46,250.00	34,687.50	**134,687.50**
Dr. Pischetsrieder	25,000.00	12,500.00	46,250.00	23,125.00	**106,875.00**
Prof. Dr. Kagermann	25,000.00	16,250.00	46,250.00	11,562.50	**99,062.50**
Süßl	25,000.00	6,250.00	46,250.00	11,562.50	**89,062.50**
Appel	25,000.00	9,739.75	46,250.00	6,918.55	**87,908.30**
Stögbauer	25,000.00	9,739.75	46,250.00	6,918.55	**87,908.30**
Biebrach (until 26 May 2004)	10,040.98	6,510.25	18,575.82	4,643.95	**39,771.00**
Dr. Schumann (until 26 May 2004)	10,040.98	6,510.25	18,575.82	4,643.95	**39,771.00**

All other re-elected members of the Supervisory Board (Prof. Dr. Markl, Mayrhuber, Prof. Van Miert, Dr. v. Pierer, Dr. Sommer, Vö) each received total remuneration of €71,250.00 (fixed remuneration of €25,000.00 and dividend-related remuneration[3] of €46,250.00).
All remaining members who joined the Supervisory Board on 26 May 2004 (Emmert, Dr. Janßen, Müller, Dr. Schimetschek, Seefried) each received total remuneration of €42,633.20 (fixed remuneration of €14,959.02 and dividend-related remuneration[3] of €27,674,18).
All remaining members who left the Supervisory Board upon conclusion of the AGM on 26 May 2004 (Burgmayr, Köppen, Wegmann) each received total remuneration of €28,616.80 (fixed remuneration of €10,040.98 and dividend-related remuneration[3] of €18,575.82).

[1]In €, plus turnover tax in each case, in accordance with Article 15 para. 5 of the Articles of Association.
[2]In the case of members of the Audit Committee, the amount includes attendance fees in accordance with Article 15 para. 3 of the Articles of Association.
[3]Payment after adoption of the dividend proposed by the Supervisory Board and Board of Management (€2.00) at the 2005 Annual General Meeting.
[3]After capping in accordance with Article 15 para. 4 of the Articles of Association.[3]

For retired members of the Board of Management or their surviving dependants, the present value of pension commitments amounts to €58m (55m). The aforementioned group of persons is included in the contractual trust agreement set up in the previous year.

The members of the Supervisory Board and Board of Management did not receive any advances or loans in the year under review.

(39) Board of Management compensation structure

The Board of Management's compensation is made up of various components, as shown in the following table:

Component	Assessment basis/ parameters	Corridor	Precondition for payment	Payment
Basic remuneration, remuneration in kind/fringe benefits (company car, healthcare, security measures, insurances, special remittances)	Function, responsibility, risk-based capital, length of service on the Board	Fixed	Contractual provisions	Monthly
Annual bonus	50% annual result 50% achievement of personal objectives	0–100% 0–100%	Achievement of objectives	Once annually in following year
Medium-term incentive plan	50% annual result 50% achievement of personal objectives	70–100% 70–100%	Achievement of objectives at least 70% on average over three years	In fourth year
Long-term incentive plan (stock appreciation rights; term: seven years)	Appreciation in share price	0–150%	> End of vesting period (two years) > 20% share price increase > Munich Re shares have outperformed EURO STOXX 50 twice at the end of three-month period during the term of the plan	As from third year of plan until end of plan
Pension entitlement	Basic remuneration, number of years on the Board	Fixed amount	Insured event or retirement	–

In the case of 100% achievement of objectives (annual bonus, medium-term incentive plan) and a 35% share price increase (long-term incentive plan), the weightings of the individual components are as follows: basic remuneration approx. 33%, annual bonus approx. 29%, medium-term incentive plan approx. 14%, and long-term incentive plan approx. 24%.

For valuing the stock appreciation rights from the long-term incentive plan, an imputed value at the granting date has been used, arrived at by financial mathematics. Whether the stock appreciation rights can be exercised, and if so when, is not certain at the time they are granted. The exercising and proceeds depend on the development of the share price and the exercise price and date. Up to now it has only been possible to exercise stock appreciation rights under the plan set up as at 1 July 1999.

The compensation components of the annual bonus and medium-term incentive plan are based on different categories of objectives. For the portions dependent on the annual result, an objective is agreed on for the whole Munich Re Group; for the achievement of personal objectives, division financial targets and individual objectives form the basis. The targets and scaling for Group and division objectives are geared to particular indicators. In the case of the Group objective, these are key indicators of external accounting; in the case of division objectives, they are performance measures of value-based management.

Annual bonus, medium-term incentive plan and long-term incentive plan together form a well-balanced incentive system.

In the case of seats held on other boards, compensation for board memberships not classified as personal memberships must be paid over to the Company or is deducted in the course of regular compensation computation.

Compensation for seats held on other boards is paid over to the Company or deducted in the course of regular compensation computation, unless these board memberships are classified as purely personal memberships.

As far as the pension entitlement is concerned, the pension level starts at 30% and can reach a maximum of 60% of annual basic remuneration.

In accordance with the recommendations of the Code of Corporate Governance, the total compensation of the Board members thus comprises fixed and variable components, all of which are appropriate in themselves and as a whole. Criteria for the appropriateness of compensation are in particular the respective Board member's duties, the Board member's personal performance, the performance of the Board as a whole and the financial situation, performance and future prospects of Munich Re, taking into account the relevant benchmarks for Board remuneration.

A different arrangement applies to the compensation structure for Mr. Phelan, who is not only a member of the Board of Management but also the President, Chief Executive Officer and Chairman of the Board of American Re Corporation and therefore has special compensation agreements, with the major portion of his income in the USA.

(40) Share trading and shares held by members of the Board of Management and the Supervisory Board

No acquisition or sales transactions notifiable under Section 15a of the German Securities Trading Act had occurred up to the end of the business year 2004. The total number of Munich Re shares held by all members of the Board of Management and Supervisory Board amount to less than 1% of the shares issued by the Company.

(41) Number of staff

The number of staff employed by the Group at year-end totalled 29,851 (30,223) in Germany and 11,111 (11,208) in other countries.

	31.12.2004	Prev. year
Reinsurance companies	6,612	6,445
Primary insurance companies	33,703	34,360
Asset management	647	626
Total	**40,962**	**41,431**

(42) Contingent liabilities, other financial commitments

Commitments under rental, work and service contracts amounted to €95m (154m). Leasing obligations from rental leasing arrangements totalled €613m (590m). Financial leasing transactions had an insignificant volume of only €9m. Investment obligations amounted to €423m (488m). These figures represent undiscounted nominal amounts.

The remaining periods for leasing obligations from rental leasing arrangements are as follows:

All figures in €m	31.12.2004	Prev. year
Up to one year	127	124
Over one year and up to two years	115	115
Over two years and up to three years	93	95
Over three years and up to four years	56	43
Over four years and up to five years	56	37
Over five years	166	176
Total	**613**	**590**

Beyond this, there were other financial commitments of €40m (12m) and obligations from guarantees totalling €227m (162m). In connection with a sale of shares, a liability towards the purchaser totalling a maximum of £2m has been assumed. There were contingent liabilities of €105m (125m) from a leasing transaction with real estate.

As the German life insurers in our Group participate in Protector Lebensversicherungs-AG, they are committed to assuming its payment obligations to the extent of their market share totalling 13%.

Following amendments to Section 124 ff. of the German insurance supervision law, the German life and health insurers of our Group are obliged to be members of a protection fund. In addition to the regular compulsory contributions, the protection fund may levy special contributions up to the amount of one per mille of net underwriting provisions in the case of life insurers and two per mille in the case of health insurers. This could give rise to a potential payment obligation of €97m at Group level.

There are no other financial commitments of significance for the assessment of the Group's financial position. No contingent liabilities have been entered into for the benefit of Board members.

(43) Events after the balance sheet date

No events have occurred since the balance sheet date which require separate disclosure.

(44) Earnings per share

		2004	Prev. year
Profit for the year	€m	**1,833**	–434
Result before amortisation of goodwill	€m	**2,948**	1,971
Number of shares at 1.1. business year		**229,101,024**	178,330,916
Addition of own shares		**581,617**	142,838
Weighted average number of shares		**228,745,350**	193,304,228
Earnings per share		**8.01**	–2.25
Earnings per share before amortisation of goodwill		**12.89**	10.20

(45) Proposal for appropriation of profit

Munich Reinsurance Company's result for 2004 according to its financial statements prepared on the basis of the German Commercial Code amounts to €777.0m (510.8m). Of this sum, €318.5m has been allocated to the revenue reserves so that, including the profit brought forward from the previous year, a balance sheet profit of €459.2m remains. The Board of Management will propose to shareholders at the Annual General Meeting that this profit be used for payment of an increased dividend of €2.00 on each share entitled to dividend and that any residual amount be carried forward to new account.

Munich, 25 February 2005

The Board of Management

Affiliated enterprises, participating interests and other shareholdings*

Company	% share of capital	Share-holders' equity €'000**	Result for the year €'000**
Reinsurance, consolidated subsidiaries			
American Re Corporation, Princeton	100.00%	2,804,436	63,459
Great Lakes Reinsurance (UK) PLC, London	100.00%	229,601	30,231
Münchener Rück Italia S. p. A., Milan	100.00%	229,894	4,781
Munich American Reassurance Company, Atlanta	100.00%	721,683	21,718
Munich Mauritius Reinsurance Co. Ltd., Port Louis	100.00%	10,295	6,464
Munich Reinsurance Company of Africa Ltd., Johannesburg	100.00%	99,574	24,329
Munich Reinsurance Company of Australasia Ltd., Sydney	100.00%	183,375	12,295
Munich Reinsurance Company of Canada, Toronto	100.00%	192,464	28,783
New Reinsurance Company, Geneva	100.00%	306,227	34,409
Temple Insurance Company, Toronto	100.00%	69,503	8,081
Reinsurance, associated enterprises			
Prévoyance Ré, S.A., Paris	34.00%	25,083	–2,619
Primary insurance, consolidated subsidiaries			
ERGO Versicherungsgruppe AG, Düsseldorf	93.67%	1,934,740	68,167
VICTORIA Krankenversicherung Aktiengesellschaft, Düsseldorf ***	93.67%	59,669	0
VICTORIA Lebensversicherung Aktiengesellschaft, Düsseldorf ***	93.67%	738,642	0
VICTORIA MERIDIONAL Compañía Anónima de Seguros y Reaseguros, S.A., Madrid	93.67%	17,176	1,475
VICTORIA Versicherung Aktiengesellschaft, Düsseldorf ***	93.67%	528,738	0
VICTORIA-Seguros de Vida, S.A., Lisbon	93.67%	18,642	1,056
VICTORIA-Seguros S.A., Lisbon	93.67%	10,516	–1,437
VICTORIA General Insurance Company S.A., Thessaloniki	93.67%	17,019	792
VICTORIA Life Insurance Company S.A., Thessaloniki	93.67%	5,965	–209
VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Vienna	72.28%	41,432	1,862
Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	93.67%	21,930	1,415
Vorsorge Luxemburg Lebensversicherung S.A., Munsbach	93.67%	5,767	1,294
Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg ***	93.67%	13,153	0
Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg ***	93.67%	262,570	0
Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg ***	93.67%	403,250	0
Hamburg-Mannheimer N.V./S.A., Brussels	93.67%	9,172	–1,405
DKV BELGIUM S.A., Brussels	93.67%	29,354	–2,510
DKV Deutsche Krankenversicherung Aktiengesellschaft, Cologne ***	93.67%	465,267	0
DKV Luxembourg S.A., Luxembourg	70.25%	12,960	889
DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	93.67%	50,029	4,532
Union Medica La Fuencisla, S.A., Compania de Seguros, Saragossa	93.67%	6,161	429
GLOBALE Krankenversicherungs-Akltiengesellschaft, Cologne	93.67%	8,674	219
D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, Munich ***	93.67%	209,113	61
D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, Munich ***	93.67%	38,959	176
D.A.S. Nederlandse Rechtsbijstand Verzekeringmaatschappij N.V., Amsterdam	49.86%	24,590	5,205
D.A.S. Österreichische Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, Vienna	93.65%	27,361	4,286
DAS Legal Expenses Insurance Company Limited, Bristol	93.67 %	55,131	2,148
KarstadtQuelle Lebensversicherung AG, Fürth	72.60%	26,480	7,700
KarstadtQuelle Krankenversicherung AG, Fürth	72.60%	7,027	1,477
KarstadtQuelle Versicherung AG, Fürth	72.60%	47,450	9,581
Neckermann Lebensversicherung AG, Fürth	54.45%	9,093	349

Company	% share of capital	Share-holders' equity €'000**	Result for the year €'000**
ERGO International Aktiengesellschaft, Düsseldorf	93.67%	853,676	–542,101
ERGO Kindlustuse AS, Tallinn	93.09%	12,140	2,894
ERGO Lietuva draudimo UAB, Vilnius	93.67%	9,203	378
ERGO Latvija Versicherung AG, Riga	92.38%	5,431	74
ERGO Assicurazioni S. p. A., Milan	93.67%	53,638	7,016
ERGO Previdenza S. p. A., Milan	65.90%	242,391	19,275
ERGO Vida Seguros y Reaseguros, Sociedad Anónima, Saragossa	93.67%	13,014	1,869
Bayerische Vida España S. A., Barcelona	47.77%	11,666	300
Nieuwe Hollandse Lloyd Levensverzekeringmaatschappij N. V., Woerden	93.67%	24,022	185
Nieuwe Hollandse Lloyd Schadeverzekeringmaatschappij N. V., Woerden	93.67%	23,805	2,740
STU ERGO HESTIA S. A., Sopot	93.67%	184,394	6,114
STUnZ ERGO HESTIA S. A., Sopot	93.67%	9,050	–2,914
Powszechne Towarzystwo Emerytalne Ergo Hestia S. A. (Pension Fund), Warsaw	93.67%	15,144	–146
EUROPÄISCHE Reiseversicherung Aktiengesellschaft, Munich	100.00%	85,458	3,311
Europæiske Rejseforsikring A/S, Copenhagen	100.00%	20,596	1,993
Europeiska Försäkringsaktiebolaget, Stockholm	100.00%	4,632	0
Compagnie Européenne d'Assurances S. A., Neuilly	100.00%	5,116	45
Karlsruher Lebensversicherung AG, Karlsruhe	90.10%	162,664	10,030
Karlsruher Beamten-Versicherung AG, Karlsruhe	90.10%	5,519	–907
Karlsruher Rechtsschutzversicherung AG, Karlsruhe	90.10%	8,515	639
Karlsruher Versicherung-Aktiengesellschaft, Karlsruhe	90.10%	53,437	1,601
Mercur Assistance Aktiengesellschaft Holding, Munich	90.00%	–5,787	–565
Primary insurance, associated enterprises			
Bloemers Holding B. V., Rotterdam	22.73%	13,759	2,842
D. A. S. Difesa Automobilistica Sinistri, S. p. A. di Assicurazione. Verona	46,83%	7,443	1,635
Orel-G-Holding AD. Sofia	29,67%	12,522	11
Storebrand Helseforsikring AS. Oslo	46,84%	9,031	282
UNION VERSICHERUNGS-AKTIENGESELLSCHAFT, Vienna	42,15%	54,342	10,356
VEREINSBANK VICTORIA Bauspar Aktiengesellschaft, Munich	28,10%	62,460	–1,008
VICTORIA-VOLKSBANKEN Pensionskassen Aktiengesellschaft, Vienna	43.87%	8,001	360
Saudi National Insurance Company E.C., Manama	22.50%	8,488	3,575
Financial services and asset management, consolidated subsidiaries			
ERGO Trust GmbH, Düsseldorf	93.67%	22,234	382
MEAG MUNICH ERGO AssetManagement GmbH, Munich	97.47%	85,685	21,531
MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH, Munich ***	97.47%	19,665	0
Financial services and asset management, associated enterprises			
Bayerische Hypo- und Vereinsbank AG, Munich ****	18.34%	10,735,000	–3,303,000
Other participations in insurance companies			
Allianz AG, Munich	8.98%	25,482,652	977,893
Credit Guarantee Insurance Corporation, Johannesburg	6.90%	47,135	38,003
Helvetia Patria Holding, St. Gall	8.16%	286,813	15,621
Jordan Insurance Co. p.l.c., Amman	10.00%	14,231	1,004
Mecklenburgische Lebensversicherungs-AG, Hanover	12.50%	12,600	2,000
Middlesea Insurance p.l.c., Floriana	12.73%	48,850	2,665
Middle Sea Valetta Life Assurance Co. Ltd., Floriana	10.00%	46,400	3,046
Nürnberger Beteiligungs AG, Nuremberg	19.84%	394,413	11,910

Company	% share of capital	Share-holders' equity €'000**	Result for the year €'000**
Other shareholdings in listed companies			
BHS tabletop AG, Selb	28.91%	25,920	6,844
BHW Holding AG, Berlin****	9.24%	1,478,328	232,226
Commerzbank AG, Frankfurt am Main****	7.00%	9,091,000	–2,320,000
Forst Ebnath AG, Ebnath	96.73%	2,252	194
Heidelberger Druckmaschinen Aktiengesellschaft, Heidelberg	6.04%	1,290,650	–694,900
Jenoptik AG, Jena****	9.37%	396,914	–25,789
Mediclin AG, Frankfurt am Main	23.40%	166,520	–34,919
Österreichische Volksbanken-AG, Vienna	10.00%	723,307	38,957
WMF Württembergische Metallwarenfabrik Aktiengesellschaft, Geislingen/Steige	11.33%	191,462	10,780

* Some of these selected participations are held indirectly.
They are calculated proportionally in each case.

** The amounts are taken from the individual companies' financial statements.
They have been translated using the exchange rates applicable on 31 December 2004.

*** Result for the year after profit transfer.

**** Including special funds.

Auditor's report

The following is a translation of the auditor's opinion in respect of the original German consolidated financial statements and Group management report:

We have audited the consolidated financial statements, consisting of the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements, prepared by the Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, for the business year from 1 January 2004 to 31 December 2004. The preparation and the content of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit of the consolidated annual financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the German Institute of Certified Accountants (IDW) as well as in accordance with the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report for the business year from 1 January 2004 to 31 December 2004, has not led to any reservations. In our opinion, altogether the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and group management report for the business year from 1 January 2004 to 31 December 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and group management report in accordance with German accounting law.

Munich, 4 March 2005

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Herbert Loy	Peter Ott
Wirtschaftsprüfer	Wirtschaftsprüfer
(Certified public accountant)	(Certified public accountant)

Other seats held by Board members[1]

Supervisory Board	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. jur. Hans-Jürgen Schinzler Chairman (from 26 May 2004)	Bayerische Hypo- und Vereinsbank AG Deutsche Telekom AG METRO AG	
Ulrich Hartmann Chairman (until 26 May 2004)	Deutsche Bank AG Deutsche Lufthansa AG E.ON AG (Chairman) Hochtief AG IKB Deutsche Industriebank AG (Chairman)	Henkel KGaA ARCELOR, Luxembourg
Prof. Dr. rer. nat. Henning Kagermann	DaimlerChrysler Services AG Deutsche Bank AG	
Prof. Dr. rer. nat. Hubert Markl	Bayerische Motoren Werke AG	Sanofi-Aventis S. A., Paris Royal Dutch Petroleum Company/Shell, The Hague
Wolfgang Mayrhuber	Bayerische Motoren Werke AG Eurowings Luftverkehrs AG Thomas Cook AG LSG Lufthansa Service Holding AG* Lufthansa Cargo AG* Lufthansa CityLine GmbH* (Chairman) Lufthansa Technik AG*	Heico Corporation, Miami
Prof. Karel Van Miert	RWE AG	Agfa-Gevaert NV, Mortsel Anglo American plc, London De Persgroep, Asse Royal Philips Electronics NV, Amsterdam Solvay S. A., Brussels Vivendi Universal S. A., Paris Wolters Kluwer NV, Amsterdam
Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer	Bayer AG Hochtief AG Volkswagen AG	Siemens AG Austria, Vienna* (Chairman)
Dr. e. h. Dipl.-Ing. Bernd Pischetsrieder	Dresdner Bank AG METRO AG Audi AG* (Chairman)	Tetra-Laval Group, Pully Scania AB, Södertälje* (Chairman) SEAT S. A., Barcelona*
Dr. jur. Dr. h. c. Albrecht Schmidt	Bayerische Hypo- und Vereinsbank AG (Chairman) Siemens AG	Thyssen'sche Handelsgesellschaft m. b. H.
Dr. phil. Ron Sommer	Celanese AG	Motorola Inc., Schaumburg

[1] Status: 31 December 2004.
* Own group company within the meaning of Section 18 of the German Stock Companies Act.

Board of Management	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. jur. Nikolaus von Bomhard Chairman	ERGO Versicherungsgruppe AG* (Chairman)	–
Georg Daschner	–	Münchener Rück Italia S. p. A., Milan* (Chairman)
Dr. jur. Heiner Hasford	Commerzbank AG D. A. S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG* ERGO Versicherungsgruppe AG* Europäische Reiseversicherung AG (Chairman) MAN AG Nürnberger Beteiligungs-AG VICTORIA Lebensversicherung AG* VICTORIA Versicherung AG* WMF Württembergische Metallwarenfabrik AG	American Re Corporation, Wilmington, Delaware*
Stefan Heyd	EXTREMUS Versicherungs-AG Münchener und Magdeburger Agrarversicherung AG	–
Dr. rer. nat. Torsten Jeworrek	–	Munich American Capital Markets Inc., Delaware*, (Chairman) New Reinsurance Company, Geneva* (Chairman)
Christian Kluge	Karlsruher Lebensversicherung AG Karlsruher Versicherung AG (Chairman) Mercur Assistance AG Holding (Chairman)	–
John Phelan	–	American Re Corporation, Wilmington, Delaware*, Chairman) American Re-Insurance Company, Princeton*, (Chairman) Munich Reinsurance Company of Canada, Toronto*

* Own group company within the meaning of Section 18 of the German Stock Companies Act.

Board of Management	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. phil. Detlef Schneidawind	DKV Deutsche Krankenversicherung AG* Hamburg-Mannheimer Sachversicherungs-AG* Hamburg-Mannheimer Versicherungs-AG* Karlsruher Lebensversicherung AG (Chairman) Mecklenburgische Kranken Versicherungs-AG Mecklenburgische Leben Versicherungs-AG	Munich American Reassurance Company, Atlanta*
Dr. jur. Jörg Schneider	MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH*	American Re Corporation, Wilmington, Delaware*
Karl Wittmann	–	Jordan Ins. Co. p.l.c., Amman Saudi National Insurance Company E. C., Jeddah

* Own group company within the meaning of Section 18 of the German Stock Companies Act.

07
General information

Glossary p. 203
Index of key items p. 209
Important adresses p. 210

Glossary A–D

Actuary
Qualified expert who analyses problems from the area of insurance, home loans, investments and pensions using methods of probability theory and financial mathematics, and develops solutions with due regard to legal and economic parameters.

Accumulation
The situation where a significant number of risks insured or reinsured with the same company may be affected simultaneously by a loss event.

Affiliated enterprises
In the consolidated financial statements of the Munich Reinsurance Company (parent company) all companies are deemed affiliated enterprises in which the Munich Reinsurance Company holds the majority of the voting rights either directly or indirectly (subsidiary companies).

Alternative risk financing
Utilising the capacity of the capital markets to cover insurance risks. An example is the securitisation of natural catastrophes risks that can no longer be borne in full by the insurance and reinsurance industry.

Asset allocation
The distribution of investments between various asset classes, e.g. equities, participating interests, fixed-interest, real estate and money market. The investments are subsequently distributed between various regions and currencies as appropriate. A distinction is generally made between strategic (medium- to long-term) and tactical (short-term) allocation.

Asset-liability management
Management of a business in a way that coordinates decisions on assets and liabilities. Specifically, the ongoing process of formulating, implementing, monitoring, and revising strategies related to assets and liabilities in an attempt to achieve financial objectives for a given set of risk tolerances and constraints.

Asset management
Management of an investment portfolio on the basis of risk and return considerations. It covers both the preparation and implementation of investment decisions regarding assets and the management of → special funds.

Assistance
Range of services going beyond the traditional scope of insurance and cost reimbursement. The idea of assistance services is to help claimants quickly and unbureaucratically in the event of a loss occurrence, taking care of the necessary arrangements to remedy the situation.

Associated enterprises
Enterprises on whose financial and operating decisions a significant (but not a controlling) influence can be exercised, regardless of whether this influence is actually exercised or not. A significant influence is presumed if the proportion of voting rights lies between 20% and 50%. Investments in associated enterprises are valued according to the → equity method.

At amortised cost
Under this accounting principle the difference between the acquisition cost and redemption value (of an investment) is added to or subtracted from the original cost figure over the period until maturity and credited or charged to income over the same period. Writedowns are made for impairment or uncollectibility.

Balanced scorecard
Strategy-implementation tool in which strategic objectives and initiatives (financial and non-financial) are set out in a table and linked with one another. Short-term milestones help in monitoring the achievement of objectives.

Blue chip
Designation for high-turnover stock of large and internationally significant firms. Their share price performance is also used as the basis for calculating the main indices.

Captive
A captive is an insurance company established as a subsidiary of one or more industrial/trading companies or groups mainly for the purpose of insuring the risks of these companies and their affiliates.

Cash flow statement
Statement showing the origin and utilisation of cash during the business year. It shows the change in liquid funds separately according to cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

Cedant
Client of a reinsurance company (see also → primary insurers).

Combined ratio
Ratio, in per cent, of the sum of net claims expenses plus net operating expenses to net earned premiums. The sum of the loss ratio and the expense ratio.

Compliance guidelines
Rules for handling insider information. As a general rule, insider information may not be used for own investment transactions, for transactions conducted by a bank or for recommendation to others. Therefore, as part of the compliance procedure, business transactions are checked to make sure they are not based on insider information.

Composite insurer
Insurer that writes both life and non-life business.

Consolidation
Combining the items from the individual financial statements of the companies belonging to the Group into one → consolidated financial statement, in which items involving intra-Group transactions are eliminated.

Contingent liabilities
Possible obligations whose existence will be confirmed by the occurrence or non-occurrence of an uncertain future event and which are therefore not shown as liabilities in the balance sheet. They must, however, be included in the notes to the financial statements (example: guarantee obligations).

Corporate governance
Corporate governance refers to the legal and factual framework for managing and monitoring companies. Corporate governance rules serve to provide transparency and thus strengthen confidence in responsible management and control geared to the creation of value.

Deferred acquisition costs
Costs incurred for the acquisition or the renewal of insurance policies (e.g. commission, cost of processing applications) which are capitalised and amortised over the term of the contracts.

D–F

Deferred tax assets/liabilities
Deferred taxes derive from temporary differences between accounting on the basis of International Accounting Standards and national tax law. If in the consolidated financial statements asset items are valued lower, or liabilities higher, than in the tax balance sheet of the Group company concerned, the resulting future tax relief must be recognised as a deferred tax asset. Deferred tax assets are also posted for tax loss carry-forwards. If the accounting differences between the consolidated financial statements and tax balance sheet will lead to future tax burdens, these must be recognised as deferred tax liabilities. Deferred tax assets are reversed if a realisation of the corresponding receivable is not probable.

Deposits retained on assumed reinsurance and ceded business
Deposits retained on assumed reinsurance are claims which reinsurers have on their cedants for cash deposits that have been retained by the cedants as a security to cover future reinsurance claims. The cedants show the retained funds as deposits withheld on ceded business.

Derivative financial instruments
Financial instruments whose increase or fall in value is based on and determined by the change in the amount of an underlying value (a particular interest rate, security price, exchange rate, price index, etc.). The main derivatives are futures, forwards, swaps and options.

Directors' and officers' liability insurance
Insurance of liabilities arising from the performance of professional or official company duties.

Duration
Duration refers to the average term of an interest-sensitive investment (or → portfolio) and is a measure of the risk of its sensitivity to changes in interest rates.

Earnings per share
A ratio calculated by dividing the consolidated result by the average number of shares issued. "Diluted earnings per share" includes exercised and still to be exercised subscription rights in the Group result for the year and the number of shares. Such subscription rights arise from the issue of bonds with conversion rights and from warrants for the acquisition of shares.

Embedded value
The concept of embedded value is used in valuing life and health insurance business. Embedded value mainly comprises the present value of earnings from business in force, calculated according to actuarial principles, plus the value of equity capital, including valuation reserves, and less capital commitment costs.

Equity method
Investments in → associated enterprises have to be valued in the consolidated financial statements using the equity method. The "at equity" value corresponds to the Group's proportionate share of the shareholders' equity of the enterprise concerned.

Event limit
An event limit restricts the maximum indemnity for a certain type of event that typically results in large numbers of individual losses, e.g. earthquake.

Exchangeable bonds
Exchangeable bonds are a special form of corporate bond which, besides entitling holders to repayment of the face amount and regular interest, give them the option to convert the bond into shares. The conversion right is for shares in a company which is not the bond issuer.

Expense ratio
Ratio, in per cent, of operating expenses to earned premiums.

Exposure
The measurable extent of a risk or portfolio of risks; basis for calculating premiums in reinsurance.

Factor-based risk approach
Simplified capital model based on applying a series of "factors" (or capital charges) to volumes such as premiums, reserves or asset values. The model provides only a crude proxy for the risk-based capital requirements.

Facultative reinsurance
The reinsurer assumes a share of selected individual risks. The primary insurer can offer an individual risk in reinsurance, which the reinsurer for its part can either accept or decline (cf. → obligatory reinsurance).

Fair value
The amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's-length transaction. Where there is an active market, the fair value of an asset is its current → market value. Alternatively, the fair value may be determined on the basis of recognised valuation methods.

Fast close
The sum of organisational and technical improvements in business processes that serve to accelerate publication of a company's quarterly and annual financial statements.

Financial Accounting Standards (FAS)
US accounting regulations that give detailed rulings on individual accounting questions and which must be complied with by listed companies that prepare accounts in accordance with US GAAP.

Financial reinsurance
Forms of reinsurance in which the transfer of underwriting risk from the insurer to the reinsurer is significantly restricted, being replaced by financing mechanisms. In view of the accounting regulations in many markets, it is no longer a customary form of reinsurance. → Finite risk reinsurance

Finite risk reinsurance
Form of reinsurance in which the risk transfer from insurer to reinsurer is combined with a risk financing function. The focus here is on business-management and accounting aspects. The desired objectives are achieved by, among other things, the assumption of a limited amount of risk by the reinsurer, result-sharing with the insurer, multi-year contracts and the consideration of the time value of money.

Forwards
Contracts to trade at a specified price on a specified future date. In contrast to → futures, forwards tend to be individually designed derivative financial instruments.

Futures
Standardised contracts to trade a financial instrument on a money market, capital market, precious-metals market or currency market at a specific price and on a specific future date. Frequently, rather than actually delivering the underlying financial instrument on that date, the difference between closing market value and the exercise price is settled in cash.

G–O

Goodwill
Any excess of the purchase price of a subsidiary over the acquirer's interest in the fair value of the net assets as at the acquisition date. Goodwill is amortised over its useful life. Goodwill resulting from business combinations agreed to on or after 31 March 2004 is not amortised, but is tested and written down for impairment if necessary.

Gross/net
The terms gross and net mean before and after deduction of the portion attributable to business ceded in reinsurance. Instead of "net", the term "for own account" is sometimes used.

Hedging
Protecting against undesirable developments in prices by means of special financial contracts, especially → derivative financial instruments. Depending on the risk to be hedged, a distinction is made between two basic types: "fair value hedges" safeguard assets or liabilities against the risk of changes in value; "cash flow hedges" reduce the risk of fluctuations in future cash flows.

IAS 32/39
Accounting standards on financial instruments published by the → International Accounting Standards Board (IASB). IAS 32 governs disclosure whilst IAS 39 is concerned with recognition and measurement of financial instruments.

Integrated risk management (IRM)
Holistic management of insurance risks in life and non-life business and of investment risks. IRM essentially rests on four pillars → asset-liability management, active capital management, → accumulation control and operational risks..

International Accounting Standards Board (IASB)
An international body of 14 accounting experts responsible for issuing → IAS/IFRS. The IASB's objective is to achieve uniformity in the accounting principles that are used by businesses and other organisations for financial reporting around the world.

International Accounting Standards (IAS) / International Financial Reporting Standards (IFRS)
Standards formulated by the → IASB with the intention of achieving internationally comparable preparation and presentation of financial statements. Since 2002 the standards adopted by the IASB have been referred to as "International Financial Reporting Standards (IFRS)". Until existing standards are renamed, they continue to be referred to as "International Accounting Standards (IAS)".

Investments for the benefit of life insurance policyholders who bear the investment risk
This mainly involves investments for policyholders under → unit-linked life insurances. It also includes investments under index-linked life insurance policies whose performance depends on share or currency indices. Obligations arising from this type of contract are mainly shown under the balance sheet item "underwriting provisions for life insurance policies where the investment risk is borne by the policyholders".

Layer
Term used in excess-of-loss reinsurance to denote a stratum of cover. Its point of attachment and extent is defined in terms of the sum insured. Example: €5,000 in excess of €1,000 refers to the layer €1,000 to €6,000.

Loss ratio
Ratio, in per cent, of claims expenses to earned premiums.

Loss reserve
Reserve for the coverage of losses that have occurred but have not yet been settled.

Marine
The insurance of ships and their cargoes.

Market value
The publicly listed market price obtainable for an asset in an active market (especially stock market price).

Minority interests in shareholders' equity and earnings
That part of the shareholders' equity and earnings of subsidiaries that is apportionable to shareholders outside the Group.

Net asset value
Measurement of the → fair value of companies. The starting point is the proportional equity capital of the company to be valued, plus the valuation reserves.

Net expenses for claims and benefits
These include the expenses for claims (claims payments and the change in the provision for outstanding claims), expenses for premium refunds and the change in the remaining underwriting provisions (provision for future policy benefits and other), in each case after deduction of the ceded share.

Net → Gross/net

Net operating expenses
Commission, personnel costs and general expenses for the acquisition and ongoing administration of insurance contracts, less any commission reimbursed by reinsurers, including profit commission, plus expenses from amortisation of → PVFP.

Non-proportional reinsurance
Here the reinsurer assumes payment of the primary insurer's losses above a defined amount. The calculation of the reinsurance premium is based on claims experience with the type of business concerned.

Obligatory reinsurance
Although obligatory reinsurance agreements contain agreed periods of notice, they are generally concluded for an unlimited duration. These treaties between insurers and reinsurers may therefore run for long periods. (cf. → facultative reinsurance).

Offshore energy insurance
Umbrella term for the insurance of risks such as oil platforms and production facilities at sea, plus the related technical equipment.

Operating result
Operation profit/loss on the enterprise's ordinary activities, before minority interests in earnings and taxes on income.

Options
Derivative financial instruments where the holder is entitled – but not obliged – to buy (a call option) or sell (a put option) the underlying asset at a predetermined price within a certain period. The writer of the option is obliged to transfer or buy the asset and receives a premium for granting the option to the purchaser.

O–R

OTC derivatives
Derivative financial instruments which are not standardised and are traded not on an exchange but directly between two counterparties via over-the-counter (OTC) transactions.

Other securities available for sale
Securities that will neither be held to maturity nor are assignable to the "held for trading" category. These securities are accounted for at market value. Changes in value are reflected in shareholders' equity without impact on earnings.

Other securities held to maturity
Fixed-interest securities which the company has the intention and ability to hold to maturity. They are valued at → amortised cost.

Other securities held for trading
Securities held for trading comprise temporarily held investments purchased with the intention of obtaining the highest possible return from short-term fluctuations in the market price. They are accounted for at their fair value at the balance sheet date. Changes in value are recognised in the income statement.

Policyholders' bonuses
In life and health insurance, policyholders are entitled by law and contractually to an appropriate share of the surplus earned by their insurers. The amount of this bonus is fixed anew each year. As a rule, in life insurance these bonuses increase the benefit payable on maturity of the policy or on occurrence of the insured event; in health insurance, they are paid by way of premium refunds.

Portfolio
Collection of investments belonging to an investor or held by a financial organisation. They primarily comprise securities, but may also include real estate. In the case of investment funds, portfolio refers to the composition of investment instruments in the fund (equities, bonds, derivatives, etc.). In the case of insurers and reinsurers, portfolio usually means all the risks assumed in insurance and reinsurance respectively.

Premium
The amount that has to be paid for the insurance cover provided by an insurer. It may be paid as a regular or single premium. In the case of products that are largely of an investment nature (e.g. financing treaties and unit-linked life insurance) it only includes – under IAS – the amount serving to cover the risk and the costs. In IAS financial statements there are no "premiums from the provision for premium refunds" either.
Premiums written means all premium income that has become payable in the business year. The portion of this premium income that constitutes payment for insurance cover in the business year is referred to as earned premiums.

Primary insurers
Insurance companies that assume risks in return for an insurance premium and have a direct contractual relationship with the holder of the insurance policy (private individual, firm or organisation).

Property-casualty
Umbrella term for all insurance business that is not life or health insurance, e.g. liability, motor and fire insurance.

Proportional reinsurance
In proportional reinsurance, the sum insured written by the primary insurer is divided proportionally between the primary insurer and the reinsurer, and the reinsurer is allocated a corresponding share of the premiums and claims.

Provision for future policy benefits
Underwriting provision calculated using actuarial methods to cover future benefits to which policyholders are entitled, especially in life, health and personal accident insurance. It amounts to the balance of the present value of future obligations less the present value of future premiums.

Provision for outstanding claims
Provision for claims that have already been incurred at the balance sheet date but have either not yet been reported or not yet been fully settled.

Provision for premium refunds
Provisions for premium refunds are made for obligations involving bonuses and rebates – especially in life and health insurance – which are not yet payable at the balance sheet date; the amount posted is based on supervisory or contractual regulations. They also include the policyholders' share of accumulated valuation differences between IAS/IFRS and German Commercial Code (provision for deferred premium refunds).

PVFP (Present Value of Future Profits)
When insurance companies or individual insurance portfolios are acquired, the present value of the expected earnings from the business acquired is capitalised as "PVFP". This intangible asset arises in particular when life or health insurance companies are acquired.

Rating
Standardised assessment of the credit standing of debt instruments and companies by specialised independent rating agencies.

Recoverable amount
The recoverable amount of an asset is the higher of net sales price (i.e. sales price less sales costs) and the utility value (i.e. present value of the future cash flows). The recoverable amount plays a part especially in connection with impairments in the value of real estate, where a writedown has to be made if the recoverable amount is lower than the carrying amount.

Registered share
Share registered in the owner's name. Registered shares are entered in the company's share register with the shareholder's personal data and the number of shares held.

Reinsurers
Insurance companies that assume the insurance risks of other insurance companies without themselves having any direct contractual relationship with the policyholder.

Reinsurance capacity
Amount of cover that a reinsurance company or the market as a whole can make available.

Renewable energy
Renewable energies (also referred to as regenerative or alternative energies) are sources of energy that continually renew or replenish themselves or are inexhaustible by human standards, i.e. are available in unlimited amounts. The most important renewable energies are: solar, wind, water/hydro, biomass and geothermal energy.

Renewals
Although obligatory reinsurance agreements contain agreed periods of notice, they are generally concluded for an unlimited duration. These treaties between insurers and reinsurers may therefore run for long periods. In such cases, the treaty conditions are usually adjusted in renewal negotiations each year, and the treaties renewed.

R–U

Retention
That part of the risk assumed which the insurer/reinsurer does not reinsure/retrocede, i.e. retains net for own account.

Retrocessionaire
Reinsurer that provides retrocession cover for other reinsurers (a reinsurer of reinsurers). Retrocession enables the reinsurer to lay off part of its risk to other insurance companies.

Return on equity (RoE)
Indicator for measuring an enterprise's financial performance. It is calculated by dividing the result for the period by the average shareholders' equity employed.

Risk
The possibility of negative budget variance inherent in any economic activity. In insurance, it is also understood to mean the possibility of a loss being caused by an insured peril. In addition, insured objects or persons are frequently referred to as risks.

Risk capital
Risk capital is the amount of capital hypothetically assigned for the conducting of insurance of reinsurance business to ensure that the probability of default in respect of the portion of the business exposed to risk is kept to a minimum. The capital required for this purpose is calculated using mathematical risk and financing models.

Risk controlling
Ongoing monitoring and control of risks and measures, including methodological development and risk analysis/reporting, by a neutral, independent unit that also proposes and initiates additional measures.

Risk management
Ongoing, systematic and continual identification, analysis, evaluation and control of potential risks that may jeopardise the assets, liabilities, financial position and results of a company in the medium-to long-term. The aim is to safeguard the existence of the company and its objectives against disruptive influences by means of suitable measures, and to increase corporate value.

Scenario analysis
Used to investigate how certain key figures (market values or book values) change in the event that predefined market developments occur. Scenario analyses usually take the form of average if-then analyses.

Security
Ability (and willingness) of a reinsurer to meet its financial obligations from reinsurance agreements in full and at all times. Security depends on such factors as earnings capacity, quality of investments, capitalisation and liquidity.

Segment reporting
Presentation of the items in the annual financial statements according to classes of business and regions.

Solvency
An insurance company's capitalisation.

Special funds
Investment funds with a maximum of 30 unit-holders that are not natural persons. As the fund owners pursue specific objectives with their investments, investment policy is geared to individual requirements.

Statutory Plus
Surplus recorded in the balance sheet of US insurance companies on the basis of the statutory accounting regulations used by US state supervisory authorities and rating agencies.

Stress test
A special form of → scenario analysis. The aim is to make a quantitative statement on the loss potential of portfolios in the event of extreme market fluctuations.

Structured products
In the case of structured products, a → derivative financial instrument (e.g. an → option) is combined with a non-derivative instrument (e.g. a bond). Structure products are also referred to as hybrid products.

Subordinated bonds
In the event of liquidation, dissolution or insolvency of the loan debtor or in the event of debt composition proceedings or other processes to avoid insolvency being taken against the loan debtor, the claims of holders of subordinated bonds are satisfied after the claims of all other non-subordinated creditors. In other words, payments on subordinated bonds are not made until claims of third parties against the bond debtor arising from non-subordinated liabilities have been fully satisfied.

Sustainable development
A type of development that satisfies the needs of the present without jeopardising the needs of future generations.

Swap
Agreement between two counterparties to exchange payment flows over a specified period in order to profit from relative cost benefits that one party enjoys on a particular financial market. In the case of an interest rate swap, payment obligations in the same currency but with different interest rate conditions (e.g. fixed/variable) are exchanged. In the case of currency swaps, the payment obligations exchanged are in different currencies.

Third party administrator (TPA)
An independent corporate entity (third party) that administers benefits and claims for risk carriers and self-insured schemes. A TPA does not typically assume risk.

Underwriters
Members of an insurance or reinsurance company that act on behalf of their employer to negotiate, accept or reject the terms of a (re)insurance contract.

Underwriting provisions
Uncertain liabilities directly connected with insurance business. These provisions are made to ensure that obligations under insurance contracts can always be met.

Underwriting result
Balance of income and expenses apportionable to the (re)insurance business.

Unearned premiums
The portion of premium income in the business year that is attributable to periods after the balance sheet date is accounted for as unearned premiums in the underwriting provisions.

U–V

Unit-linked life insurance
A type of life insurance with a savings component, where the benefits payable depend on the performance of the assets invested in a fund. The investment risk is borne by the policyholder.

US Generally Accepted Accounting Principles (US GAAP)
The principles of US accounting that are stipulated as compulsory for listed companies in the US. The individual accounting standards are referred to as → Financial Accounting Standards (FAS).

Value at risk
Method of quantifying risk which measures the potential future losses that may not be exceeded within a specified period and with a specified probability.

Value-based management
The concept of value-based management is geared to increasing the value of a company on a long-term basis. Value is only created long term if a company regularly earns a profit that exceeds the costs of the equity capital invested.

Voting right
Every shareholder has a legal right to vote at the Annual General Meeting. The number of votes that a shareholder has depends on the number of shares with voting rights held. Shareholders can arrange for their voting rights to be exercised by a third party, e.g. a bank or a shareholders' association (proxy).

Index of key terms

125 years IC*, 23, 28 ff., 35, 43, 49, 61, 75, 91

Allianz 31, 39
American Re 25, 30, 55, 69, 113
Annual General Meeting 40
Asia, Australasia, Africa 55, 110 ff.
Asset management 53, 59, 126 ff., 131
Asset-liability management 44, 73
Awards 56

Bonds 41, 82

Capital market instruments 41
China 33, 71, 105
Climate change 14, 16, 62, 65, 83, 88
Corporate governance 77, 80 f.
Corporate Underwriting/Global Clients 56, 114 f.
CPS 67 f.
Cyclones 33, 62 f., 115

D.A.S. 58
Declaration of compliance 81, 158
Diversification 26, 44
Dividend 38, 77
DKV 33, 58, 68 f., 71

Eastern Europe 64 f.
Environmental management 89
ERGO 25, 30, 33, 57 ff., 76 f., 85, 89, 120 ff.
ERGO Trust 59, 126
Europäische Reiseversicherung 30, 57 f., 124
Europe 1 55, 108
Europe 2 and Latin America 55, 109 f.

Geo Risks Research 32, 74, 115
Geothermal power 14, 33, 89
Great Lakes Reinsurance (UK) PLC 53, 55

Hamburg-Mannheimer 58
Health insurance 12 f., 69, 71, 119, 122
Health management 68 ff.
Human resources risk management 19 ff.
HVB Group 24, 58
HypoVereinsbank 39, 77, 121, 188

India 11 ff., 33, 105
Innovation teams 8, 56, 135
Insurance for geological risk 14, 17

Karlsruher Insurance Group 57 f., 123
KarstadtQuelle Versicherungen 58
Key figures IC*, 38, 44, 96, 101, 118

Life and health IC*, 55, 103 ff.
Life insurance 72 f., 119, 122 f.
Loss reserves 3 ff., 67 f., 115

Machinery insurance 9
Mathematics 3 f.
MEAG 30, 56, 59, 84, 126 ff.
Mercur Assistance 58, 70
Münchener Rück Italia (MRI) 55, 109
Munich American Capital Markets (MACM) 55 f., 63, 65 f.
Munich American Reassurance Company 55, 104
Munich-American RiskPartners (MARP) 55, 116
Munich Reinsurance Company Canada Branch (Life) 55, 69
Munich Reinsurance Company of Africa (MROA) 55, 87, 111
Munich Reinsurance Company of Australasia (MRA) 55, 111
Munich Reinsurance Company of Canada (MROC) 55, 87, 113

New Re 55, 117
North America 55, 112 f.

Paramount Health Care Management 12 f., 33
Primary insurance IC*, 53, 57 f., 119 ff., 132
Property-casualty insurance IC*, 25, 105 f., 119 f., 122 f.
Provision for old age 72 f., 121

Reinsurance IC*, 53 ff., 101 ff., 131
Renewable energies 14, 16 f., 88 f.
Risk management 26, 44, 47, 134

Shares IC*, 34 ff.
Special and Financial Risks 56, 115 ff.
Staff 19, 85 f., 96 f.
Supervisory Board 52, 76 ff.
Sustainability 83 f., 88
Sustainability indices 39, 84

Tsunami 33, 70, 87, 107, 115, 124

Underwriting 44 f.

Value-based management 45 f.
VICTORIA 58, 76, 87, 89, 121

Watkins Syndicate 58, 125
Weather derivatives 65

* IC = Inside cover

Important addresses

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany

Reinsurance

UK

Great Lakes Reinsurance (UK) PLC
Upper Ground Floor
1, Minster Court
Mincing Lane, London EC3R 7AA
Tel.: +44 207 929 2893
Fax: +44 207 623 5250
E-mail: correspondence@greatlakes.co.uk

Italy

Münchener Rück Italia
Corso Venezia, 48
20121 Milano
Tel.: +39 02 764 161
Fax: +39 02 76 41 69 00
E-mail: mritalia@munichre.com
www.munichre.it

Switzerland

New Reinsurance Company
Rue de l'Athénée 6–8
P.O. Box 35 04
1211 Genève 3
Tel.: +41 22 31 98 500
Fax: +41 22 31 05 332
E-mail: geneva@newre.com
www.newre.com

Canada

Munich Reinsurance Company of Canada (MROC)
Munich Re Centre
390 Bay Street, 22nd Floor
Toronto, Ont., M5H 2Y2
Tel.: +1 416 366 9206
Fax: +1 416 366 4330
E-mail: toronto@mroc.com

USA

American Re-Insurance Company
555 College Road East
Princeton, NJ 08543
Tel.: +1 609 243 4200
Fax: +1 609 243 4257
E-mail: info@amre.com
www.amre.com

USA

Munich American Reassurance Company
56 Perimeter Center East, N. E.
Atlanta, GA 30346 2290
Tel.: +1 770 350 3200
Fax: +1 770 350 3300
www.marclife.com

Australia

Munich Reinsurance Company of Australasia
Limited (MRA)
Munich Re House
143 Macquarie Street
Sydney NSW 2000 Australia
P.O. Box H35 Australia Square
Sydney NSW 1215 Australia
Tel.: +6 129 272 8000
Fax: +6 129 251 2516
E-mail: MRA@munichre.com

South Africa

Munich Reinsurance Company of Africa Limited (MRoA)
Munich Re Centre
47 Empire Road, Parktown
Johannesburg 2193, P.O. Box 6636
Johannesburg 2000
Tel.: +2 711 242 2000
Fax: +2 711 242 2200
E-mail: mroa@munichre.com

You can find further addresses on our website at
www.munichre.com.

Primary insurance

ERGO Versicherungsgruppe AG

Victoriaplatz 2
40198 Düsseldorf
Tel.: 02 11/49 37-0
Fax: 02 11/49 37-15 00
E-mail: info@ergo.de
www.ergo.de

VICTORIA Lebensversicherung AG
VICTORIA Versicherung AG
VICTORIA Pensionskasse AG

Victoriaplatz 1 und 2
40198 Düsseldorf
Tel.: 02 11/4 77-0
Fax: 0 18 03/12 34 60
E-mail: info@victoria.de
www.victoria.de

VICTORIA Krankenversicherung AG

Victoriaplatz 2
40198 Düsseldorf
Tel.: 02 11/4 77-0
Fax: 0 18 03/12 34 60
E-mail: info@victoria.de
www.victoria.de

Hamburg-Mannheimer Versicherungs-AG
Hamburg-Mannheimer Sachversicherungs-AG
Hamburg-Mannheimer Pensionskasse AG

Überseering 45
22297 Hamburg
Tel.: 0 40/63 76-0
Fax: 0 40/63 76-33 02
E-mail: KSC@hamburg-mannheimer.de
www.hamburg-mannheimer.de

Hamburg-Mannheimer Rechtsschutzversicherungs-AG
Überseering 45
22297 Hamburg
Tel.: 0 40/63 76-0
Fax: 0 40/63 76-44 42
E-mail: KSC@hamburg-mannheimer.de
www.hamburg-mannheimer.de

DKV
Deutsche Krankenversicherung AG
Aachener Strasse 300
50594 Köln
Tel.: 0 18 01/35 81 00
Fax: 01 80/5 78 60 00
E-mail: service@dkv.com
www.dkv.com

D.A.S. Deutscher Automobil Schutz
Allgemeine Rechtsschutzversicherungs-AG
D.A.S. Deutscher Automobil Schutz
Versicherungs-AG
D.A.S. International Rückversicherungs- und
Beteiligungs-AG
Thomas-Dehler-Strasse 2
81728 München
Tel.: 01 80/5 17 01 70
Fax: 0 89/62 75-16 50
E-mail: info@das.de
www.das.de

KarstadtQuelle Lebensversicherung AG
KarstadtQuelle Versicherung AG
KarstadtQuelle Krankenversicherung AG
Nürnberger Strasse 91–95
90758 Fürth
Tel.: 09 11/1 48-16 66
Fax: 09 11/1 48-16 67
E-mail: presseservice@kqv.de
www.karstadtquelle-versicherungen.de

Neckermann Lebensversicherung AG
Neckermann Versicherung AG
Karl-Martell-Strasse 60
90344 Nürnberg
Tel.: 09 11/3 22-16 66
Fax: 09 11/3 22-16 67
E-mail: presseservice@neckermann-versicherungen.de
www.neckermann-versicherungen.de

ERGO People & Pensions GmbH
Immermannstrasse 23
40198 Düsseldorf
Tel.: 02 11/49 37-76 00
Fax: 02 11/49 37-76 29
E-mail: info@ergo-people-and-pensions.de
www.ergo-people-and-pensions.de

KarstadtQuelle Financial Services GmbH
Wahlerstrasse 2
40472 Düsseldorf
Tel.: 02 11/4 77 88-00
Fax: 02 11/4 77 88-01
E-mail: info@kqfs.de
www.kqfs.de

Further addresses may be obtained from the 2004 annual report of ERGO Versicherungsgruppe AG.

Europäische Reiseversicherung AG
Vogelweidestrasse 5
81677 München
Tel.: 0 89/41 66-17 17
Fax: 0 89/41 66 07 17
E-mail: info@erv.de
www.erv.de

Karlsruher Lebensversicherung Aktiengesellschaft
Friedrich-Scholl-Platz
76112 Karlsruhe
Tel.: 07 21/3 53-0
Fax: 07 21/3 53-45 40
www.karlsruher.de

Karlsruher Versicherung Aktiengesellschaft
Hermann-Veit-Strasse 6
76121 Karlsruhe
Tel.: 07 21/3 53-0
Fax: 07 21/3 53-26 99
www.karlsruher.de

Mercur Assistance AG Holding
Vogelweidestrasse 3
81677 München
Tel.: 0 89/4 18 64-0
Fax: 0 89/4 18 64-130
www.mercur.de

Asset management

MEAG MUNICH ERGO AssetManagement GmbH
Oskar-von-Miller-Ring 18
80333 München
Tel.: 0 89/24 89-0
Fax: 0 89/24 89-25 55
www.meag.com

ERGO Trust GmbH
Victoriaplatz 2
40198 Düsseldorf
Tel.: 02 11/49 37-22 80
Fax: 02 11/49 37-26 67
E-mail: info@ergo-trust.de
www.ergo-trust.de

Classes of business

Reinsurance

Gross premiums written in €m	**2004**	2003	2002	2001	2000
Life	**6,119**	5,461	5,277	4,769	3,865
Health	**1,421**	1,415	1,284	1,131	836
Liability	**2,606**	3,444	3,514	2,402	1,934
Personal accident	**1,080**	1,293	1,302	1,213	1,043
Motor	**2,890**	3,186	3,337	3,448	3,335
Marine, aviation, space	**1,609**	1,742	1,896	1,398	1,158
Fire	**3,775**	4,874	5,294	4,481	3,363
Engineering	**1,281**	1,393	1,443	1,449	929
Other classes of business	**1,616**	1,987	2,098	1,905	1,862
Loss ratio in %					
Health	**68.5**	69.9	77.5	82.5	70.8
Liability	**96.4**	84.1	144.4	114.4	89.2
Personal accident	**82.2**	72.8	128.6	80.6	68.1
Motor	**87.6**	79.1	84.6	85.9	90.7
Marine, aviation, space	**66.1**	60.0	72.7	134.3	92.7
Fire	**54.2**	60.3	80.9	136.1	95.2
Engineering	**57.4**	64.4	75.8	103.3	74.5
Other classes of business	**47.1**	60.3	98.2	70.2	70.8
Expense ratio in %					
Health	**30.4**	29.1	26.9	31.4	31.1
Liability	**27.8**	27.9	26.8	33.1	31.8
Personal accident	**33.6**	31.0	29.6	32.1	30.8
Motor	**25.1**	23.6	23.2	25.2	24.5
Marine, aviation, space	**23.5**	24.8	22.3	30.0	27.4
Fire	**27.6**	26.2	26.4	29.4	31.4
Engineering	**32.1**	30.1	29.4	34.9	39.8
Other classes of business	**28.4**	29.3	32.4	36.2	33.7
Combined ratio in %					
Health	**98.9**	99.0	104.4	113.9	101.9
Liability	**124.2**	112.0	171.2	147.5	121.0
Personal accident	**115.8**	103.8	158.2	112.7	98.9
Motor	**112.7**	102.7	107.8	111.1	115.2
Marine, aviation, space	**89.6**	84.8	95.0	164.3	120.1
Fire	**81.8**	86.5	107.3	165.5	126.6
Engineering	**89.5**	94.5	105.2	138.2	114.3
Other classes of business	**75.5**	89.6	130.6	106.4	104.5

Primary insurance

Gross premiums written in €m	**2004**	2003	2002	2001	2000
Life	**7,787**	8,011	7,514	7,112	6,471
Health	**4,537**	4,547	4,238	4,010	3,834
Property-casualty	**5,202**	5,082	4,841	4,593	4,110
Combined ratio in %					
Property-casualty (including legal expenses insurance)	**93.0**	96.4	99.9	101.4	97.2

Important dates 2005/2006

28 April 2005	Annual General Meeting
29 April 2005	Dividend payment
9 May 2005	Interim report on 1st quarter 2005
4 August 2005	Interim report on 2nd quarter 2005
4 August 2005	Half-year press conference
7 November 2005	Interim report on 3rd quarter 2005
14 March 2006	Balance sheet press conference for 2005 financial statements
14 March 2006	Analysts' conference for 2005 financial statements
19 April 2006	Annual General Meeting
20 April 2006	Dividend payment
9 May 2006	Interim report on 1st quarter 2006
3 August 2006	Interim report on 2nd quarter 2006
7 November 2006	Interim report on 3rd quarter 2006

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
http://www.munichre.com

Responsible for content
Group Accounting
Corporate Communications

Editorial deadline: 25 February 2005

Concept and design:
häfelinger + wagner design,
Munich
Germany

Printed by
Druckerei Fritz Kriechbaumer,
Wettersteinstr. 12
82024 Taufkirchen
Germany

Picture credits
AP Photo/Matthias Rietschel, p. 32
AP Photo/Jeff Robbins, p. 29
dpa, Hamburg, p. 31
Getty Images/Hulton Archive, pp. 30, 31, 32
Getty Images/Photodisc, pp. 23, 91
Hartmut Nägele, Düsseldorf, front cover,
pp. 2, 5, 7, 10, 13, 15, 16, 18, 21, back cover
IBM, pp. 23, 61
MODIS Rapid Response Project of NASA/GSFC, p. 63
Munich Re archives, pp. 23, 29, 35, 43, 75
Müller-Naumann, Munich pp. 23, 49
Karsten de Riese, Bairawies, pp. 9, 24, 50, 76
PicturePress, p. 32

The official German original of this report is also available from the Company. In addition, you can find our annual reports and interim reports, along with further information about Munich Re, on the internet at www.munichre.com.

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Pedro Luis Janeiro Martins
Tel.: +49 (0) 89/38 91-39 00
Fax: +49 (0) 89/38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Rainer Küppers
Tel.: +49 (0) 89/38 91-25 04
Fax: +49 (0) 89/38 91-35 99
E-mail: presse@munichre.com

Quarterly figures

		31.12.2004	30.9.2004	30.6.2004	31.3.2004
Balance sheet					
Investments	€m	**178,132**	177,712	173,449	173,708
Shareholders' equity	€m	**20,196**	19,502	19,109	19,529
Balance sheet total	€m	**154,327**	155,508	153,896	152,816
Net underwriting provisions	€m	**214,791**	214,759	212,272	214,437
Shares					
Share price	€	**90.45**	77.56	89.10	90.37
Munich Re's market capitalisation	€bn	**20.8**	17.8	20.5	20.7
Other					
Combined ratio non-life reinsurance	%	**98.9**	98.8	95.5	96.3
Number of staff		**40,962**	40,891	40,774	41,004

in €m	**Total**	Q4 2004	Q3 2004	Q2 2004	Q1 2004
1. Gross premiums written	**38,071**	9,139	9,256	9,318	10,358
2. Net earned premiums	**36,534**	9,318	9,055	9,111	9,050
3. Investment result	**8,041**	2,311	1,667	2,209	1,854
4. Other income	**1,116**	270	263	231	352
Total income (2–4)	**45,691**	11,899	10,985	11,551	11,256
5. Net expenses for claims and benefits	**31,636**	7,820	8,008	7,935	7,873
6. Net operating expenses	**8,847**	2,545	2,097	2,070	2,135
7. Other expenses	**2,260**	1,024	395*	443*	398*
Total expenses (5–7)	**42,743**	11,389	10,500*	10,448*	10,406*
8. Result before amortisation of goodwill	**2,948**	510	485*	1,103*	850*
9. Amortisation of goodwill	**344**	172	51	66	55
10. Operating result before taxes on income*	**2,604**	338	434*	1,037*	795*
11. Taxes on income*	**712**	24	48*	388*	252*
12. Minority interests in earnings	**59**	8	21	21	9
13. Profit for the year	**1,833**	306	365	628	534

*Adjusted after reallocation of "other tax" to "other expenses".

		Total	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Earnings per share	€	**8.01**	1.34	1.60	2.75	2.33

Multi-year overview

		31.12.2004	31.12.2003	31.12.2002	31.12.2001	31.12.2000
Balance sheet						
Investments	€m	**178,132**	171,881	156,278	161,994	159,408
Shareholders' equity	€m	**20,196**	18,899	13,948	19,357	23,602
Net underwriting provisions	€m	**154,327**	147,476	142,966	138,642	131,526
Balance sheet total	€m	**214,791**	209,384	196,441	202,054	193,567
Shares						
Dividend per share	€	**2.00**	1.25	1.25	1.25	1.25
Amount distributed	€m	**457**	286	223	221	221
Share price	€	**90.45**	96.12	114.0	305.00	380.00
Munich Re's market capitalisation	€bn	**20.8**	22.1	20.4	54.0	67.2
Other						
Combined ratio non-life reinsurance	%	**98.9**	96.7	122.4	135.1	115.3
Number of staff		**40,962**	41,431	41,396	38,317	36,481

in €m	**2004**	2003	2002	2001	2000
Gross premiums written	**38,071**	40,431	40,014	36,123	31,113
Net earned premiums	**36,534**	37,617	36,306	31,680	28,129
Investment result	**8,041**	7,131	4,935	10,420	12,166
Other income	**1,116**	1,211	1,351	892	501
Total income	**45,691**	45,959	42,592	42,992	40,796
Net expenses for claims and benefits	**31,636**	32,487	31,265	34,162	29,770
Net operating expenses	**8,847**	8,997	8,933	7,758	7,340
Other expenses	**2,260**	2,504*	2,414*	1,517*	1,091*
Total expenses	**42,743**	43,988*	42,612*	43,437*	38,201*
Result before amortisation of goodwill	**2,948**	1,971*	–20*	–445*	2,595*
Amortisation of goodwill	**344**	687	371	230	145
Operating result before taxes on income	**2,604**	1,284*	–391*	–675*	2,450*
Taxes on income	**712**	1,752*	–605*	–1,070*	379*
Minority interests in earnings	**59**	–34	–74	145	321
Profit for the year	**1,833**	–434	288	250	1,750

*Adjusted after reallocation of "other tax" to "other expenses".

in €	**2004**	2003	2002	2001	2000
Earnings per share	**8.01**	–2.25	1.54*	1.34*	9.41*
Earnings per share, diluted	–	–	–	1.34*	9.36*

*Taking into account the capital increase in November 2003.



© 2005
Münchener Rückversicherungs-Gesellschaft
Central Division: Corporate Communications
Königinstrasse 107
80802 München
Germany

Order number 302-04331



Munich Re Group
Quarterly Report

TAB 6

Münchener Rück
Munich Re Group



Supervisory Board

Dr. Hans-Jürgen Schinzler (Chairman)

Board of Management

Dr. Nikolaus von Bomhard (Chairman)

Georg Daschner

Dr. Heiner Hasford

Stefan Heyd

Dr. Torsten Jeworrek

Christian Kluge

John Phelan

Dr. Detlef Schneidawind

Dr. Jörg Schneider

Karl Wittmann

125 years
Preferred partner in risk

Munich Re Group

Key figures (IFRS)

		Q1–2 2005	Q1–2 2004	Change in %	Q2 2005	Q2 2004	Change in %
Gross premiums written	€m	**19,380**	19,676	–1.5	**9,220**	9,318	–1.1
Investment result	€m	**4,974**	4,063	22.4	**2,517**	2,209	13.9
Result before amortisation of goodwill	€m	**2,230**	2,172*	2.7	**1,098**	1,210*	–9.3
Taxes on income	€m	**1,152**	640	80.0	**811**	388	109.0
Consolidated result	€m	**870**	1,192*	–27.0	**182**	649*	–72.0
Thereof attributable to minority interests	€m	**30**	30	–	**18**	21	–14.3
Earnings per share	€	**3.68**	5.08	–27.6	**0.72**	2.75	–73.8
Combined ratio							
– Reinsurance non-life	%	**99.8**	95.5		**103.0**	94.7	
– Primary insurance property-casualty	%	**94.6**	93.4		**90.5**	91.5	

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

		30.6.2005	31.12.2004	Change in %
Investments	€m	**184,099**	178,132	3.3
Shareholders' equity	€m	**22,058**	20,737*	6.4
Net underwriting provisions	€m	**162,504**	154,327	5.3
Staff		**40,641**	40,962	–0.8
Share price	€	**88.12**	90.45	–2.6
Munich Re's market capitalisation	€bn	**20.2**	20.8	–2.6

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Contents

To our shareholders 2

Key parameters 5

Business experience from 1 January to 30 June 2005
- Reinsurance 6
- Primary insurance 8
- Asset management 10

Prospects 12

Financial statements as at 30 June 2005 14

Important dates 39

To our shareholders



Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

Dear Shareholders,

In the year 2005 to date, the Munich Re Group has kept firmly on its course towards sustained profitability. We are showing pleasing results in our active insurance and reinsurance business. And with the line we have drawn under American Re's difficult years, we have freed ourselves of a burden that placed undue strain on management, detracted from our successes and, not least, curbed the development of our share price.

As reported in detail in the press, American Re has substantially increased its reserves, mainly for the accident years 1997 to mid-2002. In this context, Munich Reinsurance Company is reinforcing American Re's capital base and converting financing instruments into equity capital. In addition, American Re will be integrated even more closely into the Group through extended retrocession covers. An important point I want to stress here is that the whole transaction will have an impact on the Munich Re Group's result for 2005 of €388m before tax and €750m after tax, as we had already made provision at Group level for such uncertainties in estimating reserves.

At the AGM on 28 April 2005, I said to you that I would prefer to draw a line under the underwriting years in question sooner rather than later, but to do so would require a sufficiently stable statistical basis for the actuarial calculations. Why am I convinced that this position has now been reached and that we will achieve a lasting solution with the package of measures we have adopted? The accident years 1997 to 2002 have become more mature and thus more stable, enabling us to estimate their claims development better. Our teams from Princeton and Munich have therefore reviewed American Re's reserve situation particularly thoroughly, using even more refined methodology. Very prudent reserving standards were applied in evaluating the risk of further long-tail claims and in measuring the additional reserves required to cover them. Individual large exposures were analysed and evaluated separately, in addition to the overall actuarial assessment. The outcome of these reviews was then checked by our auditors. As a result, we can draw a line under the accident years from 1997 to mid-2002 on a reliable basis. And even in the case of liabilities for asbestos-related diseases and environmental pollution, which are very difficult to quantify, we consider that we now have a sufficient cushion after our substantial strengthening of the reserves in the business year 2004 and the second quarter of 2005.

Decisions taken up to mid-2002 in the underwriting of US business cannot be undone. But we can ensure that their consequences do not hinder us further – either American Re or the Group as a whole – on our path towards a profitable future. Over the past few years, we have already made a great deal of progress along this path. It is time that the successes achieved since the restructuring of American Re and John Phelan's assumption of the CEO position in 2002 are no longer overshadowed and diluted by long-tail losses from a past era. Without the ballast of the past, American Re can focus fully on its task of earning the added-value contributions we expect of it in the American reinsurance market, which is indispensable for the Munich Re Group. As regards business approach, the right course has been set since mid-2002. The measures taken include a far-reaching integration of American Re in Munich Re's structures and processes, which also means underwriting being managed according to the same principles as for Munich Re. The outstanding reputation American Re enjoys with its clients, only recently confirmed in a market-wide survey, is an important plus that will further advance its competitive position.

We have also made progress in other areas over the past months. Active risk diversification has been systematically pursued, not least by reducing concentration risks in our investments. Examples are the sale of our shares in MAN and BHW, and the further cutting back of our shareholdings in Commerzbank and Allianz. Since mid-July, our stake in Allianz has been below 5%; the derisking measures with regard to this concentration risk, which was originally very high, are thus concluded. The announced offer to exchange HVB shares into UniCredit stock opens up opportunities to improve the structure of our investment portfolio further.

I am very satisfied with the result of our active insurance and reinsurance business in the first half-year 2005. This also applies to the figures for the second quarter.

Of course, the reserve strengthening at American Re clouds the otherwise pleasing picture for the second quarter in reinsurance. It accounts for 5.3 percentage points of the combined ratio of 99.8% in the first half-year (2nd quarter: 103.0%). However, in view of the scope and positive long-term effect of the package of measures, I consider this impact on the second-quarter result to be acceptable. From the figures of the current reinsurance business at least, I draw the conclusion that thanks to our risk and underwriting competence we remain on course. Risk-commensurate prices and conditions continue to be the yardstick for our underwriters.

The half-year figures we report for primary insurance can only be described as most pleasing, exceeding our expectations. In the case of the ERGO Insurance Group – accountable for a good 90% of our total premium in primary insurance – it is becoming ever clearer that the positive trend is of a sustained nature. All the key indicators point upwards, with last year's figures being markedly surpassed in some cases, though it is not to be taken for granted that the figures for the second half-year will reach the same level as the very good figures for the first half-year. The technical result, with a combined ratio of 91.3% for the first half-year (2nd quarter: 86.6%), is again extremely good. The growth in premium income is also very satisfactory, with growth impulses in the first half of 2005 deriving mainly from foreign markets. Consequently, ERGO's foreign business assumes particular importance in realising our strategy for profitable growth. In German life insurance, new business production was down on last year, as expected. However, positive indications became clearly apparent in the second quarter. In German property-casualty insurance, especially motor business, growing price competition has curbed growth. Here, too, we are remaining true to our principle of "profitability takes precedence over growth".

All in all, what I said at the outset continues to apply: we are on course. Our target of a 12% return on our average IFRS equity capital for 2005 after tax is within reach.

Yours sincerely,



Key parameters

- **Strong but slightly decelerating growth in the global economy**
- **Oil price at record high**
- **Gradual cooling of growth expected**
- **Still attractive pricing level on the insurance markets overall**

Growth in the global economy remains strong, even though the slight slowdown evident since the second half of 2004 has continued. An important reason for this trend is the persistently high oil price, which in the meantime has hit a new all-time high of around US$ 60 per barrel. The main growth impulses still come from the USA and China, whilst economic development in the eurozone and Japan is tending to stay subdued.

According to initial estimates, the US economy lost some momentum in the second quarter, with seasonally adjusted and annualised growth amounting to 3.4%. In the eurozone, growth is likely to have decreased, too, as indicated by less confident assessments from industry and consumers and lower orders for exports. In Germany, economic development is still being adversely affected by consumer reluctance in an environment of high unemployment. Following four successive falls, the ifo business climate index recorded a slight rise in June and July, but it would be too early to take this as a sign of a sustained economic upturn.

Japan improved its economic situation, thanks to strong consumer demand. In China, the political measures designed to prevent the economy overheating appear to have already influenced the strong growth somewhat. Growth in the other emerging markets of Asia and Latin America is gradually slowing down as well, in line with the global economy.

The euro continued its downward trend in the period under review, closing at US$ 1.21 on 30 June. The decline in the exchange rate, which has persisted since March, was exacerbated by the rejection of the EU constitution in the referendums in France and the Netherlands. After a total of nine increases in interest rates since June 2004, the US Federal Reserve's leading interest rate currently stands at 3.25%. By contrast, the European Central Bank retained its key interest rate at 2.00% in the period under review. Long-term interest rates fell in the second quarter, however, both in the USA and in Germany. Whereas the most important European share price indices rose in this period, both the US Dow Jones Index and the Nikkei 225 closed slightly down on their beginning-of-quarter level.

For the coming 12 months, we expect growth in the USA to slacken further. We also expect a decrease in the growth dynamics in China, the second engine of the world economy. Given this background, growth is likely to gradually slow down further in the eurozone and in the emerging markets as well, a trend that can already be observed. The main risks for the global economy are the continuing global imbalances, especially the substantial US current account deficit. In addition, there are geopolitical threats, as evidenced by the terrorist attacks in London on 7 July and the continuing unrest in Iraq.

Risks from natural hazards and human activity show a rising trend worldwide. The demand for risk protection is high. Pricing levels in the primary insurance and reinsurance markets remain attractive overall. In the most recent renewals in non-life, there were both price increases and, to a growing extent especially in primary insurance, price reductions, depending on the segment. The majority of market players, however, are still behaving rationally.

It will be important for the future development of the insurance industry to continue offering capacity only at prices and conditions that stay risk-adequate. These are necessary in the long term to ensure that the insurance industry can fulfil its economic function of providing financial protection against risks. What should help support such prices, in the light of markedly lower income from the capital markets, is greater transparency regarding the risks written, a healthy profit orientation, improvements in corporate steering systems, and changes in management.

The insurance industry in Germany is growing at a below-average rate compared with other countries, owing to the subdued development of its economy as a whole. In life insurance, any comparison of premium volume with the previous year is distorted by the new fiscal parameters. In the medium term, however, the need for greater private provision should favour the growth of life and health insurance in Germany in particular.

Business experience from 1 January to 30 June 2005

Reinsurance

- **Successful round of renewals at 1 April 2005**
- **Increase in loss reserves at American Re**
- **Very pleasing performance of active business**
- **Combined ratio of 94.5% without the effect of the reserve strengthening at American Re**

The results for the second quarter and for the whole first half of the year were marked on the one hand by the very substantial increase of US$1.4bn in the loss reserves of our US subsidiary American Re for accident years long past and on the other hand by the very pleasing performance of active business. The operating result from April to June was burdened with €388m for the reserve strengthening, including compensatory effects from the long-tail provisions at Group level, and fell by 4.5% to €895m. It rose by 6.4% to €1,837m in the first six months. The consolidated result in reinsurance decreased to €82m (595m)* in the second quarter and to €683m (1,098m) in the first half-year. Here, the impact of the reserve strengthening and resultant tax effects came to €750m overall.

Active business, by contrast, performed very well: following the successful renewal of reinsurance treaties at the beginning of the year, our negotiations in Japan and South Korea at 1 April also fulfilled our high expectations. Here, we slightly increased business volume and further optimised the profitability of our portfolio at generally stable conditions. As in the previous renewals, our underwriting policy in Japan and South Korea was strictly geared to achieving profitability in each client account, with risk-adequate premiums and appropriate conditions.

We obtained attractive conditions for both new business and renewals. Especially in loss-affected sectors such as property reinsurance, we were able to achieve across-the-board price increases. Claims-free treaties, however, were subject to price pressure. In Japanese business, which is frequently exposed to windstorm and earthquake, we successfully restructured our portfolio. Overall, the recent renewals showed that the reinsurance markets are in a stable condition, despite the worldwide rise in capacity.

Premium income in reinsurance declined by 6.4% to €5.4bn (5.8bn) in the second quarter. As at 30 June 2005, premiums stood at €11.2bn (11.9bn), a reduction of 5.9% compared with the first half of 2004.

Following several quarters characterised by considerable losses of premium income owing to currency-related effects, there was a lessening of the negative impact of changes in exchange rates on premium income.

Adjusted to eliminate the effects of exchange rates, premium was down 4.9% in the first half of the year.

Gross premiums by division Q1–2 2005


Special and Financial Risks 8% (9%)
Corporate Underwriting/Global Clients 16% (17%)
North America 11% (14%)
Asia, Australasia, Africa 9% (7%)
Life and Health 35% (33%)
Europe 1 8% (8%)
Europe 2/Latin America 13% (12%)

*The following principle applies to the reporting: figures relating to previous periods have been partially adjusted owing to the first-time application of IAS 1 (rev. 2003). For details, please see notes on recognition and measurement.

In the life and health segment, we recorded premium income of €1.98bn (1.97bn) in the second quarter, 0.6% more than in the same period last year. In the first six months of 2005, premium was at the same level as last year, at €3.9bn. In health reinsurance, premium decreased, mainly because of isolated cancellations and reductions in shares, whereas life reinsurance registered a rise.

Premium in property-casualty reinsurance fell by 10.0% to €3.4bn (3.8bn) in the quarter under review. In the first half of the year, it totalled €7.3bn (8.0bn), 8.7% lower than in the previous year. As in the first quarter, the decrease in premium from April to June was largely influenced by the non-renewal of the net quota share treaty with Royal & SunAlliance for 2005. The decline also reflected American Re's withdrawal from US business where our requirements with regard to prices and conditions could not be realised. These losses in premium were partially offset by newly acquired business, especially in the Asian region.

In new business, we consistently achieved prices and conditions commensurate with our selective underwriting policy and geared to meeting our return target if claims experience remains within normal bounds.

As in the previous year, expenditure for major losses in the second quarter was below average, amounting to €161m (112m). The largest loss was a fire in an electronics company in Germany, which impacted us with some €40m. No significant natural catastrophe losses affected us in the second quarter. The burden from major losses for the first half-year totalled €412m (274m), which is roughly consistent with the long-term average.

The combined ratio was 103.0% (94.7%) for the months of April to June 2005 and 99.8% (95.5%) for the first half-year. The reserve strengthening at American Re accounted for 10.7 percentage points in the second quarter and 5.3 percentage points in the first half-year, each figure including the effects from the adjustment of the provisions for long-tail claims at Group level; this represents an amount of €388m before tax (for details, see page 36 of the notes to the financial statements). This situation underscores the good performance of our active business, where the combined ratio was well below the 97% mark.

Our reinsurers' investment result came to €1,165m (934m) in the second quarter and €2,179m (1,705m) in the first half of the year. This positive development compared with the previous year is mainly attributable to lower write-downs and losses on disposals and to higher gains on the sale of investments as part of the reduction of concentrations in our portfolio of shareholdings.

As the burdens from the reserve strengthening at American Re do not result in any additional tax savings for the time being, no tax relief for this amount has been recognised at the level of either American Re or the Group for reasons of prudence. Conversely, the release of the IBNR reserves at Group level entails a deferred tax burden of €362m.

Key reinsurance figures

		Q1–2 2005	Q1–2 2004	Q2 2005	Q2 2004
Gross premiums written	€bn	**11.2**	11.9	**5.4**	5.8
Loss ratio non-life	%	**71.0**	67.6	**72.8**	66.3
Expense ratio non-life	%	**28.8**	27.9	**30.2**	28.4
Combined ratio non-life	%	**99.8**	95.5	**103.0**	94.7
Thereof natural catastrophes	Percentage points	**2.1**	–	**1.7**	–
Investment result	€m	**2,179**	1,705	**1,165**	934
Result before amortisation of goodwill	€m	**1,837**	1,773	**895**	964
Consolidated result	€m	**683**	1,098	**82**	595
Thereof attributable to minority interests	€m	**–**	5	**–**	–

		30.6.2005	31.12.2004
Investments	€bn	**84.5**	81.2
Net underwriting provisions	€bn	**61.8**	58.2

Primary insurance

- **At €320m, consolidated result at end of first half-year significantly higher than in previous year**
- **Combined ratio of 94.6% still very pleasing**
- **Rising premium volume in life insurance; good growth in health insurance**

The primary insurers in the Munich Re Group – ERGO, Karlsruher, Europäische Reiseversicherung and the Watkins Syndicate – developed very favourably in the second quarter, their operating result climbing from €187m to €291m. The operating result for the first half-year also showed a marked improvement on the same period last year, totalling €489m (313m).

In terms of their consolidated result, the Group's primary insurers improved by 373.8% to €199m from April to June. Their half-year result of €320m more than doubled last year's figure.

Gross premiums written in the second quarter of 2005 rose by a strong 7.4% to €4.3bn. Growth from January to June amounted to 3.3%, with premium reaching €9.2bn. While the life and health segment improved by 5.0% in the first six months, premiums in property-casualty insurance (including legal expenses insurance) remained constant.

Gross premiums by class of insurance Q1–2 2005


Property-casualty 28% (29%)
Legal expenses 5% (5%)
Life 40% (41%)
Health 27% (25%)

In the second quarter of 2005, premium income in life insurance improved by 4.6% to €1.9bn. Premium volume in the first six months of the year was up 2.5% compared with the same period last year, reaching €3.7bn (3.6bn). As in the first three months of 2005, new business in Germany was again lower in the second quarter than in the same period last year. The reason was a change in fiscal parameters, anticipation of which triggered a boom in policy sales at the end of 2004. Agents and clients now need to get accustomed to the new German Retirement Income Act and the new product world arising from this. Compared with the first quarter, a distinct rise in sales was observed in the second quarter. Unit-linked products continued their growth trend of the first quarter.

In health insurance, premium income increased by 8.8% to €1.2bn in the second quarter of 2005, and by 9.1% to €2.5bn in the first six months of the year. One reason for the rise was the increase in premiums we carried out for German business to reflect the higher healthcare costs. The positive first-quarter sales trend in supplementary health insurance continued from April to June. Our ability to expand our portfolio of these policies by a sizeable 6.7% was due both to our successful partnerships with public health insurers and to the growing awareness among insureds of the need to bridge the gaps in state health insurance coverage.

The current uncertainty regarding the reform of the German health insurance system, however, had an adverse impact on our domestic business with comprehensive covers – hence the only moderate rise of 0.8% in the number of policyholders with this cover.

At €1.2bn (1.1bn), premium in property-casualty insurance was 10.3% higher in the second quarter of 2005 than in the same period last year. In the first six months of the year, gross premiums again reached €3.0bn. A lack of impulses from new vehicle registrations in Germany and stiffer price competition in motor insurance led to lower premium income here. By contrast, personal accident, homeowners and liability insurance maintained the positive trend of the first quarter.

Claims expenditure developed favourably between April and June 2005. At 90.5% (91.5%), the combined ratio (including legal expenses insurance) was distinctly lower than in the first quarter. It was also below that of the second quarter of 2004, which was characterised by exceptionally low claims expenditure.

The investment result in the first half of 2005 grew by 22.3% to €2.9bn. This increase was partly due to capital gains realised through cutbacks in investments in German financial stocks. Given the favourable development of the stock markets and falling long-term interest rates, net unrealised gains on investments also showed a rise since the beginning of the year.

Key primary insurance figures

		Q1–2 2005	Q1–2 2004	**Q2 2005**	Q2 2004
Gross premiums	€bn	**9.2**	8.9	**4.3**	4.0
Loss ratio property-casualty	%	**59.3**	58.7	**57.0**	57.9
Expense ratio property-casualty	%	**33.9**	33.0	**31.1**	30.9
Combined ratio property-casualty	%	**93.2**	91.7	**88.1**	88.8
Combined ratio legal expenses insurance	%	**99.6**	100.0	**99.5**	101.5
Combined ratio property-casualty including legal expenses insurance	%	**94.6**	93.4	**90.5**	91.5
Investment result	€m	**2,916**	2,385	**1,460**	1,277
Result before amortisation of goodwill	€m	**493**	388	**295**	226
Consolidated result	€m	**320**	97	**199**	42
Thereof attributable to minority interests	€m	**31**	26	**17**	14

		30.6.2005	31.12.2004
Investments	€bn	**118.6**	115.2
Net underwriting provisions	€bn	**100.8**	96.1

Key figures of the ERGO Insurance Group

		Q1–2 2005	Q1–2 2004	**Q2 2005**	Q2 2004
Gross premiums written	€m	**8,107**	7,775	**3,770**	3,572
Investment result	€m	**2,662**	2,281	**1,308**	1,235
Loss ratio property-casualty	%	**57.6**	58.1	**54.5**	56.6
Expense ratio property-casualty	%	**33.7**	33.0	**32.1**	32.9
Combined ratio property-casualty	%	**91.3**	91.1	**86.6**	89.5
Combined ratio legal expenses insurance	%	**99.2**	99.7	**98.8**	100.8
Combined ratio property-casualty including legal expenses insurance	%	**93.2**	93.1	**89.4**	92.1
Result before amortisation of goodwill	€m	**447**	377	**301**	227
Consolidated result	€m	**265**	124	**197**	69
Thereof attributable to minority interests	€m	**7**	17	**7**	8

		30.6.2005	31.12.2004
Investments	€m	**99,693**	97,001
Shareholders' equity	€m	**3,899**	3,506
Net underwriting provisions	€m	**89,631**	85,494

Asset management

- **Continued reduction of shareholdings in the banking and insurance sector**
- **European stock markets favourable**
- **Interest rates drop to all-time lows**

With the EURO STOXX 50 rising by 4.1%, European equity markets detached themselves further from the US market in the second quarter. The S&P 500, the lead index for US shares, climbed by only 0.9%. European equity investments benefited not only from their relatively favourable valuation but also from the strength of the US dollar, whose exchange rate in the second quarter moved from just under US$ 1.30 to US$ 1.21 against the euro. In the first half of the year, the EURO STOXX 50 recorded a rise of 7.8% while the S&P 500 fell by 1.7%.

The yield on ten-year German government bonds hit an all-time low in June, falling to 3.10%. One reason for the low yields is speculation that the European Central Bank will lower interest rates in view of the sluggish economy in the eurozone. At the end of the first half of 2005, the yields on the relevant ten-year German government bonds stood at 3.13%, 55 basis points below the level registered at the beginning of the year.

Reduced inflation expectations and the recent increases in short-term interest rates by the US Federal Reserve to 3.25% have boosted the prices of long-term US bonds. The yields on ten-year US government bonds temporarily dipped to 3.80%. In the first six months they showed an overall decline of 31 basis points to 3.92%.

We rigorously pursued our strategy of reducing investments in the German financial services sector in the second quarter by cutting back our shareholding in Allianz by one percentage point to slightly below 8% and lowering our stake in Commerzbank to just under 5%. We had already sold our shares in BHW in the first quarter. Besides this, the Munich Re Group sold its interest in MAN at the beginning of the year.

Investment mix

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**30.6. 2005**	31.12. 2004	**30.6. 2005**	31.12. 2004	**30.6. 2005**	31.12. 2004	**30.6. 2005**	31.12. 2004	**30.6. 2005**	31.12. 2004	**30.6. 2005**	31.12. 2004
Real estate	**694**	731	**780**	928	**5,077**	6,634	**189**	710	**28**	43	**6,768**	9,046
Investments in affiliated enterprises	**15**	14	**16**	16	**46**	45	**69**	69	**12**	14	**158**	158
Investments in associated enterprises	**570**	625	**681**	753	**1,810**	1,726	**522**	543	**71**	78	**3,654**	3,725
Loans	**34**	40	**25**	34	**22,945**	19,279	**1,053**	929	**27**	28	**24,084**	20,310
Other securities held to maturity	**–**	–	**–**	–	**496**	518	**43**	44	**–**	–	**539**	562
Other securities available for sale												
– Fixed-interest	**16,679**	15,230	**26,181**	24,707	**58,016**	57,791	**4,781**	4,533	**9**	9	**105,666**	102,270
– Non-fixed-interest	**4,514**	4,373	**5,653**	5,473	**11,187**	10,822	**2,017**	1,999	**20**	19	**23,391**	22,686
Other securities held for trading												
– Fixed-interest	**12**	–	**483**	–	**64**	61	**327**	290	**–**	–	**886**	351
– Non-fixed-interest	**–**	–	**–**	–	**–**	–	**4**	5	**–**	–	**4**	5
– Derivatives	**97**	54	**111**	61	**670**	186	**7**	–	**–**	–	**885**	301
Other investments	**6,745**	6,818	**7,973**	8,354	**2,743**	2,913	**601**	260	**2**	373	**18,064**	18,718
Total	**29,360**	**27,885**	**41,903**	**40,326**	**103,054**	**99,975**	**9,613**	**9,382**	**169**	**564**	**184,099**	**178,132**

* After elimination of intra-Group reinsurance across segments.

Investment mix as at 30.6.2005 (31.12.2004)


Miscellaneous investments **11% (12%)**
Shares and equity funds **12% (12%)**
Fixed-interest securities **58% (58%)**
Real estate **4% (5%)**
Participating interests **2% (2%)**
Loans **13% (11%)**

As at 30 June 2005, the Munich Re Group's investments amounted to €184.1bn (178.1bn).

This is equivalent to a rise of 3.3% since the beginning of the year, which was mainly due to capital gains on existing securities items and investments in fixed-interest securities and loans.

In the first half of the year, our investment result improved by 22.4% to €4,974m (4,063m). This development was attributable in particular to the substantial increase in the result of disposals of investments.

Since long-term yields fell considerably in Europe between April and June, the valuation reserves of our fixed-interest securities and of most of our European shares showed a corresponding rise.

In the first half of 2005, our asset management company MEAG MUNICH ERGO AssetManagement GmbH posted net inflows of about €90m from third-party business with retail funds. In institutional business, its net inflows came to around €380m.

In the same period, ERGO Trust GmbH recorded net outflows in the mid three-digit million euro range. These were mainly attributable to sales in connection with portfolio restructurings.

At the end of the first half-year, MEAG and ERGO Trust had assets under management of €4.7bn (4.6bn) in retail funds and €8.2bn (8.2bn) for institutional investors.

Prospects

- **Despite pressure, level of prices and conditions continues to be adequate**
- **Falling premiums in reinsurance**
- **Moderate growth in primary insurance**
- **RoE target of 12% remains unchanged**

There are various reasons why the quarterly results of insurance companies, including Munich Re, are not a suitable indicator for the results of the business year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they randomly and unforeseeably occur. Late-reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. Furthermore, gains and losses on the disposal of investments and writedowns on investments do not follow a regular pattern. Consequently, our quarterly figures do not provide more than significant pointers to the result for the year that may be expected.

Reinsurance

In the renewals at 1 July, which experience shows are an indicator for the year-end renewals, market discipline was still largely maintained, although competition rose in a number of segments, as expected.

Experience of recent years indicates that the further development of prices and conditions will vary strongly in the individual classes of business, regions and client segments. With our underwriting skills, long-standing close ties with clients and well-diversified portfolio, we are well equipped for these challenges.

Our technical income statement in 2005 will be impacted by €388m as a result of strengthening American Re's loss reserves. In addition, the hurricane season began earlier than usual, at the start of July. We estimate that Hurricane Dennis will cost the Group over €100m, which is nevertheless within our statistical expectations. We are therefore confident that we will achieve a combined ratio of under 100% in reinsurance, provided major-claims experience for the year 2005 remains within the range of our prognoses.

We expect our premium income for the current business year to fall marginally by 2.3% to €21.9bn if exchange rates remain steady. On the basis of current prices and conditions we anticipate stable premium volume for the future. Even so, we would be prepared to accept further losses in premium as a side effect of our strictly profit-oriented underwriting policy.

Primary insurance

We expect total premium income for primary insurance to rise by 2.7% to €18.0bn in 2005.

New business in life insurance should improve in the second half of the year. Given the sluggish first half-year, we are proceeding on the assumption that new business will decline by about 15% for the year as a whole. In health insurance, we foresee continued growth in the second half of the year. Overall, the life and health segment should grow by 2.6% in 2005.

In property-casualty business, including legal expenses insurance, premiums should rise by 3.0% in 2005. At the same time we expect to be able to keep the combined ratio below 95%, provided that random fluctuations in major losses remain within normal bounds.

Munich Re Group

We estimate that gross premium income will total about €38.0bn for the Munich Re Group as a whole in 2005, or 0.1% less than in the previous year.

The business year 2005 will be affected on the one hand by the burden of €750m from the reserve strengthening at American Re. On the other hand, however, we have also been able to achieve earnings of €563m by selling Allianz shares, thus reducing our stake to under 5%. Both

measures have significantly contributed to a clear reduction in the Group's risks. At the same time, these are non-periodic income and expenses, which largely cancel each other out. Since our active business is potentially very profitable, we are confident that, in the absence of exceptional developments in the area of major claims and on the capital market, we will achieve our return on equity target of 12% after taxes on income in 2005.

Munich, August 2005

The Board of Management



Consolidated balance sheet as at 30 June 2005

Assets				31.12.2004		Change
	€m	**€m**	**€m**	€m	€m	%
A. Intangible assets						
I. Goodwill		**3,270**		3,144	126	4.0
II. Other intangible assets		**1,203**		1,243	–40	–3.2
			4,473	4,387	86	2.0
B. Investments						
I. Real estate		**6,768**		9,046	–2,278	–25.2
II. Investments in affiliated enterprises and associated enterprises		**3,812**		3,883	–71	–1.8
III. Loans		**24,084**		20,310	3,774	18.6
IV. Other securities						
1. Held to maturity	**539**			562	–23	–4.1
2. Available for sale	**129,057**			124,956	4,101	3.3
3. Held for trading	**1,775**			657	1,118	170.2
		131,371		126,175	5,196	4.1
V. Other investments						
1. Deposits retained on assumed reinsurance	**13,912**			14,530	–618	–4.3
2. Miscellaneous	**2,620**			2,869	–249	–8.7
		16,532		17,399	–867	–5.0
			182,567	176,813	5,754	3.3
C. Investments for the benefit of life insurance policyholders who bear the investment risk			**1,532**	1,319	213	16.1
D. Ceded share of underwriting provisions			**7,157**	6,964	193	2.8
E. Receivables			**8,899**	8,683	216	2.5
F. Cash with banks, cheques and cash in hand			**2,661**	2,027	634	31.3
G. Deferred acquisition costs			**8,621**	8,396	225	2.7
H. Deferred tax			**4,375**	4,326	49	1.1
I. Other assets			**4,093**	1,876	2,217	118.2
Total assets			**224,378**	**214,791**	**9,587**	**4.5**

Equity and liabilities			31.12.2004		Change
	€m	**€m**	€m	€m	%
A. Shareholders' equity					
I. Issued capital and capital reserve	**7,388**		7,388	–	–
II. Revenue reserves	**8,229**		7,018	1,211	17.3
III. Other reserves	**5,066**		3,957	1,109	28.0
IV. Consolidated result attributable to Munich Re shareholders	**840**		1,833	–993	–54.2
V. Minority interests	**535**		541	–6	–1.1
		22,058	20,737*	1,321	6.4
B. Subordinated liabilities		**3,416**	3,393	23	0.7
C. Gross underwriting provisions					
I. Unearned premiums	**6,739**		5,874	865	14.7
II. Provision for future policy benefits	**103,103**		101,926	1,177	1.2
III. Provision for outstanding claims	**46,691**		42,839	3,852	9.0
IV. Other underwriting provisions	**11,580**		9,324	2,256	24.2
		168,113	159,963	8,150	5.1
D. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders		**1,548**	1,328	220	16.6
E Other accrued liabilities		**3,759**	3,450	309	9.0
F. Liabilities					
I. Notes and debentures	**1,075**		2,242	–1,167	–52.1
II. Other liabilities	**16,463**		16,612	–149	–0.9
		17,538	18,854	–1,316	–7.0
G. *Deferred tax liabilities*		**7,872**	7,041	831	11.8
H. Other deferred items		**74**	25	49	196.0
Total equity and liabilities		**224,378**	**214,791**	**9,587**	**4.5**

*Adjusted owing to first-time application of IAS 1 (rev. 2003). For details, please see notes on recognition and measurement.

Consolidated income statement for the period 1 January to 30 June 2005

Items	Q1–2 2005	Q1–2 2004 (adjusted)*		Change
	€m	€m	€m	%
1. Gross premiums written	**19,380**	19,676	–296	–1.5
2. Net earned premiums	**17,870**	18,161	–291	–1.6
3. Investment result	**4,974**	4,063	911	22.4
Thereof:				
– Income from associated enterprises	**160**	107	53	49.5
4. Other income	**794**	583	211	36.2
Total income (2–4)	**23,638**	22,807	831	3.6
5. Net expenses for claims and benefits	**15,964**	15,808	156	1.0
6. Net operating expenses	**4,536**	4,205	331	7.9
7. Other expenses	**908**	622	286	46.0
Total expenses (5–7)	**21,408**	20,635	773	3.7
8. Result before amortisation of goodwill	**2,230**	2,172	58	2.7
9. Amortisation of goodwill	**4**	121	–117	–96.7
10. Operating result	**2,226**	2,051	175	8.5
11. Finance costs	**204**	219	–15	–6.8
12. Taxes on income	**1,152**	640	512	80.0
13. Consolidated result	**870**	1,192	–322	–27.0
Thereof:				
– Attributable to Munich Re shareholders	**840**	1,162	–322	–27.7
– Attributable to minority interests	**30**	30	–	–
	€	€	€	%
Earnings per share	**3.68**	5.08	–1.40	–27.6

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Consolidated income statement for the period 1 April to 30 June 2005

Items	**Q2 2005**	Q2 2004 (adjusted)*		Change
	€m	€m	€m	%
1. Gross premiums written	**9,220**	9,318	–98	–1.1
2. Net earned premiums	**9,053**	9,111	–58	–0.6
3. Investment result	**2,517**	2,209	308	13.9
Thereof:				
– Income from associated enterprises	**96**	33	63	190.9
4. Other income	**476**	231	245	106.1
Total income (2–4)	**12,046**	11,551	495	4.3
5. Net expenses for claims and benefits	**8,151**	7,935	216	2.7
6. Net operating expenses	**2,280**	2,070	210	10.1
7. Other expenses	**517**	336	181	53.9
Total expenses (5–7)	**10,948**	10,341	607	5.9
8. Result before amortisation of goodwill	**1,098**	1,210	–112	–9.3
9. Amortisation of goodwill	**4**	66	–62	–93.9
10. Operating result	**1,094**	1,144	–50	–4.4
11. Finance costs	**101**	107	–6	–5.6
12. Taxes on income	**811**	388	423	109.0
13. Consolidated result	**182**	649	–467	–72.0
Thereof:				
– Attributable to Munich Re shareholders	**164**	628	–464	–73.9
– Attributable to minority interests	**18**	21	–3	–14.3
	€	€	€	%
Earnings per share	**0.72**	2.75	–2.03	–73.8

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Consolidated income statement (quarterly breakdown)

Items	**Q2 2005**	Q1 2005	Q4 2004 (adjusted)*	Q3 2004 (adjusted)*	Q2 2004 (adjusted)*	Q1 2004 (adjusted)*
	€m	€m	€m	€m	€m	€m
1. Gross premiums written	**9,220**	10,160	9,139	9,256	9,318	10,358
2. Net earned premiums	**9,053**	8,817	9,318	9,055	9,111	9,050
3. Investment result	**2,517**	2,457	2,311	1,667	2,209	1,854
Thereof:						
– Income from associated enterprises	**96**	64	–462	24	33	74
4. Other income	**476**	318	270	263	231	352
Total income (2–4)	**12,046**	11,592	11,899	10,985	11,551	11,256
5. Net expenses for claims and benefits	**8,151**	7,813	7,820	8,008	7,935	7,873
6. Net operating expenses	**2,280**	2,256	2,545	2,097	2,070	2,135
7. Other expenses	**517**	391	921	291	336	286
Total expenses (5–7)	**10,948**	10,460	11,286	10,396	10,341	10,294
8. Result before amortisation of goodwill	**1,098**	1,132	613	589	1,210	962
9. Amortisation of goodwill	**4**	–	172	51	66	55
10. Operating result	**1,094**	1,132	441	538	1,144	907
11. Finance costs	**101**	103	103	104	107	112
12. Taxes on income	**811**	341	24	48	388	252
13. Consolidated result	**182**	688	314	386	649	543
Thereof:						
– Attributable to Munich Re shareholders	**164**	676	306	365	628	534
– Attributable to minority interests	**18**	12	8	21	21	9
	€	€	€	€	€	€
Earnings per share	**0.72**	2.96	1.34	1.60	2.75	2.33

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Changes in Group shareholders' equity

All figures in €m	Issued capital	Capital reserve	Revenue reserves: Revenue reserves before deduction of own shares	Revenue reserves: Own shares held	Revenue reserves: Unrealised gains and losses	Other reserves: Reserve from currency translation	Other reserves: Valuation result from cash flow hedges	Consolidated result	Minority interests	Total shareholders' equity*
	Shareholders' equity attributable to Munich Re shareholders									
Status at 31.12.2004	**588**	**6,800**	**7,176**	**–158**	**4,621**	**–674**	**10**	**1,833**	**541**	**20,737**
Currency translation	–	–	–	–	–	451	–	–	1	452
Allocation to revenue reserves	–	–	1,376	–	–	–	–	–1,376	–	–
Change in consolidated group	–	–	–13	–	–	–	–	–	3	–10
Change resulting from valuation at equity	–	–	–24	–	77	–	–	–	1	54
Unrealised gains and losses on other securities	–	–	–	–	585	–	–	–	22	607
Consolidated result	–	–	–	–	–	–	–	840	30	870
Dividend	–	–	–	–	–	–	–	–457	–	–457
Share buy-backs	–	–	–	–45	–	–	–	–	–	–45
Changes from cash flow hedges	–	–	–	–	–	–	–4	–	–	–4
Other changes	–	–	–83	–	–	–	–	–	–63	–146
Status at 30.6.2005	**588**	**6,800**	**8,432**	**–203**	**5,283**	**–223**	**6**	**840**	**535**	**22,058**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Changes in Group shareholders' equity

All figures in €m	Shareholders' equity attributable to Munich Re shareholders								Minority interests	Total shareholders' equity*
	Issued capital	Capital reserve	Revenue reserves			Other reserves		Consolidated result		
			Revenue reserves before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2003	**588**	**6,800**	**7,930**	**–107**	**4,511**	**–399**	**10**	**–434**	**483**	**19,382**
Currency translation	–	–	–	–	–	139	–	–	3	142
Allocation to revenue reserves	–	–	–720	–	–	–	–	720	–	–
Change in consolidated group	–	–	1	–	–1	7	–	–	–	7
Change resulting from valuation at equity	–	–	–1	–	139	–	–	–	–	138
Unrealised gains and losses on other securities	–	–	–	–	–1,047	–	–	–	–4	–1,051
Consolidated result	–	–	–	–	–	–	–	1,162	30	1,192
Dividend	–	–	–	–	–	–	–	–286	–	–286
Share buy-backs	–	–	–	–43	–	–	–	–	–	–43
Changes from cash flow hedges	–	–	–	–	–	–	–1	–	–	–1
Other changes	–	–	141	–	–	–	–	–	19	160
Status at 30.6.2004	**588**	**6,800**	**7,351**	**–150**	**3,602**	**–253**	**9**	**1,162**	**531**	**19,640**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Consolidated cash flow statement for the period 1 January to 30 June 2005

	Q1–2 2005 €m	Q1–2 2004 €m
Consolidated result	**870**	1,192
Net change in underwriting provisions	**5,775**	5,850
Change in deferred acquisition costs	**–200**	–457
Change in deposits retained and accounts receivable and payable	**–253**	–2,359
Change in other receivables and liabilities	**549**	–960
Gains and losses on the disposal of investments	**–1,507**	–802
Change in securities held for trading	**–1,125**	–84
Change in other balance sheet items	**289**	–50
Other income/expenses without impact on cash flow	**–82**	521
I. Cash flows from operating activities	**4,316**	2,851
Inflows from the sale of consolidated enterprises	**–**	206
Outflows from the acquisition of consolidated enterprises	**–28**	–57
Change from the acquisition, sale and maturities of other investments	**–673**	–876
Change from the acquisition and sale of investments for unit-linked life insurance	**–130**	–80
Other	**–755**	–63
II. Cash flows from investing activities	**–1,586**	–870
Inflows from increases in capital	**–**	–
Dividend payments	**–468**	–295
Change from other financing activities	**–1,639**	–387
III. Cash flows from financing activities	**–2,107**	–682
Cash flows for the reporting period (I+II+III)	**623**	1,299
Effects of exchange rate changes on cash	**11**	6
Cash at the beginning of the business year	**2,027**	1,884
Cash at the end of the reporting period	**2,661**	3,189

Additional information		
Taxes on income (net)	**170**	463
Interest paid	**328**	406

Segment reporting

Assets	Reinsurance			
	Life and health		Property-casualty	
	30.6.2005 €m	31.12.2004 €m	**30.6.2005 €m**	31.12.2004 €m
A. Intangible assets	**255**	239	**1,335**	1,206
B. Investments				
I. Real estate	**694**	731	**780**	928
II. Investments in affiliated enterprises and associated enterprises	**3,490**	3,449	**3,823**	3,842
III. Loans	**270**	244	**279**	258
IV. Other securities				
1. Held to maturity	**–**	–	**–**	–
2. Available for sale	**21,193**	19,603	**31,834**	30,180
3. Held for trading	**111**	54	**592**	61
	21,304	19,657	**32,426**	30,241
V. Other investments	**9,927**	9,949	**11,468**	11,890
	35,685	34,030	**48,776**	47,159
C. Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–
D. Ceded share of underwriting provisions	**1,389**	1,403	**3,668**	3,483
E. Other segment assets	**5,314**	4,720	**9,276**	9,173
Total segment assets	**42,643**	**40,392**	**63,055**	**61,021**

Primary insurance: Life and health 30.6.2005 €m	Primary insurance: Life and health 31.12.2004 €m	Primary insurance: Property-casualty 30.6.2005 €m	Primary insurance: Property-casualty 31.12.2004 €m	Asset management 30.6.2005 €m	Asset management 31.12.2004 €m	Consolidation 30.6.2005 €m	Consolidation 31.12.2004 €m	Total 30.6.2005 €m	Total 31.12.2004 €m
1,927	1,961	**980**	1,014	**6**	5	**–30**	–38	**4,473**	4,387
5,078	6,642	**189**	710	**28**	43	**–1**	–8	**6,768**	9,046
3,009	3,009	**3,410**	3,361	**115**	119	**–10,035**	–9,897	**3,812**	3,883
24,578	20,893	**1,170**	1,011	**157**	185	**–2,370**	–2,281	**24,084**	20,310
496	518	**43**	44	**–**	–	**–**	–	**539**	562
69,203	68,613	**6,829**	6,532	**29**	28	**–31**	–	**129,057**	124,956
734	247	**338**	295	**–**	–	**–**	–	**1,775**	657
70,433	69,378	**7,210**	6,871	**29**	28	**–31**	–	**131,371**	126,175
1,212	1,597	**753**	390	**2**	373	**–6,830**	–6,800	**16,532**	17,399
104,310	101,519	**12,732**	12,343	**331**	748	**–19,267**	–18,986	**182,567**	176,813
1,532	1,319	**–**	–	**–**	–	**–**	–	**1,532**	1,319
8,947	8,756	**1,664**	1,529	**–**	–	**–8,511**	–8,207	**7,157**	6,964
11,629	10,001	**3,446**	2,801	**175**	183	**–1,191**	–1,570	**28,649**	25,308
128,345	**123,556**	**18,822**	**17,687**	**512**	**936**	**–28,999**	**–28,801**	**224,378**	**214,791**

Segment reporting

Equity and liabilities				Reinsurance
	Life and health		Property-casualty	
	30.6.2005 €m	31.12.2004 €m	**30.6.2005 €m**	31.12.2004 €m
A. Subordinated liabilities	**1,476**	1,453	**1,587**	1,587
B. Gross underwriting provisions				
I. Unearned premiums	**252**	230	**5,130**	4,571
II. Provision for future policy benefits	**18,642**	19,468	**691**	642
III. Provision for outstanding claims	**5,877**	5,238	**35,039**	31,988
IV. Other underwriting provisions	**915**	722	**264**	214
	25,686	25,658	**41,124**	37,415
C. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders	**–**	–	**–**	–
D. Other accrued liabilities	**480**	300	**911**	785
E. Other segment liabilities	**3,661**	3,154	**8,016**	9,337
Total segment liabilities	**31,303**	**30,565**	**51,638**	**49,124**

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
30.6.2005 €m	31.12.2004 €m	**30.6.2005 €m**	31.12.2004 €m	**30.6.2005 €m**	31.12.2004 €m	**30.6.2005 €m**	31.12.2004 €m	**30.6.2005 €m**	31.12.2004 €m
–	–	**363**	353	**–**	–	**–10**	–	**3,416**	3,393
113	79	**1,581**	1,208	**–**	–	**–337**	–214	**6,739**	5,874
90,277	88,155	**319**	278	**–**	–	**–6,826**	–6,617	**103,103**	101,926
2,053	2,010	**4,766**	4,637	**–**	–	**–1,044**	–1,034	**46,691**	42,839
10,628	8,604	**100**	108	**–**	–	**–327**	–324	**11,580**	9,324
103,071	98,848	**6,766**	6,231	**–**	–	**–8,534**	–8,189	**168,113**	159,963
1,548	1,343	**–**	–	**–**	–	**–**	–15	**1,548**	1,328
983	1,024	**1,356**	1,287	**57**	84	**–28**	–30	**3,759**	3,450
17,921	17,642	**5,492**	5,224	**376**	773	**–9,982**	–10,210	**25,484**	25,920
123,523	**118,857**	**13,977**	**13,095**	**433**	**857**	**–18,554**	**–18,444**	**202,320**	**194,054**
						Shareholders' equity		**22,058**	**20,737**
						Total equity and liabilities		**224,378**	**214,791**

Segment reporting

Income statement
1.1–30.6.2005

	Reinsurance			
	Life and health		Property-casualty	
	Q1–2 2005	Q1–2 2004 (adjusted)*	**Q1–2 2005**	Q1–2 2004 (adjusted)*
	€m	€m	**€m**	€m
1. Gross premiums written	**3,907**	3,907	**7,326**	8,024
Thereof:				
– From insurance transactions with other segments	**472**	506	**530**	606
– From insurance transactions with external third parties	**3,435**	3,401	**6,796**	7,418
2. Net earned premiums	**3,693**	3,644	**6,609**	7,381
3. Investment result	**925**	697	**1,254**	1,008
Thereof:				
– Income from associated enterprises	**8**	10	**55**	46
4. Other income	**146**	52	**274**	164
Total income (2–4)	**4,764**	4,393	**8,137**	8,553
5. Net expenses for claims and benefits	**2,995**	3,207	**4,724**	5,032
6. Net operating expenses	**1,044**	810	**1,879**	1,975
7. Other expenses	**142**	35	**280**	114
Total expenses (5–7)	**4,181**	4,052	**6,883**	7,121
8. Result before amortisation of goodwill	**583**	341	**1,254**	1,432
9. Amortisation of goodwill	**–**	–	**–**	46
10. Operating result	**583**	341	**1,254**	1,386
11. Finance costs	**46**	54	**116**	132
12. Taxes on income	**143**	94	**849**	349
13. Consolidated result	**394**	**193**	**289**	**905**
Thereof:				
– Attributable to Munich Re shareholders	**394**	**193**	**289**	**900**
– Attributable to minority interests	**–**	**–**	**–**	**5**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
Q1–2 2005 €m	Q1–2 2004 (adjusted)* €m	**Q1–2 2005 €m**	Q1–2 2004 (adjusted)* €m	**Q1–2 2005 €m**	Q1–2 2004 (adjusted)* €m	**Q1–2 2005 €m**	Q1–2 2004 (adjusted)* €m	**Q1–2 2005 €m**	Q1–2 2004 (adjusted)* €m
6,160	5,865	**3,000**	3,005	**–**	–	**–1,013**	–1,125	**19,380**	19,676
1	2	**10**	11	**–**	–	**–1,013**	–1,125	**–**	–
6,159	5,863	**2,990**	2,994	**–**	–	**–**	–	**19,380**	19,676
5,571	5,203	**1,997**	1,933	**–**	–	**–**	–	**17,870**	18,161
2,584	2,177	**332**	208	**16**	27	**–137**	–54	**4,974**	4,063
90	42	**14**	3	**–7**	6	**–**	–	**160**	107
422	377	**372**	415	**128**	117	**–548**	–542	**794**	583
8,577	7,757	**2,701**	2,556	**144**	144	**–685**	–596	**23,638**	22,807
7,061	6,387	**1,211**	1,182	**–**	–	**–27**	–	**15,964**	15,808
910	761	**704**	661	**–**	–	**–1**	–2	**4,536**	4,205
442	410	**457**	524	**117**	108	**–530**	–569	**908**	622
8,413	7,558	**2,372**	2,367	**117**	108	**–558**	–571	**21,408**	20,635
164	199	**329**	189	**27**	36	**–127**	–25	**2,230**	2,172
–	43	**4**	32	**–**	–	**–**	–	**4**	121
164	156	**325**	157	**27**	36	**–127**	–25	**2,226**	2,051
1	2	**41**	33	**1**	–	**–1**	–2	**204**	219
58	98	**69**	83	**17**	14	**16**	2	**1,152**	640
105	**56**	**215**	**41**	**9**	**22**	**–142**	**–25**	**870**	**1,192**
91	**44**	**198**	**27**	**11**	**20**	**–143**	**–22**	**840**	**1,162**
14	**12**	**17**	**14**	**–2**	**2**	**1**	**–3**	**30**	**30**

Segment reporting

Income statement
1.4–30.6.2005

	Reinsurance			
	Life and health		Property-casualty	
	Q2 2005 **€m**	Q2 2004 (adjusted)* €m	**Q2 2005** **€m**	Q2 2004 (adjusted)* €m
1. Gross premiums written	**1,983**	1,971	**3,409**	3,789
Thereof:				
– From insurance transactions with other segments	**225**	235	**220**	186
– From insurance transactions with external third parties	**1,758**	1,736	**3,189**	3,603
2. Net earned premiums	**1,878**	1,834	**3,317**	3,721
3. Investment result	**495**	366	**670**	568
Thereof:				
– Income from associated enterprises	**6**	2	**26**	17
4. Other income	**93**	15	**175**	74
Total income (2–4)	**2,466**	2,215	**4,162**	4,363
5. Net expenses for claims and benefits	**1,462**	1,592	**2,486**	2,483
6. Net operating expenses	**566**	382	**972**	1,025
7. Other expenses	**81**	30	**166**	102
Total expenses (5–7)	**2,109**	2,004	**3,624**	3,610
8. Result before amortisation of goodwill	**357**	211	**538**	753
9. Amortisation of goodwill	**–**	–	**–**	27
10. Operating result	**357**	211	**538**	726
11. Finance costs	**19**	28	**61**	62
12. Taxes on income	**73**	64	**660**	188
13. Consolidated result	**265**	**119**	**–183**	**476**
Thereof:				
– Attributable to Munich Re shareholders	**265**	**119**	**–183**	**476**
– Attributable to minority interests	**–**	**–**	**–**	**–**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
Q2 2005	Q2 2004 (adjusted)*	**Q2 2005**	Q2 2004 (adjusted)*	**Q2 2005**	Q2 2004 (adjusted)*	**Q2 2005**	Q2 2004 (adjusted)*	**Q2 2005**	Q2 2004 (adjusted)*
€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
3,058	2,878	**1,220**	1,106	**–**	–	**–450**	–426	**9,220**	9,318
–	–	**5**	5	**–**	–	**–450**	–426	**–**	–
3,058	2,878	**1,215**	1,101	**–**	–	**–**	–	**9,220**	9,318
2,810	2,591	**1,048**	965	**–**	–	**–**	–	**9,053**	9,111
1,269	1,166	**191**	111	**3**	15	**–111**	–17	**2,517**	2,209
60	10	**12**	–1	**–8**	5	**–**	–	**96**	33
221	142	**191**	190	**66**	60	**–270**	–250	**476**	231
4,300	3,899	**1,430**	1,266	**69**	75	**–381**	–267	**12,046**	11,551
3,613	3,282	**616**	578	**–**	–	**–26**	–	**8,151**	7,935
402	361	**344**	313	**–**	–	**–4**	–11	**2,280**	2,070
219	153	**241**	252	**59**	54	**–249**	–255	**517**	336
4,234	3,796	**1,201**	1,143	**59**	54	**–279**	–266	**10,948**	10,341
66	103	**229**	123	**10**	21	**–102**	–1	**1,098**	1,210
–	21	**4**	18	**–**	–	**–**	–	**4**	66
66	82	**225**	105	**10**	21	**–102**	–1	**1,094**	1,144
–	1	**21**	17	**–**	–	**–**	–1	**101**	107
18	64	**53**	63	**10**	7	**–3**	2	**811**	388
48	**17**	151	**25**	–	**14**	–99	**–2**	182	**649**
40	**12**	142	**16**	1	**12**	–101	**–7**	164	**628**
8	**5**	9	**9**	–1	**2**	2	**5**	18	**21**

Segment reporting

Investments*	Reinsurance		Primary insurance		Asset management		Total	
	30.6.2005 €m	31.12.2004 €m	**30.6.2005 €m**	31.12.2004 €m	**30.6.2005 €m**	31.12.2004 €m	**30.6.2005 €m**	31.12.2004 €m
Europe	**42,107**	43,074	**109,823**	106,802	**115**	515	**152,045**	150,391
North America	**25,049**	21,540	**1,565**	1,669	**43**	38	**26,657**	23,247
Asia and Australasia	**2,782**	2,517	**881**	625	**3**	3	**3,666**	3,145
Africa, Near and Middle East	**615**	595	**115**	119	**–**	–	**730**	714
Latin America	**710**	485	**283**	142	**8**	8	**1,001**	635
Total	**71,263**	**68,211**	**112,667**	**109,357**	**169**	**564**	**184,099**	**178,132**

*After elimination of intra-Group transactions across segments.

Gross premiums written*	Reinsurance		Primary insurance		Total	
	Q1–2 2005 €m	Q1–2 2004 €m	**Q1–2 2005 €m**	Q1–2 2004 €m	**Q1–2 2005 €m**	Q1–2 2004 €m
Europe	**5,390**	5,965	**9,026**	8,682	**14,416**	14,647
North America	**3,312**	3,533	**53**	63	**3,365**	3,596
Asia and Australasia	**938**	727	**43**	54	**981**	781
Africa, Near and Middle East	**333**	354	**25**	54	**358**	408
Latin America	**258**	240	**2**	4	**260**	244
Total	**10,231**	**10,819**	**9,149**	**8,857**	**19,380**	**19,676**

*After elimination of intra-Group transactions across segments.

Gross premiums written*	Reinsurance		Primary insurance		Total	
	Q2 2005 €m	Q2 2004 €m	**Q2 2005 €m**	Q2 2004 €m	**Q2 2005 €m**	Q2 2004 €m
Europe	**2,529**	2,773	**4,200**	3,935	**6,729**	6,708
North America	**1,679**	1,895	**37**	12	**1,716**	1,907
Asia and Australasia	**437**	351	**29**	4	**466**	355
Africa, Near and Middle East	**166**	186	**7**	28	**173**	214
Latin America	**136**	134	**–**	–	**136**	134
Total	**4,947**	**5,339**	**4,273**	**3,979**	**9,220**	**9,318**

*After elimination of intra-Group transactions across segments.

Notes

Recognition and measurement

This quarterly report as at 30 June 2005 has been prepared in accordance with International Financial Reporting Standards.

In the quarterly financial statements, we have complied with all new and amended IFRS standards whose application is compulsory for the first time for periods beginning on 1 January 2005. The following changes are of significance in this context:

IAS 1, Presentation of Financial Statements, stipulates that for periods beginning on or after 1 January 2005, minority interests have to be shown in the income statement not as expenses before the consolidated result but as appropriation of profit after the consolidated result. Correspondingly, minority interests in the balance sheet have to be shown as part of shareholders' equity.

In order to provide a better insight into our operating result, we show finance costs separately in the income statement for periods beginning on or after 1 January 2005. By finance costs we understand all interest and other expenses attributable to strategic debt. Debt has a strategic character for us if it does not have an original, direct link with our underwriting business. The previous year's figures have been adjusted accordingly.

Under IFRS 2, Share-based Payment, obligations arising out of our long-term incentive plans (stock appreciation rights) have to be measured at fair value for periods beginning on or after 1 January 2005. Up to now, these obligations have been measured at their intrinsic value (difference between current share price and initial share price for the stock appreciation rights). The fair value takes into account not only the intrinsic value but also the possibility of growth in value up to the date of forfeiture or expiry of the rights and is determined on the basis of recognised valuation models, taking into account the exercise conditions. During the two-year vesting period, the amount to be reserved is measured pro rata temporis.

The changeover to fair value requires a one-off adjustment of €11.5m in the provisions concerned, which has been recognised in income in the business year.

Under the new IFRS 3, Business Combinations, and the updated IAS 36, Impairment of Assets, amortisation of goodwill on a straight-line basis has to be discontinued. Instead, the goodwill must be tested for impairment, i.e. the carrying amount of goodwill is compared with the recoverable amount and written down for impairment if necessary.

The amended rules of IAS 16, Property, Plant and Equipment, regarding the calculation of depreciation (component approach) have been taken into account in valuing developed real estate.

The first-time application of other new or amended IFRS standards, particularly IFRS 4, Insurance Contracts, has had no material impact.

The financial statements include adjustments of –€31.4m to the revenue reserves, made in accordance with IAS 8 as a result of a change in valuation methods to improve presentation.

Otherwise, the same principles of recognition, measurement and consolidation have been applied as in our consolidated financial statements as at 31 December 2004.

Changes in the consolidated group

There were no significant changes in the group of consolidated companies in the first six months of 2005.

Foreign currency translation

Munich Re's reporting currency is the euro (€). The following table shows the exchange rates of the most important currencies for our business (exchange rate for €1 in each case):

	Balance sheet		Income statement		Income statement	
	30.6.2005	31.12.2004	**Q2 2005**	Q1 2005	Q2 2004	Q1 2004
Australian dollar	**1.58825**	1.73395	**1.63782**	1.68700	1.68814	1.63427
Canadian dollar	**1.48285**	1.62860	**1.56661**	1.60773	1.63748	1.64815
Pound sterling	**0.67540**	0.70795	**0.67843**	0.69373	0.66688	0.68042
Rand	**8.07945**	7.65770	**8.07194**	7.87516	7.93235	8.46186
Swiss franc	**1.55095**	1.54565	**1.54375**	1.54902	1.53775	1.56825
US dollar	**1.21065**	1.35925	**1.25887**	1.31156	1.20494	1.25018
Yen	**134.1520**	139.2820	**135.3510**	137.0570	132.1350	134.0120

Intangible assets

All figures in €m	30.6.2005	31.12.2004
I. Goodwill	**3,270**	3,144
II. Other intangible assets	**1,203**	1,243
– Software	**445**	461
– Purchased insurance portfolios	**687**	708
– Other	**71**	74
Total	**4,473**	**4,387**

Other securities – Available for sale

	Carrying amounts		Unrealised gains/losses		Amortised cost	
All figures in €m	30.6.2005	31.12.2004	30.6.2005	31.12.2004	30.6.2005	31.12.2004
Fixed-interest securities	**105,666**	102,270	**5,648**	3,764	**100,018**	98,506
Non-fixed-interest securities						
– Shares	**20,588**	19,950	**4,979**	4,342	**15,609**	15,608
– Investment funds	**1,902**	1,743	**274**	168	**1,628**	1,575
– Other	**901**	993	**109**	166	**792**	827
	23,391	22,686	**5,362**	4,676	**18,029**	18,010
Total	**129,057**	**124,956**	**11,010**	**8,440**	**118,047**	**116,516**

Minority interests

These are mainly minority interests in the ERGO Insurance Group.

All figures in €m	30.6.2005	31.12.2004
Unrealised gains and losses	**110**	87
Consolidated result	**30**	59
Other equity components	**395**	395
Total	**535**	**541**

Subordinated liabilities

All figures in €m	30.6.2005	31.12.2004
Munich Re Finance B.V., Amsterdam 6.75%, €3,000m, Bonds 2003/2023 Rating S&P: A–	**2,975**	2,973
Munich Re Finance B.V., Amsterdam 7.625%, £300m, Bonds 2003/2028 Rating S&P: A–	**441**	420
Total	**3,416**	**3,393**

Notes and debentures

All figures in €m	**30.6.2005**	31.12.2004
American Re Corporation, Princeton 7.45%, US$ 500m, Senior Notes 1996/2026 Rating S&P: BBB	**412**	367
ERGO International AG, Düsseldorf 2.25%, €345m, Bonds Exchangeable into E.ON AG Shares 2001/2006 0.75%, €345m, Bonds Exchangeable into Sanofi-Aventis S.A. Shares 2001/2006 Rating S&P: A–	**663**	652
Munich Reinsurance Company, München 1.0%, €1,150m, Bonds Exchangeable into Allianz AG Shares 2000/2005 Rating S&P: A+	**–**	1,223
Total	**1,075**	**2,242**

Munich Reinsurance Company's exchangeable bonds were redeemed in June 2005.

Net earned premiums

	Reinsurance				Primary insurance				Total	
All figures	Life and health		Property-casualty		Life and health		Property-casualty			
in €m*	**Q1–2 2005**	Q1–2 2004	**Q1–2 2005**	Q1–2 2004	**Q1–2 2005**	Q1–2 2004	**Q1–2 2005**	Q1–2 2004	**Q1–2 2005**	Q1–2 2004
Gross premiums written	**3,435**	3,401	**6,796**	7,418	**6,159**	5,863	**2,990**	2,994	**19,380**	19,676
Ceded premiums	**204**	191	**515**	428	**84**	119	**177**	177	**980**	915
Change in unearned premiums	**6**	66	**87**	57	**31**	30	**406**	447	**530**	600
Net earned premiums	**3,225**	3,144	**6,194**	6,933	**6,044**	5,714	**2,407**	2,370	**17,870**	18,161

*After elimination of intra-Group transactions across segments.

	Reinsurance				Primary insurance				Total	
All figures	Life and health		Primary insurance		Life and health		Primary insurance			
in €m*	**Q2 2005**	Q2 2004	**Q2 2005**	Q2 2004	**Q2 2005**	Q2 2004	**Q2 2005**	Q2 2004	**Q2 2005**	Q2 2004
Gross premiums written	**1,758**	1,736	**3,189**	3,603	**3,058**	2,878	**1,215**	1,101	**9,220**	9,318
Ceded premiums	**109**	141	**238**	168	**35**	60	**84**	59	**466**	428
Change in unearned premiums	**–4**	–12	**–179**	–56	**–14**	–13	**–102**	–140	**–299**	–221
Net earned premiums	**1,653**	1,607	**3,130**	3,491	**3,037**	2,831	**1,233**	1,182	**9,053**	9,111

*After elimination of intra-Group transactions across segments.

Investment result

All figures in €m*	Reinsurance Life and health Q1–2 2005	Reinsurance Life and health Q1–2 2004	Reinsurance Property-casualty Q1–2 2005	Reinsurance Property-casualty Q1–2 2004	Primary insurance Life and health Q1–2 2005	Primary insurance Life and health Q1–2 2004	Primary insurance Property-casualty Q1–2 2005	Primary insurance Property-casualty Q1–2 2004	Asset management Q1–2 2005	Asset management Q1–2 2004	Total Q1–2 2005	Total Q1–2 2004
Real estate	**10**	15	**26**	55	**81**	207	**–**	20	**–**	–	**117**	297
Investments in affiliated enterprises	**–**	–	**1**	–1	**4**	–30	**–1**	3	**–**	–	**4**	–28
Investments in associated enterprises	**8**	10	**55**	46	**90**	42	**14**	3	**–7**	6	**160**	107
Loans	**1**	1	**2**	4	**611**	443	**21**	14	**–**	–	**635**	462
Other securities held to maturity	**1**	–	**–**	–	**14**	18	**1**	1	**–**	–	**16**	19
Other securities available for sale												
– Fixed-interest	**471**	402	**528**	449	**1,442**	1,361	**122**	109	**–**	1	**2,563**	2,322
– Non-fixed-interest	**134**	96	**426**	351	**644**	534	**137**	63	**–**	1	**1,341**	1,045
Other securities held for trading												
– Fixed-interest	**–**	–	**2**	2	**3**	–1	**2**	–9	**–**	–	**7**	–8
– Non-fixed-interest	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
– Derivatives	**14**	–5	**48**	–19	**–92**	–55	**–1**	–2	**–**	–	**–31**	–81
Other investments	**295**	144	**33**	38	**34**	–28	**6**	1	**20**	17	**388**	172
Expenses for the management of investments, other expenses	**19**	16	**67**	65	**131**	147	**9**	12	**–**	4	**226**	244
Total	**915**	**647**	**1,054**	**860**	**2,700**	**2,344**	**292**	**191**	**13**	**21**	**4,974**	**4,063**

*After elimination of intra-Group transactions across segments.

All figures in €m*	Reinsurance Life and health Q2 2005	Reinsurance Life and health Q2 2004	Reinsurance Property-casualty Q2 2005	Reinsurance Property-casualty Q2 2004	Primary insurance Life and health Q2 2005	Primary insurance Life and health Q2 2004	Primary insurance Property-casualty Q2 2005	Primary insurance Property-casualty Q2 2004	Asset management Q2 2005	Asset management Q2 2004	Total Q2 2005	Total Q2 2004
Real estate	**6**	5	**9**	21	**8**	94	**1**	10	**–**	–	**24**	130
Investments in affiliated enterprises	**–**	–	**–**	–	**–**	–1	**–1**	2	**–**	–	**–1**	1
Investments in associated enterprises	**6**	2	**26**	17	**60**	10	**12**	–1	**–8**	5	**96**	33
Loans	**–**	1	**1**	2	**267**	226	**12**	7	**–**	–	**280**	236
Other securities held to maturity	**1**	–	**–**	–	**6**	8	**1**	1	**–**	–	**8**	9
Other securities available for sale												
– Fixed-interest	**238**	230	**263**	169	**717**	660	**59**	56	**–**	1	**1,277**	1,116
– Non-fixed-interest	**79**	96	**241**	352	**345**	400	**87**	52	**–**	1	**752**	901
Other securities held for trading												
– Fixed-interest	**–**	–	**2**	2	**2**	–	**1**	–13	**–**	–	**5**	–11
– Non-fixed-interest	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
– Derivatives	**9**	–4	**31**	–17	**–65**	–56	**–2**	–	**–**	–	**–27**	–77
Other investments	**154**	–9	**13**	19	**37**	–25	**3**	1	**9**	8	**216**	–6
Expenses for the management of investments, other expenses	**5**	7	**49**	31	**56**	77	**3**	6	**–**	2	**113**	123
Total	**483**	**314**	**537**	**534**	**1,321**	**1,239**	**170**	**109**	**1**	**13**	**2,517**	**2,209**

*After elimination of intra-Group transactions across segments.

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q1–2 2005**	Q1–2 2004	**Q1–2 2005**	Q1–2 2004	**Q1–2 2005**	Q1–2 2004	**Q1–2 2005**	Q1–2 2004	**Q1–2 2005**	Q1–2 2004	**Q1–2 2005**	Q1–2 2004
Investment income												
Regular income	**801**	638	**738**	751	**2,268**	2,263	**192**	195	**25**	22	**4,024**	3,869
Income from write-ups	**32**	8	**108**	30	**88**	64	**2**	5	**–**	–	**230**	107
Gains on the disposal of investments	**164**	108	**532**	438	**946**	741	**143**	81	**–**	6	**1,785**	1,374
Other income	**–**	–	**–**	–	**89**	34	**–**	–	**–**	–	**89**	34
	997	754	**1,378**	1,219	**3,391**	3,102	**337**	281	**25**	28	**6,128**	5,384
Investment expenses												
Writedowns on investments	**28**	20	**114**	121	**352**	162	**17**	34	**–**	–	**511**	337
Losses on the disposal of investments	**25**	43	**89**	133	**138**	353	**17**	43	**9**	–	**278**	572
Management expenses, interest expenses and other expenses	**29**	44	**121**	105	**201**	243	**11**	13	**3**	7	**365**	412
	82	107	**324**	359	**691**	758	**45**	90	**12**	7	**1,154**	1,321
Total	**915**	**647**	**1,054**	**860**	**2,700**	**2,344**	**292**	**191**	**13**	**21**	**4,974**	**4,063**

*After elimination of intra-Group transactions across segments.

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q2 2005**	Q2 2004	**Q2 2005**	Q2 2004	**Q2 2005**	Q2 2004	**Q2 2005**	Q2 2004	**Q2 2005**	Q2 2004	**Q2 2005**	Q2 2004
Investment income												
Regular income	**436**	293	**429**	389	**1,242**	1,182	**117**	114	**11**	10	**2,235**	1,988
Income from write-ups	**24**	4	**77**	15	**76**	11	**1**	4	**–**	–	**178**	34
Gains on the disposal of investments	**80**	74	**245**	295	**358**	341	**74**	39	**–**	6	**757**	755
Other income	**–**	–	**–**	–	**57**	8	**–**	–	**–**	–	**57**	8
	540	371	**751**	699	**1,733**	1,542	**192**	157	**11**	16	**3,227**	2,785
Investment expenses												
Writedowns on investments	**18**	12	**74**	57	**262**	71	**7**	16	**–**	–	**361**	156
Losses on the disposal of investments	**15**	14	**57**	49	**67**	115	**11**	23	**9**	–	**159**	201
Management expenses, interest expenses and other expenses	**19**	31	**83**	59	**83**	117	**4**	9	**1**	3	**190**	219
	52	57	**214**	165	**412**	303	**22**	48	**10**	3	**710**	576
Total	**488**	**314**	**537**	**534**	**1,321**	**1,239**	**170**	**109**	**1**	**13**	**2,517**	**2,209**

*After elimination of intra-Group transactions across segments.

Net expenses for claims and benefits

All figures in €m*	Reinsurance Life and health Q1–2 2005	Q1–2 2004	Property-casualty Q1–2 2005	Q1–2 2004	Primary insurance Life and health Q1–2 2005	Q1–2 2004	Property-casualty Q1–2 2005	Q1–2 2004	Total Q1–2 2005	Q1–2 2004
Gross	**2,667**	2,693	**4,824**	5,005	**7,602**	7,135	**1,540**	1,514	**16,633**	16,347
Ceded share	**143**	105	**358**	239	**90**	125	**78**	70	**669**	539
Net	**2,524**	2,588	**4,466**	4,766	**7,512**	7,010	**1,462**	1,444	**15,964**	15,808

*After elimination of intra-Group transactions across segments.

All figures in €m*	Reinsurance Life and health Q2 2005	Q2 2004	Property-casualty Q2 2005	Q2 2004	Primary insurance Life and health Q2 2005	Q2 2004	Property-casualty Q2 2005	Q2 2004	Total Q2 2005	Q2 2004
Gross	**1,265**	1,376	**2,565**	2,394	**3,849**	3,628	**772**	757	**8,451**	8,155
Ceded share	**21**	107	**229**	84	**42**	19	**8**	10	**300**	220
Net	**1,244**	1,269	**2,336**	2,310	**3,807**	3,609	**764**	747	**8,151**	7,935

*After elimination of intra-Group transactions across segments.

Effect of the reserve strengthening at American Re

Expenses for strengthening reserves for American Re for own account as per US GAAP before and after tax	US$ m	1,426
+ Munich Reinsurance Company's share of retrocessions	US$ m	203
= Subtotal for American Re and Munich Reinsurance Company	US$ m	1,629
Or in balance sheet currency (exchange rate: €1 = US$ 1.25887)	€m	1,294
– Already covered by IBNR reserves at Group level	€m	906
= Net Group expenses **before** tax	€m	388

Net operating expenses

All figures in €m*	Reinsurance Life and health Q1–2 2005	Q1–2 2004	Property-casualty Q1–2 2005	Q1–2 2004	Primary insurance Life and health Q1–2 2005	Q1–2 2004	Property-casualty Q1–2 2005	Q1–2 2004	Total Q1–2 2005	Q1–2 2004
Gross	**971**	839	**1,875**	1,918	**1,029**	874	**862**	820	**4,737**	4,451
Ceded share	**49**	127	**139**	93	**–5**	8	**18**	18	**201**	246
Net	**922**	712	**1,736**	1,825	**1,034**	866	**844**	802	**4,536**	4,205

*After elimination of intra-Group transactions across segments.

All figures in €m*	Reinsurance Life and health Q2 2005	Q2 2004	Property-casualty Q2 2005	Q2 2004	Primary insurance Life and health Q2 2005	Q2 2004	Property-casualty Q2 2005	Q2 2004	Total Q2 2005	Q2 2004
Gross	**542**	393	**953**	996	**465**	429	**423**	388	**2,383**	2,206
Ceded share	**51**	81	**50**	32	**–11**	4	**13**	19	**103**	136
Net	**491**	312	**903**	964	**476**	425	**410**	369	**2,280**	2,070

*After elimination of intra-Group transactions across segments.

Number of staff

The number of staff employed by the Group as at 30 June 2005 totalled 29,571 (29,851) in Germany and 11,070 (11,111) in other countries.

	30.6.2005	31.12.2004
Reinsurance companies	**6,738**	6,612
Primary insurance companies	**33,221**	33,703
Asset management	**682**	647
Total	**40,641**	**40,962**

Contingent liabilities, other financial commitments

In comparison with the situation at 31 December 2004 there have been no material changes in financial commitments of significance for the assessment of the Group's financial position. No contingent liabilities have been entered into for the benefit of Board members.

Events after the balance sheet date

In July, we actively continued our systematic implementation of risk diversification and reduced our stake in Allianz to below 5%, realising a gain on disposal of €563m in the process.

In connection with the reserve strengthening at American Re, Munich Reinsurance Company is reinforcing American Re's capital base by US$ 1.1bn and converting two financing instruments totalling €1.6bn into equity capital.

Earnings per share

The earnings per share figure is calculated by dividing the consolidated net income for the reporting period by the weighted average number of shares.

		Q1–2 2005	Q1–2 2004	**Q2 2005**	Q2 2004
Consolidated result attributable to Munich Re shareholders	€m	**840**	1,162	**164**	628
Weighted average number of shares		**228,436,795**	228,996,936	**228,355,091**	228,911,258
Earnings per share	€	**3.68**	**5.08**	**0.72**	**2.75**

Important dates

7 November 2005	Interim report at 30 September 2005
13 March 2006	Balance sheet meeting of the Supervisory Board
14 March 2006	Annual report for the business year 2005
14 March 2006	Press conference and analysts' conference
19 April 2006	Annual General Meeting
9 May 2006	Interim report at 31 March 2006
3 August 2006	Interim report at 30 June 2006
7 November 2006	Interim report at 30 September 2006

The official German original of this quarterly report is also available from the Company. In addition, you will find copies of our annual reports and interim reports, along with further current information about Munich Re and its shares, on our internet website (http://www.munichre.com).

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Tel.: +49 (0) 89/38 91-39 01
Fax: +49 (0) 89/38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Tel.: +49 (0) 89/38 91-25 04
Fax: +49 (0) 89/38 91-35 99
E-mail: presse@munichre.com

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
Tel.: +49(0)89/3891-0
Fax: +49(0)89/399056
http://www.munichre.com

Responsible for content
Central Division: Group Accounting

Printed by
Druckerei Fritz Kriechbaumer
Wettersteinstrasse 12
82024 Taufkirchen, Germany



Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München

Order number: 302–04652

Munich Re Group Quarterly Report

TAB7

Münchener Rück
Munich Re Group



Supervisory Board

Dr. Hans-Jürgen Schinzler (Chairman)

Board of Management

Dr. Nikolaus von Bomhard (Chairman)

Dr. Thomas Blunck (from 1 October 2005)

Georg Daschner

Dr. Heiner Hasford

Stefan Heyd (until 31 December 2005)

Dr. Torsten Jeworrek

Christian Kluge

John Phelan

Dr. Detlef Schneidawind (until 31 December 2005)

Dr. Jörg Schneider

Dr. Wolfgang Strassl (from 1 October 2005)

Karl Wittmann

125 years
Preferred partner in risk

Munich Re Group

Key figures (IFRS)

		Q1–3 2005	Q1–3 2004	Change in %	Q3 2005	Q3 2004	Change in %
Gross premiums written	€m	**28,625**	28,932	–1.1	**9,245**	9,256	–0.1
Investment result	€m	**8,052**	5,730	40.5	**3,078**	1,667	84.6
Result before amortisation of goodwill	€m	**2,883**	2,761*	4.4	**653**	589*	10.9
Taxes on income	€m	**1,206**	688	75.3	**54**	48	12.5
Consolidated result	€m	**1,383**	1,578*	–12.4	**513**	386*	32.9
Thereof attributable to minority interests	€m	**51**	51	–	**21**	21	–
Earnings per share	€	**5.83**	6.68	–12.7	**2.16**	1.60	35.0
Combined ratio							
– Reinsurance non-life	%	**108.2**	98.8		**124.6**	105.8	
– Primary insurance property-casualty	%	**93.5**	92.2		**91.4**	90.0	

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

		30.9.2005	31.12.2004	Change in %
Investments	€m	**186,610**	178,132	4.8
Shareholders' equity	€m	**22,685**	20,737*	9.4
Net underwriting provisions	€m	**164,167**	154,327	6.4
Staff		**40,406**	40,962	–1.4
Share price	€	**95.00**	90.45	5.0
Munich Re's market capitalisation	€bn	**21.8**	20.8	5.0

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Contents

To our shareholders	2
Key parameters	5
Business experience from 1 January to 30 September 2005	
– Reinsurance	6
– Primary insurance	9
– Asset management	12
Prospects	15
Financial statements as at 30 September 2005	18
Important dates	43

To our shareholders



Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

Dear Shareholders,

Severe natural catastrophes have dominated the headlines since the beginning of the third quarter. The effects of the Atlantic hurricanes in particular have hit insurers and reinsurers hard. Starting as early as the middle of the year, an unprecedented number of tropical cyclones developed, leading to terrible damage in areas with high population density and high concentrations of values. This has almost pushed into the background the fact that there were widespread flood disasters in India and in Europe, particularly Switzerland, with considerable costs for the insurance industry. Other lines of insurance such as aviation recorded an above-average number of major losses in the third quarter as well.

The quite exceptional accumulation of major-loss events has had a substantial impact on our quarterly result and will also affect the result for the fourth quarter. You can find the meteorological facts and concrete consequences for our figures in the following pages of this report. Here I will attempt to subject the events to an evaluation.

It is quite natural that Munich Re, as the world's leading reinsurer, is affected to a special extent by such catastrophes. I drew attention to this last year, when we were also confronted by many severe storms. Our net claims burden from the reinsurance of natural catastrophes in the third quarter totals €1.2bn (2004: €554m), and our combined ratio for the first nine months has increased to 108.2% (2004: 98.8%) as a result. What conclusions can be drawn from this? These figures do not mean very much in themselves, if they are not viewed in relation to Munich Re's ability to absorb such losses and to the resilience of our projected result.

Two aspects are of importance to me here:

With random catastrophes even of this magnitude, Munich Re continues to be in a position to retain substantial portions of the risk, rather than merely to perform a risk-distribution function. We must therefore be willing to accept fluctuations in results caused by such losses. From the medium term perspective, we remain the preferred partner in risk for our clients, securing the sustained profitability of our business and turning risk into value.

At the same time, our risk model has to reflect the actual hazard potential as realistically as possible. Professional risk management – from underwriting principles, budgeting and portfolio diversification to the structuring of retrocessions – must then ensure that the loss to be expected for each scenario is financially bearable. Of course, every catastrophe event provides new insights, which we take into account in our risk modelling and our risk management. This will also be the case after this year's series of storm events.

The figures for Hurricane Katrina, which caused by far the most serious damage, demonstrate the altered significance of retrocession for risk management. An estimated gross claims burden for the reinsurance group of €1.2bn contrasts with an estimated net claims burden after tax of €560m. In other words, the effects of retrocession are considerable. Up until about five years ago, our retrocession consisted mainly of comparatively small relief covers for individual lines of business. In the meantime, it has been gradually incorporated into our integrated risk management and embraces not only traditional covers but also innovative elements such as natural catastrophe bonds. Thus in our retrocession we want to utilise the whole repertoire of effective portfolio management tools to protect our financial resources from peak burdens and earn the best possible return on the capital deployed.

This strategy, enabling us to minimise the risks on the liabilities side of the balance sheet, is part of "derisking", which we have recently also pursued in our investments. It gives an indication of our integrated approach to risk management, which considers both sides of the balance sheet. From the entrepreneurial point of view, what we are endeavouring to do is to optimise the allocation of risk capital to our core business and to create scope for expanding our business.

We see particularly good opportunities for this at present in reinsurance. The recent natural catastrophes have been a fresh reminder of how important sufficient high-quality insurance and reinsurance cover is, especially in property-casualty business. We intend to actively utilise the business opportunities arising from this changed market environment for reinsurance in the forthcoming treaty renewals. And it remains our declared aim only to accept risk-adequate prices and conditions. This applies not only to the business affected by the catastrophes but to all lines.

Ladies and gentlemen, in view of recent events, I have concentrated in this letter on a single topic. To conclude, however, a few words on the result for the business year 2005. Barring any further severe losses – and I count those caused by Hurricane Wilma in the losses incurred to date – I am confident that after inclusion of our investment result we will achieve our return target for the year.

Yours sincerely,



Key parameters

- **Global economic growth still strong**
- **Oil price hits new all-time high after Hurricane Katrina**
- **Improved outlook for the reinsurance markets**

The global economy continued to expand in the third quarter of 2005, maintaining the trend of the previous quarters, albeit with somewhat lower growth rates than last year. China and the USA were once more the principal engines of the global economy. Attention remained focused on the high oil price, which in the aftermath of Hurricane Katrina climbed to a new all-time high of US$ 67 per barrel.

According to initial estimates, the US economy showed a gain in momentum in the third quarter. Recent economic data from the eurozone also points to a slight acceleration in growth here. The ifo business climate index for Germany, for example, rose again marginally in September. Not least owing to the high unemployment rate, however, private consumption in Germany remained weak.

In Japan, domestic demand lost impetus. However, in China growth remained strong. The gradual slowdown of the world economy will probably have an effect on the economic data of emerging economies in Asia, Eastern Europe and Latin America.

On the foreign exchange markets, the euro recovered initially in the period under review, but then fell back to a rate of around US$ 1.20, its level at the beginning of the quarter. The Federal Reserve continued its policy of interest-rate increases in 0.25% stages. At the end of the quarter, the federal funds rate stood at 3.75%. By contrast, the European Central Bank retained its key interest rate at 2.00% in the period under review. Long-term interest rates in the USA and the eurozone rose until the beginning of August but then, especially in Europe, receded again owing to growing concerns about the economy. On the stock markets, the most important European indices and the Japanese Nikkei 225 advanced considerably, whereas in the USA the S&P 500 improved only slightly.

For the coming 12 months, we expect a moderate cooling of the global economy, proceeding from the USA and China. In the eurozone, a slight upturn in the domestic economy in the coming year should increase economic momentum somewhat. The main risks for the global economy continue to lie in geopolitical threats. In addition, there are the global imbalances, above all the large US budget and current account deficit, but also the uncertainty regarding the further trend in energy prices.

On the insurance markets, the high number of loss events worldwide in the third quarter (air crashes, floods in Europe, Atlantic hurricanes such as Katrina or Rita) hit individual market players hard, with some substantial claims burdens in relation to their equity capital. At the same time, these events underlined again the absolute necessity of risk-adequate pricing, terms and conditions.

Therefore, we take a more positive view of the reinsurance markets than three months ago. In property reinsurance, we expect rates to rise markedly in the forthcoming renewals, especially for catastrophe covers.

The outlook for the German primary insurance sector is significantly determined by the development of the German economy as a whole, which looks as if it will remain subdued. In the long term, however, the need for individual citizens to place more emphasis on private provision should provide additional impetus for growth.

Business experience from 1 January to 30 September 2005

Reinsurance

- **Consolidated result for the first three quarters of €1,027m**
- **Renewals as at 1 July 2005 within target requirements**
- **Combined ratio of 108.2% significantly burdened by natural catastrophes**

As in the same period last year, the Munich Re Group's reinsurance business in the third quarter 2005 was greatly influenced by severe natural catastrophes. Compared with the third quarter last year, the operating result for the period from July to September 2005 declined by 16.5% to €313m, whereas in the first nine months of 2005, it increased to €2,150m, a rise of 2.3% as against the same period last year. The good performance of our basic business and the capital gain from the reduction of our stake in Allianz more than compensated for the exceptional claims burdens from the hurricanes in the third quarter and the increase in the loss reserves of our US subsidiary American Re in the second quarter. The consolidated result in reinsurance rose to €344m (294m)* in the third quarter and totalled €1,027m (1,392m) in the first three quarters.

Premium income fell by 0.7% to €5.51bn (5.55bn) in the third quarter. As at 30 September 2005, premium was down 4.2% on the same period last year, totalling €16.7bn (17.5bn).

Given the minor fluctuations of the euro against the most important currencies for us, changes in exchange rates did not have any major influence on the development of our premium income in the third quarter.

Gross premiums by division Q1–3 2005


Special and Financial Risks 9% (9%)
Corporate Underwriting/Global Clients 15% (16%)
North America 12% (14%)
Asia, Australasia, Africa 9% (7%)
Life and Health 35% (33%)
Europe 1 8% (8%)
Europe 2/Latin America 12% (13%)

*The following principle applies to the reporting: figures relating to previous periods have partially been adjusted owing to the first-time application of IAS 1 (rev. 2003). For details, please see notes on recognition and measurement.

In the life and health segment, we recorded premium income of €1.9bn (1.8bn) in the third quarter, 5.3% more than in the same period last year. In the first nine months of 2005, premium rose by 1.7% to €5.8bn (5.7bn). While premium income in life reinsurance grew, premium volume in health decreased, mainly because of reductions in shares and higher primary insurer retentions. The operating result in the life and health segment increased to €346m (169m) for the third quarter and €929m (510m) for the first nine months.

As in the preceding renewals this year, the property-casualty reinsurance negotiations as at 1 July 2005 generally fulfilled our high expectations. We sustained the profitability of our portfolio with stable conditions, even though individual markets and lines of business showed a mixed picture. The latest renewals were essentially characterised by higher primary insurer retentions and price increases for loss-affected treaties but also by marginally lower prices and higher reinsurance capacity. We continued to put profitability before growth in underwriting. The prerequisites for treaty renewal were risk-adequate prices and conditions. Where these could not be obtained, we refrained from writing the business. For both new business and renewals, the conditions we obtained were generally attractive.

In property-casualty reinsurance, the non-renewal of the net quota share treaty with Royal & SunAlliance as at 1 January 2005 adversely affected premium income in the third quarter 2005, as it had from January to June. Likewise, American Re's withdrawal from US business where prices and conditions did not meet our requirements also made itself felt. The resulting losses in premium were partially offset by newly acquired business, especially from the Asian region. Overall, premiums decreased by 3.7% to €3.6bn (3.7bn) in the quarter under review. For the first nine months, premium income in this segment totalled €10.9bn (11.7bn), 7.1% less than in the previous year.

At €1,367m (639m), major-loss expenditure was above average in the third quarter. The tropical cyclone season in the Atlantic Ocean began uncommonly early this year, with Hurricanes Dennis and Emily striking in mid-July. The Munich Re Group's losses from these two natural catastrophes amount to €31m. Katrina, the third major hurricane in 2005, left a trail of devastation in its path from the southern tip of Florida across the Gulf of Mexico, especially where it made landfall on the US Gulf Coast. With wind speeds of up to 280 km/h and peak gusts of up to 350 km/h, Katrina was one of the severest storms ever to hit the Gulf of Mexico and one of the worst natural disasters in the history of the United States. Although hundreds of thousands of people from the area around New Orleans fled the storm, over a thousand people perished. The city and area around New Orleans were hit very hard. After the levees failed, parts of New Orleans lay under more than seven metres of water. The Munich Re Group's loss burdens will be limited by the retrocession covers concluded for the general lines of property business. On the basis of an overall economic loss of more than US$ 100bn, some US$ 30bn of which we assume was insured, we expect a burden for Munich Re of approximately €1,190m and of €817m after taking retrocession covers into account. However, the uncertainties are still high, especially with regard to the insured market loss.

Although Hurricane Rita, which followed in September, reached a loss potential similar to Katrina's in the course of its development, it caused far less devastation in the end. At present, we anticipate losses for the Munich Re Group of around €260m before tax.

Altogether, the Group's burden from the Atlantic cyclones in the third quarter of 2005 was €1.5bn before retrocessions and €1.1bn after; the post-tax impact on the Group result was around €750m.

In the third quarter, we also had to cope with considerable flood losses in other parts of the world. In August, heavy rains triggered floods in the German, Austrian and Swiss Alps, which we expect will result in a burden on the pre-tax result of approximately €115m. This is the most expensive natural catastrophe in Switzerland to date and the severest since the earthquake in Basle in 1356. On top of this, the Indian city of Mumbai was ravaged by floods caused by the heaviest monsoon rains in nearly 100 years, resulting in hundreds of fatalities. We anticipate that this natural catastrophe will cost us about €30m.

At €1,390m (554m), the cost burden from natural catastrophes for the first nine months of 2005 is far above the average. Of this total, €1,240m was attributable to the third quarter alone.

The combined ratio therefore stood at 124.6% (105.8%) for the months of July to September 2005 and at 108.2% (98.8%) for the first three quarters. It includes 12.6 percentage points for natural catastrophes and 3.5 percentage points for the strengthening of American Re's loss reserves in the second quarter.

Our reinsurers' investment result came to €1.5bn (0.8bn) between July and September and €3.6bn (2.5bn) in the first nine months. This favourable development compared with the previous year is primarily the result of three factors: lower writedowns, lower losses on disposals, and higher gains from the reduction of our portfolio of participating interests.

Key reinsurance figures

		Q1–3 2005	Q1–3 2004	**Q3 2005**	Q3 2004
Gross premiums written	€bn	**16.7**	17.5	**5.5**	5.5
Loss ratio non-life	%	**79.8**	70.8	**97.0**	77.5
Expense ratio non-life	%	**28.4°**	28.0	**27.6**	28.3
Combined ratio non-life	%	**108.2**	98.8	**124.6**	105.8
Thereof natural catastrophes	Percentage points	**12.6**	4.6	**32.9**	14.2
Investment result	€m	**3,637**	2,460	**1,458**	755
Result before amortisation of goodwill	€m	**2,150**	2,173	**313**	400
Consolidated result	€m	**1,027**	1,392	**344**	294
Thereof attributable to minority interests	€m	**–**	5	**–**	–

		30.9.2005	31.12.2004
Investments	€bn	**85.9**	81.2
Net underwriting provisions	€bn	**62.6**	58.2

Primary insurance

- **Consolidated result for the first three quarters at €457m and thus about 150% higher than last year**
- **Premium growth of 0.6% in life insurance; new business in the third quarter 5.2% up on the same quarter last year**
- **Increased sales of supplementary health insurances**
- **New tariff in motor insurance introduced as at 1 July**
- **Karlsruher Insurance Group sold at the beginning of October**

The primary insurers in the Munich Re Group – ERGO, Karlsruher, Europäische Reiseversicherung and the Watkins Syndicate – continued their very good development in the third quarter. Compared with the same period last year, the operating result improved to €298m (151m). For the first nine months it rose to €787m (464m). At €457m (183m), the consolidated result for the primary insurance segment was substantially higher than in the same period last year.

Gross premiums written grew by 0.7% to €4.13bn (4.10bn) in the months July to September and show a rise of 2.5% to €13.3bn (13.0bn) since the beginning of the year. In the life and health segment, growth for the first nine months reached 3.5%. The property-casualty segment (including legal expenses insurance) recorded slight premium growth of 0.2% for this period.

Gross premiums by class of insurance Q1–3 2005


Property-casualty 26% (27%)
Legal expenses 5% (5%)
Life 41% (42%)
Health 28% (26%)

In life insurance, premium income was 3.3% lower than in the same quarter last year, totalling €1.7bn (1.8bn). Premium volume from January to September amounted to €5.43bn (5.40bn), an increase of 0.6% on the first nine months of last year. Including the savings premiums of unit-linked life insurance and capitalisation products like "Riester" pensions, premiums grew by 5.2%. For the ERGO life insurers new business in Germany in the first quarter of 2005 had been 8.2% down on the same quarter last year, as was to be expected after the year-end boom in 2004, despite some of these policies not being placed to account until the new year. Since then, new business has noticeably recovered and was 5.2% higher in the third quarter than in the same period last year. Altogether, owing to the subdued start to 2005, new business production since the beginning of the year is 3.6% lower than in the same period last year.

In health insurance, premium income grew to €1.2bn (1.1bn) in the third quarter, a rise of 6.5% on the same period last year. From January to September, premium was up 8.2% to €3.7bn (3.4bn). The better figures for Germany are partly attributable to the fact that at the beginning of the year we raised premiums for in-force policies to take account of the rise in healthcare costs. We were again very successful in selling supplementary insurances. Compared with last year, the number of persons insured increased by 1.6% in comprehensive insurance and by 11.0% in supplementary insurance, not least due to our partnerships with statutory health insurers and clients' growing need to make private provision.

In property-casualty business, including legal expenses insurance, we recorded premium income of €1.18bn (1.17bn) in the third quarter, representing slight growth of 1.3% compared with the same period last year. From January to September, our primary insurers wrote gross premiums of €4.18bn (4.17bn), or 0.2% more than in the same period last year. In personal lines business, growth was especially good in homeowners and liability insurance. With the scheduled introduction of a new motor tariff as at 1 July, which takes into account additional and more individual client risk features, we have responded to the keener price competition in German motor insurance. In this tariff, we have remained true to our principle of "profitability takes precedence over growth".

Despite the flooding in Bavaria and Austria, claims experience in the third quarter of 2005 was normal. Including legal expenses insurance, the combined ratio amounts to 91.4% (90.0%) and is thus, as expected, only slightly higher than the ratio for the same period last year, in which exceptionally low claims costs were incurred.

The primary insurers' investment result totalled €1.6bn (0.9bn) for the third quarter and showed a year-on-year rise of 36.7% to €4.5bn (3.3bn) for the first three quarters. We have taken advantage of the positive capital market environment to further reduce our investments in the financial sector. Owing to the favourable development of the stock markets and in particular to the fall in interest rates, net unrealised gains increased compared with the end of 2004.

At the beginning of the fourth quarter, Munich Re and Württembergische Leben agreed on the sale of the Karlsruher Insurance Group. As a result, Munich Re will sell its 90%-plus stake in Karlsruher Lebensversicherung AG. The transaction is subject to the approval of the regulatory authorities.

The buyer, Württembergische Leben, is a good partner for Karlsruher Leben with its strong regional orientation. The Karlsruher Insurance Group wrote gross premiums of €1,285m and recorded a consolidated result of €21m in the business year 2004.

Key primary insurance figures

		Q1–3 2005	Q1–3 2004	Q3 2005	Q3 2004
Gross premiums written	€bn	**13.3**	13.0	**4.1**	4.1
Loss ratio property-casualty	%	**58.2**	58.6	**58.4**	58.5
Expense ratio property-casualty	%	**32.8**	32.2	**30.3**	30.6
Combined ratio property-casualty	%	**91.0**	90.8	**88.7**	89.1
Combined ratio legal expenses insurance	%	**101.5**	97.7	**100.4**	93.1
Combined ratio property-casualty including legal expenses insurance	%	**93.5**	92.2	**91.4**	90.0
Investment result	€m	**4,514**	3,302	**1,598**	917
Result before amortisation of goodwill	€m	**791**	565	**298**	177
Consolidated result	€m	**457**	183	**137**	86
Thereof attributable to minority interests	€m	**54**	48	**23**	22

		30.9.2005	31.12.2004
Investments	€bn	**118.7**	115.2
Net underwriting provisions	€bn	**101.4**	96.1

Key figures of the ERGO Insurance Group

		Q1–3 2005	Q1–3 2004	Q3 2005	Q3 2004
Gross premiums written	€m	**11,796**	11,473	**3,689**	3,698
Loss ratio property-casualty	%	**57.9**	58.9	**58.5**	60.4
Expense ratio property-casualty	%	**33.0**	32.2	**31.7**	30.7
Combined ratio property-casualty	%	**90.9**	91.1	**90.2**	91.1
Combined ratio legal expenses insurance	%	**99.7**	97.5	**100.8**	93.3
Combined ratio property-casualty including legal expenses insurance	%	**93.0**	92.6	**92.6**	91.6
Investment result	€m	**4,215**	3,260	**1,552**	980
Result before amortisation of goodwill	€m	**755**	542	**308**	165
Consolidated result	€m	**414**	207	**149**	83
Thereof attributable to minority interests	€m	**18**	31	**11**	14

		30.9.2005	31.12.2004
Investments	€m	**98,851**	97,001
Shareholders' equity	€m	**4,069**	3,506
Net underwriting provisions	€m	**90,281**	85,494

Asset management

- **Investments in financial sector further reduced**
- **Pleasing investment result of €8,052m (5,730m) for the first three quarters**
- **Assets of around €2.6bn (2.4bn) in MEAG retail funds**

In the third quarter, which is traditionally difficult for equities, Hurricanes Katrina and Rita gave rise to considerable volatility on the stock markets. Despite the uncertainties surrounding the further development of the economy in the USA, the most important indices recorded gains. The S&P 500, the lead index for US shares, climbed by 3.2%. It thus shows a rise of 1.4% since the beginning of the year. The EURO STOXX 50 advanced by 7.8% in the past quarter, making its gain this year 16.2%. The Japanese Nikkei 225 registered an even more pronounced increase of 17.2% in the third quarter.

Money market rates and yields on ten-year German government bonds moved sideways in narrow bands in the period under review, remaining almost unchanged compared with the previous quarter at 2.18% and 3.15% respectively. In the USA, on the other hand, yields rose by 0.3 to 0.5 percentage points over the whole maturities range. This was a market reaction to the Federal Reserve's increase in the federal funds rate to 3.75%. At the end of the third quarter, the yield on ten-year US government bonds stood at 4.32%.

The exchange rate for the US dollar against the euro at the end of the quarter was US$ 1.20, almost the same level as at the beginning.

Our strategy of reducing the concentration risk of our investments in the German financial services sector was taken a stage further in the third quarter, when we cut back our stake in Allianz by almost three percentage points to just under 5%, realising a capital gain of €563m. In the first half-year, we had already reduced our participation in Commerzbank to just below 5% and sold our interest in BHW. In addition, the Munich Re Group had disposed of its shareholding in MAN.

As far as the Munich Re Group's investment of 18.3% in HypoVereinsbank is concerned, we have accepted UniCredit's exchange offer. On completion of the exchange, our Group's stake in UniCredit will be at least 6.3%, approximately half of which will be held by Munich Re and half by the ERGO Insurance Group.

Investment mix

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**30.9. 2005**	31.12. 2004	**30.9. 2005**	31.12. 2004	**30.9. 2005**	31.12. 2004	**30.9. 2005**	31.12. 2004	**30.9. 2005**	31.12. 2004	**30.9. 2005**	31.12. 2004
Real estate	**692**	731	**780**	928	**5,078**	6,634	**191**	710	**28**	43	**6,769**	9,046
Investments in affiliated enterprises	**15**	14	**17**	16	**54**	45	**125**	69	**12**	14	**223**	158
Investments in associated enterprises	**685**	625	**807**	753	**1,561**	1,726	**523**	543	**67**	78	**3,643**	3,725
Loans	**74**	40	**69**	34	**24,890**	19,279	**1,293**	929	**28**	28	**26,354**	20,310
Other securities held to maturity	**–**	–	**–**	–	**476**	518	**14**	44	**–**	–	**490**	562
Other securities available for sale												
– Fixed-interest	**16,859**	15,230	**27,357**	24,707	**57,471**	57,791	**4,619**	4,533	**12**	9	**106,318**	102,270
– Non-fixed-interest	**4,672**	4,373	**5,797**	5,473	**11,127**	10,822	**1,936**	1,999	**20**	19	**23,552**	22,686
Other securities held for trading												
– Fixed-interest	**14**	–	**553**	–	**64**	61	**304**	290	**–**	–	**935**	351
– Non-fixed-interest	**–**	–	**4**	–	**2**	–	**5**	5	**–**	–	**11**	5
– Derivatives	**131**	54	**144**	61	**695**	186	**3**	–	**–**	–	**973**	301
Other investments	**6,407**	6,818	**7,615**	8,354	**2,172**	2,913	**244**	260	**904**	373	**17,342**	18,718
Total	**29,549**	**27,885**	**43,143**	**40,326**	**103,590**	**99,975**	**9,257**	**9,382**	**1,071**	**564**	**186,610**	**178,132**

* After elimination of intra-Group reinsurance across segments.

Investment mix as at 30.9.2005 (31.12.2004)


Miscellaneous investments 10% (12%)
Shares and equity funds 12% (12%)
Fixed-interest securities 58% (58%)
Real estate 4% (5%)
Participating interests 2% (2%)
Loans 14% (11%)

As at 30 September 2005, the Munich Re Group's own investments amounted to €186.6bn (178.1bn).

The portfolio has grown by 4.8% since the beginning of the year, mainly due to investment of the cash flow from our underwriting business in fixed-interest securities and loans and to increases in the market prices of existing securities items.

Following the brief rise in interest rates in August, yields on ten-year German government bonds, which are significant for the European area, fell to a historical low of 3.0% in September, a fact that had a positive effect on the valuation reserves of our fixed-interest securities. The valuation reserves of our equities profited from the good performance of the stock market.

The investment result in the first three quarters totalled €8.1bn (5.7bn), the increase being largely due to the good result from the disposal of investments.

The retail funds of MEAG MUNICH ERGO AssetManagement GmbH acquired new assets of around €50m in the third quarter. Assets managed by MEAG in retail funds thus rose to over €2.6bn (2.4bn), also thanks to the pleasing development of the capital markets. The assets managed for institutional clients totalled €2.6bn (2.3bn).

At the end of the third quarter, MEAG and ERGO Trust had assets under management of €4.9bn (4.6bn) in open-ended and closed-end funds for private investors and €8.3bn (8.2bn) for institutional investors. As from the business year 2006, the real estate activities of ERGO Trust GmbH will be merged into those of MEAG MUNICH ERGO AssetManagement GmbH in Munich. This change will allow us not only to take greater advantage of the opportunities offered by the international real estate markets to meet the Munich Re Group's investment requirements but also to systematically expand institutional third-party business.

Since 21 June 2005 and 15 July 2005, the asset management units of the Munich Re Group in Hong Kong and New York have been renamed MEAG Hong Kong Ltd. and MEAG New York Corporation respectively, reflecting their stronger integration into MEAG.

Prospects

- **Overall premium volume of around €38bn expected for 2005**
- **Claims expenditure for reinsurance in 2005 significantly higher than originally projected**
- **Strong investment result aimed at**
- **Return-on-equity target of 12% after tax achievable**
- **Slightly higher prices and improved conditions possible for 2006 in our reinsurance business**

There are various reasons why the quarterly results of insurance companies, including Munich Re, are not a suitable indicator for the results of the business year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they randomly and unforeseeably occur. Late-reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. Furthermore, gains and losses on the disposal of investments and writedowns on investments do not follow a regular pattern. Consequently, our quarterly figures do not provide more than significant pointers to the result for the year that may be expected.

Reinsurance

In the forthcoming renewals for 2006, we will continue to focus on risk-adequate prices and conditions.

The many severe hurricanes, the flood losses in the Alpine region and heavy monsoon rains in Asia that have occurred are indicative of the huge loss potential of extreme weather-related events. Our experts also anticipate that the number of such loss events will tend to climb and that the growing concentration of values will lead to a disproportionate increase in loss amounts. The size and impact of the loss events will cause primary insurers to rethink their risk policies, a fact that will also favourably influence the demand for reinsurance products. Since demand currently exceeds supply, we anticipate that prices will at least remain stable at a high level.

We intend to consistently exploit the resultant business opportunities. However, there may be strong variations in the way the different classes of business, regions and client groups develop. With our underwriting experience, scientific expertise and well-diversified portfolio, we are exellently equipped for these challenges.

Hurricanes Katrina and Rita were followed in early October by a further two devastating natural catastrophes, Hurricane Stan in Central America and the severe earthquake in Kashmir. Shortly afterwards, Hurricane Wilma caused tremendous damage on its path through Central and North America. We estimate that the loss burden for the Munich Re Group from this event will total US$ 400m. The hurricane season ends in mid-November so that further losses cannot be ruled out. Major losses from natural catastrophes to date and the effect of the reserve strengthening at American Re alone will impact our technical income statement for 2005 to the tune of €1,390m and €388m respectively. This is equivalent to 12.1% of our net premiums earned in property-casualty reinsurance. Despite the very good performance of our basic business, the combined ratio will thus be higher than 100%. In the life and health segment, we expect an operating result that is significantly better than in the previous year.

Our premium income for the current business year is likely to fall marginally by 1.8% to €22.0bn if exchange rates remain steady. For the business year 2006, there is no question for us that only really risk-adequate prices and conditions are acceptable. We would be prepared to tolerate further losses in premium volume in order to adhere to our strictly profit-oriented underwriting policy, but such losses are unlikely given the now favourable market environment.

Primary insurance

On the basis of their performance in the first nine months of the year, the Munich Re Group expects its primary insurers to record a premium volume of €17.8bn for the whole of 2005. This would amount to a rise of 1.4%. As a consequence of the sale of Karlsruher Insurance Group, we are reducing premium volume projections for the business year 2005 by €100m.

For the life insurers, the growth trend is likely to continue, especially in new business with unit-linked products and "basic" and "Riester" pension products qualifying for subsidisation. Overall, our planning for the year as a whole remains based on the assumption that, given the subdued first half of 2005 and the exceptionally strong fourth quarter of 2004, new business will be down on the previous year's level.

In health insurance, premium growth is likely to be maintained in the fourth quarter. We estimate that new business in Germany will continue to benefit from the strong sales of supplementary insurance policies. In the areas of life and health, we expect the operating result for the business year 2005 to rise to €0.32bn (0.04bn).

Premium income in our property-casualty business, including legal expenses insurance, is expected to increase by approximately 0.9% in 2005. We are adhering to our objective of a combined ratio for the whole year of less than 95% in property-casualty business, including legal expenses insurance.

Munich Re Group

For the Munich Re Group as a whole, we estimate that premium volume will total about €38.0bn in the business year 2005, or 0.2% less than in the previous year.

The year to date has been marked by very positive experience in basic business in both reinsurance and primary insurance and by the exceptionally high burdens from the hurricane season. 2005 will also be affected by the reserve strengthening of €750m after tax at American Re and by the cutting back of our stake in Allianz by about three percentage points to under 5%, through which we realised a capital gain of €563m. Both measures have contributed to a clear reduction in the Group's risks. At the same time, these are non-periodic income and expenses, which partially cancel each other out.

Although the natural hazard events to date have caused far more losses than were to be expected for the first nine months, we anticipate that we will be able to achieve our return-on-equity target of 12% after tax. This is partly thanks to the high gains expected from the exchange of HVB shares into UniCredit stock, the outstanding investment result expected and the good performance of our underwriting business on the whole. All this presupposes, however, that there are no further exceptional major losses or negative developments on the capital market.

Munich, November 2005

The Board of Management



Consolidated balance sheet as at 30 September 2005

Assets				31.12.2004		Change
	€m	€m	€m	€m	€m	%
A. Intangible assets						
I. Goodwill		3,277		3,144	133	4.2
II. Other intangible assets		1,179		1,243	-64	-5.1
			4,456	4,387	69	1.6
B. Investments						
I. Real estate		6,769		9,046	-2,277	-25.2
II. Investments in affiliated enterprises and associated enterprises		3,866		3,883	-17	-0.4
III. Loans		26,354		20,310	6,044	29.8
IV. Other securities						
1. Held to maturity	490			562	-72	-12.8
2. Available for sale	129,870			124,956	4,914	3.9
3. Held for trading	1,919			657	1,262	192.1
		132,279		126,175	6,104	4.8
V. Other investments						
1. Deposits retained on assumed reinsurance	13,174			14,530	-1,356	-9.3
2. Miscellaneous	2,753			2,869	-116	-4.0
		15,927		17,399	-1,472	-8.5
			185,195	176,813	8,382	4.7
C. Investments for the benefit of life insurance policyholders who bear the investment risk			1,415	1,319	96	7.3
D. Ceded share of underwriting provisions			7,810	6,964	846	12.1
E. Receivables			9,158	8,683	475	5.5
F. Cash with banks, cheques and cash in hand			2,654	2,027	627	30.9
G. Deferred acquisition costs			8,702	8,396	306	3.6
H. Deferred tax			3,898	4,326	-428	-9.9
I. Other assets			3,853	1,876	1,977	105.4
Total assets			**227,141**	**214,791**	**12,350**	**5.7**

Equity and liabilities			31.12.2004		Change
	€m	**€m**	€m	€m	%
A. Shareholders' equity					
I. Issued capital and capital reserve	**7,388**		7,388	–	–
II. Revenue reserves	**8,236**		7,018	1,218	17.4
III. Other reserves	**5,188**		3,957	1,231	31.1
IV. Consolidated result attributable to Munich Re shareholders	**1,332**		1,833	–501	–27.3
V. Minority interests	**541**		541	–	–
		22,685	20,737*	1,948	9.4
B. Subordinated liabilities		**3,411**	3,393	18	0.5
C. Gross underwriting provisions					
I. Unearned premiums	**6,581**		5,874	707	12.0
II. Provision for future policy benefits	**103,885**		101,926	1,959	1.9
III. Provision for outstanding claims	**48,051**		42,839	5,212	12.2
IV. Other underwriting provisions	**12,037**		9,324	2,713	29.1
		170,554	159,963	10,591	6.6
D. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders		**1,423**	1,328	95	7.2
E. Other accrued liabilities		**3,788**	3,450	338	9.8
F. Liabilities					
I. Notes and debentures	**1,082**		2,242	–1,160	–51.7
II. Other liabilities	**16,909**		16,612	297	1.8
		17,991	18,854	–863	–4.6
G. Deferred tax liabilities		**7,225**	7,041	184	2.6
H. Other deferred items		**64**	25	39	156.0
Total equity and liabilities		**227,141**	**214,791**	**12,350**	**5.7**

*Adjusted owing to first-time application of IAS 1 (rev. 2003). For details, please see notes on recognition and measurement.

Consolidated income statement for the period 1 January to 30 September 2005

Items	**Q1–3 2005**	Q1–3 2004 (adjusted)*		Change
	€m	€m	€m	%
1. Gross premiums written	**28,625**	28,932	–307	–1.1
2. Net earned premiums	**26,804**	27,216	–412	–1.5
3. Investment result	**8,052**	5,730	2,322	40.5
Thereof:				
– Income from associated enterprises	**160**	131	29	22.1
4. Other income	**1,110**	846	264	31.2
Total income (2–4)	**35,966**	33,792	2,174	6.4
5. Net expenses for claims and benefits	**25,121**	23,816	1,305	5.5
6. Net operating expenses	**6,681**	6,302	379	6.0
7. Other expenses	**1,281**	913	368	40.3
Total expenses (5–7)	**33,083**	31,031	2,052	6.6
8. Result before amortisation of goodwill	**2,883**	2,761	122	4.4
9. Amortisation of goodwill	**4**	172	–168	–97.7
10. Operating result	**2,879**	2,589	290	11.2
11. Finance costs	**290**	323	–33	–10.2
12. Taxes on income	**1,206**	688	518	75.3
13. Consolidated result	**1,383**	1,578	–195	–12.4
Thereof:				
– Attributable to Munich Re shareholders	**1,332**	1,527	–195	–12.8
– Attributable to minority interests	**51**	51	–	–
	€	€	€	%
Earnings per share	**5.83**	6.68	–0.85	–12.7

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Consolidated income statement for the period 1 July to 30 September 2005

Items	**Q3 2005** €m	Q3 2004 (adjusted)* €m	€m	Change %
1. Gross premiums written	**9,245**	9,256	–11	–0.1
2. Net earned premiums	**8,934**	9,055	–121	–1.3
3. Investment result	**3,078**	1,667	1,411	84.6
Thereof:				
– Income from associated enterprises	**–**	24	–24	–100.0
4. Other income	**316**	263	53	20.2
Total income (2–4)	**12,328**	10,985	1,343	12.2
5. Net expenses for claims and benefits	**9,157**	8,008	1,149	14.3
6. Net operating expenses	**2,145**	2,097	48	2.3
7. Other expenses	**373**	291	82	28.2
Total expenses (5–7)	**11,675**	10,396	1,279	12.3
8. Result before amortisation of goodwill	**653**	589	64	10.9
9. Amortisation of goodwill	**–**	51	–51	–100.0
10. Operating result	**653**	538	115	21.4
11. Finance costs	**86**	104	–18	–17.3
12. Taxes on income	**54**	48	6	12.5
13. Consolidated result	**513**	386	127	32.9
Thereof:				
– Attributable to Munich Re shareholders	**492**	365	127	34.8
– Attributable to minority interests	**21**	21	–	–
	€	€	€	%
Earnings per share	**2.16**	1.60	0.56	35.0

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Consolidated income statement (quarterly breakdown)

Items	**Q3 2005**	Q2 2005	Q1 2005	Q4 2004 (adjusted)*	Q3 2004 (adjusted)*	Q2 2004 (adjusted)*	Q1 2004 (adjusted)*
	€m	€m	€m	€m	€m	€m	€m
1. Gross premiums written	**9,245**	9,220	10,160	9,139	9,256	9,318	10,358
2. Net earned premiums	**8,934**	9,053	8,817	9,318	9,055	9,111	9,050
3. Investment result	**3,078**	2,517	2,457	2,311	1,667	2,209	1,854
Thereof:							
– Income from associated enterprises	**–**	96	64	–462	24	33	74
4. Other income	**316**	476	318	270	263	231	352
Total income (2–4)	**12,328**	12,046	11,592	11,899	10,985	11,551	11,256
5. Net expenses for claims and benefits	**9,157**	8,151	7,813	7,820	8,008	7,935	7,873
6. Net operating expenses	**2,145**	2,280	2,256	2,545	2,097	2,070	2,135
7. Other expenses	**373**	517	391	921	291	336	286
Total expenses (5–7)	**11,675**	10,948	10,460	11,286	10,396	10,341	10,294
8. Result before amortisation of goodwill	**653**	1,098	1,132	613	589	1,210	962
9. Amortisation of goodwill	**–**	4	–	172	51	66	55
10. Operating result	**653**	1,094	1,132	441	538	1,144	907
11. Finance costs	**86**	101	103	103	104	107	112
12. Taxes on income	**54**	811	341	24	48	388	252
13. Consolidated result	**513**	182	688	314	386	649	543
Thereof:							
– Attributable to Munich Re shareholders	**492**	164	676	306	365	628	534
– Attributable to minority interests	**21**	18	12	8	21	21	9
	€m	€m	€m	€m	€m	€m	€m
Earnings per share	**2.16**	0.72	2.96	1.34	1.60	2.75	2.33

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Changes in Group shareholders' equity

All figures in €m	Shareholder's equity attributable to Munich Re shareholders								Minority interests	Total shareholders' equity*
	Issued capital	Capital reserve	Revenue reserves			Other reserves		Consolidated result		
			Revenue reserves before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2004	**588**	**6,800**	**7,176**	**–158**	**4,621**	**–674**	**10**	**1,833**	**541**	**20,737**
Currency translation	–	–	–	–	–	525	–	–	1	526
Allocation to revenue reserves	–	–	1,376	–	–	–	–	–1,376	–	–
Change in consolidated group	–	–	–32	–	–8	–	–	–	–11	–51
Change resulting from valuation at equity	–	–	13	–	75	–	–	–	1	89
Unrealised gains and losses on other securities	–	–	–	–	643	–	–	–	19	662
Consolidated result	–	–	–	–	–	–	–	1,332	51	1,383
Dividend	–	–	–	–	–	–	–	–457	–	–457
Share buy-backs	–	–	–	–50	–	–	–	–	–	–50
Changes from cash flow hedges	–	–	–	–	–	–	–4	–	–	–4
Other changes	–	–	–89	–	–	–	–	–	–61	–150
Status at 30.9.2005	**588**	**6,800**	**8,444**	**–208**	**5,331**	**–149**	**6**	**1,332**	**541**	**22,685**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Changes in Group shareholders' equity

	Shareholder's equity attributable to Munich Re shareholders								Minority interests	Total shareholders' equity*
	Issued capital	Capital reserve	Revenue reserves			Other reserves		Consolidated result		
All figures in €m			Revenue reserves before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2003	**588**	**6,800**	**7,930**	**–107**	**4,511**	**–399**	**10**	**–434**	**483**	**19,382**
Currency translation	–	–	–	–	–	62	–	–	2	64
Allocation to revenue reserves	–	–	–720	–	–	–	–	720	–	–
Change in consolidated group	–	–	8	–	–3	7	–	–	–	12
Change resulting from valuation at equity	–	–	–1	–	116	–	–	–	–	115
Unrealised gains and losses on other securities	–	–	–	–	–906	–	–	–	10	–896
Consolidated result	–	–	–	–	–	–	–	1,527	51	1,578
Dividend	–	–	–	–	–	–	–	–286	–	–286
Share buy-backs	–	–	–	–46	–	–	–	–	–	–46
Changes from cash flow hedges	–	–	–	–	–	–	–	–	–	–
Other changes	–	–	125	–	–	–	–	–	–26	99
Status at 30.9.2004	**588**	**6,800**	**7,342**	**–153**	**3,718**	**–330**	**10**	**1,527**	**520**	**20,022**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Consolidated cash flow statement for the period 1 January to 30 September 2005

	Q1–3 2005 €m	Q1–3 2004 €m
Consolidated result	**1,383**	1,578
Net change in underwriting provisions	**7,812**	6,890
Change in deferred acquisition costs	**–282**	–485
Change in deposits retained and accounts receivable and payable	**98**	–1,612
Change in other receivables and liabilities	**386**	–646
Gains and losses on the disposal of investments	**–2,922**	–1,383
Change in securities held for trading	**–1,312**	–136
Change in other balance sheet items	**540**	–55
Other income/expenses without impact on cash flow	**–63**	964
I. Cash flows from operating activities	**5,640**	5,115
Inflows from the sale of consolidated enterprises	**60**	345
Outflows from the acquisition of consolidated enterprises	**–28**	–58
Change from the acquisition, sale and maturities of other investments	**–2,611**	–3,459
Change from the acquisition and sale of investments for unit-linked life insurance	**51**	–134
Other	**–582**	–61
II. Cash flows from investing activities	**–3,110**	–3,367
Inflows from increases in capital	**–**	–
Dividend payments	**–468**	–295
Change from other financing activities	**–1,456**	–488
III. Cash flows from financing activities	**–1,924**	–783
Cash flows for the reporting period (I+II+III)	**606**	965
Effects of exchange rate changes on cash	**21**	3
Cash at the beginning of the business year	**2,027**	1,884
Cash at the end of the reporting period	**2,654**	2,852

Additional information		
Taxes on income (net)	**289**	417
Interest paid	**375**	438

Segment reporting

Assets	Reinsurance			
	Life and health		Property-casualty	
	30.9.2005 €m	31.12.2004 €m	**30.9.2005 €m**	31.12.2004 €m
A. Intangible assets	**259**	239	**1,339**	1,206
B. Investments				
I. Real estate	**692**	731	**780**	928
II. Investments in affiliated enterprises and associated enterprises	**3,610**	3,449	**3,956**	3,842
III. Loans	**309**	244	**322**	258
IV. Other securities				
1. Held to maturity	**–**	–	**–**	–
2. Available for sale	**21,531**	19,603	**33,154**	30,180
3. Held for trading	**145**	54	**701**	61
	21,676	19,657	**33,855**	30,241
V. Other investments	**9,597**	9,949	**11,119**	11,890
	35,884	34,030	**50,032**	47,159
C. Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–
D. Ceded share of underwriting provisions	**1,674**	1,403	**3,924**	3,483
E. Other segment assets	**5,272**	4,720	**9,234**	9,173
Total segment assets	**43,089**	**40,392**	**64,529**	**61,021**

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
30.9.2005 €m	31.12.2004 €m	**30.9.2005 €m**	31.12.2004 €m	**30.9.2005 €m**	31.12.2004 €m	**30.9.2005 €m**	31.12.2004 €m	**30.9.2005 €m**	31.12.2004 €m
1,917	1,961	**962**	1,014	**6**	5	**–27**	–38	**4,456**	4,387
5,080	6,642	**190**	710	**28**	43	**–1**	–8	**6,769**	9,046
2,728	3,009	**3,449**	3,361	**111**	119	**–9,988**	–9,897	**3,866**	3,883
26,518	20,893	**1,410**	1,011	**159**	185	**–2,364**	–2,281	**26,354**	20,310
476	518	**14**	44	**–**	–	**–**	–	**490**	562
68,598	68,613	**6,586**	6,532	**32**	28	**–31**	–	**129,870**	124,956
761	247	**312**	295	**–**	–	**–**	–	**1,919**	657
69,835	69,378	**6,912**	6,871	**32**	28	**–31**	–	**132,279**	126,175
761	1,597	**407**	390	**904**	373	**–6,861**	–6,800	**15,927**	17,399
104,922	101,519	**12,368**	12,343	**1,234**	748	**–19,245**	–18,986	**185,195**	176,813
1,415	1,319	**–**	–	**–**	–	**–**	–	**1,415**	1,319
9,035	8,756	**1,728**	1,529	**–**	–	**–8,551**	–8,207	**7,810**	6,964
11,907	10,001	**3,701**	2,801	**234**	183	**–2,083**	–1,570	**28,265**	25,308
129,196	**123,556**	**18,759**	**17,687**	**1,474**	**936**	**–29,906**	**–28,801**	**227,141**	**214,791**

Segment reporting

Equity and liabilities

	Reinsurance			
	Life and health		Property-casualty	
	30.9.2005 €m	31.12.2004 €m	**30.9.2005 €m**	31.12.2004 €m
A. Subordinated liabilities	**1,474**	1,453	**1,584**	1,587
B. Gross underwriting provisions				
I. Unearned premiums	**224**	230	**5,071**	4,571
II. Provision for future policy benefits	**18,837**	19,468	**696**	642
III. Provision for outstanding claims	**5,457**	5,238	**36,833**	31,988
IV. Other underwriting provisions	**839**	722	**282**	214
	25,357	25,658	**42,882**	37,415
C. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders	**–**	–	**–**	–
D. Other accrued liabilities	**457**	300	**873**	785
E. Other segment liabilities	**3,741**	3,154	**8,025**	9,337
Total segment liabilities	**31,029**	**30,565**	**53,364**	**49,124**

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
30.9.2005 €m	31.12.2004 €m	**30.9.2005 €m**	31.12.2004 €m	**30.9.2005 €m**	31.12.2004 €m	**30.9.2005 €m**	31.12.2004 €m	**30.9.2005 €m**	31.12.2004 €m
64	–	**363**	353	**–**	–	**–74**	–	**3,411**	3,393
102	79	**1,504**	1,208	**–**	–	**–320**	–214	**6,581**	5,874
90,751	88,155	**346**	278	**–**	–	**–6,745**	–6,617	**103,885**	101,926
2,065	2,010	**4,753**	4,637	**–**	–	**–1,057**	–1,034	**48,051**	42,839
11,137	8,604	**108**	108	**–**	–	**–329**	–324	**12,037**	9,324
104,055	98,848	**6,711**	6,231	**–**	–	**–8,451**	–8,189	**170,554**	159,963
1,423	1,343	**–**	–	**–**	–	**–**	–15	**1,423**	1,328
1,018	1,024	**1,411**	1,287	**59**	84	**–30**	–30	**3,788**	3,450
17,906	17,642	**5,304**	5,224	**1,326**	773	**–11,022**	–10,210	**25,280**	25,920
124,466	**118,857**	**13,789**	**13,095**	**1,385**	**857**	**–19,577**	**–18,444**	**204,456**	**194,054**
						Shareholders' equity		**22,685**	**20,737**
						Total equity and liabilities		**227,141**	**214,791**

Segment reporting

Income statement
1.1–30.9.2005

	Reinsurance			
	Life and health		Property-casualty	
	Q1–3 2005 €m	Q1–3 2004 (adjusted)* €m	**Q1–3 2005 €m**	Q1–3 2004 (adjusted)* €m
1. Gross premiums written	**5,836**	5,739	**10,903**	11,739
Thereof:				
– From insurance transactions with other segments	**673**	732	**709**	759
– From insurance transactions with external third parties	**5,163**	5,007	**10,194**	10,980
2. Net earned premiums	**5,463**	5,429	**10,029**	10,957
3. Investment result	**1,440**	994	**2,197**	1,466
Thereof:				
– Income from associated enterprises	**12**	9	**75**	57
4. Other income	**196**	113	**363**	302
Total income (2–4)	**7,099**	6,536	**12,589**	12,725
5. Net expenses for claims and benefits	**4,365**	4,739	**8,174**	7,858
6. Net operating expenses	**1,608**	1,206	**2,792**	2,970
7. Other expenses	**197**	80	**402**	235
Total expenses (5–7)	**6,170**	6,025	**11,368**	11,063
8. Result before amortisation of goodwill	**929**	511	**1,221**	1,662
9. Amortisation of goodwill	**–**	1	**–**	70
10. Operating result	**929**	510	**1,221**	1,592
11. Finance costs	**63**	80	**164**	194
12. Taxes on income	**184**	96	**712**	340
13. Consolidated result	**682**	**334**	**345**	**1,058**
Thereof:				
– Attributable to Munich Re shareholders	**682**	**334**	**345**	**1,053**
– Attributable to minority interests	**–**	**–**	**–**	**5**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

		Primary insurance		Asset management		Consolidation		Total	
Life and health		Property-casualty							
Q1–3 2005	Q1–3 2004 (adjusted)*	**Q1–3 2005**	Q1–3 2004 (adjusted)*	**Q1–3 2005**	Q1–3 2004 (adjusted)*	**Q1–3 2005**	Q1–3 2004 (adjusted)*	**Q1–3 2005**	Q1–3 2004 (adjusted)*
€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
9,104	8,794	**4,181**	4,171	**–**	–	**–1,399**	–1,511	**28,625**	28,932
1	2	**16**	18	**–**	–	**–1,399**	–1,511	**–**	–
9,103	8,792	**4,165**	4,153	**–**	–	**–**	–	**28,625**	28,932
8,278	7,876	**3,034**	2,954	**–**	–	**–**	–	**26,804**	27,216
4,020	3,004	**494**	298	**25**	37	**–124**	–69	**8,052**	5,730
55	60	**24**	–	**–6**	5	**–**	–	**160**	131
642	502	**575**	558	**193**	171	**–859**	–800	**1,110**	846
12,940	11,382	**4,103**	3,810	**218**	208	**–983**	–869	**35,966**	33,792
10,737	9,439	**1,864**	1,780	**–**	–	**–19**	–	**25,121**	23,816
1,247	1,141	**1,036**	991	**–**	–	**–2**	–6	**6,681**	6,302
681	566	**687**	710	**173**	159	**–859**	–837	**1,281**	913
12,665	11,146	**3,587**	3,481	**173**	159	**–880**	–843	**33,083**	31,031
275	236	**516**	329	**45**	49	**–103**	–26	**2,883**	2,761
–	62	**4**	39	**–**	–	**–**	–	**4**	172
275	174	**512**	290	**45**	49	**–103**	–26	**2,879**	2,589
2	3	**62**	49	**2**	–	**–3**	–3	**290**	323
136	104	**130**	125	**24**	20	**20**	3	**1,206**	688
137	67	**320**	116	**19**	29	**–120**	–26	**1,383**	1,578
108	45	**295**	90	**21**	27	**–119**	–22	**1,332**	1,527
29	22	**25**	26	**–2**	2	**–1**	–4	**51**	51

Segment reporting

Income statement 1.7–30.9.2005	Reinsurance			
	Life and health		Property-casualty	
	Q3 2005 €m	Q3 2004 (adjusted)* €m	**Q3 2005 €m**	Q3 2004 (adjusted)* €m
1. Gross premiums written	**1,929**	1,832	**3,577**	3,715
Thereof:				
– From insurance transactions with other segments	**201**	226	**179**	153
– From insurance transactions with external third parties	**1,728**	1,606	**3,398**	3,562
2. Net earned premiums	**1,770**	1,785	**3,420**	3,576
3. Investment result	**515**	297	**943**	458
Thereof:				
– Income from associated enterprises	**4**	–1	**20**	11
4. Other income	**50**	61	**89**	138
Total income (2–4)	**2,335**	2,143	**4,452**	4,172
5. Net expenses for claims and benefits	**1,370**	1,532	**3,450**	2,826
6. Net operating expenses	**564**	396	**913**	995
7. Other expenses	**55**	45	**122**	121
Total expenses (5–7)	**1,989**	1,973	**4,485**	3,942
8. Result before amortisation of goodwill	**346**	170	**–33**	230
9. Amortisation of goodwill	**–**	1	**–**	24
10. Operating result	**346**	169	**–33**	206
11. Finance costs	**17**	26	**48**	62
12. Taxes on income	**41**	2	**–137**	–9
13. Consolidated result	**288**	**141**	**56**	**153**
Thereof:				
– Attributable to Munich Re shareholders	**288**	**141**	**56**	**153**
– Attributable to minority interests	**–**	**–**	**–**	**–**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

		Primary insurance		Asset management		Consolidation		Total	
Life and health		Property-casualty							
Q3 2005	Q3 2004 (adjusted)*	**Q3 2005**	Q3 2004 (adjusted)*	**Q3 2005**	Q3 2004 (adjusted)*	**Q3 2005**	Q3 2004 (adjusted)*	**Q3 2005**	Q3 2004 (adjusted)*
€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
2,944	2,929	**1,181**	1,166	**–**	–	**–386**	–386	**9,245**	9,256
–	–	**6**	7	**–**	–	**–386**	–386	**–**	–
2,944	2,929	**1,175**	1,159	**–**	–	**–**	–	**9,245**	9,256
2,707	2,673	**1,037**	1,021	**–**	–	**–**	–	**8,934**	9,055
1,436	827	**162**	90	**9**	10	**13**	–15	**3,078**	1,667
–35	18	**10**	–3	**1**	–1	**–**	–	**–**	24
220	125	**203**	143	**65**	54	**–311**	–258	**316**	263
4,363	3,625	**1,402**	1,254	**74**	64	**–298**	–273	**12,328**	10,985
3,676	3,052	**653**	598	**–**	–	**8**	–	**9,157**	8,008
337	380	**332**	330	**–**	–	**–1**	–4	**2,145**	2,097
239	156	**230**	186	**56**	51	**–329**	–268	**373**	291
4,252	3,588	**1,215**	1,114	**56**	51	**–322**	–272	**11,675**	10,396
111	37	**187**	140	**18**	13	**24**	–1	**653**	589
–	19	**–**	7	**–**	–	**–**	–	**–**	51
111	18	**187**	133	**18**	13	**24**	–1	**653**	538
1	1	**21**	16	**1**	–	**–2**	–1	**86**	104
78	6	**61**	42	**7**	6	**4**	1	**54**	48
32	**11**	**105**	**75**	**10**	**7**	**22**	**–1**	**513**	**386**
17	**1**	**97**	**63**	**10**	**7**	**24**	**–**	**492**	**365**
15	**10**	**8**	**12**	**–**	**–**	**–2**	**–1**	**21**	**21**

Segment reporting

Investments*	Reinsurance		Primary insurance		Asset management		Total	
	30.9.2005 €m	31.12.2004 €m	**30.9.2005 €m**	31.12.2004 €m	**30.9.2005 €m**	31.12.2004 €m	**30.9.2005 €m**	31.12.2004 €m
Europe	**42,288**	43,074	**110,243**	106,802	**1,013**	515	**153,544**	150,391
North America	**25,884**	21,540	**1,466**	1,669	**46**	38	**27,396**	23,247
Asia and Australasia	**3,028**	2,517	**820**	625	**4**	3	**3,852**	3,145
Africa, Near and Middle East	**693**	595	**78**	119	**–**	–	**771**	714
Latin America	**799**	485	**240**	142	**8**	8	**1,047**	635
Total	**72,692**	**68,211**	**112,847**	**109,357**	**1,071**	**564**	**186,610**	**178,132**

*After elimination of intra-Group transactions across segments.

Gross premiums written*	Reinsurance		Primary insurance		Total	
	Q1–3 2005 €m	Q1–3 2004 €m	**Q1–3 2005 €m**	Q1–3 2004 €m	**Q1–3 2005 €m**	Q1–3 2004 €m
Europe	**7,702**	8,515	**13,096**	12,751	**20,798**	21,266
North America	**5,051**	5,488	**85**	65	**5,136**	5,553
Asia and Australasia	**1,448**	1,126	**43**	56	**1,491**	1,182
Africa, Near and Middle East	**495**	494	**39**	69	**534**	563
Latin America	**661**	364	**5**	4	**666**	368
Total	**15,357**	**15,987**	**13,268**	**12,945**	**28,625**	**28,932**

*After elimination of intra-Group transactions across segments.

Gross premiums written*	Reinsurance		Primary insurance		Total	
	Q3 2005 €m	Q3 2004 €m	**Q3 2005 €m**	Q3 2004 €m	**Q3 2005 €m**	Q3 2004 €m
Europe	**2,312**	2,550	**4,070**	4,069	**6,382**	6,619
North America	**1,739**	1,955	**32**	2	**1,771**	1,957
Asia and Australasia	**510**	399	**–**	2	**510**	401
Africa, Near and Middle East	**162**	140	**14**	15	**176**	155
Latin America	**403**	124	**3**	–	**406**	124
Total	**5,126**	**5,168**	**4,119**	**4,088**	**9,245**	**9,256**

*After elimination of intra-Group transactions across segments.

Notes

Recognition and measurement
This quarterly report as at 30 September 2005 has been prepared in accordance with International Financial Reporting Standards.

In the quarterly financial statements, we have complied with all new and amended IFRS standards whose application is compulsory for the first time for periods beginning on 1 January 2005. The following changes are of significance in this context:

IAS 1, Presentation of Financial Statements, stipulates that for periods beginning on or after 1 January 2005, minority interests have to be shown in the income statement not as expenses before the consolidated result but as appropriation of profit after the consolidated result. Correspondingly, minority interests in the balance sheet have to be shown as part of shareholders' equity.

In order to provide a better insight into our operating result, we show finance costs separately in the income statement for periods beginning on or after 1 January 2005. By finance costs we understand all interest and other expenses attributable to strategic debt. Debt has a strategic character for us if it does not have an original, direct link with our underwriting business. The previous year's figures have been adjusted accordingly.

Under IFRS 2, Share-based Payment, obligations arising out of our long-term incentive plans (stock appreciation rights) have to be measured at fair value for periods beginning on or after 1 January 2005. Up to now, these obligations have been measured at their intrinsic value (difference between current share price and initial share price for the stock appreciation rights). The fair value takes into account not only the intrinsic value but also the possibility of growth in value up to the date of forfeiture or expiry of the rights and is determined on the basis of recognised valuation models, taking into account the exercise conditions. During the two-year vesting period, the amount to be reserved is measured pro rata temporis.

The changeover to fair value requires a one-off adjustment of €11.5m in the provisions concerned, which has been recognised in income in the business year.

Under the new IFRS 3, Business Combinations, and the updated IAS 36, Impairment of Assets, amortisation of goodwill on a straight-line basis has to be discontinued. Instead, the goodwill must be tested for impairment, i.e. the carrying amount of goodwill is compared with the recoverable amount and written down for impairment if necessary.

The amended rules of IAS 16, Property, Plant and Equipment, regarding the calculation of depreciation (component approach) have been taken into account in valuing developed real estate.

The first-time application of other new or amended IFRS standards, particularly IFRS 4, Insurance Contracts, has had no material impact.

The financial statements include adjustments of –€35.3m to the revenue reserves, made in accordance with IAS 8 as a result of a change in valuation methods to improve presentation.

Otherwise, the same principles of recognition, measurement and consolidation have been applied as in our consolidated financial statements as at 31 December 2004.

Changes in the consolidated group
There were no significant changes in the group of consolidated companies in the first nine months of 2005.

Foreign currency translation
Munich Re's reporting currency is the euro (€). The following table shows the exchange rates of the most important currencies for our business (exchange rate for €1 in each case):

	Balance sheet							Income statement
Currency translation	**30.9.2005**	31.12.2004	**Q3 2005**	Q2 2005	Q1 2005	Q3 2004	Q2 2004	Q1 2004
Australian dollar	**1.57880**	1.73395	**1.60501**	1.63782	1.68700	1.72222	1.68814	1.63427
Canadian dollar	**1.39925**	1.62860	**1.46595**	1.56661	1.60773	1.59919	1.63748	1.64815
Pound sterling	**0.68150**	0.70795	**0.68331**	0.67843	0.69373	0.67228	0.66688	0.68042
Rand	**7.66515**	7.65770	**7.93395**	8.07194	7.87516	7.79333	7.93235	8.46186
Swiss franc	**1.55435**	1.54565	**1.55348**	1.54375	1.54902	1.53623	1.53775	1.56825
US dollar	**1.20565**	1.35925	**1.21973**	1.25887	1.31156	1.22233	1.20494	1.25018
Yen	**136.6480**	139.2820	**135.6200**	135.3510	137.0570	134.3640	132.1350	134.0120

Intangible assets

All figures in €m	30.9.2005	31.12.2004
I. Goodwill	**3,277**	3,144
II. Other intangible assets	**1,179**	1,243
– Software	**434**	461
– Purchased insurance portfolios	**676**	708
– Other	**69**	74
Total	**4,456**	**4,387**

Other securities – Available for sale

	Carrying amounts		Unrealised gains/losses		Amortised cost	
All figures in €m	30.9.2005	31.12.2004	30.9.2005	31.12.2004	30.9.2005	31.12.2004
Fixed-interest securities	**106,318**	102,270	**4,862**	3,764	**101,456**	98,506
Non-fixed-interest securities						
– Shares	**20,789**	19,950	**5,536**	4,342	**15,253**	15,608
– Investment funds	**1,920**	1,743	**342**	168	**1,578**	1,575
– Other	**843**	993	**119**	166	**724**	827
	23,552	22,686	**5,997**	4,676	**17,555**	18,010
Total	**129,870**	**124,956**	**10,859**	**8,440**	**119,011**	**116,516**

Minority interests

These are mainly minority interests in the ERGO Insurance Group.

All figures in €m	30.9.2005	31.12.2004
Unrealised gains and losses	**107**	87
Consolidated result	**51**	59
Other equity components	**383**	395
Total	**541**	**541**

Subordinated liabilities

All figures in €m	30.9.2005	31.12.2004
Munich Re Finance B.V., Amsterdam 6.75%, €3,000m, Bonds 2003/2023 S&P rating: A–	**2,974**	2,973
Munich Re Finance B.V., Amsterdam 7.625%, £300m, Bonds 2003/2028 S&P rating: A–	**437**	420
Total	**3,411**	**3,393**

Notes and debentures

All figures in €m	**30.9.2005**	31.12.2004
American Re Corporation, Princeton 7.45%, US$ 500m, Senior Notes 1996/2026 S&P rating: BBB	**414**	367
ERGO International AG, Düsseldorf 2.25%, €345m, Bonds Exchangeable into E.ON AG Shares 2001/2006 0.75%, €345m, Bonds Exchangeable into Sanofi-Aventis S.A. Shares 2001/2006 S&P rating: A–	**668**	652
Munich Reinsurance Company, Munich 1.0%, €1,150m, Bonds Exchangeable into Allianz AG Shares 2000/2005 S&P rating: A+	**–**	1,223
Total	**1,082**	**2,242**

Munich Reinsurance Company's exchangeable bonds were redeemed in June 2005.

Net earned premiums

	Reinsurance				Primary insurance				Total	
All figures	Life and health		Property-casualty		Life and health		Property-casualty			
in €m*	**Q1–3 2005**	Q1–3 2004	**Q1–3 2005**	Q1–3 2004	**Q1–3 2005**	Q1–3 2004	**Q1–3 2005**	Q1–3 2004	**Q1–3 2005**	Q1–3 2004
Gross premiums written	**5,163**	5,007	**10,194**	10,980	**9,103**	8,792	**4,165**	4,153	**28,625**	28,932
Ceded premiums	**389**	266	**761**	686	**128**	156	**237**	241	**1,515**	1,349
Change in unearned premiums	**–20**	36	**5**	15	**21**	20	**300**	296	**306**	367
Net earned premiums	**4,794**	4,705	**9,428**	10,279	**8,954**	8,616	**3,628**	3,616	**26,804**	27,216

*After elimination of intra-Group transactions across segments.

	Reinsurance				Primary insurance				Total	
All figures	Life and health		Property-casualty		Life and health		Property-casualty			
in €m*	**Q3 2005**	Q3 2004	**Q3 2005**	Q3 2004	**Q3 2005**	Q3 2004	**Q3 2005**	Q3 2004	**Q3 2005**	Q3 2004
Gross premiums written	**1,728**	1,606	**3,398**	3,562	**2,944**	2,929	**1,175**	1,159	**9,245**	9,256
Ceded premiums	**185**	75	**246**	258	**44**	37	**60**	64	**535**	434
Change in unearned premiums	**–26**	–30	**–82**	–42	**–10**	–10	**–106**	–151	**–224**	–233
Net earned premiums	**1,569**	1,561	**3,234**	3,346	**2,910**	2,902	**1,221**	1,246	**8,934**	9,055

*After elimination of intra-Group transactions across segments.

Investment result

All figures in €m*	Reinsurance Life and health Q1–3 2005	Q1–3 2004	Reinsurance Property-casualty Q1–3 2005	Q1–3 2004	Primary insurance Life and health Q1–3 2005	Q1–3 2004	Primary insurance Property-casualty Q1–3 2005	Q1–3 2004	Asset management Q1–3 2005	Q1–3 2004	Total Q1–3 2005	Q1–3 2004
Real estate	**14**	–10	**46**	–40	**187**	25	**4**	11	**1**	–	**252**	–14
Investments in affiliated enterprises	**–**	–	**1**	–1	**1**	–30	**15**	4	**–2**	–	**15**	–27
Investments in associated enterprises	**12**	9	**75**	57	**55**	60	**24**	–	**–6**	5	**160**	131
Loans	**2**	2	**2**	4	**883**	721	**32**	21	**1**	1	**920**	749
Other securities held to maturity	**–**	–	**–**	–	**21**	26	**1**	1	**–**	–	**22**	27
Other securities available for sale												
– Fixed-interest	**585**	481	**962**	836	**2,140**	2,151	**176**	160	**1**	1	**3,864**	3,629
– Non-fixed-interest	**278**	110	**1,011**	550	**1,169**	558	**213**	106	**2**	2	**2,673**	1,326
Other securities held for trading												
– Fixed-interest	**–**	–	**8**	2	**5**	2	**7**	–7	**–**	–	**20**	–3
– Non-fixed-interest	**–**	–	**–**	–	**1**	1	**–**	–	**–**	–	**1**	1
– Derivatives	**7**	–4	**32**	–15	**–97**	32	**–3**	–4	**–**	–	**–61**	9
Other investments	**374**	307	**53**	80	**80**	–143	**6**	3	**24**	26	**537**	273
Expenses for the management of investments, other expenses	**26**	20	**104**	103	**199**	226	**22**	19	**–**	3	**351**	371
Total	**1,246**	**875**	**2,086**	**1,370**	**4,246**	**3,177**	**453**	**276**	**21**	**32**	**8,052**	**5,730**

*After elimination of intra-Group transactions across segments.

All figures in €m*	Reinsurance Life and health Q3 2005	Q3 2004	Reinsurance Property-casualty Q3 2005	Q3 2004	Primary insurance Life and health Q3 2005	Q3 2004	Primary insurance Property-casualty Q3 2005	Q3 2004	Asset management Q3 2005	Q3 2004	Total Q3 2005	Q3 2004
Real estate	**4**	–25	**20**	–95	**106**	–182	**4**	–9	**1**	–	**135**	–311
Investments in affiliated enterprises	**–**	–	**–**	–	**–3**	–	**16**	1	**–2**	–	**11**	1
Investments in associated enterprises	**4**	–1	**20**	11	**–35**	18	**10**	–3	**1**	–1	**–**	24
Loans	**1**	1	**–**	–	**272**	278	**11**	7	**1**	1	**285**	287
Other securities held to maturity	**–1**	–	**–**	–	**7**	8	**–**	–	**–**	–	**6**	8
Other securities available for sale												
– Fixed-interest	**114**	79	**434**	387	**698**	790	**54**	51	**1**	–	**1,301**	1,307
– Non-fixed-interest	**144**	14	**585**	199	**525**	24	**76**	43	**2**	1	**1,332**	281
Other securities held for trading												
– Fixed-interest	**–**	–	**6**	–	**2**	3	**5**	2	**–**	–	**13**	5
– Non-fixed-interest	**–**	–	**–**	–	**1**	1	**–**	–	**–**	–	**1**	1
– Derivatives	**–7**	1	**–16**	4	**–5**	87	**–2**	–2	**–**	–	**–30**	90
Other investments	**79**	163	**20**	42	**46**	–115	**–**	2	**4**	9	**149**	101
Expenses for the management of investments, other expenses	**7**	4	**37**	38	**68**	79	**13**	7	**–**	–1	**125**	127
Total	**331**	**228**	**1,032**	**510**	**1,546**	**833**	**161**	**85**	**8**	**11**	**3,078**	**1,667**

*After elimination of intra-Group transactions across segments.

	Reinsurance						Primary insurance		Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q1–3 2005**	Q1–3 2004	**Q1–3 2005**	Q1–3 2004	**Q1–3 2005**	Q1–3 2004	**Q1–3 2005**	Q1–3 2004	**Q1–3 2005**	Q1–3 2004	**Q1–3 2005**	Q1–3 2004
Investment income												
Regular income	**1,007**	855	**1,248**	1,251	**3,331**	3,348	**279**	272	**36**	32	**5,901**	5,758
Income from write-ups	**34**	12	**121**	67	**197**	137	**2**	7	**–**	–	**354**	223
Gains on the disposal of investments	**327**	133	**1,197**	710	**1,541**	1,166	**250**	152	**2**	7	**3,317**	2,168
Other income	**–**	12	**–**	–	**151**	34	**–**	–	**–**	–	**151**	46
	1,368	1,012	**2,566**	2,028	**5,220**	4,685	**531**	431	**38**	39	**9,723**	8,195
Investment expenses												
Writedowns on investments	**39**	50	**157**	323	**489**	577	**20**	60	**1**	–	**706**	1,010
Losses on the disposal of investments	**32**	43	**129**	182	**190**	488	**34**	72	**11**	–	**396**	785
Management expenses, interest expenses and other expenses	**51**	44	**194**	153	**295**	443	**24**	23	**5**	7	**569**	670
	122	137	**480**	658	**974**	1,508	**78**	155	**17**	7	**1,671**	2,465
Total	**1,246**	**875**	**2,086**	**1,370**	**4,246**	**3,177**	**453**	**276**	**21**	**32**	**8,052**	**5,730**

*After elimination of intra-Group transactions across segments.

	Reinsurance						Primary insurance		Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q3 2005**	Q3 2004	**Q3 2005**	Q3 2004	**Q3 2005**	Q3 2004	**Q3 2005**	Q3 2004	**Q3 2005**	Q3 2004	**Q3 2005**	Q3 2004
Investment income												
Regular income	**206**	217	**510**	500	**1,063**	1,085	**87**	77	**11**	10	**1,877**	1,889
Income from write-ups	**2**	4	**13**	37	**109**	73	**–**	2	**–**	–	**124**	116
Gains on the disposal of investments	**163**	25	**665**	272	**595**	425	**107**	71	**2**	1	**1,532**	794
Other income	**–**	12	**–**	–	**62**	–	**–**	–	**–**	–	**62**	12
	371	258	**1,188**	809	**1,829**	1,583	**194**	150	**13**	11	**3,595**	2,811
Investment expenses												
Writedowns on investments	**11**	30	**43**	202	**137**	415	**3**	26	**1**	–	**195**	673
Losses on the disposal of investments	**7**	–	**40**	49	**52**	135	**17**	29	**2**	–	**118**	213
Management expenses, interest expenses and other expenses	**22**	–	**73**	48	**94**	200	**13**	10	**2**	–	**204**	258
	40	30	**156**	299	**283**	750	**33**	65	**5**	–	**517**	1,144
Total	**331**	**228**	**1,032**	**510**	**1,546**	**833**	**161**	**85**	**8**	**11**	**3,078**	**1,667**

*After elimination of intra-Group transactions across segments.

Net expenses for claims and benefits

All figures in €m*	Reinsurance Life and health Q1–3 2005	Q1–3 2004	Reinsurance Property-casualty Q1–3 2005	Q1–3 2004	Primary insurance Life and health Q1–3 2005	Q1–3 2004	Primary insurance Property-casualty Q1–3 2005	Q1–3 2004	Total Q1–3 2005	Q1–3 2004
Gross	**4,001**	4,012	**8,556**	7,794	**11,537**	10,466	**2,519**	2,239	**26,613**	24,511
Ceded share	**304**	153	**798**	322	**137**	144	**253**	76	**1,492**	695
Net	**3,697**	3,859	**7,758**	7,472	**11,400**	10,322	**2,266**	2,163	**25,121**	23,816

*After elimination of intra-Group transactions across segments.

All figures in €m*	Reinsurance Life and health Q3 2005	Q3 2004	Reinsurance Property-casualty Q3 2005	Q3 2004	Primary insurance Life and health Q3 2005	Q3 2004	Primary insurance Property-casualty Q3 2005	Q3 2004	Total Q3 2005	Q3 2004
Gross	**1,334**	1,319	**3,732**	2,789	**3,935**	3,331	**979**	725	**9,980**	8,164
Ceded share	**161**	48	**440**	83	**47**	19	**175**	6	**823**	156
Net	**1,173**	1,271	**3,292**	2,706	**3,888**	3,312	**804**	719	**9,157**	8,008

*After elimination of intra-Group transactions across segments.

Net operating expenses

All figures in €m*	Reinsurance Life and health Q1–3 2005	Q1–3 2004	Reinsurance Property-casualty Q1–3 2005	Q1–3 2004	Primary insurance Life and health Q1–3 2005	Q1–3 2004	Primary insurance Property-casualty Q1–3 2005	Q1–3 2004	Total Q1–3 2005	Q1–3 2004
Gross	**1,535**	1,240	**2,787**	2,891	**1,467**	1,303	**1,251**	1,240	**7,040**	6,674
Ceded share	**123**	138	**188**	146	**17**	51	**31**	37	**359**	372
Net	**1,412**	1,102	**2,599**	2,745	**1,450**	1,252	**1,220**	1,203	**6,681**	6,302

*After elimination of intra-Group transactions across segments.

All figures in €m*	Reinsurance Life and health Q3 2005	Q3 2004	Reinsurance Property-casualty Q3 2005	Q3 2004	Primary insurance Life and health Q3 2005	Q3 2004	Primary insurance Property-casualty Q3 2005	Q3 2004	Total Q3 2005	Q3 2004
Gross	**564**	401	**912**	973	**438**	429	**389**	420	**2,303**	2,223
Ceded share	**74**	11	**49**	53	**22**	43	**13**	19	**158**	126
Net	**490**	390	**863**	920	**416**	386	**376**	401	**2,145**	2,097

*After elimination of intra-Group transactions across segments.

Number of staff

The number of staff employed by the Group as at 30 September 2005 totalled 29,455 (29,851) in Germany and 10,951 (11,111) in other countries.

	30.9.2005	31.12.2004
Reinsurance companies	**6,753**	6,612
Primary insurance companies	**32,969**	33,703
Asset management	**684**	647
Total	**40,406**	**40,962**

Contingent liabilities, other financial commitments

In comparison with the situation at 31 December 2004 there have been no material changes in financial commitments of significance for the assessment of the Group's financial position. No contingent liabilities have been entered into for the benefit of Board members.

Earnings per share

The earnings per share figure is calculated by dividing the consolidated net income for the reporting period by the *weighted average number of shares.*

Events after the balance sheet date

On 5 October 2005, the governing bodies of our Group companies holding HVB shares accepted UniCredit's offer to HVB shareholders to exchange each HVB share for five UniCredit shares. On completion of the exchange offer, the Munich Re Group's stake in UniCredit would be between 6.5% and 7.0% as things stand at present, approximately half of which will be held by Munich Re and half by companies of the ERGO Insurance Group.

At the beginning of October, Munich Re and Württembergische Leben agreed on the sale of the Karlsruher Insurance Group. The sale is subject to the approval of the regulatory authorities.

In the second half of October, Hurricane Wilma caused heavy losses in Central and North America, which will *probably impact us with an amount of US$ 400m.*

Earnings per share		Q1–3 2005	Q1–3 2004	Q3 2005	Q3 2004
Consolidated result attributable to Munich Re shareholders	€m	**1,332**	1,527	**492**	365
Weighted average number of shares		**228,287,183**	228,802,101	**227,992,836**	228,586,159
Earnings per share	€	**5.83**	**6.68**	**2.16**	**1.60**

Important dates

13 March 2006	Balance sheet meeting of the Supervisory Board
14 March 2006	Annual report for the business year 2005
14 March 2006	Press conference
15 March 2006	Analysts' conference
19 April 2006	Annual General Meeting
9 May 2006	Interim report at 31 March 2006
3 August 2006	Interim report at 30 June 2006
7 November 2006	Interim report at 30 September 2006

The official German original of this quarterly report is also available from the Company. In addition, you will find copies of our annual reports and interim reports, along with further current information about Munich Re and its shares, on our internet website (http://www.munichre.com).

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Tel.: +49 (89) 38 91-39 01
Fax: +49 (89) 38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Tel.: +49 (89) 38 91-25 04
Fax: +49 (89) 38 91-35 99
E-mail: presse@munichre.com

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
Tel.: +49 (89) 3891-0
Fax: +49 (89) 399056
http://www.munichre.com

Responsible for content
Central Division: Group Accounting

Printed by
Druckerei Fritz Kriechbaumer
Wettersteinstrasse 12
82024 Taufkirchen, Germany



Order number 302-04706



Annual General Meeting 2006
Your invitation

TAB 10

Münchener Rück
Munich Re Group



Contents

Agenda 1
Preconditions for attending the Annual General Meeting 7
Transmission of the AGM on the internet 7
Enquiries or motions from shareholders 8
Report of the Board of Management on items 5 and 6 of the agenda 9
Information in accordance with Section 128 para. 2 sentences 6 to 8 of the German Stock Companies Act 12



Paving the way for opportunities: Five articles in *this year's Munich Re Group Annual Report* show what opportunities there are in risk and how *Munich Re turns them into value – for every risk* has two sides. You can read the articles at www.munichre.com.

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München, Munich

We hereby invite our shareholders
to the 119th Annual General Meeting,
to be held at the ICM –
International Congress Center Munich,
Am Messesee 6, 81829 München,
at 10 a.m. on Wednesday, 19 April 2006.

Agenda

1 Submission of the adopted Company financial statements and management report for the business year 2005, the approved consolidated financial statements and management report for the Group for the business year 2005, and the report of the Supervisory Board

These documents can be inspected as components of the annual reports of Munich Reinsurance Company and the Munich Re Group at the Company's head office at Königinstrasse 107, 80802 München, and on the internet at www.munichre.com/agm. They will be sent to shareholders on request.

2 Resolution on the appropriation of the net retained profits from the business year 2005

The Supervisory Board and the Board of Management propose that the net retained profits of €711,698,722.30 be utilised as follows:

Payment of a dividend of €3.10 on each share entitled to dividend	€706,823,755.30
Carried forward to new account	€4,874,967.00
Net retained profits	€711,698,722.30

The proposal for the appropriation of the profit takes into account own shares held directly or indirectly by the Company, which as per Section 71b of the German Stock Companies Act are not entitled to dividend. Up to the Annual General Meeting, the number of shares entitled to dividend may decrease or increase through the further acquisition or sale of own shares. In this case, a suitably modified proposal for the appropriation of the profit, with an unchanged dividend of €3.10 per share entitled to dividend, will be made to the Annual General Meeting.

3 Resolution to approve the actions of the members of the Board of Management in respect of the business year 2005

The Supervisory Board and the Board of Management propose that approval be given for the actions of the members of the Board of Management in office during the business year 2005.

4 Resolution to approve the actions of the members of the Supervisory Board in respect of the business year 2005

The Supervisory Board and the Board of Management propose that approval be given for the actions of the members of the Supervisory Board in office during the business year 2005.

5 Authorisation to buy back and use own shares

Unless expressly permitted by law, the Company requires the authorisation of the Annual General Meeting to buy back shares. As the authorisation granted by the Annual General Meeting on 28 April 2005 expires in October 2006, it will be proposed to the Annual General Meeting that the Company be again authorised to buy back shares. The new authorisation corresponds to the authorisation granted by the Annual General Meeting in the previous year.

The Supervisory Board and the Board of Management propose that the following resolutions be adopted:

a) The Company shall be authorised to buy back its own shares up to a total amount of 10% of the current share capital. The authorisation may be exercised as a whole or in part amounts, on one or more occasions and for one or more purposes by the Company, but also by dependent Group companies or enterprises in which the Company has a majority shareholding, or by third parties for its or their account. The shares acquired plus other own shares in the possession of the Company or attributable to the Company in accordance with Sections 71a ff. of the German Stock Companies Act shall at no time amount to more than 10% of the share capital. The authorisation may not be used for trading in own shares.

It shall run until 18 October 2007. The authorisation to buy back shares granted by the AGM on 28 April 2005 shall be cancelled as from the moment this new authorisation comes into effect.

b) In accordance with the requirement of equal treatment (Section 53a of the German Stock Companies Act), the shares will be acquired by the Board of Management aa) via the stock exchange or bb) via a public purchase offer to all shareholders or cc) via a public offer to all shareholders to exchange Munich Re shares for shares in another listed company as defined in Section 3 para. 2 of the German Stock Companies Act. In the event of bb) and cc), the provisions of the German Securities Acquisition and Takeover Act shall be observed where applicable. The acquisition may dd) also be made using put and call options on the Company's shares if the shares to be delivered to the Company on exercise of the put or call options have previously been acquired, in keeping with the legal requirement of equal treatment, via the stock exchange at the current share price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange.

aa) If the shares are bought back via the stock exchange, the purchase price (excluding incidental expenses) may not exceed by more than 10% or undercut by more than 20% the arithmetic mean of the closing price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange determined for Company shares with the same securities reference number on the last three days of trading prior to the commitment to purchase.

bb) If the shares are bought back via a public purchase offer, the purchase price per share or the upper and lower limits of the price range (excluding incidental expenses) may not exceed or undercut by more than 20% the arithmetic mean of the closing price for Company shares with the same securities reference number in the closing auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the fifth, fourth and third trading day before the date on which the offer is published. If after a public purchase offer there are significant deviations in the relevant share price, the offer may be adjusted. In this case, the basis for the adjustment will be the arithmetic mean closing price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the fifth, fourth and third trading day before the public announcement of the adjustment. The volume may be restricted. If the offer is oversubscribed, acceptance shall be based on quotas. For this, the Company may provide for preferred acceptance of small lots of shares (up to 100 shares tendered per shareholder). The purchase offer may provide for further conditions.

cc) In the case of a public offer to exchange Munich Re shares for shares in another listed company ("exchange shares") as defined in Section 3 para. 2 of the German Stock Companies Act, a certain exchange ratio may be specified or also determined by way of an auction procedure. A cash benefit may also be provided for as an additional payment to the exchange offered or as compensation for any fractional shares. In each of these procedures for the exchange of shares, the exchange price or the applicable top and bottom end of the price range in the form of one or more exchange shares and calculated fractional amounts, including any cash or fractional amounts (excluding incidental expenses), may not exceed or undercut by more than 20% the relevant value of Munich Re shares.

The basis for calculating the relevant value of each Munich Re share and of each exchange share shall be the respective arithmetic mean closing price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the fifth, fourth and third trading day before the date on which the exchange offer is published. If the exchange shares are not traded in the Xetra trading system on the Frankfurt stock exchange, the basis shall be the closing prices quoted on the stock exchange having the highest average trading volume in respect of the exchange shares in the course of the preceding calendar year. If after a public exchange offer there are significant deviations in the relevant share price, the offer may be adjusted. In this case, the basis for the adjustment shall be the arithmetic mean closing price on the fifth, fourth and third trading day before the date of the public announcement of the adjustment. The volume may be restricted. If the exchange offer is oversubscribed, acceptance shall be based on quotas. For this, the Company may provide for preferred acceptance of small lots of shares (up to 100 shares tendered per shareholder). The exchange offer may provide for further conditions.

dd) If the shares are bought back using put or call options, the exercise price per share may not exceed by more than 10% or undercut by more than 20% the price determined for Company shares with the same securities reference number in the opening auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the day the option contract is concluded. If shares are bought back using put or call options, the acquisition price payable by the Company for the shares corresponds to the exercise price agreed on in the financial instrument. The acquisition price paid by the Company for options may not lie above, nor the sale price collected by the Company for options below, the theoretical market value of the respective options determined according to recognised principles of financial mathematics, the calculation of such market value considering among other things the agreed exercise price. If options are used to buy back shares, taking due account of the preceding sentences, shareholders shall not have a claim to conclude such option contracts with the Company; shareholders shall have a right to offer their Company shares only insofar as the Company is obligated to purchase shares from them.

c) The Board of Management shall be empowered to use shares acquired on the basis of the aforementioned authorisation for all legally admissible purposes, and in particular as follows:

aa) They may be used for launching the Company's shares on foreign stock exchanges where they are not yet listed.

bb) They may be sold in return for non-cash payment, in particular as part of offers to third parties in connection with mergers, acquisitions of companies or parts of companies, shareholdings or assets connected with such investments. Selling in this connection may also include the granting of conversion or subscription rights or of warrants and the transferring of shares in conjunction with securities lending.

cc) They may be sold to third parties for cash other than via the stock exchange or via an offer to all shareholders.

dd) They may be offered for subscription to the holders of conversion rights or warrants issued by the Company or one of its dependent Group companies.

ee) They may be offered as employee shares to staff of the Company or of enterprises affiliated with the Company within the meaning of Section 15 ff. of the German Stock Companies Act.

ff) They may be retired without a further resolution of the AGM being required. They may also be retired in a simplified process, without reducing the share capital, by adjusting the proportion of the Company's share capital represented by each of the remaining no-par-value shares. Any retirement may be limited to a portion of the bought-back shares. If the shares are retired in a simplified process, the Board of Management shall be authorised to adjust the number of no-par-value shares in the Articles of Association.

d) The price at which the shares are launched on other stock exchanges in accordance with item c) aa) or sold in accordance with item c) cc) may not significantly undercut the stock price determined for Company shares with the same securities number in the opening auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange (excluding incidental costs) on the day the shares are launched or the binding agreement with the third party is concluded. In addition, in these cases the sum of the shares sold, together with any shares that may be issued or sold during the term of this authorisation by excluding the shareholders' subscription rights, directly or indirectly pursuant to Section 186 para. 3 sentence 4 of the German Stock Companies Act, may not exceed a total of 10% of the share capital at the time the shares are issued or sold or are to be issued.

e) The authorisations in accordance with item c) above may be utilised one or more times, partially or wholly, individually or jointly; the authorisations in accordance with item c) bb), cc), dd) or ee) may also be utilised by dependent Group companies or enterprises in which the Company has a majority shareholding, or utilised for its or their account by third parties. The authorisations shall also include the use of shares of the Company acquired on the basis of earlier authorisations in accordance with Section 71 para. 1 item 8 of the German Stock Companies Act and the use of shares acquired in accordance with Section 71d sentence 5 of the German Stock Companies Act.

f) Shareholders' subscription rights in respect of these bought-back shares shall be excluded insofar as the shares are used in accordance with the authorisations in items c) aa), bb), cc), dd) or ee). Beyond this, if bought-back shares are sold via an offer to the shareholders, the Board of Management shall be entitled to exclude shareholders' subscription rights insofar as this is necessary to grant subscription rights to the bearers of Company or Group-company convertible bonds or bonds with warrants to the extent to which such bearers would be entitled as shareholders after exercising their warrants or after the conversion requirements from such bonds have been satisfied.

6 Resolution to cancel the existing authorisation for increasing the share capital under "Authorised Capital Increase 2001", to replace this with a new authorisation "Authorised Capital Increase 2006" for the issue of employee shares, and to make the relevant amendments to the Articles of Association

The Authorised Capital Increase 2001 to issue employee shares expires on 18 July 2006. In order to allow the Company to offer its staff and affiliated companies employee shares from capital authorised for this purpose, a new Authorised Capital Increase 2006 amounting to €5m is to be created for the purpose of issuing employee shares. The Supervisory Board and the Board of Management therefore propose that the following resolutions be adopted:

a) Authorisation

The Board of Management shall be authorised, with the consent of the Supervisory Board, to increase the Company's share capital at any time up to 18 April 2011 by an amount of up to €5m by issuing new registered no-par-value shares against cash contribution (Authorised Capital Increase 2006). The authorisation may be exercised in part amounts. The subscription right of shareholders shall be excluded to allow the shares to be issued to employees of the Company and its affiliated companies.

The Board of Management shall also be authorised, with the consent of the Supervisory Board, to determine all other rights of the shares and the terms of issue.

b) Amendment to the Articles of Association

Article 4 paragraph 2 of the Articles of Association shall be reworded as follows:

"(2) The Board of Management shall be authorised, with the consent of the Supervisory Board, to increase the Company's share capital at any time up to 18 April 2011 by an amount of up to 5 million euros by issuing new registered no-par-value shares against cash contribution (Authorised Capital Increase 2006). The authorisation may be exercised in part amounts. The subscription right of shareholders shall be excluded to allow the shares to be issued to employees of the Company and its affiliated companies.

The Board of Management shall also be authorised, with the consent of the Supervisory Board, to determine all other rights of the shares and the terms of issue."

c) Cancellation of the authorisation of 18 July 2001

The authorisation granted by the Annual General Meeting on 18 July 2001 regarding Authorised Capital Increase 2001, as laid down in Article 4 para. 2 of the Articles of Association, shall be cancelled as soon as this resolution becomes effective through entry in the Commercial Register.

7 Further amendments to the Articles of Association

The proposed new regulations are designed on the one hand to give the Company greater flexibility in selecting a venue for the AGM. On the other hand, the law to strengthen corporate integrity and modernise the right to challenge (UMAG) that came into force on 1 November 2005 opens up opportunities for new arrangements in the Articles of Association with regard to how the AGM is conducted. The proposal is to avail ourselves of these opportunities to ensure the reasonable conduct of the Annual General Meeting as regards time and content; at the same time, the powers of direction of the Chairman of the Meeting are to be reworded in the Articles of Association.

The Supervisory Board and the Board of Management propose that the following resolutions be adopted:

a) The following paragraph 1 shall be newly entered in Article 6 of the Articles of Association.

"(1) The Annual General Meeting shall be held, at the discretion of the Board of Management at the registered seat of the Company, at a venue within a radius of 50 km of said seat or in another German city with a population of more than 100,000 inhabitants."

b) The previous paragraphs 1 and 2 in Article 6 of the Articles of Association shall become paragraphs 2 and 3.

c) Article 8 paragraph 2 of the Articles of Association shall be reworded as follows:

"The Chairman of the Meeting shall be responsible for conducting proceedings. He shall determine the order of speakers. As regards the right of shareholders to speak and submit questions, he may also reasonably limit the time shareholders have to do so; he may in particular at the start or in the course of the AGM reasonably set time limits on the AGM proceedings, on the discussion of items on the agenda as well as on individual contributions (questions or comments). When determining the time to be allocated to individual contributions (questions or comments), the Chairman of the Meeting may distinguish between first and repeated requests to address the meeting and also according to other material criteria.

The Chairman of the Meeting shall determine voting procedure. He may determine whether the AGM departs from the order of business as outlined in the invitation."

Preconditions for attending the Annual General Meeting

In accordance with Article 6 of the Articles of Association, every shareholder may attend the Annual General Meeting in person or be represented by a proxy, provided the shareholder has given notice of his or her intention to participate to the Board of Management of the Company **not later than Thursday, 13 April 2006**, and is entered in the register of shareholders. The shares entered in the register of shareholders on 13 April 2006 shall be material for establishing the right to participate and the right to vote.

Registration may be made via the internet at http://www.munichre.com/agm Shareholders who are already registered for electronic mailing of AGM documents should use their shareholder number and the password they have selected. All other shareholders entered in the shareholders' register will receive their shareholder number and a related access code with the letter of invitation to the AGM by post. These shareholders may submit their registration also by means of the registration form sent to them.

As part of our service, we are again offering shareholders the opportunity to have their voting rights exercised at the AGM by one of the proxies nominated by the Company. These proxies will act solely in accordance with the instructions they receive from the shareholders. Should an individual vote take place on an agenda item, the instructions issued for that item shall apply to each subitem. However, the proxies are unable to accept requests concerning notification to speak or ask questions, or instructions to propose motions at the AGM. The proxies may be appointed in writing by means of the form sent to shareholders, or via the internet at www.munichre.com/agm. Instructions issued to the proxies via the internet may be changed on the day of the AGM at www.munichre.com/agm right up to the end of the general debate.

Shareholders may also exercise their voting rights through another proxy, a bank or a shareholders' association. In these cases, the proxies must give due notice of their intention to attend or arrange for the shareholders to give such notice for them. If neither a bank nor a shareholders' association is authorised in this way, authorisation must be granted in writing, by fax using number +49 (89) 38 91-45 15, or via the internet at www.munichre.com/agm.

If a bank is entered in the shareholders' register, it may only exercise the voting rights for shares that it does not own if it has an authorisation to do so from the shareholders concerned.

Transmission of the AGM on the internet

We are again offering shareholders who are unable to attend the AGM in person the chance to follow the whole AGM live on the internet (also at www.munichre.com/agm), using their shareholder number and their above-mentioned password or access code. The opening of the AGM by the Chairman of the Meeting and the report of the Chairman of the Board of Management can be publicly viewed live on the internet (www.munichre.com/agm) and will also be available after the AGM as a recording. The entire live transmission will not be recorded.

Enquiries or motions from shareholders

Questions from shareholders regarding the AGM should be sent to the following address only:

Münchener Rückversicherungs-Gesellschaft
GL 1.2 – Hauptversammlung
80791 München
(Fax: +49 (89) 38 91-45 15)

or by e-mail to

shareholder@munichre.com.

This is also the address to which motions from shareholders in the meaning of Section 126 of the German Stock Companies Act must be sent; motions sent to other addresses cannot be considered. Countermotions required to be made public that reach us by 24.00 hrs on 4 April 2006 will be published on the internet at www.munichre.com/agm. Any comments by the management can also be found there.

Munich, 14 March 2006

The Board of Management

For the Annual General Meeting on 19 April 2006

Report of the Board of Management on the exclusion of subscription rights proposed under items 5 and 6 of the agenda (in accordance with Section 186 paragraph 4 sentence 2 in conjunction with Section 71 para. 1 item 8 and Section 203 para. 1 of the German Stock Companies Act)

1) Re item 5 on the agenda

At past AGMs, resolutions were adopted authorising the Company to buy back and sell its own shares. The latest of these authorisations is due to expire on 27 October 2006. Owing to the expiry of this authorisation in the current business year, the proposed resolution is designed to replace the current authorisation granted by the AGM on 28 April 2005.

It will enable the Company or dependent Group companies, or enterprises in which the Company has a majority shareholding, or third parties acting for its or their account, to buy back shares up to a total amount of 10% of the Company's current share capital.

For this purpose, the Company is to be enabled to buy back shares not only via the stock exchange but also through a public offer to shareholders of the Company. The Company is also to be given the possibility to offer not only cash but also shares in other listed companies by way of exchange, which for shareholders can be an attractive alternative to a public purchase offer. It gives the Company additional scope for optimally structuring share buy-backs, which is also in the interests of the shareholders. A certain exchange ratio must be specified for this. A cash benefit may also be provided for as an additional payment to the exchange offered or as compensation for any fractional shares. For the Company, it may additionally be advantageous to sell put options or purchase call options instead of directly acquiring Company shares. The Board of Management intends to use put and call options only as a supplement to conventional share buy-backs.

When selling put options, the Company grants the acquirer of the put options the right to sell Munich Re shares to the Company at a price laid down in the put option (exercise price). In return, the Company receives an option premium, which corresponds to the value of the disposal right taking into account the exercise price, the term of the option and the volatility of Munich Re shares. If the put option is exercised, the option premium paid by the acquirer of the put option reduces the countervalue rendered as a whole by the Company for the acquisition of the share. It is economically expedient for the option holder to exercise the put option if the Munich Re share price at the time of exercise is lower than the exercise price, because the holder can then sell the shares at the higher exercise price. From the Company's point of view, the advantage of share buy-backs using put options is that the exercise price is fixed on the day that the option contract is concluded, whilst the liquid funds do not flow until the exercise date. Furthermore, owing to the option premium collected, the acquisition price of the shares for the Company is lower than the share price when the option contract is concluded. If the option holder does not exercise the option because the share price at the exercise date is higher than the exercise price, the Company is unable to acquire any of its own shares in this way but still has the collected option premium.

In the case of a call option, the Company acquires the right – against payment of an option premium – to purchase a predetermined number of shares at a predetermined price (exercise price) from the seller of the option, the writer. It is economically expedient for the Company to exercise the call option if the Munich Re share price at the time of exercise is higher than the exercise price, because it can then purchase the shares from the writer at the lower exercise price. In this way, the Company hedges against rising share prices. In addition, the Company's liquidity is not affected, since the fixed acquisition price for the shares does not need to be paid until the call options are exercised.

The acquisition price to be paid by the Company for the shares is the exercise price fixed in the particular put or call option. The exercise price may be higher or lower than the market price of Munich Re shares when the put option is sold or the call option acquired, but it may not exceed by more than 10% or undercut by more than 20% the price determined for Company shares with the same securities reference number in the opening auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the day the option contract is concluded. Thus the Company puts itself in a position with regard to the acquisition price of the shares as if it had acquired the shares directly on the stock exchange at the time of concluding the option contract concerned. The option premium agreed on by the Company when selling the put options or acquiring the call options may not be lower (in the case of put options) or higher (in the case of call options) than the theoretical market value of the respective options on the settlement date, determined according to recognised principles of financial mathematics, the calculation of such market value considering among other things the agreed exercise price.

In the case of both a call option and a put option, the respective counterparty may upon exercise of the option only deliver shares that have, in keeping with the principle of equal treatment, been acquired via the stock exchange at the current share price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange. In the case of a put option contract being concluded, such a requirement must be an integral part of the transaction. In the case of a call option contract, the Company may only exercise the option if it is ensured that the respective counterparty upon exercise of the option only delivers shares that have, in keeping with principle of equal treatment, been acquired via the stock exchange at the current share price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange. The fact that the respective counterparty in the option contract only delivers shares acquired under the aforementioned conditions is intended to satisfy the legal requirement of equal treatment of shareholders pursuant to the provisions in Section 71 para. 1 item 8 sentence 4 of the German Stock Companies Act.

A claim for shareholders to conclude such option transactions with the Company is excluded. The procedure for fixing the option premium and exercise price described above, and the requirement that the shares to be delivered to the Company be acquired by the respective counterparty previously on the stock exchange, in keeping with the principle of equal treatment, rule out economic disadvantages for shareholders from the buying back of shares using put or call options. As the Company collects or pays a fair market price, shareholders not involved in the option transactions do not suffer any loss in value. This corresponds to the position of shareholders in the case of share buy-backs on the stock exchange, where in fact not all shareholders can sell shares to the Company. The equal treatment of shareholders is ensured in the same way as with customary buy-backs via the stock exchange, through the fixing of a fair market price. This is also in line with the provision of Section 186 para. 3 sentence 4 of the German Stock Companies Act, according to which the exclusion of subscription rights is justified if the pecuniary interests of shareholders are safeguarded.

If shares are bought back using put or call options, shareholders shall have a right to offer their shares only insofar as the Company is obligated to purchase the relevant shares under the options. Otherwise the use of put or call options in buying back shares would not be possible, and thus the Company would not be able to generate the associated benefits. Having carefully weighed up the interests of the shareholders and the Company and having consulted with the Supervisory Board, the Board of Management considers the non-granting or restriction of the shareholders' rights to offer shares to be justified, given the advantages resulting from the use of put or call options for the Company.

Shares which the Company buys back may be sold again via the stock exchange or a public offer to all shareholders. This takes account of the legal principle of equal treatment (Section 53a of the German Stock Companies Act).

Besides this, the Company may also limit the shareholders' subscription rights and, pursuant to Article 186 para. 3 sentence 4 of the German Stock Companies Act, may sell the Company's own shares to institutional investors, for example, or launch the shares on foreign stock exchanges. This is in the interest of the Company and puts it in a position to react quickly and flexibly to favourable stock market situations. The shares may only be sold at a price which does not significantly undercut the current stock market price. The Board of Management will endeavour – taking into account current market circumstances – to keep any discount on the stock market price as low as possible. It will only avail itself of the authorisation to exclude subscrip-

tion rights in the sale of own shares, pursuant to Section 186 para. 3 sentence 4 of the German Stock Companies Act, insofar as together with existing authorisations to issue shares from capital approved for this purpose, excluding shareholders' subscription rights, or as a result of an issue of convertible bonds or bonds with warrants, the limit provided for under Section 186 para. 3 sentence 4 of the German Stock Companies Act – namely 10% of the Company's share capital – is not exceeded.

The authorisation also gives the Company the option of having own shares available to offer as a consideration in connection with mergers, acquisitions of companies or the purchase of shareholdings. International competition and the globalisation of the economy increasingly require this type of acquisition financing. The proposed authorisation is intended to give the Company the necessary scope to take quick and flexible advantage of opportunities that arise for acquiring companies or shareholdings. This is reflected in the proposed exclusion of subscription rights. In determining the valuation ratios, the Board of Management will ensure the interests of the shareholders are appropriately considered. As a rule, when measuring the value of the shares offered as a consideration, it will take as a basis the stock market price of Munich Re shares. However, a systematic coupling of the valuation to a stock market price is not provided for, in particular to prevent fluctuations in the share price from jeopardising negotiation outcomes once they have been reached.

The Company will have the possibility to issue convertible bonds or bonds with warrants against both cash and non-cash payment. To service these bonds, it may be expedient to use own shares in part or in full, instead of a capital increase. This is also provided for in the authorisation, with an exclusion of shareholders' subscription rights to this extent.

Finally, the authorisation allows the possibility, in the event of own shares being sold by means of an offer to all shareholders, for shareholders' subscription rights to be partially excluded in favour of the holders of convertible bonds or bonds with warrants. This enables the holders of convertible bonds or bonds with warrants to be granted a subscription right as protection against dilution, instead of a reduction of the exercise or conversion price.

In addition, the Company is to be enabled to issue employee shares to staff of the Company or of its affiliated enterprises.

The authorisation regarding the uses to which own shares may be put is to apply not only in respect of shares acquired on the basis of this resolution. Rather, the authorisation is also to include shares acquired on the basis of the authorisations adopted by earlier AGMs pursuant to Section 71 para. 1 item 8 and Section 71d sentence 5 of the German Stock Companies Act. It is advantageous for the Company and creates further flexibility to be able to use these own shares in the same way as those acquired on the basis of the above resolution.

Own shares acquired on the basis of this resolution and earlier resolutions may be retired without requiring a new resolution of the AGM. In accordance with item 3 of Section 237 para 3 of the German Stock Companies Act, the AGM may resolve to retire no-par-value shares without reducing the share capital. The proposed authorisation provides for this option in addition to retirement with a share capital reduction. If own shares are retired without reducing the share capital, the proportion of the share capital represented by each of the other no-par-value shares automatically increases. The Board of Management is therefore also to be authorised to make the necessary amendment to the Articles of Association to take account of the resultant reduction in the number of no-par-value shares.

If the authorisation is utilised, the Board of Management will inform shareholders about the details at the next AGM following the utilisation.

2) Re item 6 on the agenda

The authorisation enables the Company to issue shares to staff and to its affiliated companies at preferential conditions. In this way employees are encouraged to identify more closely with the objectives of the Company and its shareholders and to gear their interests to these objectives. In accordance with the German Stock Companies Act, the shares needed for this purpose may be made available from the authorised capital increase. Shareholders' subscription rights are excluded for this purpose. The volume of up to €5m comprises only 0.85% of the current share capital and was determined on the basis of the five-year period of the authorisation and of the anticipated subscription results.

Munich, 14 March 2006

The Board of Management

Information in accordance with Section 128 para. 2 sentences 6 to 8 of the German Stock Companies Act

Banks on whose Supervisory Boards a member of the Munich Reinsurance Company's Board of Management holds a seat:

Commerzbank AG, Frankfurt am Main

Banks which were members of a syndicate responsible for handling the most recent issue of the Company's securities in the past five years:

Deutsche Bank AG, Frankfurt am Main
Bayerische Hypo- und Vereinsbank AG, Munich
Citigroup Global Markets Deutschland AG & Co. KGaA, Frankfurt am Main
Dresdner Bank AG, Frankfurt am Main
UBS Investmentbank AG, Frankfurt am Main

Shareholder service
For questions about the AGM,
please use our shareholder hotline:
Tel.: +49 (0) 18 02/22 62 10
E-mail: shareholder@munichre.com
You can find further information at
www.munichre.com/agm.

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
Tel.: +49 (89) 38 91-0
Fax: +49 (89) 39 90 56
www.munichre.com

Responsible for content
Group Legal 1.2

Picture credits
Jörg Koopmann, Ulrike Myrzik + Manfred Jarisch, Munich

Printed by
Druckerei Fritz Kriechbaumer
Wettersteinstrasse 12
82024 Taufkirchen/München
Germany

Order number 302-04812

Annual General Meeting 2005
Your invitation

TAB 10

Münchener Rück
Munich Re Group



Contents

Agenda	**1**
Preconditions for attending the Annual General Meeting	**9**
Transmission of the AGM on the internet	**9**
Address for enquiries or motions from shareholders	**10**
Report of the Board of Management on items 5 and 6 of the agenda	**11**
Information in accordance with Section 128 para. 2 of the German Stock Companies Act	**16**

125 years
Preferred partner in risk



Advancing innovation – This year's Munich Re Group Annual Report presents examples of initiatives and solutions developed by Munich Re staff in 2004. By deploying our skills in old and new fields with energy and ideas, we can grow profitably. The examples may also be found on our website at www.munichre.com.

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München, Munich

We hereby invite our shareholders
to the 118th Annual General Meeting,
to be held at the ICM –
International Congress Center Munich,
Messegelände, 81823 München,
at 10 a.m. on Thursday, 28 April 2005.

Agenda

1 Submission of the adopted Company financial statements and management report for the business year 2004, the approved consolidated financial statements and management report for the Group for the business year 2004, and the report of the Supervisory Board

These documents can be inspected as components of the annual reports of Munich Reinsurance Company and the Munich Re Group at the Company's head office at Königinstrasse 107, 80802 München, and on the internet at www.munichre.com/agm. They will be sent to shareholders on request.

2 Resolution on the appropriation of the balance sheet profit from the business year 2004

The Supervisory Board and the Board of Management propose that the balance sheet profit of €459,160,466 be utilised as follows:

Payment of a dividend of €2.00 on each share entitled to dividend	€457,038,814
Carried forward to new account	€2,121,652
Balance sheet profit	€459,160,466

The proposal for the appropriation of the profit takes into account own shares held directly or indirectly by the Company, which as per Section 71b of the German Stock Companies Act are not entitled to dividend. Up to the Annual General Meeting, the number of shares entitled to dividend may decrease or increase through the further acquisition or sale of own shares. In this case, a suitably modified proposal for the appropriation of the profit, with an unchanged dividend of €2.00 per share entitled to dividend, will be made to the Annual General Meeting.

3 Resolution to approve the actions of the members of the Board of Management in respect of the business year 2004

The Supervisory Board and the Board of Management propose that approval for the actions of the members of the Board of Management be given.

4 Resolution to approve the actions of the members of the Supervisory Board in respect of the business year 2004

The Supervisory Board and the Board of Management propose that approval for the actions of the members of the Supervisory Board be given.

5 Authorisation to buy back and use own shares

The authorisation granted to the Board of Management by the AGM on 26 May 2004 to buy back shares in accordance with Section 71 para. 1 item 8 of the German Stock Companies Act expires on 25 November 2005 and therefore needs to be renewed.

The Supervisory Board and the Board of Management propose that the following resolutions be adopted:

a) The Company shall be authorised to buy back its own shares up to a total amount of 10% of the current share capital. The authorisation may be exercised as a whole or in part amounts, on one or more occasions and for one or more purposes by the Company, but also by dependent Group companies or enterprises in which the Company has a majority shareholding, or by third parties for its or their account. The shares acquired plus other own shares in the possession of the Company or attributable to the Company in accordance with Sections 71a ff. of the German Stock Companies Act shall at no time amount to more than 10% of the share capital. The authorisation may not be used for trading in own shares.

It shall run until 27 October 2006. The authorisation to buy back shares granted by the AGM on 26 May 2004 shall be cancelled as from the moment this new authorisation comes into effect.

b) In accordance with the requirement of equal treatment (Section 53a of the German Stock Companies Act), the shares will be acquired by the Board of Management aa) via the stock exchange or bb) via a public purchase offer to all shareholders, or cc) via a public offer to all shareholders to exchange Munich Re shares for shares in another listed company as defined in Section 3 para. 2 of the German Stock Companies Act. In the event of bb) and cc), the provisions of the German Securities Acquisition and Takeover Act shall be observed where applicable. The acquisition may dd) also be made using put and call options on the Company's shares if the shares to be delivered to the Company on exercise of the put or call options have previously been acquired, in keeping with the legal requirement of equal treatment, via the stock exchange at the current share price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange.

aa) If the shares are bought back via the stock exchange, the purchase price (excluding incidental expenses) may not exceed by more than 10% or undercut by more than 20% the price determined for Company shares with the same securities reference number in the opening auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange.

bb) If the shares are bought back via a public purchase offer, the purchase price per share or the upper and lower limits of the price range (excluding incidental expenses) may not exceed or undercut by more than 20% the arithmetic mean of the closing price for Company shares with the same securities reference number in the closing auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the fifth, fourth and third trading day before the date on which the offer is published. If after a public purchase offer there are significant deviations in the relevant share price, the offer may be adjusted. In this case, the basis for the adjustment will be the arithmetic mean closing price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the fifth, fourth and third trading day before the public announcement of the adjustment. The volume may be restricted. If the offer is oversubscribed, acceptance shall be based on quotas. For this, the Company may provide for preferred acceptance of small lots of shares (up to 100 shares tendered per shareholder). The purchase offer may provide for further conditions.

cc) In the case of a public offer to exchange Munich Re shares for shares in another listed company ("exchange shares") as defined in Section 3 para. 2 of the German Stock Companies Act, a certain exchange ratio may be specified or also determined by way of an auction procedure. A cash benefit may also be provided for as an additional payment to the exchange offered or as compensation for any fractional shares. In each of these procedures for the exchange of shares, the exchange price or the applicable top and bottom end of the price range in the form of one or more exchange shares and calculated fractional amounts, including any cash or fractional amounts (excluding incidental expenses), may not exceed or undercut by more than 20% the relevant value of Munich Re shares.

The basis for calculating the relevant value of each Munich Re share and of each exchange share shall be the respective arithmetic mean closing price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the fifth, fourth and third trading day before the date on which the exchange offer is published. If the exchange shares are not traded in the Xetra trading system on the Frankfurt stock exchange, the basis will be the closing prices quoted on the stock exchange having the highest average trading volume in respect of the exchange shares in the course of the preceding calendar year. If after a public exchange offer there are significant deviations in the relevant share price, the offer may be adjusted. In this case, the basis for the adjustment will be the arithmetic mean closing price on the fifth, fourth and third trading day before the date of the public announcement of the adjustment. The volume may be restricted. If the exchange offer is oversubscribed, acceptance shall be based on quotas. For this, the Company may provide for preferred acceptance of small lots of shares (up to 100 shares tendered per shareholder). The exchange offer may provide for further conditions.

dd) If the shares are bought back using put or call options, the exercise price per share may not exceed by more than 10% or undercut by more than 20% the price determined for Company shares with the same securities reference number in the opening auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the day the option contract is concluded. If shares are bought back using put or call options, the acquisition price payable by the Company for the shares corresponds to the exercise price agreed on in the financial instrument. The acquisition price paid by the Company for options may not lie above, nor the sale price collected by the Company for options below, the theoretical market value of the respective options determined according to recognised principles of financial mathematics, the calculation of such market value considering among other things the agreed exercise price. If options are used to buy back shares, taking due account of the preceding sentences, shareholders shall not have a claim to conclude such option contracts with the Company; shareholders shall have a right to offer their Company shares only insofar as the Company is obligated to purchase shares from them.

c) The Board of Management shall be empowered to use shares acquired on the basis of the aforementioned authorisation for all legally admissible purposes, and in particular as follows:

aa) They may be used for launching the Company's shares on foreign stock exchanges where they are not yet listed.

bb) They may be sold in return for non-cash payment, in particular as part of offers to third parties in connection with mergers, acquisitions of companies or parts of companies, shareholdings or assets connected with such investments. Selling in this connection may also include the granting of conversion or subscription rights or of warrants and the transferring of shares in conjunction with securities lending.

cc) They may be sold to third parties for cash other than via the stock exchange or via an offer to all shareholders.

dd) They may be offered for subscription to the holders of conversion rights or warrants issued by the Company or one of its dependent Group companies.

ee) They may be offered as employee shares to staff of the Company or of enterprises affiliated with the Company within the meaning of Section 15 ff. of the German Stock Companies Act.

ff) They may be retired without a further resolution of the AGM being required. They may also be retired in a simplified process, without reducing the share capital, by adjusting the proportion of the Company's share capital represented by each of the remaining no-par-value shares. Any retirement may be limited to a portion of the bought-back shares. If the shares are retired in a simplified process, the Board of Management shall be authorised to adjust the number of no-par-value shares in the Articles of Association.

d) The price at which the shares are launched on other stock exchanges in accordance with item c) aa) or sold in accordance with item c) cc) may not significantly undercut the stock price determined for Company shares with the same securities number in the opening auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange (excluding incidental costs) on the day the shares are launched or the binding agreement with the third party is concluded. In addition, in these cases the sum of the shares sold, together with any shares that may be issued or sold during the term of this authorisation by excluding the shareholders' subscription rights, directly or indirectly pursuant to Section 186 para. 3 sentence 4 of the German Stock Companies Act, may not exceed a total of 10% of the share capital at the time the shares are issued or sold or are to be issued.

e) The authorisations in accordance with item c) above may be utilised one or more times, partially or wholly, individually or jointly; the authorisations in accordance with item c) bb), cc), dd) or ee) may also be utilised by dependent Group companies or enterprises in which the Company has a majority shareholding, or utilised for its or their account by third parties. The authorisations shall also include the use of shares of the Company acquired on the basis of earlier authorisations in accordance with Section 71 para. 1 item 8 of the German Stock Companies Act and – with the exception of item c) ff) above – the use of shares acquired in accordance with Section 71d sentence 5 of the German Stock Companies Act.

f) Shareholders' subscription rights in respect of these bought-back shares shall be excluded insofar as the shares are used in accordance with the authorisations in items c) aa), bb), cc), dd) or ee). Beyond this, if bought-back shares are sold via an offer to the shareholders, the Board of Management shall be entitled to exclude shareholders' subscription rights insofar as this is necessary to grant subscription rights to the bearers of Company or Group-company convertible bonds or bonds with warrants to the extent to which such bearers would be entitled as shareholders after exercising their warrants or after the conversion requirements from such bonds have been satisfied.

6 Resolution to cancel the existing authorisation to issue convertible bonds and/or bonds with warrants and Contingent Capital Increase 2003 II; to grant a new authorisation to issue convertible bonds and/or bonds with warrants; to create a new contingent capital (Contingent Capital Increase 2005); and to make the relevant amendment to the Articles of Association.

By resolution of the AGM of 11 June 2003, under agenda item 8, the Board of Management was authorised to issue convertible bonds and/or bonds with warrants with a term of up to 20 years, subject to the consent of the Supervisory Board. Convertible bonds and bonds with warrants of unlimited duration (perpetual bonds) have meanwhile established themselves on the capital markets. The removal of the maturity limit will enable the Company to make use of such financial instruments. Therefore a new authorisation is proposed by means of which perpetual convertible bonds and/or bonds with warrants may be issued, and also a new contingent capital be created (Contingent Capital Increase 2005). The authorisation scope of €3bn and the contingent capital of €100m envisaged for this are not to be increased. As soon as this resolution becomes effective, the previous authorisation and Contingent Capital Increase 2003 II related thereto will be cancelled.

The Supervisory Board and the Board of Management propose that the following resolutions be adopted:

a) Cancellation of the authorisation of 11 June 2003

The authorisation granted by the AGM on 11 June 2003 concerning the issue of convertible bonds and/or bonds with warrants, and the Contingent Capital Increase 2003 II amounting to €100m, shall be cancelled.

The cancellation of the authorisation and the contingent capital shall not become effective until the authorisation proposed under the resolution on b) and the new contingent capital proposed under the resolution on c) have been adopted.

b) Authorisation

aa) Nominal amount, period of authorisation, number of shares, maturity period

The Board of Management shall be authorised, with the consent of the Supervisory Board, to issue convertible bonds or bonds with warrants (referred to in the following as "bonds") on one or more occasions up to 27 April 2010 for a maximum nominal amount of €3bn with a limited or unlimited maturity period and to grant the creditors of such bonds conversion or exercise rights in respect of new shares issued by the Company up to a maximum amount of €100m of the share capital, in accordance with the respective bond or warrant conditions. Bonds may also be issued against non-cash payment insofar as the value of the non-cash payment accords with the issue price and the latter does not significantly undercut the bonds' market value determined in accordance with item bb) (3) of this resolution. The bonds may be denominated in the legal currency of another OECD country as well as in euros, provided the equivalent amounts to those stated above in euros are not exceeded. They may also be issued by dependent Group companies; in this case, the Board of Management shall be authorised to guarantee the bonds on behalf of the Company and to grant the creditors of such bonds conversion or exercise rights on the Company's shares.

bb) Subscription rights, exclusion of subscription rights

Shareholders shall generally be granted a subscription right to subscribe for the bonds. The bonds may also be underwritten by one or more banks subject to the obligation that they offer these to the shareholders for subscription. However, the Board of Management shall be authorised, with the consent of the Supervisory Board, to exclude the shareholders' subscription rights in the following cases:

(1) for fractional amounts;

(2) insofar as it is necessary to grant the bearers of warrants or conversion rights in respect of shares of the Company, or creditors of convertible bonds with conversion requirements, pre-emptive rights to subscribe for new shares to the extent to which they would be entitled as shareholders after exercising these rights or after the conversion requirements of such bonds have been satisfied;

(3) if the bonds are issued against cash and the issue price is not significantly below the bonds' theoretical market value determined according to recognised principles of financial mathematics. However, this authorisation to exclude subscription rights shall apply only to the extent that the shares issued to cover the related conversion rights and/or warrants do not represent more than 10% of the share capital, either with respect to the date on which the authorisation becomes effective or the date on which such authorisation is exercised. This restriction shall also include own shares insofar as they are sold within the term of this authorisation by excluding subscription rights pursuant to Article 186 para. 3 sentence 4 of the German Stock Companies Act. Furthermore, this restriction shall also include shares that are issued within the term of this authorisation from capital authorised for the purpose by excluding subscription rights pursuant to Article 186 para. 3 sentence 4 of the German Stock Companies Act;

(4) insofar they are issued against non-cash payment and the exclusion of subscription rights is in the interests of the Company.

cc) Conversion right, conversion requirement

In the event of the issue of bonds with conversion rights, the creditors may exchange their bonds into Company shares in accordance with the bond conditions. The proportional amount of share capital represented by the shares to be issued as a result of the conversion may not exceed the nominal amount of the convertible bond. The exchange ratio is determined by dividing the nominal amount of one convertible bond by the conversion price fixed for obtaining one Company share. The exchange ratio may also be determined by dividing a convertible bond issue price that lies below the nominal amount by the fixed conversion price for obtaining one Company share. The exchange ratio may be rounded up or down to a whole figure; in addition, a supplementary cash payment may be specified. Furthermore, the conditions may provide for fractional amounts to be combined and/or compensated for in cash. The bond conditions may also provide for a variable exchange ratio; they may additionally provide for a conversion requirement. In this case, the Company shall be entitled to compensate fully or partially in cash any difference between the nominal amount of the convertible bonds and the result obtained from multiplying a market price for the shares at the time of the mandatory exchange (such price to be more closely defined in the terms and conditions of the bonds, but to amount to at least 80% of the share price relevant for the lower conversion price limit pursuant to ee) below) and the exchange ratio.

dd) Warrants

In the event of a warrants issue, one or more warrants will be attached to each bond which entitle the bearer to subscribe for Company shares in accordance with the warrant conditions. The proportional amount of the share capital to be subscribed for per bond may not exceed the nominal value of the bond.

ee) Exercise or conversion price, protection against dilution

The exercise or conversion price fixed in each case for one share must be either at least 80% of the mean closing price of Company shares in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the ten trading days prior to the decision of the Board of Management to issue the convertible bonds or bonds with warrants, or at least 80% of the mean closing price of Company shares in Xetra trading (or a comparable successor system) during the days on which the subscription rights are traded on the Frankfurt stock exchange, with the exception of the last two trading days for the subscription rights.

Notwithstanding Section 9 para. 1 of the German Stock Companies Act, the conditions of the convertible bonds or bonds with warrants may contain a clause safeguarding against the dilution of stock for the event that during the conversion or exercise period the Company, whilst granting its shareholders pre-emptive rights, either increases its capital or issues further convertible bonds or bonds with warrants, or issues other warrants, and does not grant the holders of conversion rights and/or warrants subscription rights to the extent to which they would have been entitled after exercising the conversion or exercise rights or after the conversion requirements from such bonds have been satisfied. The terms and conditions may also provide for the conversion rights and/or warrants to be adjusted in the case of other measures of the Company that might lead to a dilution in the value of the conversion rights and/or warrants. The proportional amount of the share capital to be subscribed for per bond may on no account exceed the nominal value of the bond.

ff) Further scope for action

Subject to compliance with the above conditions, the Board of Management shall be authorised to determine all further details of the issue and terms of the bonds or to establish these in agreement with the executive bodies of the Group companies issuing the bonds, particularly the interest rate, the issue price, the maturity period and denomination, agreement of subordination compared with other liabilities, subscription or conversion ratio (e.g. a variable conversion ratio depending on the performance of the share price during the term or a conversion ratio based on a bond issue price lower than the nominal value), fixing of an additional cash payment, compensation for or combination of fractional amounts, cash payment instead of delivery in shares, the amount of the exercise or conversion price, and the exercise or conversion period.

c) Contingent capital increase

The share capital shall be conditionally increased by up to €100m through the issue of registered no-par-value shares entitled to dividend from the beginning of the business year in which they are issued. This contingent capital increase is for granting shares to the holders or creditors of convertible bonds or bonds with warrants issued by the Company or by a dependent Group company up to 27 April 2010 under the aforementioned authorisation, insofar as the issue is against cash payment. The new shares shall be issued at the exercise and conversion price fixed in accordance with the criteria of the aforementioned authorisation. The increase in the share capital shall be carried out only to the extent that warrants or conversion rights from the bonds are exercised or conversion requirements from such bonds are satisfied. The Board of Management shall be authorised to decide on the further details of the contingent capital increase (Contingent Capital Increase 2005).

d) Amendment to the Articles of Association

Article 4 paragraph 4 of the current Articles of Association (Contingent Capital Increase 2003 II) shall be replaced by the following new paragraph 4:

"(4) A contingent increase in the share capital by a further amount of up to 100 million euros, consisting of registered no-par-value shares entitled to dividend from the beginning of the business year in which they are issued, has been authorised. This contingent capital increase is for granting shares to the holders or creditors of convertible bonds or bonds with warrants issued by the Company or by a dependent Group company up to 27 April 2010 under the authorisation of the Annual General Meeting of 28 April 2005, insofar as the issue is against cash payment. The increase in the share capital shall be carried out only to the extent that warrants or conversion rights from the bonds are exercised or conversion requirements from such bonds are satisfied. The Board of Management shall be authorised to decide on the further details of the contingent capital increase (Contingent Capital Increase 2005)."

7 Restructuring of Supervisory Board remuneration and amendment to the Articles of Association

The remuneration to be paid as from the business year 2005 is to be restructured to take account of the increased demands placed on the activities of Supervisory Board members in connection with the corporate governance discussion concerning transparent company management and the reservations about the linking of performance-related remuneration components to the dividend. The fixed remuneration component for Supervisory Board members is to be raised from €25,000 to €45,000, and the dividend-related component replaced by a result-related component. This means that each Supervisory Board member will receive €4,500 for each full euro by which earnings per share exceed €4, but a maximum of €36,000. The multipliers for calculating the fixed and variable remuneration of the Chairman of the Supervisory Board and Deputy Chairmen shall remain unchanged. Besides this, the additional remuneration for work on committees is to be based only on the fixed remuneration. The overall remuneration for each Supervisory Board member is to be limited to two-and-a-half times the fixed remuneration.

The Board of Management and the Supervisory Board propose that the Article 15 of the Articles of Association be reworded as follows:

"(1) Each member of the Supervisory Board shall receive an annual remuneration of 45,000 euros. The Chairman of the Supervisory Board shall be entitled to twice, and each of the Deputy Chairmen to one-and-a-half times, this remuneration.

(2) In addition, each member of the Supervisory Board shall receive result-related annual remuneration. This shall amount to 4,500 euros for each full euro by which earnings per share exceed 4 euros, but to a maximum of 36,000 euros. The Chairman of the Supervisory Board shall be entitled to twice, and the Deputy Chairman to one-and-a-half times, this remuneration. The basis for calculating the result-related remuneration shall be the undiluted earnings per share from continuing operations, as shown in the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), with the proviso that ordinary shares bought back by the Company be taken into account in the same way as the ordinary shares in circulation.

(3) Each member of a committee shall receive an additional amount equivalent to 25%, and the chairman of a committee an additional amount equivalent to 50%, of the remuneration provided for under paragraph 1 sentence 1. This shall not apply to the chairman and members of the Conference Committee set up in accordance with Section 27 para. 3 of the German Co-Determination Act.

(4) The members of the Audit Committee shall receive an attendance fee of 2,000 euros for each meeting of the Committee they attend which does not take place on the same day as a Supervisory Board meeting.

(5) The total annual remuneration of members of the Supervisory Board in accordance with paragraphs 1 to 4 shall be limited to two-and-a-half times the amount payable under paragraph 1.

(6) The Company shall reimburse the members of the Supervisory Board for their expenses and for turnover taxes.

(7) Supervisory Board members who have only served on the Supervisory Board or one of its committees for part of the business year shall be remunerated on a pro rata basis.

(8) This provision shall apply for the first time to the remuneration payable for the business year 2005."

Preconditions for attending the Annual General Meeting

Every shareholder may attend the Annual General Meeting in person or be represented by a proxy, provided the shareholder has given notice of his or her intention to participate to the Board of Management of the Company **not later than Thursday, 21 April 2005**, and is entered in the register of shareholders. The shares entered in the register of shareholders on 21 April 2005 shall be material for establishing the right to participate and voting rights.

As part of our service, we are again offering shareholders the opportunity to have their voting rights exercised at the AGM – in accordance with their instructions – by one of the proxies nominated by the Company. These proxies will act solely in accordance with the instructions they receive from the shareholders. Should an individual vote take place on an agenda item, the instructions issued for that item shall apply to each subitem. However, the proxies are unable to accept requests concerning notification to speak or ask questions, or instructions to propose motions at the AGM. The proxies may be appointed in writing by means of the form sent to shareholders, or via the internet at www.munichre.com/agm. Instructions issued to the proxies via the internet may be changed on the day of the AGM at www.munichre.com/agm right up to the end of the general debate.

Shareholders may also exercise their voting rights through a proxy appointed in writing, a bank or a shareholders' association. In these cases, the proxies must give due notice of their intention to attend or arrange for the shareholders to give such notice for them. If neither a bank nor a shareholders' association is authorised in this way, authorisation must be granted in writing, by fax using number +49 (0) 89/38 91-45 15, or via the internet at www.munichre.com/agm.

If a bank is entered in the shareholders' register, it may only exercise the voting rights for shares that it does not own if it has an authorisation to do so from the shareholders concerned.

Shareholders may use the internet (www.munichre.com/agm) to order admission cards or to appoint proxies nominated by the Company. Shareholders who are already registered for electronic mailing of AGM documents should use their shareholder number and the password they have selected. All other shareholders entered in the shareholders' register will receive their shareholder number and a related access code with the letter of invitation to the AGM by post.

Transmission of the AGM on the internet

We are again offering shareholders who are unable to attend the AGM in person the chance to follow the whole AGM live on the internet (also at www.munichre.com/agm), using their shareholder number and their above-mentioned password or access code. The opening of the AGM by the Chairman of the Meeting and the report of the Chairman of the Board of Management can be publicly viewed live on the internet (www.munichre.com/agm) and will be available after the AGM as a recording. The entire live transmission will not be recorded.

Address for enquiries or motions from shareholders

Enquiries from shareholders regarding the AGM should be sent to the following address only:

Münchener Rückversicherungs-Gesellschaft
ZA 2.2 – Aktienregister
80791 München
(Fax: +49 (0) 89/38 91-45 15)

or by e-mail to

shareholder@munichre.com

This is also the address to which motions from shareholders must be sent; motions sent to other addresses cannot be considered. Any countermotions that reach us by 24.00 hrs on 13 April 2005 will be published on the internet at www.munichre.com/agm. Any comments by the Supervisory Board and the Board of Management on such proposals will also be published at the above-mentioned internet address.

Munich, 17 March 2005

The Board of Management

For the Annual General Meeting on 28 April 2005

Report of the Board of Management on the exclusion of subscription rights proposed under items 5 and 6 of the agenda (in accordance with Section 186 paragraph 4 sentence 2 in conjunction with Section 71 para. 1 item 8 and Section 221 para. 4 of the German Stock Companies Act)

1) Re item 5 on the agenda

At past AGMs, resolutions were adopted authorising the Company to buy back and sell its own shares. The latest of these authorisations is due to expire on 25 November 2005. Owing to the expiry of this authorisation in the current business year, the proposed resolution is designed to replace the current authorisation granted by the AGM on 26 May 2004. Apart from the authorisation to buy back shares using put or call options as well, the new proposal corresponds to the previous authorisation.

It will enable the Company or dependent Group companies, or enterprises in which the Company has a majority shareholding, or third parties acting for its or their account, to buy back shares up to a total amount of 10% of the Company's current share capital.

For this purpose, the Company is to be enabled to buy back shares not only via the stock exchange but also through a public offer to shareholders of the Company. The Company is also to be given the possibility to offer not only cash but also shares in other listed companies by way of exchange, which for shareholders can be an attractive alternative to a public purchase offer. It gives the Company additional scope for optimally structuring share buy-backs, which is also in the interests of the shareholders. A certain exchange ratio must be specified for this. A cash benefit may also be provided for as an additional payment to the exchange offered or as compensation for any fractional shares. For the Company, it may additionally be advantageous to sell put options or purchase call options instead of directly acquiring Company shares. The Board of Management intends to use put and call options only as a supplement to conventional share buy-backs.

When selling put options, the Company grants the acquirer of the put options the right to sell Munich Re shares to the Company at a price laid down in the put option (exercise price). In return, the Company receives an option premium, which corresponds to the value of the disposal right taking into account the exercise price, the term of the option and the volatility of Munich Re shares. If the put option is exercised, the option premium paid by the acquirer of the put option reduces the countervalue rendered as a whole by the Company for the acquisition of the share. It is economically expedient for the option holder to exercise the put option if the Munich Re share price at the time of exercise is lower than the exercise price, because the holder can then sell the shares at the higher exercise price. From the Company's point of view, the advantage of share buy-backs using put options is that the exercise price is fixed on the day that the option contract is concluded, whilst the liquid funds do not flow until the exercise date. Furthermore, owing to the option premium collected, the acquisition price of the shares for the Company is lower than the share price when the option contract is concluded. If the option holder does not exercise the option because the share price at the exercise date is lower than the exercise price, the Company is unable to acquire any of its own shares in this way but still has the collected option premium.

In the case of a call option, the Company acquires the right – against payment of an option premium – to purchase a predetermined number of shares at a predetermined price (exercise price) from the seller of the option, the writer. It is economically expedient for the Company to exercise the call option if the Munich Re share price at the time of exercise is higher than the exercise price, because it can then purchase the shares from the writer at the lower exercise price. In this way, the Company hedges against rising share prices. In addition, the Company's liquidity is not affected, since the fixed acquisition price for the shares does not need to be paid until the call options are exercised.

The acquisition price to be paid by the Company for the shares is the exercise price fixed in the particular put or call option. The exercise price may be higher or lower than the market price of Munich Re shares when the put option is sold or the call option acquired, but it may not exceed by more than 10% or undercut by more than 20% the price determined for Company shares with the same securities reference number in the opening auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the day the option contract is concluded. Thus the Company puts itself in a position with regard to the acquisition price of the shares as if it had acquired the shares directly on the stock exchange at the time of concluding the option contract concerned. The option premium agreed on by the Company when selling the put options or acquiring the call options may not be lower (in the case of put options) or higher (in the case of call options) than the theoretical market value of the respective options on the settlement date, determined according to recognised principles of financial mathematics, the calculation of such market value considering among other things the agreed exercise price.

In the case of both a call option and a put option, the respective counterparty may upon exercise of the option only deliver shares that have, in keeping with the principle of equal treatment, been acquired via the stock exchange at the current share price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange. In the case of a put option contract being concluded, such a requirement must be an integral part of the transaction. In the case of a call option contract, the Company may only exercise the option if it is ensured that the respective counterparty upon exercise of the option only delivers shares that have, in keeping with principle of equal treatment, been acquired via the stock exchange at the current share price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange. The fact that the respective counterparty in the option contract only delivers shares acquired under the aforementioned conditions is intended to satisfy the legal requirement of equal treatment of shareholders pursuant to the provisions in Section 71 para. 1 item 8 sentence 4 of the German Stock Companies Act.

A claim for shareholders to conclude such option transactions with the Company is excluded. The procedure for fixing the option premium and exercise price described above, and the requirement that the shares to be delivered to the Company be acquired by the respective counterparty previously on the stock exchange, in keeping with the principle of equal treatment, rule out economic disadvantages for shareholders from the buying back of shares using put or call options. As the Company collects or pays a fair market price, shareholders not involved in the option transactions do not suffer any loss in value. This corresponds to the position of shareholders in the case of share buy-backs on the stock exchange, where in fact not all shareholders can sell shares to the Company. The equal treatment of shareholders is ensured in the same way as with customary buy-backs via the stock exchange, through the fixing of a fair market price. This is also in line with the provision of Section 186 para. 3 sentence 4 of the German Stock Companies Act, according to which the exclusion of subscription rights is justified if the pecuniary interests of shareholders are safeguarded.

If shares are bought back using put or call options, shareholders shall have a right to offer their shares only insofar as the Company is obligated to purchase the relevant shares under the options. Otherwise the use of put or call options in buying back shares would not be possible, and thus the Company would not be able to generate the associated benefits. Having carefully weighed up the interests of the shareholders and the Company and having consulted with the Supervisory Board, the Board of Management considers the non-granting or restriction of the shareholders' rights to offer shares to be justified, given the advantages resulting from the use of put or call options for the Company.

Shares which the Company buys back may be sold again via the stock exchange or a public offer to all shareholders. This takes account of the legal principle of equal treatment (Section 53a of the German Stock Companies Act).

Besides this, the Company may also limit the shareholders' subscription rights and, pursuant to Article 186 para. 3 sentence 4 of the Stock Companies Act, may sell the Company's own shares to institutional investors, for example, or launch the shares on foreign stock exchanges. This is in the interest of the Company and puts it in a position to react quickly and flexibly to favourable stock market situations. The shares may only be sold at a price which does not significantly undercut the current stock market price. The Board of Management will endeavour – taking into account current market circumstances – to keep any discount on the stock market price as low as possible. It will only avail itself of the authorisation to exclude subscription rights in the sale of own shares, pursuant to Section 186 para. 3 sentence 4 of the German Stock Companies Act, insofar as together with existing authorisations to issue shares from capital approved for this purpose, excluding shareholders' subscription rights, or as a result of an issue of convertible bonds or bonds with warrants, the limit provided for under Section 186 para. 3 sentence 4 of the German Stock Companies Act – namely 10% of the Company's share capital – is not exceeded.

The authorisation also gives the Company the option of having own shares available to offer as a consideration in connection with mergers, acquisitions of companies or the purchase of shareholdings. International competition and the globalisation of the economy increasingly require this type of acquisition financing. The proposed authorisation is intended to give the Company the necessary scope to take quick and flexible advantage of opportunities that arise for acquiring companies or shareholdings. This is reflected in the proposed exclusion of subscription rights. In determining the valuation ratios, the Board of Management will ensure the interests of the shareholders are appropriately considered. As a rule, when measuring the value of the shares offered as a consideration, it will take as a basis the stock market price of Munich Re shares. However, a systematic coupling of the valuation to a stock market price is not provided for, in particular to prevent fluctuations in the share price from jeopardising negotiation outcomes once they have been reached.

The Company will have the possibility to issue convertible bonds or bonds with warrants against both cash and non-cash payment. To service these bonds, it may be expedient to use own shares in part or in full, instead of a capital increase. This is also provided for in the authorisation, with an exclusion of shareholders' subscription rights to this extent.

Finally, the authorisation allows the possibility, in the event of own shares being sold by means of an offer to all shareholders, for shareholders' subscription rights to be partially excluded in favour of the holders of convertible bonds or bonds with warrants. This enables the holders of convertible bonds or bonds with warrants to be granted a subscription right as protection against dilution, instead of a reduction of the exercise or conversion price.

In addition, the Company is to be enabled to issue employee shares to staff of the Company or of its affiliated enterprises.

The authorisation regarding the uses to which own shares may be put is to apply not only in respect of shares acquired on the basis of this resolution. Rather, the authorisation is also to include shares acquired on the basis of the authorisations adopted by earlier AGMs pursuant to Section 71 para. 1 item 8 and Section 71d sentence 5 of the German Stock Companies Act. It is advantageous for the Company and creates further flexibility to be able to use these own shares in the same way as those acquired on the basis of the above resolution.

Own shares acquired on the basis of this resolution and earlier resolutions may be retired without requiring a new resolution of the AGM. This shall not apply to shares acquired on the basis of Section 71d sentence 5 of the Stock Companies Act. In accordance with item 3 of Section 237 para 3 of the German Stock Companies Act, the AGM may resolve to retire no-par-value shares without reducing the share capital. The proposed authorisation provides for this option in addition to retirement with a share capital reduction. If own shares are retired without reducing the share capital, the proportion of the share capital represented by each of the other no-par-value shares automatically increases. The Board of Management is therefore also to be authorised to make the necessary amendment to the Articles of Association to take account of the resultant reduction in the number of no-par-value shares.

If the authorisation is utilised, the Board of Management will inform shareholders about the details at the next AGM following the utilisation.

2) Re item 6 on the agenda

We are proposing to the AGM a new authorisation and a new contingent capital increase to issue convertible bonds or bonds with warrants, with an additional possibility to issue bonds with no definite maturity. The authorisation scope of €3bn for the bonds and the contingent capital of €100m envisaged for this are to remain unchanged. The existing authorisation, due to expire on 11 June 2008, and the existing Contingent Capital Increase 2003 II, are to be cancelled.

The renewal of the authorisation serves to adjust the situation to the changed requirements of the capital markets. Types of financing with no definite maturity have meanwhile become customary in the area of so-called hybrid financing. The removal of the restriction limiting the maturity to 20 years for convertible bonds and bonds with warrants will therefore enable the Company to also issue such instruments. Appropriate capitalisation is an essential basis for a company's development. Through the issue of convertible bonds and bonds with warrants, the Company can take advantage of attractive financing opportunities, depending on the market situation, in order to raise capital for the Company at a lower current interest rate. The premiums received on the conversion rights or warrants accrue to the benefit of the Company. Some hybrid financing instruments can only be placed if warrants or conversion rights are granted.

If convertible bonds or bonds with warrants are issued, a subscription right will generally be granted to shareholders. However, pursuant to Article 186 para. 3 sentence 4 of the Stock Companies Act, the Board of Management is to be authorised, with the consent of the Supervisory Board, to exclude shareholders' subscription rights if the issue price for the bonds is not significantly lower than their market price. This may be necessary in order to take swift advantage of favourable stock market situations and to be able to place a bond quickly and flexibly on the market at attractive conditions. The stock markets have become considerably more volatile. Achieving the most beneficial outcome from an issue therefore depends to an increasing extent on the ability to respond to market developments at short notice. Favourable terms that correspond as closely as possible to market conditions can generally only be secured if the Company is not tied to them for too long an offer period. In the case of rights issues, a considerable discount is usually required to guarantee the attractiveness of the terms and thus the chance of the issue being successful over the entire offer period. It is true that Section 186 para 2 of the German Stock Companies Act now allows the subscription price to be published (and, as such, the terms and conditions of convertible bonds and bonds with warrants) up to the third day before the end of the subscription period. Given the volatility of the stock markets, however, there is then also a market risk over several days, leading to discounts when determining the bond conditions and hence resulting in terms that are not close to market conditions. Furthermore, if subscription rights are granted, an alternative placement with third parties is more difficult or entails additional effort because of the uncertainty surrounding the exercising of the rights (subscription behaviour). Finally, if subscription rights are granted, the length of the subscription period prevents the Company from reacting at short notice to a change in market circumstances, which may result in the Company procuring capital at unfavourable terms. Shareholders' interests are protected by the bonds being issued on terms that are not substantially lower than the market value. The market value is to be determined using recognised principles of financial mathematics. For this purpose, the opinion of an experienced investment bank or auditing firm is to be obtained. When determining the price, the Board of Management will take into consideration the conditions then prevailing on the capital markets and keep the discount on market value as low as possible. This means the computed value of a subscription right would be practically zero, so that shareholders cannot suffer any significant economic disadvantage from the exclusion of subscription rights. Moreover, shareholders can maintain their share of the capital stock of the Company through purchases at virtually the same conditions via the stock exchange. This adequately protects their economic interests.

The authorisation to exclude subscription rights in accordance with Section 186 para. 3 sentence 4 of the German Stock Companies Act applies only to bonds with rights to shares representing a total of not more than 10% of the share capital, either with respect to the date on which the authorisation becomes effective or the date on which such authorisation is exercised. This restriction is also to include own shares insofar as they are sold within the term of this authorisation by excluding subscription rights pursuant to Article 186 para. 3 sentence 4 of the German Stock Companies Act. Furthermore, this restriction is also to include shares that are issued within the term of this authorisation from capital authorised for the purpose by excluding subscription rights pursuant to Article 186 para. 3 sentence 4 of the German Stock Companies Act. Through this limitation, account is taken of shareholders' need for protection against dilution of their stock. However, the Board of Management is authorised, with the consent of the Supervisory Board, to exclude fractional amounts from the subscription rights. Such fractional amounts may result from the amount of the respective issue and the fixing of a practicable subscription ratio. The exclusion of subscription rights facilitates handling of the capital measure in these cases. The Board is to continue to have the option, with the consent of the Supervisory Board, to exclude subscription rights insofar as it is necessary to grant the bearers of warrants or conversion rights in respect of shares of the Company, or also creditors of convertible bonds with conversion requirements, pre-emptive rights to subscribe for new shares to the extent to which they would be entitled as shareholders after exercising these rights or after the conversion requirements of such bonds have been satisfied. This enables the holders of convertible bonds or bonds with warrants already existing at this date to be granted a subscription right as protection against dilution, instead of a reduction of the exercise or conversion price. It is standard market practice to issue bonds with such protection against dilution.

Bonds may also be issued in return for non-cash payment insofar as this is in the Company's interest. In this case, the Board of Management is authorised, with the consent of the Supervisory Board, to exclude subscription rights for shareholders insofar as the value of the non-cash payment bears a reasonable relationship to the theoretical market value of the bonds determined according to recognised principles of financial mathematics. This creates the opportunity to use bonds in individual cases also as acquisition currency, for example in connection with the acquisition of companies, parts of companies or other assets. Negotiations may give rise to the need to provide the consideration not in cash but in another form. The possibility of being able to offer bonds as a consideration thus constitutes an advantage in competing for interesting acquisition objects and gives the necessary scope to exploit opportunities to acquire companies, parts of companies or other assets without placing a strain on liquidity. This may also be expedient from the point of view of an optimum financing structure. The Board of Management will examine carefully in each case whether to make use of the authorisation to issue convertible bonds or bonds with warrants against non-cash payment. It will only do so if it is in the interests of the Company and its shareholders.

The proposed contingent capital increase serves to safeguard the conversion or exercise rights issued with convertible bonds or bonds with warrants or to satisfy the conversion rights for Company shares insofar as the bonds are issued against cash payment. Instead of this, other forms of performance may be used.

The exercising of conversion rights and warrants resulting from such bonds issued against non-cash payment cannot be satisfied from the contingent capital, but requires either access to own shares or a non-cash capital increase. For this, Authorised Capital Increase 2004 is available.

Munich, 17 March 2005

The Board of Management

Information in accordance with Section 128 para. 2 sentences 6 to 8 of the German Stock Companies Act

Banks on whose Supervisory Boards a member of the Munich Reinsurance Company's Board of Management holds a seat:

Commerzbank AG, Frankfurt am Main

Banks that have a shareholding in Munich Reinsurance Company notifiable under Article 21 of the German Securities Trading Act:

Bayerische Hypo- und Vereinsbank AG, Munich

Banks which were members of a syndicate responsible for handling the most recent issue of the Company's securities in the past five years:

Deutsche Bank AG, Frankfurt am Main
Bayerische Hypo- und Vereinsbank AG, Munich
Citigroup Global Markets Deutschland AG & Co. KGaA, Frankfurt am Main
Dresdner Bank AG, Frankfurt am Main
UBS Investmentbank AG, Frankfurt am Main

Shareholder service
For questions about the AGM,
please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10
E-mail: shareholder@munichre.com
You can find further information at
www.munichre.com/agm.

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
Tel.: +49 (0) 89/38 91-0
Fax: +49 (0) 89/39 90 56
www.munichre.com

Responsible for content
Central Division: Legal, Shareholder
and Corporate Affairs, Compliance

Picture credits
Hartmut Nägele, Düsseldorf

Printed by
Druckerei Fritz Kriechbaumer
Wettersteinstrasse 12
82024 Taufkirchen/München
Germany

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany

Order number 302-04341

Munich Re Group
Short Annual Report 2004

TAB 17

Advancing innovation



Münchener Rück
Munich Re Group

Our shares

		2004	2003	2002	2001	2000
Earnings per share	€	**8.01**	–2.25	1.54*	1.34*	9.41*
Dividend per share	€	**2.00**	1.25	1.25	1.25	1.25
Amount distributed	€m	**457**	286	223	221	221
Share price at 31 December	€	**90.45**	96.12	114.00	305.00	380.00
Munich Re's market capitalisation at 31 December	€bn	**20.8**	22.1	20.4	54.0	67.2

*Taking into account the capital increase in November 2003.

Premium growth


2000
6.8%
19.2%
Total 13.5%
2001
9.0%
21.1%
Total 16.1%
2002
5.6%
14.6%
Total 10.8%
2003
–2.6%
6.3%
Total 1.0%
2004
–9.7%
–0.6%
Total –5.8%
Reinsurance
Primary insurance

Shares of premium income from reinsurance and primary insurance, broken down by life and health and property-casualty*


2000
Reinsurance 53.7%
Primary insurance 46.3%
Life and health 12.5%
Property-casualty 41.2%
Life and health 33.1%
Property-casualty 13.2%
Total 100%
2001
Reinsurance 56.5%
Primary insurance 43.5%
Life and health 13.9%
Property-casualty 42.6%
Life and health 30.8%
Property-casualty 12.7%
Total 100%
2002
Reinsurance 58.6%
Primary insurance 41.4%
Life and health 13.9%
Property-casualty 44.7%
Life and health 29.4%
Property-casualty 12.0%
Total 100%
2003
Reinsurance 56.4%
Primary insurance 43.6%
Life and health 14.6%
Property-casualty 41.8%
Life and health 31.0%
Property-casualty 12.6%
Total 100%
2004
Reinsurance 54.0%
Primary insurance 46.0%
Life and health 17.3%
Property-casualty 36.7%
Life and health 32.4%
Property-casualty 13.6%
Total 100.0%

*After elimination of intra-Group transactions across segments.

Reinsurance

Primary insurance

Share of premium income from outside Germany*


2000
14.3%
85.7%
Total 48.2%
2001
15.8%
84.2%
Total 54.8%
2002
13.8%
86.2%
Total 56.9%
2003
13.8%
86.2%
Total 54.8%
2004
15.8%
84.2%
Total 54.0%

*After elimination of intra-Group transactions across segments.

Reinsurance

Primary insurance

The Munich Re Group

Our operations encompass all aspects of risk assumption in primary insurance and reinsurance. We are one of the world's largest reinsurers and the second-largest primary insurer in Germany.

Reinsurance: We have been in the business of insuring insurers since 1880.

Primary insurance: Our primary insurers – the ERGO Group with its brands VICTORIA, Hamburg-Mannheimer, DKV, D.A.S. and KarstadtQuelle Versicherungen, plus Karlsruher and Europäische Reiseversicherung – provide cover for private individuals and for small and medium-sized businesses.

Our subsidiary MEAG manages our assets and offers investment products for private clients and institutional investors.

Munich Re Group
Key figures (IFRS)

		2004	2003	2002	2001	2000
Gross premiums written	€bn	**38.1**	40.4	40.0	36.1	31.1
Result before amortisation of goodwill	€m	**2,948**	1,971*	–20*	–445*	2,595*
Taxes on income*	€m	**712**	1,752*	–605*	–1,070*	379*
Minority interests in earnings	€m	**59**	–34	–74	145	321
Profit for the year	€m	**1,833**	–434	288	250	1,750
Investments	€bn	**178.1**	171.9	156.3	162.0	159.4
Return on equity	%	**9.4**	–2.6	1.7	1.2	8.3
Shareholders' equity	€bn	**20.2**	18.9	13.9	19.4	23.6
Valuation reserves not recognised in balance sheet**	€bn	**3.2**	1.8	1.1	16.4	21.9
Net underwriting provisions	€bn	**154.3**	147.5	143.0	138.6	131.5
Staff at 31 December		**40,962**	41,431	41,396	38,317	36,481

*Adjusted after reallocation of "other tax" to "other expenses".
**Including amounts apportionable to minority interests.

Reinsurance*
Key figures (IFRS)

		2004	2003	2002	2001	2000
Gross premiums written	€bn	**22.4**	24.8	25.4	22.2	18.3
Investments	€bn	**81.2**	80.4	68.6	71.0	64.9
Net underwriting provisions	€bn	**58.2**	56.7	55.3	50.8	43.9
Reserve ratio property-casualty	%	**243.8**	205.0	201.1	245.6	225.6
Large and very large losses (net)	€m	**1,201**	1,054	1,844	3,407	1,150
Thereof natural catastrophe losses	€m	**713**	288	577	212	410
Combined ratio non-life	%	**98.9**	96.7	122.4	135.1	115.3

*Before elimination of intra-Group transactions across segments.

Primary insurance*
Key figures (IFRS)

		2004	2003	2002	2001	2000
Gross premiums written	€bn	**17.5**	17.6	16.6	15.7	14.4
Investments	€bn	**115.0**	108.3	104.4	103.6	102.9
Net underwriting provisions	€bn	**96.1**	91.0	88.4	87.4	87.3
Reserve ratio property-casualty	%	**116.8**	114.5	116.3	113.9	113.1
Combined ratio property-casualty	%	**93.0**	96.4	99.9	101.4	97.2

*Before elimination of intra-Group transactions across segments.

125 years
Munich Re
Advancing innovation

List of contents

2

6

12

15

17

19

Management report (excerpt) 22
>> Business performance 22
>> Prospects 34
Consolidated financial statements (excerpt) 36
>> Consolidated balance sheet 36
>> Consolidated income statement 38
>> Change in shareholders' equity 39
>> Consolidated cash flow statement 40

Dear Shareholders,



Dr. Nikolaus von Bomhard
Chairman of Munich Re's
Board of Management

Today I am in a much more agreeable position than one year ago, when I had to report to you on a disappointing result for 2003. It was already becoming apparent then, however, that the steps we had taken would bear fruit in 2004. With the Group profit for the past business year – the best in Munich Re's history – we have achieved a turnaround that could not be more striking. What did I want to accomplish in the first year of my chairmanship? Are we on course with our result for 2004? At the beginning of last year, we established three focal points in our programme to secure a profitable future for the Munich Re Group:

- Firstly, in reinsurance, to maintain the high level of profitability we had regained in the previous year, building on it where possible.
- Secondly, in primary insurance, to return ERGO to the profit zone.
- Thirdly, to ensure by means of tools like our integrated risk management that our investments support our underwriting business – without themselves tying up too much risk capital.

We worked energetically on these three major projects in the past year. The result we achieved in 2004 is an important and visible step towards sustainable profitability. It documents our will to regain our undisputed strength of former years and gives us the strategic scope we need to secure lasting success for the Munich Re Group in the future. And that is how we also aim to fulfil your justified expectations: the capital that you have invested in Munich Re should earn an adequate return. For I regard your confidence in Munich Re – and thus also the confidence of the capital markets – as a basic precondition for long-term success.

With our Group profit of €1.8bn, we did not quite reach our very ambitious target of €2bn. This is mainly due to the HVB Group's special writedown, which only became known this January and impacted our income statement to the tune of €240m.

In addition to the heavy losses from natural catastrophes, which I wrote about in my letter for the third quarter, burdens from US business also affected our result. Our subsidiary American Re added US$ 180m to its reserves for asbestos-related claims, which are still being reported for periods going back many years. It made a further increase of US$ 302m to reserves for losses stemming in particular from US liability business. In this segment, we have already taken fundamental business policy decisions to ensure that we achieve long-term profitability. These include the decision for MARP, an American Re subsidiary, to give up directly written US liability and professional indemnity business for large clients.

Despite these adversities, a combined ratio of 98.9% enabled us to post an underwriting profit in property-casualty reinsurance. For me, this shows two things. Our reinsurance portfolio has now attained a quality that allows us to absorb even large additional loss burdens. At the same time, the result endorses our policy of not deviating from risk-adequate prices and conditions. We have steadfastly adhered to this policy in the successful renewals of treaties at 1 January 2005. I therefore expect that in the current year we will again record a very satisfactory reinsurance result.

In 2004, primary insurance – in the form of ERGO – also made a positive contribution to the Group result. I am particularly pleased that in the past year ERGO was able to earn its cost of capital, an objective we originally did not envisage meeting until 2005.

Given its importance in the Group, ERGO has a major part to play in sustaining future profitability. The steps for restructuring ERGO, which I strongly supported, were initiated in 2004 and are already having a positive effect. With the clear accountability that now exists, business objectives can be pursued much more vigorously than before.

We are following our clear words on the significance of primary insurance in the Munich Re Group with action. Not only does ERGO remain an integral part of the Group, we will also be placing more emphasis on the Group perspective when taking decisions that affect the Munich Re Group as whole. ERGO and Munich Re will cooperate more closely in future. As regards the fundamental questions of strategy development and value-based management of our business, we see ourselves as one unit. That – no more and no less – is the meaning of "uniform control", to which we committed ourselves at the end of last year. But we have strictly separated the two big blocks in terms of operative business, not least because our clients in reinsurance rightly expect this of us.

The third focal point that I mentioned at the outset is integrated risk management. Here we concentrated last year on asset-liability and active capital management. We made substantial progress in our efforts to relieve our balance sheet of risks that do not conform to our business model strategy. Put plainly, we have significantly reduced our equity exposure, especially our investments in the German and European financial sector. We have thus appreciably diminished the concentration risk, even if there is certainly still scope for further "derisking" measures.

Ladies and gentlemen, we have produced a very good result for the business year 2004. We regard this – especially in reinsurance – not as the chance result of a particular market situation, but as the fruit of consistent and hard work. We are naturally continuing this work, given that the related challenges will remain with us in the coming years. Our programme for the next few years can be subsumed under three – admittedly rather abstract – headings:

- Active diversification of risks
- Focus on controlling "risk" as the underlying object of our business
- Optimising management quality and our VBM methods and tools

In our case, "diversification of risks" is more than the customary spreading of risks in insurance and reinsurance. For us, it is immaterial whether the risks we deal with derive formally from insurance or reinsurance: we approach the risks holistically. The borders between the two segments are becoming increasingly blurred. It is also a significant competitive advantage that we cover the whole value chain in the insurance industry and can exploit synergies in our risk management that profit all parts of the Group. Here we differ clearly from our main competitors, a fact that is plainly evident, for example, in life or health insurance. As social security systems are being restructured in many countries, we see great potential for insurance and reinsurance in these business segments.

To differentiate ourselves even more clearly from the competition and at the same time to achieve profitable growth, we intend to make even greater use of our distinctive risk competence in systematically offering the markets innovative concepts for risk management. The active search for new risks that need managing is a core part of our business model. Dotted throughout Munich Re's history are examples of how we have achieved a competitive edge through innovation and initiative. I want us to continue this tradition, drawing on our old strengths. For one thing is clear: the player that is quicker in identifying, technically modelling and assuming new risks from clients, at an adequate price and at the right conditions, has a decisive competitive lead and sets standards in the markets.

To this end, we need methods and tools for dynamically managing risks with foresight and prudent deployment of capital. The integrated management of risks on the assets side (such as investments) and the liabilities side (underwriting business) is of great importance. The better we control our risks, the more risk capital we can free up to finance, say, strategic growth opportunities and advance our Group's development.

Excellent management requires stable foundations, which include administration systems that provide reliable and versatile data resources for making decisions. In this area, we will be taking a huge step in our reinsurance operations by implementing our global administration system. This will create a joint platform with full data consistency throughout the reinsurance group and a "universal" solution for risk assessment, administration and accounting, thus significantly facilitating the analysis and controlling of our business.

I would like to conclude, ladies and gentlemen, with a far from everyday topic: on 19 April 2005, Munich Re will be 125 years old. This is a special event not many companies are privileged to celebrate. I would like this anniversary to send out a clear signal. Despite its age, Munich Re has remained young, full of energy and fit to take on the competition. Although there have been a few downs as well as ups in the many years of its existence, Munich Re's history is a success story. Our Company can claim an impressive record; it has brought great benefit – to its shareholders, clients and employees, and not least to the economy and society as a whole, both at home and abroad. Many generations have contributed to this success. Our task today is to continue bearing the torch, maintaining the importance and strengths of Munich Re in the future through our entrepreneurial and professional skills, through initiative and innovation – and thus consistently earning the profits that you, our shareholders, expect.

I am sure that I speak on your behalf when I thank the staff of the Munich Re Group for their dedication and hard work in the business year 2004. Without their commitment, the great turnaround in results would not have been possible.

Yours sincerely,

1882 – "Our phone number is 46"
The Royal Bavarian Post Office succeeds in enlisting 104 parties interested in owning a telephone and begins to set up a telephone network. Munich Re is one of these parties, and its first telephone connection is number 46. Not until 17 years later are electric light bulbs used to light the Company's offices. On 2 August 1899, Maffeistrasse 1 is hooked up to the municipal electricity grid.

1885 – Social innovations
Working at Munich Re has always been something special. Salaries are high. A Christmas bonus is introduced in 1885. A company pension scheme is established at Munich Re in 1891. From the mid-1890s, the company adopts "English working hours" from 9 a.m. to 4 p.m. Free lunches are served from 1897 on. In 1898, a programme for procuring housing for families is initiated. And as of 1905, all employees are entitled to paid holidays.



1907 – A great idea is sparked
Hungarian timber merchant Max von Engel is standing on the station platform in Lucerne. There are huge piles of baggage heaped up next to the train. Sparks fly from the steam engine and land on the suitcases. What if the suitcases caught fire? Who would indemnify the loss? Engel is struck by an idea: it would be good to be able to insure one's baggage at the check-in counter. The idea does not catch on at first. Until Engel meets Thieme. On 9 May 1907 they found Europäische Reiseversicherungs-A.G.

1939 – Working during the Second World War
Business proves increasingly difficult from 1939 onwards. Foreign business is largely transacted via Union Zürich, a Munich Re subsidiary. The war also leaves its mark within the Company. Paper consumption is rationalised; after work, typewriters and calculators have to be carried into the air-raid shelter. In 1943, Accounting is transferred to Schliersee. All staff return to Munich in 1946, where they are accommodated in emergency quarters.

1950 – The third beginning
Things are finally starting to look up. Foreign trade is allowed again, and the Company moves back into the previously requisitioned Main Building. Dr. Alois Alzheimer steers the company through the difficult post-war years. He is considered a strong guarantor of continuity and symbolises the successful rebuilding of Munich Re. In 1954, he recruits Horst K. Jannott, who in 1969 becomes his successor as Chairman of the Board of Management and heads the Company until 1993.

1996 – Acquisition of American Re
On 14 August, Munich Re and the Board of Directors of American Re as well as the latter's majority shareholder, investment company Kohlberg Kravis Robert & Co., reach agreement on Munich Re acquiring American Re for a total price of approximately US$ 3.3bn. Through the US reinsurer, Munich Re strongly expands its market position in the USA, the world's largest insurance market.

1997 – ERGO and MEAG established
3 July. The insurance groups VICTORIA/D.A.S. and Hamburg-Mannheimer/DKV merge under one holding company and become ERGO Versicherungsgruppe AG. To reinforce the financial strength of Munich Re and ERGO on a sustained basis, MEAG MUNICH ERGO AssetManagement GmbH is founded in 1999. Today, MEAG manages assets totalling approximately €146.8bn (as at 31 December 2004) and is hence one of the largest asset managers in the German insurance industry.

1880 – Founding of Munich Re
On 19 April, Carl Thieme establishes the Munich Reinsurance Company together with Messrs. Cramer-Klett, von Finck, Schauss, Pemsel and Schmidt-Polex. The first treaty is concluded with Thuringia. This and 32 other treaties, one of which is the first to be taken out with a foreign partner, are the proud results of Munich Re's first year of business. Five years later, Munich Re is the largest reinsurer in the world.



1898 – The birth of machinery insurance
In 1898, chief engineer Fritz Böhrer proposes to Carl Thieme a totally new type of insurance for machinery. Böhrer polls companies in Bavaria and, in collaboration with friendly insurance companies, develops "accident insurance for machinery". On 1 January 1900, Allianz Munich is granted a licence for Bavaria. From 1903, machinery insurance is authorised for all of Germany.

1906 – Earthquake in San Francisco
On 18 April 1906, the San Andreas Fault tears open over a distance of more than 200 kilometres. The earthquake strikes San Francisco with full force. 750 people are killed. The property damage incurred comes to an inconceivable 500 million dollars, Munich Re's share amounting to 11 million marks. In terms of premium income, the San Francisco earthquake constitutes the highest financial burden Munich Re has ever had to bear.

1919 – The second beginning
During the First World War, trading-with-the-enemy laws prohibit any business contacts with the German Reich. Countless reinsurance treaties are annulled and companies in foreign countries wound up. After the war, important countries such as Russia, England and the USA remain closed to Germany for many years. Gradually, from 1919 onwards, Munich Re's old business partners start coming back, eager to revive relations.

1922 – The first change of management
Carl Thieme transfers to the Supervisory Board in 1922; his successor as Chairman of the Board of Management is Wilhelm Kisskalt. He steers the company through difficult, changing times until 1937. In 1938, Dr. Kurt Schmitt takes the helm and manages the Company until 1945. From 1945 until his premature death in 1950, Dr. Eberhard von Reininghaus takes on the arduous task of helping to heal the wounds left by the war.



1985 – Mexico City in ruins
On 19 September, the largest city in the world is jolted by an earthquake measuring 8.1 on the Richter Scale and with a 7.5-magnitude aftershock the following day. 10,000 people are killed. A third of the city is reduced to r ble. Mexico's earthquake is the largest earthquake loss since the 1923 quake in Tokyo and one of the greate burdens for the company since its founding.

Shareholdings reduced further
We reduce our investments in the financial services sector further in conjunction with HypoVereinsbank's capital increase and by lowering our stake in Allianz to under 10%. The marketing cooperation between ERGO and the HVB Group is maintained.

Geothermal energy project insured
Germany's largest geothermal energy project is launched in Unterhaching. The plan is to erect a geothermal power plant with an output of around 3.7 MW by the end of 2005, saving up to 30,000 tonnes of carbon dioxide per year. We come up with a new kind of insurance to cover the investment risks involved.

New management structure for ERGO
ERGO reorganises its management, providing for uniform, group-wide control and thus greater profitability. The identity of the individual brands and their sales channels remain intact.

Involvement in India
By founding Munich Re India Services Ltd, Mumbai, we strengthen our presence in the Indian insurance market. Our service company Paramount offers local health insurers effective services.

Cyclones cause high losses
An unusually high number of cyclones hit the Atlantic and Pacific coasts. In a space of six weeks, four major hurricanes give rise to losses in the Caribbean and southeastern United States running into billions.

Closer integration of ERGO
Munich Re involves ERGO more closely in significant Group processes, especially strategic issues and risk management. There is now "unified control" within the meaning of the German Stock Companies Act.

DKV in China
DKV plays an active part in becoming a shareholder of the first private health insurer in growth market China.

Tsunami in South Asia
On 26 December, there is an extremely strong earthquake off Sumatra. Seismic sea waves (tsunamis) surge with great force against sections of coast thousands of kilometres away. Around 180,000 people are killed, 100,000 reported missing and millions made homeless.

1890 – London, a difficult terrain
From 1886, the first representative offices abroad are established in Paris, St. Petersburg, Copenhagen and Stockholm. London, however, is still viewed with caution. The market is regarded as extremely difficult for foreign companies. Carl Schreiner goes to London in 1890. Contrary to all expectations, business develops amazingly well. In 1899, Schreiner ventures to cross the big pond – and is again successful. London is considered a milestone in the internationalisation of Munich Re.



1913 – All under one roof
A total of 350 employees work in six different buildings. Thieme finds this unacceptable. A construction site is purchased on Königinstrasse. Architects Bieber and Hollweck design the Main Building. Staff officially move in on 20 March 1913. Miss Hirsch and Miss Fiedler are hired to operate the switchboard. They are the first women to be employed by Munich Re – 33 years after its foundation.

1916 – Life insurance for everyone
Life insurance used to be reserved for the healthy. In 1916, Munich Re creates a department that looks into "substandard risks". Its records and those of other insurers are used to develop a risk assessment system. To this day, Munich Re's mortality tables are the material basis for underwriting life insurance policies – also for people who are not completely healthy.



1974 – Looking nature in the eye
Since the number of natural catastrophes is rising strongly, Munich Re establishes the Joint Office for Natural Hazards. Under the name Geo Risks Research, it soon becomes an indispensable resource for politicians, scientists, idustrialists and insurers worldwide. The World Map of Natural Hazards and the knowledge database NATHAN, both developed by Geo Risks Research, remain unique sources of information to this day. On 15 June 2004, Geo Risks Research celebrates its 30th birthday.

2002 – The flood
2002 sees record values for windstorms, precipitation and floods. The most prominent event of the year is the flood in August. The heaviest flooding in Europe in centuries, possibly even since the millennium floods in August 1342, occurs on the Danube, Elbe, Vltava, and their tributaries. It causes economic losses throughout Europe of some €18.5bn, €3bn of which is insured.



1888 – Initial public offering
On 21 March 1888, Munich Re's shares are introduced on the stock exchange at a flotation price of 700 marks. In 1895, Munich Re's capital is increased from 4.8 million to 10 million marks and in 1898 to 20 million marks. On 2 January 1890, Munich Re's shares are traded at 990 marks, ten years later at 2,435 marks.

1889 – Carl Thieme establishes a primary insurance company
In September 1889, Carl Thieme and Wilhelm von Finck found an accident and liability insurance company. Its name: Allianz Versicherungs-Aktiengesellschaft. By 1914, Allianz ascends to the rank of largest German property insurer. Only recently, at 31 December 2003, as a consequence of the two companies' strategic realignments, is the general agreement between them terminated. The good business relationship is maintained.


R-100

1910 – Munich Re takes to the air
Munich Re enters an absolutely new field – aviation business. The market is young, the number of potential insureds is low, a spread of risks is hardly possible. In 1913, seven insurers purchase the first reinsurance cover for the fire insurance of an airship. In 1918, an extensive exposé is written on the liability and accident insurance of aviation risks. The first aviation risks are reinsured in 1919.

1973 – A logo travels the world
Anton Stankowsi designs Munich Re's new logo: parallel lines meeting on a square field. The linear structure stands for connection and exchange, partnership and interaction, reciprocity and trust, development and order, safety and solidarity, size and differentiation. The logo is introduced worldwide on 1 January 1973.

Münchener Rück
Munich Re Group



11 September 2001
At 8.45 a.m., a Boeing 767 carrying 92 passengers and 90,000 litres of kerosene crashes into the World Trade Center's North Tower. At 9.03 a.m., another plane hits the South Tower. About 3,000 people are killed, and 150,000 lose their workplace. The insured loss is estimated at around US$ 40–60bn. Munich Re anticipates a burden of US$ 2.6bn. 9/11 is by far the largest loss in Munich Re's history.

Turning risk into value

We are focused on managing risks, diversifying them and steering our Group efficiently and effectively.

Our business as an insurer and reinsurer is the professional handling of risk. We utilise advantages obtained from the diversification of risks and, through management of the selected and calculated risks that we assume, provide for a balance over time, regions and classes of insurance. We create value by using our broad knowledge and sophisticated underwriting techniques to make risks from many different spheres of private and economic life manageable – for our clients and for us. We are only successful in the long run if what we do is worthwhile both for our shareholders and for our clients. Consequently, our business model is "turning risk into value".

What we aim to achieve

We are successful if we achieve our ambitious objectives:

Segment	Key indicator	Objective 2004	Result 2004	Objective 2005
Reinsurance	Combined ratio*	97%	98.9%	97%
Primary insurance	Combined ratio**	97%	93.0%	95%
Group	RoI	4.5%	4.6%	4.5%
	Annual result	€2bn	€1.8bn	–
	RoE***	–	9.4%	12%

*Non-life.
**Property-casualty (including legal expenses insurance).
***Annual result divided by mean shareholders' equity, including minority interests in each case.

In life primary and reinsurance and in health primary insurance, we manage and measure performance using the embedded-value system.

Cornerstones of our strategy

Three strategic statements form the foundation of our business activities and determine our success:

- We utilise the diversification of risks as the essential driver for creating value.
- We manage risks in both the primary insurance and the reinsurance sectors on this basis.
- We strive for operative quality in the management of our business and in the methods and tools we use to steer it.

Diversification effects are calculated using our risk model, with which we determine the amount of risk capital necessary for the respective risk assumed. If risks are independent of each other in terms of their occurrence probability, less risk capital is needed for the portfolio as a whole than for the sum of the individual risks. The size and mix of our risk portfolio allows us to use such diversification effects on our existing risk capital to make available comparatively more capacity. A further dimension is to be found in the area of capital allocation between the fields of business, e.g. in asset-liability management, which we are making a point of expanding, not least in the light of our experiences in the stock market crisis of the last few years. Also important in this context is accumulation control.

Whether a risk is written in insurance or reinsurance is not material for risk management, given that the borderline between the two is becoming increasingly blurred anyway. We can react flexibly and innovatively to the challenges of the future on the basis of our extensive risk know-how across the fields of business. Thus positioned, our objective is to generate the growth necessary for sustained success in the area where more value can be created in the market environment concerned.

Under "operative quality" we subsume a number of different requirements. We devote particular attention to sophisticated steering tools and excellent management. Thus we see the "art of underwriting" as a cycle that includes not only sophisticated actuarial methods but also ongoing analysis and monitoring of business development. By incorporating feedback from claims experience into pricing policy, we can respond rapidly to current trends. The art of underwriting also means that knowledge from science or trend research is taken into account for new risks at an early stage, using scenario techniques, in order to make such risks manageable and thus insurable. The more successful we are in this, the greater the lead we have on the competition and on possible political measures that might limit the scope for structuring appropriate underwriting solutions.

Implementation of our strategy

From this strategic foundation, we derive concrete business-policy principles and initiatives for their realisation. The various strategies are set out in balanced scorecards. Such a scorecard exists firstly for the Munich Re Group as a whole. From this, scorecards are derived for primary insurance and reinsurance, and then cascaded downwards – in the case of the reinsurance group, for example, for the individual divisions, divisional units and departments. In these scorecards, we record in concrete terms who in the Group, in what position, instigates, carries out and is accountable for particular actions or initiatives, in order to generate the required added value. In so doing, we focus on the following aspects:

Achieving sustained profitable growth and value creation for our investors

- A strictly profit-based approach in the design of products and in underwriting: We aim for long-term profitability in both reinsurance and primary insurance. We reject growth geared solely to volume and intended merely to achieve or defend places in the rankings, regardless of profitability.
- Value-based management: We set clear financial objectives and ensure the requisite earnings orientation. The central performance measure for value-based management is the enhancement of corporate value.

Strong capital base, integrated risk management and concentration of our resources on commercial success

- Financial strength: We safeguard and improve our financial strength, which offers our clients top-level security.
- Integrated risk management: We strive for an optimised portfolio in respect of the risks on the assets and liabilities sides of our balance sheet – i.e. the risks of investments and underwriting – both individually and in the interplay between the two, in order to use our risk capital in the best possible way. Internal risk models form the basis for decision-making. The structure of our obligations on the liabilities side of the balance sheet determines the investment of our assets.

Meeting the individual requirements of our clients

- Quality: We offer our clients individual, tailor-made solutions to which high standards are applied.
- Market proximity and international presence: We are close to clients and the market, allowing us to identify at any early stage any changes in the social, economic and legal environment or among our cedants, to translate these changes into business measures, and thus to add value for our clients.

High quality in management and administration

- Optimised decision-making and organisational structures and processes: We develop structures and processes that are transparent, efficient and geared to profitability, and consistently implement them.

Our staff, who find the best solutions with their knowledge of risk and the capital markets and their capacity for innovation

- Knowledge and expertise: We distinguish ourselves from our competitors through our knowledge edge. To this end, we build on the know-how of our staff throughout the world, their experience, and their specialist and intercultural knowledge.
- Innovation: We draw on our innovative capacity for dealing with challenges of the future like climate or demographic change, and exploit it to derive new business perspectives.

Pronounced performance culture that motivates staff

- Quality performance: We achieve optimum performance by setting clear objectives for our staff at all levels.
- Management: We give feedback openly, learn from mistakes, and reward success.

Progress in 2004 and outlook

A successful strategy must measure up in terms of results. We have geared our activities clearly to the goal of profitability and have reduced the risks in the investment sector. These initiatives had a strikingly positive impact on our results in 2004.

- In reinsurance, we consistently pursued our policy of charging risk-adequate prices and are firmly on track in terms of earnings.
- We have achieved the desired turnaround in results in primary insurance. The new structure of the ERGO Group, which was conceived and largely put in place in 2004, is designed to make this recovery lasting.
- 2004 produced the best result in Munich Re's history.

With these results, we have gained considerably more room for manoeuvre in developing the Munich Re Group, which we intend to utilise in the coming years in the long-term interests of our shareholders.

Stock market year 2004 Hesitant start but strong finish

Although we were not satisfied with the performance of our shares in 2004, the largely positive assessments from analysts show their confidence in the development of our Group

In the first half of 2004, a sideways trend prevailed on the main stock markets. Positive news of rising company profits was negated by investors' fear of higher interest rates. After most stock exchanges had recorded their year low in mid-August, share prices took an upward turn, boosted by declining yields on the bond markets and the outcome of the elections in the USA. At the end of 2004, indices like the Dow Jones, the EURO STOXX 50 and the DAX closed between 3% and 7% up.

Insurance stocks moved more or less parallel to the market as a whole, with the MSCI insurance index rising by 3.9% in 2004. Within the insurance industry, international reinsurers had a rougher ride as their results came under pressure from heavy windstorm losses. The hurricanes and typhoons in the USA, the Caribbean and Japan, and the earthquake off Sumatra, made 2004 the costliest year ever for natural catastrophes.

Share price performance
1 January 2004 = 100
Source: Datastream


115
110
105
100
95
90
85
80
75
J
F
M
A
M
J
J
A
S
O
N
D

.... Munich Re shares
——— DAX 30
Morgan Stanley insurance index (MSCI) in €

The insurance sector also suffered following the news that a lawsuit was being filed by the New York Attorney General against US insurance brokers. In the aftermath of this announcement, our shares fell to a year low of €72.73 in October. However, bolstered by the turnaround of the ERGO Group and the unchanged prospect of a record result for 2004, our shares rallied at the end of the year. In the last two months, they recorded an above-average price increase compared with the market and the sector as a whole.

Nevertheless, ending down 5.9% overall in 2004, Munich Re shares were outperformed by the blue chip indices and competitors' stocks. We are not satisfied with our share price performance, but we remain convinced that if we continue to rigorously pursue our strategy, our stock price should soon reflect the fundamental positive development of our Group.

Key figures for our shares

		2004	Previous year
Number of shares at 31 December	m	**229.6**	229.6
Share capital	€m	**587.7**	587.7
Year high	€	**99.00**	117.32
Year low	€	**72.73**	49.93
Year-end closing price	€	**90.45**	96.12
Annual performance (excluding dividend)	%	**-5.90**	-11.4
Beta relative to DAX		**1.1**	1.4
Market capitalisation at 31 December	€bn	**20.8**	22.1
Market value/book value at 31 December		**1.0**	1.2
Average daily turnover	'000	**1,827**	2,402
Earnings per share	€	**8.01**	-2.25
Dividend per share	€	**2.00**	1.25
Dividend yield at 31 December	%	**2.2**	1.3
Overall dividend amount	€m	**457**	286

Free float over 80%

At the end of 2004, the number of Munich Re shareholders totalled 178,000.

Our free float, which is important for the weighting of Munich Re shares in various indices, stands at around 80.6%.

Munich Re shares as seen by the analysts

More than 50 analysts give regular assessments on the performance of Munich Re's shares. During the period under review, the buy-recommendations showed a marked increase year on year. At the end of 2004, 62% of analysts assessed our shares positively, compared with only 44% the year before.

Higher dividend

Given the record result in 2004, the dividend proposal of the Board of Management and Supervisory Board at the Annual General Meeting on 28 April 2005 will be payment of an increased dividend of €2.00 per share (75 cents higher than last year). We will thus distribute a record amount of €457m (286m) to shareholders.

Whereas in the past we have focused on continuity in our dividend payments, in future the amount distributed will depend more strongly on the result for the year and on our capital resources and requirements. This means the dividend will fluctuate more strongly than in the past.

Internet services expanded

We publish all important investor relations information on our website where, besides annual and quarterly reports, investors can find details about our shares, analysts' opinions, important dates in the financial calendar, and much more. Our already extensive online services were expanded further last year with the section "Socially responsible investing". A further addition followed on 3 January 2005 with our new online shareholder portal.

www.munichre.com/register

All the information relating to our 2005 Annual General Meeting can be found on our website in a special section created for the AGM (www.munichre.com/agm). Our portal's service pages also offer shareholders other options, such as registering to receive documents for the Annual General Meeting by e-mail or updating their registered shareholder data online.

Corporate governance: Transparent and efficient

We have expanded and broken down further the data we provide on the Board of Management's compensation, thus offering extensive information even without individualised disclosure

Corporate governance stands for a form of responsible company management and control geared to long-term creation of value. Of particular importance to the Munich Re Group in this context are the promotion of shareholders' interests, efficient practices on the Board of Management and Supervisory Board, good collaboration between these bodies, and corporate communications that are open and transparent internally and externally.

With its international organisation, the Munich Re Group has to consider corporate governance rules in different national legal systems. Clearly, we observe the respective national standards and internationally recognised best practices. In Germany, where Munich Re has its registered seat, corporate governance rules are contained in statutory provisions and also in the German Code of Corporate Governance, which came into force in 2002 and was revised in 2003. The Code contains the main legal rules to be observed by listed German companies; in addition, it gives recommendations and proposals based on nationally and internationally recognised standards of good and responsible management.

The corporate governance issue that dominated public debate in Germany this year was undoubtedly the individualised disclosure of compensation paid to management boards. The subject is a controversial one. Munich Re has carefully weighed up the arguments for and against individualised disclosure. In so doing, we have found it disquieting how far the important topic of corporate governance has been reduced to this one aspect. In our view, whether a company has "good" or "bad" corporate governance does not depend on whether it discloses its individual board members' remuneration or not.

On mature reflection, the Board of Management has ultimately decided against publication in this form because it does not consider such disclosure to be appropriate. The Munich Re Group Annual Report 2004 (notes to our consolidated financial statements) shows how much the Board of Management as a whole earned in the business year 2004, broken down according to the different compensation components. In addition, the notes specify the structure of the Board of Management's compensation system. Supplementary to the data provided last year, there is now information on the Board members' pension entitlements as well. Even without individualised disclosure, Munich Re thus meets the objective needs of investors and shareholders for information, since they are in a position to assess the relationship between the Board of Management's performance and compensation on the basis of the details they receive regarding the Board of Management as a collegial body.

We thus cover the most important grounds advanced in favour of individualised publication. The allegation that if a company does not disclose compensation on an individual basis, it may be concealing unreasonably high amounts does not withstand scrutiny. Any excessive remuneration of individual Board members could be deduced from the amount of compensation for the Board as a whole, which is published every year. And as the relationship between performance and compensation can be ascertained on the basis of the existing information, the requirements of transparency are also met. The publication of managers' remuneration in the Anglo-American legal sphere has in no way prevented compensation excesses there.

Last year, too, the Supervisory Board reviewed the efficiency of its activities in terms of good corporate governance, in particular the question of whether the measures decided on by the Supervisory Board in the previous year to improve its efficiency had been effectively implemented. The main points of emphasis therefore, as in the previous year, were the form, content and timing of reports from the Board of Management to the Supervisory Board, and the flow of information between the committees and the full Supervisory Board. In all areas, the Supervisory Board found that there had been improvements, sometimes substantial ones. Where this was not yet the case to the desired extent, it decided on further refinements. Thus, for example, it has asked the Board of Management to extend its reporting to the Supervisory Board on certain topics.

In order to enhance the efficiency of its operations still further, the Supervisory Board made various adjustments to the rules of procedure for both Board of Management and Supervisory Board in 2004. On the one hand, it has expanded the group of transactions that require its approval and is therefore able to perform its supervisory function better than before. On the other hand, a change in its own rules of procedure has transferred certain responsibilities of the Standing Committee back to the full Supervisory Board, so that particularly important decisions are taken by all the members. This means that with regard to some topics that were previously discussed mainly in the committees, the Board of Management will report in detail at meetings with the full Supervisory Board.

Corporate governance is an ongoing process. We will continue to address this issue, refining our corporate governance principles and thereby taking into account the guidelines laid down by the German Code of Corporate Governance. But for us the key is that corporate governance is not only incorporated in rules and regulations but is also lived out in practice. Major contributors to ensuring this are internal auditing, risk management and the Compliance Office. Our Internal Auditing Division supports the Board of Management in its monitoring duties by performing risk-oriented reviews and audits. The job of Munich Re Group's risk management is to identify and analyse risk situations holistically. The Compliance Office makes sure that particular legal and supervisory obligations, such as those arising from securities trading law, are properly met.

On 9 December 2004 the Board of Management and the Supervisory Board published the following declaration of compliance, in accordance with Section 161 of the German Stock Companies Act:

"Since the last declaration of compliance on 5 December 2003, Munich Re has fulfilled the recommendations of the Government Commission's German Code of Corporate Governance in the version of 21 May 2003, or will fulfil these recommendations in future, with the following exceptions:

- Item 7.1.2
  The consolidated financial statements for the business year 2003 were published on 15 April 2004. This means Munich Re kept well within the deadline stipulated in the German Commercial Code but did not comply with the 90-day deadline recommended in the German Code of Corporate Governance.
  The publication of the consolidated financial statements for the business year 2004 is scheduled to take place within the 90-day deadline. In line with previous announcements, since the second quarter of 2004 the interim reports have been made publicly accessible within the 45-day deadline recommended by the German Code of Corporate Governance.
- Item 4.2.4 sentence 2
  For the business year 2003, the remuneration of the members of Munich Re's Board of Management was shown in detail for the whole Board in the notes to the consolidated financial statements, broken down according to fixed compensation, performance-related components and components with long-term incentive effect, although not individualised as recommended by the German Code of Corporate Governance. For the business year 2004, too, the Board of Management's remuneration will be published in detail for the whole Board but not individualised."

On our website, we provide detailed information on the Board of Management and the Supervisory Board. This includes information on the duties and composition of the four committees of the Supervisory Board, on the powers of the Annual General Meeting and how to participate in it, and on other topics of corporate governance.

The Supervisory Board

CHAIRMAN (until 26 May 2004)
Ulrich Hartmann
Chairman of the Supervisory Board of E.ON AG

CHAIRMAN (from 26 May 2004)
Dr. jur. Hans-Jürgen Schinzler (from 2 January 2004)
Former Chairman of the Board of Management
of Munich Reinsurance Company

DEPUTY CHAIRMAN
Herbert Bach
Employee of Munich Reinsurance Company

Hans-Georg Appel
Employee of Munich Reinsurance Company

Klaus Peter Biebrach (until 26 May 2004)
Employee of Munich Reinsurance Company

Peter Burgmayr (until 26 May 2004)
Employee of Munich Reinsurance Company

Holger Emmert (from 26 May 2004)
Employee of Munich Reinsurance Company

Dr. rer. nat. Rainer Janßen (from 26 May 2004)
Employee of Munich Reinsurance Company

Prof. Dr. rer. nat. Henning Kagermann
Chairman of the Executive Board and Chief Executive Officer of SAP AG

Gertraud Köppen (until 26.5.2004)
Employee of Munich Reinsurance Company

Prof. Dr. rer. nat. Hubert Markl
Former President of the Max Planck Society

Wolfgang Mayrhuber
Chairman of the Board of Management of Deutsche Lufthansa AG

Prof. Karel Van Miert
Professor at the University of Nyenrode

Ingrid Müller (from 26 May 2004)
Employee of Munich Reinsurance Company

Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer
Chairman of the Board of Management of Siemens AG
(until 27 January 2005)
Chairman of the Supervisory Board of Siemens AG
(from 27 January 2005)

Dr. e. h. Dipl.-Ing. Bernd Pischetsrieder
Chairman of the Board of Management of Volkswagen AG

Dr. rer. nat. Jürgen Schimetschek (from 26 May 2004)
Employee of Munich Reinsurance Company

Dr. jur. Dr. h. c. Albrecht Schmidt
Chairman of the Board of Management of Volkswagen AG

Dr. rer. nat. Dipl.-Chemiker Klaus Schumann (until 26 May 2004)
Employee of Munich Reinsurance Company

Kerstin Seefried (from 26 May 2004)
Employee of Munich Reinsurance Company

Dr. phil. Ron Sommer
Former Chairman of the Board of Management of Deutsche Telekom AG

Wolfgang Stögbauer
Employee of Munich Reinsurance Company

Josef Süßl
Employee of Munich Reinsurance Company

Judy Võ
Employee of Munich Reinsurance Company

Ludwig Wegmann (until 26 May 2004)
Employee of Munich Reinsurance Company



02



03



04



05



06



07



08



09



10



The Board of Management
(in alphabetical order)

01 Dr. jur. Nikolaus von Bomhard
(Chairman of the Board of Management)

* 1956, lawyer, with Munich Re since 1985
Executive Offices
Press
Internal Auditing
Strategic Planning

02 Georg Daschner

*1949, chartered insurer,
with Munich Re since 1965
Europe 2 and Latin America

03 Dr. jur. Heiner Hasford

*1947, lawyer, with Munich Re since 1978
Finance
General Services
Organisational Design and Development

04 Stefan Heyd

*1945, lawyer, with Munich Re since 1975
Corporate Underwriting/Global Clients

05 Dr. rer. nat. Torsten Jeworrek

*1961, mathematician, with Munich Re since 1990
Special and Financial Risks
Information Technology

06 Christian Kluge

*1941, chartered marine insurer,
with Munich Re since 1964
Europe 1
Corporate Communications

07 John Phelan

*1947, underwriter, with Munich Re since 1973
North America

08 Dr. phil. Detlef Schneidawind

*1944, lawyer,
graduate in business management,
with Munich Re since 1973
Life and Health
Human Resources

09 Dr. jur. Jörg Schneider

*1958, business graduate, lawyer,
with Munich Re since 1988
Accounting
Controlling
Integrated Risk Management
Taxes
Investor Relations

10 Karl Wittmann

*1945, chartered insurer,
with Munich Re since 1961
Asia, Australasia, Africa

Management report (excerpt)
Business performance: Overview and important key figures

		2004	2003	2002	2001	2000
Gross premiums written	€bn	**38.1**	40.4	40.0	36.1	31.1
Combined ratio						
– Reinsurance non-life	%	**98.9**	96.7	122.4	135.1	115.3
– Primary insurance property-casualty	%	**93.0**	96.4	99.9	101.4	97.2
Group result	€m	**1,833**	–434	288	250	1,750

In the past year, we successfully implemented our "profit before growth" strategy, thereby achieving the best result in Munich Re's history.

In reinsurance we were hit in the second half of the year by an unprecedented series of severe natural catastrophes involving claims expenditure of more than €700m overall. The tsunami triggered by an earthquake off Sumatra on 26 December caused immeasurable human suffering in the coastal regions affected. However, our burden from this tragic event was far exceeded by the claims costs incurred for the cyclones that raged over the Atlantic and Pacific in late summer and in autumn. 2004 demonstrated with terrible clarity that despite all the technical progress made, the vulnerability to devastating natural disasters has substantially increased, on the one hand because of disquieting climatic developments and on the other because human settlements are spreading further and further into exposed zones. This makes it all the more important to strengthen and concentrate efforts worldwide towards achieving sustainable and ecologically sound development.

Apart from these natural catastrophes, we were also burdened by a strengthening of loss provisions by US$ 482m at our US subsidiary American Re. These increases mainly involved liability business for the accident years 1997–2001 and reserves for asbestosis claims. Given the pleasing improvement in our investment result and, above all, our very successful profit-oriented underwriting, we nevertheless achieved a very good reinsurance underwriting result. Where conditions did not meet our requirements, we refrained from writing the business. At the renewal dates, we improved prices and conditions for the third time in succession.

In primary insurance, our Group companies are successfully back on track. The fiscal changes affecting life insurance policies in Germany from the beginning of 2005 fuelled new business in 2004. VICTORIA Leben was given a capital injection of €500m from Group funds, which will allow it to further enhance its level of security. Over and beyond this, we used the last year to realign our organisation. At the beginning of 2005, a new management structure was introduced in the ERGO Insurance Group, which provides for central and uniform Group-wide accountability in the individual business segments.

In private health insurance, modern case and healthcare management is gaining in importance. With increasing frequency, our clients are demanding an integrated range of financial security, extensive services and medical care. We are responding to these mounting requirements by offering appropriate solutions in primary insurance and reinsurance, which we are continuing to expand. In short, there has been a move away from pure cost reimbursement towards active healthcare management.

Employees

On 31 December 2004, the Munich Re Group employed 40,962 (41,431) staff worldwide, 6,612 (6,445) in reinsurance, 33,703 (34,360) in primary insurance and 647 (626) in asset management.

The total number of staff remained virtually constant compared with the previous year. Staff numbers increased slightly by 2.6% and 3.4% in reinsurance and asset management respectively. The decrease of 1.9% at the primary insurance companies is attributable to cost-saving programmes. For the most part, the employees concerned either found new jobs in the Group or took advantage of other options such as semi-retirement, sabbaticals and the conversion of special payments into free time.

For the reporting on individual fields of business, the following principle applies: volumes and results that come from business within a segment are eliminated, whereas figures that derive from business with companies from other segments (e.g. intra-Group reinsurance cessions from primary insurers to reinsurers) are included in the data. Where the information relates to national accounting law, this is mentioned specifically. As from year-end 2004, "other tax" is included in "other expenses". The item designations and the previous year's figures have been adjusted accordingly throughout our reporting.

Munich Re Group staff


Reinsurance companies 16.1%
Asset management 1.6%
Primary insurance companies 82.3%

Reinsurance – Staff by region


Africa, Near and Middle East 5.2%
Asia and Australia 5.1%
Rest of Europe 11.7%
North America 27.7%
Latin America 1.8%
Germany 48.5%

Primary insurance and asset management – Staff by region


Rest of Europe 22.3%
Rest of the world 0.1%
Germany 77.6%

Result

In the year under review, the Group result showed a significant improvement on 2003 in nearly all segments. With a profit of €1,833m (–434m), we almost achieved our target of approximately €2bn after taxes on income, despite the exceptionally high claims burden from natural catastrophes. The result before amortisation of goodwill climbed from €1,971m to €2,948m, mainly due to a much better investment result. We made particularly marked progress in the primary insurance segment life and health. Here, both the underwriting result and the Group result are in the black again.

Group result

All figures in €m	**2004**	2003	2002	2001	2000
Result before amortisation of goodwill	**2,948**	1,971	–20	–445	2,595
Operating result before taxes on income	**2,604**	1,284	–391	–675	2,450
Group result	**1,833**	–434	288	250	1,750

The Group's result for 2004 was affected in particular by the following factors:

- Owing to our selective underwriting policy, premiums in reinsurance declined by 9.7% (2.6%). Changes in exchange rates also had an adverse effect on gross premiums. However, at €22.4bn they are still at a high level.
- Losses from natural catastrophes (in particular the cyclones) impacted the operating result before taxes on income with about €715m (290m). A combined ratio of 94.4% (95.1%), adjusted to eliminate natural catastrophe losses, shows that our portfolio is in good shape, in particular considering the fact that this figure includes 2.5 percentage points for the strengthening of our US claims provisions for accident years prior to 2002. The unadjusted combined ratio was 98.9% (96.7%). At €1,201m (1,054m) before tax, claims costs for major losses were at the same level as in the previous year.
- In primary insurance, we recorded marginal growth in premiums of 0.6% (–6.3%) and a pleasingly low claims burden in property-casualty. Moreover, our programme for increasing efficiency and lowering costs already had a positive impact on the result in 2004.
- The investment result increased significantly. As stock markets were more stable, we were noticeably less affected by writedowns on securities than in the previous year. However, downward real estate prices necessitated writedowns of €217m on our real estate.
- We further reduced our equity holdings in the banking and insurance sector, our stakes in Allianz and HypoVereinsbank being lowered to 9.0% and 18.4% respectively. At –€331m, the proportionate annual result from associated enterprises was clearly negative, in particular because of the special writedowns totalling €2.5bn made by HypoVereinsbank at the end of the year. After deduction of provisions for deferred premium refunds, however, the impact on our Group result was considerably lower at –€180m.
- Our effective income tax rate returned to normal and declined from 136% in 2003 to 27%.

Balance sheet structure

All figures in €m	31.12.2004	Prev. year
ASSETS		
Intangible assets	4,387	4,940
Investments	178,132	171,881
Ceded share of underwriting provisions	6,964	8,038
Other assets	25,308	24,525
Total assets	**214,791**	**209,384**
EQUITY AND LIABILITIES		
Shareholders' equity	20,196	18,899
Minority interests	541	483
Underwriting provisions (gross)	161,291	155,514
Other liabilities	32,763	34,488
Total equity and liabilities	**214,791**	**209,384**

Valuation reserves

The difference between the fair value of our assets and their balance sheet value developed very positively as a whole:

Valuation reserves not recognised in the balance sheet

All figures in €m	Valuation reserves 31.12.2004	Fair value 31.12.2004	Carrying amount 31.12.2004	Valuation reserves Prev. year	Fair value Prev. year	Carrying amount Prev. year
Real estate	1,768	11,497	9,729	1,555	11,630	10,075
Associated enterprises	466	4,191	3,725	400	4,596	4,196
Loans	949	21,259	20,310	–170	15,876	16,046
Other securities	30	592	562	28	775	747
Total	**3,213**	**37,539**	**34,326**	1,813	32,877	31,064

The rise in the fair value of the already significantly larger portfolio of loans was mainly due to falling interest rates.

Premium

We earned 54% (56%) of our Group premium income from reinsurance and 46% (44%) from primary insurance.

In reinsurance, premium income fell by 9.7% to €22,397m (24,795m) because of the volume-curbing effect of a strong euro and our strictly risk-adequate underwriting policy. The strong demand for private-provision products gave rise to robust growth in the life and health segment.

At €17,526m (17,640m), premium in primary insurance remained fairly constant. Allowing for the changes in the consolidation group from the acquisition or sale of companies, growth was 0.4%. Changes in exchange rates do not play a significant role in primary insurance.

Group premium income

All figures in €bn	**2004**	2003	2002	2001	2000
Reinsurance	**22.4**	24.8	25.4	22.2	18.3
Primary insurance	**17.5**	17.6	16.6	15.7	14.4
Consolidation	**–1.8**	–2.0	–2.0	–1.8	–1.6
Total	**38.1**	**40.4**	**40.0**	**36.1**	**31.1**

Equity capital and financing

We continually monitor the capitalisation of the Munich Re Group and the insurance companies belonging to it with due regard to the requirements of insurance supervisory authorities and the criteria of the leading rating agencies. An important role is played by our internal risk model, which we use to determine the capital requirements of individual business units, taking into account fluctuations in results and risk exposure.

In the year under review, our shareholders' equity increased by €1,297m (4,951m). The valuation reserves for assets not accounted for at fair value are given on page 24.

Group shareholders' equity

All figures in €bn	**31.12.2004**	31.12.2003	31.12.2002	31.12.2001	31.12.2000
Group shareholders' equity	**20.2**	18.9	13.9	19.4	23.6
Valuation reserves not recognised in the balance sheet, including those apportionable to minority interests and policyholders (before tax)	**3.2**	1.8	1.1	16.4	21.9

The causes of the most important changes in shareholders' equity were as follows:

- The Group profit of €1.8bn was responsible for the major portion of the increase, the previous year's loss of €434m and the dividend payment for 2003 of €286m having been offset against the revenue reserves.
- Net unrealised gains rose by €110m compared with the position at the beginning of the year. The reason for this was the good development in the value of fixed-interest securities owing to the decline in interest rates, which more than offset the reduction in net unrealised gains in the equity portfolio primarily due to realisations.
- In some cases, exchange rates underwent significant changes compared with the beginning of the year. Especially the appreciation of the euro against the US dollar was responsible for a reduction of €275m in the reserve for currency translation, where we recognise the effects of changes in exchange rates arising from the translation of our foreign subsidiaries' assets and liabilities.

Liquidity

In the year under review, the liquidity of Munich Re and its subsidiaries continued to be assured at all times. Our cash flow from operating activities amounted to €5,308m (3,145m). Details are provided in the cash flow statement on page 40.

Rating: Stabilisation at a high level

Munich Re's financial strength is traditionally given top ratings by the leading rating agencies. Following the downgradings that took place throughout the industry in the previous year, the ratings of the Munich Re Group stabilised in 2004 at a high level in comparison with our competitors. The rating agencies A. M. Best, Moody's and Fitch put Munich Re in their second-best category for financial strength, and Standard & Poor's in their third-best. Across the board, the rating agencies attest to our very strong market position, outstanding expertise and good capitalisation.

The current ratings of the Munich Re Group and its subsidiaries are published on our internet website www.munichre.com.

Business performance: Reinsurance

The Munich Re Group operates in virtually all classes of reinsurance. We offer a full range of products – from traditional reinsurance to alternative risk financing and risk transfer structures.

Our reinsurance business is divided between seven divisions: Life and Health; Europe 1; Europe 2 and Latin America; Asia, Australasia, Africa; North America; Corporate Underwriting/Global Clients; and Special and Financial Risks.

Marketing

As reinsurers, we write our business predominantly in direct collaboration with the primary insurers but also via brokers. The latter includes business offered to us by industrial clients through their captives or risk retention groups (alternative market business), which we accept via Munich-American RiskPartners (MARP).

Overview and important key figures

Last year business again developed very satisfactorily. Cyclones on the coasts of the Atlantic and Pacific, as well as the tsunami triggered by the severe earthquake in the Indian Ocean, significantly burdened the combined ratio with 4.5 percentage points. Nevertheless, it remained below 99% for reinsurance as a whole.

		2004	2003	2002	2001	2000
Gross premiums written in property-casualty	€m	**14,857**	17,919	18,884	16,296	13,624
Loss ratio non-life	%	**71.0**	69.6	95.8	104.5	85.0
Thereof natural catastrophes	Percentage points	**4.5**	1.6	3.3	1.5	2.0
Expense ratio non-life	%	**27.9**	27.1	26.6	30.6	30.3
Combined ratio non-life	%	**98.9**	96.7	122.4	135.1	115.3
Group result in property-casualty	€m	**1,229**	1,370	788	–1,203	464

In 2004, we adhered to our strictly profit-oriented underwriting policy. In property reinsurance, prices stabilised at a risk-adequate level, whilst in liability business they even continued to rise in some areas. All in all, we again improved the risk profile of our portfolio.

The first part-decision regarding the terrorist attack on the World Trade Center was in line with our expectations. In accordance with the applicable treaty conditions, it presupposed one loss event rather than two. In a second part-decision, however, the jurors based their verdict on divergent treaty conditions and determined that the attack constituted two events. Since in establishing our reserves for the consequences of the terrorist attack we had made sufficient provision for claims not yet reported or not reported enough, we do not need to strengthen our reserves further.

The global standardisation of our business processes and data resources on the new reinsurance platform Global Reinsurance Application (GLORIA) is making excellent progress. The test phase, which is scheduled to take one year, began in autumn 2004; it will be followed by the implementation in Munich of the first productive version of the SAP-supported IT system tailored to our requirements. Once the system is finally established, the internationally integrated data resources will allow us to analyse, manage and control our reinsurance business even better.

Result

Our two reinsurance segments property-casualty and life and health accounted for €1,661m (1,632m) of the Group profit. The segment result is thus 1.8% higher than in the previous year, although compared to 2003 our burden from natural catastrophes was much greater. At €2,381m (2,711m), the result before amortisation of goodwill fell short of the previous year's level.

Reinsurance result

All figures in €m	**2004**	2003	2002	2001	2000
Result before amortisation of goodwill	**2,381**	2,711	1,768	–697	1,518
Operating result before taxes on income	**2,281**	2,606	1,639	–834	1,386
Group result	**1,661**	1,632	2,336	–52	1,321

Several cyclones left their mark on the combined ratios, in particular in the divisions Europe 2 and Latin America; Asia, Australasia, Africa; North America; and Corporate Underwriting/Global Clients.

Combined ratio by division

in %	**2004**	2003	2002	2001
Life and Health*	**98.9**	97.8	104.4	113.9
Europe 1	**89.1**	96.5	117.7	106.7
Europe 2 and Latin America	**98.5**	96.6	96.4	115.3
Asia, Australasia, Africa	**102.3**	91.8	86.8	112.5
North America	**119.3**	99.1	168.1	156.8
Corporate Underwriting/Global Clients	**94.0**	98.0	120.8	160.4
Special and Financial Risks	**78.9**	92.9	116.5	140.9

*Figures for health reinsurance only.

When interpreting the combined ratio, the particular circumstances of a class of business must be taken into account, the composition of the portfolio being of particular significance. The following factors (among others) are important:

- The more the claims burden fluctuates over time, the greater is the risk and the higher must be the rates needed to cover the risk; the lower, then, are the loss ratios in good years and also the average loss ratios that provide the reinsurer with an adequate return for assuming the risk. This is particularly true in the case of exposure to natural catastrophes, which may occur rarely, but are often very severe when they do.
- Another important distinguishing feature relates to the time-lag between premium being received and claims being paid. The longer these periods are, the longer the premiums received can be invested in the capital market. High combined ratios in classes of business in which claims settlement takes a long time (e.g. liability) therefore also generally entail higher returns from investments with which the loss reserves are covered. These returns are not reflected in the combined ratio.

Premium

Premium income fell by 9.7% to €22,397m (24,795m). Around 2.8 percentage points of the decrease were attributable to changes in exchange rates. Our reporting currency, the euro, rose against most other important currencies in the past business year. The development in the exchange rates of the US dollar and pound sterling have a particularly significant influence on our business. The premium written in these two currencies accounts for about €11bn or 49%; 34% of our premium was transacted in euros, the remainder in other currencies. These proportions are more or less equivalent to our premium breakdown by country: about 33% derives from the eurozone, 22% from the USA and 21% from the UK. Treaties in the other regions are largely written in local currencies or in US dollars.

Another reason for the decline in premium income was our strictly risk-adequate underwriting policy. Where prices or conditions were not commensurate with the risks, we refrained from renewing treaties or writing new business. In addition, a slight trend away from proportional business towards non-proportional forms of cover also had a reducing effect on premium income.

About 34% of our total premium income was attributable to life and health reinsurance and 66% to the property-casualty segment. Whilst our selective underwriting policy adversely affected premium income particularly in property-casualty insurance, we grew substantially in the life and health segment, despite our high-level profitability requirements. This growth was largely due to the strong demand for private-provision products worldwide.

Gross premiums by segment

All figures in €m	**2004**	2003	2002	2001
Life and health	**7,540**	6,876	6,561	5,900
Property-casualty	**14,857**	17,919	18,884	16,296
Total	**22,397**	**24,795**	**25,445**	**22,196**

Business performance: Primary insurance

The primary insurers in the Munich Re Group essentially comprise the ERGO Insurance Group, the Karlsruher Insurance Group, Europäische Reiseversicherung and the Watkins Syndicate, which operates within Lloyd's and belongs to Munich Re Underwriting Ltd. They write nearly all classes of life, health, property and casualty insurance. Some 81% (83%) of their premium stems from Germany and the remaining 19% (17%) derives mainly from other European countries. The bulk of business is therefore transacted in euros.

Overview and important figures

		2004	2003	2002	2001	2000
Gross premiums written	€m	**17,526**	17,640	16,593	15,715	14,474
Loss ratio*	%	**58.1**	60.0	62.4	64.9	60.6
Expense ratio*	%	**34.9**	36.4	37.5	36.5	36.6
Combined ratio*	%	**93.0**	96.4	99.9	101.4	97.2
Group result	€m	**261**	–1,091	–939	561	624

*Property-casualty including legal expenses insurance.

Our primary insurers are well on the way to recovering their former strength. The negative exceptional effects of recent years have been almost fully absorbed, and underwriting business performed distinctly better than in 2003. As a consequence, the result before amortisation of goodwill totalled more than €615m (212m). The contribution to Group profit after amortisation of goodwill, taxes on income, and minority interests in earnings, was €261m, following a deficit of €1,091m in the previous year. The result in 2003 had been distorted by tax expenditure, write-downs of goodwill and the poor performance of the stock markets in prior years.

Development of premium income in the individual classes of business varied. All in all, gross premiums written decreased marginally by 0.6% to €17,526m (17,640m).

Result

The investment result increased from €4,209m to €4,587m in the year under review. Net expenses for claims and benefits decreased to €15,214m (15,888m). This was mainly attributable to appreciably lower allocations to the provision for premium refunds over the year, namely €1,035m (2,158m), of which €468m (1,282m) was apportionable to the provision for deferred premium refunds.

The trend on the claims side was also positive. In the health segment, the loss burden improved, partly owing to our efforts in claims management. In property-casualty insurance, the combined ratio of 93.0% (96.4%) remained at an excellent level, unaffected by major losses.

Premium

Development of premium income in the various classes of business differed. While the life and health insurers suffered marginal losses, premium income increased in property-casualty business. Overall, gross premiums written in primary insurance fell by 0.6% to €17,526m (17,640m). This represents a share of 46% (44%) of the Munich Re Group's total premium.

Gross premiums overall in €bn


2000 14.4
2001 15.7
2002 16.6
2003 17.6
2004 17.5

In 2004, the life insurers recorded premium income of €7,787m (8,011m) – a modest decrease of 2.8%. The reasons for this were lower single premiums and a higher number of normal policy expiries. In German new business, the forthcoming amendments to the fiscal treatment of endowment insurance policies did not trigger strong impulses until the fourth quarter. Overall, new business in 2004 remained below the very good previous year's level. In terms of total premiums, an indicator that is of greater relevance for analysis, there was clear growth.

Gross premiums in the life segment in €bn


2000 6.5
2001 7.1
2002 7.5
2003 8.0
2004 7.8

On account of disinvestments abroad, our health insurers' premiums of €4,537m were 0.2% down on the previous year. Adjusted for these sales of consolidated companies, premiums climbed. In Germany, new business was expanded appreciably, with double-digit growth rates. Widening gaps in public health insurance coverage boosted business with supplementary benefits covers.

Gross premiums in the health segment in €bn


2000 3.8
2001 4.0
2002 4.2
2003 4.5
2004 4.5

In property-casualty insurance, including legal expenses insurance, our premiums grew by 2.4% to €5,202m. Personal lines business expanded especially in liability and homeowners' insurance. Commercial and industrial property insurance, which we write very selectively, also increased.

Gross premiums in the property-casualty segment in €bn


2000 4.1
2001 4.6
2002 4.8
2003 5.1
2004 5.2

Reporting by subgroup
In reporting on our primary insurance operations, we follow the structure of our subgroups, in each case referring to our subsidiaries' individual or consolidated financial statements for the year under IFRS.

Business performance: Asset management

Overview and important figures

		2004	2003
Volume of Group's own investments under management	€bn	**158.4**	147.4
Volume of third-party business	€bn	**13.2**	11.7
Group result	€bn	**–42**	20

Performance and structure of investments
As at 31 December 2004, the Munich Re Group's investments amounted to €178.1bn (171.9bn), up 3.6% on the previous year. The growth was due primarily to capital gains on existing securities items and to the pleasing performance of our underwriting business.

The table below shows the composition of the portfolio by investment type:

Investment mix

	31.12.2004 €m	%	Prev. year €m	%	Change in %
Real estate	**9,046**	**5.1**	10,075	5.9	**-10.2**
Investments in affiliated and associated enterprises	**3,883**	**2.2**	4,353	2.5	**-10.8**
Loans	**20,310**	**11.4**	16,046	9.3	**26.6**
Shares and equity funds	**20,864**	**11.7**	21,633	12.6	**-3.6**
Fixed-interest securities	**103,216**	**57.9**	99,886	58.1	**3.3**
Deposits retained on assumed reinsurance business, and other investments	**19,494**	**10.9**	18,879	11.0	**3.3**
	176,813	**99.2**	170,872	99.4	**3.5**
Investments for unit-linked life insurance	**1,319**	**0.8**	1,009	0.6	**30.7**
Total	**178,132**	**100.0**	**171,881**	**100.0**	**3.6**

Investment result

All figures in €m	2004	2003	2002	2001	2000
Regular income	**7,498**	7,328	7,778	9,654	8,652
Write-ups/writedowns	**-775**	-1,177	-6,004	-324	-82
Net realised capital gains	**2,339**	2,484	5,853	1,765	4,072
Other income/expenses	**-1,021**	-1,504	-2,692	-675	-476
Total	**8,041**	7,131	4,935	10,420	12,166

The investment result for the business year includes writedowns of about €217m for impairments of real estate. Given the persistently tight economic situation in the real estate sector, we revalued our buildings, above all in Germany. Owing to the positive trend on the equities markets, we had to make writedowns of only €0.4bn (0.8bn) on our securities available for sale. Other income and expenses includes a profit contribution of –€337m from the at-equity valuation of HypoVereinsbank AG.

The table on the right shows the investment result for 2004 broken down by type of investment:

Investment result by type of investment

	2004 €m	Prev. year €m	Change in %
Real estate	**194**	370	-47.6
Investments in affiliated enterprises	**-36**	23	–
Investments in associated enterprises	**-331**	-853	61.2
Mortgage loans and other loans	**1,009**	886	13.9
Other securities	**7,154**	6,698	6.8
Other investments	**575**	551	4.4
Expenses for the management of investments and other expenses	**524**	544	-3.7
Total	**8,041**	**7,131**	**12.8**

Prospects

There is a growing tendency among some capital market players to sue companies in connection with statements they publish on future development, a trend that involves considerable loss potential for the companies concerned and for their other shareholders. This practice inevitably affects transparency, as many companies are reticent about the information they give on future business performance and disclose only what is required by law.

For this reason we, too, wish to emphasise the following: predictions about the forthcoming development of our Group are based primarily on planning figures, forecasts and expectations. Consequently, the following assessment of the Munich Re Group's development merely reflects our incomplete assumptions and subjective views. It follows that we cannot accept any responsibility or liability for the event that they are not realised either in part or in full.

Overview

Macroeconomic parameters and the situation on the capital markets are not quite as bright as in 2004. A largely stable pricing level for reinsurance covers characterised the renewals at the turn of the year. It is in the common interests of end-clients, primary insurers and reinsurers to continue focusing on risk-adequate prices and conditions. In primary insurance in Germany, marketing will concentrate on the changes in the fiscal treatment of life insurance products. The debates on a reform of the German healthcare system are continuing.

Low investment returns will require profitable underwriting in reinsurance and primary insurance also in 2005, as well as moderate bonuses for life insurance policyholders. Our actions will be determined not only by adequate prices and conditions but also by the further integration of the various modules of our risk management and the introduction of an enhanced process and system landscape.

The year 2004 has shown that we are on the right track with our business policy; profitability will therefore again take precedence over growth. Our objectives for 2005 are challenging but realistic. We aim for a return on equity of 12% for 2005 after taxes on income – assuming that there are no exceptional events.

Development of the Munich Re Group

Asset management

In 2004, we already extended the periods to redemption in our bond portfolios, thereby achieving correspondingly higher returns. If interest rates remain low, however, interest-bearing securities will not earn the same regular income achieved in previous years. It will therefore be difficult to emulate last year's investment result.

We consider the risk of losses in market value due to a rise in interest rates to be low, especially as such losses would not be recognised in income and we assess any effects on equity primarily from the perspective of asset-liability management. More importantly, the economic value of our liabilities would show a corresponding fall.

Given the risks described, we will continue to closely monitor the assets side of our balance sheet and further reduce our equity exposure as required.

Reinsurance

The renewals at 1 January 2005 did not result in any major changes in prices and conditions. The market remained largely disciplined. In certain segments, stronger competitive pressure has set in, particularly since capacities in the market as a whole have increased. We offered our capacities only at risk-adequate conditions and realised the required margins; our superior reinsurance expertise and capital strength were again in great demand.

In property insurance, prices for natural hazard covers in regions affected by losses rose again in some cases. In other property covers, developments remained basically stable, as expected, although claims-free treaties were again subject to pressure on prices. In liability, personal accident and marine insurance, prices were also largely unchanged, whereas in aviation, they fell marginally as anticipated but were still at a risk-adequate level.

Against this background, we anticipate a premium volume of about €22.1bn in reinsurance, which would represent a marginal decline of approximately 1.4%. Provided there are no exceptional developments as regards natural catastrophes and major losses, we aim for a combined ratio of 97%, which – with normal investment returns – would allow us to post a very good reinsurance result in 2005 as well.

The property-casualty business of our subsidiary Munich Reinsurance Company of Australasia (MRA) has been transferred to our Australian and New Zealand branch with effect from 1 January 2005. Organisationally, New Zealand will continue to be serviced by our Australian unit. This reorganisation has optimised our capital structure. For life insurance business, the legal status of a subsidiary (MRA) will be retained, as this is prescribed by the local regulatory authority.

Primary insurance
The German Retirement Income Act, which entered into force on 1 January 2005, will worsen Germany's fiscal conditions for endowment policies and annuity covers with a lump-sum option. It was therefore precisely these products that were in especially great demand at the end of 2004. As a result, there will initially be a significant market-wide decline in new business in 2005, especially since there is no time pressure on clients wanting to conclude private provision covers and many policies were taken out in 2004. For the medium and long term, we expect sustained growth impulses from changes relating to company pension business. This area will continue to gain in significance. Thanks to the reduced taxation on the income content of annuity policies, traditional annuity insurance will become increasingly popular. In addition, the new type of pension insurance on a funded basis, included in the "basic pension" category, can and will constitute an interesting supplementary provision for old age. A number of amendments have made the so-called "Riester pension" more attractive and will give this product a second chance in the market.

For primary insurance as a whole, we anticipate growth of approximately 4.0% in gross premiums written, which would mean a premium volume of €18.2bn.

We will rigorously pursue the measures taken to increase profitability. A combined ratio of 95% is our goal in primary insurance.

Result and premium
All in all, we expect Group premium income in reinsurance and primary insurance to total €38.5bn, disregarding the effects of changes in exchange rates. This would amount to growth of approximately 1.0%. With our Group result, we aim to achieve a return of 12% after taxes on income, based on our average shareholders' equity, including minority interests, at the beginning of the year (€20.7bn) and at year-end. We intend to let our shareholders participate in this result by pursuing a dividend policy geared even more strongly than before to our earnings situation and capitalisation, naturally taking into account the requirements of financial supervision and the rating agencies.

Consolidated financial statements (excerpt)
Consolidated balance sheet as at 31 December 2004

Assets				Prev. year		Change
	€m	€m	€m	€m	€m	%
A. Intangible assets						
I. Goodwill		3,144		3,568	–424	–11.9
II. Other intangible assets		1,243		1,372	–129	–9.4
			4,387	4,940	–553	–11.2
B. Investments						
I. Real estate		9,046		10,075	–1,029	–10.2
II. Investments in affiliated enterprises and associated enterprises		3,883		4,353	–470	–10.8
III. Loans		20,310		16,046	4,264	26.6
IV. Other securities						
1. Held to maturity	562			747	–185	–24.8
2. Available for sale	124,956			122,367	2,589	2.1
3. Held for trading	657			548	109	19.9
		126,175		123,662	2,513	2.0
V. Other investments						
1. Deposits retained on assumed reinsurance	14,530			14,480	50	0.3
2. Miscellaneous	2,869			2,256	613	27.2
		17,399		16,736	663	4.0
			176,813	170,872	5,941	3.5
C. Investments for the benefit of life insurance policyholders who bear the investment risk			1,319	1,009	310	30.7
D. Ceded share of underwriting provisions			6,964	8,038	–1,074	–13.4
E. Receivables			8,683	8,175	508	6.2
F. Cash with banks, cheques and cash in hand			2,027	1,884	143	7.6
G. Deferred acquisition costs			8,396	7,997	399	5.0
H. Deferred tax assets			4,326	5,140	–814	–15.8
I. Other assets			1,876	1,329	547	41.2
Total assets			**214,791**	**209,384**	**5,407**	**2.6**

Equity and liabilities			Prev. year		Change
	€m	€m	€m	€m	%
A. Shareholders' equity					
I. Issued capital and capital reserve	**7,388**		7,388	–	–
II. Revenue reserves	**7,018**		7,823	–805	–10.3
III. Other reserves	**3,957**		4,122	–165	–4.0
IV. Consolidated profit	**1,833**		–434	2,267	–
		20,196	18,899	1,297	6.9
B. Minority interests		**541**	483	58	12.0
C. Subordinated liabilities		**3,393**	3,390	3	0.1
D. Gross underwriting provisions					
I. Unearned premiums	**5,874**		6,315	–441	–7.0
II. Provision for future policy benefits	**101,926**		98,134	3,792	3.9
III. Provision for outstanding claims	**42,839**		42,619	220	0.5
IV. Other underwriting provisions	**9,324**		7,488	1,836	24.5
		159,963	154,556	5,407	3.5
E. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders		**1,328**	958	370	38.6
F. Other accrued liabilities		**3,450**	3,577	–127	–3.6
G. Liabilities					
I. Notes and debentures	**2,242**		2,209	33	1.5
II. Other liabilities	**16,612**		18,098	–1,486	–8.2
		18,854	20,307	–1,453	–7.2
H. Deferred tax liabilities		**7,041**	7,159	–118	–1.6
I. Other deferred items		**25**	55	–30	–54.5
Total equity and liabilities		**214,791**	**209,384**	**5,407**	**2.6**

Consolidated income statement for the business year 2004

Items		Prev. year		Change
	€m	€m	€m	%
1. Gross premiums written	**38,071**	40,431	–2,360	–5.8
2. Net earned premiums	**36,534**	37,617	–1,083	–2.9
3. Investment result	**8,041**	7,131	910	12.8
– Thereof income from associated enterprises	**–331**	–853	522	61.2
4. Other income	**1,116**	1,211	–95	–7.8
Total income (2–4)	**45,691**	45,959	–268	–0.6
5. Net expenses for claims and benefits	**31,636**	32,487	–851	–2.6
6. Net operating expenses	**8,847**	8,997	–150	–1.7
7. Other expenses	**2,260**	2,504*	–244	–9.7
Total expenses (5–7)	**42,743**	43,988*	–1,245	–2.8
8. Result before amortisation of goodwill	**2,948**	1,971*	977	49.6
9. Amortisation of goodwill	**344**	687	–343	–49.9
10. Operating result before taxes on income*	**2,604**	1,284*	1,320	102.8
11. Taxes on income*	**712**	1,752*	–1,040	–59.4
12. Minority interests in earnings	**59**	–34	93	–
13. Profit for the year	**1,833**	–434	2,267	–
	€	€	€	%
Earnings per share	**8.01**	–2.25	10.26	–

*As from year-end 2004, "other tax" is included in "other expenses".
Item designations and the previous-year figures have been adjusted accordingly throughout the reporting.

Changes in Group shareholders' equity

All figures in €m	Issued capital	Capital reserve	Revenue reserves			Other reserves		Consolidated result	Shareholders' equity
			Revenue reserves before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges		
Status at 31.12.2002	**457**	**2,990**	**9,046**	**–93**	**1,260**	**–**	**–**	**288**	**13,948**
Restatement of currency translation reserve	–	–	–337	–	–	337	–	–	–
Currency translation	–	–	–	–	–	–736	–	–	–736
Capital increases	131	3,810	–	–	–	–	–	–	3,941
Allocation to revenue reserves	–	–	65	–	–	–	–	–65	–
Change in consolidated group	–	–	–58	–	–294	–	–	–	–352
Change resulting from valuation at equity	–	–	–778	–	–54	–	–	–	–832
Unrealised gains and losses on other securities	–	–	–	–	4,052	–	–	–	4,052
Consolidated result	–	–	–	–	–	–	–	–887	–887
Dividend	–	–	–	–	–	–	–	–223	–223
Other changes	–	–	–8	–14	–	–	10	–	–12
– Associated enterprises	–	–	–	–	101	–	–	–101	–
– Non-fixed-interest securities	–	–	–	–	–554	–	–	554	–
Status at 31.12.2003	**588**	**6,800**	**7,930**	**–107**	**4,511**	**–399**	**10**	**–434**	**18,899**
Currency translation	–	–	–	–	–	–284	–	–	–284
Allocation to revenue reserves	–	–	–720	–	–	–	–	720	–
Change in consolidated group	–	–	–13	–	–	9	–	–	–4
Change resulting from valuation at equity	–	–	–1	–	102	–	–	–	101
Unrealised gains and losses on other securities	–	–	–	–	8	–	–	–	8
Consolidated result	–	–	–	–	–	–	–	1,833	1,833
Dividend	–	–	–	–	–	–	–	–286	–286
Share buy-backs	–	–	–	–51	–	–	–	–	–51
Other changes	–	–	–20	–	–	–	–	–	–20
Status at 31.12.2004	**588**	**6,800**	**7,176**	**–158**	**4,621**	**–674**	**10**	**1,833**	**20,196**

Consolidated cash flow statement for the business year 2004

	€m	Prev. year €m
Consolidated result, including minority interests in earnings	**1,892**	–468
Net change in underwriting provisions	**5,396**	5,042
Change in deferred acquisition costs	**–407**	–489
Change in deposits retained and accounts receivable and payable	**–177**	–1,921
Change in other receivables and liabilities	**–995**	1,189
Gains and losses on the disposal of investments	**–2,339**	–2,484
Change in securities held for trading	**–100**	632
Change in other balance sheet items	**29**	482
Other income/expenses without impact on cash flow	**–2,009**	1,162
I. Cash flows from operating activities	**5,308**	**3,145**
Inflows from the sale of consolidated enterprises	**373**	–
Outflows from the acquisition of consolidated enterprises	**78**	88
Change from the acquisition, sale and maturities of other investments	**–3,389**	–9,677
Change from the acquisition and sale of investments for unit-linked life insurance	**–252**	–248
Other	**–877**	–1,198
II. Cash flows from investing activities	**–4,223**	**–11,211**
Inflows from increases in capital	**–**	3,941
Dividend payments	**295**	230
Change from other financing activities	**–637**	3,532
III. Cash flows from financing activities	**–932**	**7,243**
Cash flows for the business year (I + II + III)	**153**	**–823**
Effect of exchange rate changes on cash	**–10**	–28
Cash at the beginning of the business year	**1,884**	2,735
Cash at the end of the business year	**2,027**	1,884
Additional information		
Taxes on income (net)	**707**	683
Interest paid	**644**	385

Our reporting on the Group cash flow is based on IAS 7 and the principles of German Accounting Standard No. 2 (DRS 2) issued by the German Standards Board (DSR) for the presentation of cash flow statements. This has been supplemented by the requirements of DRS 2–20, which applies specifically to insurance companies.
In accordance with the recommendations of the DSR for insurance companies, we have applied the indirect presentation method.
The "cash fund" within the meaning of the German Accounting Standard is limited to cash and cash equivalents shown under balance sheet item F "cash with banks, cheques and cash in hand".

Important dates 2005/2006

28 April 2005	Annual General Meeting
29 April 2005	Dividend payment
9 May 2005	Interim report on 1st quarter 2005
4 August 2005	Interim report on 2nd quarter 2005
4 August 2005	Half-year press conference
7 November 2005	Interim report on 3rd quarter 2005
14 March 2006	Balance sheet conference for 2005 financial statements
14 March 2006	Analysts' conference for 2005 financial statements
19 April 2006	Annual General Meeting
20 April 2006	Dividend payment
9 May 2006	Interim report on 1st quarter 2006
3 August 2006	Interim report on 2nd quarter 2006
7 November 2006	Interim report on 3rd quarter 2006

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Pedro Luis Janeiro Martins
Tel.: +49 (0) 89/38 91-39 00
Fax: +49 (0) 89/38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Rainer Küppers
Tel.: +49 (0) 89/38 91-25 04
Fax: +49 (0) 89/38 91-35 99
E-mail: presse@munichre.com

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
http://www.munichre.com

Responsible for content
Group Accounting
Corporate Communications

Editorial deadline: 25 February 2005

Concept and design:
häfelinger + wagner design,
Munich
Germany

Printed by
Druckerei Fritz Kriechbaumer,
Wettersteinstr. 12
82024 Taufkirchen
Germany

Picture credits
AP Photo/Matthias Rietschel, p. 10
AP Photo/Jeff Robbins, p. 7
dpa, Hamburg, p. 9
Getty Images/Hulton Archive, pp. 8, 9, 10
Hartmut Nägele, Düsseldorf, front cover, back cover
Munich Re archives, p. 7
Karsten de Riese, Bairawies, pp. 2, 20
PicturePress, p. 10



Order number 302-04333



Munich Re Group
Short Annual Report 2005

Paving the way for opportunities

TAB 17

RECEIVED
2006 MAY -1 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Münchener Rück
Munich Re Group

Munich Re Group locations



Reinsurance

Europe: Munich, Athens, Geneva, London, Madrid, Milan, Moscow, Paris, Warsaw

Asia: Beijing, Hong Kong, Kolkata, Kuala Lumpur, Mumbai, Seoul, Shanghai, Singapore, Taipei, Tokyo

North America: Atlanta, Boston, Chicago, Columbus, Dallas, Hartford, Kansas City, Los Angeles, New York, Philadelphia, Princeton, San Francisco, Seattle, Montreal, Toronto, Vancouver, Waltham

South America: Bogotá, Buenos Aires, Caracas, Mexico City, São Paulo

Africa: Accra, Cape Town, Johannesburg, Nairobi, Réduit

Australia: Auckland, Brisbane, Melbourne, Perth, Sydney

Primary insurance

Europe: Munich, Agrate Brianza, Amsterdam, Athens, Barcelona, Berlin, Bratislava, Bristol, Brussels, Budapest, Cologne, Copenhagen, Dublin, Düsseldorf, Frankfurt/Main, Fürth, Hamburg, Hilden, Kaliningrad, Lausanne, Lisbon, London, Luxembourg, Madrid, Milan, Moscow, Munsbach, Neuilly-sur-Seine, Nuremburg, Oslo, Ostfildern, Prague, Riga, Saragossa, Sopot, Stockholm, St. Petersburg, Strassen, Tallinn, Thessaloniki, Verona, Vilnius, Warsaw, Vienna

Asia: Beijing

The Munich Re Group

Our operations encompass all aspects of risk assumption in primary insurance and reinsurance. We are one of the world's largest reinsurers and one of the largest primary insurers in Germany.

Reinsurance: We have been in the business of insuring insurers since 1880.

Primary insurance: Our primary insurers – the ERGO Group with its brands VICTORIA, Hamburg-Mannheimer, DKV, D.A.S. and KarstadtQuelle Versicherungen, plus Europäische Reiseversicherung – provide cover for private individuals and for small and medium-sized businesses.

Our subsidiary MEAG manages our assets and offers investment products for private clients and institutional investors.

Munich Re Group

Reinsurance

- Munich Reinsurance Company — Münchener Rück Munich Re Group
- American Re-Insurance Company — AMERICAN RE
- Munich American Reassurance Company — MARC Life
- Munich Reinsurance Company of Canada — MROC
- Temple Insurance Company — Temple Insurance
- Munich Holdings of Australasia Pty Limited — MHA Munich Re Group
- Munich Reinsurance Company of Africa Ltd. — MRoA
- Münchener Rück Italia S.p.A. — MRI
- New Reinsurance Company — nouvelle ré neue rück new re
- Great Lakes Reinsurance (UK) PLC — Great Lakes UK

Primary insurance

- ERGO Versicherungsgruppe AG — ERGO
- VICTORIA — VICTORIA
- Hamburg-Mannheimer — Hamburg Mannheimer
- Deutsche Krankenversicherung AG — DKV
- Deutscher Automobil Schutz — DAS
- KarstadtQuelle Versicherungen — KarstadtQuelle Versicherungen
- ERGO Previdenza S.p.A. — ERGO Previdenza
- ERGO Hestia S.A. — ERGO Hestia
- Europäische Reiseversicherung AG — Die Europäische. Reiseschutz und mehr...
- Mercur Assistance AG — Mercur Assistance
- Munich Re Underwriting Ltd. — Watkins Syndicate

Asset management

MEAG MUNICH ERGO AssetManagement GmbH — MEAG

Key figures (IFRS)
Munich Re Group

		2005	2004	2003	2002	2001
Gross premiums written	€bn	38.2	38.1	40.4	40.0	36.1
Result before amortisation of goodwill	€m	4,137	3,369*	1,971	–20	–445
Taxes on income	€m	1,009	712	1,752	–605	–1,070
Consolidated result	€m	2,743	1,887*	–468*	214*	395*
Thereof attributable to minority interests	€m	72	54*	–34*	–74*	145*
Investments	€bn	177.2	178.1	171.9	156.3	162.0
Return on equity	%	12.3	9.5***	–3.0***	1.1***	1.6***
Equity	€bn	24.7	20.6*	19.3*	13.9	19.4
Valuation reserves not recognised in balance sheet**	€bn	2.6	3.2	1.8	1.1	16.4
Net underwriting provisions	€bn	154.1	154.3	147.5	143.0	138.6
Staff at 31 December		37,953	40,962	41,431	41,396	38,317

*Adjusted owing to first-time application of IAS 1 (rev. 2003).
**Including amounts attributable to minority interests and policyholders.
***Previous years' figures adjusted owing to change in measurement basis.

Reinsurance*

		2005	2004	2003	2002	2001
Gross premiums written	€bn	22.3	22.4	24.8	25.4	22.2
Investments	€bn	87.0	81.2	80.4	68.6	71.0
Net underwriting provisions	€bn	63.4	58.2	56.7	55.3	50.8
Reserve ratio property-casualty	%	295.8	243.8	205.0	201.1	245.6
Large and very large losses (net)	€m	3,293	1,201	1,054	1,844	3,407
Thereof natural catastrophe losses	€m	2,629	713	288	577	212
Combined ratio non-life	%	110.5	98.9	96.7	122.4	135.1

*Before elimination of intra-Group transactions across segments.

Primary insurance*

		2005	2004	2003	2002	2001
Gross premiums written	€bn	17.6	17.5	17.6	16.6	15.7
Investments	€bn	105.9	115.0	108.3	104.4	103.6
Net underwriting provisions	€bn	90.7	96.1	91.0	88.4	87.4
Reserve ratio property-casualty	%	113.1	116.8	114.5	116.3	113.9
Combined ratio property-casualty	%	93.1	93.0	96.4	99.9	101.4

*Before elimination of intra-Group transactions across segments.

Our shares

		2005	2004	2003	2002	2001
Earnings per share	€	11.70	8.01	–2.25	1.54*	1.34*
Dividend per share	€	3.10	2.00	1.25	1.25	1.25
Amount distributed	€m	707	457	286	223	221
Share price at 31 December	€	114.38	90.45	96.12	114.00	305.00
Munich Re's market capitalisation at 31 December	€bn	26.3	20.8	22.1	20.4	54.0

*Taking into account the capital increase in November 2003.

Premium growth

	Reinsurance	Primary insurance	Total
2001	21.1%	9.0%	Total 16.1%
2002	14.6%	5.6%	Total 10.8%
2003	–2.6%	6.3%	Total 1.0%
2004	–9.7%	–0.6%	Total –5.8%
2005	–0.2%	0.3%	Total 0.3%

Reinsurance
Primary insurance

Letter to shareholders 2

Better healthcare in Abu Dhabi 6

Board of Management and Supervisory Board 10

Strategy 13

Munich Re shares 16

Group management report (excerpt) 18
Important tools of corporate management 18
Overview and important key figures 23
Business performance 26
Financial situation 34
Corporate governance 38
Prospects 41

Consolidated financial statements (excerpt) 44



Paving the way for opportunities: Five articles in this year's Munich Re Group Annual Report show what opportunities there are in risk and how Munich Re turns them into value – for every risk has two sides. You can read the articles at www.munichre.com.

Dear Shareholders,

In the Munich Re Group, we can look back on an eventful anniversary year 2005, in which the overall outcome was very successful. We bettered our 2004 record profit of €1.9bn to €2.7bn, and surpassed our result target of a 12% return on IFRS equity after tax, with an ROE of 12.3%. This enables us to substantially increase the dividend by 55% to €3.10 per share.

Our performance in primary insurance and reinsurance was very good in basic business (our underwriting business below the threshold of major individual and catastrophe losses). This has been the case in primary insurance for quite some time. But in reinsurance, too, our basic business has continually improved in recent years and has long since attained an excellent quality. We are reaping the benefits here of our consistent line of not following cyclical market fluctuations, even if it means losing premium volume.

Another feature of the business year that I see as positive was our decision in reinsurance to put an end to the issue of reserve strengthening for American Re's business. Although our package of measures involved a major financial effort, we have freed Munich Re from a burden that had hindered us and adversely affected our Group's public image – especially in the capital markets.

In our investments, we have further reduced concentration risks and shareholdings outside our core business, which accords with our strategy of promoting diversification of risks on the assets side of our balance sheet as well. We achieved €2.1bn in realised capital gains, notably from the sale of stakes in MAN and the Karlsruher Insurance Group, the cutting back of our holdings in Allianz and Commerzbank, and the exchange of our HVB shares into UniCredit stock, followed by the reduction of our UniCredit stake to under 5%. So our diversification strategy also had a positive effect on the result for the year.

This contrasts with the huge burden from the series of natural catastrophes in summer and autumn. Indeed, 2005 can justifiably be called the "year of natural disasters". Not only the hurricanes and the vast amount of damage they caused, especially in the USA, made headlines. The severe earthquake in Pakistan, which claimed so many lives, and the catastrophic floods in the Alpine region, particularly in Switzerland, were also major news items that contributed to the negative picture. Our result was impacted above all by the losses from Hurricane Katrina, which we expect to give rise to claims expenditure of over €1.6bn. Altogether, we estimate that claims costs for natural catastrophes in 2005 at Group level will total €2.6bn. Natural catastrophe losses consumed nearly 18% of the reinsurance



Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

group's total premium income in the past year, compared with an average of only 3% per annum in the ten-year period 1995–2004; last year's losses alone raise the average for the ten-year period 1996–2005 to 4.6%. But I would like to explicitly stress that we do not determine our pricing policy for natural catastrophe business just retrospectively, from many decades of past claims data, but naturally also prospectively – with due regard to expected developments such as climate change.

The 2005 hurricane season demonstrated that there has been a further increase in exposure. This development requires a re-evaluation of some aspects of the risks and thus an adjustment of the models we work with in order to assess risks from a scientific and actuarial perspective and to calculate the right price. I consider these adjustments to be normal and necessary. For only if our underwriting is based on the latest knowledge can we properly judge the profitability of the business offered to us and take the right decisions. We have to be "best in class" in this field – only then do we have the competitive edge we require.

All in all, I can say that I am pleased with the results achieved in the last two years. But I am not completely satisfied, let alone complacent. There is still too much to be done.

At this point last year, I described three cardinal virtues as the foundation of our strategy on which we intended to build our programme for the next few years. They were: focusing on "risk" as the underlying object of our business, actively diversifying risks, and optimising management quality/improving methods and tools for steering our business. We continue to consistently gear our work to these principles in order to achieve our most important corporate objective: turning risk into value.

I consider it essential in this context to provide you with more details of the change in our communicated result targets (which, incidentally, would not have been possible without the work on the above-mentioned virtues). Up to now we have defined our result target in terms of return on equity (ROE), basing it on the shareholders' equity shown in our balance sheet. This will now change. In future, we will be using return on risk-adjusted capital (RORAC), meaning a result target related to our risk-based capital. In my view, this is the only economic basis that permits meaningful statements on the performance of our business operations. For the same reason, we use value-based management to steer and measure our business internally (reinsurance was the pilot). The amount of equity in our

balance sheet is directly influenced by changes in the market values of our investments. Increases would automatically raise the result target, even though they have nothing to do with our real business, especially our risk position. The same applies conversely, of course, with falling market values leading to a lower result target. If we take risk-adjusted capital as the yardstick throughout, we build a direct bridge with the development of the risks we assume on the asset and liability sides of our balance sheet when we acquire investments and write insurance or reinsurance business. Our risk position is aggregated in our risk-based capital. And it is on this capital that we have to earn the return which you, our shareholders, expect.

I freely admit that this material is somewhat complex. But I think it important to present the background to you, since corporate management and control are becoming more methodology-oriented, giving these issues increasing significance.

When it comes to our core business of handling risk, the Munich Re Group has a competitive advantage – our option of coordinating and combining competence in primary insurance and reinsurance, which allows us to realise integrated business models along the whole insurance value chain. Exploiting this option naturally presupposes that we have created suitable structures on the Group's decision-making bodies. That is why we have established a Group Committee and a Reinsurance Committee on Munich Re's Board of Management, enabling us to determine and implement strategy for the whole Group and our reinsurance business more stringently in each case and with enhanced focus. Value-based management and risk management will become more efficient, with even greater advantage being taken of synergies.

An area in which we are already systematically combining our specialist know-how from primary insurance and reinsurance, and thus achieving clear synergetic effects, is the global health market. It is characterised by high growth and earnings potential and offers much scope for innovation. Two examples of the realisation of our integrated health market strategy are China and Abu Dhabi. In the growth market of China, the Munich Re Group is involved through DKV in the formation of the first private health insurer, PICC Health. In Abu Dhabi we are taking on the development and operation of the first private health insurance carrier, offering basic and supplementary insurance for expats and thus improving healthcare provision.

Through these and similar initiatives, we aim to generate profit-oriented growth. But it is still the case that, for us, growth is not an end in itself. I have repeatedly stressed that the profitability of our business clearly has priority, and you can count on it staying that way.

In the current year we remain firmly focused on our course of sustained profitability. Our target for 2006 is a return on risk-adjusted capital of 15%, which translates into a projected consolidated profit of between €2.6bn and €2.8bn, an objective that should continue to make your Munich Re shares an interesting investment.

Yours sincerely,

Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

healthcare in Abu Dhabi.

Thanks to Munich Re, the desert state will soon have its first private health insurer.



The risk_ Medical progress and longevity are cost drivers as well as growth engines.

Things are happening in the health market. It is growing – driven by demographic trends, advances in medical science and the improved economic situation of many people. Global expenditure on healthcare rose from just under US$ 3 trillion in 2000 to over US$ 4 trillion in 2005 and is forecast to be close on US$ 7 trillion by 2015. The insurers of the future, or rather all those involved in the health segment, face the challenge of participating in this growth and repositioning themselves accordingly

Risks in today's world are interconnected in many ways. They can no longer be categorised in the value chain as they traditionally were in the past. In health insurance, organisational boundaries are shifting and, in addition to pure risk-bearing, the provision of service and management support is rapidly increasing in importance both in primary insurance and in reinsurance. Take the example of the Munich Re Group's MedNet companies: as managed care service organisations (MSOs), they form a bridge of competence between our primary insurance clients, their insureds, and medical providers. The objective of the companies is to organise high-quality care at affordable prices, while giving priority to service for the patient. Our MSOs assume core functions in the value chain, such as risk assessment and managed-care services, and combine their expertise and market volume to optimally exploit the cost-benefit relationship. And because we provide this successful service from within our own organisation, we also win reinsurance business.

The world may have got smaller but there are still differences between established and developing countries. There are attractive opportunities for shaping and financing healthcare particularly in evolving health insurance markets where the market players are insufficiently interlinked. To tap the potential for growth in the healthcare market, companies must be capable of ascertaining the various stages of development and of quickly devising and implementing flexible and competitive solutions.


ازهار باريس
هار طبيعية
18282

In setting up DAMAN, project manager Dr. Michael Bitzer (second from left) needs to take a breather now and then, as well as talking to the Health Minister, Mubarak Al Mazroui, and holding constructive meetings with his team.



The opportunity_ The General Authority for Health Services in Abu Dhabi and Munich Re have signed a cooperation agreement to establish the health insurer DAMAN.

Project manager Michael Bitzer reports on his daily work:

I wish there were twice as many hours in a day! By 1 May, a specialised primary health insurer must be up and running in Abu Dhabi – and we have had to start from scratch.

Only a small proportion of employees posted abroad are currently privately insured here. In the Emirates, these so-called expats constitute as much as 80% of the population. The majority have access to state health facilities, but many are uninsured. Despite huge out-of-pocket payments from the expats themselves, the state facilities are heavily subsidised. Care is especially inadequate for the lower-income groups. To improve the situation, Abu Dhabi passed a law in September 2005 making health insurance compulsory for expats and introducing partial privatisation.

The Abu Dhabi Investment Company (ADIC) and the General Authority for Health Services in Abu Dhabi (GAHS) put the project out to tender to eight international health insurers. Munich Re had impressive credentials in every respect – its competence in health insurance and reinsurance, healthcare management and assistance services; its experience in the Gulf gained through its MedNet subsidiaries over a period of more than ten years; its portfolio of successful and efficient risk management tools; its international networks and, not least, its professional team.

We were awarded the contract in September, the agreement was signed in December, and the countdown began. The project was launched with a core team of 13 staff, all of them experienced colleagues from the Munich Re Group's international operations. We get support from our colleagues in Munich whenever we need it. The company is expected to employ 350 staff by the end of 2006, and 450 a year later. So this year we will be recruiting one new employee a day on average. On 13 November, the team moved into the 16th floor of an office tower in Hamdan Street, one of the main business thoroughfares in the centre of Abu Dhabi, which we had provisionally furnished courtesy of IKEA. Eventually, we will occupy five floors. The space is quite tight, with more than 30 team members on the only floor currently available for use. Every day, we tackle more new developments here than others handle in a month. We are highly motivated by this exciting environment – otherwise we would never manage to keep up the effort to achieve our ambitious milestones: by 1 April a sales and distribution unit, a card production unit capable of issuing cards to over 40,000 insureds per month, an underwriting department and an operational IT department equipped with all the processes and systems required; and by 1 May a call centre with a capacity of 8,000–10,000 calls per month, a medical claims centre able to handle over 100,000 claims per month by the end of 2006, and finance, human resources and medical network departments. Fortunately, we can use software solutions and tools that we have developed ourselves and tested over many years together with numerous international networks of experienced health insurance professionals. We also have access to Group-wide price agreements. Our project controller is keeping a close eye on timetables and costs. It is very important to us not only that everything should work on day one, but also that the systems we have set up are reliable and expandable, as the health insurer is expected to be stable and profitable in five years without further need for state subsidies. For this reason, we are relying on our integrated and proven project risk management right from the start.

In half an hour, we have a meeting with people from the General Authority for Health Services. We work with them closely and they provide us with important local contacts. They impress us with their high degree of professionalism. Afterwards, as on most days, we will go to our "canteen" – the snack bar opposite the office.



The value_ Well-balanced solutions that fit the needs of the country and its inhabitants benefit all concerned.

Who will benefit from DAMAN? Certainly to a great extent the country and its inhabitants, as the state healthcare provider will have to compete in quality and price with private providers. If value for money and risks are made more transparent, healthcare financing using primary insurance and reinsurance solutions will be more attractive and easier to plan.

DAMAN offers an individual solution for basic health insurance. It is tailored to the special conditions of the market, such as the structure of the Abu Dhabi population, and in agreement with the government takes account of overarching political factors such as the country's attraction as an economic centre. This means that DAMAN, in which the Emirate of Abu Dhabi currently has a share of 100% and which is expected to operate without state subsidies within five years, will be able to design products and set prices competitively on the basis of its data, thus ensuring its long-term business success.

Of course the Munich Re Group and its investors stand to gain, and not only in reputation. DAMAN, which the Munich Re Group will be responsible for managing, will not only provide basic cover (initially state-subsidised) but from the outset will also offer supplementary private insurance products, for which Munich Re will be the exclusive reinsurer. The experience gathered in this project will increase our expertise and ideally prepare us for further developments in the Gulf region, where DAMAN can serve as a successful model.

Our involvement in DAMAN demonstrates that management competence is key to our business success – both in primary insurance and in reinsurance. An integrated approach linking core competences and fields of business opens up new strategic and operational horizons: we are focusing on the business of risk and deploying our capacity effectively and flexibly, adapting it to each situation in order to maximise our share in the growth potential of the healthcare market.


Active in all fields
Financial protection
Managed care services
Risk-carrying
» Brand/licence
» Sales
» Administration
Disease » management
Health » consultancy
Case » management
Network » management
Traditional reinsurance
Traditional primary insurance
Administration/managed care services
Integrated reinsurance (MedNet model)
Integrated primary insurance (integrated health company)

The Munich Re Group covers the whole range of business models and competences with its companies – from traditional reinsurance to managed care services and integrated primary insurance. This enables us to offer appropriate solutions in all the markets and optimally exploit earnings and growth potentials.

Members of the Board of Management

What to you are the key factors that allow Munich Re to turn risk into value?



Dr. jur. Nikolaus von Bomhard
(Chairman of the Board of Management)
* 1956, lawyer, with Munich Re since 1985

Group Development (formerly Strategic Planning); Press; Internal Auditing; Executive Offices, Group Top Executives

"Focus and discipline. We must systematically build on our strengths. They will enable us to achieve the growth in profit we aspire to."



Dr. rer. pol. Thomas Blunck
(from 1 October 2005)
* 1965, graduate in business management, with Munich Re since 1999

Special and Financial Risks; Information Technology

"We need to have complete command of the risk value chain – from the assessment of risk via portfolio strategy and accumulation control to the protection of our balance sheet. This complexity is our greatest challenge and also our core competence."



Georg Daschner
* 1949, chartered insurer, with Munich Re since 1965

Europe 2 and Latin America

"Know-how and know-who – What matters is an excellent knowledge of the markets, the trust of our clients, outstanding professional skills, efficient capital management and a positive attitude to innovation."



Dr. jur. Heiner Hasford
* 1947, lawyer, with Munich Re since 1978

Group Investments, Corporate Finance; M&A; Legal and Regulatory Affairs, Compliance; General Services; Organisational Design and Development

"We must keep a close eye on the international capital markets. Successful asset management in the Munich Re Group will allow us to strengthen our capital base further."



Stefan Heyd
(until 31 December 2005)
* 1945, lawyer, with Munich Re since 1975

Corporate Underwriting/Global Clients

"Knowledge and client proximity. We must be the best in risk knowledge – also for new types of risk complex. On this basis, we devise individually tailored products and solutions for our clients, bearing in mind that every client is unique."



Dr. rer. nat. Torsten Jeworrek
* 1961, mathematician, with Munich Re since 1990

Corporate Underwriting/Global Clients; Reinsurance Investments; Accounting, Controlling and Central Reserving for Reinsurance

"Risk is our business, and excellent risk management is the key to success. It is therefore imperative to translate our scientific and technical expertise directly into state-of-the-art risk management."



Christian Kluge
* 1941, chartered marine insurer, with Munich Re since 1964

Europe 1; Corporate Communications

"Seeing risks as a positive challenge and tackling them with creativity, courage and a sense of proportion in order to exploit the opportunities. What appears to be an obstacle can be a chance to forge ahead."



John Phelan
* 1947, underwriter, with Munich Re since 1973

North America

"Turning risk into value implies a readiness to acquire a thorough understanding of the risks which our clients may face, together with both a willingness and an ability to imaginatively and intelligently devise mutually beneficial solutions. Risk is not our adversary, it is our opportunity!"



Dr. phil. Detlef Schneidawind
(until 31 December 2005)
(Board member in charge of industrial relations, within the meaning of Section 33 of the German Co-Determination Act)
*1944, lawyer, graduate in business management, with Munich Re since 1973

Life and Health; Human Resources

"We need employees whose skills and training not only keep pace with the risks as they develop but also anticipate them. It is the only way we can put our resources, in particular our capital, to optimal use."



Dr. jur. Jörg Schneider
* 1958, business graduate, lawyer, with Munich Re since 1988

Group Accounting; Group Controlling; Integrated Risk Management; Taxes; Investor Relations

"Transparency regarding our business through integrated IT systems, first-class risk management and entrepreneurial spirit with the necessary sense of responsibility and proportion. That is the foundation of our long-term strategy of adding value."



Dr. oec. publ. Wolfgang Strassl
(from 1 October 2005)
(Board member in charge of industrial relations, within the meaning of Section 33 of the German Co-Determination Act)
*1956, graduate in economics, with Munich Re since 1988

Life and Health; Human Resources

"First create value for our clients, and then have an appropriate share in the resulting success – and do both better than others."



Karl Wittmann
* 1945, chartered insurer, with Munich Re since 1961

Asia, Australasia, Africa

"Consensus with our business partners with regard to risk, exposure and adequate pricing. But also consensus that the price will not change if the risk and exposure remain the same."

The Supervisory Board

Chairman

Dr. jur. Hans-Jürgen Schinzler
Former Chairman of the Board of Management of Munich Reinsurance Company

Deputy Chairman

Herbert Bach
Employee of Munich Reinsurance Company

Hans-Georg Appel
Employee of Munich Reinsurance Company

Holger Emmert
Employee of Munich Reinsurance Company

Ulrich Hartmann
Chairman of the Supervisory Board of E.ON AG

Dr. rer. nat. Rainer Janßen
Employee of Munich Reinsurance Company

Prof. Dr. rer. nat. Henning Kagermann
Co-Chairman of the Executive Board and Chief Executive Officer of SAP AG

Prof. Dr. rer. nat. Drs. h. c. mult. Hubert Markl
Former President of the Max Planck Society
Emeritus Professor of Biology

Wolfgang Mayrhuber
Chairman of the Board of Management of Deutsche Lufthansa AG

Kerstin Michl
Employee of Munich Reinsurance Company

Prof. Karel Van Miert
Professor at the University of Nyenrode

Ingrid Müller
Employee of Munich Reinsurance Company

Prof. Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer
Chairman of the Supervisory Board of Siemens AG

Dr. e. h. Dipl.-Ing. Bernd Pischetsrieder
Chairman of the Board of Management of Volkswagen AG

Dr. rer. nat. Jürgen Schimetschek
Employee of Munich Reinsurance Company

Dr. jur. Dr. h. c. Albrecht Schmidt
Chairman of the Supervisory Board of Bayerische Hypo- und Vereinsbank AG (until 27 November 2005)

Dr. phil. Ron Sommer
Former Chairman of the Board of Management of Deutsche Telekom AG

Wolfgang Stögbauer
Employee of Munich Reinsurance Company

Josef Süßl
Employee of Munich Reinsurance Company

Judy Võ
Employee of Munich Reinsurance Company

Membership of the Supervisory Board committees

Personnel Committee

Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder

Standing Committee

Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder
Dr. Albrecht Schmidt
Josef Süßl

Audit Committee

Dr. Albrecht Schmidt (Chairman)
Hans-Georg Appel
Prof. Dr. Henning Kagermann
Dr. Hans-Jürgen Schinzler
Wolfgang Stögbauer

Conference Committee

Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder
Judy Võ

Turning risk into value

We can take advantage of market opportunities in both primary insurance and reinsurance. We exploit this competitive edge with integrated business models, guided by our cardinal virtues.

Professional handling of risk as our core business, active risk diversification, and constantly improving methods and processes to control and steer our business – these remain our three cardinal virtues. Our strategy is thus built on firm foundations, without which we would not have achieved the excellent result of our anniversary year 2005. These foundations are the precondition for turning risk into value. ↗

Our core business of risk

Our Group is in an advantageous position in its core business of handling risk, because our operations cover primary insurance as well as reinsurance. In other words, we distinguish ourselves from other leading insurance groups by being able to assume risks regardless of whether they come from the primary insurance or the reinsurance sector. So we can adapt flexibly to changes in market situations and also pinpoint opportunities for cross-segment solutions. A good example is our strategy for tapping the great potential of the international health insurance market.

What business potential does the global health insurance market offer? What specific know-how do we have in the Munich Re Group for this business segment and what strategic conclusions can we draw? Does a cross-segment approach by primary insurers and reinsurers, with their different competences, offer added value for the Group? What options do we derive for realising our strategy? These are questions we have answered. The potential premium with adequate earnings prospects that can open up for the Munich Re Group in the global health insurance market over the next ten years is in the billion euro range. ↗

The precondition for leveraging this potential is enhanced insurance-reinsurance coordination that enables us

- to cover large portions of the value chain in the health insurance segment,
- to specifically combine different competences, and
- to make flexible use of various business models in the various health insurance markets.

We aim to promote such coordination by setting up a cross-segment International Health Board, which will be responsible for our insurance and reinsurance activities in the global health market.

We can thus exploit market opportunities whether they present themselves in primary insurance or reinsurance. Our objective continues to be sustained profitability. And we actively seek growth opportunities. As an integrated insurance and reinsurance group that can develop its markets through different brands, by focusing on specific target groups, we channel our growth initiatives into the business segments and regions that promise the largest value increase. Hence, as far as we are concerned, defending or acquiring positions in rankings for individual fields of business based on premium volume is meaningless.

Our strategic concept of enhancing the synergies of primary insurance and reinsurance "under one roof" is also reflected in our Group's new decision-making structures. On the parent company's Board of Management, we now differentiate clearly in terms of organisation between Group matters and the operative management of our reinsurance business, enabling us to focus resources better and manage the Group as a whole more efficiently.

Munich Re Board committee structure

Munich Re Parent Board of Management

Board committees[1]

Reinsurance Committee

- Torsten Jeworrek
- Thomas Blunck
- Georg Daschner
- Christian Kluge
- John Phelan
- Wolfgang Strassl
- Karl Wittmann
- Michael Bös[2] – Chief Investment Officer – Reinsurance
- Hermann Pohlchristoph[2] – Chief Financial Officer – Reinsurance

Group Committee

- Nikolaus von Bomhard
- Heiner Hasford
- Jörg Schneider
- Charlie Shamieh[2] – Chief Risk Officer – Group

Strategy Committee

- Nikolaus von Bomhard
- Heiner Hasford
- Jörg Schneider
- Torsten Jeworrek
- Lothar Meyer (ERGO)
- Wolfgang Strassl

International Health Board

- Wolfgang Strassl
- Members of the top management of the primary insurance and reinsurance group

ERGO Board of Management

- Lothar Meyer
- Daniel von Borries
- Günter Dibbern
- Klaus Flemming
- Torsten Oletzky
- Michael Rosenberg
- Michael Thiemermann
- Rolf Ulrich
- Götz Wricke

[1] See page 10f. for distribution of responsibilities on the Board of Management.
[2] Not a member of the Board of Management.

The establishment of separate Board committees for Group and reinsurance operations is also reflected in our downstream organisational structures. Our focus Group-wide is on the development and realisation of corporate strategy, value-based management and integrated risk management.

Meaningful steering with risk capital

These two cardinal virtues, active risk diversification and business management, are closely linked, serving directly to realise our ambitious result targets. Over the last few years, we have made great advances in refining models and methods of integrated risk management and active risk diversification. And the same goes for their practical application. We set standards, which we are continually improving. Their significance for business management and decision-making cannot be overestimated, which is why we are investing so much to develop them further. In addition, the different elements of our risk management are not isolated from each other, but have been integrated into an overall system.

By refining our risk model, for example, we optimise our risk capital deployment and thereby ensure that we can continue to assume substantial liabilities for individual and catastrophe risks. Our budgets for writing, say, natural hazard risks are geared chiefly to the risk capital that is available for that area of business. Retrocession, i.e. external transfer of liabilities, is also structured on the basis of our evaluations from the risk model, with which we steer our risk capital consumption as well.
Through asset-liability management – tailoring investments to the structure of our liabilities – we avoid mismatch of risks on the asset and liability sides of our balance sheet. Sophisticated asset-liability management also enables us to achieve significant diversification effects. The reduction of concentration risks in our investments, which is now well advanced, has released substantial risk capital that can be used for growth. Finally, risk capital is indispensable as an indicator and measure of performance. Consquently, we will in future be defining our result target in relation to the extent of the entrepreneurial risks we assume, using return on risk-adjusted capital (RORAC) (see page 21f.).

Knowledge counts

However, our focus is not solely on integrated risk management. We are also steadily working on improving such areas as strategy development, performance measurement and our knowledge of risk. The definition of our strategic objectives in balanced scorecards, which are "cascaded" from the top of the Group down to the individual operative units, and the use of VBM (see page 18) are essential components of corporate management. In this context, too, the findings from current claims experience – such as the catastrophic hurricanes in the second half of 2005 – are indispensable for the further development of our risk knowledge and thus for our underwriting. A particular challenge is posed by new, previously unknown risks. We have to identify and evaluate these as swiftly as possible, with a view to maintaining our competitive advantage. In so doing, we need to correctly structure the conditions and calculate technically adequate prices to secure the profitability of our business. For this, we rely on our broad knowledge of risk, our expertise in the management of individual risks and whole portfolios, and our experience in the markets.

Keeping on course

Our three cardinal virtues – risk as our core business, risk diversification, and high standards of business control and steering – will continue to determine our course in the current year. They are essential for creating sustained value for our Group, our shareholders and our clients.

Mission statement – What we are and what we aspire to

Turning risk into value
by actively diversifying risk,
by growing profitably,
by steering and controlling our activities with excellence,
by capitalising on our financial strength on a sustained basis.

Our mission presupposes:
- A clear course for sustained profitable growth and value creation for our investors
- Actions consistently geared to the individual needs of our clients
- A strong capital base, integrated risk management and the concentration of our resources on commercial success
- The strengths of our staff, who develop the best possible solutions with their knowledge of the insurance and capital markets and their capacity for innovation
- A pronounced performance culture that motivates our staff, setting clear objectives, giving feedback openly, learning from our mistakes and rewarding success
- Our entrepreneurial responsibility with a commitment to transparency, sustainability and an obligation to society as a whole

Autumn rally brings large price gain

Our strategy of profit before growth also paid off for Munich Re shareholders in 2005. The share price increased by 26.5% year on year, clearly outperforming the shares of other reinsurers.

After a subdued start to the year, the major international stock markets began to climb in the second quarter of 2005. Prices were driven by healthy company profits and a favourable interest-rate environment. The upward trend was broken for a time by rising energy prices and fears of inflation, before the stock markets started a year-end rally. By the end of 2005, the DAX was 27.1% up on the start of the year, and the EURO STOXX 50 showed an increase of 21.3%. The star of the stock market year 2005 was the Japanese Nikkei, with a rise of 40.2%. The performance of the US ↗ stock exchanges, on the other hand, was disappointing, with the S&P 500 closing only 2.9% higher than at the beginning of the year, and the Dow Jones almost unchanged.

Despite the record claims burdens for the insurance industry – 2005 was the costliest natural catastrophe year of all time – their performance was very respectable. The MSCI insurance index rose by 30.8% in 2005. A large part of these price gains was achieved towards the end of the year, when the industry benefited from positive profit expectations.

Share price performance
1 January 2005 = 100
Source: Datastream


130
125
120
115
110
105
100
95
90
J
F
M
A
M
J
J
A
S
O
N
D
Munich Re shares
DAX 30
Morgan Stanley insurance index (MSCI) in €

Munich Re shares began 2005 listlessly. Up to the end of September, their price moved sideways within a narrow range, lagging far behind the DAX. However, in the middle of the hurricane season, our shares began a rally which took the price from around €90 to nearly €120. In the fourth quarter, Munich Re stock performed considerably better than the DAX and also the MSCI insurance index. The capital markets recognised the potential of Munich Re's stock resulting from the severe hurricane season, our effective handling of the American Re reserving issue, and the prospects of record earnings. Altogether, our share price recorded a year-on-year increase of 26.5%. Thus in 2005 our shareholders also benefited from our strategy of profit before growth.

Great interest among analysts

More than 40 analysts constantly monitor Munich Re shares. At the end of 2005, the majority rated our stock positively (54% of analysts compared with 62% the year before). Only 2% of the analysts gave the shares a negative assessment, compared with 7% at the end of 2004.

Large dividend increase

Given the record result in 2005, the dividend proposal of the Board of Management and Supervisory Board at the Annual General Meeting on 19 April 2006 will be payment of an increased dividend of €3.10 per share (€1.10 higher than last year). This amounts to a rise of 55%. Altogether, we will thus distribute a record amount of €707m (457m) to shareholders.
The fact that our shares are also attractive from the dividend point of view is reflected by Munich Re's membership of the DivDax. This subindex of Deutsche Börse AG ↗ features the 15 DAX companies with the highest dividend yield.
In former years, Munich Re's dividend remained more or less constant, independent of results. Since 2004, in conjunction with our active capital management, we have been pursuing a more flexible dividend policy, where the amount distributed essentially depends on our result for the year and our capital requirements, although our aim is to pay out at least 25% of the annual result to our shareholders.

Key figures for our shares

		2005	Prev. year
Share capital	€m	587.7	587.7
Number of shares at 31 December	m	229.6	229.6
Year high	€	121.88	99.00
Date		5.12.05	20.1.04
Year low	€	83.32	72.73
Date		13.5.05	18.10.04
Year-end closing price	€	114.38	90.45
Annual performance (excluding dividend)	%	26.5	–5.9
Beta relative to DAX		1.0	1.1
Market capitalisation at 31 December	€bn	26.3	20.8
Market value/equity* at 31 December		1.1	1.0
Average daily turnover	'000	1,825	1,827
Earnings per share	€	11.70	8.01
Dividend per share	€	3.10	2.00
Dividend yield at 31 December	%	2.7	2.2
Overall dividend amount	€m	707	457

*Including minority interests.

Internet services expanded

We publish all important investor relations information on our website where, besides annual and quarterly reports and investor presentations, we provide details about our shares, analysts' opinions, important dates in the financial calendar, and much more. We have further expanded our new shareholder portal, which has been online since 3 January 2005. www.munichre.com/register
The portal's service pages offer our shareholders various facilities, such as registering to receive documents for the Annual General Meeting by e-mail or updating their registered shareholder data online. It also provides historical share prices, by means of which shareholders can trace the performance of their Munich Re share portfolio using a share calculator. Altogether, we are pleased to note that investors are making increasing use of our information on the internet.

Group management report (excerpt)

Important tools of corporate management

Munich Re's value-based management philosophy

The Munich Re Group's objective is to analyse risk from every conceivable angle and to handle it successfully, thereby creating lasting value for its shareholders, clients and staff.

Increasing corporate value is therefore the key factor in our business decisions. This means optimising capital deployment and risk management for all Group activities in reinsurance, primary insurance and asset management. There are differences between the two main fields of business: While our reinsurance group already uses value-based management tools in all of its units, our primary insurers are still in the process of implementing them. In past years, the approach used at individual company level among our primary insurers has in many cases still been based mainly on an accounting perspective.

Munich Re's approach to value-based management offers a number of advantages:

- It enables us to assess business activities not only according to their earnings potential but also relative to the extent of the risks assumed, which is material for the question of added value. Only the risk-return relationship reveals how beneficial an activity is from the shareholder's point of view.
- With clearly defined performance indicators, we ensure the necessary comparability of value-adding measures and initiatives. Fields of business that add value for the Group can be more easily identified and the use of resources optimised accordingly.
- Responsibilities are clearly assigned and levers for adding value made transparent, enabling management and staff to contribute more effectively to increasing corporate value.
- Strategic and operative planning are closely linked. All initiatives are ultimately geared to the overriding financial objective of enhancing corporate value.
- The consistent use of value-based management tools helps the Munich Re Group respond to the tougher competition in the global capital markets and the increasing demand by institutional investors for more transparency and comparability.

Our value-based management system takes into account the individual characteristics of the business segments

In non-life business, we employ the following simple formula for measuring value creation and for managing and monitoring our business activities:

Adjusted result – Cost of equity [Necessary operating equity X Target rate] = Value added

The adjusted result serves as the basis for determining the value added. It consists of the operating result, the investment result and the remaining non-technical result. In each case value-based adjustments are made, including the smoothing of expenditure for major losses and the recognition of claims expenses at present value.

We compare the adjusted result with the requisite cost of equity. The basis for determining the cost of equity is the necessary operating equity, which is basically derived from the risk-based capital according to our internal model. If a business unit holds equity capital in excess of the risk-based capital in order to comply with market, rating or supervisory requirements, a return needs to be earned on this capital as well.

Any investment of capital in a company must – from the investor's point of view – achieve at least the return of an alternative risk-commensurate investment (opportunity costs). However, in order to significantly increase its corporate value, the Munich Re Group aims to earn a return on necessary operating equity (return target) that is markedly higher than the opportunity costs.

Consequently, value is only added if the adjusted result exceeds the cost of equity. Given the generally short-term nature of non-life business, this procedure focuses on measuring single-period performance. In assessing the profitability of our underwriting business, we mainly use indicators from the income statement.

The products of life primary insurance and reinsurance, and the bulk of our health primary insurance business, are characterised by their long-term nature and the distribution of results over the duration of the policies. To account for this multi-periodic characteristic, we use key performance indicators for this business that relate to the respective portfolio value – the embedded value. By setting a minimum return requirement, we aim through value-based management to ensure that here, too, an adequate return is earned on the capital employed and appropriate value is added.

Our steering of Munich Re's investments is strongly geared to the liabilities on our balance sheet. With the help of asset-liability management, we determine the "neutral position". This involves a synthetic investment portfolio which – taking into consideration significant additional parameters in the investment of the capital – best reflects the characteristics of our liabilities towards clients. Further information on asset-liability management is provided on page 34 f. The target return, i.e. the expected income from the neutral position, is compared with the return from the actual portfolio, bearing in mind the risk-based capital required for deviating from the neutral position. Finally, a comparison with the returns of relevant stock market indices provides important insights into the performance of our own investments.

In addition to these purely financial performance factors, non-financial performance measures like market share, speed of processes, staff-training level and client satisfaction play a major part in the strategic management of the Munich Re Group. In the long term, a firm can only be successful if it operates sustainably and takes account of such future-oriented qualitative factors as well.

We closely link strategy and operative planning by defining our objectives in structured overviews or "scorecards", from which we derive initiatives, performance measures and responsibilities within a framework of four perspectives: "financial", "market and client", "process" and "employee". We promote an entrepreneurial culture among staff through the clear allocation of responsibility and accountability, recognising how much the individual, unit or field of business contributes to increasing value. The integration of the financial and non-financial objectives into Board and senior-executive remuneration incentive systems for the Board of Management and executives supports the clear orientation towards value creation.

Value-based management is a holistic system with which managers at all levels of the Group can steer their units in such a way that lasting value is created. Sustainable value creation is also a key factor for our investors.

In order to give more emphasis in external communication to the Munich Re Group's value orientation – as implemented mainly through our internal management tools – we have geared our Group return target to risk-adjusted performance indicators, which are explained in more detail in the following section.

What we aim to achieve

A look back at 2005

In the past year, the Munich Re Group's business performed very well as a whole. The burdens from the Atlantic hurricanes and reserve strengthening at American Re were compensated for by high realised capital gains and, thanks to the very good results of our primary insurance and reinsurance basic business, we recorded an excellent consolidated profit of over €2.7bn. We achieved a return of 12.3% on the average of our IFRS equity at the balance sheet and quarterly reporting dates, even surpassing our return-on-equity target of 12% after tax.

Our return on investment was a very satisfying 5.9% (4.5%). This is the ratio of the investment result of €10,818m to the average market value of the investment portfolio at the balance sheet and quarterly reporting dates, totalling €184.5bn.

Our combined ratio, a much-heeded performance indicator in non-life insurance, was satisfactory only in primary insurance. Calculated as the ratio of the sum of net expenses for claims and benefits plus net operating

expenses to net earned premiums, it corresponds to the sum of the loss ratio and the expense ratio. Put simply, a combined ratio of 100% means that premium income was exactly sufficient to cover claims and costs. Net expenses for claims and benefits mainly include paid claims, change in claims provisions, and other underwriting expenses. Net operating expenses chiefly comprise commission plus personnel and non-personnel expenses for the acquisition and ongoing administration of insurance contracts.

The combined ratio in reinsurance includes the health segment as well as property-casualty business. In 2005, net expenses for claims and benefits of €12,189m (11,063m) and net operating expenses of €4,229m (4,354m) compare with net earned premiums of €14,862m (15,583m). The reinsurance combined ratio thus amounts to 110.5% (98.9%), a very high figure largely due to the hurricane losses.

The combined ratio in primary insurance is determined for the property-casualty segment (including legal expenses insurance). In 2005, paid claims and the change in claims provisions totalled €2,338m (2,287m) and net operating expenses €1,390m (1,374m), compared with net earned premiums of €4,005m (3,938m). Our combined ratio in primary insurance thus amounts to 93.1% (93.0%), an excellent figure both in absolute terms and in comparison with competitors.

When it comes to interpreting the combined ratio, the particular circumstances of the class of business in question have to be taken into account. Of substantial significance, for example, is the composition of the portfolio. The following factors (among others) are important:

- The more the claims burden fluctuates over time, the greater the risk is, and so the rates needed to cover the risk must be higher; loss ratios in good years, as well as average loss ratios, have to be all the lower to provide the reinsurer with an adequate return for assuming this risk – particularly true in the case of natural catastrophes, which may occur rarely, but are often very severe when they do.
- Another important distinguishing feature relates to the time-lag between premium being received and claims being paid. The longer these periods are, the longer the premiums received can be invested in the capital markets. High combined ratios in classes of business in which claims settlement takes a long time (e.g. casualty) therefore also generally entail higher returns from investments with which the loss reserves are covered. These returns are not reflected in the combined ratio.

Therefore, whilst we aim to keep our combined ratio as low as possible, it does not constitute our sole target. Rather, the prime factor we consider is economic value added, which cannot be properly reflected by the combined ratio. We pursue this target internally through our value-based management (VBM) (see page 18 f). In life primary and reinsurance business and in health primary business, we measure performance on the basis of embedded values. When considering performance at the level of the whole Group, however, we have geared our targets to return on capital.

Further development of the return target for 2006

We have set ourselves ambitious targets again for 2006 to follow up the successful performance of the past business year. In so doing, we have further improved the methodology employed. The return target we have used to date – the return on average IFRS equity (RoE) – is an important but insufficient indicator of an insurance company's added value. The reasons are:

- Some of the underlying parameters are influenced by accounting rules that do not adequately reflect economic realities. For example, a large portion of an insurance company's assets are classified as "investments available for sale" and measured at market value, whereas the liabilities in the balance sheet barely react to market fluctuations. This means that rising or falling capital market prices usually have a direct impact on IFRS equity, thus indirectly increasing or decreasing an RoE result target in a way that makes little sense economic-

ally. In particular, interest-rate-induced increases in the prices of fixed-interest securities are not accompanied by any sustained additional earnings opportunities, since the prices of the securities systematically return to the face value on maturity.

- Furthermore, RoE does not reflect the risk assumed in a given business activity. All other things being equal, a high risk usually entails the expectation of a higher profit, which is bought at a cost of additional volatility. An RoE target that does not include any measure of risk might encourage management to focus too much on the earnings side and disregard the risk side. Hence the risk-return relationship, which is decisive for increasing corporate value, is not considered.

An insurance company – and especially a reinsurance company – whose exposure to risks is typically high, should consequently choose a target which takes into account the degree of risk assumed and minimises distortions from accounting. In accordance with this principle, risk – measured by risk-based capital – plays a central role in our internal value-based management. To maximise Munich Re's value for our shareholders, we actively work on diversifying our risks, and on optimising our financing structure and the quality of our results.

A logical step on the way to achieving this is to integrate the risk perspective more closely into the external communication of our targets.

Taking risk assumed into account in our return target

In summer 2005, for the first time, Munich Re officially presented its internal risk model in detail, including the Group-wide, risk-based capital position derived from the model, thus considerably enhancing transparency. Our risk-based capital was divulged for both the reinsurance and primary insurance segments, according to the risk categories of underwriting, market and credit risk. The risk-based capital in question quantifies the risk of the individual units and enables us to make comparisons between non-life, life and investments, as well as between reinsurance and primary insurance.

The next step – after publishing our risk-based capital – is to integrate the risk perspective into our external Group target. This move away from a return based on average IFRS equity to a risk-adjusted return target (return on risk-adjusted capital – RORAC) results in a closer convergence of our internal value-based management and the external communication of our targets. We thus also take greater account of risk-based standards that shape the current and future requirements of supervisory authorities and rating agencies.

The most important advantages of the risk-adjusted return target – particularly in comparison with our target to date – are the risk-based capital's independence from the above-mentioned IFRS effects on equity, and the disclosure of the annual result per unit of risk-based capital (important for measuring added value).

The calculation of the target is based on published figures that are regularly updated and are transparent to external audiences. With the additional information provided on the assumptions for important key indicators, shareholders will find it easier to assess the likelihood of the target being reached.

This will enable our investors to better judge Munich Re's business performance and economic value added in future.

What is behind RORAC?

RORAC is defined as follows:

$$\text{RORAC} = \frac{\text{Net income} - \text{Interest rate} \times (1 - \text{tax rate}) \times \text{Additional available equity}}{\text{Risk-based capital}}$$

The numerator in the formula comprises the published IFRS net income adjusted for post-tax income (interest rate x [1 – tax rate]) generated on capital not subject to risk within the given risk tolerance. The basis for the adjustment is the capital exceeding the necessary risk-based capital (additional available equity). This is calculated as follows: the starting point is the equity recognised in the IFRS financial statements, from which the "economic equity" is derived by means of various adjustments. These include

the addition of the unrecognised valuation reserves and the unrecognised portion of the embedded values in life and health insurance, and the subtraction of goodwill and deferred tax assets. From this economic equity a margin is deducted for the settlement of existing obligations in following years. The difference between the amount then remaining and the required risk-based capital is the additional available equity, which is also necessary for rating and solvency purposes, as well as for profitable growth. The additional available equity in the system presented here earns a risk-free interest rate, as all the risk components of the investment and underwriting are covered with risk-based capital by the internal risk model, and thus assigned appropriate return requirements.

How high should the RORAC target be set?

For determining the concrete RORAC target figure, we start with our sustainable result expectation per unit of risk. In doing so, we use among other things capital market prices for comparable risks, bearing in mind that no precise methodology exists. Thus, in setting our target, we consider it important to make the level ambitious but also realistic.

After weighing up many factors, we have decided to aim for a RORAC of 15%.

On the basis of our risk positioning and capitalisation at the beginning of the year, this corresponds to a consolidated profit of between €2.6bn and €2.8bn.

What assumptions is this target based on?

In both primary insurance and reinsurance, we are proceeding on the basis of statistically expectable claims experience. Provided there are no significant shifts in the composition of our business portfolio, we reckon with a combined ratio of less than 97% in property-casualty and health reinsurance, which includes an amount equivalent to around 5% of premiums as projected claims expenditure for natural catastrophes costing over €5m per event. In property-casualty primary insurance, we expect a combined ratio of under 95%.

On the investment side, we anticipate a result equivalent to 4.5% of the average market value of the investments. Lastly, our target is based on a largely stable currency environment. Changes in tax treatment are only considered to the extent that they are already known today.

Embedded values as additional performance indicators

In life primary insurance and reinsurance and in health primary insurance, we will use key indicators based on European Embedded Value (EEV), parallel to the new RORAC perspective. Embedded value is a form of valuation for long-term portfolios whose performance cannot be reasonably measured on the basis of a single year. Specifically, embedded value is the present value of future net earnings from business in force plus the value of shareholders' equity, less the cost of holding capital. A key performance indicator in this case are EEV earnings. We aim to achieve EEV earnings of between 8% and 9% both in primary insurance and in reinsurance business in relation to the value of the overall business in force at the beginning of the year. The life and health insurance business managed and measured on an embedded-value basis will also contribute to the IFRS consolidated profit and thus to reaching the RORAC target, even though IFRS consolidated profits follow the narrower individual business-year perspective.

Our targets – Ambitious but attainable

In selecting suitable targets, contrasting aspects have to be considered and weighed up. On the one hand, undue complexity has to be avoided in order to ensure transparency for investors, staff and the public. On the other hand, the challenge lies in reflecting economic realities as closely as possible avoiding oversimplification, and enshrining added value as the Group's overriding guiding principle. As the above description shows, the background is complex, especially as the parallel use of different performance indicators is unavoidable. That is why we have devoted considerable space to this topic. We are convinced that we are on the right track with the key performance indicators of RORAC and European Embedded Value as our guiding principle. Taking into account all the relevant factors, we consider that our methodologically improved targets are economically meaningful – ambitious but nevertheless attainable.

Overview and important key figures

Excellent business performance despite very high burdens "Profitability before growth" strategy consistently pursued Return-on-equity target surpassed, with a profit of over €2.7bn

		2005	2004	2003	2002	2001
Gross premiums written	€bn	**38.2**	38.1	40.4	40.0	36.1
Combined ratio – Reinsurance non-life	%	**110.5**	98.9	96.7	122.4	135.1
– Primary insurance property-casualty	%	**93.1**	93.0	96.4	99.9	101.4
Consolidated result	€m	**2,743**	1,887*	–434	288	250

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Overall, in the past year, the Munich Re Group's business performed very well. We achieved a return on equity of 12.3% (9.5%) after tax, thus surpassing our return target (the previous year's figure has been adjusted owing to a change in the method of calculation; see page 19). The sound and profitable basic business in primary insurance and reinsurance helped to compensate for the record losses from natural catastrophes. Our investment result also contributed significantly to our success.

In 2005, reinsurance was affected by a hurricane season hitherto unprecedented in terms of loss amount. Particularly Hurricane Katrina, for which our expenditure was over €2.0bn, hit us hard. Our retrocession agreements allowed us to reduce the burdens from Katrina by approximately €400m. In the year under review, we also incurred high expenditure in strengthening the claims reserves of our US subsidiary American Re by US$ 1.4bn net.

Owing to these significant exceptional burdens, we did not achieve our combined ratio target of 97%. Our profit-oriented underwriting policy has nevertheless continued to pay off, because our business performed well apart from these major events. Especially in the life and health segment, business experience was very positive. Thanks to an excellent investment result, we achieved a good operating result overall in reinsurance, where, as expected, total premium volume declined somewhat owing to our strictly risk-adequate underwriting policy.

Primary insurance significantly exceeded its result targets. Our strategy of writing both reinsurance and primary insurance is effective. Towards the end of the year under review, we sold our holding in the Karlsruher Insurance Group. It would not have made sense to integrate it into the much larger ERGO, given the companies' incompatible sales channels. However, this sale hardly had any effect on growth in the year under review. Premium income in primary insurance was up slightly, chiefly attributable to the health segment. In life insurance, premium volume was down as anticipated following the changes in fiscal parameters. Claims experience in the year under review was again very satisfactory, with no exceptional burdens. Furthermore, we concluded the cost-reduction programme initiated in 2002 and were even able to clearly outperform the combined ratio target of 95%.

For the reporting on individual fields of business, the following principle applies: volumes and results that derive from business within a segment are eliminated, whereas figures that derive from business with companies from other segments (e.g. intra-Group reinsurance cessions from primary insurers to reinsurers) are included in the data. Where the information relates to national accounting law, this is mentioned specifically.

Result

Compared with the previous year, the consolidated result improved to an excellent €2.7bn (1.9bn). The investment result, which was outstanding thanks to considerable realised capital gains, largely offset the burdens from the increase in reserves at American Re and from the hurricanes. At €976m (432m), the life and health reinsurance segment accounted for the largest share of the result. However, primary insurance contributed more significantly to the Munich Re Group's success than in the previous year. Here, the consolidated result climbed by 270.7% to €1,175m (317m) and was thus well above our planned figure.

The operating result rose by 36.5% to €4.1bn (3.0bn). Tax expenditure incurred at Group level for the reserve strengthening at American Re had an adverse effect on the consolidated result.

Consolidated result

All figures in €m	**2005**	2004*	2003	2002	2001
Result before amortisation and impairment losses of goodwill	**4,137**	3,369	1,971	–20	–445
Operating result	**4,130**	3,025	1,284	–391	–675
Consolidated result	**2,743**	1,887	–434	288	250

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

The operating result was influenced in particular by the following factors:

- In reinsurance, our expenditure for the hurricanes totalled €2.3bn after retrocessions and before tax. Some 17.7 (4.5) percentage points of the overall combined ratio of 110.5% (98.9%) were attributable to losses from natural catastrophes.
- The reserve strengthening at American Re reduced the Munich Re Group's operating result by €388m and impacted the combined ratio with 2.6 percentage points. The relief effect of €906m from the release of the IBNR reserve is included in this figure.
- In primary insurance, the pleasingly low claims expenditure was once again a major success factor. The combined ratio, including legal expenses insurance, was only 93.1% (93.0%), much better than the 95% we had aimed for. The cost-reduction programme led to a significant improvement in the result.
- Realised capital gains greatly increased the investment result in reinsurance and primary insurance alike. We cut back our investments in German financial stocks by selling shares in Allianz, Commerzbank and BHW. We also disposed of our stake in MAN. We exchanged our HVB shares into UniCredit shares, realising capital gains to the tune of €988m. Compared with the previous year, the return on investment rose to 5.9% (4.5%).

Premium

As in the previous year, we earned about 54% of our Group premium income from reinsurance and 46% from primary insurance.

Share of reinsurance and primary insurance – Life and health and property-casualty – in Group premium income*


2001
Reinsurance 56.5%
Life and health 13.9%
Property-casualty 42.6%
Primary insurance 43.5%
Life and health 30.8%
Property-casualty 12.7%
Total 100%
2002
Reinsurance 58.6%
Life and health 13.9%
Property-casualty 44.7%
Primary insurance 41.4%
Life and health 29.4%
Property-casualty 12.0%
Total 100%
2003
Reinsurance 56.4%
Life and health 14.6%
Property-casualty 41.8%
Primary insurance 43.6%
Life and health 31.0%
Property-casualty 12.6%
Total 100%
2004
Reinsurance 54.0%
Life and health 17.3%
Property-casualty 36.7%
Primary insurance 46.0%
Life and health 32.4%
Property-casualty 13.6%
Total 100%
2005
Reinsurance 54.1%
Life and health 18.2%
Property-casualty 35.9%
Primary insurance 45.9%
Life and health 32.3%
Property-casualty 13.6%
Total 100%

*After elimination of intra-Group transactions across segments.

Reinsurance
Primary insurance

The following diagram shows the percentage of premium from foreign business. In reinsurance we operate on a global basis, whereas in primary insurance our activities are focused on the German market.

Percentage of premium from foreign business*


2001
84.2%
15.8%
Total 54.8%
2002
86.2%
13.8%
Total 56.9%
2003
86.2%
13.8%
Total 54.8%
2004
84.2%
15.8%
Total 54.0%
2005
84.3%
15.7%
Total 54.5%

*After elimination of intra-Group transactions across segments.

Reinsurance

Primary insurance

Premium income in reinsurance was down as a consequence of our consistently profit-oriented underwriting policy and the scheduled termination of individual reinsurance treaties. However, the decrease came to only 0.2% compared with the previous year (9.7%). In particular in the property-casualty segment, we suffered substantial losses in premium volume in North America, as a number of treaties did not meet our strict underwriting guidelines. In Asia by contrast, premium income rose noticeably. The life and health segment also experienced a rise. In 2005, currency translation effects had a much smaller influence on the development of premium than in the previous year. In primary insurance, there was a slight increase of 0.3% (–0.6%) in premium income overall. Growth was primarily driven by health insurance, the notable expansion in premium volume attributable to premium adjustments and additional sales of supplementary insurance policies. As expected, the change in fiscal parameters caused premium in life insurance to lag behind the high levels achieved in previous years. The fact that the Karlsruher Insurance Group was deconsolidated as at 1 October 2005 accentuated the decline in premium volume. In line with the market, growth in property-casualty insurance was marginal, due in particular to declining prices in motor insurance.

Group premium income

All figures in €bn	**2005**	2004	2003	2002	2001
Reinsurance	**22.3**	22.4	24.8	25.4	22.2
Primary insurance	**17.6**	17.5	17.6	16.6	15.7
Consolidation	**–1.7**	–1.8	–2.0	–2.0	–1.8
Total	**38.2**	**38.1**	**40.4**	**40.0**	**36.1**

Events after the balance sheet date

In December 2005, ERGO Versicherungsgruppe AG signed agreements with GFKL Financial Services AG under which the latter would acquire its majority stake in the ADA-HAS Group, an IT systems specialist. In the meantime, the governing bodies and cartel authorities have provided the formal approvals still outstanding when the agreements were signed, so that the sale will be completed in the current business year. ADA-HAS will continue to be our partner for IT issues.

Reinsurance

Burdens cushioned by successful basic property-casualty business
Excellent performance in life and health

The Munich Re Group operates in virtually all classes of reinsurance. We offer a full range of products – from traditional reinsurance to innovative solutions for risk assumption.
Our reinsurance business is divided between seven divisions: Life and Health; Europe 1; Europe 2 and Latin America; Asia, Australasia, Africa; North America; Corporate Underwriting/Global Clients; and Special and Financial Risks.

Marketing
As reinsurers, we write our business predominantly in direct collaboration with the primary insurers, but also via brokers. This includes business offered to us by industrial clients through their captives or risk retention groups (alternative market business), which we accept via Munich-American RiskPartners (MARP). ↗

Overview and important key figures
The past year impressively demonstrated the quality of our basic business, even though it was affected by certain burdens on the result. We had to strengthen the claims reserves of our US subsidiary American Re for past accident years by US$ 1.4bn net. Owing to the relief effect of €906m from the release of the IBNR provisions, however, the reserve strengthening reduced the Munich Re Group's operating result by €388m. The result was also impacted by the unusually strong Atlantic hurricanes. These two factors alone accounted for 2.6 and 15.4 percentage points of the combined ratio of 110.5% (98.9%), a figure far in excess of our planning for reinsurance. However, these burdens were largely offset by our excellent performance in the life and health segment and our very good investment result.

		2005	2004	2003	2002	2001
Gross premiums written:						
– Property-casualty	€m	**14,547**	14,857	17,919	18,884	16,296
– Life and health	€m	**7,811**	7,540	6,876	6,561	5,900
Loss ratio non-life	%	**82.0**	71.0	69.6	95.8	104.5
Thereof natural catastrophes	Percentage points	**17.7**	4.5	1.6	3.3	1.5
Expense ratio non-life	%	**28.5**	27.9	27.1	26.6	30.6
Combined ratio:						
– Non-life	%	**110.5**	98.9	96.7	122.4	135.1
Consolidated result in property-casualty	€m	**418**	1,234*	1,370	788	–1,203
Consolidated result in life and health	€m	**976**	432*	262	1,548	1,151

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

At €2,629m, the share of natural catastrophe losses in our total expenditure for major losses (€3,293m) was especially high in the business year ended. The exceptional number and severity of the hurricanes in the Gulf of Mexico made 2005 a record year for us in terms of insured natural catastrophe losses. This development, which began to manifest itself in 2004, confirmed our strategy of systematically refining our risk management in the Group.
In the year under review, we continued to gear our underwriting policy consistently to profitability. Although the favourable market environment led to an increased supply of reinsurance, we obtained attractive conditions for both new business and renewals. Claims-free treaties came under moderate price pressure. In loss-affected areas of property insurance, we raised prices across the board. Premiums for natural hazards rose above all in regions affected by losses. The substantial natural catastrophe losses served as a pertinent reminder of the necessity for risk-adequate prices, terms and conditions. We were thus able to improve the adequacy of our portfolio prices at generally stable conditions.

Result

The two reinsurance segments property-casualty and life and health accounted for €0.4bn (1.2bn) and €1.0bn (0.4bn) of the consolidated result respectively. Our overall result for reinsurance was thus 16.3% below that of the previous year.

The operating result of the property-casualty segment reflects the reserve increase at American Re and the considerably higher burden from natural catastrophes compared with business year 2004. Nevertheless, these two ↗ effects were largely offset by the solid result in basic business and high income from investments. In contrast to the operating result, the consolidated result in the property-casualty segment was additionally affected by tax expenditure incurred at Group level as a consequence of the reserve strengthening at American Re.

Despite the outstanding business experience in the life and health segment and the excellent investment result, our operating result for reinsurance dropped by 9.8% to €2.4bn (2.6bn).

Reinsurance result

All figures in €m	**2005**	2004	2003	2002	2001
Operating result	**2,384**	2,642*	2,606	1,639	–834
Consolidated result	**1,394**	1,666*	1,632	2,336	–52

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Hurricanes Katrina, Rita and Wilma left their mark on the combined ratios, in particular in the divisions Corporate Underwriting/Global Clients; North America; Europe 2 and Latin America; and Special and Financial Risks. The div- ↗ ision Europe 1 was not only affected by Winter Storm Erwin but above all by the floods in the German, Austrian and Swiss Alps in August 2005.

Combined ratio by division

All figures in %	**2005**	2004	2003	2002	2001
Life and Health*	**97.4**	98.9	97.8	104.4	113.9
Europe 1	**94.2**	89.1	96.5	117.7	106.7
Europe 2 and Latin America	**100.1**	98.5	96.6	96.4	115.3
Asia, Australasia, Africa	**95.0**	102.3	91.8	86.8	112.5
North America	**134.0**	119.3	99.1	168.1	156.8
Corporate Underwriting/Global Clients	**126.0**	94.0	98.0	120.8	160.4
Special and Financial Risks	**110.5**	78.9	92.9	116.5	140.9

*Figures for health reinsurance only.

Premium

Premium volume in 2005 fell by 0.2% to €22.3bn (22.4bn). With the euro down against most other important currencies, we recorded premium growth due to changes in exchange rates – in contrast to the previous year. Without these currency translation effects, our premium income would have been 0.9% lower. Approximately €15bn or 69% of premiums was written in foreign currency, of which 53% was in US dollars and 17% in pounds sterling. 31% of our premium volume was transacted in euros.

The main reasons for the decline in premium income were the continuation of our strictly risk-adequate underwriting policy and the scheduled termination of individual reinsurance treaties. Where prices or conditions were not commensurate with the risks, we refrained from renewing treaties or writing new business.

About 35% of our total premium income was attributable to life and health reinsurance and 65% to the property-casualty segment. While our selective underwriting policy had an adverse impact above all on premium income in property-casualty insurance, we experienced growth in the life and health segment, despite our high-level profitability requirements. This growth was largely due to the strong demand for private-provision products worldwide, a positive effect that is partially offset by the loss of large-volume business.

Gross premiums by segment

All figures in €m	**2005**	2004	2003	2002	2001
Life and health	**7,811**	7,540	6,876	6,561	5,900
Property-casualty	**14,547**	14,857	17,919	18,884	16,296
Total	**22,358**	**22,397**	**24,795**	**25,445**	**22,196**

Primary insurance

Health insurance strongest growth engine thanks to supplementary insurance products
Combined ratio again low at 93.1%
High investment result of €5.9bn thanks to favourable capital markets

The Group's primary insurers essentially comprise the ERGO Insurance Group, Europäische Reiseversicherung and the Watkins Syndicate. Until the fourth quarter, they also included the Karlruher Insurance Group. ↗ Together, they are active in nearly all branches of life, health, property and casualty insurance. Around 81% of their premium income derives from Germany. The remaining 19% stems above all from other European countries. The bulk of business is therefore transacted in euros.

Overview and important key figures

		2005	2004	2003	2002
Gross premiums written:					
– Property-casualty	€m	**5,242**	5,202	5,082	4,841
– Life and health	€m	**12,330**	12,324	12,558	11,752
Loss ratio property-casualty	%	**57.8**	57.5	60.2	62.7
Expense ratio property-casualty	%	**33.5**	33.8	35.4	36.4
Combined ratio property-casualty	%	**91.3**	91.3	95.6	99.1
Combined ratio legal expenses	%	**99.8**	98.9	99.2	101.8
Combined ratio property-casualty including legal expenses insurance	%	**93.1**	93.0	96.4	99.9
Consolidated result property-casualty	€m	**581**	292*	–131	–348
Consolidated result life and health	€m	**594**	25*	–960	–591

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Our primary insurers performed very well in the past year. The operating result improved by 242.9% to €1,519m (443m) compared with the good previous year, thanks to a pleasingly low number of losses and the very good investment result. All in all, the consolidated result grew by 270.7% to €1,175m (317m) and thus clearly exceeded our original expectations.

Gross premiums written were up 0.3% to €17.6bn (17.5bn), with health insurance accounting for most of this growth.

In the fourth quarter, we sold our majority stake in Karlsruher Lebensversicherung AG, the parent company of the Karlsruher Insurance Group, to Württembergische Lebensversicherung AG for €338m. The deconsolidation of the Karlsruher Insurance Group contributed approximately €120m after taxes on income to our consolidated result. The extensive restructuring of ERGO's management organisation reinforced our view that it would not make sense to integrate Karlsruher's sales channels, with their strong regional orientation, into ERGO's nationwide sales forces. In addition, in its existing form the Karlsruher Insurance Group was not large enough to subsist on its own in a market that is increasingly consolidating.

We considered the various bidders and concluded that Württembergische with its business concept and bid price was the most convincing.

Result

The two primary insurance segments property-casualty and life and health contributed €581m (292m) and €594m (25m) to the consolidated result. The overall result for primary insurance was thus 270.7% higher than in the previous year.

The operating result of the two segments climbed from €0.4bn to €1.5bn, a 242.9% increase. This was attributable to the favourable performance of the bond and equity markets, which we used to further reduce our shares in the financial sector.

Primary insurance result

All figures in €m	**2005**	2004	2003	2002	2001
Operating result	**1,519**	443*	–369	–895	463
Consolidated result	**1,175**	317*	–1,091	–959	561

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

In property-casualty insurance (including legal expenses insurance) the combined ratio of 93.1% (93.0%) was only marginally higher than the previous year's extremely low level but it was nevertheless well within our target of 95%. This is all the more pleasing given that there were several major losses. Loss frequency in motor insurance remained low.

Premium

Premium income developed positively especially in health insurance, where it increased by 7.8%. In life insurance, gross written premiums, which include savings premiums for unit-linked life insurance and capitalisation products (e.g. "Riester" pensions), rose somewhat more slowly than overall premium income. The growth of 0.8% in property-casualty business was on the same level as the market as a whole.

All in all, our primary insurers wrote premium income of €17.6bn (17.5bn), representing growth of 0.3%. The deconsolidation of the Karlsruher Insurance Group as at 1 October 2005 had an impact on the development of premium volume. If the Karlsruher Insurance Group had been included in the consolidated group for the whole year, growth would have been approximately 1.6 percentage points higher.

As in the previous year, the premium volume of our primary insurers accounts for about 46% of the Munich Re Group's total premium income.

Gross premiums overall in €bn
Status: 31 December 2005


2001
15.7
2002
16.6
2003
17.6
2004
17.5
2005
17.6

In the business year ended, our life insurers' premium income was down 4.5% to €7.4bn (7.8bn). As expected, new business remained 11.7% below the high level of the previous year, when policies were being purchased in anticipation of the change in fiscal parameters in 2005. ↗ The sale of unit-linked products was satisfactory, and life insurance products such as "Riester" pensions also sold better than planned.

Gross premiums in the life segment in €bn
Status: 31 December 2005


2001
7.1
2002
7.5
2003
8.0
2004
7.8
2005
7.4

Our health insurers' premium income showed a strong rise of 7.8% to €4.9bn (4.5bn). Price increases at the beginning of 2005, which had become necessary due to rising ↗ healthcare costs, strengthened growth in German business. Moreover, we achieved good results with supplementary insurance sales.

Gross premiums in the health segment in €bn
Status: 31 December 2005


2001
4.0
2002
4.2
2003
4.5
2004
4.5
2005
4.9

Premium income in property-casualty insurance, including legal expenses insurance, grew slightly by 0.8% to €5.3bn (5.2bn). Personal lines business expanded especially in liability and homeowners' insurance, whereas motor ↗ insurance declined. Adjusted to eliminate the effect of the sale of ERGO's subsidiary Nieuwe Hollandse Lloyd Verzekeringsgroep N.V. (NHL) as at 30 June 2005, premium growth amounted to 1.6%.

Gross premiums in the property-casualty segment in €bn
Status: 31 December 2005


2001
4.6
2002
4.8
2003
5.1
2004
5.2
2005
5.3

Asset management

Very good investment result of €10.8bn for the Munich Re Group
Further reduction of shareholdings in the banking and insurance sector
Increase in business with third-party institutional investors

Overview and important key figures

Around 94% of the assets under management derive from the Munich Re Group's own investments. The vast majority of these are managed by MEAG MUNICH ERGO AssetManagement GmbH, a 100% subsidiary of Munich Re and ERGO, while ERGO Trust GmbH for the most part develops and markets real estate products with an international orientation for Group companies and external investors. Together, MEAG and ERGO Trust had investments of €154.9bn (143.5bn) under management for the Group as at 31 December 2005. The other Group investments are managed by the units MEAG New York and MEAG Hong Kong and by the insurance companies of the Munich Re Group themselves.

At the same time, we also offer our expertise in asset management to partners outside the Group, thus tapping additional sources of earnings. As at 31 December 2005, therefore, MEAG Munich and ERGO Trust had investments of €10.2bn (12.8bn) under management for investors not belonging to the Group. ERGO Trust's concentration on the real estate sector and its resulting withdrawal from other financial investments led to a decline of the assets managed for third parties.

Assets under management

		2005	2004
Group's own investments	€bn	**168.6**	158.4
Third-party investments	€bn	**10.5**	13.2
Group asset management result	€m	**30**	–45*

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

After recording a loss of €45m in 2004, our asset management segment achieved a positive result again in the year under review, posting a profit of €30m.

With the formation of MEAG in 1999 and the related concentration of asset management within the Group, we created the basis for optimising the management of our Group's investments. In 2005, we further consolidated the Munich Re Group's asset management activities under MEAG: with effect from 21 June 2005 MRACM (Munich Re Asia Capital Management Ltd.) was renamed MEAG Hong Kong Ltd., whilst as from 15 July 2005 MRCM (Munich Re Capital Management Corp.) became MEAG New York Corporation. We will continue the bundling of our asset management operations in 2006 by merging the real estate activities of ERGO Trust GmbH and MEAG under the roof of MEAG in Munich. Our motivation is to take greater advantage of the opportunities offered by the international real estate markets for meeting the Munich Re Group's investment requirements and to systematically expand institutional third-party business.

Investment principles

We only make investments in assets from which we expect an appropriate return, at the same time attaching great importance to security, liquidity and diversification. We reduce currency risks by matching our expected liabilities with assets in the correlated currencies.

Besides this, the Munich Re Group keeps sufficiently liquid funds available to meet its payment obligations at all times. Finally, we take care that the maturities of our investments are geared to patterns of our liabilities.

Munich Re's investment strategy also takes account of sustainability criteria. One of the goals we have set ourselves is to ensure that 80% of our equities and corporate bonds are included in recognised sustainability indices. We have already surpassed this target. In the case of government bonds, we have achieved a gratifying rate of around 95% compliance in terms of the indices in question.

Development and structure of investments

As at 31 December 2005, the Munich Re Group's investments amounted to €177.2bn (178.1bn), down 0.5% on the previous year. The deconsolidation of the Karlsruher Insurance Group reduced Group investments by around €12bn compared with the previous year, especially in the area of fixed-interest securities. In our portfolio of non-fixed-interest securities, on the other hand, we recorded price gains. We invested the cash flows from underwriting business largely in fixed-interest securities and loans.

Investment mix

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**31.12. 2005**	31.12. 2004	**31.12. 2005**	31.12. 2004	**31.12. 2005**	31.12. 2004	**31.12. 2005**	31.12. 2004	**31.12. 2005**	31.12. 2004	**31.12. 2005**	31.12. 2004
Land and buildings, including buildings on third-party land	**663**	731	**759**	928	**4,169**	6,634	**179**	710	**28**	43	**5,798**	9,046
Investments in affiliated companies	**18**	14	**20**	16	**34**	45	**101**	69	**11**	14	**184**	158
Investments in associates	**64**	625	**175**	753	**451**	1,726	**400**	543	**38**	78	**1,128**	3,725
Loans	**74**	40	**68**	34	**23,192**	19,279	**1,444**	929	**17**	28	**24,795**	20,310
Other securities held to maturity	**–**	–	**–**	–	**432**	518	**13**	44	**–**	–	**445**	562
Other securities available for sale												
– Fixed-interest	**17,478**	15,230	**27,487**	24,707	**50,106**	57,791	**4,010**	4,533	**25**	9	**99,106**	102,270
– Non-fixed-interest	**5,883**	4,373	**6,912**	5,473	**10,198**	10,822	**2,345**	1,999	**8**	19	**25,346**	22,686
Other securities held for trading												
– Fixed-interest	**13**	–	**545**	–	**32**	61	**310**	290	**–**	–	**900**	351
– Non-fixed-interest	**–**	–	**4**	–	**–**	1	**5**	5	**–**	–	**9**	6
– Derivatives	**133**	54	**151**	61	**685**	185	**1**	–	**–**	–	**970**	300
Deposits retained on assumed reinsurance	**6,740**	6,554	**7,610**	7,778	**225**	191	**6**	7	**–**	–	**14,581**	14,530
Other investments	**321**	264	**539**	576	**638**	1,403	**276**	253	**705**	373	**2,479**	2,869
Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–	**1,430**	1,319	**–**	–	**–**	–	**1,430**	1,319
Total	**31,387**	**27,885**	**44,270**	**40,326**	**91,592**	**99,975**	**9,090**	**9,382**	**832**	**564**	**177,171**	**178,132**

*After elimination of intra-Group reinsurance across segments.

Financial situation

Analysis of our capital structure

Our primary insurance and reinsurance activities have a significant influence on the capital structure of the Munich Re Group. Investments on the assets side of the balance sheet mainly serve to cover underwriting provisions (74% of the balance sheet total). Equity (11% of the balance sheet total) and bonds classified as strategic debt (2% of the balance sheet total) are the most important funds (see chart).

Capital structure


Other liabilities 12.5%
Equity 11.3%
Bonds and subordinated liabilities 2.1%
Underwriting provisions 74.1%

Reinsurance business accounts for approximately 41% of underwriting provisions and primary insurance business for about 59%. As distinct from liabilities from loans and securities issued, we cannot foresee with certainty how high our liabilities from underwriting business will be and when they will occur. This is especially true in the case of reinsurance business. The payout pattern of the underwriting provisions varies from one segment to another and from one line of business to another. In property insurance, for instance, a major portion of the reserves is generally paid out after one year, whereas in life insurance substantial amounts are still due decades after the contracts were concluded. The currency distribution of our provisions reflects the global orientation of our Group. Besides the euro, our main currencies are the US dollar and pound sterling.

We ensure that our business is sufficiently capitalised at all times by monitoring the situation on an ongoing basis and taking suitable measures, which are dealt with in the section on capital management.

To optimise our capital position and reduce capital costs, we have not only employed internal forms of financing in previous years but have also used strategic debt, primarily in the form of subordinated and/or exchangeable bonds. In the year under review, the amount of new external funds acquired by the Munich Re Group was insignificant, as were extensions of credit lines. Outside capital reduced by €1,239m, mainly because we redeemed the Munich Reinsurance Company bonds exchangeable into Allianz AG shares.

At Group level, our capital structure remained largely unchanged in comparison with the previous year. Within the Group, however, some shifts occurred, as we increased the reserves of our US subsidiary American Re: we strengthened American Re's capital base by US$ 1.1bn in the third quarter and converted two intra-Group financing instruments granted to two intermediate holding companies totalling US$ 1.6bn (owing to de facto irrecoverability) into equity.

Since we are an international (re)insurance group, some of our funds are subject to restraints on disposal. For example, the supervisory authorities in some countries require foreign reinsurers to establish premium and reserve deposits with the primary insurer. As at the balance sheet date, investments totalling €4.9bn were subject to restraints on disposal. In addition, there were contingent liabilities. Off-balance-sheet financing measures do not play a significant role in the Munich Re Group.

Asset-liability management

The structure of our underwriting provisions and other liabilities is the basis for the Munich Re Group's investment strategy. The main focus of this strategy is asset-liability management, which is geared to ensuring that economic factors influence the value of our investments and the value of the underwriting reserves and liabilities in the same way. This stabilises our position with regard to capital market fluctuations. For this purpose, we reflect important features of the liabilities, such as maturity patterns, currency structures and inflation sensitivities, on the assets

side of the balance sheet. If, for instance, there is a strong rise in inflation, our nominal outflows as a result of claims payments increase significantly. This applies in particular to lines of business with long payout patterns, e.g. liability, as multi-period inflation rates accumulate here. To an increasing extent, we are endeavouring in our asset-liability management to structure our investment portfolio in such a way that inflows from investments increase in line with rising inflation rates.
To configure our asset-liability management as effectively as possible, we also use derivative financial instruments.

Capital management

In our capital management, we monitor the capital of the Munich Re Group on an ongoing basis. We thereby ensure at all times that

- the Munich Re Group's capitalisation is adequate but does not significantly exceed the required level,
- its financial strength is guaranteed even after the occurrence of large loss events,
- we fulfil the requirements of the insurance supervisory authorities, and
- we meet the criteria of the leading rating agencies.

The aim of our value-based management is that every investment permanently achieves a risk-adequate return. To limit fluctuations in results owing to major losses, we have also developed guidelines and limit systems for underwriters within the framework of our integrated risk management and corporate underwriting for the reinsurance companies. We protect the results and capital of the primary insurance companies against unacceptable fluctuations by means of suitable reinsurance covers.
Our internal risk model plays a central role in capital management. We use it to analyse how certain risk scenarios affect the results of the segments life and health, property-casualty and the investments of the reinsurance group. We determine our economic capital on the basis of the internal risk model data so that we are able to absorb two successive annual losses of a size only to be expected every 100 years. In the next step, the capital so determined is allocated proportionately to the individual divisional units on a proportional basis in line with the volatility of their business activities. The procedure we use in the primary insurance group is similar, but substantially affected by other steering aspects, as supervisory restrictions and clients' participation in surplus play a greater role in that field of business.
We regularly review the assumptions on which the internal risk model is based and adjust them as required.

Group solvency

The Munich Re Group is subject not only to the supervisory requirements applying to individual insurance companies but also to supervision at Group level. Munich Reinsurance Company as the parent has introduced suitable control methods and its reports to the German Federal Financial Supervisory Authority (BaFin) responsible for the Munich Re Group include supplementary aspects at Group level, such as shareholdings, consolidated financial data and intra-Group transactions.
Solvency in the case of insurance companies is generally understood to be the ability of an insurer to always meet the obligations assumed under its contracts. In concrete terms, this means an insurance company must fulfil specific minimum capital requirements. "Adjusted solvency" focuses on the prevention of multiple use of equity to cover risks from underwriting business at different levels of the Group hierarchy. To calculate the adjusted solvency, the minimum equity required for the volume of business (required solvency margin) is compared with the eligible equity actually available (actual solvency margin) on the basis of the IFRS consolidated financial statements. In determining the eligible capital elements, the IFRS equity is adjusted; specifically, it is increased by portions of the subordinated liabilities and reduced by intangible assets. The Munich Re Group's eligible capital is more than three times as high as that required by law.

Adjusted solvency

		2005	2004
Eligible capital of the Group	€bn	**24.5**	16.1
Adjusted solvency ratio	%	**326.1**	206.8

The increase in eligible capital is attributable to the fact that our shareholders' equity has risen by around €4bn and the Solvency Adjustment Ordinance has been improved. Since 1 January 2005, locally established claims equalisation provisions totalling just under €5bn, which are not allowed under IFRS, no longer have to be deducted from IFRS equity when determining eligible capital for solvency purposes.
All insurance companies in the Munich Re Group met their pertinent solvency requirements in the year under review.

Rating

Munich Re's financial strength is generally evaluated by the leading rating agencies as very positive, and our ratings remain at a high level. In 2005, our rating was adjusted as follows. In the first quarter, Moody's revised the outlook for our financial strength rating (Aa3 – Excellent) from negative to stable. In the third quarter, A. M. Best placed its rating for the Munich Re Group (A+ Superior) under review, while Fitch lowered our rating from AA to AA– (Very strong). ↗

In the fourth quarter, A. M. Best took the Munich Re Group off the watch list and lowered its outlook from stable to negative.
The rating agencies A. M. Best, Fitch and Moody's put Munich Re in their second-best category for financial strength, and Standard & Poor's placed us in its third-best category. The Munich Re Group's market position, expertise and capitalisation are cited by the rating agencies as its particular strengths. Given the tough competition in the reinsurance markets, however, Munich Re's ability to sustain the strong increase in earnings was still seen critically.

Financial strength ratings for the Munich Re Group

Rating agency	Rating	Outlook
A.M. Best	A+ (Superior)	Negative
Fitch	AA– (Very strong)	Stable
Moody's	Aa3 (Excellent)	Stable
Standard & Poor's	A+ (Strong)	Stable

The ratings for our subsidiaries on 22 February 2006 at a glance:

Reinsurance group

	A.M. Best	Fitch	Moody's	S&P
American Alternative Insurance Corporation	A			A+
American Re-Insurance Company	A	AA–	Aa3	A+
Great Lakes Reinsurance (UK) PLC	A+			A+
Münchener Rück Italia	A+			A+
Munich American Reassurance Company	A+			A+
Munich Reinsurance Company of Africa				A–
Munich Reinsurance Company of Australasia	A+			A+
Munich Reinsurance Company of Canada	A+			A+
New Reinsurance Company	A+			A+
Princeton Excess and Surplus Lines Insurance Company	A			A+
Temple Insurance Company	A			

Primary insurance group

	A.M. Best	Fitch	Moody's	S&P
D.A.S. Legal Insurance Co. Ltd.				A
DKV Deutsche Krankenversicherung Aktiengesellschaft		A+		A+
ERGO Previdenza SpA		A		
Hamburg-Mannheimer Sachversicherungs-AG				A+
Hamburg-Mannheimer Versicherungs-Aktien-Gesellschaft		A+	Aa3	A+
KarstadtQuelle Lebensversicherung Aktiengesellschaft				BBB+
VICTORIA Lebensversicherung Aktiengesellschaft		A+	Aa3	A+
VICTORIA Versicherung Aktiengesellschaft				A+

Notes and debentures

The notes and debentures issued by our Group are rated as follows:

	A.M. Best	Fitch	Moody's	S&P
Munich Re Finance B.V., 6.75%, €3.0bn, Subordinated Bonds 2003/2023	a	A	A2	A–
Munich Re Finance B.V., 7.625%, £300m, Subordinated Bonds 2003/2028	a	A	A2	A–
American Re Corporation, 7.45%, US$ 500m, Senior Notes 1996/2026	bbb		A2	BBB+
ERGO International AG, 0.75%, €345m, Bonds Exchangeable into Sanofi-Aventis S.A. Shares 2001/2006		A–		A–
ERGO International AG, 2.25%, €345m, Bonds Exchangeable into E.ON AG Shares 2001/2006		A–		A–

Corporate governance

Corporate governance as an ongoing process
Taking account of national features

How we view corporate governance
Corporate governance stands for a form of responsible company management and control geared to long-term creation of value. Of particular importance to us in this context are the promotion of shareholders' interests, efficient practices on the Board of Management and Supervisory Board, good collaboration between these bodies, and corporate communications that are open and transparent both internally and externally.
We see corporate governance as an ongoing process, whose rules must not only be clearly stated but also lived out in practice. Major contributors to ensuring this are Internal Auditing, Risk Management and the Compliance Office.

What rules apply to Munich Re?
With its international organisation, the Munich Re Group has to consider corporate governance rules in different national legal systems. Clearly, we observe not only the respective national standards but also internationally recognised best practices. In Germany, where Munich Re has its registered seat, corporate governance rules are laid down above all in the German Stock Companies Act, the German Co-Determination Act and the German Corporate Governance Code. The latter, which entered into force in 2002 and has since been amended several times, contains the main legal rules that must be observed by German listed companies. In addition, it includes recommendations and proposals based on nationally and international recognised standards of good and responsible management. Every year, Munich Re's Board of Management and Supervisory Board publish a declaration stating how far the Code's recommendations have been complied with.

Overview of corporate legal structure
Munich Re is a joint-stock company ("Aktiengesellschaft") within the meaning of the German Stock Companies Act. As prescribed by the Act, it has three governing bodies: the Board of Management, the Supervisory Board and the Annual General Meeting.

The Board of Management is responsible for managing the Company and representing it vis-à-vis third parties. It reports regularly to the Supervisory Board. Certain types of transaction, such as investments of substantial size, generally require the Supervisory Board's consent.
The members of the Board of Management are appointed by the Supervisory Board and may be dismissed by the latter at any time for good cause. On initial appointment, members of the Board of Management are usually given contracts for a term of between three and five years. One or more extensions of up to five years each are possible.
Rules of procedure issued by the Supervisory Board determine the distribution of responsibilities and cooperation on the Board of Management. At the end of 2005, the Board of Management set up two committees from amongst its ranks – one for Group operations and the other for reinsurance operations – in order to enhance the efficiency of its work.
The Supervisory Board monitors the Board of Management and gives counsel where appropriate. Certain transactions, such as major investments or capital measures, require its approval, but it is not authorised to execute management measures. The Supervisory Board also appoints the external auditor. Remuneration of the members of the Supervisory Board is regulated in the Articles of Association, i.e. is determined by the shareholders.
In compliance with the law and the company's Articles of Association, Munich Re's Supervisory Board has a total of 20 members. Half of these are elected representatives of the employees. The other ten members are elected by the Annual General Meeting.
Munich Re's Supervisory Board has four committees: the Standing Committee, the Personnel Committee, the Audit Committee and the Conference Committee.

Annual General Meeting
At Munich Re's AGM, the principle of "one share, one vote" applies. Shareholders may exercise their voting rights personally or authorise a proxy appointed in writing, a bank or a shareholders' association to cast their votes. Munich Re also offers its shareholders the opportunity to have their voting rights exercised in accordance with their personal instructions by one of the proxies nominated by the Company.

Taking due account of differences

The legal framework for corporate governance rules varies from country to country. A standard that incorporates "good" corporate governance in one legal system may contravene mandatory law in another, where its observance by a company would be deemed "bad" corporate governance. Despite the fact that there are now numerous international best practices, national law always needs to be considered as well when assessing a company's corporate governance. Here are two related examples:
German joint-stock companies have two boards, the Board of Management and the Supervisory Board, which are strictly separate bodies. The Board of Management manages the company and conducts its business; the Supervisory Board monitors and advises the Board of Management. It is not possible to be a member of both bodies.
By contrast, Anglo-American companies in particular have only one board, meaning that both management and monitoring are performed by the same body. This explains the special attention Anglo-American investors pay to whether a company's audit committee has members who are non-executive directors. As Munich Re's Supervisory Board (and consequently the latter's committees) are not allowed to contain any members of the Board of Management, we naturally fulfil this criterion.
The German Co-Determination Act mandatorily determines the composition of Munich Re's Supervisory Board. Half of the members of the Supervisory Board are representatives of the shareholders and half are employee representatives, elected by the staff. The Chairman – who has a second, casting vote in the event of voting on the Supervisory Board ending in a tie – is generally one of the shareholder representatives. In the Anglo-American legal sphere, there is no comparable form of co-determination. The US Securities and Exchange Commission nevertheless recognises that employee representatives on the Supervisory Board of a German joint-stock company make a valuable contribution to providing an independent check on management (SEC in Final Rule Relating to Listed Company Audit Committees, p. 18802).

Corporate governance topics in 2005

One topic that had dominated public debate in Germany in 2004 was the individualised disclosure of remuneration paid to management boards. In summer 2005, a law on the disclosure of management board remuneration (VorstOG) was passed in Germany. Under this law, the remuneration of the Board of Management will have to be published in individualised form as from 2007 for the business year 2006. Munich Re will comply with this provision. The Board of Management and Supervisory Board will not be seeking a resolution from the Annual General Meeting that allows for an opt-out from individualised disclosure.
As stated in our annual report for 2004, we have found it disquieting how far the important topic of corporate governance has been reduced to the question of individualised disclosure of board compensation. On mature reflection, the Board of Management has therefore again decided against publication in this form because it does not consider such disclosure to be appropriate. The remuneration report provides details of how much the Board of Management as a whole earned in the business year 2005, broken down according to the different remuneration components. By giving such information as a clear overview of individual components and their weighting, fringe benefits, pension entitlements and reserves, we show the structure of the compensation system in great detail. Even without individualised disclosure, Munich Re thus informs investors and shareholders objectively and extensively, enabling them in their investment decisions to assess the relationship between the Board of Management's performance and compensation on the basis of the details they receive regarding the Board of Management as a collegial body.
Last year, too, the Supervisory Board reviewed the efficiency of its activities. This showed that the efficiency enhancement measures decided on in previous years had been effective. Despite some room for improvement in the details, the form, content and timing of reports from the Board of Management to the Supervisory Board, and the flow of information between the committees and the full Supervisory Board were assessed as generally positive and efficient.

Recommendations and suggestions of the German Corporate Governance Code

In November 2005, the Board of Management and the Supervisory Board published the following declaration of compliance, in accordance with Section 161 of the German Stock Companies Act:

"Between the last declaration of compliance in December 2004 and 20 July 2005, Munich Re fulfilled the recommendations of the Government Commission's German Code of Corporate Governance in the version of 21 May 2003, with the exception stated below. Since 21 July 2005, Munich Re has fulfilled the recommendations of the Government Commission's German Code of Corporate Governance in the version of 2 June 2005 (published on 20 July 2005) and will continue to fulfil these recommendations, with the exception stated below:

- Item 4.2.4 sentence 2
  For the business year 2004, the remuneration of the members of Munich Re's Board of Management was shown in detail for the whole Board in the notes to the consolidated financial statements, broken down according to fixed compensation, performance-related components and components with long-term incentive effect, although not individualised as recommended by the German Code of Corporate Governance. For the business year 2005, too, the Board of Management's remuneration will be published in detail for the whole Board but not individualised."

In summary, Munich Re again complies with all the recommendations of the German Corporate Governance Code, with only one exception.

Likewise, Munich Re complies with all the suggestions of the German Corporate Governance Code with only one exception. This concerns item 5.4.7 para. 2 sentence 2 of the Code, which suggests that the result-related remuneration of members of the Supervisory Board should include components based on the company's long-term performance. We consider that a convincing remuneration model for this is still lacking and that our remuneration model, approved by the Annual General Meeting in 2005, is a good solution in terms of corporate governance aspects.

Prospects

Adherence to "profitability before growth" strategy
New target: Return on risk-adjusted capital (RORAC) of 15%

There is a growing tendency among some capital market players to sue companies in connection with statements they have published on future development, a trend that involves considerable loss potential for the companies concerned and for their other shareholders. This practice inevitably affects transparency, as many companies tend to be reluctant about the information they give on future business performance and disclose only what is required by law.
For this reason, we wish to emphasise the following: predictions about the forthcoming development of our Group are based primarily on planning figures, forecasts and expectations. Consequently, the following assessment of the Munich Re Group's development merely reflects our assumptions and views. It follows that we cannot accept any responsibility or liability in the event that they are not realised in part or in full.

Overview

In primary insurance and reinsurance, we will adhere to our "profitability before growth" strategy in the years to come.
In reinsurance, we will continue to focus on adequate prices and wordings. There is no alternative to profitable underwriting and active risk diversification. It is the only way we can create added value for our shareholders and clients alike.
Primary insurance, especially the life and health segment, is going through a period of change. The public's need for care and provision is rising and increasingly needs to be funded privately, as state social security systems throughout Europe are being scaled back. This opens up major opportunities in the medium and long term for our life, health and personal accident insurers. The changes in the legal parameters already underway or still in the pipeline – e.g. the fiscal treatment of life insurance or the debate on a reform of the German state health insurance system – entail certain risks. With their products, however, our companies are well prepared for the future.

Our successful performance in 2005 and the gratifying trend of the past two years are proof that we are on the right track with our strictly profit-based corporate policy. The exceptionally high burden from natural catastrophes and the reserve strengthening at American Re on the one hand and an especially good investment result on the other may tend to mask the fact that we actually slightly exceeded our target by achieving a profit for the year of over €2.7bn and a return on equity of 12.3% in 2005. As specified in the section "What we aim to achieve", our targets for 2006 have been developed further, taking into account the extent of the risks we assume. The goal for the Group is a return on risk-adjusted capital (RORAC) of 15% which, on the basis of our situation at the turn of the year 2005/2006, is equivalent to a consolidated profit for the year of between €2.6bn and €2.8bn. Details on our corporate steering systems and in particular on our new RORAC target figure are provided on page 21ff.
We remain committed to active capital management and a shareholder-friendly dividend policy. The Board of Management and Supervisory Board will propose at the Annual General Meeting that the dividend per share be increased by €1.10 to €3.10, thus enabling our shareholders to participate in Munich Re's good result.

Development of the Munich Re Group

Reinsurance

As expected, the renewals at 1 January 2006, which involved approximately 66% of our property-casualty business, went well. In property reinsurance and offshore energy business, prices for natural catastrophe covers in some cases rose significantly in the wake of the 2005 hurricane season, with especially steep increases for loss-affected treaties and the coastal regions of the USA and the Caribbean.
We do not anticipate any shortages in reinsurance capacity. On the contrary, the attractive price levels are likely to give rise to greater competition from new reinsurers specialised in stop-loss covers.

In classes of business and markets not directly affected by catastrophe losses, prices, terms and conditions have largely remained stable at a high level, with a slight upward trend.
For the forthcoming renewals on 1 April 2006 (Japan and Korea) and 1 July 2006 (parts of the US market, Australia and Latin America), we expect a similarly stable environment to that prevailing on 1 January 2006.
The reinsurance of natural hazards will continue to be a significant part of our business. With Atlantic cyclones becoming potentially more frequent and more extreme, we must be prepared for further high burdens in future. However, we consider these risks insurable, provided prices, terms and conditions remain commensurate with the risk.
In life reinsurance, the strong growth of the past few years is unlikely to be repeated. We expect that premium rates will remain stable or rise slightly. At present, a host of opportunities for growth in various business models is opening up worldwide in the health segment. To tap these opportunities in primary insurance and reinsurance, Munich Re and DKV will work together more closely in specific foreign markets.
Provided there are no strong shifts in exchange rates, reinsurance should record gross premiums of between €22bn and €23bn overall in 2006, which is roughly equivalent to the previous year's level. We expect a combined ratio of less than 97% in property-casualty and health reinsurance. Altogether, we anticipate a profit for the year in reinsurance in the range of €2.1–2.3bn.

Primary insurance

Recent developments in the individual segments are likely to continue in the next few years: in life insurance, we consider that there will be increased demand for private-provision products. The trends towards pension insurance products will probably be maintained. On top of this, we expect a further rise in the sale of "Riester" pension products qualifying for subsidisation. With demand for private provision growing, sales of supplementary health insurances should continue to develop positively. It may be assumed that the ongoing political debate about a restructuring of the German health insurance system will lead to further uncertainty in the area of comprehensive health cover in 2006. Even if the ramifications of such reforms are not yet foreseeable, the uncertainty is curbing the dynamics that would normally be present in this segment.
In the property-casualty segment, overall economic development will again not provide any strong impulses. For this reason and because of consistent adherence to our profit-oriented underwriting policy, our premium volume will not experience more than a modest rise. In other words, we are prepared to sacrifice premium volume for the sake of profit. This will be most significant in the fiercely competitive German motor insurance market.
In legal expenses insurance, we see medium-term opportunities in the field of legal advice, which is increasingly being offered as a supplement to purely financial coverage.
All in all, we expect gross premiums written for 2006 to total between €16.5bn and €17.0bn in primary insurance, which in addition to ERGO Insurance Group essentially comprises Europäische Reiseversicherung and the Watkins Syndicate. Adjusted for the sale of the Karlsruher Insurance Group, our premium income is therefore likely to remain stable. At the same time, we assume that the combined ratio will remain below 95%. We aim to achieve a profit for the year in the range of €600m to €700m.

Asset management

The current investment environment is in a pronounced low-interest-rate phase, the end of which is still not in sight. For this reason, the primary insurers in the Munich Re Group in particular have extended the terms of their fixed-interest securities in recent years to benefit from the higher interest rates. If interest rates remain low, however, fixed-interest securities (which make up the lion's share of our investments) will not earn the same regular income as in previous years.
We strongly gear the composition of our investment portfolio to the structure of our liabilities as well as reserves, and this asset-liability management also takes into account the guarantees and options granted to policyholders in our life insurance business. With our clients and shareholders in mind, we have hedged against sustained low-interest scenarios using interest-rate derivatives in order to secure the interest rates guaranteed on savings premiums.

If interest rates were to rise, we would suffer price losses in our fixed-interest securities: in the case of the fixed-interest securities accounted for at market value, this would cause our equity to decrease. We consider the resultant hazards to be low, in particular since these assets match long-term liabilities that would likewise fall in value economically even though their carrying amount in accordance with the valid accounting rules would not decrease.
The prices of European and US shares developed positively in the past three years, although the volatility of the stock markets has increased since mid-2005. Given the risks described, we will, if required, further reduce our equity exposure, currently at 13.4% of total investments on a market-value basis, after taking hedging transactions into account.
In 2005, we consistently pursued our strategy of reducing the historically evolved concentration of our investments in the German financial services sector and will continue to actively diversify our investment risks.
By achieving a 5.9% return on investment in the past business year, we again exceeded our target of 4.5%. For the coming year, we do not think comparably high realised capital gains will be possible, and therefore aim for a 4.5% target for our Group companies' investments. This would amount to an investment result in the range of €7.8–8.0bn (which will be credited to the segment results in primary insurance and reinsurance).
MEAG intends to selectively extend business with private and institutional investors. It will also offer more guaranteed and portfolio protection products to meet investors' increased need for more security. Private provision for old age continues to be a crucial topic. Here, MEAG is planning to market new retail products in the form of special savings plans to support private provision.

Result and premium of the Munich Re Group

If exchange rates remain steady, we expect gross premiums written for 2006 in primary insurance and reinsurance to total between €37bn and €38bn (consolidated) and thus to attain last year's level, adjusted for the sale of the Karlsruher Insurance Group. Proceeding on the basis of statistically expectable claims experience, we project a combined ratio of less than 97% in property-casualty and health reinsurance and of less than 95% in property-casualty primary insurance. In life primary and reinsurance business and in health primary insurance, we aim to achieve EEV earnings in the range of 8–9%, in relation to the value of the business in force at the beginning of the year. In the investment sector, we anticipate a result equivalent to 4.5% of the average market values of the investments.
Overall, our goal for the business year 2006 is a return on risk-adjusted capital (RORAC) of 15%, which on the basis of our situation at the turn of the year 2005/2006, is equivalent to a consolidated profit for the year of between €2.6bn and €2.8bn.
These are ambitious yet achievable goals. Our shareholders will continue to participate in Munich Re's success: for the coming business years we plan to pay out at least 25% of the IFRS consolidated result as dividends.

Consolidated financial statements (excerpt)
Consolidated balance sheet as at 31 December 2005

Assets				Prev. year		Change
	€m	€m	€m	€m	€m	%
A. Intangible assets						
I. Goodwill		3,264		3,144	120	3.8
II. Other intangible assets		1,036		1,243	–207	–16.7
			4,300	4,387	–87	–2.0
B. Investments						
I. Land and buildings, including buildings on third-party land		5,798		9,046	–3,248	–35.9
II. Investments in affiliated companies and associates		1,312		3,883	–2,571	–66.2
III. Loans		24,795		20,310	4,485	22.1
IV. Other securities						
1. Held to maturity	445			562	–117	–20.8
2. Available for sale	124,452			124,956	–504	–0.4
3. Held for trading	1,879			657	1,222	186.0
		126,776		126,175	601	0.5
V. Deposits retained on assumed reinsurance		14,581		14,530	51	0.4
VI. Other investments		2,479		2,869	–390	–13.6
			175,741	176,813	–1,072	–0.6
C. Investments for the benefit of life insurance policyholders who bear the investment risk			1,430	1,319	111	8.4
D. Ceded share of underwriting provisions			7,980	6,964	1,016	14.6
E. Receivables			9,707	8,683	1,024	11.8
F. Cash with banks, cheques and cash in hand			2,337	2,027	310	15.3
G. Deferred acquisition costs						
– Gross		8,222		8,450	-228	–2.7
– Ceded		98		54	44	81.5
– Net			8,124	8,396	–272	–3.2
H. Deferred tax assets			5,056	4,326	730	16.9
I. Other assets			3,964	1,876	2,088	111.3
Total assets			**218,639**	**214,791**	**3,848**	**1.8**

Equity and liabilities			Prev. year		Change
	€m	€m	€m	€m	%
A. Equity					
I. Issued capital and capital reserve	**7,388**		7,388	–	–
II. Retained earnings	**8,021**		7,018	1,003	14.3
III. Other reserves	**6,110**		3,957	2,153	54.4
IV. Consolidated profit attributable to Munich Re equity holders	**2,671**		1,833	838	45.7
V. Minority interests	**463**		448*	15	3.3
		24,653	20,644*	4,009	19.4
B. Subordinated liabilities		**3,408**	3,393	15	0.4
C. Gross underwriting provisions					
I. Unearned premiums	**6,153**		5,874	279	4.7
II. Provision for future policy benefits	**94,445**		101,926	–7,481	–7.3
III. Provision for outstanding claims	**49,380**		42,839	6,541	15.3
IV. Other underwriting provisions	**10,551**		9,324	1,227	13.2
		160,529	159,963	566	0.4
D. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders		**1,516**	1,328	188	14.2
E. Other accrued liabilities		**4,555**	3,450	1,105	32.0
F. Liabilities					
I. Notes and debentures	**1,097**		2,242	–1,145	–51.1
II. Deposits retained on ceded business	**3,392**		2,900	492	17.0
III. Other liabilities	**12,288**		13,830*	–1,542	–11.1
		16,777	18,972*	–2,195	–11.6
G. Deferred tax liabilities		**7,201**	7,041	160	2.3
Total equity and liabilities		**218,639**	**214,791**	**3,848**	**1.8**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Consolidated income statement for the business year 2005

Items				Prev. year (adjusted)*		Change
	€m	€m	€m	€m	€m	%
Gross premiums written	**38,199**			38,071	128	0.3
1. Earned premiums						
– Gross	**38,251**			38,288	–37	–0.1
– Ceded	**2,041**			1,754	287	16.4
– Net		**36,210**		36,534	–324	–0.9
2. Investment result		**10,818**		8,041	2,777	34.5
Thereof:						
– Income from associates		**1,131**		–331	1,462	–
3. Other income		**1,465**		1,116	349	31.3
Total income (1–3)			**48,493**	45,691	2,802	6.1
4. Expenses for claims and benefits						
– Gross	**35,559**			32,546	3,013	9.3
– Ceded	**2,208**			910	1,298	142.6
– Net		**33,351**		31,636	1,715	5.4
5. Operating expenses						
– Gross	**9,611**			9,312	299	3.2
– Ceded	**444**			465	–21	–4.5
– Net		**9,167**		8,847	320	3.6
6. Other expenses		**1,838**		1,839	–1	–0.1
Total expenses (4–6)			**44,356**	42,322	2,034	4.8
7. Result before amortisation and impairment losses of goodwill			**4,137**	3,369	768	22.8
8. Amortisation and impairment losses of goodwill			**7**	344	–337	–98.0
9. Operating result			**4,130**	3,025	1,105	36.5
10. Finance costs			**378**	426	–48	–11.3
11. Taxes on income			**1,009**	712	297	41.7
12. Consolidated result			**2,743**	1,887	856	45.4
Thereof:						
– Attributable to Munich Re equity holders			**2,671**	1,833	838	45.7
– Attributable to minority interests			**72**	54	18	33.3
			€	€	€	%
Earnings per share			**11.70**	8.01	3.69	46.1

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Group statement of changes in equity

All figures in €m	Equity attributable to Munich Re equity holders								Minority interests*	Total equity*
	Issued capital	Capital reserve	Retained earnings			Other reserves		Consolidated result		
			Retained earnings before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2004	**588**	**6,800**	**7,176**	**–158**	**4,621**	**–674**	**10**	**1,833**	**448**	**20,644**
Currency translation	–	–	–	–	–	650	–	–	1	651
Allocation to retained earnings	–	–	1,376	–	–	–	–	–1,376	–	–
Change in consolidated group	–	–	–94	–	–49	–	–	–	6	–137
Change resulting from valuation at equity	–	–	–62	–	–98	–	–	–	3	–157
Unrealised gains and losses on investments	–	–	–	–	1,654	–	–	–	3	1,657
Consolidated result	–	–	–	–	–	–	–	2,671	72	2,743
Dividend	–	–	–	–	–	–	–	–457	–	–457
Effects pursuant to IAS 8	–	–	–59	–	–	–	–	–	–14	–73
Share buy-backs	–	–	–	–43	–	–	–	–	–	–43
Changes from cash flow hedges	–	–	–	–	–	–	–4	–	–	–4
Other changes	–	–	–115	–	–	–	–	–	–56	–171
Status at 31.12.2005	**588**	**6,800**	**8,222**	**–201**	**6,128**	**–24**	**6**	**2,671**	**463**	**24,653**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

The increase in the unrealised gains and losses recognised in equity of €1,657m comprises €2,972m (1,545m) in allocations and €1,315m (1,511m) in withdrawals, without impact on profit or loss in both cases.

Segment reporting

Assets	Reinsurance			
	Life and health		Property-casualty	
	31.12.2005 €m	Prev. year €m	31.12.2005 €m	Prev. year €m
A. Intangible assets	**267**	239	**1,374**	1,206
B. Investments				
I. Land and buildings, including buildings on third-party land	**663**	731	**759**	928
II. Investments in affiliated companies and associates	**2,910**	3,449	**3,238**	3,842
III. Loans	**310**	244	**323**	258
IV. Other securities				
1. Held to maturity	–	–	–	–
2. Available for sale	**23,361**	19,603	**34,399**	30,180
3. Held for trading	**146**	54	**700**	61
	23,507	19,657	**35,099**	30,241
V. Deposits retained on assumed reinsurance	**9,089**	9,685	**10,205**	11,314
VI. Other investments	**321**	264	**539**	576
	36,800	34,030	**50,163**	47,159
C. Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–
D. Ceded share of underwriting provisions	**1,647**	1,403	**4,077**	3,483
E. Other segment assets	**6,179**	4,720	**10,402**	9,173
Total segment assets	**44,893**	**40,392**	**66,016**	**61,021**

The Munich Re Group's segment reporting is based on IAS 14 and the principles of German Accounting Standard No. 3 (DRS 3) issued by the German Standards Board (DSR). This has been supplemented by the requirements of DRS 3–20, which applies specifically to insurance companies.
In accordance with the recommendations of the DSR, we have made the primary segmentation between the fields of reinsurance, primary insurance (each broken down into life and health and property-casualty) and asset management.

The individual fields of business are shown after consolidation of internal transactions within the individual field but before consolidation across segments. This is shown separately in the "consolidation column".
Goodwill has been allocated to the segment of the respective subsidiary.

	Primary insurance				Asset management		Consolidation		Total	
	Life and health		Property-casualty							
	31.12.2005 €m	Prev. year €m	**31.12.2005 €m**	Prev. year €m	**31.12.2005 €m**	Prev. year €m	**31.12.2005 €m**	Prev. year €m	**31.12.2005 €m**	Prev. year €m
	1,748	1,961	**929**	1,014	**6**	5	**–24**	–38	**4,300**	4,387
	4,170	6,642	**179**	710	**28**	43	**–1**	–8	**5,798**	9,046
	994	3,009	**3,506**	3,361	**95**	119	**–9,431**	–9,897	**1,312**	3,883
	24,808	20,893	**1,514**	1,011	**151**	185	**–2,311**	–2,281	**24,795**	20,310
	432	518	**13**	44	**–**	–	**–**	–	**445**	562
	60,304	68,613	**6,385**	6,532	**33**	28	**–30**	–	**124,452**	124,956
	717	247	**316**	295	**–**	–	**–**	–	**1,879**	657
	61,453	69,378	**6,714**	6,871	**33**	28	**–30**	–	**126,776**	126,175
	229	194	**18**	137	**–**	–	**–4,960**	–6,800	**14,581**	14,530
	638	1,403	**276**	253	**705**	373	**–**	–	**2,479**	2,869
	92,292	101,519	**12,207**	12,343	**1,012**	748	**–16,733**	–18,986	**175,741**	176,813
	1,430	1,319	**–**	–	**–**	–	**–**	–	**1,430**	1,319
	6,817	8,756	**1,701**	1,529	**–**	–	**–6,262**	–8,207	**7,980**	6,964
	11,095	10,001	**3,914**	2,801	**205**	183	**–2,607**	–1,570	**29,188**	25,308
	113,382	**123,556**	**18,751**	**17,687**	**1,223**	**936**	**–25,626**	**–28,801**	**218,639**	**214,791**

Segment reporting

Equity and liabilities

				Reinsurance
	Life and health		Property-casualy	
	31.12.2005 €m	Prev. year €m	**31.12.2005 €m**	Prev. year €m
A. Subordinated liabilities	**1,453**	1,453	**1,561**	1,587
B. Gross underwriting provisions				
I. Unearned premiums	**209**	230	**4,865**	4,571
II. Provision for future policy benefits	**18,675**	19,468	**702**	642
III. Provision for outstanding claims	**5,493**	5,238	**38,080**	31,988
IV. Other underwriting provisions	**888**	722	**190**	214
	25,265	25,658	**43,837**	37,415
C. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders	–	–	–	–
D. Other accrued liabilities	**712**	300	**1,327**	785
E. Other segment liabilities	**3,807**	3,154*	**8,397**	9,337*
Total segment liabilities	**31,237**	**30,565**	**55,122**	**49,124**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
31.12.2005 €m	Prev. year €m	31.12.2005 €m	Prev. year €m	31.12.2005 €m	Prev. year €m	31.12.2005 €m	Prev. year €m	31.12.2005 €m	Prev. year €m
19	–	404	353	–	–	–29	–	3,408	3,393
86	79	1,221	1,208	–	–	–228	–214	6,153	5,874
79,647	88,155	224	278	–	–	–4,803	–6,617	94,445	101,926
1,993	2,010	4,765	4,637	–	–	–951	–1,034	49,380	42,839
9,686	8,604	104	108	–	–	–317	–324	10,551	9,324
91,412	98,848	6,314	6,231	–	–	–6,299	–8,189	160,529	159,963
1,516	1,343	–	–	–	–	–	–15	1,516	1,328
1,175	1,024	1,355	1,287	65	84	–79	–30	4,555	3,450
14,698	17,735*	5,319	5,224*	1,035	773*	–9,278	–10,210*	23,978	26,013*
108,820	118,950	13,392	13,095	1,100	857	–15,685	–18,444	193,986	194,147
						Equity		24,653	20,644
						Total equity and liabilities		218,639	214,791

Segment reporting

Income statement

	Reinsurance			
	Life and health		Property-casualty	
	2005	Prev. year (adjusted)*	**2005**	Prev. year (adjusted)*
	€m	€m	**€m**	€m
Gross premiums written	**7,811**	7,540	**14,547**	14,857
Thereof:				
– From insurance transactions with other segments	**859**	957	**848**	869
– From insurance transactions with external third parties	**6,952**	6,583	**13,699**	13,988
1. Earned premiums				
– Gross	**7,852**	7,575	**14,643**	15,131
– Ceded	**456**	281	**1,078**	950
– Net	**7,396**	7,294	**13,565**	14,181
2. Investment result	**1,897**	1,431	**2,859**	2,166
Thereof:				
– Income from associates	**51**	–24	**208**	–87
3. Other income	**272**	125	**487**	350
Total income (1–3)	**9,565**	8,850	**16,911**	16,697
4. Expenses for claims and benefits				
– Gross	**6,358**	6,264	**12,490**	10,651
– Ceded	**354**	20	**1,145**	473
– Net	**6,004**	6,244	**11,345**	10,178
5. Operating expenses				
– Gross	**2,315**	1,836	**4,089**	4,054
– Ceded	**87**	148	**262**	197
– Net	**2,228**	1,688	**3,827**	3,857
6. Other expenses	**229**	214	**459**	624
Total expenses (4–6)	**8,461**	8,146	**15,631**	14,659
7. Result before amortisation and impairment losses of goodwill	**1,104**	704	**1,280**	2,038
8. Amortisation and impairment losses of goodwill	**–**	6	**–**	94
9. Operating result	**1,104**	698	**1,280**	1,944
10. Finance costs	**80**	106	**212**	255
11. Taxes on income	**48**	160	**650**	455
12. Consolidated result	**976**	**432**	**418**	**1,234**
Thereof				
– Attributable to Munich Re equity holders	**976**	**432**	**418**	**1,229**
– Attributable to minority interests	**–**	**–**	**–**	**5**

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

The ERGO Insurance Group has concluded profit-transfer agreements with nearly all of its German insurance companies. In our segment reporting, expenditure incurred as a result of profit transfer is deemed appropriation of net income. The segments are thus adjusted to eliminate these expenses, the elimination being carried out in the consolidation column.

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
2005	Prev. year (adjusted)*	2005	Prev. year (adjusted)*	2005	Prev. year (adjusted)*	2005	Prev. year (adjusted)*	2005	Prev. year (adjusted)*
€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
12,330	12,324	**5,242**	5,202	–	–	**–1,731**	–1,852	**38,199**	38,071
1	2	**23**	24	–	–	**–1,731**	–1,852	–	–
12,329	12,322	**5,219**	5,178	–	–	–	–	**38,199**	38,071
12,323	12,323	**5,121**	5,145	–	–	**–1,688**	–1,886	**38,251**	38,288
1,079	1,202	**1,116**	1,207	–	–	**–1,688**	–1,886	**2,041**	1,754
11,244	11,121	**4,005**	3,938	–	–	–	–	**36,210**	36,534
5,054	4,163	**853**	424	**40**	19	**115**	–162	**10,818**	8,041
233	–198	**221**	–28	**2**	6	**416**	–	**1,131**	–331
873	711	**787**	734	**267**	250	**–1,221**	–1,054	**1,465**	1,116
17,171	15,995	**5,645**	5,096	**307**	269	**–1,106**	–1,216	**48,493**	45,691
14,711	14,093	**3,439**	3,047	–	–	**–1,439**	–1,509	**35,559**	32,546
1,057	1,207	**1,049**	719	–	–	**–1,397**	–1,509	**2,208**	910
13,654	12,886	**2,390**	2,328	–	–	**–42**	–	**33,351**	31,636
2,049	2,181	**1,706**	1,707	–	–	**–548**	–466	**9,611**	9,312
321	242	**316**	333	–	–	**–542**	–455	**444**	465
1,728	1,939	**1,390**	1,374	–	–	**–6**	–11	**9,167**	8,847
1,062	973	**1,067**	912	**241**	271	**–1,220**	–1,155	**1,838**	1,839
16,444	15,798	**4,847**	4,614	**241**	271	**–1,268**	–1,166	**44,356**	42,322
727	197	**798**	482	**66**	–2	**162**	–50	**4,137**	3,369
1	167	**5**	69	**1**	8	–	–	**7**	344
726	30	**793**	413	**65**	–10	**162**	–50	**4,130**	3,025
3	4	**82**	65	**3**	–	**–2**	–4	**378**	426
129	1	**130**	56	**32**	35	**20**	5	**1,009**	712
594	**25**	**581**	**292**	**30**	**–45**	**144**	**–51**	**2,743**	**1,887**
539	**10**	**549**	**251**	**32**	**–42**	**157**	**–47**	**2,671**	**1,833**
55	**15**	**32**	**41**	**–2**	**–3**	**–13**	**–4**	**72**	**54**

Segment reporting

Investments*	Reinsurers		Primary insurers		Asset management		Total	
	31.12.2005 €m	Prev. year €m	**31.12.2005 €m**	Prev. year €m	**31.12.2005 €m**	Prev. year €m	**31.12.2005 €m**	Prev. year €m
Europe	**43,942**	43,074	**97,902**	106,802	**804**	515	**142,648**	150,391
North America	**27,360**	21,540	**1,426**	1,669	**23**	38	**28,809**	23,247
Asia and Australasia	**2,776**	2,517	**1,024**	625	**5**	3	**3,805**	3,145
Africa, Near and Middle East	**753**	595	**81**	119	**–**	–	**834**	714
Latin America	**826**	485	**249**	142	**–**	8	**1,075**	635
Total	**75,657**	**68,211**	**100,682**	**109,357**	**832**	**564**	**177,171**	**178,132**

*After elimination of intra-Group transactions across segments.

Secondary segmentation is based on the geographical origin of our investments and gross premiums written.

Gross premiums written*	Reinsurers		Primary insurers		Total	
	2005 €m	Prev. year €m	**2005 €m**	Prev. year €m	**2005 €m**	Prev. year €m
Europe						
Germany	**3,122**	3,275	**14,272**	14,243	**17,394**	17,518
UK	**3,838**	4,516	**245**	224	**4,083**	4,740
Italy	**562**	549	**732**	720	**1,294**	1,269
Spain	**527**	525	**371**	346	**898**	871
Netherlands	**314**	456	**242**	283	**556**	739
Others	**2,060**	1,934	**1,460**	1,459	**3,520**	3,393
	10,423	11,255	**17,322**	17,275	**27,745**	28,530
North America						
USA	**4,774**	4,969	**112**	80	**4,886**	5,049
Canada	**1,929**	1,842	**6**	4	**1,935**	1,846
	6,703	6,811	**118**	84	**6,821**	6,895
Asia and Australasia						
Australia	**445**	453	**5**	3	**450**	456
China	**362**	71	**–**	–	**362**	71
Japan	**335**	288	**4**	3	**339**	291
Korea	**270**	201	**1**	–	**271**	201
Others	**514**	465	**47**	50	**561**	515
	1,926	1,478	**57**	56	**1,983**	1,534
Africa, Near and Middle East						
South Africa	**330**	267	**17**	60	**347**	327
Israel	**140**	136	**–**	1	**140**	137
Others	**202**	164	**24**	15	**226**	179
	672	567	**41**	76	**713**	643
Latin America	**927**	460	**10**	9	**937**	469
Total	**20,651**	**20,571**	**17,548**	**17,500**	**38,199**	**38,071**

*After elimination of intra-Group reinsurance across segments.
Presentation of the figures in the management report differs from this (cf. note on page 23).

Quarterly figures

		31.12.2005	30.9.2005	30.6.2005	31.3.2005
Balance sheet					
Investments	€m	**177,171**	186,610	184,099	179,328
Equity	€m	**24,653**	22,591*	21,965*	21,246*
Net underwriting provisions	€m	**154,065**	164,167	162,504	158,386
Balance sheet total	€m	**218,639**	227,141	224,378	219,532
Shares					
Share price	€	**114.38**	95.00	88.12	92.94
Munich Re's market capitalisation	€bn	**26.3**	21.8	20.2	21.3
Other					
Combined ratio non-life reinsurance	%	**110.5**	108.2	99.8	96.5
Number of staff		**37,953**	40,406	40,641	40,846

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

in €m	Total	Q4 2005	Q3 2005*	Q2 2005	Q1 2005
Income statement					
Gross premiums written	**38,199**	9,574	9,245	9,220	10,160
1. Earned premiums					
– Gross	**38,251**	9,999	9,434	9,548	9,270
– Ceded	**2,041**	593	500	495	453
– Net	**36,210**	9,406	8,934	9,053	8,817
2. Investment result	**10,818**	2,766	3,078	2,517	2,457
3. Other income	**1,465**	355	316	476	318
Total income (1–3)	**48,493**	12,527	12,328	12,046	11,592
4. Expenses for claims and benefits					
– Gross	**35,559**	8,946	9,984	8,452	8,177
– Ceded	**2,208**	716	827	301	364
– Net	**33,351**	8,230	9,157	8,151	7,813
5. Operating expenses					
– Gross	**9,611**	2,570	2,304	2,383	2,354
– Ceded	**444**	84	159	103	98
– Net	**9,167**	2,486	2,145	2,280	2,256
6. Other expenses	**1,838**	556	374	517	391
Total expenses (4–6)	**44,356**	11,272	11,676	10,948	10,460
7. Result before amortisation and impairment losses of goodwill	**4,137**	1,255	652	1,098	1,132
8. Amortisation and impairment losses of goodwill	**7**	3	–	4	–
9. Operating result	**4,130**	1,252	652	1,094	1,132
10. Finance costs	**378**	88	86	101	103
11. Taxes on income	**1,009**	–197	54	811	341
12. Consolidated result	**2,743**	1,361	512	182	688
Thereof:					
– Attributable to Munich Re equity holders	**2,671**	1,339	492	164	676
– Attributable to minority interests	**72**	22	20	18	12

*Adjusted owing to first-time application of IAS 1 (rev. 2003).

		Total	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Earnings per share	€	**11.70**	5.87	2.16	0.72	2.96

Important dates 2006/2007

19 April 2006	Annual General Meeting
20 April 2006	Dividend payment
9 May 2006	Interim report as at 31 March 2006
3 August 2006	Interim report as at 30 June 2006
3 August 2006	Half-year press conference
7 November 2006	Interim report as at 30 September 2006
20 March 2007	Balance sheet press conference for 2006 financial statements
20 March 2007	Analysts' conference for 2006 financial statements
26 April 2007	Annual General Meeting
27 April 2007	Dividend payment
8 May 2007	Interim report as at 31 March 2007
7 August 2007	Interim report as at 30 June 2007
6 November 2007	Interim report as at 30 September 2007

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
http://www.munichre.com

Responsible for content
Group Accounting
Corporate Communications

Editorial deadline: 24 February 2006

Concept and design
häfelinger + wagner design,
Munich

Printed by
Druckerei Fritz Kriechbaumer,
Wettersteinstr. 12
82024 Taufkirchen
Germany

Picture credits
Jörg Koopmann, Munich, front c[illegible]–29
Karsten de Riese, Bairawies, pp. [illegible]
Ulrike Myrzik + Manfred Jarisch, Munich, front cover,
pp. 2, 13, 30, 40, 136, 212, back cover

The official German original of this report is also available from the Company. In addition, you can find our annual reports and interim reports, along with further information about Munich Re, on the internet at www.munichre.com.

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Sascha Bibert
Tel.: +49 (0) 89/38 91-39 00
Fax: +49 (0) 89/38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Rainer Küppers
Tel.: +49 (0) 89/38 91-25 04
Fax: +49 (0) 89/38 91-35 99
E-mail: presse@munichre.com



Münchener Rückversicherungs-Gesellschaft
Central Division: Corporate Communications
Königinstrasse 107
80802 München
Germany

Order number 302-04804

